UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 16, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On July 16, 2009, Infineon Technologies AG (the “Company”) filed a Registration Statement on Form F-3 (“F-3 Registration Statement”) in connection with a rights offering of up to 337,000,000 ordinary shares, including ordinary shares represented by American depositary shares. Also on July 16, 2009, the Company’s German prospectus (the “German Prospectus”) in connection with the rights offering was approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).
This Report on Form 6-K contains a complete copy of the German Prospectus. The German Prospectus submitted on this Report on Form 6-K is being furnished for informational purposes only and is not incorporated by reference into, and does not form a part of, the F-3 Registration Statement.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 16, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Executive Officer

PROSPECTUS DATED JULY 16, 2009	NOT FOR DISTRIBUTION IN THE UNITED STATES

Offering of up to 337,000,000 Registered Shares
(with no par value) of
Infineon Technologies AG

(a stock corporation (Aktiengesellschaft) incorporated under the laws of Germany)

This prospectus (the “Prospectus”) relates to a share capital increase against cash contributions and an offering of up to 337,000,000 registered shares of Infineon Technologies AG (“Infineon Technologies AG” or the “Company” and, together with its consolidated subsidiaries, the “Group” or “Infineon”) with no par value, each representing a notional amount of the Company’s issued share capital of €2.00 (each, a “New Share” and together, the “New Shares”) and with full dividend entitlement for the fiscal year ending September 30, 2009 and admission of up to 337,000,000 New Shares and 74,942,528 registered shares of Infineon Technologies AG with no par value, each representing a notional amount of the Company’s share capital of €2.00, from the conditional capital to service the conversion rights from the €195,600,000 7.5% guaranteed subordinated convertible note due 2014 (each, a “Conversion Share”, together, the “Conversion Shares”; together with the New Shares, the “Admission Shares”) to the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange and to the sub-segment of the regulated market segment with further post admission obligations of the Frankfurt Stock Exchange (Prime Standard). The Admission Shares will rank pari passu in all respects with each other and with all other issued shares of Infineon Technologies AG (the “Existing Shares”).

The offering (the “Offering”) comprises: (i) a rights offering (the “Rights Offering”) in which the existing shareholders of the Company will receive rights to subscribe for New Shares (the “Subscription Rights”) at the Subscription Price (as defined below), by way of public offerings in the Federal Republic of Germany (“Germany”), The Grand Duchy of Luxembourg (“Luxembourg”) and the United States of America (“United States” or “U.S.”), and (ii) a private placement of any New Shares not subscribed for by the Company’s shareholders (the “Investment Shares”) that will under certain circumstances be subscribed for by Admiral Participations (Luxembourg) S.à r.l. (the “Backstop Investor”) at the Subscription Price (the “Investment Share Placement”), up to a number of Investment Shares that does not lead to a shareholding in the Company exceeding 30 percent minus one share in the Company’s share capital and voting rights post execution of the Offering, and subject to the Backstop Investor being able to establish a participation in the equity capital and voting rights in the Company of at least 15 percent post execution of the Offering, unless such requirement is waived by the Backstop Investor. See “The Offering — Backstop Arrangement.”

Subject to the terms and conditions set out in this Prospectus, holders of Existing Shares after close of business on July 17, 2009 (the “Record Date”) will be allotted one Subscription Right for each Existing Share held. The exercise of 9 Subscription Rights entitles the exercising holder to subscribe for 4 New Shares against payment of a subscription price of €2.15 per New Share (the “Subscription Price”). On July 14, 2009, the closing price of the Infineon Technologies AG shares was €2.90 per share on the Frankfurt Stock Exchange.

The Subscription Rights will not be traded on the regulated market of the Frankfurt Stock Exchange or any other German stock exchange. Holders of Subscription Rights held through the clearing facilities of Clearstream Banking AG (“Clearstream”) wishing to subscribe for New Shares must exercise their Subscription Rights during the period from July 20, 2009 through August 3, 2009 (the “Subscription Period”). Subscription Rights may be exercised only in integral multiples of the subscription ratio. Subscription Rights held through Clearstream and not validly exercised during the Subscription Period, including Subscription Rights in excess of the nearest integral multiple of the subscription ratio, will expire without compensation and become worthless.

Exercising the Subscription Rights or investing in the New Shares involves risks. For a discussion of material risks which the investors should consider before exercising their Subscription Rights or investing in the New Shares, see “Risk Factors” beginning on page 48.

Subscription Price: €2.15 per New Share

Subject to the satisfaction of certain conditions set forth in the Underwriting Agreement (as defined below), the New Shares have been underwritten by an underwriting syndicate consisting of Credit Suisse Securities (Europe) Limited, Deutsche Bank Aktiengesellschaft and Merrill Lynch International, (the “Joint Bookrunners”) and Citigroup Global Markets Limited (together with the Joint Bookrunners, the “Joint Lead Managers”, and alternatively, the “Underwriters”).

The Existing Shares are listed on the Frankfurt Stock Exchange (where they are traded on the regulated market segment (regulierter Markt)) (Prime Standard) under the symbol “IFX”. Beginning on July 20, 2009, the Existing Shares are expected to be traded on the Frankfurt Stock Exchange “ex rights”. Applications will be made for listing of the Admission Shares on the regulated market segment of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market segment with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The decision on admission of the Conversion Shares is anticipated for August 6, 2009. The decision on admission of the New Shares subscribed for under the Rights Offering is anticipated for August 6, 2009. The decision on admission of the New Shares under the Investment Share Placement is anticipated without undue delay following applicable regulatory clearances. Trading of the New Shares subscribed for under the Rights Offering is expected to commence on or about August 7, 2009 and, with respect to New Shares subscribed for under the Investment Share Placement, without undue delay following applicable regulatory clearances.

Application has been or will be made for the Subscription Rights and the New Shares to be accepted for clearance through Clearstream. The New Shares subscribed for under the Rights Offering are expected to be delivered through the facilities of Clearstream on or about August 7, 2009. Delivery of the New Shares subscribed for under the Investment Share Placement is expected without undue delay following applicable regulatory clearances.

This Prospectus is intended for use only in connection with the Offering outside the United States in accordance with Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and should not be sent into the United States.

This document constitutes a prospectus for the purposes of Article 3 of the prospectus directive 2003/71/EC (the “Prospectus Directive”) and has been filed with and approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (the “BaFin”). The BaFin approved the Prospectus after completing a review of the Prospectus for completeness, including a review of the coherence and comprehensibility of the information provided. The approved Prospectus will be notified by the BaFin to the competent authorities in Luxembourg for passporting in accordance with Article 18 of the Prospectus Directive.

Joint Bookrunners and Joint Lead Managers

Credit Suisse	Deutsche Bank	Merrill Lynch International

Joint Lead Manager
Citi

Selling Agent
Erste Bank

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Subscription Rights and the New Shares (the “Securities”) offered hereby, and does not constitute an offer to sell or a solicitation of an offer to buy any Securities offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereby shall under any circumstances imply that there has been no change in the affairs of Infineon Technologies AG or its subsidiaries or that the information contained herein is correct as of any date subsequent to the earlier of the date hereof and any earlier specified date with respect to such information.

The distribution of this Prospectus and the offer of the Securities may be restricted by law in certain jurisdictions. Infineon Technologies AG and the Underwriters require persons into whose possession this Prospectus comes to inform themselves of and observe all such restrictions. This Prospectus does not constitute an offer of, or an invitation to purchase the Securities in any jurisdiction in which such offer or invitation would be unlawful. For a description of certain restrictions on the offer and sale of the Securities, see the notices below. Neither Infineon Technologies AG nor any of the Underwriters accept any legal responsibility for any violation by any person, whether or not a prospective investor in the Securities, of any such restrictions. Neither Infineon Technologies AG nor any of the Underwriters nor any of their respective representatives are making any representation to any offeree or purchaser of the Securities offered hereby regarding the legality of an investment by such offeree or purchaser under applicable legal investment or similar laws. Each investor should consult with its own advisors as to the legal, tax, business, financial and related aspects of the subscription and the purchase of the securities.

This Prospectus has been prepared by Infineon Technologies AG in connection with the Offering solely for the purpose of enabling a prospective investor to consider the subscription or the purchase of the New Shares or the purchase of the Subscription Rights. Reproduction and distribution of this Prospectus or disclosure or use of the information contained herein for any purpose other than considering an investment in the New Shares is prohibited. The information contained in this Prospectus has been provided by Infineon Technologies AG and other sources identified herein. No representation or warranty, expressed or implied, is made by any of the Underwriters as to the accuracy or completeness of the information set forth herein and nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation, whether as to the past or the future. No person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the Offering and, if given or made, any such information or representation should not be relied upon as having been authorized by Infineon Technologies AG or the Underwriters.

The Joint Lead Managers are acting for the Company and for no one else in connection with the Offering and will not regard any other person as the respective clients of each of the Joint Lead Managers in relation to the Offering and will not be responsible to anyone other than the Company for providing the protections afforded to the respective clients of each of the Joint Lead Managers nor for providing advice in relation to the Offering or any transaction or arrangement referred to in this Prospectus. In making an investment decision, investors must rely on their own examination of Infineon Technologies AG and the terms of the Offering, including the merits and risks involved. Any decision to subscribe for or purchase New Shares or to purchase Subscription Rights should be based solely on this Prospectus.

There shall be no stabilization in connection with the Offering.

Notice to investors in the European Economic Area

This Prospectus has been prepared on the basis that all offers of New Shares (other than the offers in Germany and Luxembourg contemplated in this Prospectus) will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of shares. Accordingly, any person making or intending to make any offer within any such EEA member state of the New Shares should only do so in circumstances in which no obligation arises for Infineon Technologies AG or any of the Underwriters to produce a prospectus for such offer. Neither Infineon Technologies AG nor the Underwriters have authorized, nor do they authorize, the making of any offer of New Shares through any financial intermediary, other than offers made by the Underwriters which constitute the final placement of the New Shares contemplated in this Prospectus.

In relation to each EEA member state which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer of any New Shares may not be made in that Relevant Member State (other than the offers in Germany and Luxembourg contemplated in this Prospectus), except that an offer in that Relevant Member State of any of the New Shares may be made at any time under the following exemptions from the Prospectus Directive, if they have been implemented in that Relevant Member State:

1.	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

2.	to any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than €43,000,000 and (C) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

3.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the New Shares shall result in a requirement for the publication by Infineon Technologies AG or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

This Prospectus is directed at and for distribution in the United Kingdom only to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons being together referred to as “relevant persons”). This Prospectus is directed only at relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents. Any investment or investment activity to which this Prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Furthermore, the Underwriters have warranted that they

1. have only invited or will only invite participation in investment activities in connection with the Offering or the sale of the New Shares within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) and have only initiated or will only initiate such investment activities to the extent that Section 21(1) of the FSMA does not apply to the Company; and

2. have complied and will comply with all applicable provisions of the FSMA with respect to all activities already undertaken by each of them or will undertake in the future in relation to the New Shares in, from, or otherwise involving the United Kingdom.

v

SUMMARY

The following summary (the “Summary”) is intended to be read as an introduction of this prospectus (the “Prospectus”) and summarizes only selected information from the Prospectus. Because of the more detailed information contained elsewhere in this Prospectus, including the Financial Information section, investors are strongly recommended to carefully read the entire Prospectus, and base their decision on whether to invest in the shares of the Company on a review of the entire Prospectus.

Infineon Technologies AG, Neubiberg, Germany (“Infineon Technologies AG” or the “Company” and, together with its subsidiaries, the “Group” or “Infineon”) along with Credit Suisse Securities (Europe) Limited, London, United Kingdom (“Credit Suisse”), Deutsche Bank Aktiengesellschaft, Frankfurt, Germany (“Deutsche Bank”) and Merrill Lynch International, London, United Kingdom (“Merrill Lynch” and, together with Credit Suisse and Deutsche Bank, the “Joint Bookrunners”) as well as Citigroup Global Markets Limited, London, United Kingdom (“Citi” and, together with the Joint Bookrunners, the “Joint Lead Managers” or the “Underwriters”) assume responsibility for the content of the Summary pursuant to Section 5(2) Sentence 3 No. 4 of the German Securities Prospectus Act (Wertpapierprospektgesetz). However, the Company and the Underwriters can be held liable for such content only if the Summary is misleading, inaccurate or contradictory when read in conjunction with the other portions of the Prospectus. If an investor files claims in court on the basis of the information contained in this Prospectus, the plaintiff investor may be required by the laws of the individual member states of the European Economic Area (“EEA”) to bear the cost of translating the Prospectus before the proceedings begin.

Summary of the Company’s Business

Business

Infineon is one of the world’s leading semiconductor suppliers by revenue. Infineon has been at the forefront of the development, manufacture and marketing of semiconductors for more than 50 years, first as the Siemens Semiconductor Group and then, from 1999, as an independent group. Infineon Technologies AG has been a publicly traded company since March 2000. According to the market research company iSuppli (June 2009), Infineon (excluding Qimonda) was ranked the number 10 semiconductor company in the world by revenue in the 2008 calendar year.

Infineon designs, develops, manufactures and markets a broad range of semiconductors and complete system solutions used in a wide variety of applications for energy efficiency, security and communications. Infineon’s main business is currently conducted through its five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

In the 2009 fiscal year, Infineon is taking significant measures, in particular through its cost-reduction program “IFX10+”, with the aim of cutting costs, reducing debt, preserving cash and otherwise improving its financial condition. The efforts continue at present. Infineon believes that due to the positive impact of its overall cost reduction and cash preservation measures to retain liquidity it will be able to finance its normal business operations out of cash flows from continuing operations despite the sharp decline in revenue levels.

Core Strengths

Infineon believes that its core strengths are based on a variety of factors, including its technical competencies, its strong position in a broad set of markets, its deep customer relationships and its capabilities in semiconductor design and manufacturing.

•	Infineon believes it has deep technical core competencies in the design and manufacturing of semiconductors. These competencies are based in part on over 50 years of industry experience by the Company and its predecessors. Four core competencies are of particular importance, namely: Radio Frequency (“RF”), embedded control, analog/mixed signal, and high power.

•	Radio frequency competency: The ability to produce best-in-class RF transceivers (and integrate RF transceivers with standard logic circuitry) is a key differentiator of cellular modem solutions. The increasing complexity of transceiver products has forced most competitors out of this market and led to the current (2008) situation with four suppliers generating almost 85 percent of revenues; Infineon ranked second with over 22 percent market share (Strategy Analytics, May

2009). Infineon believes that its RF competency was the main facilitator of recent years’ remarkable recovery of its Wireless business and that it will help it gain further market share in the overall Wireless market in the future.

•	Embedded control competency: In contrast to general purpose computing platforms, embedded systems are designed for particular applications. Today, embedded systems designers demand microcontrollers that are specifically tailored to their needs. Infineon’s 32-bit Tricore microcontroller family is a typical example. It combines the real-time capability of a microcontroller, the computational power of a DSP, and high performance features of RISC architectures. In automotive applications, these microcontrollers enable outstanding engine performance at lower fuel consumption, meeting the highest emission standards, including EURO5 and US-LEV2. Infineon believes that due to its exceptional embedded control competency, it could further extend its current leading market position in the automotive semiconductor market, and that it will benefit from significant growth rates in market segments like engine control/power train. According to Strategy Analytics (January 2009), worldwide revenues with semiconductors for automotive power train applications are expected to grow at a compound annual growth rate of over 14 percent from 2009 to 2012, the fastest growth of all automotive applications.

•	Analog/Mixed signal competency: According to iSuppli (June 2009), Infineon ranks among the top three analog/mixed signal semiconductor companies worldwide measured by revenues generated with analog ICs, discretes and sensors. Infineon believes that analog and mixed signal markets generally offer particularly attractive revenue growth opportunities. For example, iSuppli (May 2009) views semiconductor sensors, typically Analog semiconductors, as one of the fastest growing semiconductor categories, with a compound annual growth rate of 13 percent from 2009 through 2012. Another example is on-chip integration of RF transceivers and cellular baseband processors. Infineon believes that it is the largest supplier by units shipped of such single chip RF / baseband products for cellular phones. Strategy Analytics (December 2008) expects revenues with single chip products to grow at a compound annual growth rate of over 70 percent from 2009 to 2013 and that the share of single chip products will rise from 6 percent of all baseband units in 2009 to 22 percent in 2013.

•	High power competency: Only a few semiconductor suppliers offer high power semiconductor devices and modules. According to IMS Research (August 2008), the top 5 power module suppliers generate over 80 percent of the worldwide revenues, with Infineon the worldwide market leader in power semiconductors with particularly strong positions in high power semiconductors and modules. Infineon believes that the market outlook for high power semiconductor modules is particularly promising. According to IMS Research (February 2009), the expected compound annual growth rate for power modules is 10 percent in the period from 2009 to 2012. Infineon believes that its high power competency will enable it to participate in this growing market.

•	Infineon has a large and diversified business that covers a broad range of endmarkets and spans multiple product categories. With the exception of memory ICs and microprocessors, Infineon provides products of all major product categories such as Discretes, Sensors, Analog & Logic ICs and ICs in Chip Card applications. After the closing of the sale of the Wireline Communications business, Infineon will focus on the target markets automotive, industrial and multimarket, chip card & security and wireless communications. According to the external market research cited below, Infineon holds a leading position by revenue in the four target markets.

•	A leader in the automotive chip industry. According to Strategy Analytics (May 2009), Infineon has been the number two chip manufacturer for the automotive industry worldwide by revenue for the past five years. In the 2008 calendar year, Infineon’s total revenue from the automotive industry amounted to USD 1,742 million, which according to the same Strategy Analytics report was USD 2 million behind the number one chip manufacturer. Infineon is the number one chip manufacturer for the automotive industry by revenue in Europe and holds the following market positions based on total revenue: number two in Rest of World (excluding Japan), number three in North America and number six in Japan. Infineon has increased its market share continuously over the course of the past fourteen years from 3.9 percent in 1994 to 9.5 percent in 2008. The main core competencies that helped drive such growth are embedded control and power semiconductors. In addition, Infineon attributes this growth to its goal of delivering zero-defect products. Infineon believes that in-house manufacturing capabilities are a competitive advantage due to the high quality standards demanded by automotive customers.

•	Leader in design and production of control electronics for energy efficiency and the miniaturization of such electronics in industrial and multimarket applications. Efficient generation and transmission and reliable distribution of electrical energy are vital for an environmental-friendly electricity supply. Infineon believes that it is the only company to offer power semiconductors and power modules for the entire electricity generation, transmission and consumption chain. According to IMS Research (November 2002, August 2008), Infineon’s revenues with Power Discretes and Power Modules grew by more than 145 percent from 2001 to 2007. With such growth, Infineon outperformed the competition and improved its market revenue ranking position from fourth place to number one in that period, with Infineon’s share of the global power semiconductor market increasing from 6.6 percent to 9.7 percent in such period. In the industrial market, according to the market research firm Semicast (June 2008), Infineon has outperformed competing semiconductor suppliers. Infineon ranked second in 2006 by revenue with a global market share of 6.4 percent. Within one year, Infineon increased revenues by more than 30 percent and rose to the number one position in 2007. While there is no external market research data available yet for 2008, Infineon believes it has solidified its market leading position in 2008. Infineon’s extensive know-how in its core competency of power semiconductors was the main driver for this growth.

•	Market leader in chips for card applications. Each year from 1997 to 2008, Infineon was the global market leader in chips for card applications according to iSuppli (2009) and Frost & Sullivan (1998-2008). In addition, Infineon is the world’s leading supplier of Smart Cards ICs, according to Frost & Sullivan (September 2008). These chips are mainly used for credit cards, debit cards, access cards, government identification applications, personal and object identification, and platform security applications. Infineon’s strategic focus is on these security-critical fields where it can make the most of its experience in high-security applications. Infineon believes that it has the industry’s largest portfolio of chips and interfaces to meet the relevant security requirements in these areas. Due to Infineon’s strategic shift from high-volume markets to security-driven applications, Infineon was able to significantly improve its profitability. The main core competencies driving Infineon’s success in this market are embedded control and RF (the latter for contactless cards only).

•	A market leader in wireless solutions. Infineon not only manufactures traditional components such as baseband processors, RF transceivers and power management chips, but also offers complete platforms including software solutions, customized modifications and interoperability tests. Many mobile phone manufacturers rely increasingly on these third-party complete platforms and reduce their in-house chipset production accordingly. Infineon has become the fourth-largest supplier for these platforms (iSuppli, March 2009). A key component of mobile phone platforms is the RF transceiver where Infineon has built on the success of its CMOS technology based products. The insolvency of BenQ in September 2006 had a negative effect on Infineon. BenQ generated approximately 80 percent of Infineon’s wireless platform business. As a result of restructuring efforts and new customer design wins, Infineon believes that it will be able to successfully turn around this business, which is underscored by the positive Segment Result generated by Infineon’s Wireless business in the three months ended June 30, 2009. The main core competencies employed in Infineon’s wireless business are RF, analog/mixed-signal and embedded control technologies.

•	Infineon believes it has strong and longlasting customer relationships:

•	Infineon believes it has strong customer relationships. For example, Infineon is often the sole supplier to a customer due to a high specific development investment on the part of the customer to integrate Infineon’s products into the customer’s application.

•	Infineon believes many of its customer relationships are longlasting. In many cases, the customer’s development may take one to three years, with development input requiring up to 100 person years for one product. In addition, tests, validation, and if appropriate certification of the customer product with the integrated Infineon product may take six months to three years. For some applications, such as automotive, contract terms of up to 15 years are common.

•	Infineon believes that its manufacturing competences and assets for specialty manufacturing processes are an important competitive advantage, including among others:

•	Infineon’s proprietary process technologies, which allow it to manufacture ultrathin wafers for power semiconductors, enable great advances in energy efficiency;

•	Infineon developed an embedded Wafer-Level Ball Grid Array (“eWLB”) technology for semiconductor packages which achieves a 30 percent reduction of dimension compared to conventional (lead-frame laminate) packages, offers improved electrical performance and better cost; and

•	Infineon’s new power-logic plant in Kulim, Malaysia, which will allow Infineon to further expand its presence in the growing Asian market, as well as to strengthen its cost and competitive positions.

Strategy

Infineon strives to achieve profitable growth by maintaining and expanding its leadership position in semiconductor solutions in the four target markets automotive, industrial and multimarket, chip card & security, and wireless solutions. Infineon will exit the wireline communications market upon the sale of its Wireline Communications business and focus on these four target markets. Infineon is leveraging key market trends towards energy efficiency, security, and communications and seeks to:

•	Build on its leadership position in key markets, in particular by helping to improve energy efficiency. Infineon believes that its success to date has been based on a deep understanding of a wide range of applications for the automotive and industrial sectors as well as for personal computers and other consumer devices. Infineon’s leading position in these areas is built on high-performance products, superior process technologies and optimized in-house manufacturing capabilities. Infineon sees significant growth potential for its power business, in particular, driven by high energy costs, a shift towards renewable energy generation, and the need for ever longer battery life in mobile devices.

•	Strengthen Infineon’s leadership position in security solutions. Infineon seeks to benefit from growth in electronic and mobile communication and the growing desire to access data anywhere and at any time, which drives demand for data protection and data integrity such as secure authentication and identification of users. Infineon intends to leverage its know-how to address applications in new areas, and believes it is well positioned to benefit from future trends, such as the transition to e-Passports, e-Health cards and RFID ICs in logistics.

•	Provide the technology to be connected every day and everywhere. Infineon seeks to continue to profit from its key strengths in areas such as RF and mixed signal technologies employed, in particular, in its wireless business. In order to benefit from the ever-increasing need for mobility and communication in all aspects of day-to-day life, Infineon intends to grow its broad customer base and to focus on the most promising solutions for future profitable growth. In the wireless market, these include, in particular, highly integrated, cost efficient single-chip solutions and highly integrated cellular phone platforms for wireless high speed data transfer in HSPA-enabled phones and smart phones.

In addition, it is part of Infineon’s manufacturing strategy to carefully manage the mix of in-house versus outsourced manufacturing capacity and process technology development. Infineon intends to continue to invest in those process technologies that provide it with a competitive advantage. This is the case in particular for Infineon’s power process technologies and in manufacturing capacity that can meet the very strict quality requirements of automotive customers. At the same time, in standard CMOS below the 90-nanometer node, Infineon will continue to share risks and expand its access to leading-edge technology through long-term strategic partnerships with other leading industry participants. Infineon does not intend to invest in in-house capacity for standard CMOS processes below the 90-nanometer node, and will make use of outsourced manufacturing capacity at silicon foundries instead.

Infineon believes that ongoing cost control and projects to continually improve productivity are important elements to support the successful implementation of Infineon’s profitable growth strategy.

Reasons for the Offering and Use of Proceeds

The entire semiconductor industry, including Infineon, has been adversely affected by the global economic downturn and financial crisis. Infineon’s revenues declined from €1,153 million in the fourth quarter of the 2008 fiscal year to €845 million in the third quarter of the 2009 fiscal year. Infineon’s gross cash position decreased during the first nine months of the 2009 fiscal year by €12 million, from €883 million as of September 30, 2008 to €871 million as of June 30, 2009. Included in this decline in the gross cash position were:

•	approximately €106 million of cash outflows in connection with Infineon’s IFX10+ cost reduction program,

•	scheduled debt repayments of approximately €101 million, which included €41 million for Infineon’s syndicated loan facility, and

•	voluntary repurchases of an aggregate nominal amount of €246 million of guaranteed subordinated convertible notes due 2010 that were issued by the Company’s subsidiary Infineon Technologies Holding B.V. (“Convertible Notes due 2010”) and guaranteed subordinated exchangeable notes due 2010 that were issued by the Company’s subsidiary Infineon Technologies Investment B.V. (“Exchangeable Notes due 2010”) for an aggregate of €161 million in cash.

These outflows were partly offset by a reimbursement of €112 million by the Deposit Protection Fund of the German Private Commercial Banks (Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V.) in relation to the insolvency of Lehman Brothers Bankhaus AG and gross proceeds of €182 million from the issuance of a new guaranteed subordinated convertible note by Infineon Technologies Holding B.V. (the “New Convertible Note due 2014”). Despite the very significant revenue decline, Infineon generated sufficient free cash flow from operations to fund the majority of the cash outflows relating to its IFX 10+ cost reduction program.

Infineon’s management believes that it should seek to maintain a gross cash position of at least €250 to €300 million to operate the Company’s business effectively. As a result, Infineon has acted vigorously to reduce operating expenses, conserve cash and improve its balance sheet. The steps that Infineon has taken to this end include, among other things, the IFX10+ cost reduction program, debt repurchases, the issuance of the New Convertible Note due 2014 and the divestiture of the Wireline Communications business. Through its IFX 10+ cost reduction program, the Company has achieved significant cost reductions. The Company’s operating expenses for the three months ended June 30, 2009 decreased by €88 million when compared to the three months ended September 30, 2008. Company management believes that these savings are mainly due to its IFX 10+ cost reduction program. In aggregate, Infineon is targeting total cost reductions from this program of €600 million for the 2009 fiscal year when compared to Infineon’s total costs in the 2008 fiscal year, some of which are temporary in nature.

In addition, on July 7, 2009, the Company entered into an asset purchase agreement with an entity affiliated with Golden Gate Private Equity, Inc. to sell its Wireline Communications business for a cash consideration of €250 million. The majority of the purchase price is payable at closing, which is expected to occur in the fall of 2009, with €20 million of the purchase price being payable 9 months after the closing date. Infineon is selling its Wireline Communications business in order to focus on the further development of its main business, its strategy and strong position in the key areas of energy efficiency, security and communications, while further improving the Company’s balance sheet and strengthening its liquidity position.

Infineon’s management believes that the positive impact of its cost reduction and cash preservation measures will enable it to finance its ordinary business operations out of cash flows from continuing operations, despite the sharp decline in revenue levels. However, its ability to refinance certain liabilities while maintaining its target level of liquidity is a concern. The current outstanding nominal amount as of June 30, 2009 of €522 million of Convertible Notes due 2010 will become due for repayment on June 5, 2010, and the current nominal amount as of June 30, 2009 of €48 million of Exchangeable Notes due 2010 will become due for repayment on August 31, 2010. Also, Infineon is expecting other scheduled debt repayments of an aggregate of approximately €110 million through the end of September 2010, including its multi-currency revolving facility. Infineon will also incur further cash outflows in connection with its IFX10+ cost reduction program, and may incur additional expenses in connection with the insolvency of Qimonda and the resolution of its ongoing negotiations regarding ALTIS, the manufacturing joint venture between Infineon and IBM in France. Infineon is taking a number of measures, including the Offering, its cost reduction program and the sale of the Wireline Communications business, in order to meet these obligations and maintain the desired level of liquidity.

Infineon’s management believes that prior to the announcement of the Offering on July 10, 2009, the market perception factored in a degree of uncertainty as to the Company’s liquidity position, its ability to repay the Convertible Notes due 2010 and the Exchangeable Notes due 2010 as they come due and its contingent liabilities relating to Qimonda and ALTIS. Infineon’s management also believes that the successful completion of the Offering will further improve the capital markets’ confidence in Infineon’s ability to repay these notes and satisfy these contingent liabilities while maintaining a sufficient amount of liquidity, and will help market participants perceive Infineon as well placed to achieve sustainable and, ultimately improved, profitability.

The net proceeds of the Offering are expected to be up to approximately €700 million, assuming the maximum of 337 million New Shares are subscribed for and deducting estimated fees and expenses relating to the Offering of approximately €25 million. At a minimum, the net proceeds of the Offering are expected to be approximately €335 million assuming holders of Subscription Rights exercise 52 percent (which represents the minimum number of Subscription Rights which would need to be exercised so that the Backstop Investor would have no obligation to purchase New Shares) of such Subscription Rights, the Backstop Investor does not purchase any New Shares and the fees and expenses relating to the Offering amount to approximately €40 million.

Infineon believes that the successful completion of the Offering, resulting in net proceeds of between €335 to €700 million, will strengthen the Company’s capital structure. In particular, assuming Infineon is able to place all of the 337 million New Shares, it plans to use approximately €570 million to repay the Convertible Notes due 2010 and the Exchangeable Notes due 2010, of which as of June 30, 2009, €570 million were outstanding.

Infineon intends to use any net proceeds, together with available cash reserves and the proceeds of the sale of the Wireline Communications business, that exceed the amount needed to repay these notes, to strengthen its liquidity position, satisfy any contingent liabilities, and repay other indebtedness as well as to continue to invest in a very innovation driven industry and to pursue strategic opportunities in an increasingly consolidating industry.

Summary of the Offering

Rights Offering

This Offering relates to up to 337,000,000 new registered no par value shares, each such share with a notional par value of €2.00 and full dividend rights for the fiscal year ending September 30, 2009 (the “New Shares”).

The New Shares originate from the capital increase against cash contributions with indirect subscription rights resolved by the Management Board on July 9, 2009, approved by the Company’s supervisory board (the “Supervisory Board”) on July 9, 2009, by recourse to the Company’s statutory Authorized Capitals 2007 and 2009/I. The New Shares, with the exception of a fractional amount of up to €7,562,592, amounting to up to 3,781,296 New Shares, are to be offered to the existing shareholders for subscription by way of indirect subscription rights through public offerings in Germany and Luxembourg at the Subscription Ratio and at the Subscription Price (the “Rights Offering”). The completion of the capital increase has not yet been registered in the commercial register of the Local Court of Munich; the Company expects the capital increase relating to the New Shares subscribed for under the Rights Offering to be registered on August 6, 2009.

Publication of the Rights Offering (as defined herein) in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) and in the Börsen-Zeitung is expected on July 17, 2009.

Investment Share Placement

Any New Shares that are not subscribed for in the Rights Offering (the “Investment Shares”) will be offered to the Backstop Investor by way of a private placement for subscription at the Subscription Price (the “Investment Share Placement” and, together with the Rights Offering, the “Offering”). The Backstop Investor has agreed to subscribe for all New Shares not subscribed for by the Company’s Shareholders subject to the terms and conditions of the Backstop Arrangement. However, the maximum number of New Shares to be acquired by the Backstop Investor together with any shares to be acquired by the Backstop Investor through Subscription Rights purchased by the Backstop Investor, if any, must not lead to a shareholding that would represent more than 30 percent minus one share in the Company’s equity capital and voting rights post execution of the Offering.

The completion of the capital increase has not yet been registered in the commercial register of the Local Court of Munich. In the event that any New Shares not subscribed for by the current shareholders of the Company are allotted to the Backstop Investor under the Backstop Arrangement, the registration of the capital increase relating to those New Shares is anticipated without undue delay following applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz).

Admission to Trading

Application is expected to be made on July 17, 2009 for admission of the New Shares to the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The decision on admission of the New Shares subscribed for under the Rights Offering is anticipated for August 6, 2009.

The decision on admission of New Shares subscribed for under the Investment Share Placement is expected to be made without undue delay following the subscription and payment of the Subscription Price with regard to the Investment Shares, subject to applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) having been obtained, which clearances, if applicable, are expected to be received during the course of August 2009 at the latest.

Commencement of Trading

Trading of the New Shares subscribed for under the Rights Offering is expected to begin on August 7, 2009. On this same day, those New Shares will be included in the existing quotation of the Company’s shares.

In the event any New Shares not subscribed for by the current shareholders of the Company are allotted to the Backstop Investor under the Backstop Arrangement, trading of such New Shares is expected to begin without undue delay following the subscription and payment of the Subscription Price with regard to the Investment Shares, subject to applicable merger clearances and clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) having been obtained, which clearances, if applicable, are expected to be received during the course of August 2009 at the latest. The New Shares allotted to the Backstop Investor will be included in the existing quotation of the Company’s shares upon commencement of trading of such New Shares, which is expected in the course of August 2009.

Exercise of Subscription Rights

Shareholders of Infineon Technologies AG will be asked through the Rights Offering being published, presumably on July 17, 2009, to exercise their subscription rights (the “Subscription Rights”) during the period from July 20, 2009 up to and including August 3, 2009 (the “Subscription Period”) to avoid being excluded from the capital increase.

Subscription Ratio

The subscription ratio is 9 to 4, that is, 9 Existing Shares entitle its holder to subscribe for 4 New Shares at the Subscription Price.

Subscription Price

The subscription price is €2.15 per New Share subscribed (the “Subscription Price”).

Subscription Agent

The subscription agent is Deutsche Bank.

No Trading of Subscription Rights on the regulated market

Infineon Technologies AG will not initiate trading of the Subscription Rights (ISIN DE000A0Z2227 / German Securities Code (WKN) A0Z222) on the regulated market of the Frankfurt Stock Exchange or any other German stock exchange. Accordingly, Subscription Rights cannot be purchased or sold on the regulated market of such a stock exchange. However, Subscription Rights are transferable. No compensation will be paid for unexercised Subscription Rights. Upon the expiration of the Subscription Period, unexercised Subscription Rights will lapse and become worthless. Starting July 20, 2009, all of the Company’s existing shares (ISIN DE0006231004 / German Securities Code (WKN) 623100) (the “Existing Shares”) will be traded on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange without Subscription Rights (“ex rights”).

Delivery and Settlement of the New Shares

The Subscription Price for each New Share subscribed for under the Rights Offering is payable no later than August 3, 2009. The New Shares subscribed for in the Rights Offering are expected to be credited to a collective securities deposit account and made available to shareholders as from August 7, 2009.

The Subscription Price for each subscribed New Share under the Investment Share Placement is payable no later than on the tenth business day following the business day subsequent to the last day of the Subscription Period, subject to applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) having been obtained, which clearances, if applicable, are expected to be received during the course of August 2009 at the latest. The New Shares allotted to the Backstop Investor will be included in the existing quotation of the Company’s shares upon commencement of trading of such New Shares. The New Shares subscribed for under the Investment Share Placement are expected to be credited to a collective securities deposit account and made available to the Backstop Investor as from the business day following such payment of the Subscription Price.

Backstop Arrangement

Admiral Participations (Luxembourg) S.à r.l. (the “Backstop Investor”), a subsidiary of a fund managed by Apollo Global Management LLC has agreed to acquire all New Shares (including the Fractional Amount) not subscribed for by the Company’s shareholders (the “Investment Shares”) at the Subscription Price, but not more than the Maximum Investment Amount (as described below), subject to the Minimum Threshold (as described below) being met (the “Backstop Arrangement”). The maximum number of Investment Shares to be acquired by the Backstop Investor together with any shares to be acquired by the Backstop Investor through Subscription Rights purchased by the Backstop Investor, if any, must not lead to a shareholding that would represent more than 30 percent minus one share in the Company’s equity capital and voting rights post execution of the Offering (the “Maximum Investment Amount”). The Backstop Investor may, but is not required to, acquire Investment Shares if the number of the Investment Shares available together with any shares to be acquired by the Backstop Investor through Subscription Rights purchased by the Backstop Investor, if any, does not allow the Backstop Investor to establish a participation in the Company’s equity capital and voting rights of at least 15 percent post execution of the Offering (the “Minimum Threshold”).

The obligation of the Backstop Investor to acquire any Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board, the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009, the election of Mr. Manfred Puffer as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board taking effect.

The Backstop Investor will have no obligation, but will be entitled, to subscribe for Investment Shares if the number of Investment Shares does not exceed the Minimum Threshold. If the Backstop Investor wishes to subscribe for the Investment Shares despite the Minimum Threshold not being met, the Backstop Investor has to declare a waiver to the Company on the business day following the end of the Subscription Period. The Backstop Investor may declare its unconditional commitment in the waiver notice to acquire other than through the Investment Share Placement, within 30 days following the satisfaction or waiver of the conditions precedent, such amount of the Company’s shares that following the acquisition the Backstop Investor’s shareholding will equal or exceed 15 percent. In this case, the obligation of the Backstop Investor to acquire Investment Shares is subject to the condition precedent that (a) Mr. Manfred Puffer has been appointed by the competent court to Supervisory Board, (b) Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, has submitted (i) a letter to the Backstop Investor in which he commits to resign as of September 30, 2009 and (ii) a resignation letter to the Management Board and the co-chairman of the Supervisory Board, resigning as chairman and Supervisory Board member as of September 30, 2009, subject to the Backstop Investor by that date holding a shareholding in the Company of 15 percent or more, or as of October 15, 2009, if only by that date the Investor holds a respective shareholding in the Company, in each case evidenced by a corresponding notice to the Company according to Section 21 (1) German Securities Trading Act (WpHG), (c) Mr. Manfred Puffer has been elected as chairman of the Supervisory Board as of October 1, 2009 subject to the resignation of the current chairman having taken effect and (d) the nomination committee of the supervisory board has nominated Mr. Gernot Löhr as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board having taken effect.

As long as the applicable merger clearances and/or clearance by the German Ministry of Economy and Technology pursuant to the German Foreign Trade Act remain outstanding, the Backstop Investor will only be allowed to acquire or subscribe for Investment Shares that lead to a shareholding of the Backstop Investor in the Company of 25 percent minus one share. After the applicable merger clearances and/or clearance by the German Ministry of Economy and Technology pursuant to the German Foreign Trade Act have been obtained, the Backstop Investor may, at its sole discretion, also subscribe for the Investment Shares that are in excess of a shareholding of the Backstop Investor of 25 percent up to the Maximum Investment Amount. The capital increase and the listing with regard to these shares will be implemented as soon as reasonably possible.

Should the Backstop Investor not purchase any New Shares in the Offering for any reason, the Company has to pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of the Company of 25 percent or less, the Company has to pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding of the Backstop Investor falls short of 25 percent plus one share.

During the Backstop Investor Lock-Up (as defined below), the Company will not, either directly or indirectly, solicit, initiate, encourage or assist any third party in the acquisition of a stake of 10 percent or more of the shares or voting rights in the Company.

For as long as the Backstop Investor holds at least 15 percent of the shares and voting rights in the Company, the Backstop Investor will be entitled to recommend two individuals, and for as long as the Backstop Investor holds at least 10 percent of the shares and voting rights in the Company, one individual, to be elected to the Supervisory Board.

Placement of Unsubscribed New Shares

Any New Shares that are not subscribed for in the Rights Offering will be offered to the Backstop Investor by way of a private placement for acquisition or subscription at the Subscription Price subject to the terms and conditions of the Backstop Arrangement.

Lock-Up Agreements

The Company has committed itself to the Underwriters not to carry out a capital increase or other capital measures, without written consent of the Underwriters, which may only be withheld with good cause, for a period of 6 months following the admission to listing of the New Shares.

Provided that the Backstop Investor acquires a stake of at least 15 percent of the shares and the voting rights in the Company, the Backstop Investor undertakes not to sell, transfer, pledge, encumber or otherwise dispose of (verfügen über) (including the granting of any option over or the creation of any form of trust relationship in respect of) any Investment Shares, not to enter into any agreement or transaction in respect of any voting rights or other rights attached to Investment Shares, or enter into any transaction (including derivative transactions) and not to carry out any other action that would be the economic equivalent of any of the above for a period of 12 months following the date of acquisition of the Investment Shares, without the consent of the Company’s management board (the “Backstop Investor Lock-up”). This undertaking does not apply to the sale and/or transfer of Investment Shares (i) to an affiliated company of the Backstop Investor pursuant to sections 15 et seq. of the German Stock Corporation Act, (ii) of up to 10 percent of the Investment Shares to co-investors until October 31, 2009, (iii) in connection with a mandatory public takeover offer (Pflichtangebot) of a third party under the German Act on the Acquisition of Securities and on Takeovers (WpÜG), (iv) in connection with a voluntary public takeover offer of a third party under the German Act on the Acquisition of Securities and on Takeovers, (v) in connection with a merger or other business combination of the Company with a third party, (vi) in connection with a share buy-back by the Company, and (vii) in such quantity to be able to self-fund (net of transaction fees and expenses) the issuance price resulting from the exercise of subscription rights in connection with a rights offering for shares by the Company. The Backstop Investor will consult with the management board of the Company before transferring any Investment Shares in connection with any public takeover offer. Subject to the condition that the Backstop Investor acquired a stake of at least 15 percent of the shares and voting rights in the Company, the Backstop Investor undertakes that for the entire term of the Backstop Investor Lock-Up its Investment Shares subscribed for will be booked in a blocked security deposit (Sperrdepot).

The Backstop Investor’s obligation with regard to the Backstop Investor Lock-up will automatically terminate if one of the following occurs: (i) at any time, a person other than a person proposed by the Backstop Investor becomes the chairman of the Supervisory Board, or (ii) Mr. Gernot Löhr is not appointed as member of the Supervisory Board by the competent court within 10 business days after the date on which such filing had to be made, or (iii) at any time, less than two persons proposed by the Backstop Investor are members of the Supervisory Board, provided that, in each case, the situation has not been remedied within 30 days after the later of the occurrence of the relevant event or receipt by the Company from the Backstop Investor of a nomination of alternative eligible Investor’s nominee(s).

The Backstop Investor’s obligation with regard to the Backstop Investor Lock-up will further automatically terminate if any of the following occurs: (i) the reduction of the maximum number of Supervisory Board members from sixteen to twelve persons has not become effective by the date of the next ordinary shareholders’ meeting relating to the 2008/2009 fiscal year in 2010; or (ii) not all governmental or regulatory clearances which are required for an acquisition by the Investor of the Maximum Investment Amount have been granted by October 1, 2009.

Termination of Rights Offering

The Underwriters reserve the right to terminate the Underwriting Agreement or extend the completion of the Rights Offering upon the occurrence of certain circumstances. These circumstances include, but are not limited to, (i) the Company’s failure to provide certain legal opinions, (ii) the amendment, withdrawal or termination of the Investment Agreement between the Company and the Backstop Investor, and (iii) the non-occurrence of other conditions precedent. In the event of a termination of the Underwriting Agreement, the Rights Offering will not take place other than in relation to Subscription Rights which have been validly exercised by then. The Underwriters are further relieved of their obligations if the consummation of the capital increase relating to the New Shares subscribed for by the Underwriters under the Rights Offering is not registered in the Commercial Register by August 6, 2009 and the Underwriters and Infineon Technologies AG fail to reach an agreement on a later deadline.

Condition Precedent and Termination of the Backstop Arrangement

The obligation of the Backstop Investor to acquire any Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board and the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009 and the election of Mr. Manfred Puffer as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court, subject to the resignation of the current chairman as member of the Supervisory Board taking effect.

In case the Backstop Investor wishes to subscribe for the Investment Shares despite the Minimum Threshold not being met, the Backstop Investor has to declare to the Company a waiver on the business day following the end of the Subscription Period. The Backstop Investor may declare to the Company its unconditional commitment in the waiver notice to acquire other than through the Investment Share Placement such amount of the Company’s shares that following the acquisition the Backstop Investor’s shareholding will equal or exceed 15 percent. In this case, the obligation of the Backstop Investor to acquire Investment Shares is subject to (a) Mr. Manfred Puffer has been appointed by the competent court to Supervisory Board, (b) Mr. Max Dietrich Kley, the current chairman of the supervisory board, has submitted (i) a letter to the Backstop Investor in which he commits to resignation as of September 30, 2009 and (ii) a resignation letter to the Management Board and the co-chairman of the Supervisory Board, resigning as chairman and Supervisory Board member as of September 30, 2009, subject to the Backstop Investor by that date holding a shareholding in the Company of 15 percent or more, or as of October 15, 2009, if only by that date the Investor holds a respective shareholding in the Company, in each case evidenced by a corresponding notice to the Company according to Section 21 (1) German Securities Trading Act (WpHG), (c) Mr. Manfred Puffer has been elected as chairman of the Supervisory Board as of October 1, 2009 subject to the resignation of the current chairman having taken effect and (d) the nomination committee of the supervisory board has nominated Mr. Gernot Löhr as member of the Supervisory Board to be appointed by the competent court, subject to the resignation of the current chairman as member of the Supervisory Board having taken effect.

The Backstop Investor reserves the right to terminate the Backstop Arrangement upon the occurrence of certain circumstances. These circumstances include, but are not limited to, the Company’s failure to provide a legal opinion and the non-occurrence of the other conditions precedent. The Backstop Investor can also terminate the Backstop Arrangement if the Capital Increase relating to the Investment Shares has not been registered with the commercial register within twelve business days after application by the Company for such registration. In these cases, the Backstop Investor may, by written notice to the Company, withdraw from the Backstop Arrangement. To the extent that it has not yet been exercised, such right of withdrawal will lapse upon registration of the consummation of the Capital Increase relating to the Investment Shares in the commercial register.

Right to Withdraw in case a supplement to the Prospectus is published

The Company expects its quarterly report for the three and nine months ended June 30, 2009 to be published on or about July 29, 2009. The Company will publish on or about July 29, 2009 a supplement to the Prospectus to reflect the recent developments for the interim period up to and including June 30, 2009 in the Prospectus.

In accordance with Section 16(3) of the German Securities Prospectus Act (Wertpapierprospektgesetz), investors who have made a declaration of intention regarding the acquisition or the subscription of securities prior to the publication of the supplement may revoke this within two days after publication of the supplement, provided that settlement has not yet occurred.

The revocation does not need to be substantiated and is to be sent in text form to the locations at which the investor concerned has made his declaration of intention regarding the acquisition of the New Shares. In order to meet the deadline, timely dispatch is sufficient.

Offering in the United States

The New Shares and the Subscription Rights will be registered under the provisions of the Securities Act. In this connection, the Company intends to file with the U.S. Securities and Exchange Commission a Form F-3 Registration Statement pursuant to the Securities Act with respect to the New Shares and the Subscription Rights.

Stabilization

There shall be no stabilization in connection with the Offering.

Offering Expenses and Net Proceeds of the Offering

The estimated total Offering expenses, including the commissions payable to the Underwriters, are expected to be potentially as high as €40 million, including approximately €18 million to the Underwriters and up to €21 million to the Backstop Investor relating to the Backstop Arrangement. Should the Backstop Investor fail to purchase any New Shares in the Offering for any reason, the Company will pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of the Company of 25 percent or less, the Company will pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding quota of the Backstop Investor falls short of 25 percent plus one share. Infineon expects the total net proceeds from the capital increase to be approximately €700 million in case all New Shares will be subscribed for by or placed with investors. If the Minimum Threshold is not met and the Backstop Investor decides not to waive the Minimum Threshold requirement, Infineon expects the minimum net proceeds from the Offering to be approximately €335 million.

Form and Certification of New Shares/Delivery

The New Shares will be issued as registered no par value shares (ISIN DE0006231004 / German Securities Code (WKN) 623100) in accordance with the Company’s current articles of association (“Articles of Association”). The New Shares will be evidenced by one or more global share certificates deposited in collective custody with Clearstream Banking AG, Neue Börsenstrasse 1, 60487 Frankfurt am Main, Germany.

The right of the Company’s shareholders to receive individual share certificates for their shares is, to the extent legally permissible and unless not required under the regulation of a stock exchange, excluded by Section 4(4) of the Articles of Association. The New Shares bear the same rights as all other shares of the Company and do not bear any additional rights or benefits.

ISIN, WKN, Common Code and Trading Symbol

The International Securities Identification Number (“ISIN”) for the New Shares is DE0006231004, the German Securities Code (“WKN”) is 623100 and the Common Code is 010745900. The trading symbol is IFX.

ISIN and WKN of the Subscription Rights

The ISIN for the Subscription Rights is DE000A0Z2227, the WKN is A0Z222.

Paying and Registration Agent

The paying and registration agent is Bayerische Hypo- und Vereinsbank AG, Kardinal-Faulhaber-Strasse 1, 80333 Munich, Germany.

Summary of Share Capital and Management of the Company

Management Board	Peter Bauer (chairman of the Management Board), Dr. Marco Schröter, Prof. Dr. Hermann Eul and Dr. Reinhard Ploss.

Supervisory Board	The Supervisory Board currently consists of 15 members. The chairman of the Supervisory Board is Max Dietrich Kley.

Share capital (prior to completion of the Offering)	The Company’s issued share capital as of the date of this Prospectus amounts to €1,499,484,170, divided into 749,742,085 registered shares. The shares are issued as no par value shares. Each of the Company’s shares entitles the holder to one vote at the Company’s general shareholders’ meeting. The share capital has been fully paid. All of the Existing Shares have been admitted to the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange and to the sub-segment with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange.

Auditor for the 2006, 2007 and 2008 fiscal years	KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), Ganghoferstrasse 29, 80339 Munich, Germany (“KPMG”).

Employees	Infineon had 26,108 employees as of June 30, 2009.

Registered office, applicable law, duration and fiscal year of the Company	The Company’s registered office is in Neubiberg, Germany. The Company’s headquarters are located at: Am Campeon 1-12, 85579 Neubiberg, Germany (telephone: +49-89-234-0). As a stock corporation (Aktiengesellschaft) organized under German law, the Company is subject to German stock corporation law. The Company’s duration is perpetual.

The Company’s fiscal year runs from October 1 until September 30 of the following year.

Summary Selected Consolidated Financial and Operating Information Prepared in Accordance with IFRS

For periods beginning October 1, 2008, Infineon has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). In connection with Infineon’s transition to IFRS, Infineon has prepared financial statements for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007) in accordance with IFRS. Below, Infineon presents its selected consolidated statements of operations data, selected consolidated statement of cash flows data and selected segment data for the 2007 and 2008 fiscal years and the six months ended March 31, 2008 and 2009, and selected consolidated balance sheet data at September 30, 2007 and 2008 and at March 31, 2009, derived from Infineon’s consolidated IFRS financial statements. The selected consolidated statements of operations data, and selected consolidated statement of cash flows data for the 2007 and 2008 fiscal years and the selected consolidated balance sheet data at September 30, 2007 and 2008, prepared in accordance with IFRS, have been extracted from the financial statements as of and for the fiscal year ended September 30, 2008, prepared in accordance with IFRS. Infineon also presents selected consolidated statements of operations and statements of cash flows for the six month ended March 31, 2008 and 2009, and selected consolidated balance sheet data at March 31, 2009, derived from Infineon’s condensed consolidated IFRS financial statements as of and for the six months ended March 31, 2009.

Infineon also issued consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”) as of and for the fiscal year ended September 30, 2008 since U.S. GAAP were considered the primary accounting principles for that period. These financial statements are not included in this Prospectus.

Selected Data from the Consolidated Statements of Operations

	For the years ended		For the six months ended
	September 30,(1)		March 31,(1)(2)
	2007	2008	2008	2009
	(IFRS) (€ in millions, except per share data)

Revenue	4,074	4,321	2,139	1,577
Income (loss) from continuing operations before income taxes	(44)	(147)	82	(264)
Income (loss) from continuing operations	(43)	(188)	59	(266)
Loss from discontinued operations, net of income taxes	(327)	(3,559)	(2,543)	(396)
Net loss	(370)	(3,747)	(2,484)	(662)
Attributable to:
Minority interests	(23)	(812)	(552)	(49)
Shareholders of Infineon Technologies AG	(347)	(2,935)	(1,932)	(613)
Basic and diluted earnings (loss) per share from continuing operations	(0.08)	(0.33)	0.06	(0.36)
Basic and diluted loss per share from discontinued operations	(0.38)	(3.58)	(2.64)	(0.46)

Basic and diluted loss per share	(0.46)	(3.91)	(2.58)	(0.82)

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the results of Qimonda are reported as discontinued operations in the Selected Consolidated Statements of Operations data for the fiscal years ended September 30, 2007 and 2008 and for the six months ended March 31, 2008 and 2009. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

Selected Data from the Consolidated Balance Sheet

			As of
	As of September 30,(1)		March 31,(1)(2)
	2007	2008	2009
	(IFRS) (€ in millions)

Cash and cash equivalents	1,809	749	532
Available-for-sale financial assets	417	134	133
Working capital(3) (deficit)	(43)	86	(28)
Assets classified as held for disposal	303	2,129	6
Total assets	10,599	6,982	3,977
Short-term debt and current maturities of long-term debt	336	207	170
Liabilities associated with assets held for disposal	129	2,123	—
Long-term debt	1,227	963	816
Total equity	6,004	2,161	1,703

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the assets and liabilities of Qimonda have been reclassified as held for disposal in the Selected Consolidated Balance Sheet data as of March 31, 2009 and as of September 30, 2008. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

(3)	Working capital consists of current assets less short-term liabilities, cash and cash equivalents, available-for-sale financial assets and net assets held for disposal.

Selected Data from the Consolidated Statements of Cash Flows

	For the years ended		For the six months ended
	September 30,(1)		March 31,(1)(2)
	2007	2008	2008	2009
	(IFRS) (€ in millions)

Net cash provided by (used in) operating activities from continuing operations	256	580	149	(65)
Net cash provided by (used in) operating activities	1,251	(84)	(121)	(463)
Net cash provided by (used in) investing activities from continuing operations	(48)	(665)	(894)	31
Net cash provided by (used in) investing activities	(917)	(662)	(1.021)	52
Net cash used in financing activities from continuing operations	(214)	(230)	(97)	(180)
Net cash (used in) provided by financing activities	(525)	113	103	(220)
Net decrease in cash and cash equivalents from discontinued operations	(185)	(318)	(197)	(417)
Net decrease in cash and cash equivalents	(191)	(633)	(1,039)	(631)

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the cash flows of Qimonda are reported as net cash provided by (used in) activities from discontinued operations in the separate line below cash flows from continuing operations. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

Selected Segment Data

Selected Operating Segment Data

Effective October 1, 2008, Infineon reorganized its main business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. Segment results for the fiscal years ended September 30, 2007 and 2008 have been reclassified to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information. These reclassified segment results are not included in the consolidated financial statements for the 2008 fiscal year prepared in accordance with IFRS. On July 7,

2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

Infineon has two additional segments for reporting purposes, its Other Operating Segments, which includes remaining activities for certain product lines that have been disposed of and for other business activities, and its Corporate and Eliminations segment, which contains items not allocated to its operating segments, such as certain corporate headquarters’ costs and unabsorbed excess capacity.

Effective as of May 1, 2006 through September 30, 2008, Infineon was organized in three major operating segments. Two of these segments were application focused: Automotive, Industrial & Multimarket and Communication Solutions. The other segment was the memory product business of Qimonda. These operating segments are reflected in Infineon’s consolidated financial statements for the fiscal years ended September 30, 2006, 2007 and 2008, prepared in accordance with U.S. GAAP.

Beginning October 1, 2008, the Management Board uses the financial measure Segment Result to assess the operating performance of Infineon’s reportable segments and as a basis for allocating resources among the segments.

	For the years ended				For the six months ended
	September 30,				March 31,(1)
	2007		2008		2008	2009
	(IFRS) (€ in millions)

Automotive
Revenue(2)	1,267	(1)	1,257	(1)	634	395
Segment Result	122	(1)	105	(1)	48	(121)
Industrial & Multimarket
Revenue(2)	1,188	(1)	1,171	(1)	567	427
Segment Result	127	(1)	134	(1)	49	(5)
Chip Card & Security
Revenue(2)	438	(1)	465	(1)	237	171
Segment Result	20	(1)	52	(1)	36	(9)
Wireless Solutions
Revenue(3)(4)(5)	637	(1)	941	(1)	450	401
Segment Result	(126	)(1)	(18	)(1)	2	(73)
Wireline Communications(10)
Revenue(3)	414	(1)	420	(1)	208	167
Segment Result	(16	)(1)	12	(1)	7	3
Other Operating Segments
Revenue(2)(6)(7)	343	(1)	169	(1)	123	10
Segment Result	2	(1)	(3	)(1)	7	(4)
Corporate and Eliminations
Revenue(8)(9)	(213)		(102)		(80)	6
Segment Result	7	(1)	(24	)(1)	(2)	(3)
Total

Revenue	4,074		4,321		2,139	1,577

Segment Result	136	(1)	258	(1)	147	(212)

Notes

(1)	Unaudited.

(2)	In Infineon’s IFRS financial statements as of and for the fiscal year ended September 30, 2008, Infineon recorded €3,017 million and €2,963 million in revenue in the former Automotive, Industrial & Multimarket segment for the 2007 and 2008 fiscal year, respectively. Following reclassification to reflect the current segment structure, these amounts are mostly allocated to the Automotive segment, the Industrial & Multimarket segment and the Chip Card & Security segment, while €124 million and €70 million for the 2007 and 2008 fiscal year, respectively, relating to the HDD business, is now recorded under Other Operating Segments.

(3)	In its IFRS financial statements as of and for the fiscal year ended September 30, 2008, Infineon recorded €1,051 million and €1,360 million in revenue for its Communication Solutions segment for the 2007 and 2008 fiscal year, respectively. Following reclassification to reflect the current segment structure, these amounts are mostly allocated to the Wireless Solutions and Wireline Communications segments.

(4)	Includes inter-segment revenues of €30 million and €10 million for the fiscal years ended September 30, 2007 and 2008, respectively, from sales of wireless communication applications to Qimonda.

(5)	Includes revenues of €8 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(6)	Includes inter-segment revenues of €189 million and €79 million for the fiscal years ended September 30, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(7)	Includes revenues of €70 million for the six months ended March 31, 2008 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(8)	Includes the elimination of inter-segment revenues of €219 million and €89 million for the fiscal years ended September 30, 2007 and 2008, respectively, since these sales were not expected to be part of the Qimonda disposal plan.

(9)	Includes the elimination of revenues of €78 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

(10)	On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

Selected Geographic Information

	For the years ended		For the six months ended
	September 30,(1)		March 31,(1)(2)
	2007	2008	2008	2009
	(IFRS) (€ in millions)

Revenue
Germany	907	924	460	315
Other Europe	888	818	409	286
North America	564	503	282	164
Asia/Pacific	1,450	1,800	848	720
Japan	213	198	104	72
Other	52	78	36	20

Total	4,074	4,321	2,139	1,577

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the results of Qimonda are reported as discontinued operations in the Selected Consolidated Statements of Operations data for the fiscal years ended September 30, 2007 and 2008 and for the six months ended March 31, 2008 and 2009. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

Selected Other Key Financial Data

	For the years ended				For the six months ended
	September 30,(1)				March 31,(1)
	2007		2008		2008		2009
	(IFRS) (€ in millions, except employee data)

Capital Expenditures	498		312		170		69
Employees (at end of period)	43,079	(2)	41,343	(3)	42,837	(4)	26,362

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the cash flows of Qimonda are reported as net cash provided by (used in) activities from discontinued operations in the Selected Consolidated Statements of Cash Flow data for all periods presented. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. Subsequent to the deconsolidation, the employees of Qimonda are no longer reported in the Company’s consolidated financial statements. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Including 13,481 employees of Qimonda.

(3)	Including 12,224 employees of Qimonda.

(4)	Including 13,298 employees of Qimonda.

Summary Selected Consolidated Financial and Operating Information Prepared in Accordance with U.S. GAAP

For periods prior to October 1, 2008, Infineon prepared its financial statements in accordance with U.S. GAAP. Below, Infineon presents selected consolidated statements of operations data, selected consolidated statements of cash flows data and selected segment data for the 2006 and 2007 fiscal years and selected consolidated balance sheet data at September 30, 2006 and 2007 derived from its consolidated U.S. GAAP financial statements. The selected consolidated statements of operations data, selected consolidated statements of cash flows data and selected segment data for the 2006 and 2007 fiscal years and the selected consolidated balance sheet data at September 30, 2006 and 2007, prepared in accordance with U.S. GAAP, have been extracted from the consolidated financial statements as of and for the fiscal year ended September 30, 2007 (with comparative figures as of and for the fiscal year ended September 30, 2006).

Selected financial information prepared in accordance with IFRS as of and for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007) is included in the section headed “Summary Selected Consolidated Financial and Operating Information prepared in accordance with IFRS.”

Selected Data from the Consolidated Statements of Operations

	For the years ended September 30,
	2006	2007
	(U.S. GAAP) (€ in millions, except per share data)

Total net sales	7,929	7,682
Loss before income taxes	(107)	(254)
Net loss	(268)	(368)
Basic and diluted loss per share	(0.36)	(0.49)

Selected Data from the Consolidated Balance Sheets

	As of September 30,
	2006	2007
	(U.S. GAAP) (€ in millions)

Cash and cash equivalents	2,040	1,819
Marketable securities	615	475
Working capital(1) (deficit)	(279)	(18)
Assets classified as held for disposal	—	272
Total assets	11,185	10,679
Short-term debt and current maturities	797	336
Liabilities associated with assets held for disposal	—	117
Long-term debt, excluding current portion	1,208	1,376
Total shareholders equity	5,315	4,914

Notes:

(1)	Working capital consists of current assets less short-term liabilities, cash and cash equivalents, marketable securities and net assets held for disposal.

Selected Data from the Consolidated Statements of Cash Flows

	For the years ended September 30,
	2006	2007
	(U.S. GAAP) (€ in millions)

Net cash provided by operating activities	1,003	1,207
Net cash used in investing activities	(853)	(867)
Net cash (used in) provided by financing activities	762	(521)
Net increase (decrease) in cash and cash equivalents	892	(221)

Selected Segment Data

Selected Operating Segment Data

Effective as of May 1, 2006 through September 30, 2008, Infineon was organized in three major operating segments. Two of these segments were application focused: Automotive, Industrial & Multimarket and Communication Solutions. The other segment was the memory product business of Qimonda. The Management Board used the financial measure earnings before interest and taxes (“EBIT”) to assess the operating performance of Infineon’s reportable segments and as a basis for allocating resources among the segments.

	For the years ended September 30,
	2006	2007
	(U.S. GAAP) (€ in millions)

Automotive, Industrial & Multimarket
Net sales	2,839	3,017
EBIT	246	300
Communication Solutions(4)
Net sales(1)	1,205	1,051
EBIT	(231)	(160)
Other Operating Segments
Net sales(2)	310	219
EBIT	4	(12)
Corporate and Eliminations
Net sales(3)	(240)	(213)
EBIT	(236)	(177)
Qimonda
Net sales	3,815	3,608
EBIT	202	(207)
Total
Net sales	7,929	7,682

EBIT	(15)	(256)

Notes

(1)	Includes inter-segment sales of €0 and €30 million for the fiscal years ended September 30, 2006 and 2007, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €256 and €189 million for the fiscal years ended September 30, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €256 and €219 million for the fiscal years ended September 30, 2006 and 2007, respectively, since these sales were not expected to be part of the Qimonda disposal plan.

(4)	On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, which was part of the Communication Solutions segment, and such sale is expected to close in the fall of 2009.

Selected Geographic Information

	For the years ended September 30,
	2006	2007
	(U.S. GAAP) (€ in millions)

Net sales
Germany	1,327	1,164
Other Europe	1,360	1,218
North America	2,126	1,887
Asia/Pacific	2,498	2,632
Japan	461	661
Other	157	120

Total	7,929	7,682

Selected Other Key Financial Data

	For the years ended September 30,
	2006		2007
	(U.S. GAAP) (€ in millions, except employee data)

Capital Expenditures	1,253		1,375
Employees (at end of period)	41,651	(1)	43,079	(2)

Notes

(1)	Including 11,802 employees of Qimonda.

(2)	Including 13,481 employees of Qimonda.

Summary of Risk Factors

Risks Relating to the Company’s Business and the Market

The financial resources available to Infineon, including the proceeds of the Offering, may be insufficient to meet Infineon’s capital needs.

If Infineon is unsuccessful in implementing its operational restructuring plans, Infineon’s revenues and profitability may be adversely affected.

Ongoing financial market volatility and adverse developments in the global economic environment have had and could continue to have a significant adverse impact on Infineon’s business, financial condition and operating results.

The semiconductor industry is characterized by intense competition, which could reduce Infineon’s sales or put continued pressure on Infineon’s sales prices.

Infineon operates in a highly cyclical industry and its business has in the past suffered, is currently suffering and could again suffer from periodic downturns.

Infineon may not be able to match its production capacity to demand.

Infineon’s business could suffer as a result of volatility in different parts of the world.

In difficult market conditions, Infineon’s high fixed costs adversely affect its results.

The competitive environment of the semiconductor industry has led to industry consolidation, and Infineon may face even more intense competition from newly merged competitors.

Infineon intends to continue to engage in acquisitions, joint ventures and other transactions that may complement or expand its business. Infineon may not be able to complete these transactions, and even if executed, these transactions pose significant risks and could have a negative effect on Infineon’s operations.

Infineon may be unable to successfully integrate businesses it acquires and may be required to record charges related to the goodwill or other long-lived assets associated with the acquired businesses.

Infineon may not be able to protect its proprietary intellectual property and may be accused of infringing the intellectual property rights of others.

Infineon’s business could suffer due to decreases in customer demand.

The loss of one or more of Infineon’s key customers, for example, owing to a decrease in customer confidence in Infineon due to its perceived liquidity position, may adversely affect Infineon’s business.

Fluctuations in the mix of products sold may adversely affect Infineon’s financial results.

If Infineon fails to successfully implement an optimum make-or-buy strategy, Infineon’s business could suffer from higher costs.

Infineon’s business could suffer from problems with manufacturing.

If Infineon’s outside foundry suppliers fail to meet Infineon’s expectations, Infineon’s results of operations and its ability to exploit growth opportunities could be adversely affected.

Products that do not meet customer specifications or that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end use could impose significant costs on Infineon.

Infineon may be adversely affected by property loss and business interruption.

Infineon’s business could suffer if Infineon is not able to secure the development of new technologies or if Infineon cannot keep pace with the technology development of Infineon’s competition.

Infineon relies on strategic partners and other third parties, and Infineon’s business could be harmed if they fail to perform as expected or relationships with them were to be terminated.

New business is often subject to a competitive selection process that can be lengthy and uncertain and that requires Infineon to incur significant expenses in advance. Even if Infineon wins and begins a product design, a customer may decide to cancel or change Infineon’s product plans, which could cause Infineon to generate no sales from a product and adversely affect Infineon’s results of operations.

Infineon relies on a limited number of suppliers of manufacturing equipment and materials and could suffer shortages if these suppliers were to interrupt supply or increase their prices.

Infineon may be adversely affected by rising raw material prices.

Infineon’s business could suffer if Infineon is unable to secure dependable power supplies at reasonable cost.

Infineon’s operations rely on complex information technology systems and networks, and any disruptions in such systems or networks could have a material adverse impact on Infineon’s business and results of operations.

Infineon has recorded significant reorganization and impairment charges in the past and may do so again in the future, which could materially adversely affect Infineon’s business.

Infineon’s business could suffer if third-party service providers fail to perform as expected.

Infineon’s success depends on its ability to recruit and retain sufficient qualified key personnel.

Reductions in government subsidies or demands for repayment of such subsidies could increase Infineon’s reported expenses or limit its ability to fund capital expenditures.

Infineon’s operating results fluctuate significantly from quarter to quarter, and as a result Infineon may fail to meet the expectations of securities analysts and investors, which could cause the Company’s stock price to decline.

Infineon’s results of operations and financial condition can be adversely impacted by changes in exchange rates.

If Infineon fails to maintain effective internal controls, Infineon may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on the Company’s business or share price.

Infineon is exposed to various tax risks, and several factors could have an adverse effect on the tax burden of Infineon.

Infineon’s deferred tax assets are subject to regular reassessment, which may result in additional valuation allowances.

Environmental laws and regulations may expose Infineon to liability and increase Infineon’s costs.

Infineon may face significant liabilities as a result of the insolvency of Qimonda.

Infineon might be required to repay any outstanding Exchangeable Notes due 2010 prior to their maturity date, which could materially adversely affect its financial condition.

A sale or closure of the ALTIS facility may result in the Company incurring material additional costs.

The Wireline Communications business could be adversely impacted if the intended sale is not completed.

Infineon may be held liable for damages in connection with the sale of the Wireline Communications business.

Infineon may face increased expenses or charges due to the sale of the Wireline Communications business.

Infineon’s business and financial condition could be adversely affected by current or future litigation.

Infineon is a subject of investigations in several jurisdictions in connection with pricing practices in the Dynamic Random Access Memory industry, and is a defendant in civil antitrust claims in connection with these matters.

Purported class action lawsuits have been filed against the Company alleging securities fraud.

Infineon is the subject of an investigation by the European Commission in connection with alleged violations of competition laws in the Chip Card & Security segment.

Infineon might be faced with product liability or warranty claims.

Risks Related to the New Shares and Risks Related to the Offering

The Backstop Investor may influence Infineon’s business activities and may be in a position to control the outcome of certain matters submitted to the Company’s shareholders.

Sales of a large volume of shares in the Company by major shareholders could cause significant downward pressure on the Company’s share price.

The Company’s share price is subject to risks associated with market-price fluctuations.

The Company’s share price is subject to risks relating to securities transactions engaged by the Backstop Investor and/or its affiliates.

The investments of shareholders who fail to participate in this Offering will be diluted considerably.

Trading in Subscription Rights is expected to not develop and the value of Subscription Rights may decline.

The Underwriters may withdraw from the Underwriting Agreement.

Future corporate actions could result in a further material dilution of shareholders’ investments in the Company.

GERMAN TRANSLATION OF THE SUMMARY OF THE PROSPECTUS

ZUSAMMENFASSUNG DES PROSPEKTS

Die folgende Zusammenfassung (,,Zusammenfassung”) ist als Einführung zu diesem Wertpapierprospekt (,,Prospekt”) zu verstehen und fasst lediglich ausgewählte Informationen dieses Prospekts zusammen. Anleger sollten wegen der wesentlich detaillierteren Informationen in anderen Teilen des Prospekts (einschließlich des Finanzteils) in jedem Fall den gesamten Prospekt aufmerksam lesen und ihre Entscheidung zur Anlage in Aktien der Gesellschaft auf die Prüfung des gesamten Prospekts stützen.

Die Infineon Technologies AG, Neubiberg, Deutschland (,,Infineon Technologies AG“ oder die ,,Gesellschaft“ und zusammen mit ihren Tochtergesellschaften die ,,Gruppe“ oder ,,Infineon“) sowie Credit Suisse Securities (Europe) Limited, London, Vereinigtes Königreich (,,Credit Suisse”), Deutsche Bank Aktiengesellschaft, Frankfurt, Deutschland (,,Deutsche Bank”) und Merrill Lynch International, London, Vereinigtes Königreich (,,Merrill Lynch” und zusammen mit Credit Suisse und der Deutschen Bank die ,,Joint Bookrunners”), sowie Citigroup Global Markets Limited, London, Vereinigtes Königreich (,,Citi” und zusammen mit den Joint Bookrunners die ,,Konsortialbanken“) übernehmen gemäß § 5 Abs. 2 Satz 3 Nr. 4 Wertpapierprospektgesetz die Verantwortung für den Inhalt dieser Zusammenfassung. Die Gesellschaft und die Konsortialbanken können jedoch für den Inhalt der Zusammenfassung nur haftbar gemacht werden, falls die Zusammenfassung irreführend, unrichtig oder widersprüchlich ist, wenn sie zusammen mit den anderen Teilen dieses Prospekts gelesen wird. Für den Fall, dass vor einem Gericht Ansprüche aufgrund der in diesem Prospekt enthaltenen Informationen geltend gemacht werden, könnte der als Kläger auftretende Anleger in Anwendung einzelstaatlicher Rechtsvorschriften der Staaten des Europäischen Wirtschaftsraums (,,EWR“) die Kosten für die Übersetzung des Prospekts vor Prozessbeginn zu tragen haben.

Z
USAMMENFASSUNG DER
GESCHÄFTSTÄTIGKEIT DER
G
ESELLSCHAFT

Geschäftstätigkeit

Infineon ist gemessen an den Umsatzerlösen einer der weltweit führenden Hersteller von Halbleitern. Infineon steht seit mehr als 50 Jahren an der Spitze der Entwicklung, der Herstellung und des Vertriebs von Halbleitern, zunächst als Siemens Halbleitergruppe und seit 1999 als unabhängige Gruppe. Die Aktien der Infineon Technologies AG werden seit März 2000 öffentlich gehandelt. Nach Einschätzung des Marktforschungsinstituts iSuppli (Juni 2009) nahm Infineon (ohne Qimonda) im Kalenderjahr 2008 in der Rangfolge der Halbleitergesellschaften gemessen an den Umsatzerlösen die 10. Position ein.

Infineon entwirft, entwickelt, produziert und vertreibt ein breites Spektrum von Halbleitern und kompletten Systemlösungen für den Einsatz in einer Vielzahl von Anwendungen für Energieeffizienz, Sicherheit und Kommunikation. Infineons Hauptgeschäft ist derzeit in fünf operative Segmente aufgeteilt: Automobilelektronik (Automotive), Industrieelektronik (Industrial & Multimarket), Chipkarten & Sicherheitslösungen (Chip Card & Security), drahtlose Kommunikation (Wireless Solutions) und drahtgebundene Kommunikation (Wireline Communications). Am 7. Juli 2009 schloss die Gesellschaft einen Kaufvertrag hinsichtlich des Verkaufs des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications); dieser Verkauf soll voraussichtlich im Herbst 2009 vollzogen werden.

Seit dem Geschäftsjahr 2009 unternimmt Infineon wesentliche Schritte, insbesondere durch das Kostensenkungsprogramm ,,IFX10+“, um Kosten zu senken, Schulden abzubauen, Liquidität zu erhalten sowie durch weitere Maßnahmen die finanzielle Situation zu verbessern. Diese Bemühungen dauern gegenwärtig noch an. Infineon geht davon aus, dass sie aufgrund der positiven Effekte der umfassenden Kosteneinsparungen und der liquiditätsschonenden Maßnahmen trotz des starken Rückgangs der Umsatzerlöse in der Lage sein wird, die normalen Geschäftsaktivitäten durch Mittelzuflüsse aus der operativen Geschäftstätigkeit finanzieren zu können.

Wettbewerbsstärken

Nach Ansicht von Infineon basieren ihre Hauptstärken auf mehreren Faktoren; hierzu zählen ihre technischen Kompetenzen, ihre starke Position auf zahlreichen Märkten, ihre guten Kundenbeziehungen und ihre Kompetenzen beim Design und der Herstellung von Halbleitern.

•	Infineon ist der Ansicht, dass das Unternehmen über fundierte technische Kernkompetenzen in der Entwicklung und Herstellung von Halbleitern verfügt. Diese Kompetenzen beruhen zum Teil auf der über 50-jährigen Erfahrung der Gesellschaft und ihrer Vorgängerinnen. Dabei sind vier Kernkompetenzen von besonderer Bedeutung: Hochfrequenz (,,HF”), eingebettete Steuerung, Analog-/Mixed-Signal und Leistungshalbleiter.

•	Kompetenz im Bereich HF: Die Fähigkeit zur Herstellung der klassenbesten HF-Transceiver (und integrierter HF-Transceiver mit Standard-Logik-Schaltungen) ist ein Hauptunterscheidungsmerkmal bei Modemlösungen für Mobiltelefone. Die zunehmende Komplexität der Transceiver-Produkte hat die meisten Konkurrenten aus diesem Markt gedrängt und zu der aktuellen (2008) Situation geführt, in der vier Anbieter knapp 85 Prozent der Erlöse generieren; Infineon lag dabei mit einem Marktanteil von 22 Prozent auf dem zweiten Platz (Strategy Analytics, Mai 2009). Infineon ist der Auffassung, dass ihre Kompetenz im Bereich HF einer der wesentlichen Treiber für die bemerkenswerte Erholung ihres Mobilfunk-Geschäfts in den vergangenen Jahren war und helfen wird, den eigenen Marktanteil am Gesamt-Mobilfunk-Chipmarkt auch künftig auszubauen.

•	Kompetenz im Bereich eingebettete Steuerung: Im Gegensatz zu Computer-Plattformen für allgemeine Zwecke werden eingebettete Systeme für bestimmte Anwendungen entworfen. Entwickler von eingebetteten Systemen verlangen heutzutage nach Microcontrollern, die speziell auf ihre Bedürfnisse zugeschnitten sind. Die 32-bit-Tricore-Microcontroller-Familie von Infineon ist dafür ein typisches Beispiel. Sie vereint in sich die Echtzeit-Fähigkeit eines Microcontrollers, die Rechenleistung eines DSP und die Hochleistungseigenschaften von RISC-Architekturen. Sie ermöglicht in automobilen Anwendungen außergewöhnliche Motorleistungen bei geringerem Kraftstoffverbrauch und somit die Erfüllung der höchsten Emissionsstandards einschließlich EURO5 und US-LEV2. Infineon ist der Auffassung, dass sie aufgrund ihrer außergewöhnlichen Kompetenzen im Bereich eingebettete Steuerung in der Lage sein wird, ihre derzeitige Position als Markführer im Markt für automobile Halbleiter weiter auszubauen und von den hohen Wachstumsraten in Bereichen wie Motorsteuerung/Antriebsstrang zu profitieren. Nach Strategy Analytics (Januar 2009) werden die weltweiten Erlöse aus Halbleitern für Antriebsstranganwendungen von 2009 bis 2012 voraussichtlich jährlich um über 14 Prozent wachsen; dies bedeutet das stärkste Wachstum aller Automotive-Anwendungen.

•	Kompetenz im Bereich Analog-/Mixed Signal: Nach iSuppli (Juni 2009) rangiert Infineon gemessen am Erlös aus Analog-ICs, diskreten Halbleitern und Sensoren weltweit unter den Top-Drei der Unternehmen für Analog-/Mixed-Signal-Halbleiter. Nach Ansicht von Infineon bieten die Märkte für Analog-/Mixed-Signal im Allgemeinen besonders gute Aussichten auf ein Einnahmenwachstum. So erachtet zum Beispiel auch iSuppli (Mai 2009) Halbleitersensoren - diese werden üblicherweise als analoge Halbleiter betrachtet - als eine der am stärksten wachsenden Halbleiterkategorien mit einem jährlichen Wachstum von 13 Prozent zwischen 2009 und 2012. Ein weiteres Beispiel ist die Integration von HF-Transceivern und Mobilfunk-Basisband-Prozessoren auf dem Chip. Infineon ist nach eigener Ansicht, gemessen an der Zahl der verschickten Einheiten, der größte Anbieter solcher Ein-Chip-HF-/Basisband-Produkte für Handys. Strategy Analytics (Dezember 2008) erwartet, dass die Erlöse aus Ein-Chip-Produkten von 2009 bis 2013 jährlich mit einer Rate von über 70 Prozent wachsen und der Anteil von Ein-Chip-Produkten von 6 Prozent aller Basisband-Einheiten 2009 auf 22 Prozent im Jahr 2013 wächst.

•	Kompetenz im Bereich Leistungshalbleiter: Nur wenige Halbleiterhersteller bieten Leistungshalbleiter und -module an. Nach IMS Research (August 2008) generieren die 5 größten Leistungsmodul-Anbieter über 80 Prozent der weltweiten Erlöse, wobei Infineon bei Leistungshalbleitern Weltmarktführer mit einer besonders starken Position bei Halbleitern und Modulen im Bereich Hochleistung ist. Infineon ist der Auffassung, dass der Marktausblick für Halbleitermodule im Bereich Hochleistung besonders vielversprechend ist. Nach IMS Research (Februar 2009) ist bei Leistungsmodulen von 2009 bis 2012 ein jährliches Wachstum von 10 Prozent zu erwarten. Infineon ist der Ansicht, dass die eigenen Kompetenzen im Bereich Hochleistung es ihr ermöglichen werden, an diesem wachsenden Markt teilzuhaben.

•	Infineon verfügt über ein umfangreiches und diversifiziertes Geschäft, das eine Vielzahl von Endmärkten abdeckt und zahlreiche Produktkategorien umfasst. Mit Ausnahme von integrierten Speicher-Schaltkreisen und Mikroprozessoren liefert Infineon Produkte aller wichtigen Produktkategorien wie diskrete Kleinsignal-Halbleiter, Sensoren, Logik-ICs sowie ICs in Chipkarten-

Anwendungen. Nach Vollzug des Verkaufs des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications) wird sich Infineon auf die Zielmärkte Automobilelektronik (Automotive), Industrieelektronik (Industrial & Multimarket), Chipkarten und Sicherheit (Chip Card & Security) und drahtlose Kommunikation (Wireless Communications) fokussieren. Nach den unten zitierten externen Marktanalysen hat Infineon gemessen an Umsatzerlösen in den vier Zielmärkten eine führende Position inne.

•	Führendes Unternehmen bei Automotive-Chips. Nach Strategy Analytics (Mai 2009) war Infineon gemessen am Umsatz während der letzten fünf Jahre weltweit die Nummer zwei unter den Chip-Herstellern im Bereich Automotive. Im Kalenderjahr 2008 belief sich der Gesamtumsatz von Infineon mit der Automotive-Branche auf 1.742 Mio. USD und lag somit nach diesem Bericht von Strategy Analytics um 2 Mio. USD niedriger als beim Chip-Hersteller Nummer eins. Gemessen am Umsatz ist Infineon der größte Chip-Hersteller für die Automotive-Branche in Europa und hält gemessen am Gesamtumsatz die folgenden Marktpositionen: Nummer zwei in der Übrigen Welt (ohne Japan), Nummer drei in Nordamerika und Nummer sechs in Japan. Infineon konnte ihren Marktanteil über die letzten vierzehn Jahre nach Strategy Analytics (1995-2009) von 3,9 Prozent im Jahr 1994 kontinuierlich auf 9,5 Prozent im Jahr 2008 steigern. Die wichtigsten Kernkompetenzen hinter diesem Wachstum waren eingebettete Steuerung und Leistungshalbleiter. Außerdem führt Infineon dieses Wachstum auf ihr Ziel der Lieferung absolut fehlerfreier Produkte zurück. Infineon ist der Auffassung, dass ihre eigenen Fertigungskompetenzen aufgrund der von den Kunden im Automotive-Bereich geforderten hohen Qualitätsstandards einen Wettbewerbsvorteil darstellen.

•	Führende Position bei Design und Produktion von Steuerelektronik für Energieeffizienz sowie Verkleinerung dieser Bausteine für industrielle Anwendungen. Die Effizienz bei Erzeugung und Transport sowie verlässliche Verteilung von elektrischer Energie sind für eine umweltfreundliche Stromversorgung von entscheidender Bedeutung. Infineon ist nach eigener Einschätzung das einzige Unternehmen, das Leistungshalbleiter und Leistungsmodule für die gesamte Kette von der Produktion über die Übertragung bis zum Verbrauch elektrischer Energie liefert. Nach IMS Research (November 2002, August 2008) wuchs der Umsatz von Infineon mit Leistungsbausteinen und Leistungsmodulen von 2001 bis 2007 um mehr als 145 Prozent. Mit dieser Wachstumsrate übertraf Infineon die Wettbewerber und verbesserte ihre Marktposition nach Umsatz in dieser Zeit vom vierten auf den ersten Platz, während der Marktanteil von Infineon bei Leistungshalbleitern im gleichen Zeitraum von 6,6 Prozent auf 9,7 Prozent stieg. Im Industrie-Markt schnitt Infineon nach dem Marktforschungsunternehmen Semicast (Juni 2008) besser ab als konkurrierende Halbleiteranbieter. Gemessen am Erlös belegte Infineon 2006 mit einem Marktanteil von 6,4 Prozent den zweiten Platz. Innerhalb eines Jahres steigerte Infineon ihren Erlös um mehr als 30 Prozent und rückte 2007 auf den ersten Platz vor. Obwohl für 2008 noch keine externen Daten über den Markt verfügbar sind, geht Infineon davon aus, im Jahr 2008 ihre Position als Marktführer gefestigt zu haben. Hauptverantwortlich für dieses Wachstum war das umfangreiche Know-how von Infineon bei ihrer Kernkompetenz Leistungshalbleiter.

•	Marktführer bei Chips für Karten-Anwendungen. Nach iSuppli (2009) und Frost & Sullivan (1998-2008) war Infineon in jedem Jahr von 1997 bis 2008 Weltmarktführer bei Chips für Kartenanwendungen. Zudem ist Infineon nach Frost & Sullivan (September 2008) der weltweit führende Anbieter von Smart Card ICs. Diese Chips werden hauptsächlich für Kreditkarten, Debitkarten, Zugangskarten, Pässe und Ausweise, Personen- und Objektidentifikation und Sicherheitsplattformen verwendet. Dabei legt Infineon ihren strategischen Schwerpunkt auf diese sicherheitskritische Bereiche, in denen Infineon ihre Erfahrung bei Hochsicherheitsanwendungen bestmöglichst nutzen kann. Infineon verfügt nach eigener Einschätzung innerhalb der Branche über das größte Portfolio an Chips und Schnittstellen, um den relevanten Sicherheitsanforderungen auf diesen Gebieten gerecht zu werden. Aufgrund des von Infineon vollzogenen strategischen Wechsels von Märkten mit hohen Volumen hin zu sicherheitsrelevanten Applikationen konnte Infineon ihre Profitabilität erheblich steigern. Die wichtigsten Kernkompetenzen hinter dem Erfolg von Infineon auf diesem Markt sind eingebettete Steuerung und HF (letztere nur für kontaktlose Karten).

•	Marktführer bei drahtlosen Lösungen. Infineon stellt nicht nur traditionelle Komponenten wie Basisband-Prozessoren, HF-Transceiver und Chips für das Energiemanagement her, sondern bietet darüber hinaus komplette Plattformen einschließlich Software-Lösungen, kundenspezifischer Modifikationen und Interoperabilitätstests an. Viele Mobiltelefon-Hersteller verlassen sich zunehmend auf solche vollständigen Plattformen von Drittanbietern und reduzieren ihre interne Chipset-Herstellung entsprechend. Infineon ist zum viertgrößten Anbieter solcher Plattformen aufgestiegen (iSuppli, März 2009). Eines der wichtigsten Teile von Handy-Plattformen ist der HF-Transceiver, bei dem Infineon auf den Erfolg ihrer auf der CMOS-Technologie basierenden Produkte aufbaut. Die Insolvenz von BenQ im September 2006 wirkte sich negativ auf Infineon aus. Auf BenQ entfielen ungefähr 80 Prozent von Infineons Geschäft im Bereich Mobilfunk-Plattformen. Angesichts der Umstrukturierungsmaßnahmen und erfolgreichen Neukundengewinnung geht Infineon davon aus, die Trendwende bei diesem Geschäft erfolgreich zu gestalten, was durch die positiven Segmentergebnisse aus Infineons drahtlosem Geschäft im Dreimonatszeitraum zum 30. Juni 2009 unterstrichen wird. Die wichtigsten Kernkompetenzen im drahtlosen Geschäft von Infineon sind HF, Analog-/Mixed-Signal und eingebettete Steuerungs-Technologien.

•	Infineon ist der Ansicht, dass sie enge und langlebige Beziehungen zu ihren Kunden hat:

•	Infineon hat nach eigener Auffassung enge Kundenbeziehungen. So ist Infineon aufgrund einer hohen spezifischen Entwicklungsinvestition auf Seiten des Kunden häufig der einzige Anbieter.

•	Nach Auffassung von Infineon sind viele der Kundenbeziehungen langfristiger Natur. In vielen Fällen kann die Entwicklung durch den Kunden ein bis drei Jahre und für ein einziges Produkt bis zu 100 Personenjahre in Anspruch nehmen. Darüber hinaus können Tests, Validierung und ggf. Abnahme des Produkts des Kunden mit dem integrierten Infineon-Produkt zwischen sechs Monaten und drei Jahren dauern. Bei einigen Anwendungen wie etwa im Bereich Automotive sind Vertragslaufzeiten von bis zu 15 Jahren üblich.

•	Infineon ist der Ansicht, dass die eigenen Fertigungskompetenzen und Anlagen für spezialisierte Herstellungsverfahren einen wichtigen Wettbewerbsvorteil darstellen; hierzu zählen unter anderem folgende:

•	Die proprietären Verfahrenstechnologien von Infineon, die ihr die Herstellung ultradünner Wafer für Leistungshalbleiter erlauben, ermöglichen große Vorteile bei der Energieeffizienz;

•	Infineon hat eine Technologie für ein ,embedded’ Wafer-Level Ball Grid Array (,,eWLB“) für Halbleitergehäuse entwickelt, das gegenüber konventionellen Gehäusen um 30 Prozent geringere Dimensionen aufweist und eine bessere elektrische Leistung bei geringeren Kosten bietet; und

•	Infineons neues Werk für Leistungshalbleiter und integrierte Schaltkreise in Kulim, Malaysia, wird Infineon in die Lage versetzen, ihre Präsenz im wachsenden asiatischen Markt auszudehnen und die eigene Kosten- und Wettbewerbsposition weiter zu verbessern.

Unternehmensstrategie

Infineon strebt ein profitables Wachstum durch Erhalt und Ausdehnung ihrer führenden Position bei Halbleiterlösungen in den vier Zielmärkten Automobilelektronik (Automotive), Industrieelektronik (Industrial & Multimarket), Chipkarten und Sicherheitslösungen (Chip Card & Security), sowie drahtlose Kommunikation (Wireless Solutions) an. Infineon wird sich aus dem Markt für drahtgebundene Kommunikation (Wireline Communications) mit dem Verkauf ihres Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications) zurückziehen und sich auf diese vier Zielmärkte fokussieren. Infineon nutzt Schlüsseltrends zu mehr Energieeffizienz, Sicherheit und Kommunikation als Hebel und strebt Folgendes an:

•	Ausbau der führenden Position in Zielmärkten, insbesondere durch Unterstützung bei der Verbesserung der Energieeffizienz. Infineon ist davon überzeugt, dass ihr bisheriger Erfolg auf einem profunden Verständnis einer großen Bandbreite von Anwendungen sowohl für den automobilen und industriellen Sektor als auch für PCs und andere Endverbrauchergeräte basiert. Infineons führende Position auf diesen Gebieten gründet auf herausragenden Produkten, überlegenen Prozesstechnologien und optimierten eigenen Produktionskapazitäten. Infineon sieht erhebliches Wachstumspotenzial für ihr Geschäft mit Leistungshalbleitern, insbesondere getrieben durch hohe Energiekosten, den Wechsel zu erneuerbaren Energien und die Nachfrage nach immer längeren Batterielaufzeiten in mobilen Endgeräten.

•	Stärkung von Infineons führender Position bei Sicherheitslösungen. Infineon möchte von der Zunahme elektronischer und mobiler Kommunikation und der wachsenden Nachfrage nach je-derzeitigem und örtlich unbeschränktem Zugang zu Informationen profitieren, die die Nachfrage nach Datenschutz und Datensicherheit wie die sichere Authentifizierung und Identifizierung der

Nutzer steigert. Infineon möchte ihr Know-how dazu nutzen, mögliche Anwendungen auf neuen Gebieten zu identifizieren und sieht sich gut positioniert, um von zukünftigen Trends, wie dem Übergang zu elektronischen Ausweisen (e-Passports), Gesundheitskarten (e-Health cards) und HFID ICs in der Logistikbranche, zu profitieren.

•	Bereitstellung von Technologie, um jederzeit und überall zu allen Kommunikationsnetzen Zugang zu haben. Infineon möchte weiterhin von ihren Kernkompetenzen bei HF und Mixed-Signal-Technologien profitieren, insbesondere auf dem Gebiet der drahtlosen Kommunikation. Um von der stetig steigenden Nachfrage nach Mobilität und Kommunikation in allen Facetten des täglichen Lebens zu profitieren, beabsichtigt Infineon, ihre breite Kundenbasis zu erweitern und sich auf die aussichtsreichsten Lösungen für zukünftiges profitables Wachstum zu konzentrieren. Insbesondere schließt dies im Markt drahtlose Kommunikation hochintegrierte, kosteneffiziente Ein-Chip-Lösungen und hoch integrierte Mobilfunk-Plattformen für drahtlosen Hochgeschwindigkeits-Datentransfer in HSPA-geeigneten Telefonen und Smartphones.

Darüber hinaus ist es Teil der Produktionsstrategie von Infineon, den Mix aus eigenen und aus-gelagerten Produktionskapazitäten und Prozesstechnologien sorgfältig zu überwachen. Infineon beabsichtigt, weiter in solche Prozesstechnologien zu investieren, die ihr einen Wettbewerbsvorteil verschaffen. Dies ist insbesondere der Fall für Infineons Prozesse zur Fertigung von Leistungshalbleitern und für Produktionskapazitäten, die den sehr strengen Qualitätsanforderungen der Automobilindustrie entsprechen können. Gleichzeitig wird Infineon auf dem Gebiet der Standard-CMOS-Fertigungstechnologien mit Strukturbreiten unterhalb des 90-Nanometern-Knotens weiterhin Risiken teilen und ihren Zugang zu modernsten Technologien durch langfristige strategische Partnerschaften mit anderen führenden Industrieteilnehmern ausbauen. Infineon beabsichtigt nicht, in eigene Produktionsstätten für Standard-CMOS-Prozesse unterhalb des 90-Nanometer-Knotens zu investieren und wird stattdessen durch Outsourcing Produktionskapazitäten von Halbleiter-Fertigungsdienstleistern nutzen.

Infineon ist der Überzeugung, dass die fortgesetzte Kostenkontrolle und weitere Projekte zur Stei-gerung ihrer Produktivität wesentliche Elemente zur Implementierung ihrer Strategie des profitablen Wachstums sind.

Gründe für das Angebot und Verwendung des Emissionserlöses

Die gesamte Halbleiterindustrie, Infineon eingeschlossen, wurde von der weltweiten Wirtschafts- und Finanzkrise in Mitleidenschaft gezogen. Infineons Umsatzerlöse gingen von €1.153 Mio. im vierten Quartal des Geschäftsjahres 2008 auf €845 Mio. im dritten Quartal des Geschäftsjahres 2009 zurück. Infineons Brutto-Cash-Position ging während der ersten neun Monate des Geschäftsjahres 2009 um €12 Mio. von €883 Mio. zum 30. September 2008 auf €871 Mio. zum 30. Juni 2009 zurück. Dieser Rückgang der Brutto-Cash-Position beinhaltet:

•	einen Zahlungsmittelabfluss in Höhe von ungefähr €106 Mio. im Zusammenhang mit Infineons Kostensenkungsprogramm IFX10+,

•	planmäßige Tilgungen von Finanzverbindlichkeiten in Höhe von ungefähr €101 Mio., einschließlich €41 Mio. für den syndizierten Kredit, und

•	freiwillige Rückkäufe der von der Tochtergesellschaft Infineon Technologies Holding B.V. begebenen garantierten nachrangigen Wandelanleihe mit Endfälligkeit 2010 (die ,,Wandelanleihe endfällig 2010“) und der von der Tochtergesellschaft Infineon Technologies Investment B.V. begebenen garantierten nachrangigen Umtauschanleihe mit Endfälligkeit 2010 (die ,,Umtauschanleihe endfällig 2010“) im Gesamtnennbetrag von insgesamt €246 Mio. gegen Barzahlung von €161 Mio.

Teilweise wurde dieser Zahlungsmittelabfluss durch eine Erstattung von €112 Mio. durch den Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V. im Zusammenhang mit der Insolvenz von Lehman Brothers sowie durch die Ausgabe einer neuen garantierten nachrangigen Wandelanleihe der Infineon Technologies Holding B.V. (die ,,Neue Wandelanleihe endfällig 2014“) mit einem Brutto-Mittelzufluss von rund €182 Mio. ausgeglichen. Trotz des signifikanten Erlösrückganges erwirtschaftete Infineon weitgehend aus dem laufenden Geschäft ausreichend freie Liquidität, um größtenteils die Liquiditätsabflüsse finanzieren zu können, die aus dem Kostensenkungsprogramm IFX10+ resultieren.

Die Geschäftsführung von Infineon ist der Ansicht, dass sie anstreben sollte, eine Brutto-Cash-Position von mindestens €250 to €300 Mio. einzuhalten, um das Geschäft der Gesellschaft effektiv zu betreiben. Daher hat Infineon drastische Schritte zur Senkung der operativen Kosten, zum Schutz der Liquidität und zur Stärkung der Bilanz eingeleitet. Die Schritte hierzu beinhalten unter anderem das Kostensenkungsprogramm IFX10+, den Rückkauf von Anleihen, die Ausgabe der Neuen Wandelanleihe endfällig 2014 und den Verkauf des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications). Durch das Kostensenkungsprogramm IFX10+ hat die Gesellschaft erhebliche Kostensenkungen erzielt. Die operativen Kosten der Gesellschaft im Dreimonatszeitraum zum 30. Juni 2009 sind um €88 Mio. im Vergleich zum Dreimonatszeitraum zum 30. September 2008 gesunken. Der Vorstand der Gesellschaft geht davon aus, dass diese Einsparungen überwiegend auf das Kostensenkungsprogramm IFX10+ zurückzuführen sind. Insgesamt strebt Infineon eine Kostensenkung von €600 Mio. für das Geschäftsjahr 2009 im Vergleich zu Infineons Gesamtkosten im Geschäftsjahr 2008 an, wobei diese zum Teil von nur vorübergehender Natur ist.

Des weiteren schloss die Gesellschaft am 7. Juli 2009 einen Kaufvertrag mit einer mit Golden Gate Private Equity Inc. verbundenen Gesellschaft, um den Geschäftsbereich drahtlose Kommunikation zu einem Kaufpreis von €250 Mio. zu verkaufen. Der Großteil des Kaufpreises wird mit Vollzug des Verkaufs, der im Herbst 2009 stattfinden soll, fällig; ein Anteil von €20 Mio. des Kaufpreises wird 9 Monate nach Vollzug des Verkaufs fällig. Infineon verkauft den Geschäftsbereich drahtgebundene Kommunikation (Wireline Communications), um sich auf die weitere Entwicklung ihres Kerngeschäftes, auf ihre Strategie und auf ihre starke Position in den Schlüsselbereichen Energieeffizienz, Sicherheit und Kommunikation zu fokussieren und dabei weiter die Bilanz der Gesellschaft und ihre Liquiditätsposition zu verstärken.

Infineons Geschäftsführung ist der Ansicht, dass sie der positive Einfluss der Kostensenkungen und der liquiditätserhaltenden Maßnahmen in die Lage versetzen wird, trotz des starken Rückgangs der Umsatzerlöse die normale operative Geschäftstätigkeit aus den Mittelzuflüssen aus fortgeführten Aktivitäten zu finanzieren. Gleichwohl ist ihre Fähigkeit zur Refinanzierung bestimmter Verbindlichkeiten unter Beibehaltung der angestrebten Liquidität ein Problem. Die Rückzahlung des zum 30. Juni 2009 ausstehenden Nennbetrags von €522 Mio. aus der Wandelanleihe endfällig 2010 wird am 5. Juni 2010 fällig, und die Rückzahlung des zum 30. Juni 2009 ausstehenden Nennbetrags von €48 Mio. aus der Umtauschanleihe endfällig 2010 wird am 31. August 2010 fällig. Infineon erwartet darüber hinaus andere anstehenden Rückzahlungen von Finanzverbindlichkeiten in einem Gesamtvolumen von insgesamt ungefähr €110 Mio. bis Ende September 2010, einschließlich für ihre Multi-currency Revolving Kreditfazilität. Infineon werden ferner weitere Mittelabflüsse im Zusammenhang mit ihrem Kostensenkungsprogramm IFX10+ entstehen und es können zusätzliche Kosten im Zusammenhang mit der Insolvenz von Qimonda und den fortgeführten Verhandlungen über ALTIS, dem Gemeinschaftsunternehmen zwischen Infineon und IBM in Frankreich, entstehen. Infineon unternimmt eine ganze Reihe von Maßnahmen, dieses Angebot, das Kostensenkungsprogramm und der Verkauf des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications) eingeschlossen, um ihren Verpflichtungen nachzukommen und das angestrebte Niveau von Liquidität zu erhalten.

Infineons Geschäftsführung ist der Ansicht, dass vor der Ankündigung des Angebots am 10. Juli 2009 im Markt eine gewisse Unsicherheit hinsichtlich der Liquiditätsposition der Gesellschaft, ihrer Fähigkeit, die Wandelanleihe endfällig 2010 und die Umtauschanleihe endfällig 2010 zurückzuzahlen und der bedingten Verbindlichkeiten in Bezug auf Qimonda und ALTIS, herrschte. Infineon geht auch davon aus, dass der erfolgreiche Abschluss des Angebots das Vertrauen des Kapitalmarkts in die Fähigkeit von Infineon zur Rückzahlung der Anleihen und der bedingten Verbindlichkeiten unter Beibehaltung einer ausreichenden Liquidität stärken wird, und es den Marktteilnehmern somit ermöglichen wird, Infineon als ein Unternehmen mit nachhaltiger und letztlich wachsender Profitabilität wahrzunehmen.

Es wird ein Nettoemissionserlös des Angebots von bis zu €700 Mio. erwartet, davon ausgehend, dass die maximale Anzahl der Aktien in Höhe von 337 Mio. gezeichnet werden und unter Abzug der erwarteten Provisionen und Aufwendungen des Angebots in Höhe von etwa €25 Mio. Es wird mindestens ein Nettoemissionserlös von €335 Mio. erwartet, falls die Inhaber der Bezugsrechte 52 Prozent dieser Rechte ausüben (dies entspricht der Mindestanzahl von ausgeübten Bezugsrechten, bei der keine Verpflichtung des Backstop Investors bestehen würde, Aktien zu zeichnen), der Backstop Investor keine Aktien kauft und die Provisionen und Aufwendungen des Angebots etwa €40 Mio. betragen.

Infineon geht davon aus, dass ein erfolgreicher Abschluss des Angebots, der zu einem Nettoemissionserlös zwischen €335 Mio. und €700 Mio. führt, die Kapitalstruktur der Gesellschaft stärken wird. Davon ausgehend, dass Infineon in der Lage ist alle 337 Mio. Aktien zu platzieren, plant die Gesellschaft insbesondere etwa €570 Mio. zur Rückzahlung der Wandelanleihe endfällig 2010 und der

Umtauschanleihe endfällig 2010 zu verwenden, deren ausstehende Nennbeträge zum 30. Juni 2009 €570 Mio. betrugen.

Infineon plant den Nettoemissionserlös, zusammen mit verfügbaren Barreserven und den Erlösen aus dem Verkauf des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications), welche den Betrag übersteigen, der zur Rückzahlung der Anleihen benötigt wird, zur Stärkung der Liquiditätsposition, zur Befriedigung der bedingten Verbindlichkeiten, zur Rückzahlung anderer Verbindlichkeiten, zur weiteren Investition in ein sehr innovationsgetriebenes Geschäft und für strategische Optionen in einer sich zunehmend konsolidierenden Industrie zu nutzen.

Zusammenfassung des Angebots

Bezugsangebot

Das Angebot umfasst bis zu 337,000,000 neue, auf den Namen lautende Aktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von €2,00 je Stückaktie und mit voller Gewinnanteilberechtigung für das Geschäftsjahr 2009 (die ,,Neuen Aktien“).

Die Neuen Aktien stammen aus der vom Vorstand am 16. Juli 2009 mit Zustimmung des Aufsichtsrats der Gesellschaft (der ,,Aufsichtsrat“) vom 16. Juli 2009 beschlossenen Barkapitalerhöhung aus den Genehmigten Kapitalia 2007 und 2009/I der Gesellschaft mit mittelbarem Bezugsrecht der Aktionäre. Die Neuen Aktien, mit Ausnahme eines Spitzenbetrags von bis zu €7.562.592,00 entsprechend bis zu 3.781.296 Neuen Aktien, werden den Altaktionären im Wege einer indirekten Bezugsrechtsemission durch öffentliche Angebote in Deutschland und Luxemburg zum Bezugsverhältnis und zum Bezugspreis angeboten (das ,,Bezugsangebot“). Die Durchführung der Kapitalerhöhung ist noch nicht im Handelsregister des Amtsgerichts München eingetragen worden; die Gesellschaft erwartet die Eintragung der Kapitalerhöhung hinsichtlich der im Wege des Bezugsangebots gezeichneten Neuen Aktien für den 6. August 2009.

Das Bezugsangebot (wie hier definiert) wird voraussichtlich am 17. Juli 2009 im elektronischen Bundesanzeiger und in der Börsen-Zeitung veröffentlicht.

Investment Aktien Platzierung

Sämtliche Neue Aktien, die nicht im Wege des Bezugsangebots gezeichnet werden (die ,,Investment Aktien“) werden dem Backstop Investor im Wege einer Privatplatzierung zur Zeichnung zum Bezugspreis angeboten (die ,,Investment Aktien Platzierung“ und zusammen mit dem Bezugsangebot das ,,Angebot“). Der Backstop Investor hat sich verpflichtet, sämtliche Aktien, die nicht unter den bestehenden gesetzlichen Bezugsrechten gezeichnet wurden, gemäß den Bedingungen der Backstop Vereinbarung von den Konsortialbanken zu erwerben oder zu zeichnen. Die Maximalzahl der vom Backstop Investor zu erwerbenden Neuen Aktien darf, zusammen mit sämtlichen vom Backstop Investor über vom Backtop Investor erworbene Bezugsrechte etwaig erhaltenen Aktien nicht zu einem Aktienbesitz führen, welcher mehr als 30 Prozent minus einer Aktie am Grundkapital und den Stimmrechten der Gesellschaft nach Durchführung des Angebots entspricht.

Die Durchführung der Kapitalerhöhung ist noch nicht im Handelsregister des Amtsgerichts München eingetragen worden. Sollten sämtliche der Neuen Aktien, die nicht von den Altaktionären der Gesellschaft gezeichnet wurden, dem Backstop Investor gemäß der Backstop Vereinbarung zugeteilt werden, wird die Eintragung der Kapitalerhöhung bezüglich der dem Backstop Investor zugeteilten Neuen Aktien voraussichtlich ohne ungebührliche Verzögerung im Anschluss an die anwendbare Fusionsfreigabe und/oder Freigabe durch das Bundesministerium für Wirtschaft und Technologie nach dem Außenwirtschaftsgesetz erfolgen.

Börsenzulassung

Die Zulassung der Neuen Aktien zum Handel im regulierten Markt an der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des regulierten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse wird voraussichtlich am 17. Juli 2009 beantragt werden. Der Zulassungsbeschluss bezüglich der im Rahmen des Bezugsangebots gezeichneten Neuen Aktien wird für den 7. August 2009 erwartet.

Der Zulassungsbeschluss bezüglich der Neuen Aktien, die im Rahmen der Investment Aktien Platzierung gezeichnet wurden, wird voraussichtlich ohne ungebührliche Verzögerung nach der Zeichnung und der Zahlung des Bezugspreises für die Investment Aktien erwartet, unter der Voraussetzung, dass u.a. die einschlägigen kartellrechtlichen Fusionsfreigaben und/oder die Freigabe durch das

Bundesministerium für Wirtschaft und Technologie nach dem Außenwirtschaftsgesetz erteilt wurden; die Erteilung dieser Freigaben, sofern einschlägig, wird spätestens im Verlauf des August 2009 erwartet.

Notierungsaufnahme

Der Handel der im Wege des Bezugsangebots gezeichneten Neuen Aktien wird voraussichtlich am 7. August aufgenommen. Diese Neuen Aktien werden an diesem Tag in die bestehende Preisfeststellung der Aktien der Gesellschaft einbezogen.

Für den Fall, dass sämtliche von den Altaktionären nicht gezeichneten Neue Aktien dem Backstop Investor gemäß der Backstop Vereinbarung zugeteilt werden, wird der Beginn des Handels dieser Neuen Aktien voraussichtlich ohne ungebührliche Verzögerung nach der Zeichnung und der Zahlung des Bezugspreises für die Investment Aktien erwartet, unter der Voraussetzung, dass die einschlägigen Fusionsfreigaben und die Freigabe durch das Bundesministerium für Wirtschaft und Technologie nach dem Außenwirtschaftsgesetz erteilt wurden; die Erteilung dieser Freigaben, sofern einschlägig, wird spätestens im Verlauf des August 2009 erwartet. Die dem Backstop Investor zugeteilten Neuen Aktien werden zum Handelsbeginn dieser Neuen Aktien in die bestehende Preisfeststellung der Aktien der Gesellschaft einbezogen, was im Verlauf des August 2009 erwartet wird.

Ausübung der Bezugsrechte

Die Aktionäre der Infineon Technologies AG werden durch Veröffentlichung des Bezugsangebots voraussichtlich am 17. Juli 2009 aufgefordert, ihre Bezugsrechte (die ,,Bezugsrechte“) zur Vermeidung des Ausschlusses in der Zeit vom 20. Juli 2009 bis einschließlich 3. August 2009 (die ,,Bezugsfrist“) auszuüben.

Bezugsverhältnis

Das Bezugsverhältnis ist 9 zu 4, d.h. 9 Alte Aktien berechtigen zum Bezug von 4 Neuen Aktien zum Bezugspreis.

Bezugspreis

Der Bezugspreis je bezogener Neuer Aktie beträgt €2,15 (der ,,Bezugspreis“).

Bezugsstelle

Bezugsstelle ist die Deutsche Bank.

Kein Bezugsrechtshandel auf dem regulierten Markt

Ein Handel der Bezugsrechte (ISIN DE000A0Z2227 / Wertpapier-Kennnummer (WKN) A0Z222) auf dem regulierten Markt der Frankfurter Wertpapierbörse oder einer anderen deutschen Wertpapierbörse wird von der Infineon Technologies AG nicht veranlasst werden. Ein An-oder Verkauf von Bezugsrechten über den regulierten Markt einer Börse ist daher nicht möglich. Die Bezugsrechte sind jedoch übertragbar. Ein Ausgleich für nicht ausgeübte Bezugsrechte findet nicht statt. Bezugsrechte, die bei Ablauf der Bezugsfrist nicht ausgeübt wurden, verfallen wertlos. Vom 20. Juli 2009 an notieren alle von der Gesellschaft bereits ausgegebenen Aktien (ISIN DE0006231004 / German Securitities Code (WKN) 623100) (die ,,Alten Aktien“) am regulierten Markt der Frankfurter Wertpapierbörse ,,ex Bezugsrecht“.

Lieferung und Abrechnung der Neuen Aktien

Der Bezugspreis je Neuer Aktie, die im Rahmen des Bezugsangebots bezogen wird, ist spätestens am 3. August 2009 zu zahlen. Die im Rahmen des Bezugsangebots bezogenen Neuen Aktien werden voraussichtlich am 7. August 2009 durch Girosammeldepotgutschrift zur Verfügung gestellt.

Der Bezugspreis für jede unter der Investment Aktien Platzierung gezeichnete Neue Aktie ist bis spätestens zum zehnten Geschäftstag nach dem auf den letzten Tag der Bezugsfrist folgenden Geschäftstag zu zahlen, unter der Voraussetzung, dass u.a. die einschlägigen kartellrechtlichen Fusionsfreigaben und/oder die Freigabe durch das Bundesministerium für Wirtschaft und Technologie nach dem Außenwirtschaftsgesetz erteilt wurden; die Erteilung dieser Freigaben, sofern einschlägig, wird spätestens im Verlauf des August 2009 erwartet. Die dem Backstop Investor zugeteilten Neuen Aktien werden zum Handelsbeginn in die bestehende Preisfeststellung der Aktien der Gesellschaft einbezogen, was im Verlauf des August 2009 erwartet wird. Die im Rahmen der Investment Aktien Platzierung gezeichneten

Aktien werden voraussichtlich an dem auf die Bezahlung des Bezugspreises folgenden Geschäftstag dem Wertpapiersammeldepot gutgeschrieben und dem Backstop Investor zugänglich gemacht.

Backstop Vereinbarung

Admiral Participations (Luxemburg) S.à r.l. (der ,,Backstop Investor“), eine Tochtergesellschaft eines von Apollo Global Management LLC verwalteten Fonds hat sich unter der Bedingung des Erreichens einer Mindestbeteiligungsschwelle (wie nachfolgend definiert) verpflichtet, sämtliche Neuen Aktien (einschließlich des Spitzenbetrags), die nicht von den Aktionären der Gesellschaft bezogen werden (die ,,Investment Aktien“), bis zu einem bestimmten Maximalbetrag (wie nachfolgend definiert) zum Bezugspreis zu erwerben (die ,,Backstop Vereinbarung“). Die Maximalzahl der vom Backstop Investor zu erwerbenden Investment Aktien darf, zusammen mit sämtlichen vom Backstop Investor über vom Backtop Investor erworbene Bezugsrechte etwaig erhaltenen Aktien nicht zu einem Aktienbesitz führen, welcher mehr als 30 Prozent minus einer Aktie am Grundkapital und den Stimmrechten der Gesellschaft nach Durchführung des Angebots entspricht (der ,,Maximale Investitionsbetrag“). Der Backstop Investor ist berechtigt, jedoch nicht verpflichtet, Investment Aktien zu erwerben, sofern die Anzahl der zur Verfügung stehenden Investment Aktien, zusammen mit sämtlichen vom Backstop Investor über vom Backtop Investor erworbene Bezugsrechte etwaig erhaltenen Aktien, dem Backstop Investor keine Beteiligung von mindestens 15 Prozent (die ,,Mindestbeteiligungsschwelle“) am Grundkapital und den Stimmrechten der Gesellschaft ermöglicht.

Die Verpflichtung des Backstop Investors, Investment Aktien zu erwerben, ist von dem Eintritt bestimmter Bedingungen oder dem Verzicht durch den Backstop Investor auf diese abhängig, insbesondere der einschlägigen Fusionsfreigaben, der Freigabe durch das Bundesministerium für Wirtschaft und Technologie aufgrund des Außenwirtschaftsgesetz, sowie der Bestellung eines Vertreters des Backstop Investors, Manfred Puffer, durch das zuständige Gericht in den Aufsichtsrat der Gesellschaft, dem Rücktritt des derzeitigen Vorsitzenden des Aufsichtsrats der Gesellschaft, Max Dietrich Kley, zum 30. September 2009 sowie der Ernennung von Manfred Puffer zum Vorsitzenden des Aufsichtsrats der Gesellschaft zum 1. Oktober 2009, und der Nominierung eines weiteren Vertreters des Backstop Investors, Gernot Löhr, als Mitglied des Aufsichtsrats, vorbehaltlich des Wirksamwerdens der Amtsniederlegung durch den derzeitigen Aufsichtsratsvorsitzenden, für die Bestellung durch das zuständige Gericht.

Der Backtop Investor wird nicht verpflichtet, aber berechtigt sein, Investment Aktien zu zeichnen, wenn die Zahl der Aktien nicht die Mindestbeteiligungsschwelle übersteigt. Wenn der Backstop Investor Investment Aktien zeichnen möchte, obgleich die Mindestbeteiligungsschwelle nicht erreicht ist, muss der Backstop Investor gegenüber der Gesellschaft an dem auf das Ende der Bezugsfrist folgenden Geschäftstag den Verzicht darauf erklären. Der Backstop Investor kann gegenüber der Gesellschaft die unbedingte Verpflichtung erklären, auf anderem Wege als durch die Investment Aktienplatzierung, innerhalb von 30 Tagen nach der Erfüllung der oder dem Verzicht auf die aufschiebenden Bedingungen, eine solche Anzahl der Aktien der Gesellschaft zu erwerben, die nach dem Erwerb zu einer Beteiligung des Backstop Investors von mindestens 15 Prozent führt. In diesem Fall steht die Verpflichtung des Backstop Investors Investment Aktien zu erwerben, unter dem Vorbehalt, dass (a) Manfred Puffer vom zuständigen Gericht in den Aufsichtsrat bestellt wird, (b) Max Dietrich Kley, der derzeitige Vorsitzende des Aufsichtsrats folgende Schreiben übermittelt hat: (i) einen Brief an den Backstop Investor, in dem er sich zu seinen Rücktritt zum 30. September 2009 verpflichtet, und (ii) ein Rücktrittsschreiben an den Vorstand und den stellvertretenden Aufsichtsratsvorsitzenden, in dem er als Aufsichtsratsvorsitzender und Aufsichtsratsmitglied zum 30. September zurücktritt, sofern der Backstop Investor zu diesem Zeitpunkt eine Beteiligung an der Gesellschaft von mindestens 15 Prozent hält, oder zum 15. Oktober 2009, wenn der Backstop Investor erst zu diesem Zeitpunkt eine entsprechende Beteiligung an der Gesellschaft hält, jeweils belegt durch eine entsprechende Mitteilung an die Gesellschaft nach § 21 Abs. 1 Wertpapierhandelsgesetz (WpHG), (c) Manfred Puffer zum 1. Oktober 2009 zum Aufsichtsratsvorsitzenden gewählt worden ist, vorbehaltlich der Wirksamkeit des Rücktritts des derzeitigen Vorsitzenden und (d) der Nominierungsausschuss des Aufsichtsrats Gernot Löhr als Mitglied des Aufsichtsrats zur Bestimmung durch das zuständige Gericht, vorbehaltlich der Wirksamkeit des Rücktritts des derzeitigen Vorsitzenden, vorgeschlagen hat.

Solange die einschlägigen Fusionsfreigaben und die Freigabe durch das Bundesministeriums für Wirtschaft und Technologie nach dem Außenwirtschaftsgesetz noch nicht erteilt wurden, darf der Backstop Investor lediglich Investment Aktien erwerben oder zeichnen, die zu einer Beteiligung von 25 Prozent minus einer Aktie führen. Nachdem die einschlägigen Kartellfreigaben und die Freigabe durch das Bundesministeriums für Wirtschaft und Technologie nach dem Außenwirtschaftsgesetz erlangt wurde, darf der Backstop Investor, nach freiem Ermessen, auch Investment Aktien zeichnen, die zu einer höheren

Beteiligung als 25 Prozent und bis zum Maximalen Investitionsbetrag führen. Die Kapitalerhöhung und die Zulassung zum Handel in Hinblick auf diese Aktien werden so schnell wie vernünftigerweise möglich durchgeführt.

Sollte der Backstop Investor im Rahmen des Angebots aus irgendeinem Grund keine Neuen Aktien erwerben, muss die Gesellschaft dem Backstop Investor einen Pauschalbetrag von €21 Mio. zahlen. Für den Fall, dass der Backstop Investor nach Vollzug des Angebots lediglich eine Beteiligung von weniger als 25 Prozent am Grundkapital und den Stimmrechten der Gesellschaft erwirbt, muss die Gesellschaft dem Backstop Investor einen Betrag zahlen, welcher der Summe aus (i) €5,5 Mio. und (ii) einem Betrag in Höhe von €0,057 je Aktie, um die der Investor die Erreichung einer Beteiligung in Höhe von 25 Prozent plus eine Aktie am Grundkapital und den Stimmrechten der Gesellschaft verfehlt, entspricht.

Während des Backstop Investor Marktschutzes (wie unten definiert) wird die Gesellschaft, weder direkt noch indirekt, eine dritte Partei weder darum bitten, noch sie veranlassen, ermutigen oder unterstützen, einen Anteil von 10 Prozent oder mehr der Aktien oder der Stimmrechte der Gesellschaft zu erwerben.

Solange der Backstop Investor eine Beteiligung von mindestens 15 Prozent der Aktien und der Stimmrechte der Gesellschaft hält, wird der Backstop Investor berechtigt sein, zwei natürliche Personen, und solange der Backtop Investor eine Beteiligung von mindestens 10 Prozent der Aktien und der Stimmrechte der Gesellschaft hält, eine natürliche Person, zur Wahl in den Aufsichtsrat vorzuschlagen.

Verwertung nicht bezogener Neuer Aktien / Privatplatzierung an den Backstop Investor

Neue Aktien, die nicht im Rahmen des Bezugsangebots bezogen werden, werden im Rahmen einer Privatplatzierung verwertet. Der Backstop Investor hat sich unter der Bedingung des Erreichens der Mindestbeteiligungsschwelle sowie verschiedenen anderen Bedingungen verpflichtet, sämtliche Neuen Aktien, die nicht von den Aktionären der Gesellschaft bezogen werden, bis zum Maximalen Investitionsbetrag zum Bezugspreis zu erwerben oder zu zeichnen.

Marktschutzvereinbarungen

Die Gesellschaft hat sich für die Dauer von sechs Monaten nach der Zulassung der Neuen Aktien zum Handel gegenüber den Konsortialbanken verpflichtet, keine Kapitalerhöhung oder andere Kapitalmaßnahmen ohne die schriftliche Einwilligung der Konsortialbanken, die nur aus guten Grund verweigert werden darf, durchzuführen.

Für den Fall, dass der Backstop Investor eine Beteiligung von mindestens 15 Prozent der Aktien und Stimmrechte der Gesellschaft hält, hat sich der Backstop Investor für die Dauer von 12 Monaten nach dem Tag des Erwerbs der Investment Aktien verpflichtet, ohne die Zustimmung des Vorstands der Gesellschaft weder Investment Aktien zu verkaufen, zu übertragen, zu verpfänden, zu belasten oder anderweitig über sie zu verfügen (einschließlich der Einräumung von Optionen oder der Begründung irgendeiner Art von Treuhandbeziehung in Bezug auf die Investment Aktien), keine Vereinbarung oder Transaktion bezüglich der Stimmrechte oder andere mit den Investment Aktien verbundenen Rechte abzuschließen, und keine Transaktion (einschließlich Derivattransaktionen) abzuschließen bzw. keine andere Maßnahme durchzuführen, die wirtschaftlich einer der zuvor genannten entspricht, noch eine Beteiligung von über 30 Prozent minus einer Aktie am Grundkapital und den Stimmrechten der Gesellschaft zu begründen (der ,,Backstop Investor Marktschutz“). Diese Verpflichtung besteht nicht hinsichtlich des Verkaufs oder der Übertragung von Investment Aktien (i) an eine mit dem Backstop Investor nach §§ 15 ff. Aktiengesetz verbundene Gesellschaft, (ii) von bis zu 10 Prozent der Investment Aktien an einen Co-Investor bis zum 31. Oktober 2009, (iii) im Zusammenhang mit einem Pflichtangebot einer dritten Partei nach dem Wertpapierübernahmegesetz (WpÜG), (iv) im Zusammenhang mit einem freiwilligen Übernahmeangebot nach dem WpÜG, (v) im Zusammenhang mit einer Verschmelzung oder einer Geschäftsverbindung der Gesellschaft mit einer dritten Partei, (vi) im Zusammenhang mit einem Aktienrückkauf durch die Gesellschaft, und (vii) in einer solchen Anzahl, um in der Lage zu sein, den aus der Ausübung von Bezugsrechten im Zusammenhang mit einem Bezugsrechtsangebot von Aktien der Gesellschaft resultierenden Emissionspreis selbst zu finanzieren (bereinigt um die Transaktionsgebühren und die Kosten). Der Backstop Investor wird sich mit dem Vorstand der Gesellschaft beraten, bevor er Investment Aktien im Zusammenhang mit einem öffentlichen Übernahmeangebot überträgt. Vorbehaltlich der Bedingung, dass der Backstop Investor einen Anteil von mindestens 15 Prozent der Aktien und Stimmrechte an der Gesellschaft erwirbt, verpflichtet sich der Backstop Investor für die gesamte Dauer des Backstop Investor Marktschutzes dazu, dass seine gezeichneten Investment Aktien in ein Sperrdepot gebucht sein werden.

Die Verpflichtung des Backstop Investors in Hinblick auf den Backstop Investor Marktschutz endet automatisch, wenn innerhalb einer Frist von 12 Monaten nach dem Tag des Erwerbs der Investment Aktien eines der folgenden Ereignisse eintritt: (i) jederzeit, wenn eine andere Person als die vom Backstop Investor vorgeschlagene Person Aufsichtsratsvorsitzender wird, oder (ii) Gernot Löhr innerhalb von 10 Geschäftstagen nach dem diese Einreichung vorgenommen werden musste, nicht vom zuständigen Gericht als Mitglied des Aufsichtsrats bestellt worden ist, oder (iii) zu irgendeinem Zeitpunkt weniger als zwei vom Backstop Investor vorgeschlagene Personen Mitglieder des Aufsichtsrats sind und, in jedem dieser Fälle, wenn dieser Zustand nicht innerhalb von 30 Tagen nach dem relevanten Ereignis oder dem Erhalt eines Vorschlags des Backstop Investors bezüglich der Ernennung eines alternativen geeigneten oder mehrerer alternativer geeigneter Kandidaten des Backstop Investors durch die Gesellschaft beseitigt worden ist.

Die Verpflichtung des Backstop Investors in Hinblick auf den Backstop Investor Marktschutz endet zudem automatisch, wenn eines der folgenden Ereignisse eintritt: (i) eine Reduzierung der Höchstzahl der Aufsichtsratsmitglieder von 16 auf 12 ist nicht bis zum Tag der nächsten Hauptversammlung in Bezug auf das Geschäftsjahr 2008/2009 im Jahr 2010 wirksam geworden; oder (ii) nicht alle staatlichen und behördlichen Freigaben, die in Bezug auf einen Erwerb des Maximalen Investitionsbetrages erforderlich sind, sind bis zum 1. Oktober 2009 gewährt worden.

Beendigung des Bezugsangebots

Die Konsortialbanken behalten sich vor, unter bestimmten Umständen vom Übernahmevertrag zurückzutreten oder die Durchführung des Bezugsangebots zu verlängern. Zu diesen Umständen zählen insbesondere, dass (i) die Gesellschaft bestimmte Legal Opinions nicht vorlegt, (ii) die Investment Vereinbarung zwischen der Gesellschaft und dem Backstop Investor geändert, widerrufen oder gekündigt wird und (iii) andere aufschiebende Bedingungen nicht erfüllt sind. Im Falle einer Beendigung des Übernahmevertrages wird das Bezugsangebot außer für die bis dahin wirksam ausgeübten Bezugsrechte nicht stattfinden. Die Verpflichtung der Konsortialbanken endet ferner, wenn die Durchführung der Kapitalerhöhung bezüglich der im Wege des Bezugsangebots durch die Konsortialbanken gezeichneten Aktien nicht bis zum 6. August 2009 in das Handelsregister eingetragen ist und sich die Konsortialbanken und die Infineon Technologies AG nicht auf einen späteren Termin einigen können.

Aufschiebende Bedingung und Kündigung der Backstop Vereinbarung

Die Verpflichtung des Backstop Investors, Investment Aktien zu erwerben, ist von dem Eintritt bestimmter Voraussetzungen oder dem Verzicht auf diese abhängig, unter anderem der einschlägigen kartellrechtlichen Freigaben, der Freigabe durch das Bundesministerium für Wirtschaft und Technologie aufgrund des Außenwirtschaftsgesetz, sowie der Bestellung eines Vertreters des Backstop Investors, Manfred Puffer, durch das zuständige Gericht in den Aufsichtsrat der Gesellschaft und dem Rücktritt des derzeitigen Vorsitzenden des Aufsichtsrats der Gesellschaft, Max Dietrich Kley, bis zum 30. September 2009 sowie der Ernennung von Manfred Puffer zum Vorsitzenden des Aufsichtsrats der Gesellschaft zum 1. Oktober 2009 und der Nominierung eines weiteren Vertreters des Backstop Investors, Gernot Löhr, als Mitglied des Aufsichtsrats für die Bestellung durch das zuständige Gericht vorbehaltlich des Wirksamwerdens der Amtsniederlegung durch den derzeitigen Aufsichtsratsvorsitzenden.

Wenn der Backtop Investor Investment Aktien zeichnen möchte, obgleich die Mindestbeteiligungsschwelle nicht erreicht ist, muss der Backstop Investor gegenüber der Gesellschaft an dem auf das Ende der Bezugsfrist folgenden Geschäftstag, den Verzicht darauf erklären. Der Backstop Investor kann gegenüber der Gesellschaft die unbedingte Verpflichtung erklären auf anderem Wege als durch die Investment Aktienplatzierung, innerhalb von 30 Tagen nach der Erfüllung der oder dem Verzicht auf die aufschiebenden Bedingungen, eine solche Anzahl der Aktien der Gesellschaft zu erwerben, die nach dem Erwerb zu einer Beteiligung des Backstop Investors von mindestens 15 Prozent führt. In diesem Fall steht die Verpflichtung des Backstop Investors, sämtliche Investment Aktien zu erwerben, unter dem Vorbehalt, dass (a) Manfred Puffer vom zuständigen Gericht in den Aufsichtsrat bestellt wird, (b) Max Dietrich Kley, der derzeitige Vorsitzende des Aufsichtsrats folgende Schreiben übermittelt: (i) einen Brief an den Backstop Investor, in dem er sich zu seinen Rücktritt zum 30. September 2009 verpflichtet, und (ii) ein Rücktrittsschreiben an den Vorstand und den stellvertretenden Aufsichtsratsvorsitzenden, in dem er als Aufsichtsratsvorsitzender und Aufsichtsratsmitglied zum 30. September zurücktritt, sofern der Backstop Investor zu diesem Zeitpunkt eine Beteiligung an der Gesellschaft von mindestens 15 Prozent hält, oder zum 15. Oktober 2009, wenn der Backstop Investor erst zu diesem Zeitpunkt eine entsprechende Beteiligung an der Gesellschaft hält, jeweils belegt durch eine entsprechende Mitteilung an die

Gesellschaft nach § 21 Abs. 1 Wertpapierhandelsgesetz (WpHG), (c) Manfred Puffer zum 1. Oktober 2009 zum Aufsichtsratsvorsitzenden gewählt worden ist, vorbehaltlich der Wirksamkeit des Rücktritts des derzeitigen Vorsitzenden und (d) der Nominierungsausschuss des Aufsichtsrats Gernot Löhr als Mitglied des Aufsichtsrats, vorbehaltlich der Wirksamkeit des Rücktritts des derzeitigen Vorsitzenden, zur Bestimmung durch das zuständige Gericht vorgeschlagen hat.

Der Backstop Investor behält sich das Recht vor, die Backstop Vereinbarung bei Eintritt bestimmter Umstände zu kündigen. Diese Umstände schließen insbesondere das Ausbleiben der Vorlage einer Legal Opinion seitens der Gesellschaft und den Nicht-Eintritt bestimmter anderer aufschiebender Bedingungen ein. Der Backstop Investor kann die Backstop Vereinbarung auch kündigen, wenn die auf die Investment Aktien bezogene Kapitalerhöhung nicht innerhalb von zwölf Tagen nach der Beantragung der Eintragung erfolgt ist. In diesen Fällen darf der Backstop Investor durch schriftliche Erklärung gegenüber der Gesellschaft von der Backstop Vereinbarung zurücktreten. Soweit es noch nicht ausgeübt ist, verfällt dieses Rücktrittsrecht mit Eintragung der Durchführung der auf die Investmentaktien bezogenen Kapitalerhöhung in das Handelsregister.

Widerrufsrecht im Falle der Veröffentlichung eines Nachtrags zum Prospekt

Die Gesellschaft wird voraussichtlich am 29. Juli 2009 ihren Quartalsbericht für die drei und neun Monate der zum 30. Juni 2009 endenden Berichtsperiode veröffentlichen. In diesem Zusammenhang wird voraussichtlich am 29. Juli 2009 ein Nachtrag zum Wertpapierprospekt veröffentlicht, um die jüngsten Entwicklungen des Berichtszeitraums bis einschließlich 30. Juni 2009 im Rahmen des Wertpapierprospekts zu berücksichtigen.

Nach § 16 Abs. 3 Wertpapierprospektgesetz können Anleger, die vor der Veröffentlichung des Nachtrags eine auf den Erwerb oder die Zeichnung der Wertpapiere gerichtete Willenserklärung abgegeben haben, diese innerhalb von zwei Werktagen nach der Veröffentlichung dieses Nachtrags widerrufen, sofern noch keine Erfüllung eingetreten ist.

Der Widerruf muss keine Begründung enthalten und ist in Textform gegenüber derjenigen Stelle zu erklären, bei der der betreffende Anleger seine auf den Erwerb der Neuen Aktien gerichtete Willenserklärung abgegeben hat. Zur Fristwahrung genügt die rechtzeitige Absendung.

Angebot in den Vereinigten Staaten

Die Neuen Aktien und die Bezugsrechte werden nach den Vorschriften des U.S. Securities Act von 1933, in der jeweils gültigen Fassung (der ,,Securities Act”) registriert. In diesem Zusammenhang beabsichtigt die Gesellschaft, für die Neuen Aktien und die Bezugsrechte ein Form F-3 Registration Statement nach dem Securities Act bei der U.S. Securities Exchange Commission einzureichen.

Stabilisierung

Es findet keine Stabilisierung in Zusammenhang mit dem Angebot statt.

Kosten des Angebots und Nettoemissionserlös

Die geschätzten Kosten des Angebots, einschließlich der Gebühren für die Konsortialbanken, werden voraussichtlich bis zu €40 Mio. betragen, einschließlich ungefähr €18 Mio. für die Konsortialbanken und bis zu €21 Mio. für den Backtop Investor im Zusammenhang mit der Backstop Vereinbarung. Sollte sich der Backstop Investor entscheiden, im Rahmen des Angebots aus irgendeinem Grund keine Neuen Aktien zu erwerben, wird die Gesellschaft dem Backstop Investor einen Pauschalbetrag von €21 Mio. zahlen. Für den Fall, dass der Backstop Investor nach Vollzug des Angebots lediglich eine Beteiligung von weniger als 25 Prozent am Grundkapital und den Stimmrechten der Gesellschaft erwirbt, wird die Gesellschaft dem Backstop Investor einen Betrag zahlen, welcher der Summe aus (i) €5,5 Mio. und (ii) einem Betrag in Höhe von €0,057 je Aktie, um die der Investor die Erreichung einer Beteiligung in Höhe von 25 Prozent plus eine Aktie am Grundkapital und den Stimmrechten der Gesellschaft verfehlt, entspricht. Die Gesellschaft geht davon aus, dass der Nettoemissionserlös voraussichtlich €700 Mio. betragen wird, wenn sämtliche Neuen Aktien gezeichnet oder bei Investoren platziert werden. Sollte die Mindestbeteiligungsschwelle nicht erreicht werden und sich der Backstop Investor entscheiden, nicht auf die Mindestbeteiligungsschwelle zu verzichten, schätzt die Gesellschaft den Mindestnettoemissionserlös aus dem Angebot auf ungefähr €335 Mio.

Art, Verbriefung und Lieferung der Neuen Aktien

Die Neuen Aktien werden in Übereinstimmung mit der geltenden Satzung der Gesellschaft (die ,,Satzung“) als Namensaktien ohne Nennbetrag (ISIN DE0006231004 / Wertpapier-Kennnummer (WKN) 623100) ausgegeben. Die Neuen Aktien werden in einer oder mehreren Globalurkunde(n) verbrieft, die bei der Clearstream Banking AG, Neue Börsenstraße 1, 60487 Frankfurt am Main, zur Girosammelverwahrung hinterlegt werden.

Der Anspruch der Aktionäre auf Verbriefung ihres Anteils ist gemäß Artikel 4 Abs. 4 der Satzung ausgeschlossen, soweit dies gesetzlich zulässig und eine Verbriefung nach den Regeln einer Börse nicht erforderlich ist. Die Neuen Aktien verbriefen die gleichen Rechte wie alle anderen Aktien der Gesellschaft und beinhalten keine darüber hinausgehenden Rechte oder Vorteile.

ISIN, WKN, Common Code und Börsenkürzel

Die International Securities Identification Number (,,ISIN“) für die Neuen Aktien lautet DE0006231004, die Wertpapier-Kennnummer (,,WKN“) ist 623100 und der Common Code lautet D10745900. Das Börsenkürzel ist IFX.

ISIN und WKN der Bezugsrechte

Die ISIN für die Bezugsrechte ist DE000A0Z2227, die WKN ist A0Z222.

Zahl- und Anmeldestelle

Zahl- und Anmeldestelle ist Bayerische Hypo- und Vereinsbank AG, Kardinal-Faulhaber-Straße 1, 80333 München.

Zusammenfassung betreffend das Grundkapital und den Vorstand

Vorstand	Peter Bauer (Sprecher des Vorstands), Dr. Marco Schröter, Prof. Dr. Hermann Eul und Dr. Reinhard Ploss.

Aufsichtsrat	Der Aufsichtsrat besteht derzeit aus 15 Mitgliedern. Vorsitzender des Aufsichtsrats ist Max Dietrich Kley.

Grundkapital (vor Vollzug des Angebots)	Das derzeitige Grundkapital der Gesellschaft beträgt €1.499.484.170 eingeteilt in 749.742.085 Namensaktien. Die Aktien sind als Stückaktien ausgegeben. Jede Aktie der Gesellschaft gewährt ihrem Inhaber in der Hauptversammlung der Gesellschaft eine Stimme. Das Grundkapital ist voll eingezahlt. Alle von der Gesellschaft ausgegebenen Alten Aktien sind zum Börsenhandel im regulierten Markt der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des regulierten Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) zugelassen.

Abschlussprüfer für die Geschäftsjahre 2006, 2007 und 2008	KPMG AG Wirtschaftsprüfungsgesellschaft (vormals KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), Ganghoferstrasse 29, 80339 München (,,KPMG”).

Mitarbeiter	Infineon beschäftigte zum 30. Juni 2009 insgesamt 26.108 Mitarbeiter.

Sitz, anwendbares Recht, Dauer und Geschäftsjahr der Gesellschaft	Der Sitz der Gesellschaft ist Neubiberg, Deutschland. Die Geschäftsanschrift der Gesellschaft lautet: Am Campeon 1-12, 85579 Neubiberg, Deutschland (Telefon: +49-89-234-0). Als nach deutschem Recht gegründete Aktiengesellschaft unterliegt die Gesellschaft dem deutschen Aktienrecht. Die Gesellschaft ist auf unbestimmte Zeit errichtet.

Das Geschäftsjahr der Gesellschaft läuft vom 1. Oktober bis zum 30. September des Folgejahres.

Z
USAMMENGEFASSTE
AUSGEWÄHLTE K
ONZERNFINANZANGABEN UND
GESCHÄFTSINFORMATIONEN NACH IFRS

Seit dem 1. Oktober 2008 erstellt Infineon ihre Konzernabschlüsse in Übereinstimmung mit den International Financial Reporting Standards (,,IFRS“). Im Zusammenhang mit der Überleitung der Rechnungslegung auf IFRS hat Infineon den Konzernjahresabschluss für das zum 30. September 2008 endende Geschäftsjahr (mit Vergleichszahlen bezogen auf das zum 30. September 2007 endende Geschäftsjahr) nach IFRS erstellt. Nachfolgend werden Infineons ausgewählte Angaben aus den Konzern-Gewinn-und-Verlust-Rechnungen, ausgewählte Angaben aus den Konzern-Kapitalflussrechnungen und ausgewählte Segmentdaten für die Geschäftsjahre 2007 und 2008 sowie für die sechs Monate jeweils zum 31. März 2008 und 2009 und ausgewählte Informationen aus der Konzern-Bilanz jeweils zum 30. September 2007 und 2008 sowie zum 31. März 2009 dargestellt, die Infineons IFRS-Konzernabschlüssen entnommen sind. Die nach IFRS erstellten ausgewählten Angaben aus den Konzern-Gewinn-und-Verlust-Rechnungen, ausgewählten Angaben aus den Konzern-Kapitalflussrechnungen und ausgewählten Segmentdaten für die Geschäftsjahre 2007 und 2008 und die ausgewählten Angaben aus den Konzern-Bilanzen jeweils zum 30. September 2007 und 2008 sind den nach IFRS erstellten Konzernjahressabschlüssen für das zum 30. September 2008 endende Geschäftsjahr entnommen. Dargestellt werden ferner ausgewählte Angaben aus den Konzern-Gewinn-und-Verlust-Rechnungen und Konzern-Kapitalflussrechnungen für die sechs Monate jeweils zum 31. März 2008 und 2009 und ausgewählte Finanz informationen aus der Konzern-Bilanz jeweils zum 31. März 2008 und 2009, die aus Infineons ungeprüften IFRS-Konzernabschlüssen für die zum 31. März endenden Monate stammen.

Infineon hat für das zum 30. September 2008 endende Geschäftsjahr auch einen nach den in den USA allgemein anerkannten Rechnungslegungsstandards (,,U.S. GAAP“) erstellten Konzernabschluss erstellt, weil U.S. GAAP die führenden Rechnungslegungsstandards für die Gesellschaft für diesen Zeitraum waren; er ist nicht im diesem Prospekt enthalten.

Ausgewählte Daten aus den Konzern-Gewinn-und-Verlust-Rechnungen

	Für die Geschäftsjahre		Für die sechs Monate
	zum 30. September(1)		zum 31. März(1)(2)
	2007	2008	2008	2009
	(IFRS) (in Mio. €, mit Ausnahme der Angaben je Aktie)

Umsatzerlöse	4.074	4.321	2.139	1.577
Ergebnis aus fortgeführten Aktivitäten vor Steuern vom Einkommen und vom Ertrag	(44)	(147)	82	(264)
Ergebnis aus fortgeführten Aktivitäten	(43)	(188)	59	(266)
Ergebnis aus nicht fortgeführten Aktivitäten, abzüglich Steuern	(327)	(3.559)	(2.543)	(396)
Konzernfehlbetrag	(370)	(3.747)	(2.484)	(662)
Davon entfallen auf:
Minderheitsanteile	(23)	(812)	(552)	(49)
Aktionäre der Infineon Technologies AG	(347)	(2.935)	(1.932)	(613)
Ergebnis je Aktie (in €) aus fortgeführten Aktivitäten — unverwässert und verwässert	(0,08)	(0,33)	0,06	(0,36)
Ergebnis je Aktie (in €) aus nicht fortgeführten Aktivitäten — unverwässert und verwässert	(0,38)	(3,58)	(2,64)	(0,46)

Konzernfehlbetrag je Aktie (in €) — unverwässert und verwässert	(0,46)	(3,91)	(2,58)	(0,82)

Anmerkungen:

(1)	Im Geschäftsjahr 2008 legte Infineon einen Plan zur Veräußerung von Qimonda fest. Demzufolge werden die Ergebnisse von Qimonda als nicht fortgeführte Aktivitäten in den ausgewählten Daten aus den Konzern-Gewinn-und-Verlust-Rechnungen für die Geschäftsjahre zum 30. September 2007 und 2008 sowie für die sechs Monate zum 31. März 2008 und 2009 ausgewiesen. Am 23. Januar 2009 haben Qimonda und ihre 100%ige Tochtergesellschaft Qimonda Dresden GmbH & Co. oHG beim Amtsgericht München Antrag auf Eröffnung des Insolvenzverfahrens gestellt. Als Folge dieser Antragstellung hat Infineon Qimonda im zweiten Quartal des Geschäftsjahres 2009 entkonsolidiert. Am 1. April 2009 wurde das Insolvenzverfahren eröffnet.

(2)	Ungeprüft.

Ausgewählte Daten aus der Konzern-Bilanz

	Zum 30. September(1)		Zum 31. März(2)
	2007	2008	2009
	(IFRS) (in Mio. €)

Zahlungsmittel und Zahlungsmitteläquivalente	1.809	749	532
Zur Veräußerung verfügbare finanzielle Vermögenswerte	417	134	133
Geschäftskapital (Defizit)(3)	(43)	86	(28)
Zur Veräußerung stehende Vermögenswerte	303	2,129	6
Summe Aktiva	10.599	6.982	3.977
Kurzfristige Finanzverbindlichkeiten sowie kurzfristig fällige Bestandteile langfristiger Finanzverbindlichkeiten	336	207	170
Verbindlichkeiten, verbunden mit den zur Veräußerung stehenden Vermögenswerten	129	2.123	—
Langfristige Finanzverbindlichkeiten	1.227	963	816
Summe Eigenkapital	6.004	2.161	1.703

Anmerkungen:

(1)	Im Geschäftsjahr 2008 legte Infineon einen Plan zur Veräußerung von Qimonda fest. Demzufolge wurden die Vermögenswerte und Verbindlichkeiten in den ausgewählten Daten aus der Konzern-Bilanz zum 31. März 2009 und zum 30. September 2008 in zur Veräußerung stehende Vermögenswerte und Verbindlichkeiten umgegliedert. Am 23. Januar 2009 haben Qimonda und ihre 100%ige Tochtergesellschaft Qimonda Dresden GmbH & Co. oHG beim Amtsgericht München Antrag auf Eröffnung des Insolvenzverfahrens gestellt. Als Folge dieser Antragstellung hat Infineon Qimonda im zweiten Quartal des Geschäftsjahres 2009 entkonsolidiert. Am 1. April 2009 wurde das Insolvenzverfahren eröffnet.

(2)	Ungeprüft.

(3)	Geschäftskapital besteht aus Umlaufvermögen minus kurzfristige Verbindlichkeiten, Zahlungsmittel und Zahlungsmitteläquivalente, zur Veräußerung verfügbare finanzielle Vermögenswerte und netto zur Veräußerung stehende Vermögenswerte.

Ausgewählte Daten aus den Konzern-Kapitalflussrechnungen

	Für die Geschäftsjahre zum 30. September(1)		Für die sechs Monate zum 31. März(1)(2)
	2007	2008	2008	2009
	(IFRS) (in Mio. €)

Mittelzufluss (-abfluss) aus laufender Geschäftstätigkeit aus fortgeführten Aktivitäten	256	580	149	(65)
Mittelzufluss (-abfluss) aus laufender Geschäftstätigkeit	1.251	(84)	(121)	(463)
Mittelzufluss (-abfluss) aus Investitionstätigkeit aus fortgeführten Aktivitäten	(48)	(665)	(894)	31
Mittelzufluss (-abfluss) aus Investitionstätigkeit	(917)	(662)	(1.021)	52
Mittelabfluss aus der Finanzierungstätigkeit aus fortgeführten Aktivitäten	(214)	(230)	(97)	(180)
Mittelzufluss (-abfluss) aus der Finanzierungstätigkeit	(525)	113	103	(220)
Rückgang der Zahlungsmittel und Zahlungsmitteläquivalente aus nicht fortgeführten Aktivitäten	(185)	(318)	(197)	(417)
Rückgang der Zahlungsmittel und Zahlungsmitteläquivalente	(191)	(633)	(1.039)	(631)

Anmerkungen:

(1)	Im Geschäftsjahr 2008 legte Infineon einen Plan zur Veräußerung von Qimonda fest. Demzufolge werden die Mittelzuflüsse (-abflüsse) aus nicht fortgeführten Aktivitäten gesondert unterhalb der Mittelzuflüsse (-abflüsse) aus fortgeführten Aktivitäten ausgewiesen. Am 23. Januar 2009 haben Qimonda und ihre 100%ige Tochtergesellschaft Qimonda Dresden GmbH & Co. oHG beim Amtsgericht München Antrag auf Eröffnung des Insolvenzverfahrens gestellt. Als Folge dieser Antragstellung hat Infineon Qimonda im zweiten Quartal des Geschäftsjahres 2009 entkonsolidiert. Am 1. April 2009 wurde das Insolvenzverfahren eröffnet.

(2)	Ungeprüft.

Ausgewählte Daten aus den Segmenten

Ausgewählte Geschäftsinformationen aus den Segmenten

Mit Wirkung ab dem 1. Oktober 2008 hat Infineon ihr Geschäft in fünf operative Segmente aufgegliedert: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions und Wireline Communications. Die Segmentergebnisse für die Geschäftsjahre zum 30. September 2007 und 2008 wurden zur Herstellung der Vergleichbarkeit mit der aktuellen Segmentberichterstattung und zur erleichterten Analyse der gegenwärtigen und zukünftigen operativen Segmentergebnisse umgegliedert. Diese umgegliederten Segmentergebnisse sind nicht in dem nach IFRS erstellten Konzernjahresabschluss für das Geschäftsjahr 2008 enthalten. Am 7. Juli 2009 schloss die Gesellschaft einen Kaufvertrag hinsichtlich des Verkaufs des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications) ab; dieser Verkauf soll voraussichtlich im Herbst 2009 vollzogen werden.

Für Berichtszwecke hat Infineon zwei zusätzliche Segmente, nämlich Sonstige Geschäftsbereiche, die die verbleibenden Aktivitäten für bestimmte zur Veräußerung stehende Produktlinien und für andere Geschäftsaktivitäten umfassen, und Konzernfunktionen und Eliminierungen, die sonstige Tätigkeiten umfassen, die nicht den operativen Segmenten zugeordnet sind, wie zum Beispiel bestimmte Verwaltungskosten und nicht aufgenommene Überkapazitäten.

Zwischen dem 1. Mai 2006 und dem 30. September 2008 war Infineon in drei operativen Hauptsegmenten organisiert. Zwei dieser Segmente waren anwendungsbezogen: Automobil- und Industrieelektronik (Automotive, Industrial & Multimarket) und Kommunikationslösungen (Communication Solutions). Das andere Segment war das Speichergeschäft von Qimonda. Diese operativen Segmente werden in Infineons jeweils nach U.S. GAAP erstellten Konzernjahresabschlüssen für die Geschäftsjahre zum 30. September 2006, 2007 und 2008 dargestellt.

Seit dem 1. Oktober 2008 verwendet der Vorstand die Finanz-Kennzahl Segmentergebnisse, um den operativen Erfolg von Infineons Segmenten zu messen, und als Grundlage für die Allokation von Betriebsmitteln innerhalb der Segmente.

	Für die Geschäftsjahre zum 30. September				Für die sechs Monate zum 31. März(1)
	2007		2008		2008	2009
	(in Mio. €)

Automotive
Umsatzerlöse(2)	1.267	(1)	1.257	(1)	634	395
Segmentergebnis	122	(1)	105	(1)	48	(121)
Industrial & Multimarket
Umsatzerlöse(2)	1.188	(1)	1.171	(1)	567	427
Segmentergebnis	127	(1)	134	(1)	49	(5)
Chip Card & Security
Umsatzerlöse(2)	438	(1)	465	(1)	237	171
Segmentergebnis	20	(1)	52	(1)	36	(9)
Wireless Solutions
Umsatzerlöse(3)(4)(5)	637	(1)	941	(1)	450	401
Segmentergebnis	(126	)(1)	(18	)(1)	2	(73)
Wireline Communications(10)
Umsatzerlöse(3)	414	(1)	420	(1)	208	167
Segmentergebnis	(16	)(1)	12	(1)	7	3
Sonstige Geschäftsbereiche
Umsatzerlöse(2)(6)(7)	343	(1)	169	(1)	123	10
Segmentergebnis	2	(1)	(3	)(1)	7	(4)
Konzernfunktionen und Eliminierungen
Umsatzerlöse(8)(9)	(213)		(102)		(80)	6
Segmentergebnis	7	(1)	(24	)(1)	(2)	(3)

Gesamt
Umsatzerlöse	4.074		4.321		2.139	1.577

Segmentergebnis	136	(1)	258	(1)	147	(212)

Anmerkungen:

(1)	Ungeprüft.

(2)	In Infineons Konzernjahresabschluss nach IFRS für das Geschäftsjahr zum 30. September 2008 hat Infineon €3.017 Mio. und €2.963 Mio. Umsatzerlöse aus dem früheren Segment Automobil- und Industrieelektroinik (Automotive, Industrial & Multimarket) für die Geschäftsjahre 2007 bzw. 2008 berichtet. Nach Umgliederung in Anpassung an die aktuelle Segmentstruktur werden diese Beträge

überwiegend den Umsatzerlösen Automobilelektronik (Automotive), Industrieelektronik (Industrial & Multimarket) und Chipkarten & Sicherheitslösungen (Chip Card & Security) zugewiesen während ein Betrag von €124 Mio. und ein Betrag von €70 Mio. bezogen auf das HDD Geschäft für die Geschäftsjahre 2007 bzw. 2008 jetzt den Umsatzerlösen Sonstige Geschäftsbereiche zugeteilt werden.

(3)	In ihrem Konzernjahresabschluss nach IFRS für das Geschäftsjahr zum 30. September 2008 hat Infineon €1.051 Mio. und €1.360 Mio. Umsatzerlöse aus ihrem Segment Kommunikationslösungen (Communication Solutions) für die Geschäftsjahre 2007 bzw. 2008 berichtet. Nach Umgliederung in Anpassung an die aktuelle Segmentstruktur werden diese Beträge berwiegend den Umsatzerlösen für drahtlose Kommunikationslösungen (Wireless Solutions) und drahtgebundene Kommunikation (Wireline Communications) zugewiesen.

(4)	Beinhaltet konzerninterne Umsätze zwischen den Segmenten in Höhe von €30 Mio. und €10 Mio. in den Geschäftsjahren zum 30. September 2007 und 2008 aus dem Verkauf von drahtlosen Kommunikationsanwendungen an Qimonda.

(5)	Beinhaltet Umsätze von €8 Mio. und €1 Mio. für die sechs Monate zum 31. März 2008 und 2009 aus dem Verkauf von drahtlosen Kommunikationsanwendungen an Qimonda.

(6)	Beinhaltet konzerninterne Umsätze zwischen den Segmenten in Höhe von €189 Mio. und €79 Mio. in den Geschäftsjahren zum 30. September 2007 und 2008 aus dem Verkauf von Wafern von Infineons 200-Millimeter-Fertigungsstätte in Dresden an Qimonda auf Grund einer Produktionsvereinbarung.

(7)	Beinhaltet Umsätze in Höhe von €70 Mio. für die sechs Monate zum 31. März 2008 aus dem Verkauf von Wafern von Infineons 200-Millimeter-Fertigungsstätte in Dresden an Qimonda aufgrund einer Produktionsvereinbarung.

(8)	Beinhaltet die Eliminierung der Umsätze zwischen den Segmenten in Höhe von €219 Mio. und €89 Mio. in den Geschäftsjahren zum 30. September 2007 und 2008, da diese Umsätze nicht Teil des Plans zur Veräußerung von Qimonda waren.

(9)	Beinhaltet die Eliminierung der Umsätze in Höhe von €78 Mio. und €1 Mio. für die sechs Monate zum 31. März 2008 und 2009, da diese Umsätze nicht Teil des Plans zur Veräußerung von Qimonda waren.

(10)	Am 7. Juli 2009 schloss die Gesellschaft einen Kaufvertrag hinsichtlich des Verkaufs des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications) ab; dieser Verkauf soll voraussichtlich im Herbst 2009 vollzogen werden.

Ausgewählte Informationen nach Regionen

	Für die Geschäftsjahre zum 30. September(1)		Für die sechs Monate zum 31. März(1)(2)
	2007	2008	2008	2009
	(in Mio. €)

Umsatzerlöse
Deutschland	907	924	460	315
Übriges Europa	888	818	409	286
Nordamerika	564	503	282	164
Asien-Pazifik	1.450	1.800	848	720
Japan	213	198	104	72
Andere	52	78	36	20

Gesamt	4.074	4.321	2.139	1.577

Anmerkungen:

(1)	Im Geschäftsjahr 2008 legte Infineon einen Plan zur Veräußerung von Qimonda fest. Demzufolge werden die Ergebnisse von Qimonda in den ausgewählten Angaben aus den Konzern-Gewinn-und-Verlust-Rechnungen für die Geschäftsjahre zum 30. September 2007 und 2008 und für die sechs Monate zum 31. März 2008 und 2009 als nicht fortgeführte Aktivitäten ausgewiesen. Am 23. Januar 2009 haben Qimonda und ihre 100%ige Tochtergesellschaft Qimonda Dresden GmbH & Co. oHG beim Amtsgericht München Antrag auf Eröffnung des Insolvenzverfahrens gestellt. Als Folge dieser Antragstellung hat Infineon Qimonda im zweiten Quartal des Geschäftsjahres 2009 entkonsolidiert. Am 1. April 2009 wurde das Insolvenzverfahren eröffnet.

(2)	Ungeprüft.

Ausgewählte weitere Konzern-Kennzahlen

	Für die Geschäftsjahre zum 30. September(1)				Für die sechs Monate zum 31. März(1)
	2007		2008		2008		2009
	(in Mio. €, mit Ausnahme der Mitarbeiterzahlen)

Investitionen	498		312		170		69
Mitarbeiter (zum Ende der Berichtsperiode)	43.079	(2)	41.343	(3)	42.837	(4)	26.362

Anmerkungen:

(1)	Im Geschäftsjahr 2008 legte Infineon einen Plan zur Veräußerung von Qimonda fest. Demzufolge werden die Mittelzuflüsse (-abflüsse) aus nicht fortgeführten Aktivitäten in den ausgewählten Daten aus der Konzern-Kapitalflussrechnung gesondert unterhalb der Zahlungsmittelzuflüsse (-abflüsse) aus fortgeführten Aktivitäten ausgewiesen. Am 23. Januar 2009 haben Qimonda und ihre 100%ige Tochtergesellschaft Qimonda Dresden GmbH & Co. oHG beim Amtsgericht München Antrag auf Eröffnung des Insolvenzverfahrens gestellt. Als Folge dieser Antragstellung hat Infineon Qimonda im zweiten Quartal des Geschäftsjahres 2009 entkonsolidiert. Nach der Entkonsolidierung werden die Mitarbeiterzahlen von Qimonda nicht länger in den Konzernabschlüssen der Gesellschaft berichtet. Am 1. April 2009 wurde das Insolvenzverfahren eröffnet.

(2)	Beinhaltet 13.481 Mitarbeiter von Qimonda.

(3)	Beinhaltet 12.224 Mitarbeiter von Qimonda.

(4)	Beinhaltet 13.298 Mitarbeiter von Qimonda.

Z
USAMMENGEFASSTE
AUSGEWÄHLTE K
ONZERN
F
INANZANGABEN UND
GESCHÄFTSINFORMATIONEN NACH U.S. GAAP

Für die Berichtszeiträume vor dem 1. Oktober 2008 hat Infineon ihre Konzernabschlüsse nach U.S. GAAP erstellt. Nachfolgend werden ausgewählte Angaben aus den Konzern-Gewinn-und-Verlust-Rechnungen, ausgewählte Angaben aus den Konzern-Kapitalflussrechnungen und ausgewählte Segmentdaten für die Geschäftsjahre 2006 und 2007 und ausgewählte Informationen aus der Konzern-Bilanz jeweils zum 30. September 2006 und 2007 dargestellt, die aus den nach U.S. GAAP erstellten Konzernabschlüssen entnommen wurden. Die ausgewählten Angaben aus den Konzern-Gewinn-und-Verlust-Rechnungen, die ausgewählten Angaben aus den Konzern-Kapitalflussrechnungen und ausgewählten Segmentdaten für die Geschäftsjahre 2006 und 2007 und die ausgewählten Angaben aus der Konzern-Bilanz zum 30. September 2006 und 2007, die jeweils nach U.S. GAAP erstellt wurden, wurden dem Konzernabschluss für das zum 30. September 2007 endende Geschäftsjahr entnommen (mit Vergleichszahlen für das zum 30. September 2006 endende Geschäftsjahr).

Nach IFRS erstellte ausgewählte Konzern-Finanzangaben für das zum 30. September 2008 endende Geschäftsjahr (mit Vergleichszahlen für das Geschäftsjahr zum 30. September 2007) sind im Abschnitt ,,Zusammengefasste ausgewählte Konzern-Finanzangaben und Geschäftsinformationen nach IFRS“ enthalten.

Ausgewählte Informationen aus den Konzern-Gewinn-und-Verlust-Rechnungen

	Für die Geschäftsjahre
	zum 30. September
	2006	2007
	(U.S. GAAP) (in Mio. €, außer bei Angaben je Aktie)

Umsatzerlöse	7.929	7.682
Ergebnis vor Steuern vom Einkommen und vom Ertrag	(107)	(254)
Konzernjahresfehlbetrag	(268)	(368)
Konzernjahresfehlbetrag je Aktie — unverwässert und verwässert in €	(0,36)	(0,49)

Ausgewählte Informationen aus der Konzern-Bilanz

	Für die Geschäftsjahre
	zum 30. September
	2006	2007
	(U.S. GAAP) (in Mio. €)

Zahlungsmittel und Zahlungsmitteläquivalente	2.040	1.819
Wertpapiere des Umlaufvermögens	615	475
Nettoumlaufvermögen(1)	(279)	(18)
Zur Veräußerung gehaltene Vermögenswerte	—	272
Summe Aktiva	11.185	10.679
Kurzfristige Finanzverbindlichkeiten sowie kurzfristig fällige Bestandteile langfristiger Finanzverbindlichkeiten	797	336
Verbindlichkeiten im Zusammenhang mit zur Veräußerung gehaltenen Vermögenswerten	—	117
Langfristige Finanzverbindlichkeiten ohne kurzfristig fällige Bestandteile	1.208	1.376
Summe Eigenkapital	5.315	4.914

Anmerkungen:

(1)	Nettoumlaufvermögen besteht aus Umlaufvermögen minus kurzfristige Verbindlichkeiten, Zahlungsmittel und Zahlungsmitteläquivalente, Wertpapiere des Umlaufvermögens und zur Veräußerung stehende Vermögenswerte und Verbindlichkeiten.

Ausgewählte Daten aus der Konzern-Kapitalflussrechnung

	Für die Geschäftsjahre
	zum 30. September
	2006	2007
	(U.S. GAAP) (in Mio. €)

Mittelzufluss aus laufender Geschäftstätigkeit	1.003	1.207
Mittelabfluss aus Investitionstätigkeit	(853)	(867)
Mittelzufluss (-abfluss) aus der Finanzierungstätigkeit	762	(521)
Zunahme (Abnahme) der Zahlungsmittel und Zahlungsmitteläquivalente	892	(221)

Ausgewählte Daten aus den Segmenten

Ausgewählte Geschäftsinformationen aus den Segmenten

Vom 1. Mai 2006 bis zum 30. September 2008 war Infineon schwerpunktmäßig in drei operativen Segmenten tätig. Zwei von ihnen waren anwendungsorientiert: Automotive, Industrial & Multimarket und Communication Solutions. Das andere Segment war das Speichergeschäft von Qimonda. Der Vorstand hat die Finanz-Kennzahl Ergebnis vor Zinsen und Steuern (,,EBIT“) verwendet, um die operative Leistungsfähigkeit von Infineons berichtsfähigen Segmenten zu messen, und als Basis für die Allokation von Betriebsmitteln zwischen diesen Segmenten.

	Für das Geschäftsjahr
	zum 30. September
	2006	2007
	(U.S. GAAP) (in Mio. €)

Automotive, Industrial & Multimarket
Umsatzerlöse	2.839	3.017
EBIT	246	300
Communication Solutions(4)
Umsatzerlöse(1)	1.205	1.051
EBIT	(231)	(160)
Sonstige Geschäftsbereiche
Umsatzerlöse(2)	310	219
EBIT	4	(12)
Konzernfunktionen und Eliminierungen
Umsatzerlöse(3)	(240)	(213)
EBIT	(236)	(177)
Qimonda
Umsatzerlöse	3.815	3.608
EBIT	202	(207)
Total
Net Sales	7.929	7.682

EBIT	(15)	(256)

Anmerkungen:

(1)	Beinhaltet konzerninterne Umsätze zwischen den Segmenten von €0 und €30 Mio. für das zum 30. September 2006 bzw. 2007 endende Geschäftsjahr, die aus dem Verkauf von drahtlosen Kommunikationsanwendungen an Qimonda resultieren.

(2)	Beinhaltet konzerninterne Umsätze zwischen den Segmenten in Höhe von €256 Mio. und €189 Mio. für das zum 30. September 2006 bzw. 2007 endende Geschäftsjahr aus dem Verkauf von Wafern von Infineon 200-Millimeter-Fertigungsstätte in Dresden an Qimonda auf Grund der Produktionsvereinbarung.

(3)	Beinhaltet die Eliminierung der konzerninternen Umsätze zwischen den Segmenten in Höhe von €256 Mio. und €219 Mio. für das zum 30. September 2006 bzw. 2007 endende Geschäftsjahr, da diese Umsätze nicht Teil des Plans zur Veräußerung von Qimonda waren.

(4)	Am 7. Juli 2009 schloss die Gesellschaft einen Kaufvertrag hinsichtlich des Verkaufs des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications) ab; dieser Verkauf soll voraussichtlich im Herbst 2009 vollzogen werden.

Ausgewählte Segmentdaten nach Regionen

	Für die Geschäftsjahre
	zum 30. September
	2006	2007
	(U.S. GAAP) (in Mio. €)

Umsatzerlöse
Deutschland	1.327	1.164
Übriges Europa	1.360	1.218
Nordamerika	2.126	1.887
Asien-Pazifik	2.498	2.632
Japan	461	661
Andere	157	120

Summe Umsatzerlöse	7.929	7.682

Ausgewählte weitere Konzern-Kennzahlen

	Für die Geschäftsjahre
	zum 30. September
	2006		2007
	(U.S. GAAP) (in Mio. €, mit Ausnahme der Mitarbeiterzahlen)

Investitionen	1.253		1.375
Mitarbeiter (zum Ende der Berichtsperiode)	41.651	(1)	43.079	(2)

Anmerkungen:

(1)	Einschließlich 11.802 Mitarbeitern von Qimonda.

(2)	Einschließlich 13.481 Mitarbeitern von Qimonda.

Zusammenfassung der Risikofaktoren

Risiken im Zusammenhang mit der Gesellschaft und dem Markt

Die Infineon zur Verfügung stehenden finanziellen Mittel, inklusive des Erlöses aus dem Angebot, könnten nicht ausreichen, um dem Kapitalbedarf von Infineon zu genügen.

Wenn Infineon bei der Implementierung ihrer betrieblichen Restrukturierungspläne nicht erfolgreich ist, könnten Infineons Einnahmen und Rentabilität darunter leiden.

Die anhaltende Volatilität der Finanzmärkte und die ungünstigen Entwicklungen der globalen wirtschaftlichen Rahmenbedingungen hatten einen erheblichen nachteiligen Einfluss auf Infineons Geschäftstätigkeit, die finanzielle Situation und die betriebliche Ertragslage und könnten dies weiter haben.

Die Halbleiterindustrie ist durch intensiven Wettbewerb gekennzeichnet, der Infineons Absatz reduzieren oder Druck auf Infineons Verkaufspreise ausüben könnte.

Infineon agiert in einem stark zyklischen Industriebereich und ihr Geschäft hat in der Vergangenheit unter regelmäßig wiederkehrenden Geschäftsrückgängen gelitten, leidet derzeit darunter und könnte auch zukünftig wieder darunter leiden.

Infineon könnte nicht in der Lage sein, ihre Produktionskapazität an die Nachfrage anzupassen.

Infineons Geschäftstätigkeit könnte als Folge der Volatilität in verschiedenen Teilen der Welt leiden.

In schwierigen Marktbedingungen wirken sich Infineons hohe Fixkosten negativ auf ihr Ergebnis aus.

Das umkämpfte Umfeld in der Halbleiterindustrie hat zu einer Konsolidierung der Industrie geführt und Infineon könnte sich noch stärkerem Wettbewerb durch neu verschmolzene Wettbewerber ausgesetzt sehen.

Infineon beabsichtigt, sich weiterhin um Akquisitionen, Joint Ventures und andere Transaktionen zu bemühen, die ihre Geschäftstätigkeit ergänzen oder erweitern. Infineon kann diese Transaktionen möglicherweise nicht zum Abschluss bringen und diese Transaktionen bringen, selbst wenn sie ausgeführt wurden, signifikante Risiken mit sich und könnten negative Auswirkungen auf das operative Geschäft von Infineon haben.

Infineon könnte außerstande sein, erworbene Unternehmen erfolgreich zu integrieren und könnte verpflichtet sein, im Zusammenhang mit den erworbenen Unternehmen Abschreibungen hinsichtlich des Goodwill oder anderer langlebiger Vermögensgegenstände vorzunehmen.

Infineon ist möglicherweise nicht in der Lage, ihr patentrechtlich geschütztes geistiges Eigentum zu schützen und könnte beschuldigt werden, geistige Eigentumsrechte anderer zu verletzen.

Infineons Geschäft könnte wegen nachlassender Kundennachfrage leiden.

Der Verlust eines oder mehrerer zentraler Kunden von Infineon, zum Beispiel wegen eines Rückganges des Vertrauens der Kunden in Infineon auf Grund der wahrgenommenen Liquiditätslage, könnte sich negativ auf die Geschäftstätigkeit von Infineon auswirken.

Schwankungen in der Zusammensetzung der verkauften Produkte könnten sich negativ auf Infineons finanzielles Ergebnis auswirken.

Wenn Infineon es nicht erfolgreich schafft, eine optimale Make-or-Buy-Strategie zu implementieren, könnte Infineons Geschäftstätigkeit unter höheren Kosten leiden.

Infineons Geschäftstätigkeit könnte unter Problemen bei der Herstellung leiden.

Sollten Infineons externe Lieferanten Infineons Erwartungen nicht entsprechen, so könnten Infineons Betriebsergebnis und ihre Fähigkeit, Wachstumschancen auszunutzen, negativ beeinflusst werden.

Produkte, welche die Kundenvorgaben nicht einhalten oder die Defekte oder Störungen haben oder die als fehlerhaft wahrgenommen werden oder auf sonstige Weise nicht für die beabsichtigte Verwendung geeignet sind, könnten zu signifikanten Kosten für Infineon führen.

Infineon ist Risiken im Zusammenhang mit Betriebsschäden und Betriebsunterbrechungen ausgesetzt.

Infineons Geschäftstätigkeit könnte beeinträchtigt werden, wenn es Infineon nicht gelingt, neue Technologien zu entwickeln oder mit den technologischen Entwicklungen der Mitbewerber Schritt zu halten.

Infineon ist abhängig von strategischen Partnerschaften und anderen Dritten und Infineons Geschäft könnte beeinträchtigt werden, wenn sich die Erwartungen in die strategischen Partner nicht erfüllen oder Kooperationen beendet werden müssen.

Neue Aufträge sind häufig von kompetitiven Selektionsprozessen begleitet, die langwierig und deren Ausgang ungewiss sein können und die bei Infineon zu erheblichen Auslagen führen. Selbst wenn Infineon einen Prozess gewinnt und mit der Produktentwicklung beginnt, könnte ein Kunde sich zur Beendigung oder Änderung von Infineons Produktionsplänen entscheiden, was zu Umsatzausfällen und Beeinträchtigungen von Infineons Betriebsergebnis führen könnte.

Infineon ist von einer begrenzten Anzahl von Maschinenherstellern abhängig und könnte unter Ausfällen leiden, sofern diese Zulieferer ihre Lieferungen einstellen oder ihre Preise erhöhen.

Infineon könnte von steigenden Rohstoffpreisen betroffen sein.

Infineons Geschäftstätigkeit könnte beeinträchtigt werden, sofern Infineon nicht in der Lage ist, eine zuverlässige Stromversorgung zu angemessenen Kosten zu sichern.

Infineons Geschäft ist abhängig von komplexen Datenverarbeitungssystemen und jede Unterbrechung dieser Systeme oder Netzwerke könnte Infineons Geschäftstätigkeit und Betriebsergebnis wesentlich beeinträchtigen.

Infineon hatte in der Vergangenheit erhebliche Restrukturierungs- und Wertberichtigungskosten zu verzeichnen; es ist nicht ausgeschlossen, dass dies auch in der Zukunft der Fall ist, was die Geschäftstätigkeit von Infineon wesentlich beeinträchtigen könnte.

Infineons Geschäft könnte beeinträchtigt sein, wenn dritte Dienstleister ihre Leistungen nicht wie erwartet erbringen.

Infineons Erfolg hängt von ihrer Fähigkeit ab, zukünftig eine ausreichende Anzahl qualifizierter Schlüsselmitarbeiter zu gewinnen und zu halten.

Der Rückgang staatlicher Fördermaßnahmen oder die Rückzahlung von in der Vergangenheit gewährten Fördermitteln könnten Infineons Aufwendungen erhöhen und ihre Investitionsfähigkeit beeinträchtigen.

Infineons Quartalsergebnisse unterliegen starken Schwankungen; infolgedessen könnte Infineon die Erwartungen von Wertpapieranalysten und Investoren verfehlen, was einen Kursrückgang der Aktien der Gesellschaft auslösen könnte.

Infineons Betriebsergebnis und Finanzlage können durch Wechselkursschwankungen beeinträchtigt werden.

Sollte Infineon nicht in der Lage sein, effiziente interne Kontrollen aufrechtzuerhalten, könnte in Zukunft Infineons Fähigkeit, Finanzergebnisse akkurat und rechtzeitig zu berichten oder betrügerische Handlungen aufzudecken, eingeschränkt sein, was die Geschäftstätigkeit der Gesellschaft und ihren Aktienkurs erheblich beeinträchtigen könnte.

Infineon ist verschiedenen steuerlichen Risiken ausgesetzt und die Steuerlast der Gesellschaft könnte aufgrund verschiedener Faktoren zukünftig steigen.

Infineons Steuerabgrenzungsposten sind Gegenstand von regelmäßigen Überprüfungen, die zu zusätzlichen Wertberichtigungen führen könnten.

Umweltrechtliche Anforderungen könnten zu einer Haftung von Infineon und zu Kostensteigerungen führen.

Infineon könnte sich im Zusammenhang mit der Insolvenz von Qimonda erheblichen Verbindlichkeiten ausgesetzt sehen.

Infineon könnte zur Rückzahlung der ausstehenden Umtauschanleihe endfällig 2010 vor ihrem Fälligkeitsdatum verpflichtet sein, was die Finanzlage der Gesellschaft erheblich beeinträchtigen könnte.

Der Verkauf oder die Schließung des ALTIS-Werks könnte dazu führen, dass Infineon erhebliche zusätzliche Kosten übernimmt.

Der Geschäftsbereich drahtgebundene Kommunikation (Wireline Communications) könnte vom geplanten Verkauf negativ belastet werden, wenn dieser nicht vollzogen wird.

Infineon könnte Schadensersatzverpflichtungen im Zusammenhang mit dem Verkauf des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications) ausgesetzt sein.

Infineon könnte mit steigenden Ausgaben oder Kosten infolge des Verkaufs des Geschäftsbereichs drahtgebundene Kommunikation (Wireline Communications) konfrontiert sein.

Infineons Geschäfts- und Finanzlage könnten durch aktuelle oder zukünftige Rechtsstreitigkeiten beeinträchtigt werden.

Gegen Infineon wird in mehreren Jurisdiktionen im Zusammenhang mit Preisabsprachen in der Dynamic Random Access Memory-Industrie ermittelt und Infineon ist Beklagte in mehreren zivilen Kartellklagen, die hiermit im Zusammenhang stehen.

Gegen die Gesellschaft wurden mehrere Gruppenklagen mit der Behauptung von betrügerischem Wertpapierhandel erhoben.

Die Europäischen Kommission ermittelt im Zusammenhang mit vermeintlichen Wettbewerbsverletzungen in den Geschäftsbereichen Chipkarten und Sicherheitslösungen gegen die Gesellschaft.

Infineon könnte Produkthaftungs- oder Gewährleistungsansprüchen ausgesetzt sein.

Risikofaktoren im Zusammenhang mit den Neuen Aktien und angebotsbezogene Risiken

Der Backstop Investor könnte Einfluss auf die Geschäftstätigkeit der Gesellschaft nehmen und Abstimmungen über bestimmte, der Hauptversammlung der Gesellschaft unterbreitete Beschlussgegenstände kontrollieren.

Wenn Großaktionäre der Gesellschaft in größerem Umfang Aktien der Gesellschaft verkaufen, kann dies einen erheblichen Kursdruck bewirken.

Der Kurs der Aktien der Gesellschaft unterliegt Kursschwankungen.

Der Kurs der Aktien der Gesellschaft unterliegt Risiken bezüglich vom Backstop Investor und/oder dessen Tochtergesellschaften eingegangener Wertpapiertransaktionen.

Die Beteiligung von Aktionären, die nicht an dem Angebot teilnehmen, wird erheblich verwässert werden.

Es wird nicht erwartet, dass sich ein Bezugsrechtshandel entwickelt und der Wert der Bezugsrechte könnte sich vermindern.

Die Konsortialbanken könnten vom Übernahmevertrag zurücktreten.

Zukünftige gesellschaftsrechtliche Maßnahmen könnten zu einer weiteren erheblichen Verwässerung der Beteiligung der Aktionäre an der Gesellschaft führen.

RISK FACTORS

In considering whether to invest in the Company’s shares, investors should consider carefully the following risks and investment considerations related to Infineon and this offering (the “Offering”), in addition to the other information in this prospectus (the “Prospectus”). Investors should also be aware of and consider the risks described below related to Infineon’s business and related to the securities markets and ownership of the Company’s shares.

The risks and uncertainties described below may not be the only ones facing Infineon. Additional risks and uncertainties not currently known to Infineon or that Infineon currently deems immaterial could also adversely affect Infineon’s business. If any of the following risks actually occurs, Infineon’s business could be adversely affected. In such cases, the trading price of the Company’s shares could decline, and investors could lose all or part of their investment.

The order of the risk factors below does not indicate the likelihood of these risks actually occurring or the scope of any potential impairment these risks might cause to Infineon’s business. The risks mentioned may materialize individually or cumulatively.

Risks Relating to the Company and the Market

The financial resources available to Infineon, including the proceeds of the Offering, may be insufficient to meet Infineon’s capital needs.

Infineon faces considerable liquidity risks arising from the current economic downturn, tight credit markets, and Infineon’s existing financial liabilities, as well as the relatively low recent trading price of Infineon’s shares. Infineon’s net losses have increased over the past two years, primarily due to the losses of Qimonda and the generally poor performance of the economy in general, and the semiconductor industry in particular, throughout that period. While Infineon continues to bear relatively high levels of debt amounting to €986 million as of March 31, 2009, the Company’s lower share price and the tighter credit markets have made it more difficult for Infineon to obtain financing. Infineon’s cash from operating activities, current cash resources, existing sources of external financing and the proceeds from the Offering may be insufficient to meet Infineon’s further capital needs.

Furthermore, Infineon may be unable to successfully place the shares that are the subject of the Offering, since the capital increase has not been guaranteed by the underwriters (the “Underwriters”), and the Backstop Arrangement entered into on July 10, 2009, among the Company and Admiral Participations (Luxembourg) S.à r.l. (the “Backstop Investor”), a subsidiary of a fund managed by Apollo Global Management LLC (“Apollo”) is subject to certain conditions precedent being met or waived by the Backstop Investor and may be terminated under certain circumstances. The Backstop Investor has agreed to acquire all New Shares including the Fractional Amount not subscribed for by the Company’s shareholders (the “Investment Shares”) at the Subscription Price, but not more than the Maximum Investment Amount (as described below), subject to the Minimum Threshold (as described below) being met (the “Backstop Arrangement”). The maximum number of Investment Shares to be acquired by the Backstop Investor together with any shares to be acquired by the Backstop Investor through Subscription Rights purchased by the Backstop Investor, if any, must not lead to a shareholding that would represent more than 30 percent minus one share in the Company’s equity capital and voting rights post execution of the Offering (the “Maximum Investment Amount”). The obligation of the Backstop Investor to acquire any Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board and the election as chairman of the Supervisory Board as of October 1, 2009, the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board as of September 30, 2009, and the nomination of another representative, Mr. Gernot Löhr, of the Backstop as member of the Supervisory Board to be appointed by the competent court, subject to the resignation of the current chairman as member of the Supervisory Board taking effect. Furthermore, the Backstop Investor may, but is not required to, acquire Investment Shares if the number of the Investment Shares available together with any shares to be acquired by the Backstop Investor through Subscription Rights purchased by the Backstop Investor, if any, does not allow the Backstop Investor to establish a participation in the Company’s equity capital and voting rights of at least 15 percent post execution of the Offering (the “Minimum Threshold”). The Backstop Investor may declare to the

Company in a waiver of the Minimum Threshold requirement an unconditional commitment to acquire other than through the Investment Share Placement such amount of the Company’s shares that following the acquisition the Backstop Investor’s shareholding will equal or exceed 15 percent. The obligation of the Backstop Investor to acquire Investment Shares is subject to (a) Mr. Manfred Puffer having been appointed by the competent court to Supervisory Board, (b) Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, having committed to the Backstop Investor and the co-chairman of the Supervisory Board his resignation as of September 30, 2009, subject to the Backstop Investor by that date holding a shareholding in the Company of 15 percent or more, or as of October 15, 2009, if only by that date the Investor holds a respective shareholding in the Company, in each case evidenced by a corresponding notice to the Company according to Section 21 (1) German Securities Trading Act (WpHG), (c) Mr. Manfred Puffer having been elected as chairman of the Supervisory Board as of October 1, 2009 subject to the resignation of the current chairman having taken effect, and (d) the nomination committee of the supervisory board having nominated Mr. Gernot Löhr as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board having taken effect. The Backstop Investor reserves the right to terminate the Backstop Arrangement upon the occurrence of certain circumstances, including, but not limited to, the Company’s failure to provide a legal opinion and the non-occurrence of the other conditions precedent, or if the Capital Increase relating to the Investment Shares has not been registered with the commercial register within twelve business days after application by the Company for such registration. AIF VII Euro Holdings, L.P., a company which currently directly owns the Backstop Investor, has issued a binding and irrevocable commitment letter in favor of the Backstop Investor and the Company to fund the full Subscription Price with regard to the subscribed Investment Shares by the Backstop Investor up to the Maximum Investment Amount when due, conditional only upon (i) satisfaction or waiver of the conditions precedent as set forth in the Backstop Arrangement and (ii) the Minimum Threshold being met unless waived by the Backstop Investor. There can be no assurance, however, that the Backstop Arrangement will be fulfilled and, as a result, the proceeds from the Offering may be less than the minimum gross proceeds anticipated by the Company.

The purchaser of the Wireline Communications business may terminate the asset purchase agreement. Pursuant to the asset purchase agreement dated July 7, 2009 (the “Asset Purchase Agreement”) between the Company and Wireline Holdings S.à r.l. (“Wireline Holdings”), an entity affiliated with Golden Gate Private Equity, Inc. (“Golden Gate Private Equity”), Wireline Holdings has agreed to purchase the Wireline Communications business for €250 million. The majority of the purchase price is payable at closing, which is expected to occur in the fall of 2009, with €20 million of the purchase price being payable 9 months after the closing date. Wireline Holdings is able to terminate the Asset Purchase Agreement in certain circumstances, including if the closing has not occurred by December 31, 2009. The closing is subject to the receipt of the required antitrust approvals. Furthermore, under German labor law, the separation of the Wireline Communications business qualifies as a measure requiring the prior conclusion of the negotiations with the Company’s competent works councils (Betriebsräte) with respect to the balancing of interest (Interessenausgleich) procedures. Successful termination of the negotiations is a condition precedent for the closing of the transaction. Negotiations will commence in July and the Company expects them to last for several weeks.

If the Offering fails to raise the anticipated amount of capital or if Infineon is unable to obtain financing from other sources on commercially reasonable terms, or at all, then Infineon may face difficulties in repaying or be unable to repay its debts as they come due, in particular its guaranteed subordinated convertible notes due 2010 that were issued by the Company’s subsidiary Infineon Technologies Holding B.V.’s (“Convertible Notes due 2010”) and guaranteed subordinated exchangeable notes due 2010 that were issued by the Company’s subsidiary Infineon Technologies Investment B.V. (“Exchangeable Notes due 2010”). As of June 30, 2009, Infineon has Convertible Notes due 2010 outstanding in the nominal amount of €522 million and Exchangeable Notes due 2010 outstanding in the nominal amount of €48 million. If for these or other reasons Infineon is unable to meet its repayment obligations in respect of its outstanding notes or other debts, the Company’s share price could decline further or experience increased volatility, and investors could lose all or part of their investment.

If Infineon is unsuccessful in implementing its operational restructuring plans, Infineon’s revenues and profitability may be adversely affected.

Infineon’s future success and financial performance are largely dependent on its ability to successfully implement its business strategy and achieve sustained profitability. In furtherance of its overall strategy,

Infineon has restructured and is continuing to restructure its operations to improve its focus on its main business. These operational restructuring plans include the implementation of Infineon’s cost-reduction program “IFX10+”, which includes the following primary measures:

•	product portfolio management to eliminate unprofitable or insufficiently profitable product families and to increase efficiency in research and development (“R&D”);

•	reduction of manufacturing costs and optimization of the value chain;

•	improved efficiency of processes and tasks in the fields of general and administrative expenses, R&D, and marketing and sales;

•	re-organization of Infineon’s structure along its target markets; effective October 1, 2008, Infineon is divided into five segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications; and

•	reductions in workforce.

Any failure to continue to execute Infineon’s strategy successfully, including the execution of Infineon’s cost reduction program “IFX10+”, could have a material adverse effect on Infineon’s operations or financial performance.

Ongoing financial market volatility and adverse developments in the global economic environment have had and could continue to have a significant adverse impact on Infineon’s business, financial condition and operating results.

Infineon’s business, financial condition and results of operations have been and could continue to be significantly negatively impacted by general economic conditions and the related downturn in the semiconductor market. The global economy has recently experienced a significant downturn, reflecting the effects of the credit market crisis, slower economic activity, a generally negative economic outlook, and a decrease in consumer and business confidence. A prolonged economic downturn would pose a number of significant risks for Infineon, including:

•	significant declines in revenue;

•	significant reductions in selling prices;

•	increased volatility and/or declines in the Company’s share price;

•	increased volatility or adverse movements in foreign currency exchange rates;

•	delays in, or curtailment of, purchasing decisions by Infineon’s customers or potential customers either as a result of overall economic uncertainty or as a result of their inability to access the liquidity necessary to engage in purchasing initiatives or new product development;

•	increased credit risk associated with Infineon’s customers or potential customers, particularly those that may operate in industries most affected by the economic downturn, such as automotives;

•	unprofitable operations;

•	impairment of goodwill or other long-lived assets; and

•	negative cash flows.

To the extent that the current economic downturn worsens or is prolonged, Infineon’s business, financial condition and results of operations could continue to be significantly and adversely affected.

The semiconductor industry is characterized by intense competition, which could reduce Infineon’s sales or put continued pressure on Infineon’s sales prices.

The semiconductor industry is highly competitive, and has been characterized by rapid technological change, short product lifecycles, high capital expenditures, intense pricing pressure from major customers, periods of oversupply and continuous advancements in process technologies and manufacturing facilities. Increased competitive pressure or the relative weakening of Infineon’s competitive position could materially and adversely affect Infineon’s business, financial condition and results of operations.

Infineon operates in a highly cyclical industry and its business has in the past suffered, is currently suffering and could again suffer from periodic downturns.

The semiconductor industry is highly cyclical and has suffered from significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, lower prices and lower revenues. In addition, average selling prices for Infineon’s products can fluctuate significantly from quarter to quarter or month to month.

There can be no assurance that the markets in which Infineon operates will resume growth in the near term, that the growth rates experienced in past periods will be attainable again in future years, or that Infineon will be successful in managing any future downturn or substantial decline in average selling prices, any of which could have a material adverse effect on Infineon’s results of operations and financial condition.

Infineon may not be able to match its production capacity to demand.

It is difficult to predict future developments in the markets Infineon serves, making it hard to estimate requirements for production capacity. If markets do not grow or shrink faster than Infineon has anticipated, Infineon risks underutilization of its facilities or having insufficient capacity to meet customer demand.

Market developments and industry overcapacity may lead to underutilization of Infineon’s facilities, which may result in idle capacity costs, write-offs of inventories and losses on products due to falling average selling prices. Such a development could potentially require Infineon to undertake restructuring activities that may involve significant charges to Infineon’s results of operations. In particular, semiconductor companies have added significant capacity from time to time, also prior to the economic downturn. In the past, the net increases of supply sometimes exceeded demand requirements, leading to oversupply situations and downturns in the industry. Downturns, such as the current downturn, have had a severe negative effect on the profitability of the industry. Given the volatility and competition in the semiconductor industry, Infineon is likely to face downturns again in the future, which would likely have similar effects. Fluctuations in the rate at which industry capacity grows relative to the growth rate in demand for semiconductor products may in the future put pressure on Infineon’s average selling prices and negatively affect Infineon’s results of operations.

In addition, during periods of increased demand, Infineon may not have sufficient capacity to meet customer orders. In the past, Infineon has responded to increased demand by opening new production facilities or entering into strategic alliances, which in many cases resulted in significant expenditures. Infineon has also purchased an increasing number of processed wafers and packages from semiconductor foundries and subcontractors to meet higher levels of demand and has incurred higher costs of goods sold as a result. To expand Infineon’s production capacity in the future, Infineon may have to spend substantial amounts, which could negatively affect Infineon’s results of operations.

Infineon’s business could suffer as a result of volatility in different parts of the world.

Infineon operates globally, with numerous manufacturing, assembly and testing facilities on three continents, including facilities that Infineon operates jointly with a partner. In the 2008 fiscal year and for the six months ended March 31, 2009, 78.6 percent and 80.0 percent of Infineon’s revenues, respectively, were generated outside Germany and 59.7 percent and 61.9 percent, respectively, were generated outside Europe. Infineon’s business is therefore subject to risks involved in international business, including:

•	negative economic developments in foreign economies and instability of foreign governments, including the threat of war, terrorist attacks, epidemic, pandemic or civil unrest;

•	changes in laws and policies affecting trade and investment; and

•	varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where Infineon operates.

Substantial changes in any of these conditions could have an adverse effect on Infineon’s business and results of operations. Infineon’s results of operations could also be hurt if demand for the products made by Infineon’s customers decreases due to adverse economic conditions in any of the regions where they sell their own products.

In difficult market conditions, Infineon’s high fixed costs adversely affect its results.

In less favorable industry conditions, in addition to price pressure, Infineon is faced with a decline in the utilization rates of its manufacturing facilities due to decreases in product demand. Since the semiconductor industry is characterized by high fixed costs, Infineon’s ability to reduce its total costs in line with revenue declines is limited. The costs associated with the excess capacity, particularly for Infineon’s front-end fabrication facilities (“fabs”), are charged directly to cost of sales as idle capacity charges. Infineon cannot guarantee that difficult market conditions will not adversely affect the capacity utilization of Infineon’s fabs and, consequently, Infineon’s future gross margins.

The competitive environment of the semiconductor industry has led to industry consolidation, and Infineon may face even more intense competition from newly merged competitors.

The highly competitive environment of the semiconductor industry and the high costs associated with manufacturing technologies and developing marketable products have resulted in significant consolidation in the industry and are likely to lead to further consolidation in the future. Such consolidation can allow competitors of Infineon to further benefit from economies of scale, enjoy improved or more comprehensive product portfolios and increase the size of their serviceable markets. In addition, Infineon may become a target for a company looking to improve its competitive position. Any such corporate event could result in unpredictable consequences, which could have a material adverse effect on Infineon’s results of operations and financial condition. Consequently, Infineon’s competitive position may be adversely impacted by consolidation among other industry participants, who may leverage increased market share and economies of scale to improve their competitive position.

Infineon intends to continue to engage in acquisitions, joint ventures and other transactions that may complement or expand its business. Infineon may not be able to complete these transactions, and even if executed, these transactions pose significant risks and could have a negative effect on Infineon’s operations.

Infineon’s future success may be dependent on opportunities to enter into joint ventures and to buy other businesses or technologies that could complement, enhance or expand Infineon’s current business or products or that might otherwise offer Infineon growth opportunities or gains in productivity. If Infineon is unable to identify suitable targets, its growth prospects may suffer, and Infineon may not be able to realize sufficient scale advantages to compete effectively in all relevant markets. Infineon may also face competition for desirable targets from other companies in the semiconductor industry. Infineon’s ability to acquire targets may also be limited by applicable antitrust laws and other regulations in the United States, the European Union and other jurisdictions in which Infineon does business. Infineon may not be able to complete such transactions, for reasons including, but not limited to, a failure to secure financing or as a result of restrictive covenants in Infineon’s debt instruments. Any transactions that Infineon is able to identify and complete may involve a number of risks, including:

•	the diversion of Infineon’s management’s attention from Infineon’s existing business to integrate the operations and personnel of the acquired or combined business or joint venture;

•	possible negative impacts on Infineon’s operating results during the integration process; and

•	Infineon’s possible inability to achieve the intended objectives of the transaction.

Infineon may be unable to successfully integrate businesses it acquires and may be required to record charges related to the goodwill or other long-lived assets associated with the acquired businesses.

Infineon has acquired other companies, businesses and technologies from time to time. Infineon intends to continue to make acquisitions of, and investments in, other companies. Infineon faces risks resulting from the expansion of its operations through acquisitions, including the risk that Infineon might be unable to successfully integrate new businesses or teams with Infineon’s culture and strategies on a timely basis or at all. Infineon also cannot be certain that it will be able to achieve the full scope of the benefits it expects from a particular acquisition or investment. Infineon’s business, financial condition and results of operations may suffer if Infineon fails to coordinate its resources effectively to manage both its existing businesses and any businesses it acquires.

Infineon reviews the goodwill associated with its acquisitions for impairment at least once a year. Changes in Infineon’s expectations due to changes in market developments which Infineon cannot foresee have in the past resulted in Infineon writing off amounts associated with the goodwill of acquired companies, and future changes may require additional write-offs in future periods, which could have a material adverse effect on its financial results.

Infineon may not be able to protect its proprietary intellectual property and may be accused of infringing the intellectual property rights of others.

Infineon’s success depends on its ability to obtain patents, licenses and other intellectual property rights covering Infineon’s products and its design and manufacturing processes. The process of seeking patent protection can be long and expensive. Patents may not be granted on currently pending or future applications or may not be of sufficient scope or strength to provide Infineon with meaningful protection or commercial advantage. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in some countries, and Infineon’s trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons.

Competitors may also develop technologies that are protected by patents and other intellectual property rights. These technologies may therefore either be unavailable to Infineon or be made available to Infineon only on unfavorable terms and conditions. Litigation, which could require significant financial and management resources, may be necessary to enforce Infineon’s patents or other intellectual property rights or to defend against claims of infringement of intellectual property rights brought against Infineon by others. Lawsuits may have a material adverse effect on Infineon’s business. Infineon may be forced to stop producing substantially all or some of its products or to license the underlying technology upon economically unfavorable terms and conditions or Infineon may be required to pay damages for the prior use of third-party intellectual property.

Infineon’s business could suffer due to decreases in customer demand.

Infineon’s sales volume depends significantly on the market success of Infineon’s customers in developing and selling end-products that incorporate Infineon’s products. The fast pace of technological change, difficulties in the execution of individual projects, general economic conditions and other factors may limit the market success of Infineon’s customers, resulting in a decrease in the volume of demand for Infineon’s products and adversely affecting Infineon’s results of operations.

Due to the time needed to develop the final product for end customers and the time until such products are ultimately introduced to the market, Infineon may face significant and sometimes unpredictable delays between the implementation of Infineon’s products and volume ramp up. This may cause significant idle capacity costs.

The loss of one or more of Infineon’s key customers, for example, owing to a decrease in customer confidence in Infineon due to its perceived liquidity position, may adversely affect Infineon’s business.

Historically, a significant portion of Infineon’s revenue has come from a relatively small number of customers and distributors. The loss or financial failure of any significant customer or distributor, or any reduction in orders by any of Infineon’s key customers or distributors, for example, owing to a loss of customer confidence in Infineon due to its perceived liquidity position, could materially and adversely affect Infineon’s business.

Fluctuations in the mix of products sold may adversely affect Infineon’s financial results.

Infineon achieves differing gross margins across its wide range of products. Infineon’s financial results therefore depend in part on the structure of its product portfolio. Fluctuations in the mix and types of Infineon’s products may also affect the extent to which Infineon is able to recover its fixed costs and investments that are associated with a particular product, and as a result can negatively impact Infineon’s financial results.

If Infineon fails to successfully implement an optimum make-or-buy strategy, Infineon’s business could suffer from higher costs.

Infineon intends to continue to invest in leading-edge process technologies such as power, embedded flash and radio-frequency technologies. At the same time, for complementary metal-oxide-semiconductors, or CMOS, below 90-nanometers, Infineon plans to continue to share risks and expand its access to leading-edge technology through long-term strategic partnerships with other leading industry participants and by making more extensive use of manufacturing at silicon foundries. However, the decision to develop its own solutions or to cooperate with third-party suppliers could adversely affect Infineon’s results of operations if Infineon fails to achieve sufficient volume production, if market conditions for the services Infineon obtains from foundries become more expensive due to increases in worldwide demand for foundry services, or if strategic partners fail to perform properly.

Infineon’s business could suffer from problems with manufacturing.

The semiconductor industry is characterized by the introduction of new or enhanced products with short life cycles in a rapidly changing technological environment. Infineon manufactures its products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the manufacturing process can reduce yields or interrupt production, especially during rapid ramp up periods, and as a result of such problems Infineon may on occasion not be able to deliver products on time or in a cost-effective, competitive manner.

Infineon cannot foresee and prepare for every contingency. If production at a fabrication facility is interrupted, Infineon may not be able to shift production to other facilities on a timely basis or customers may purchase products from other suppliers. In either case, the loss of revenues and damage to the relationship with Infineon’s customers could be significant. Increasing production capacity to reduce exposure to potential production interruptions would increase Infineon’s fixed costs. If demand for Infineon’s products does not increase proportionally to the increase in production capacity, Infineon’s operating results could be harmed.

If Infineon’s outside foundry suppliers fail to meet Infineon’s expectations, Infineon’s results of operations and its ability to exploit growth opportunities could be adversely affected.

Infineon outsources production of some of its products to third-party suppliers, including semiconductor foundry manufacturers and assembly and test facilities, and expects that its reliance on outsourcing will increase. If Infineon’s outside suppliers are unable to satisfy Infineon’s demand, or experience manufacturing difficulties, delays or reduced yields, Infineon’s results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect Infineon’s gross profit margin if the purchase costs of these products are higher than Infineon’s own manufacturing costs. Infineon’s internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based in large part on market conditions. Prices for foundry products also vary depending on capacity utilization rates at Infineon’s suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly, negatively impacting Infineon’s results of operations.

Products that do not meet customer specifications or that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end use could impose significant costs on Infineon.

The design and production processes for Infineon’s products are highly complex. It is possible that Infineon may produce products that do not meet customer specifications, contain or are perceived to contain defects or errors, or are otherwise incompatible with their intended uses. Infineon may incur substantial costs in remedying such defects or errors, which could include material inventory write-downs. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after Infineon has shipped the products, Infineon might not only bear direct liability for providing replacements or otherwise compensating customers, but could also suffer from long-term damage to Infineon’s relationship with important customers or to Infineon’s reputation in the industry generally. This could have a material adverse effect on Infineon’s business, financial condition and results of operations.

Infineon may be adversely affected by property loss and business interruption.

Damage and loss caused by fire, natural hazards, supply shortage, or other disturbance at semiconductor facilities or within Infineon’s supply chain — at customers as well as at suppliers — can be severe. Thus, even though Infineon has constructed and operates its facilities in ways that minimize the specific risks and that enable a quick response if such event should occur, damages from such events could nonetheless be severe. Furthermore, despite Infineon’s continued expectations to invest in prevention and response measures at its facilities and to maintain property loss and business interruption insurance, any loss may exceed the amounts recoverable under Infineon’s insurance policies. As a result, any such events could have a material adverse effect on Infineon’s business, financial condition and results of operations, and any such loss may exceed the amounts recoverable under Infineon’s insurance policies.

Infineon’s business could suffer if Infineon is not able to secure the development of new technologies or if Infineon cannot keep pace with the technology development of Infineon’s competitors.

The semiconductor industry is characterized by rapid technological changes. New process technologies using smaller feature sizes and offering better performance characteristics are introduced every one to two years. The introduction of new technologies allows Infineon to increase the functions per chip while at the same time improving performance parameters, such as decreasing power consumption or increasing processing speed. In addition, the reduction of feature sizes allows Infineon to produce smaller chips offering the same functionality and thereby considerably reduce the costs per function. In order to remain competitive, it is essential that Infineon secures the capabilities to develop and qualify new technologies for the manufacturing of new products. If Infineon is unable to develop and qualify new technologies and products, or if Infineon devotes resources to the pursuit of technologies or products that fail to be accepted in the marketplace or that fail to be commercially viable, Infineon’s business may suffer.

Infineon relies on strategic partners and other third parties, and Infineon’s business could be harmed if they fail to perform as expected or relationships with them were to be terminated.

As part of Infineon’s strategy, Infineon has entered into a number of long-term strategic alliances with leading industry participants, both to manufacture semiconductors and to develop new manufacturing process technologies and products. If Infineon’s strategic partners encounter financial difficulty or change their business strategies, they may no longer be able or willing to participate in these alliances. Some of the agreements governing Infineon’s strategic alliances allow Infineon’s partners to terminate the agreement if the Company’s equity ownership changes so that a third party gains control of the Company or of a significant portion of the Company’s shares. Infineon’s business could be harmed if any of Infineon’s strategic partners were to discontinue Infineon’s participation in a strategic alliance or if the alliance were otherwise terminated. To the extent Infineon relies on alliances and third-party design and/or manufacturing relationships, Infineon faces the risks of:

•	reduced control over delivery schedules and product costs;

•	manufacturing costs that are higher than anticipated;

•	the inability of Infineon’s manufacturing partners to develop manufacturing methods appropriate for Infineon’s products and their unwillingness to devote adequate capacity to produce Infineon’s products;

•	a decline in product reliability;

•	an inability to maintain continuing relationships with Infineon’s suppliers; and

•	limited ability to meet customer demand when faced with product shortages.

If any of these risks materialize, Infineon could experience an interruption in its supply chain or an increase in costs, which could delay or decrease Infineon’s revenues or adversely affect Infineon’s business, financial condition and results of operations.

New business is often subject to a competitive selection process that can be lengthy and uncertain and that requires Infineon to incur significant expenses in advance. Even if Infineon wins and begins a product design, a customer may decide to cancel or change Infineon’s product plans, which could cause Infineon to generate no sales from a product and adversely affect Infineon’s results of operations.

In several of Infineon’s business areas, Infineon focuses on winning competitive bid selection processes, known as “design wins”, to develop products for use in Infineon’s customers’ products. These selection processes can be lengthy and can require Infineon to incur significant design and development expenditures. Infineon may not win the competitive selection process and may never generate any revenues despite incurring significant design and development expenditures.

If Infineon wins a product design and receives corresponding orders from its customers, Infineon may experience delays in generating revenues from its products as a result of the lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect Infineon’s financial results, as Infineon may have incurred significant expenses and generated no revenues. Finally, if Infineon’s customers fail to successfully market and sell their products, Infineon’s results of operations could be materially adversely affected as the demand for Infineon’s products falls.

Infineon relies on a limited number of suppliers of manufacturing equipment and materials and could suffer shortages if these suppliers were to interrupt supply or increase their prices.

Infineon’s manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. Infineon purchases equipment and materials from a number of suppliers on a just-in-time basis. From time to time, suppliers may extend lead times, limit supply to Infineon or increase prices due to capacity constraints or other factors. Because the equipment that Infineon purchases is complex, it is difficult for Infineon to substitute one supplier for another or one piece of equipment for another. Some materials are only available from a limited number of suppliers. Although Infineon believes that supplies of the materials Infineon uses are currently adequate, shortages could occur in critical materials, such as silicon wafers or specialized chemicals used in production, due to interruption of supply or increased industry demand. Infineon’s results of operations would be hurt if Infineon were not able to obtain adequate supplies of quality equipment or materials in a timely manner or if there were significant increases in the costs of equipment or materials.

Infineon may be adversely affected by rising raw material prices.

Infineon is exposed to fluctuations in raw material prices. In the recent past, gold, copper and petroleum-based organic polymer prices in particular have fluctuated on a worldwide basis. If Infineon is not able to compensate for or pass on its increased costs to customers, such price increases could have a material adverse impact on Infineon’s financial results.

Infineon’s business could suffer if Infineon is unable to secure dependable power supplies at reasonable cost.

Infineon’s business requires reliable electrical power at reasonable cost and may be adversely affected by power shortages due to disruptions in supply, as well as by increases in market prices for fuel or electricity.

Infineon’s operations rely on complex information technology systems and networks, and any disruptions in such systems or networks could have a material adverse impact on Infineon’s business and results of operations.

Infineon relies heavily on information technology systems and networks to support business processes as well as internal and external communications. These systems and networks are potentially vulnerable to damage or interruption from a variety of sources. However, despite precautions taken by Infineon to manage its risks related to system and network disruptions, including the use of multiple suppliers, an extended outage in a telecommunications network utilized by Infineon’s systems or a similar event could lead to an extended unanticipated interruption of Infineon’s systems or networks, which could have an adverse effect on Infineon’s business. Furthermore, any data leaks resulting from information technology security breaches despite use of sophisticated information technology security to protect its highly confidential information could adversely affect Infineon’s business operations or reputation.

Infineon has recorded significant reorganization and impairment charges in the past and may do so again in the future, which could materially adversely affect Infineon’s business.

In the past, Infineon has recorded restructuring and asset impairment charges relating to Infineon’s efforts to consolidate and refocus its business. For example, for the 2008 fiscal year and the six months ended March 31, 2009, Infineon recorded €325 million and €7 million, respectively, in such charges. As Infineon responds to continuing rapid change in the semiconductor industry in order to remain competitive, Infineon may incur additional employee termination, restructuring and asset impairment charges in the future.

In addition, Infineon tests its long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that its carrying value may not be recoverable. Given the fact that Infineon’s market capitalization has in recent periods occasionally been less than its book value, Infineon conducted such an impairment analysis as of March 31, 2009. Infineon believes that the substantial decrease in its market value in recent periods was largely due to factors which do not impact the fair value of its cash generating units to the same extent, and therefore concluded that long-lived assets were not impaired as of such date. Infineon will continue to review its long-lived assets for potential impairment, and may in the future be required to record charges in that regard.

Charges related to employee termination, restructuring and asset impairments may have a material adverse effect on Infineon’s business, financial condition and results of operations, especially in the periods in which such charges are recorded.

Infineon’s business could suffer if third-party service providers fail to perform as expected.

The Company has outsourced a number of business functions and processes, including some of its IT-services, which may comprise the usual risks of such outsourcing in case a service provider encounters difficulties providing the required services. For example, if a service provider is not able to provide the agreed services, the Company may not be able to replace such service provider on short notice, which may have an adverse effect on the Company’s business.

Infineon’s success depends on its ability to recruit and retain sufficient qualified key personnel.

Infineon’s success depends significantly on the recruitment and retention of highly skilled personnel, particularly in the areas of R&D, marketing, production management and general management. The competition for such highly skilled employees is intense and the loss of the services of key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on Infineon. Infineon can provide no assurance that it will be able to successfully retain and/or recruit the key personnel Infineon requires.

Reductions in government subsidies or demands for repayment of such subsidies could increase Infineon’s reported expenses or limit its ability to fund capital expenditures.

Infineon’s reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, Infineon has received, and expects to continue to receive, subsidies for investment projects as well as for R&D projects. Infineon recognized governmental subsidies as a reduction of R&D expenses and cost of sales in an aggregate amount of €110 million in the 2007 fiscal year, €84 million in the 2008 fiscal year and €36 million in the six months ended March 31, 2009.

As the general availability of government funding is outside Infineon’s control, Infineon can provide no assurance that it will continue to benefit from such support, that sufficient alternative funding would be available if necessary or that any such alternative funding would be provided on terms as favorable to Infineon as those Infineon currently receives. In addition, if certain conditions are not met or certain events occur, Infineon may have to repay the government subsidies that it has already received.

The application for and implementation of such subsidies often involves compliance with extensive regulatory requirements, including, in the case of subsidies to be granted within the European Union, notification to the European Commission of the contemplated grant prior to disbursement. In particular, establishment of compliance with project-related ceilings on aggregate subsidies defined under European Union law often involves highly complex economic evaluations. If Infineon fails to meet applicable requirements, Infineon may not be able to receive the relevant subsidies or may be obliged to repay current or future subsidies, which could have a material adverse effect on Infineon’s business.

The terms of certain of the subsidies Infineon has received impose conditions that may limit Infineon’s flexibility to utilize subsidized facilities as Infineon deems appropriate, to divert equipment to other facilities, to reduce employment at the site, or to use related intellectual property outside the European Union. This could impair Infineon’s ability to operate its business in the manner Infineon believes to be most cost effective.

Infineon’s operating results fluctuate significantly from quarter to quarter, and as a result Infineon may fail to meet the expectations of securities analysts and investors, which could cause the Company’s stock price to decline.

Infineon’s operating results have fluctuated significantly from quarter to quarter in the past and are likely to continue to do so due to a number of factors, many of which are not within Infineon’s control. If Infineon’s operating results do not meet the expectations of securities analysts or investors, the market price of the Company’s shares will likely decline. Infineon’s reported results can be affected by numerous factors, including:

•	the overall cyclicality of, and changing economic and market conditions in, the semiconductor industry, as well as seasonality in sales of consumer products in which Infineon’s products are incorporated;

•	Infineon’s ability to scale its operations in response to changes in demand for Infineon’s existing products and services or demand for new products requested by Infineon’s customers;

•	intellectual property disputes, customer indemnification claims and other types of litigation risks;

•	the gain or loss of a key customer, design win or order;

•	the timing, rescheduling or cancellation of significant customer orders and Infineon’s ability, as well as the ability of Infineon’s customers, to manage inventory;

•	changes in accounting rules;

•	Infineon’s success in implementing cost reductions measures;

•	the length of particular product development cycles; and

•	liabilities arising as a result of Qimonda’s insolvency.

Due to the foregoing factors and the other risks discussed in this Prospectus, investors should not rely on quarter-to-quarter comparisons of Infineon’s operating results as an indicator of future performance.

Infineon’s results of operations and financial condition can be adversely impacted by changes in exchange rates.

Infineon’s results of operations can be negatively affected by changes in exchange rates, particularly between the euro and the U.S. dollar or the Japanese yen. In addition, the balance sheet impact of currency translation adjustments has been, and may continue to be, material. Furthermore, while Infineon operates in an industry with prices primarily denominated in U.S. dollars and therefore receives a large proportion of its revenues in U.S. dollars, a large proportion of its expenses are in euro and it also reports its financial results in euro, which is its operational currency. As a result, Infineon’s financial results can be significantly negatively affected by exchange rate fluctuations of the U.S. dollar against the euro.

If Infineon fails to maintain effective internal controls, Infineon may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on the Company’s business or share price.

Effective internal controls are necessary for Infineon to provide reasonable assurance with respect to Infineon’s financial reports and to effectively prevent financial fraud. Pursuant to the Sarbanes Oxley Act, Infineon is required to periodically evaluate the effectiveness of the design and operation of Infineon’s internal controls. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls, or fraud. If Infineon fails to maintain an effective system of internal controls, Infineon’s business and operating results could be harmed, and Infineon could fail to meet its reporting obligations, which could have a material adverse effect on the Company’s business and the Company’s share price.

Infineon is exposed to various tax risks, and several factors could have an adverse effect on the tax burden of Infineon.

Infineon’s German and foreign tax returns are periodically examined by tax authorities, and several entities of the consolidated group are currently subject to such an examination. The most recent finalized corporate income, trade and sales tax audit of Infineon Technologies AG and its German subsidiaries covered the 1999 through 2001 fiscal years; for the 2002 through 2005 fiscal years a tax audit has started.

Given the considerable amount of available tax losses incurred by the Company, additional tax assessments at Company level should not trigger substantial tax charges, if any. Infineon regularly assesses the adequacy of its domestic and foreign tax provisions in light of new evidence and makes adjustments to the extent necessary. Due to the complexities in tax laws and their interpretation by the tax authorities there can be no assurance that the outcome of German and foreign tax audits will not differ from these estimates, that is, additional tax charges imposed by the tax authorities may exceed taxes accrued for as liabilities or provisions and may require additional liquidity.

In case of changes in the shareholders’ structure of the Company there is a risk that its tax losses, tax loss carry-forwards and interest carry-forwards may be eliminated entirely or in part. Such elimination in whole or in part may, in particular, result from a direct or indirect acquisition of shares (e.g. straight acquisition, capital increase) of more than 50 percent or of more than 25 percent up to 50 percent respectively, by an individual shareholder, a related party, or a defined group of shareholders within a five-year period (see Section 8c of the German Corporate Income Tax Act (Körperschaftsteuergesetz)). If, therefore, under the Backstop Arrangement the Backstop Investor acquired Investment Shares representing more than 25 percent of the shares in the Company, an according amount of tax losses, tax loss carry-forwards and interest carry-forwards may be eliminated. The elimination of the tax loss carry-forwards would have a non-cash effect in the consolidated financial statements of Infineon Technologies AG as a consequence of the derecognition of deferred tax assets relating to those tax loss carry-forwards. In addition, the tax burden in Germany for future tax assessment periods could increase as respective tax losses, tax loss carry-forwards or interest carry-forwards would no longer be available to offset future taxable income.

Furthermore, future changes of the tax laws in Germany or other jurisdictions relevant for Infineon could increase the tax burden of Infineon. This as well as the above mentioned risks could have a material adverse effect on cash flows, financial condition and results of operations of Infineon.

Infineon’s deferred tax assets are subject to regular reassessment, which may result in additional valuation allowances.

Infineon recognized deferred tax assets in a total amount of €400 million as of September 30, 2008. The realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. A change of the estimated amounts and character of future income may require additional valuation allowances.

Environmental laws and regulations may expose Infineon to liability and increase Infineon’s costs.

Infineon’s operations are subject to many environmental laws and regulations wherever Infineon operates, governing, among other things, air and noise emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground water contamination.

An EU Directive imposes a “take-back” obligation on manufacturers to finance the collection, recovery and disposal of electrical and electronic equipment. Because of unclear statutory definitions and interpretations in individual member states, as well as ongoing discussions on national implementing measures, Infineon is unable at this time to determine in detail the consequences of this directive for Infineon. Additional European legislation restricts the use of lead and other hazardous substances in electrical and electronic equipment from July 2006. Both Directives are under revision and their possible impacts currently cannot be determined in detail. A further EU Directive restricts the use of hazardous substances in automotive vehicles. Because the Directive has been changed and further revision is foreseen, the future impact on Infineon cannot currently be determined in detail.

Another Directive describes eco-design requirements for energy-using products, including information requirements for components and sub-assemblies. Furthermore the European regulatory framework for chemicals, called REACH, deals with the registration, evaluation, authorization and restriction of chemicals. This legislation may complicate Infineon’s research and development activities and may require Infineon to change certain of its manufacturing processes to utilize more costly materials or to incur substantial additional costs. In addition, pursuant to the EU Directive on environmental liability with regard to the prevention and remedying of environmental damage, Infineon could face increased environmental liability, which may result in higher costs and potential damage claims.

In addition, the Chinese government restricts the use of lead and other hazardous substances in electronic products. Because neither all implementing measures nor the key product catalogue are in place, the consequences for Infineon cannot currently be determined in detail. Similar regulations or substance bans are being proposed or implemented in various countries of the world. Infineon is not able at this time to estimate the amount of additional costs that Infineon may incur in connection with these regulations.

There is a risk that Infineon may become the subject of environmental, health or safety liabilities or litigation. Environmental, health, and safety claims or the failure to comply with current or future regulations could result in the assessment of damages or imposition of fines against Infineon, suspension of production or a cessation of operations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law or new information regarding environmental conditions or other events, and those expenditures could adversely affect Infineon’s business or financial condition. As with other companies engaged in similar activities, Infineon faces inherent risks of environmental liability in its current and historical manufacturing locations. Costs associated with future additional environmental compliance or remediation obligations could adversely affect Infineon’s business.

Infineon may face significant liabilities as a result of the insolvency of Qimonda.

As a result of the commencement of insolvency proceedings by Qimonda, Infineon is exposed to potential liabilities arising in connection with the Qimonda business. Such potential liabilities include, among others, pending antitrust and securities law claims, potential claims for repayment of governmental subsidies, employee-related contingencies and purported unfair dismissal claims by employees of Qimonda North America. Infineon recorded aggregate provisions and allowances of €203 million as of March 31, 2009 relating to such of those liabilities which management believes are probable and can be estimated with reasonable accuracy at that time. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. In preparing its financial statements for the current and subsequent quarters, the Company will review the provisions and allowances with respect to these and any new potential liabilities to determine whether any adjustments should be made.

In addition, Infineon may be subject to claims by the insolvency administrator under German insolvency laws for repayment of certain amounts received by Infineon from Qimonda, for example, payments for intra-group services and supplies, during defined periods prior to the commencement of insolvency proceedings.

Furthermore, Infineon may lose the right to use Qimonda’s intellectual property rights under the contribution agreement between Infineon and Qimonda if and to the extent this agreement was successfully challenged by the insolvency administrator under German insolvency laws.

The insolvency of Qimonda may also subject Infineon to other claims arising in connection with certain liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities contributed to Qimonda in connection with the carve-out of the Qimonda business, as it is unlikely that Qimonda will be able to fulfill its obligation to indemnify Infineon against any such liabilities due to its insolvency.

Finally, there can be no assurance that the insolvency administrator or creditors of Qimonda will not seek to recover money from Infineon by asserting claims that Infineon cannot currently foresee. Even if a court were to dismiss or otherwise rule against such claims, defending against them could require Infineon to expend significant time, money and management attention.

Infineon might be required to repay any outstanding Exchangeable Notes due 2010 prior to their maturity date, which could materially adversely affect its financial condition.

Infineon’s outstanding Exchangeable Notes due 2010 might become repayable prior to their maturity date upon the occurrence of stated events, for example, a change of control or liquidation of all or substantially all of the assets of Qimonda or the termination of the deposit agreement relating to Qimonda’s ADR facility without a replacement agreement. In the event that the Qimonda insolvency administrator is successful in consummating a sale of all or a material portion of the business of Qimonda or its assets, or the deposit agreement is terminated without a replacement agreement, or if any part of the reorganization is deemed to trigger a repayment obligation as to the Exchangeable Notes due 2010,

Infineon could become obligated to repay such Exchangeable Notes due 2010 at par. The outstanding nominal amount of Exchangeable Notes was €48 million as of June 30, 2009. Any early repayment of the Exchangeable Notes due 2010 would require a substantial expenditure of cash and could have a material adverse effect on Infineon’s financial condition and results of operations.

A sale or closure of the ALTIS facility may result in the Company incurring material additional costs and charges.

Infineon and its joint venture partner IBM are currently involved in ongoing negotiations with strategic and financial partners regarding a divestiture of their respective shares in ALTIS, a manufacturing joint venture in France. The outcome of these negotiations cannot be predicted at this stage. In the event of a failure to reach an agreement with the potential buyers, Infineon and IBM may well have to resort to the closure of the ALTIS manufacturing facility. Either the sale or the closure of the facility may result in the Company incurring material additional costs and charges. In the event of a sale, Infineon may incur, amongst others, expenses under a wafer supply agreement that is to be concluded between the joint venture partners and the potential buyer. In the event of a closure, Infineon and IBM may incur material expenses relating to the closing. Although the exact amount of any such expenses cannot be reliably assessed as yet, such expenses could have a material adverse effect on Infineon’s results of operations and financial position.

The Wireline Communications business could be adversely impacted if the intended sale is not completed.

If the sale of the Wireline Communications business is not completed, the Wireline Communications business could be adversely impacted because of lower demand for its products due to customer uncertainty, decreased efficiency and employee attrition as a result of employee uncertainty .

Infineon may be held liable for damages in connection with the sale of the Wireline Communications business.

Under the Asset Purchase Agreement, Infineon made certain representations and warranties to Wireline Holdings and may be required to pay damages if these representations and warranties turn out to have been incorrect or if Infineon breaches its obligations under the Asset Purchase Agreement. Infineon could therefore become involved in disputes and litigation with regard to these representations and warranties and be forced to pay damages. If Infineon does not have sufficient cash to cover damages, Infineon may be forced to borrow money or to sell assets in order to procure these funds, which would reduce Infineon’s revenue or operating results. If these risks should materialize, this could have an adverse effect on Infineon’s business, operating results, or financial condition.

Infineon may face increased expenses due to the sale of the Wireline Communications business.

Certain fixed costs that are associated with the Wireline Communications business will not be transferred in connection with the Asset Purchase Agreement. If such fixed costs are not transferred to Wireline Holdings, Infineon will continue to be responsible for such expenses. Infineon will participate in certain set-up costs of Wireline Holdings that will arise in connection with the transfer of the Wireline Communications business. Furthermore, should the sale of the Wireline Communications business be completed and should Infineon not be able to either transfer, reduce or eliminate the fixed costs associated with the Wireline Communications business or should Infineon incur substantial restructuring costs associated with the sale of the Wireline Communications business, this could have a material adverse effect on Infineon’s operations or financial performance.

Infineon’s business and financial condition could be adversely affected by current or future litigation.

Infineon is a party to lawsuits in the normal course of Infineon’s business, including suits involving allegations of intellectual property infringement, product liability and breaches of contract. The results of complex legal proceedings are difficult to predict. There can be no assurance that the results of current or future legal proceedings will not materially harm Infineon’s business, reputation or brand.

Infineon records a provision for litigation risks when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Infineon maintains liability insurance for certain legal risks at levels Infineon’s management believes are appropriate and consistent with industry practice. Infineon may incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of Infineon’s operations or financial condition, and Infineon’s provisions for litigation-related losses may not be sufficient to cover its ultimate loss or expenditure. An unfavorable resolution of a particular lawsuit could have a material adverse effect on Infineon’s business, operating results, or financial condition.

Infineon is a subject of investigations in several jurisdictions in connection with pricing practices in the Dynamic Random Access Memory (“DRAM”) industry, and is a defendant in civil antitrust claims in connection with these matters.

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) in connection with its investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count relating to the price fixing of DRAM products and to pay a fine of $160 million, payable in equal annual installments through 2009.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against the Company and other DRAM suppliers in U.S. federal courts and in state courts in various U.S. states and Canadian provinces. The complaints allege violations of U.S. federal and state or Canadian antitrust and competition laws and seek treble damages in unspecified amounts, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct on behalf of the plaintiffs. In July 2006, the state attorney generals of a number of U.S. states filed actions against the Company and other DRAM suppliers in U.S. federal courts. The claims involve allegations of DRAM price fixing and artificial price inflation and seek to recover three times actual damages and other relief.

In April 2003, the Company received a request for information regarding DRAM industry practices from the European Commission and in May 2004 the Company received a notice of a formal inquiry into alleged DRAM industry competition law violations from the Canadian Competition Bureau. The Company is cooperating with the European Commission and the Canadian Competition Bureau in their inquiries.

An adverse final resolution of the matters described above could result in significant financial liability to, and other adverse effects upon, the Company which would have a material adverse effect on Infineon’s business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, Infineon could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on Infineon’s results of operations, financial condition and cash flow.

Purported class action lawsuits have been filed against Infineon alleging securities fraud.

Following the Company’s announcement in September 2004 of its agreement to plead guilty in connection with the DOJ’s antitrust investigation and to pay a fine of $160 million, several purported securities class action lawsuits have been brought against the Company in U.S. district courts. The lawsuits were consolidated into one complaint that is pending at the U.S. District Court for the Northern District of California. Plaintiffs allege violations of the U.S. securities laws and assert among other things that the Company made materially false and misleading public statements about its historical and projected financial results as well as competitive position and manipulated the price of its securities, thereby injuring its shareholders. Although the Company is defending against these suits vigorously, a significant settlement or negative outcome at trial could have a material adverse effect on Infineon’s financial results.

Infineon is the subject of an investigation by the European Commission in connection with alleged violations of competition laws in the Chip Card & Security segment.

In October 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security segment for alleged violations of competition laws. This investigation is in the very early stages. The Company is assessing this situation and will continue to monitor the investigation carefully. If the European Commission were to find that the Company’s Chip Card & Security segment violated European Union competition laws, the fines and penalties that would likely be imposed on the Company could be substantial and would be expected to have a material adverse effect on Infineon’s business, operations and financial condition.

Infineon might be faced with product liability or warranty claims.

Despite Infineon’s current efforts, defects may occur in Infineon’s products. The occurrence of defects, particularly in consumer areas and areas in which personal injury could result, such as Infineon’s automotive division, could give rise to warranty claims or to liability for damages caused by such defects. Infineon could also incur consequential damages and experience limited acceptance of Infineon’s products in the market. In addition, customers have from time to time notified Infineon of potential contractual warranty claims in respect of products that Infineon supplied, and are likely to do so in the future. These matters could have a material adverse effect on Infineon’s business and financial condition.

Risks Related to the New Shares and Risks Related to the Offering

The Backstop Investor may influence Infineon’s business activities and may be in a position to control the outcome of certain matters submitted to the Company’s shareholders.

The Backstop Investor has agreed to acquire the Investment Shares at the Subscription Price, but not more than the Maximum Investment Amount, representing 30 percent minus one share in the Company’s share capital and voting rights post execution of the Offering, subject to the terms and conditions of the investment agreement entered into between the Company and the Backstop Investor. Based on the historical numbers of votes present at the Company’s general meetings during 2006 through 2009, a shareholding interest of 30 percent minus one share in the Company’s share capital and voting rights may provide the Backstop Investor with a blocking minority with respect to important decisions of the Company, that is, those requiring a qualified majority. Such decisions include, but are not limited to, certain corporate actions (such as capital increases excluding shareholders’ subscription rights) and certain reorganization measures. Moreover, this interest may provide the Backstop Investor, either alone or in cooperation with other major shareholders, with a majority of those votes present at the Company’s general meeting. In that case, the Backstop Investor would be in a position to have resolutions passed by a simple majority. This would enable the Backstop Investor to exert considerable influence in the Company’s general meeting and therefore also on decisions submitted for the vote of the general meeting (for example, regarding the composition of the Supervisory Board or the amount of dividends).

Through a blocking minority or any majority presence, the Backstop Investor may also be able to exert influence on the corporate policies of Infineon Technologies AG and such influence could conflict with the Company’s interests and/or those of the Company’s other shareholders.

Sales of a large volume of shares in the Company by major shareholders could cause significant downward pressure on the Company’s share price.

The price of the Company’s shares could decline significantly if one or more of the Company’s major shareholders, including Dodge & Cox International Stock Fund, Merrill Lynch International, Capital Group International Inc., Templeton Investment Counsel LLC, FMR LLC, Platinum International Fund, Odey Asset Management LLP, Platinum Investment Management Limited, Brandes Investment Partners L.P., and the Backstop Investor or other holders of a significant percentage of the Company’s shares were to sell a large volume of their shares. Provided that the Backstop Investor acquires a stake of at least 15 percent of the shares and the voting rights in the Company, the Backstop Investor may become a major shareholder and undertakes not to sell, transfer, pledge, encumber or otherwise dispose of (verfügen über) (including the granting of any option over or the creation of any form of trust relationship in respect of) any Investment Shares, not to enter into any agreement or transaction in respect of any voting rights or other rights attached to Investment Shares, not to enter into any transaction (including derivative transactions) and not to carry out any other action that would be the economic equivalent of any of the above for a period of 12 months following the date of acquisition of the Investment Shares, without the consent of the Company’s management board (the “Backstop Investor Lock-up”). This undertaking does not apply to the sale and/or transfer of Investment Shares (i) to an affiliated company of the Backstop Investor pursuant to sections 15 et seq. of the German Stock Corporation Act, (ii) of up to 10 percent of the Investment Shares to co-investors until October 31, 2009, (iii) in connection with a mandatory public takeover offer (Pflichtangebot) of a third party under the German Act on the Acquisition of Securities and on Takeovers (WpÜG), (iv) in connection with a voluntary public takeover offer of a third party under the German Act on the Acquisition of Securities and on Takeovers, (v) in connection with a merger or other business combination of the Company with a third party, (vi) in connection with a share buy-back by the Company, and (vii) in such quantity to be able to self-fund (net of transaction fees and expenses) the issuance price resulting from the exercise of subscription rights in connection with a rights offering for shares by the

Company. The Backstop Investor will consult with the management board of the Company before transferring any Investment Shares in connection with any public takeover offer.

However, the Backstop Investor’s obligation with regard to the Backstop Investor Lock-up will automatically terminate if during the period of 12 months following the date of acquisition of the Investment Shares one of the following occurs: (i) at any time, a person other than a person proposed by the Backstop Investor becomes the chairman of the Supervisory Board, or (ii) Mr. Gernot Löhr is not appointed as member of the Supervisory Board by the competent court within 10 business days after the date on which such filing had to be made, or (iii) at any time, less than two persons proposed by the Backstop Investor are members of the Supervisory Board, provided that in each case, the situation has not been remedied within 30 days after the later of the occurrence of the relevant event or receipt by the Company from the Backstop Investor of a nomination of alternative eligible Investor’s nominee(s). The Backstop Investor’s obligation with regard to the Backstop Investor Lock-up will further automatically terminate if any of the following occurs: (i) the reduction of the maximum number of Supervisory Board members from sixteen to twelve persons has not become effective by the date of the next ordinary shareholders’ meeting relating to the 2008/2009 fiscal year in 2010; or (ii) not all governmental or regulatory clearances which are required for an acquisition by the Investor of the Maximum Investment Amount have been granted by October 1, 2009. There is no assurance that the major shareholders will continue to hold their shares in the Company. Moreover, a decline in the price of the Company’s shares resulting from sales by one or more major shareholders could make it more difficult for the Company to issue new shares at a time and price the Company’s management board (the “Management Board”) deems reasonable.

The Company’s share price is subject to risks associated with market-price fluctuations.

Regardless of a potential sale of shares by major shareholders of the Company, the price of the Company’s shares could vary considerably, especially because of fluctuations in actual or forecast results of operations, changes in profit forecasts or the non-fulfillment of securities analysts’ profit expectations, changes in general economic conditions, or other factors. The general volatility of share prices, which has increased considerably over the course of the worsening credit crisis in the financial market in 2008 and 2009, could also put pressure on the price of the Company’s shares without this being directly related to Infineon’s business activities, cash flow, financial condition, results of operations, or business outlook. Furthermore, the possibility exists that hedge funds having short-term investment goals have already acquired, or will acquire, large blocks of shares, which would enable such funds to deliberately affect the Company’s share price.

The Company’s share price is subject to risks relating to securities transactions engaged by the Backstop Investor and/or its affiliates.

The Backstop Investor may — from time to time — purchase or sell shares, options, subscription rights or enter into and withdraw from various derivative transactions with respect to the shares of the Company, provided that the Backstop Investor may not, until the end of the Subscription Period, buy shares of the Company or other instruments that lead to an attribution of voting rights pursuant to the rules of the German Securities Trading Act. In addition, after expiry of the Subscription Period until the settlement of the Investment Shares, if any, the Backstop Investor may not establish a participation in the equity capital or voting rights of the Company if such acquisition, together with the Investment Shares finally subscribed for by the Investor, would, pursuant to the rules of the German Securities Trading Act, result in the Investor’s participation exceeding the Maximum Investment Amount. Any purchase or sale by the Backstop Investor and/or its affiliates could have an increasing or decreasing effect on the value of any such rights or the shares before, during or after the Subscription Period.

The investments of shareholders who fail to participate in this Offering may be diluted considerably.

Subscription Rights that have not been exercised by August 3, 2009 will become void and worthless. If a shareholder fails to exercise his Subscription Rights during the Subscription Period, his proportional investment in the Company may decrease, with the exact amount of such dilution depending on the total amount of subscribed New Shares. If a shareholder fails to sell any unexercised Subscription Rights during the Rights Trading Period, the shareholder will receive no economic value for the unexercised and unsold Subscription Rights.

Trading in Subscription Rights is expected to not develop and the value of Subscription Rights may decline.

Infineon and the Underwriters will not initiate trading of the Subscription Rights (ISIN DE000A0Z2227 / German Securities Code (WKN) A0Z222) on the regulated market of the Frankfurt Stock Exchange or any other German stock exchange. Accordingly, Subscription Rights cannot be purchased or sold on the regulated market of such a stock exchange. However, Subscription Rights are transferable and may be traded over the counter. There is no guarantee that shareholders will be able to trade in Subscription Rights. As a consequence, there can be no assurance that shareholders will be able to realize the inherent value of their Subscription Rights by selling their Subscription Rights and, thus, might suffer a significant loss upon expiration of the Subscription Period.

Furthermore, the value of the Subscription Rights depends largely on the price of the Company’s shares. Therefore, a significant decline in the price of the Company’s shares could also adversely affect the value of the Subscription Rights.

The Underwriters may withdraw from the Underwriting Agreement.

Pursuant to the Underwriting Agreement, the Underwriters have agreed to the following: (i) to offer the New Shares to the shareholders of Infineon, (ii) to subscribe for the New Shares and (iii) to allot to the shareholders the shares subscribed in accordance with the exercise of their Subscription Rights after the registration of the capital increase in the Commercial Register. The Underwriters plan to subscribe for the New Shares pursuant to the Underwriting Agreement. The Underwriters can, under certain conditions, terminate the Underwriting Agreement until such time as the New Shares have been delivered. If the Underwriting Agreement is terminated, the Offering expires and the Subscription Rights become void or worthless. Even investors who have acquired Subscription Rights in the secondary market will then suffer a corresponding loss since transactions involving Subscription Rights in connection with a termination of the Offering will not be reversed.

Future corporate actions could result in a further material dilution of shareholders’ investments in the Company.

To finance the Company’s business activities and growth, as well as its continuing and future obligations, the Company may require additional capital in the future. The issuance of additional new shares or convertible notes or notes with warrants would cause further dilution of the proportionate holdings of the Company’s existing shareholders. Moreover, the acquisition of other enterprises or equity investments in companies in exchange for new shares to be issued by the Company and the exercise of stock options by the Company’s employees could result in further dilution.

GENERAL INFORMATION

Responsibility for the Contents of this Prospectus

Infineon Technologies AG (“Infineon Technologies AG” or the “Company” and, together with its subsidiaries, the “Group” or “Infineon”), with its registered office in Neubiberg, Germany, Credit Suisse, Deutsche Bank, Merrill Lynch, and Citi, assume responsibility for the content of this Prospectus, pursuant to Section 5(4) of the German Securities Prospectus Act (Wertpapierprospektgesetz), and declare that the information contained in this Prospectus is, to their knowledge, in accordance with the facts and contains no omission likely to affect its import, and that they have taken all reasonable care to ensure that the information contained in this Prospectus is, to their knowledge, in accordance with the facts and contains no omission likely to affect its import. Notwithstanding Section 16 of the German Securities Prospectus Act, neither the Company, nor the Underwriters, are required by law to update this Prospectus.

Documents Available for Inspection

For as long as this Prospectus is valid, the following documents, or copies thereof, may be inspected during regular business hours at Infineon’s offices at Am Campeon 1-12, 85579 Neubiberg, Germany:

•	Infineon’s articles of association (“Articles of Association”), as amended to date;

•	the unaudited condensed consolidated financial statements (prepared in accordance with International Financial Reporting Standards (“IFRS”)) of Infineon Technologies AG as of and for the three and six months ended March 31, 2009 (with comparative figures as of and for the six months ended March 31, 2008);

•	the audited consolidated financial statements (prepared in accordance with IFRS) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007);

•	the audited consolidated financial statements (prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”)) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2007 (with comparative figures as of and for the fiscal years ended September 30, 2005 and 2006);

•	the audited consolidated financial statements (prepared in accordance with U.S. GAAP) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2006 (with comparative figures as of and for the fiscal years ended September 30, 2004 and 2005); and

•	the audited stand-alone financial statements (prepared in accordance with HGB) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007).

The aforementioned documents will also be available in electronic form for 12 months after publication of the Prospectus at www.infineon.com.

Future annual reports and interim reports of the Company will also be available at the Company as well as in electronic form on the aforementioned website.

Subject Matter of this Prospectus

For purposes of the Offering, the subject matter of this Prospectus are up to 337,000,000 new ordinary registered shares with no par value, each representing a notional amount of €2.00 of the Company’s issued share capital, with full dividend entitlement for the full fiscal year ending September 30, 2009, from the capital increase against cash contributions from authorized capital with subscription rights resolved by the Management Board on July 9 with the approval of the Supervisory Board on July 9 (the “New Shares”).

For purposes of the admission to the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange and to the sub-segment of the regulated market segment with further post-admission obligations of the Frankfurt Stock Exchange (Prime Standard), the subject matter of this Prospectus are the New Shares and 74,942,528 ordinary registered shares with no par value, each representing a notional amount of €2.00 of the Company’s issued share capital, with full dividend entitlement as of the beginning of the fiscal year in which the conversion right is exercised, from the conditional capital to service the conversion rights of the €195,600,000 7.5% guaranteed subordinated convertible note due 2014 issued by Infineon Technologies Holding B.V. (the “New Convertible Note due 2014”) (the “Conversion Shares”, and, together with the New Shares, the “Admission Shares”). The Admission Shares are subject to German law.

Presentation of Financial Information

For periods beginning October 1, 2008, Infineon has prepared its financial statements in accordance with IFRS issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”) and additionally with the requirements set forth in Section 315a(1) of the German Commercial Code (Handelsgesetzbuch). In connection with Infineon’s transition to IFRS, Infineon has prepared financial statements for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007) in accordance with IFRS.

For periods prior to October 1, 2008, Infineon prepared its financial statements in accordance with U.S. GAAP. In addition to the IFRS consolidated financial statements for the fiscal year ended September 30, 2008, Infineon issued consolidated financial statements in accordance with U.S. GAAP as of and for the fiscal year ended as of September 30, 2008 since U.S. GAAP were considered the primary accounting principles for that period. The consolidated financial statements in accordance with U.S. GAAP for the fiscal year ended September 30, 2008, have not been included in this Prospectus. The consolidated financial statements in accordance with U.S. GAAP for the fiscal year ended September 30, 2007 (with comparative figures as of and for the fiscal years ended September 30, 2005 and 2006) appear in this Prospectus beginning on page F-88. The consolidated financial statements in accordance with U.S. GAAP for the fiscal year ended September 30, 2006 (with comparative figures as of and for the fiscal years ended September 30, 2004 and 2005) appear in this Prospectus beginning on page F-161.

Beginning with the first quarter of the 2009 fiscal year, IFRS serves as the Company’s primary accounting principles. Commencing in the 2009 fiscal year, the Company prepares its consolidated financial statements exclusively on the basis of IFRS. Note 4 to Infineon’s consolidated financial statements for the fiscal year ended September 30, 2008 prepared in accordance with IFRS, describes the decisions made for the retrospective application of IFRS (reproduced starting on page F-4); it also explains the impact of the adjustments made in changing over the accounting from U.S. GAAP to IFRS, the reconciliation of Infineon’s equity as of October 1, 2006, September 30, 2007 and September 30, 2008, respectively, and the conversion of Infineon’s net loss for the fiscal years ended September 30, 2007 and 2008 from U.S. GAAP to IFRS.

Information on Infineon’s Operating Segments

Effective October 1, 2008, Infineon reorganized its main business into five operating segments, Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009. Beginning October 1, 2008, the Management Board uses the financial measure Segment Result to assess the operating performance of Infineon’s reportable segments and as a basis for allocating resources among the segments. In the “Selected Consolidated Financial and Operating Information prepared in accordance with IFRS” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this Prospectus, the data relating to the segments’ results of operations for the fiscal years ended September 30, 2007 and 2008, prepared in accordance with IFRS, have been reclassified to be consistent with the revised reporting structure and presentation.

In Infineon’s consolidated financial statements for the 2008 fiscal year prepared in accordance with IFRS, the results of Qimonda were reported as discontinued operations in Infineon’s consolidated statements of operations and as of September 30, 2008, the assets and liabilities of Qimonda were classified as held for disposal in the consolidated balance sheet.

Effective as of May 1, 2006 through September 30, 2008, Infineon was organized in three major operating segments, two of which were application focused: Automotive, Industrial & Multimarket and Communication Solutions; and one of which was product focused: Qimonda. These operating segments are reflected in Infineon’s consolidated financial statements for the fiscal year ended September 30, 2006 and 2007, prepared in accordance with U.S. GAAP.

Forward-Looking Statements

This Prospectus contains certain forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts and events. This applies, in particular, to statements in this Prospectus containing information on future earning capacity, plans and expectations regarding Infineon’s business and management, Infineon’s growth and profitability, and general economic and regulatory conditions and other factors that affect it.

Forward-looking statements in this Prospectus are based on current estimates and assumptions that Infineon makes to the best of the Company’s present knowledge. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results, including Infineon’s financial condition and results of operations, to differ materially from and be worse than the results that Infineon has expressly or implicitly assumed or described in these forward-looking statements. Infineon’s business is also subject to a number of risks and uncertainties that could cause a forward-looking statement, estimate or prediction in this Prospectus to become inaccurate. Accordingly, investors are strongly advised to read the following sections of this Prospectus: “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Recent Developments and Outlook.” These sections include more detailed descriptions of factors that might have an impact on Infineon’s business and the markets in which Infineon operates.

In light of these risks, uncertainties and assumptions, future events described in this Prospectus may not occur, and forward-looking estimates and forecasts derived from third-party studies that have been reproduced in this Prospectus may prove to be inaccurate. See “ — Presentation of Sources of Market Data; Accounting Regulations; Additional Financial and Numerical Data.” In addition, neither the Company nor the Underwriters assume any obligation, except as required by law, to update any forward-looking statements or to conform these forward-looking statements to actual events or developments.

Currency Presentation

The amounts in this Prospectus in “EUR”, “€” or “euro” refer to the legal currency of Germany since January 1, 1999.

The amounts in this Prospectus in “$,” “U.S. dollars” or “USD” refer to the legal currency of the United States of America, in “JPY” or “Japanese yen” refer to the legal currency of Japan, in “CNY” refer to the legal currency of People’s Republic of China, and in “MYR” refer to the legal currency of Malaysia.

The following table contains information regarding the exchange rates between the U.S. dollar and the euro, between the Japanese yen and the euro, between CNY and the euro and between MYR and the euro for the periods and dates listed. These exchange rates are based on the public exchange rates fixed daily by the European Central Bank as of the relevant period end dates and the average exchange rates calculated for the relevant periods.

	October 1, 2008	October 1, 2007	October 1, 2006	October 1, 2005
	to March 31,	to September 30,	to September 30,	to September 30,
Exchange Rate	2009	2008	2007	2006

Period end ($ to EUR)	1.3308	1.4303	1.4179	1.2660
Average ($ to EUR)	1.3096	1.5037	1.3350	1.2325
Period end (JPY to EUR)	127.6500	153.2000	159.8200	148.9900
Average (JPY to EUR)	123.3477	161.6716	157.7185	142.9495
Period end (CNY to EUR)	8.9210	9.8252	10.4533	10.0971
Average (CNY to EUR)	8.9556	10.6653	10.2619	9.8750
Period end (MYR to EUR)	4.7949	4.9461	4.8249	4.6724
Average (MYR to EUR)	4.7006	4.9401	4.6607	4.5567

Presentation of Sources of Market Data; Accounting Regulations; Additional Financial and Numerical Data

This Prospectus contains or refers to numerical data, market data, analyst reports, and other publicly available information about Infineon’s industry and estimates that Infineon has made based largely on published market data or on numerical data derived from publicly available sources including data prepared or reported by Gartner Inc. and its unit Dataquest Inc. (together “Gartner Dataquest”), Frost & Sullivan, IMS Research, Strategy Analytics, Inc. (“Strategy Analytics”), and World Semiconductor Trade Statistics (“WSTS”). To the extent Infineon’s estimates are based on information that is not available from publicly available sources, Infineon has prepared these estimates with due care and has taken into consideration the relevant information in a neutral manner. Any information in this Prospectus that Infineon has derived from publicly available sources or that it has otherwise derived from third-party sources has been accurately reproduced with reference to the respective source. To the best of Infineon’s knowledge, and to the extent that Infineon was able to determine from publicly available sources or information otherwise obtained from third parties, no facts have been omitted that would render the statements in this Prospectus false or misleading. However, investors should be aware that market studies are often based on information or assumptions that may not be accurate or appropriate, and their methodology is often inherently predictive and speculative.

Investors should also be aware that Infineon has not verified numerical data, market data, and other information from publicly available sources and assumes no liability for the correctness of numerical data, market data, and other information from publicly available sources.

Unless otherwise indicated, the financial information in this Prospectus has been prepared in accordance with IFRS that are applicable as of the relevant reporting date of the respective annual or interim financial statements.

Certain numerical data, financial information and market data in this Prospectus are subject to rounding adjustments that were carried out according to established commercial standards. As a result, the aggregate amounts in this Prospectus may not correspond in all cases to the amounts contained in the underlying sources.

REASONS FOR THE OFFERING AND USE OF PROCEEDS

The entire semiconductor industry, including Infineon, has been adversely affected by the global economic downturn and financial crisis. Infineon’s revenues declined from €1,153 million in the fourth quarter of the 2008 fiscal year to €845 million in the third quarter of the 2009 fiscal year. Infineon’s gross cash position decreased during the first nine months of the 2009 fiscal year by €12 million, from €883 million as of September 30, 2008 to €871 million as of June 30, 2009. Included in this decline in the gross cash position were:

•	approximately €106 million of cash outflows in connection with Infineon’s IFX10+ cost reduction program,

•	scheduled debt repayments of approximately €101 million, which included €41 million for Infineon’s syndicated loan facility, and

•	voluntary repurchases of an aggregate nominal amount of €246 million of guaranteed subordinated convertible notes due 2010 that were issued by the Company’s subsidiary Infineon Technologies Holding B.V. (“Convertible Notes due 2010”) and guaranteed subordinated exchangeable notes due 2010 that were issued by the Company’s subsidiary Infineon Technologies Investment B.V. (“Exchangeable Notes due 2010”) for an aggregate of €161 million in cash.

These outflows were partly offset by a reimbursement of €112 million by the Deposit Protection Fund of the German Private Commercial Banks (Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V.) in relation to the insolvency of Lehman Brothers Bankhaus AG and gross proceeds of €182 million from the issuance of the New Convertible Note due 2014. Despite the very significant revenue decline, Infineon generated sufficient free cash flow from operations to fund the majority of the cash outflows relating to its IFX 10+ cost reduction program.

Infineon’s management believes that it should seek to maintain a gross cash position of at least €250 to €300 million to operate the Company’s business effectively. As a result, Infineon has acted vigorously to reduce operating expenses, conserve cash and improve its balance sheet. The steps that Infineon has taken to this end include, among other things, the IFX10+ cost reduction program, debt repurchases, the issuance of the New Convertible Note due 2014 and the divestiture of the Wireline Communications business. Through its IFX 10+ cost reduction program, the Company has achieved significant cost reductions. The Company’s operating expenses for the three months ended June 30, 2009 decreased by €88 million when compared to the three months ended September 30, 2008. Company management believes that these savings are mainly due to its IFX 10+ cost reduction program. In aggregate, Infineon is targeting total cost reductions from this program of €600 million for the 2009 fiscal year when compared to Infineon’s total costs in the 2008 fiscal year, some of which are temporary in nature.

In addition, on July 7, 2009, the Company entered into an asset purchase agreement with an entity affiliated with Golden Gate Private Equity, Inc. to sell its Wireline Communications business for a cash consideration of €250 million. The majority of the purchase price is payable at closing, which is expected to occur in the fall of 2009, with €20 million of the purchase price being payable 9 months after the closing date. Infineon is selling its Wireline Communications business in order to focus on the further development of its main business, its strategy and strong position in the key areas of energy efficiency, security and communications, while further improving the Company’s balance sheet and strengthening its liquidity position. See “Business — Acquisitions, Dispositions and Discontinued Operations — Sale of Wireline Communications business.”

Infineon’s management believes that the positive impact of its cost reduction and cash preservation measures will enable it to finance its ordinary business operations out of cash flows from continuing operations, despite the sharp decline in revenue levels. However, its ability to refinance certain liabilities while maintaining its target level of liquidity is a concern. The current outstanding nominal amount as of June 30, 2009 of €522 million of Convertible Notes due 2010 will become due for repayment on June 5, 2010, and the current nominal amount as of June 30, 2009 of €48 million of Exchangeable Notes due 2010 will become due for repayment on August 31, 2010. Also, Infineon is expecting other scheduled debt repayments of an aggregate of approximately €110 million through the end of September 2010, including its multi-currency revolving facility. Infineon will also incur further cash outflows in connection with its IFX10+ cost reduction program, and may incur additional expenses in connection with the insolvency of Qimonda and the resolution of its ongoing negotiations regarding ALTIS, the manufacturing joint venture between Infineon and IBM in France. Infineon is taking a number of measures, including the Offering, its cost reduction program and the sale of the Wireline Communications business, in order to meet these obligations and maintain the desired level of liquidity.

Infineon’s management believes that prior to the announcement of the Offering on July 10, 2009, the market perception factored in a degree of uncertainty as to the Company’s liquidity position, its ability to repay the Convertible Notes due 2010 and the Exchangeable Notes due 2010 as they come due and its contingent liabilities relating to Qimonda and ALTIS. Infineon’s management also believes that the successful completion of the Offering will further improve the capital markets’ confidence in Infineon’s ability to repay these notes and satisfy these contingent liabilities while maintaining a sufficient amount of liquidity, and will help market participants perceive Infineon as well placed to achieve sustainable and, ultimately improved, profitability.

The net proceeds of the Offering are expected to be up to approximately €700 million, assuming the maximum of 337 million New Shares are subscribed for and deducting estimated fees and expenses relating to the Offering of approximately €25 million. At a minimum, the net proceeds of the Offering are expected to be approximately €335 million assuming holders of Subscription Rights exercise 52 percent (which represents the minimum number of Subscription Rights which would need to be exercised so that the Backstop Investor would have no obligation to purchase New Shares) of such Subscription Rights, the Backstop Investor does not purchase any New Shares and the fees and expenses relating to the Offering amount to approximately €40 million.

Infineon believes that the successful completion of the Offering, resulting in net proceeds of between €335 to €700 million, will strengthen the Company’s capital structure. In particular, assuming Infineon is able to place all of the 337 million New Shares, it plans to use approximately €570 million to repay the Convertible Notes due 2010 and the Exchangeable Notes due 2010, of which as of June 30, 2009, €570 million were outstanding.

Infineon intends to use any net proceeds, together with available cash reserves and the proceeds of the sale of the Wireline Communications business, that exceed the amount needed to repay these notes, to strengthen its liquidity position, satisfy any contingent liabilities, and repay other indebtedness as well as to continue to invest in a very innovation driven industry and to pursue strategic opportunities in an increasingly consolidating industry.

THE OFFERING

General

The Offering relates to up to 337,000,000 new registered no par value shares of the Company. Up to 112,000,000 New Shares originate from the statutory authorized capital as stipulated in Section 4(2) of the Articles of Association (the “Authorized Capital 2007”). The establishment of the Authorized Capital 2007 was resolved upon by the general shareholders’ meeting of the Company on February 15, 2007 and registered in the commercial register of the Local Court in Munich (the “Commercial Register”) on March 28, 2007, authorizing the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 14, 2012 in one or more steps, through the issue of new registered no par value shares by up to €224,000,000 against contributions in cash or in kind. Up to 225,000,000 New Shares originate from the statutory authorized capital as stipulated in Section 4(10) of the Articles of Association (the “Authorized Capital 2009/I”), authorizing the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 11, 2014 in one or more steps, through the issue of new registered no par value shares by up to €450,000,000 against contributions in cash or in kind. The Authorized Capital 2009/I was initially resolved upon by the general shareholders’ meeting of the Company on February 12, 2009 as Authorized Capital 2009/II to be introduced as Section 4(11) of the Articles of Association. After the general shareholders’ meeting of the Company on February 12, 2009 rejected, inter alia, the establishment of the initial authorized capital 2009/I, the executive committee of the Supervisory Board resolved to amend the Articles of Association pursuant to Section 10(4) of the Articles of Association to reflect the rejection of the former authorized capital 2009/I by the Company’s general shareholders’ meeting by renumbering Authorized Capital 2009/II to the Authorized Capital 2009/I. The resolution regarding the establishment of the Authorized Capital 2009/I, as amended, was registered in the Commercial Register on April 28, 2009.

On July 9, 2009 the Management Board resolved to increase the share capital by way of recourse to the authorized capital by issuing up to 337,000,000 New Shares, against contributions in cash. Further, the Management Board resolved to set the subscription price per New Share at €2.15 (the “Subscription Price”). The Supervisory Board approved the Management Board’s resolution on July 9, 2009. The New Shares, with the exception of a fractional amount of up to €7,562,592, amounting to up to 3,781,296 New Shares, are to be offered to the existing shareholders for subscription by way of indirect subscription rights through public offerings in Germany and Luxembourg at a ratio of 9:4 (that is, 9 Existing Shares will have the right to subscribe to 4 New Shares) (the “Rights Offering”). Pursuant to Section 4(2)(a) and (10) of the Articles of Association, the shareholders’ subscription rights were excluded for the fractional amount of up to €7,562,592, which amounts to up to 3,781,296 New Shares.

Any New Shares that are not subscribed for in the Rights Offering (the “Investment Shares”) and the Fractional Amount will be offered to the Backstop Investor by way of a private placement for acquisition or subscription at the Subscription Price (the “Investment Share Placement” and, together with the Rights Offering, the “Offering”). The Backstop Investor has agreed to acquire from the Underwriters, or subscribe for, all New Shares not subscribed by the Company’s existing shareholders subject to the terms and conditions of the Backstop Arrangement (See “The Offering — Backstop Arrangement”). The completion of the capital increase has not yet been registered in the Commercial Register. The Company expects the implementation of the capital increase relating to the New Shares subscribed for in the Rights Offering to be registered on August 6, 2009. In the event any New Shares not subscribed for by the current shareholders of the Company (including the Fractional Amount) are allotted to the Backstop Investor under the Backstop Arrangement, the registration of the capital increase relating thereto is anticipated without undue delay following applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz). After the registration of the capital increase in the amount of up to €674,000,000 in the Commercial Register, the Company’s share capital will amount to up to €2,173,484,170.

The Rights Offering is based on an Underwriting Agreement between the Company and Credit Suisse, Deutsche Bank, Merrill Lynch, and Citi which was entered into on July 16, 2009. The Rights Offering is subject to the condition, among others, that the implementation of the capital increase be registered in the Commercial Register. The Rights Offering may be cancelled under certain circumstances. See “ — The Rights Offering.”

Timetable

Projected timetable for the Rights Offering:

July 16, 2009
Approval of the Prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) ( the “BaFin”) and notification to other relevant European securities regulatory agencies

Publication of the Prospectus on the Company’s website at www.infineon.com

July 17, 2009
Publication of the Rights Offering, including the Subscription Price, in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger)

Publication of the Rights Offering in the Börsen-Zeitung

Listing application at the Frankfurt Stock Exchange

July 20, 2009
Booking (Einbuchung) of Subscription Rights as of July 17, 2009 (evening) into the shareholders’ securities deposit account

Commencement of the Subscription Period

Trading of Company’s shares “ex rights”

July 29, 2009
Approval of supplement no. 1 to the Prospectus, including the Company’s quarterly report for the three and nine months period ended June 30, 2009, by BaFin and notification of supplement no. 1 to other relevant European securities regulatory agencies

Publication of supplement no. 1 to the Prospectus on the Company’s website at www.infineon.com

August 3, 2009	End of Subscription Period; deadline for payment of the Subscription Price
August 4, 2009	Placement of Investment Shares with Backstop Investor, if any
August 6, 2009	Registration of the capital increase relating to the New Shares subscribed for under the Rights Offering in the Commercial Register
Decision on admission by the Frankfurt Stock Exchange and publication of the decision on admission on the Frankfurt Stock Exchange’s Website at http://www.deutsche-boerse.com
August 7, 2009
Inclusion of the New Shares subscribed for under the Rights Offering in the existing stock quotation of the Company’s shares

Delivery of the New Shares subscribed for under the Rights Offering by book-entry via the collective securities depositary

The Prospectus will be published on the Company’s website at http://www.infineon.com starting on July 16, 2009 and the supplemented Prospectus starting on July 29, 2009. In accordance with Section 16(3) of the German Securities Prospectus Act (Wertpapierprospektgesetz), investors who have made a declaration of intention regarding the acquisition or the subscription of securities prior to the publication of the supplemented Prospectus may revoke this within two days after publication of the supplement, provided that settlement has not yet occurred. Printed copies of the Prospectus and the supplemented Prospectus are also available free of charge during regular business hours in the Company’s offices at Am Campeon 1-12, 85579 Neubiberg, Germany, at the offices of Credit Suisse Securities (Europe) Limited at Junghofstrasse 16, 60311 Frankfurt am Main, Germany, Deutsche Bank AG at Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany, Merrill Lynch International at Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, and Citigroup Global Markets Limited at Reuterweg 16, 60323 Frankfurt am Main, Germany and at the paying and registration agent listed in this Prospectus. See “Information on the Offered New Shares — Announcements, Paying and Registration Agent.”

The Rights Offering

The following is an English-language translation of the Rights Offering. The German language Rights Offering is expected to be published on July 17, 2009 in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) and in the Börsen-Zeitung:

“Infineon Technologies AG
Neubiberg, Germany
(ISIN DE0006231004 / German Securities Code (WKN) 623100)

Rights Offering

On February 15, 2007, the general shareholders’ meeting of Infineon Technologies AG, Neubiberg, Germany (the “Company”) resolved on the establishment of an authorized capital, authorizing the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 14, 2012 in one or more steps, through the issue of new registered no par value shares by up to €224,000,000 against contributions in cash or in kind (the “Authorized Capital 2007”, registered in the commercial register of the Local Court of Munich (the “Commercial Register”) as Authorized Capital 2007/I). The resolution regarding the establishment of the Authorized Capital 2007 was registered in the Commercial Register on March 28, 2007. On February 12, 2009, the general shareholders’ meeting of the Company resolved on the establishment of an additional authorized capital, authorizing the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 11, 2014 in one or more steps, through the issue of new registered no par value shares by up to €450,000,000 against contributions in cash and/or in kind (the “Authorized Capital 2009/I”). The Authorized Capital 2009/I was originally resolved on by the Company’s shareholders’ meeting as “Authorized Capital 2009/II”. After the general shareholder’s meeting of the Company on February 12, 2009 rejected, inter alia, the establishment of the original authorized capital 2009/I, the Executive Committee of the Supervisory Board resolved to amend the wording of the Company’s articles of association (the “Articles of Association”) pursuant to Section 10(4) of the Articles of Association to reflect the rejection of the original authorized capital 2009/I by means of renaming the Authorized Capital 2009/II as Authorized Capital 2009/I. The resolution regarding the establishment of the Authorized Capital 2009/I, as amended by resolution of the executive committee of the Supervisory Board on April 2, 2009 was registered in the Commercial Register on April 28, 2009.

On July 9, 2009 the Management Board resolved, with approval of the Supervisory Board, to increase the share capital of the Company by way of complete recourse to the Authorized Capital 2007 and the Authorized Capital 2009/I from €1,499,484,170 by up to €674,000,000 to up to €2,173,484,170, by issuing up to 337,000,000 new registered no par value shares, each representing a notional amount of €2.00 in the share capital, against contributions in cash (the “New Shares”). The New Shares are issued at the minimum issue value of €2.00 per share and carry full dividend rights for the fiscal year 2008/2009. Pursuant to Section 4(2)(a) and (10) of the Articles of Association, the shareholders’ subscription rights were excluded for the fractional amount of up to €7,562,592 which amounts to up to 3,781,296 New Shares (the “Fractional Amount”).

Credit Suisse Securities (Europe) Limited, London, United Kingdom (“Credit Suisse”), Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Germany (“Deutsche Bank”) and Merrill Lynch International, London, United Kingdom (“Merrill Lynch” and together with Credit Suisse and Deutsche Bank the “Joint Bookrunners”) and Citigroup Global Markets Ltd., London, United Kingdom (“Citi”) and together with the Joint Bookrunners, the “Underwriters”) have agreed, pursuant to an underwriting agreement dated July 16, 2009 (the “Underwriting Agreement”), to (i) offer the New Shares to the shareholders of Infineon Technologies AG, with the exception of the Fractional Amount, subject to the conditions stated below under “ — Termination of Rights Offering”, at a ratio of 9:4 by way of indirect subscription rights, (ii) subscribe for the New Shares for which subscription rights have been exercised and (iii) allot to the shareholders the shares subscribed in accordance with the exercise of their subscription rights after the registration of the consummation of the capital increase in the Commercial Register.

The New Shares, excluding the Fractional Amount, are being offered to the shareholders at a ratio of 9:4 at the Subscription Price of €2.15 per New Share. The registration of the consummation of the capital increase from the Authorized Capitals 2007 and 2009/I has not been effected yet. The consummation of the capital increase relating to the New Shares subscribed for under the Rights Offering is expected to be registered in the Commercial Register on August 6, 2009.

The subscription rights under the Company’s existing shares, which are all held in collective custody, will be automatically credited to the depository banks on basis of the state as of the evening of July 17, 2009 by Clearstream Banking AG, Neue Börsenstrasse 1, 60487 Frankfurt am Main (“Clearstream”).

To avoid exclusion of the exercise of their subscription rights, we request that our shareholders exercise their subscription rights in the New Shares during the period from July 20, 2009 up to and including August 3, 2009

(the “Subscription Period”) through their respective depository bank at the German branches of Deutsche Bank AG as subscription agent during regular banking hours. Subscription rights that are not exercised in a timely manner will lapse and become worthless.

In accordance with the subscription ratio of 9 : 4 shareholders can subscribe for 4 New Shares per 9 existing shares of the Company at the Subscription Price of €2.15 per New Share.

Subscription Price

The subscription price per subscribed New Share amounts to €2.15 (the “Subscription Price”). The Subscription Price is payable no later than August 3, 2009.

No Trading of Subscription Rights on the Regulated Market

Infineon Technologies AG and the Underwriters will not initiate trading of the subscription rights (ISIN DE000A0Z2227 / German Securities Code (WKN) A0Z222) on the regulated market of the Frankfurt Stock Exchange or any other German stock exchange. Accordingly, subscription rights cannot be purchased or sold on the regulated market of a stock exchange. However, subscription rights are transferable. No compensation will be paid for unexercised subscription rights. Upon the expiration of the Subscription Period, unexercised subscription rights will lapse and become worthless. Starting July 20, 2009, the Company’s existing shares (ISIN DE0006231004/ German Securities Code (WKN) 623100) will be traded on the regulated market (regulierter Markt) of the Frankfurt Stock Exchange without subscription rights (ex rights).

Termination of Rights Offering

The Underwriters reserve the right to terminate the Underwriting Agreement or extend the completion of the Rights Offering upon the occurrence of certain circumstances. These circumstances include, but are not limited to, (i) the Company’s failure to provide certain legal opinions, (ii) amendment, withdrawal or termination of the Investment Agreement between the Company and the Backstop Investor (See “Backstop Arrangement”), and (iii) the non-occurrence of other conditions precedent. The Underwriters are further relieved of their obligations if the consummation of the capital increase relating to the New Shares subscribed for under the Rights Offering is not registered in the Commercial Register by August 6, 2009 and the Underwriters and Infineon Technologies AG fail to reach an agreement on a later deadline.

In the event of a termination of the Underwriting Agreement prior to the registration of the consummation of the capital increase in the Commercial Register, the subscription rights will lapse and become worthless. Any investors who purchased Subscription Rights would suffer a loss in this case. To the extent the Underwriters terminate the Underwriting Agreement after the consummation of the capital increase is registered in the Commercial Register, any shareholders who exercised their subscription rights will be able to purchase the New Shares at the subscription price.

If the Underwriters terminate the Underwriting Agreement after the Rights Offering is completed, which they can do even after delivery and settlement of the subscribed New Shares and commencement of trading, the termination would apply only to unsubscribed New Shares.

Form and Certification of the New Shares

The New Shares will be issued as registered no par value shares (ISIN DE0006231004 / German Securities Code (WKN) 623100) in accordance with the current Articles of Association. The New Shares will be evidenced by one or more global share certificates deposited in collective custody with Clearstream.

The right of shareholders to receive individual share certificates for their shares is, to the extent legally permissible and unless not required under the regulations of a stock exchange, excluded by Section 4(4) of the Articles of Association. The New Shares bear the same rights as all other shares of the Company and do not bear any additional rights or benefits.

Backstop Arrangement

Admiral Participations (Luxembourg) S.à r.l., (the “Backstop Investor”), a subsidiary of a fund managed by Apollo Global Management LLC. has agreed to acquire all New Shares (including the Fractional Amount) not subscribed for by the Company’s shareholders (the “Investment Shares”) at the Subscription Price, but not more than the Maximum Investment Amount (as described below), subject to the Minimum Threshold (as described below) being met (the “Backstop Arrangement”). The maximum number of Investment Shares to be acquired by the Backstop Investor together with any shares to be acquired by the Backstop Investor through Subscription Rights purchased by the Backstop Investor, if any, must not lead to a shareholding that would represent more than 30 percent minus one share in the Company’s share capital and voting rights post execution of the Offering (the “Maximum Investment Amount”). The Backstop Investor may, but is not required to, acquire Investment Shares if the number of the Investment Shares available together with any shares to be acquired by the Backstop Investor through Subscription Rights purchased by the Backstop Investor, if any, does not enable the Backstop Investor to establish a participation in the Company’s share capital and voting rights of at least 15 percent post execution of the Offering (the “Minimum Threshold”).

The obligation of the Backstop Investor to acquire any Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board, the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009, the election of Mr. Manfred Puffer as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court, subject to the resignation of the current chairman as member of the Supervisory Board taking effect.

As long as the applicable merger clearances and/or clearance by the German Ministry of Economy and Technology pursuant to the German Foreign Trade Act remain outstanding, the Backstop Investor will only be allowed to acquire or subscribe for Investment Shares that lead to a shareholding of the Backstop Investor in the Company of 25 percent minus one share. Once the clearances have been obtained, the Backstop Investor may, at its sole discretion, also subscribe for Investment Shares up to the Maximum Investment Amount.

For as long as the Backstop Investor holds at least 15 percent of the shares and voting rights in the Company, the Backstop Investor will be entitled to propose two individuals, and for as long as the Backstop Investor holds at least 10 percent of the shares and voting rights in the Company, one individual, to be elected to the Supervisory Board.

Delivery and Settlement of the New Shares

Delivery of the New Shares subscribed for under the Rights Offering is expected to occur on or about August 7, 2009 unless the Subscription Period has been extended. Delivery of the unsubscribed New Shares to be sold in the private placement is expected to occur without undue delay following the subscription and payment of the Subscription Price with regard to the Investment Shares, inter alia, subject to applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) having been obtained; the relevant clearances are expected to be received during the course of August 2009 at the latest. The New Shares will be made available to shareholders as co-ownership interest in the respective global share certificate.

Commissions

The subscription of New Shares in the Rights Offering is subject to customary banking commissions from the depository banks.

Stock Exchange Admission and Commencement of Trading of the New Shares

The application for admission of the New Shares to the regulated market (regulierter Markt) of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange is expected to be filed on July 17, 2009. The decision on admission of the New Shares subscribed for under the Rights Offering is anticipated for August 6, 2009. In the event that any New Shares not subscribed for by the current shareholders of the Company will be allotted to the Backstop Investor under the Backstop Arrangement, the decision on admission of such New Shares is anticipated without undue delay following the subscription and payment of the Subscription Price with regard to the Investment Shares, inter alia subject to relevant applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) having been obtained; the relevant clearances are expected to be received during the course of August 2009 at the latest.

Commencement of trading and inclusion of the New Shares subscribed for under the Rights Offering in the existing stock quotation of the Company’s shares is expected on August 7, 2009. In the event that any New Shares not subscribed for by the current shareholders of the Company will be allotted to the Backstop Investor under the Backstop Arrangement, such New Shares will be included in the existing stock quotation without undue delay following admission.

Placement of Unsubscribed New Shares / Private Placement to the Backstop Investor

Any New Shares that are not subscribed for in the Rights Offering (including the Fractional Amount) will be utilized by way of a private placement. The Backstop Investor has agreed to acquire any New Shares not subscribed for by the Company’s shareholders up to the Maximum Investment Amount at the subscription price subject to the terms and conditions of the Backstop Arrangement.

Announcement

In connection with the Rights Offering, a prospectus (the “Prospectus”) has been published on Infineon Technologies AG’s website (http://www.infineon.com) on July 16, 2009. On July 29, 2009, together with the publication of the Company’s quarterly report for the three and nine months ended June 30, 2009, a supplement to the Prospectus is expected to be published on the Company’s website with the respective information (See “— Right to Withdraw in case a Supplement to the Prospectus is Published”). Printed copies of the Prospectus and the supplemented Prospectus will be available free of charge during regular business hours at the Company’s offices at Am Campeon 1-12, 85579 Neubiberg, Germany, at the offices of Credit Suisse Securities (Europe) Limited at Junghofstrasse 16, 60311 Frankfurt am Main, Germany, Deutsche Bank AG at Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany, Merrill Lynch International at Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, and Citigroup Global Markets Limited at Reuterweg 16, 60323 Frankfurt am Main, Germany, and at the aforementioned subscription agents.

Right to Withdraw in case a Supplement to the Prospectus is Published

The Company expects its quarterly report for the three and nine months ended June 30, 2009 to be published on or about July 29, 2009. Presumably on July 29, 2009, the Company will publish a supplement to the Prospectus to reflect the recent developments for the interim period up to and including June 30, 2009 in the Prospectus.

In accordance with Section 16(3) of the German Securities Prospectus Act (Wertpapierprospektgesetz), investors who have made a declaration of intention regarding the acquisition or the subscription of securities prior to the publication of the supplement may revoke this within two days after publication of the supplement, provided that settlement has not yet occurred.

The revocation does not need to be substantiated and is to be sent in text form to the locations at which the investor concerned has made his declaration of intention regarding the acquisition of the New Shares. In order to meet the deadline, timely dispatch is sufficient.

Offering in the United States

The New Shares and the subscription rights will be registered under the provisions of the Securities Act. On this account, the Company intends to file with the U.S. Securities and Exchange Commission a Form F-3 Registration Statement pursuant to the Securities Act 1933 as amended from time to time with respect to the New Shares and the Subscription Rights.

Stabilization

There will be no stabilization in connection with the Rights Offering.

Lock-up Agreement of the Company

The Company has committed itself to the Underwriters not to carry out a capital increase or other capital measures, without written consent of the Underwriters, which may only be withheld with good cause, for a period to 6 months following the admission to trading of the New Shares.

Lock-up Agreement of the Backstop Investor

Provided that the Minimum Threshold is met, the Backstop Investor undertakes, for a period of 12 months following the date of acquisition of the Investment Shares, neither to dispose of any Investment Shares or to carry out similar measures without the consent of the Company’s Management Board (the “Backstop Investor Lock-up”) nor to establish a shareholding above 30 percent minus one share of the share capital and voting rights of the Company (the “Standstill Agreement”). Exempted from the Backstop Investor Lock-up are the sale and transfer of any Investment Shares under certain conditions, e.g. in connection with a voluntary or statutory takeover offer of a third party under the German Act on the Acquisition of Securities and on Takeovers (WpÜG).

The Backstop Investor’s obligations with regard to the Backstop Investor Lock-up and the Standstill Agreement will automatically terminate if, during the period of 12 months following the date of acquisition of the Investment Shares, certain circumstances occur. These include, but are not limited to: (i) a person other than a person proposed by the Backstop Investor becomes the chairman of the Supervisory Board, or (ii) Mr. Gernot Löhr is not appointed as member of the Supervisory Board by the competent court within 10 business days after the date on which such filing had to be made, or (iii) not at least two persons proposed by the Investor are members of the Supervisory Board.

Important Notice to Shareholders

Infineon believes that the positive impact of its overall cost reduction and cash preservation measures will enable it to finance its ordinary business operations out of cash flows from continuing operations, despite the sharp decline in revenue levels. However, its ability to refinance certain liabilities is a concern. The current outstanding nominal amount as of June 30, 2009 of €522 million under Infineon’s convertible notes will become due for repayment on June 5, 2010, and the current nominal amount as of June 30, 2009 of €48 million under Infineon’s exchangeable notes will become due for repayment on August 31, 2010. Infineon will also incur further cash outflows in connection with its IFX10+ cost reduction program, and may incur additional expenses in connection with the insolvency of Qimonda and the resolution of its ongoing negotiations regarding ALTIS, the manufacturing joint venture between Infineon and IBM in France. Infineon is taking a number of measures, including the Offering and the sale of its Wireline Communications business, in order to meet these obligations. If such measures, including the capital, increase fail, the Company may need to find alternative sources of funds to repay these obligations. In addition, further stabilization of the Infineon Technologies Group depends on the execution of restructuring measures, the success of which cannot be guaranteed. Overall, subscribing for the New Shares entails considerable risks.

Neubiberg, July 2009

Infineon Technologies AG

The Management Board”

Offering Expenses and Net Proceeds of the Offering

The estimated total Offering expenses, including the commissions payable to the Underwriters, are expected to be approximately €50 million, including approximately €18 million to the Underwriters and up to €21 million to the Backstop Investor relating to the Backstop Arrangement. Should the Backstop Investor fail to purchase any New Shares in the Offering for any reason, the Company will pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of the Company of 25 percent or less, the Company will pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding quota of the Backstop Investor falls short of 25 percent plus one share. See “—Backstop Arrangement.” Infineon expects the total net proceeds from the capital increase to be approximately €700 million in case all New Shares will be subscribed for by or placed with investors. If the Minimum Threshold is not met and the Backstop Investor decides not to waive the Minimum Threshold requirement, Infineon expects the minimum net proceeds from the Offering to be approximately €335 million.

Additional Selling Restriction Notices

Sales in the United Kingdom will likewise be subject to restrictions. The Underwriters have warranted that they

1.	have only invited or will only invite participation in investment activities in connection with the Offering or the sale of the New Shares within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) and have only initiated or will only initiate such investment activities to the extent that Section 21(1) of the FSMA does not apply to the Company; and

2.	have complied and will comply with all applicable provisions of the FSMA with respect to all activities already undertaken by each of them or will undertake in the future in relation to the New Shares in, from, or otherwise involving the United Kingdom.

Moreover, the Underwriters represent and warrant that they have not publicly offered and will not publicly offer the New Shares in any member state of the European Economic Area (“EEA”) that has implemented Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and amending Directive 2001/34/EC (the “Prospectus Directive”) from the date of implementation of the Prospectus Directive, unless

1.	a prospectus for the New Shares has been published in advance that has been approved by the competent authorities in the relevant member state or in another member state of the EEA that has implemented the Prospectus Directive, and the competent authorities in the member state in which the Offering is taking place have been notified of this fact in compliance with the Prospectus Directive;

2.	the Offering is directed to legal entities that are licensed to authorized or regulated to operate in the financial market or, if not so licensed or regulated, whose sole corporate purpose is to invest in securities;

3.	the Offering is directed at companies that meet at least two of the following three criteria according to their most recent annual or consolidated financial statements: (x) an average of more than 250 employees during the most recent fiscal year; (y) total assets of more than €43,000,000 and (z) annual net revenue of more than €50,000,000; or

4.	the Offering takes place under other circumstances in which the publication of a prospectus by the issuer is not required pursuant to Article 3(2) of the Prospectus Directive.

Underwriters; Underwriting Agreement

The Company and the Underwriters signed an Underwriting Agreement on July 16, 2009. In the Underwriting Agreement, the Underwriters agreed to underwrite up to 333,218,704 New Shares, and the Company has undertaken to issue up to 333,218,704 New Shares to the Underwriters. In the Underwriting

Agreement dated July 16, 2009, the Company has agreed to indemnify the Underwriters from specific liabilities.

Termination of Rights Offering

The Underwriters reserve the right to terminate the Underwriting Agreement or extend the completion of the Rights Offering upon the occurrence of certain circumstances. These circumstances include, but are not limited to, (i) the Company’s failure to provide certain legal opinions, (ii) amendment, withdrawal or termination of the Investment Agreement between the Company and the Backstop Investor, and (iii) the non-occurrence of other conditions precedent. In the event of a termination of the Underwriting Agreement, the Rights Offering will not take place other than in relation to Subscription Rights which have been validly exercised by then. The Underwriters are further relieved of their obligations if the consummation of the capital increase relating to the New Shares subscribed for by the Underwriters under the Rights Offering is not registered in the Commercial Register by August 6, 2009 and the Underwriters and Infineon Technologies AG fail to reach an agreement on a later deadline.

In the event of a termination of the Underwriting Agreement prior to the registration of the consummation of the capital increase in the Commercial Register, the Subscription Rights will lapse. In the event of a withdrawal from the Underwriting Agreement after the registration of the consummation of the capital increase in the Commercial Register, Infineon Technologies AG and the Underwriters shall decide on a course of action with respect to offering the New Shares that takes the then-prevailing market conditions into account. Any investors who purchased their Subscription Rights via the stock exchange would suffer a loss in this case. To the extent the Underwriter terminates the Underwriting Agreement after the consummation of the capital increase is registered in the Commercial Register, any shareholders who exercised their Subscription Rights will be able to purchase the New Shares at the subscription price.

If the Underwriters terminate the Underwriting Agreement after the Rights Offering is completed, which they can do even after delivery and settlement of the subscribed New Shares and commencement of trading, the termination would apply only to unsubscribed New Shares. Therefore, stock exchange purchases relating to unsubscribed New Shares are conditional. Short sellers bear the risk of not being able to cover their short positions with New Shares if they have already made short sales prior to the cancellation of book transfers of the New Shares.

Condition Precedent and Termination of the Backstop Arrangement

The obligation of the Backstop Investor to acquire any Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board and the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009 and the election of Mr. Manfred Puffer of as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board taking effect. In case the Backstop Investor wishes to subscribe for the Investment Shares despite the Minimum Threshold not being met, the Backstop Investor has to declare a waiver to the Company on the business day following the end of the Subscription Period. The Backstop Investor may declare to the Company its unconditional commitment in the waiver notice to acquire other than through the Investment Share Placement such amount of the Company’s shares that following the acquisition the Backstop Investor’s shareholding will equal or exceed 15 percent. The obligation of the Backstop Investor to acquire Investment Shares is subject to (a) Mr. Manfred Puffer having been appointed by the competent court to Supervisory Board, (b) Mr. Max Dietrich Kley, the current chairman of the supervisory board, having submitted (i) a letter to the Backstop Investor in which he commits to resign as of September 30, 2009 and (ii) a resignation letter to the Management Board and the co-chairman of the Supervisory Board, resigning as chairman and Supervisory Board member as of September 30, 2009, subject to the Backstop Investor by that date holding a shareholding in the Company of 15 percent or more, or as of October 15, 2009, if only by that date the Investor holds a respective shareholding in the Company, in each case evidenced by a corresponding notice to the Company according to Section 21 (1) German Securities Trading Act (WpHG), (c) Mr. Manfred Puffer having been elected as chairman of the Supervisory Board as of October 1, 2009 subject to the resignation of the current chairman having taken effect, and (d) the nomination committee of the supervisory board having nominated Mr. Gernot Löhr as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board having taken effect.

The Backstop Investor reserves the right to terminate the Backstop Arrangement upon the occurrence of certain circumstances. These circumstances include, but are not limited to, Infineon’s failure to provide a legal opinion and the non-occurrence of the other conditions precedent. The Backstop Investor can also terminate the Backstop Arrangement if the Capital Increase relating to the Investment Shares has not been registered with the commercial register within twelve business days after application by the Company for such registration. In these cases, the Backstop Investor may, by written notice to the Company, withdraw from the Backstop Arrangement. To the extent that it has not yet been exercised, such right of withdrawal will lapse upon registration of the consummation of the Capital Increase relating to the Investment Shares in the commercial register.

Right to Withdraw in case a Supplement to the Prospectus is Published

The Company expects its quarterly report for the three and nine months ended June 30, 2009 to be published on or about July 29, 2009. The Company will publish on or about July 29, 2009 a supplement to the Prospectus to reflect the recent developments for the interim period up to and including June 30, 2009 in the Prospectus.

In accordance with Section 16(3) of the German Securities Prospectus Act (Wertpapierprospektgesetz), investors who have made a declaration of intention regarding the acquisition or the subscription of securities prior to the publication of the supplement may revoke this within two days after publication of the supplement, provided that settlement has not yet occurred.

The revocation needs not be substantiated and is to be sent in text form to the locations at which the investor concerned has made his declaration of intention regarding the acquisition of the offered shares. In order to meet the deadline, timely dispatch is sufficient.

Dilution

The net book value of the Company (total assets less total liabilities and minority interests) amounted to €1,648 million as of June 30, 2009 (based on the unaudited financial statements prepared in accordance with IFRS as of and for the nine months ended June 30, 2009, or €2.20 per share (calculated on the basis of 749,742,085 shares of the Company outstanding as of June 30, 2009).

After the implementation of the capital increase by recourse to the Authorized Capital 2007 and the Authorized Capital 2009/I resolved by the Management Board on July 9, 2009 and approved by the Supervisory Board on July 9, 2009, the ordinary share capital increases by up to €674 million from €1,499 million to up to €2,173 million through the issue of up to 337,000,000 New Shares against cash contributions as part of this Offering, and at a subscription price of €2.15 per New Share and after deduction of the estimated issuance expenses of approximately €50 million and without having regard to the effects of the conversion of the New Convertible Bond due 2014, the net book value of the Company had it received the proceeds on June 30, 2009 would amount to €2,322 million, or €2.14 per share (calculated on the basis of 1,086,742,085 shares of the Company outstanding after implementation of the capital increase in connection with the Offering). This would correspond to a direct decrease in the net book value of the Company by €0.06 (3 percent) per share for the existing shareholders not participating in the Rights Offering, and a direct dilution of €0.01 (less than 1 percent) per share of the purchasers of the shares offered.

After the implementation of the above mentioned capital increase as part of this Offering and considering the effects of full conversion of the New Convertible Bond due 2014, the net book value of the Company had it received the proceeds on June 30, 2009 would amount to €2,465 million, or €2.12 per share (calculated on the basis of 1,161,684,614 shares of the Company outstanding after implementation of the capital increase in connection with the Offering). This would correspond to a direct decrease in the net book value of the Company by €0.08 (4 percent) per share for the existing shareholders not participating in the Rights Offering, and a direct dilution of approximately €0.03 (1 percent) per share for the purchasers of the shares offered.

Interests of Participating Parties in the Offering of New Shares

Infineon believes that the positive impact of its cost reduction and cash preservation measures will enable it to finance its ordinary business operations out of cash flows from continuing operations, despite the sharp decline in revenue levels. However, its ability to refinance certain liabilities is a concern. The current outstanding nominal amount as of June 30, 2009 of €522 million of Convertible Notes due 2010 will become due for repayment on June 5, 2010, and the current nominal amount as of June 30, 2009 of €48 million of Exchangeable Notes due 2010 will become due for repayment on August 31, 2010. Infineon will also incur further cash outflows in connection with its IFX10+ cost reduction program, and may incur additional expenses in connection with the insolvency of Qimonda and the resolution of its ongoing negotiations regarding ALTIS, the manufacturing joint venture between Infineon and IBM in France. See the risk factor which describes the risks to Infineon arising out of the insolvency of Qimonda and in connection with a sale or closure of ALTIS. Infineon is taking a number of measures, including the Offering, in order to meet these obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements.”

The Underwriters have entered into a contractual relationship with Infineon Technologies AG in connection with the Offering and the stock exchange admission of the New Shares. Credit Suisse Securities (London) Ltd. has been mandated by the Company to act as advisory bank with respect to the restructuring of Infineon, the repurchase of certain nominal amounts of the Convertible Notes due 2010 and the Exchangeable Notes due 2010, and the issuance of the New Convertible Notes due 2014.

Credit Suisse, Deutsche Bank and Merrill Lynch have advised the Company on the execution of the Rights Offering and on the stock exchange admission of the New Shares, as well as on the structuring and coordinate the implementation of the Offering. If the Offering is completed successfully and the shares are admitted to exchange trading, the Underwriters will receive a customary commission.

Since the capital increase mainly serves the purpose of restructuring the Company’s balance sheet, remedying a strain on liquidity and strengthening the Company’s balance sheet, the existing shareholders of the Company, particularly major shareholders, as well as the holders of the exchangeable and convertible notes for which the Company has issued guarantees in the aggregate nominal amount of €915 million, have an interest in the implementation of the capital increase.

Credit Suisse, Deutsche Bank, Merrill Lynch and Citi maintain other legal and financial relationships with Infineon that are customary for the industry. In particular, Credit Suisse acts as lender to Infineon pursuant to a €100 million revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements — Credit Facilities.”

The Backstop Investor has agreed to acquire the Investment Shares at the Subscription Price, but not more than the Maximum Investment Amount, subject to the terms and conditions of the Backstop Arrangement. Should the Backstop Investor fail to purchase any New Shares in the Offering for any reason, the Company will pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of the Company of 25 percent or less, the Company will pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding quota of the Backstop Investor falls short of 25 percent plus one share. See also “Business — Material Contracts — Backstop Arrangement.”

Ultimately, all parties doing business with the Company have a direct or indirect interest in the capital increase.

INFORMATION ON THE OFFERED NEW SHARES
AND ON THE CONVERSION SHARES

Information on the Offered New Shares

Statutory Basis for the Issue of the New Shares

The provisions of the German Stock Corporation Act (Aktiengesetz) on capital increases against cash contributions by recourse to statutory authorized capital (Barkapitalerhöhung aus genehmigtem Kapital), Sections 202 et seq. of the German Stock Corporation Act, form the statutory basis for the issuance of the New Shares. The Company’s general shareholders’ meeting resolved on February 15, 2007 to amend the Articles of Association and authorize the Management Board, with the consent of the Supervisory Board, to increase the share capital of the Company until February 14, 2012, in one or more steps, through the issuance of new registered no par value shares by up to €224,000,000 against contributions in cash or in kind (Authorized Capital 2007). The resolution for the establishment of the Authorized Capital 2007 was registered in the Commercial Register on March 28, 2007 as Section 4(2) of the Articles of Association. In addition, the Company’s general shareholders’ meeting resolved on February 12, 2009 to authorize the Management Board, with the consent of the Supervisory Board, to increase the share capital until February 11, 2014, in one or more steps, through the issuance of new registered no par value shares by up to €450,000,000 against contributions in cash or in kind (Authorized Capital 2009/I). The Authorized Capital 2009/I was initially resolved upon by the general shareholders’ meeting of the Company on February 12, 2009 as Authorized Capital 2009/II, but subsequently renumbered from Authorized Capital 2009/II into 2009/I by resolution of the Supervisory Board to reflect that the Company’s general shareholders’ meeting rejected to approve, inter alia, the initial Authorized Capital 2009/I. The resolution regarding the establishment of the Authorized Capital 2009/I, as amended, was registered in the Commercial Register on April 28, 2009 as Section 4(10) of the Articles of Association.

On July 9, 2009, the Management Board resolved to increase the share capital by way of recourse to the aforementioned authorized capitals by issuing up to 337,000,000 New Shares. The Investment, Finance and Audit Committee duly authorized by the Supervisory Board approved the Management Board’s resolution on July 9, 2009. The New Shares are issued at the minimum issue value of €2.00 per share and carry full dividend rights for the fiscal year ending on September 30, 2009. Pursuant to Section 4(2)(a) and (10) of the Articles of Association, the shareholders’ subscription rights were excluded for the fractional amount of up to €7,562,592, which amounts to up to 3,781,296 New Shares.

ISIN/German Securities Code (WKN)/Common Code /Trading Symbol

International Securities Identification Number (ISIN)
— for the New Shares	DE0006231004
— for the subscription rights to the New Shares	DE000A0Z2227
German Securities Code (Wertpapierkennnummer — WKN)
— for the New Shares	623100
— for the subscription rights to the New Shares	A0Z222
Common Code	010745900
Trading Symbol	IFX.ETR

Voting Rights

Each New Share as well as each Existing Share carries one vote at the Company’s general shareholders’ meeting. There are no voting right restrictions.

Dividend Rights; Share of Liquidation Proceeds

According to Section 4(2) of the Articles of Association, the New Shares created through the statutory authorized capital have full dividend rights as of the beginning of the fiscal year in which they are issued and for all subsequent fiscal years. Dividend payment claims are subject to the three-year standard limitation period as per Section 195 of the German Civil Code (Bürgerliches Gesetzbuch).

According to Section 19(3) of the Articles of Association, dividend rights of new shares issued as part of a capital increase can be different from the rule of Section 60(2) of the German Stock Corporation Act.

The New Shares that will be admitted to trading shall participate in any liquidation proceeds according to their proportionate amount of the share capital.

Transferability of the New Shares

The New Shares of the Company are freely transferable in accordance with the applicable legal requirements for registered shares. Except for the restrictions set forth in “The Offering — Lock-up Agreement of the Company” and “The Offering — Lock-up Agreement of the Backstop Investor”, there are no prohibitions on disposal or restrictions with respect to the transferability of the New Shares of the Company.

Delivery of the New Shares; Settlement

The New Shares subscribed under the Rights Offering are expected to be made available in the collective custody account on August 7, 2009 and included in the existing stock quotation of Infineon Technologies AG shares on August 7, 2009, unless the Subscription Period is extended. The New Shares from the fractional amount and any unsubscribed New Shares that are sold in the private placement to the Private Equity Investor are expected to be made available in the collective custody account on August 21, 2009, unless the Subscription Period is extended or applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) have not been obtained by the Backstop Investor on the business day following the last day of the Subscription Period. In such case, the New Shares allotted under the private placement are expected to be made available in the collective custody account without undue delay following applicable merger clearances and/or clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz). The New Shares are represented by one or more global certificates. Physical or individual certificates will not be issued.

Announcements, Paying and Registration Agent

The Company’s announcements are published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger), as provided by Section 1(4) of the Articles of Association. Any announcements related to the shares of the Company will also be published in the electronic version of the Federal Gazette and in at least one national newspaper designated for stock exchange notices by the Frankfurt Stock Exchange. All announcements required under German securities laws will be published in a national newspaper designated for stock exchange notices by the Frankfurt Stock Exchange and, if required, in the printed version of the German Federal Gazette (elektronischer Bundesanzeiger).

Announcements related to the approval of the Prospectus or any supplements thereto will be published in accordance with the German Securities Prospectus Act, and according to the form of publication required for the prospectus, that is, through publication on the website of Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg (http://www.infineon.com) and by making printed copies available at Infineon Technologies AG and at the offices of Credit Suisse Securities (Europe) Limited at Junghofstrasse 16, 60311 Frankfurt am Main, Germany, Deutsche Bank AG at Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany, Merrill Lynch International at Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, and Citigroup Global Markets Limited at Reuterweg 16, 60323 Frankfurt am Main, Germany.

The paying and registration agent is Bayerische Hypo- und Vereinsbank AG, Kardinal-Faulhaber-Strasse 1, 80333, Munich.

Information on the Conversion Shares

Statutory Basis for the Issue of Conversion Shares

The provisions of the German Stock Corporation Act (Aktiengesetz) on capital increases by recourse to conditional capital (Bedingte Kapitalerhöhung), Sections 192 et seq. of the German Stock Corporation Act, form the statutory basis for the issuance of the Conversion Shares. The Company’s general shareholders’ meeting resolved on February 12, 2009 to amend the Articles of Association and to conditionally increase the capital by up to €149,900,000 by issuing up to 74,950,000 new no par value registered shares with full dividend rights as of the beginning of the fiscal year in which they are issued (see “Description of the Share Capital and Applicable Provisions — Conditional Capital — Conditional Capital 2009/I”). The Conditional Capital 2009/I was initially resolved upon by the general shareholders’ meeting of the Company on February 12, 2009 as Conditional Capital 2009/II, but subsequently renumbered from Conditional Capital

2009/II into 2009/I by resolution of the Supervisory Board to reflect that the Company’s general shareholders’ meeting rejected to approve, inter alia, the initial Conditional Capital 2009/I. The resolution regarding the creation of the Conditional Capital 2009/I, as amended, was registered in the Commercial Register on April 28, 2009 as Section 4(11) of the Articles of Association. The Conversion Shares from the Conditional Capital 2009/1 are reserved for any conversions made of the New Convertible Notes due 2014.

On May 18, 2009, the Management Board resolved to issue the New Convertible Notes due 2014. The Investment, Finance and Audit Committee, duly authorized by the Supervisory Board, approved the Management Board’s resolution on May 18, 2009. (For details regarding the New Convertible Notes due 2014 see “Description of the Share Capital and Applicable Provisions — Conditional Capital — Conditional Capital 2009/I”).

ISIN/German Securities Code (WKN)/Common Code /Trading Symbol

International Securities Identification Number (ISIN)
— for the Conversion Shares	DE0006231004
German Securities Code (Wertpapierkennnummer — WKN)
— for the Conversion Shares	623100
Common Code	010745900
Trading Symbol	IFX.ETR

Voting Rights

Each Conversion Share, and each Existing Share carries one vote at the Company’s general shareholders’ meeting. There are no voting right restrictions.

Dividend Rights; Share of Liquidation Proceeds

According to Section 4(11) of the Articles of Association, the Conversion Shares created through the conditional capital have full dividend rights as of the beginning of the fiscal year in which they are issued and for all subsequent fiscal years. Dividend payment claims are subject to the three-year standard limitation period pursuant to Section 195 of the German Civil Code (Bürgerliches Gesetzbuch). According to Section 19(3) of the Articles of Association, dividend rights of new shares issued as part of a capital increase can be different from the rule of Section 60(2) of the German Stock Corporation Act. The Conversion Shares to be admitted to trading shall participate in any liquidation proceeds in proportion to their share in of the share capital.

Transferability of the Conversion Shares

The Conversion Shares of the Company are freely transferable in accordance with the applicable legal requirements for registered shares. There are no prohibitions on disposal or restrictions with respect to the transferability of the Conversion Shares of the Company.

Admission to Trading

Application is expected to be made on July 17, 2009 for admission of the Conversion Shares to the regulated market market segment (regulierter Markt) of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The decision on admission is anticipated on August 6, 2009.

Delivery of the Conversion Shares; Settlement

Upon any exercise of the conversion right, only full shares will be delivered in accordance with the Articles of Association of Infineon Technologies AG in effect at the time of such delivery. Fractional shares will not be issued. To the extent that any conversion of one or several note(s) results in fractions of shares, the fractions of shares resulting from the conversion of a note shall be aggregated and full shares resulting from such aggregation of fractions of shares shall be delivered to the extent Citibank, N.A. London Branch as conversion agent has ascertained that several notes have been converted at the same time for the same noteholder. The shares to be delivered shall be transferred as soon as practicable after the conversion date to a securities account of the noteholder designated in the conversion notice. Until transfer of the shares has been made no claims arising from the shares shall exist. The Conversion Shares are represented by one or more global certificates. Physical or individual certificates will not be issued.

Announcements

The Company’s announcements are published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger), as provided by Section 1(4) of the Articles of Association. Any announcements related to the shares of the Company will also be published in the electronic version of the Federal Gazette and in at least one national newspaper designated for stock exchange notices by the Frankfurt Stock Exchange. All announcements required under German securities laws will be published in a national newspaper designated for stock exchange notices by the Frankfurt Stock Exchange and, if required, in the printed version of the German Federal Gazette (elektronischer Bundesanzeiger).

Announcements related to the approval of the Prospectus or any supplements thereto will be published in accordance with the German Securities Prospectus Act, and according to the form of publication required for the prospectus, that is, through publication on the website of Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg (http://www.infineon.com) and by making printed copies available at Infineon Technologies AG and at the offices of Credit Suisse Securities (Europe) Limited at Junghofstrasse 16, 60311 Frankfurt am Main, Germany, Deutsche Bank AG at Große Gallusstr. 10-14, 60311 Frankfurt am Main, Germany, Merrill Lynch International at Neue Mainzer Strasse 52, 60311 Frankfurt am Main, Germany, and Citigroup Global Markets Limited at Reuterweg 16, 60323 Frankfurt am Main, Germany.

DIVIDEND POLICY AND EARNINGS PER SHARE

General Provisions Relating to Profit Allocation and Dividend Payments

The shareholders’ share of profits is determined based on their respective interests in the Company’s share capital. In a German stock corporation (Aktiengesellschaft), resolutions concerning the distribution of dividends for a given fiscal year, and the amount and payment date thereof, are adopted by the general shareholders’ meeting of the subsequent fiscal year upon a joint proposal by the Management Board and the Supervisory Board. Dividends may only be distributed from the distributable profit of the Company. The distributable profit is calculated based on the Company’s stand-alone annual financial statements prepared in accordance with the accounting principles of the German Commercial Code (Handelsgesetzbuch). Accounting regulations under the German Commercial Code differ from IFRSs in material respects. When determining the amount available for distribution, net income for the year must be adjusted for profit/loss carryforwards from the prior year and release of or allocations to reserves. Certain reserves are required to be set up by law and must be deducted when calculating the profit available for distribution. The Management Board must prepare the financial statements (balance sheet, income statement and notes to the financial statements) and the management report for the previous fiscal year by the statutory deadline, and present these to the Supervisory Board and the auditors immediately after preparation. At the same time, the Management Board and Supervisory Board must present a proposal for the allocation of the Company’s distributable profit pursuant to Section 170 of the German Stock Corporation Act. According to Section 171 of the German Stock Corporation Act, the Supervisory Board must review the financial statements, the Management Board’s management report and the proposal for the allocation of the distributable profit, and report to the general shareholders’ meeting in writing on the results. The Supervisory Board must submit its report to the Management Board within one month after the documents were received. If the Supervisory Board approves the financial statements after its review, these are deemed adopted unless the Management Board and Supervisory Board resolve to assign adoption of the financial statements to the general shareholders’ meeting. If the Management Board and Supervisory Board choose to allow the general shareholders’ meeting to adopt the financial statements, or if the Supervisory Board does not approve the financial statements, the Management Board must convene a general shareholders’ meeting without delay. The general shareholders’ meeting’s resolution on the allocation of the distributable profit must be passed with a simple majority of votes. If the Management Board and Supervisory Board adopt the financial statements, they can allocate an amount of up to half of the Company’s net income for the year to other surplus reserves. Additions to the legal reserves and loss carry-forwards must be deducted in advance when calculating the amount of net income for the year to be allocated to other surplus reserves.

Dividends resolved by the general shareholders’ meeting are paid annually shortly after the general shareholders’ meeting, as provided in the dividend resolution, in compliance with the rules of the respective clearing system. Generally, withholding tax (Kapitalertragsteuer) of 25 percent plus a 5.5 percent solidarity surcharge thereon is withheld from the dividends paid. For more information on the taxation of dividends, see “Taxation in the Federal Republic of Germany — Taxation of Shareholders.” Dividend payment claims are subject to a three-year standard limitation period. If dividend payment claims expire, then the Company becomes the beneficiary of the dividends. Details concerning any dividends resolved by the general shareholders’ meeting and the paying agents named by the Company in each case will be published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) and in at least one national newspaper designated for exchange notices by the Frankfurt Stock Exchange.

Dividend Policy and Earnings Per Share

No earnings were available for distribution as a dividend for the 2008 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2008. Subject to market conditions, the Company intends to retain future earnings, if any, for investment in the development and expansion of its business and not pay any dividends.

Infineon has not declared or paid any dividend during the 2006, 2007 and 2008 fiscal years.

Basic and diluted loss per share for the 2006 and 2007 fiscal years based on the Company’s consolidated financial statements prepared in accordance with U.S. GAAP amounted to losses of €0.36 and €0.49, respectively. Basic and diluted loss per share attributable to shareholders of Infineon Technologies AG for the 2007 and 2008 fiscal years based on the Company’s consolidated financial statements prepared in accordance with IFRS amounted to losses of €0.46 and €3.91, respectively. Basic and diluted loss per share attributable to shareholders of Infineon Technologies AG for the six months ended March 31, 2008 and 2009 amounted to losses of €2.58 and €0.82, respectively.

CAPITALIZATION

The following table shows Infineon’s capitalization (including financial debt) and net indebtedness as of May 31, 2009 and following completion of the Offering (assuming the successful placement of all of the New Shares at the Subscription Price).

	As of May 31,	After completion of
	2009(2)(5)	the Offering(1)(2)(3)
	(in € millions)

Current liabilities	1,250	1,250
Guaranteed	—	—
Secured	—	—
Unguaranteed/Unsecured	1,250	1,250
Non-current liabilities	1,119	1,099
Guaranteed(4)	691	671
Secured	1	1
Unguaranteed/Unsecured	427	427
Total equity attributable to shareholders of Infineon Technologies AG	1,663	2,340
Ordinary share capital	1,499	2,173
Additional paid-in capital	6,041	6,042
Accumulated deficit	(5,875)	(5,873)
Other components of equity	(2)	(2)
Number of shares in the Company	749,742,085	1,086,742,085
Cash and cash equivalents	742	1,399
Available-for-sale financial assets	159	159
Gross Cash Position	901	1,558
Trade and other receivables	471	471
Other current financial assets	46	46
Short-term debt	113	113
Current maturities of long-term debt	53	53
Trade and other payables	325	325
Other current financial liabilities	80	80
Current financial liabilities	571	571
Net current financial assets	847	1,504
Other non-current financial assets	115	115
Long-term debt	898	878
Other non-current financial liabilities	3	3
Net non-current financial liabilities	(786)	(766)
Net financial assets	61	738
Minority interests	56	56

Notes

(1)	Figures reflect an assumption of the placement of all of the 337,000,000 New Shares and issue proceeds in the amount of €675 million after deduction of Offering Expenses of approximately €50 million, see “Reasons for the Offering and Use of Proceeds.”

(2)	Unaudited.

(3)	Figures reflect the repurchases of an aggregate nominal amount of €22 million of the Convertible Notes due 2010 and Exchangeable Notes due 2010 during the period from May 31, 2009 to June 30, 2009, for a total purchase price of approximately €19 million, excluding related fees and expenses.

(4)	Infineon Technologies AG, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. Such guarantees, principally relate to certain consolidated subsidiaries’ third-party debt, especially to convertible and exchangeable notes issued.

(5)	The figures as of May 31, 2009 have not been audited or reviewed, but were extracted from the books and records of the Company.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measures Taken to Date to Improve Infineon’s Financial Condition.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements — Statement of Working Capital” for the working capital statement of Infineon.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION PREPARED IN ACCORDANCE WITH IFRS

For periods beginning October 1, 2008, Infineon has prepared its consolidated financial statements in accordance with IFRS. In connection with Infineon’s transition to IFRS, Infineon has prepared financial statements for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007) in accordance with IFRS. Below, Infineon presents its selected consolidated statements of operations data, selected consolidated statement of cash flows data and selected segment data for the 2007 and 2008 fiscal years and the six months ended March 31, 2008 and 2009, and selected consolidated balance sheet data at September 30, 2007 and 2008 and at March 31, 2009, derived from Infineon’s consolidated IFRS financial statements. The selected consolidated statements of operations data, and selected consolidated statement of cash flows data for the 2007 and 2008 fiscal years and the selected consolidated balance sheet data at September 30, 2007 and 2008, prepared in accordance with IFRS, have been extracted from financial statements, which appear in this Prospectus beginning on page F-4. Infineon also presents selected consolidated statements of operations and statements of cash flows for the six month ended March 31, 2008 and 2009, and selected consolidated balance sheet data at March 31, 2009, derived from Infineon’s condensed consolidated IFRS financial statements, which appear in this Prospectus beginning on page F-233.

Infineon also issued consolidated financial statements in accordance with U.S. GAAP as of and for the fiscal year ended September 30, 2008 since U.S. GAAP were considered the primary accounting principles for that period. These financial statements are not included in this Prospectus,

The following summary of financial information should be read together with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements included in this Prospectus and the related notes, and the additional financial information contained elsewhere in this Prospectus.

Selected Data from the Consolidated Statements of Operations

	For the years ended		For the six months ended
	September 30,(1)		March 31,(1)(2)
	2007	2008	2008	2009
	(IFRS) (€ in millions, except per share data)

Revenue	4,074	4,321	2,139	1,577
Income (loss) from continuing operations before income taxes	(44)	(147)	82	(264)
Income (loss) from continuing operations	(43)	(188)	59	(266)
Loss from discontinued operations, net of income taxes	(327)	(3,559)	(2,543)	(396)
Net loss	(370)	(3,747)	(2,484)	(662)
Attributable to:
Minority interests	(23)	(812)	(552)	(49)
Shareholders of Infineon Technologies AG	(347)	(2,935)	(1,932)	(613)
Basic and diluted earnings (loss) per share from continuing operations	(0.08)	(0.33)	0.06	(0.36)
Basic and diluted loss per share from discontinued operations	(0.38)	(3.58)	(2.64)	(0.46)

Basic and diluted loss per share	(0.46)	(3.91)	(2.58)	(0.82)

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the results of Qimonda are reported as discontinued operations in the Selected Consolidated Statements of Operations data for the fiscal years ended September 30, 2007 and 2008 and for the six months ended March 31, 2008 and 2009. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

Selected Data from the Consolidated Balance Sheet

			As of
	As of September 30,(1)		March 31,(1)(2)
	2007	2008	2009
	(IFRS) (€ in millions)

Cash and cash equivalents	1,809	749	532
Available-for-sale financial assets	417	134	133
Working capital(1) (deficit)	(43)	86	(28)
Assets classified as held for disposal	303	2,129	6
Total assets	10,599	6,982	3,977
Short-term debt and current maturities of long-term debt	336	207	170
Liabilities associated with assets held for disposal	129	2,123	—
Long-term debt	1,227	963	816
Total equity	6,004	2,161	1,703

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the assets and liabilities of Qimonda have been reclassified as held for disposal in the Selected Consolidated Balance Sheet data as of March 31, 2009 and as of September 30, 2008. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

(2)	Working capital consists of current assets less short-term liabilities, cash and cash equivalents, available-for-sale financial assets and net assets held for disposal.

Selected Data from the Consolidated Statements of Cash Flows

	For the years ended		For the six months ended
	September 30,(1)		March 31,(1)(2)
	2007	2008	2008	2009
	(IFRS) (€ in millions)

Net cash provided by (used in) operating activities from continuing operations	256	580	149	(65)
Net cash provided by (used in) operating activities	1,251	(84)	(121)	(463)
Net cash provided by (used in) investing activities from continuing operations	(48)	(665)	(894)	31
Net cash provided by (used in) investing activities	(917)	(662)	(1.021)	52
Net cash used in financing activities from continuing operations	(214)	(230)	(97)	(180)
Net cash (used in) provided by financing activities	(525)	113	103	(220)
Net decrease in cash and cash equivalents from discontinued operations	(185)	(318)	(197)	(417)
Net decrease in cash and cash equivalents	(191)	(633)	(1,039)	(631)

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the cash flows of Qimonda are reported as net cash provided by (used in) activities from discontinued operations in the separate line below cash flows from continuing operations. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

Selected Segment Data

Selected Operating Segment Data

Effective October 1, 2008, Infineon reorganized its main business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. Segment results for the fiscal years ended September 30, 2007 and 2008 have been reclassified to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information. These reclassified segment results are not included in the consolidated financial statements for the 2008 fiscal year prepared in accordance with IFRS, which appear in this Prospectus beginning on page F-4. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

Infineon has two additional segments for reporting purposes, its Other Operating Segments, which includes remaining activities for certain product lines that have been disposed of and for other business activities, and its Corporate and Eliminations segment, which contains items not allocated to its operating segments, such as certain corporate headquarters’ costs and unabsorbed excess capacity.

Effective as of May 1, 2006 through September 30, 2008, Infineon was organized in three major operating segments. Two of these segments were application focused: Automotive, Industrial & Multimarket and Communication Solutions. The other segment was the memory product business of Qimonda. These operating segments are reflected in Infineon’s consolidated financial statements for the fiscal years ended September 30, 2006, 2007 and 2008, prepared in accordance with U.S. GAAP.

Beginning October 1, 2008, the Management Board uses the financial measure Segment Result to assess the operating performance of Infineon’s reportable segments and as a basis for allocating resources among the segments.

	For the years ended
	September 30,				For the six months ended March 31,(1)
	2007		2008		2008	2009
	(IFRS) (€ in millions)

Automotive
Revenue(2)	1,267	(1)	1,257	(1)	634	395
Segment Result	122	(1)	105	(1)	48	(121)
Industrial & Multimarket
Revenue(2)	1,188	(1)	1,171	(1)	567	427
Segment Result	127	(1)	134	(1)	49	(5)
Chip Card & Security
Revenue(2)	438	(1)	465	(1)	237	171
Segment Result	20	(1)	52	(1)	36	(9)
Wireless Solutions
Revenue(3)(4)(5)	637	(1)	941	(1)	450	401
Segment Result	(126	)(1)	(18	)(1)	2	(73)
Wireline Communications(10)
Revenue(3)	414	(1)	420	(1)	208	167
Segment Result	(16	)(1)	12	(1)	7	3
Other Operating Segments
Revenue(2)(6)(7)	343	(1)	169	(1)	123	10
Segment Result	2	(1)	(3	)(1)	7	(4)
Corporate and Eliminations
Revenue(8)(9)	(213)		(102)		(80)	6
Segment Result	7	(1)	(24	)(1)	(2)	(3)
Total

Revenue	4,074		4,321		2,139	1,577

Segment Result	136	(1)	258	(1)	147	(212)

Notes

(1)	Unaudited.

(2)	In Infineon’s IFRS financial statements as of and for the fiscal year ended September 30, 2008, Infineon recorded €3,017 million and €2,963 million in revenue in the former Automotive, Industrial & Multimarket segment for the 2007 and 2008 fiscal year, respectively. Following reclassification to reflect the current segment structure, these amounts are mostly allocated to the Automotive segment, the Industrial & Multimarket segment and the Chip Card & Security segment, while €124 million and €70 million for the 2007 and 2008 fiscal year, respectively, relating to the HDD business, are now recorded under Other Operating Segments.

(3)	In its IFRS financial statements as of and for the fiscal year ended September 30, 2008, Infineon recorded €1,051 million and €1,360 million in revenue for its Communication Solutions segment for the 2007 and 2008 fiscal year, respectively. Following reclassification to reflect the current segment structure, these amounts are mostly allocated to the Wireless Solutions and Wireline Communications segments.

(4)	Includes inter-segment revenues of €30 million and €10 million for the fiscal years ended September 30, 2007 and 2008, respectively, from sales of wireless communication applications to Qimonda.

(5)	Includes revenues of €8 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(6)	Includes inter-segment revenues of €189 million and €79 million for the fiscal years ended September 30, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(7)	Includes revenues of €70 million for the six months ended March 31, 2008 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(8)	Includes the elimination of inter-segment revenues of €219 million and €89 million for the fiscal years ended September 30, 2007 and 2008, respectively, since these sales were not expected to be part of the Qimonda disposal plan.

(9)	Includes the elimination of revenues of €78 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

(10)	On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

Selected Geographic Information

	For the years ended		For the six months ended
	September 30,(1)		March 31,(1)(2)
	2007	2008	2008	2009
	(IFRS) (€ in millions)

Revenue
Germany	907	924	460	315
Other Europe	888	818	409	286
North America	564	503	282	164
Asia/Pacific	1,450	1,800	848	720
Japan	213	198	104	72
Other	52	78	36	20

Total	4,074	4,321	2,139	1,577

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the results of Qimonda are reported as discontinued operations in the Selected Consolidated Statements of Operations data for the fiscal years ended September 30, 2007 and 2008 and for the six months ended March 31, 2008 and 2009. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

Selected Other Key Financial Data

	For the years ended
	September 30,(1)				For the six months ended March 31,(1)
	2007		2008		2008		2009
	(IFRS) (€ in millions, except employee data)

Capital Expenditures	498		312		170		69
Employees (at end of period)	43,079	(2)	41,343	(3)	42,837	(4)	26,362

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the cash flows of Qimonda are reported as net cash provided by (used in) activities from discontinued operations in the Selected Consolidated Statements of Cash Flow data for all periods presented. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. Subsequent to the deconsolidation, the employees of Qimonda are no longer reported in the Company’s consolidated financial statements. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Including 13,481 employees of Qimonda.

(3)	Including 12,224 employees of Qimonda.

(4)	Including 13,298 employees of Qimonda.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION PREPARED IN ACCORDANCE WITH U.S. GAAP

For periods prior to October 1, 2008, Infineon prepared its financial statements in accordance with U.S. GAAP. Below, Infineon presents selected consolidated statements of operations data, selected consolidated statements of cash flows data and selected segment data for the 2006 and 2007 fiscal years and selected consolidated balance sheet data at September 30, 2006 and 2007 derived from its consolidated U.S. GAAP financial statements. The selected consolidated statements of operations data, selected consolidated statements of cash flows data and selected segment data for the 2006 and 2007 fiscal years and the selected consolidated balance sheet data at September 30, 2006 and 2007, prepared in accordance with U.S. GAAP, have been extracted from the consolidated financial statements as of and for the fiscal year ended September 30, 2007 (with comparative figures as of and for the fiscal year ended September 30, 2006), which appear in this Prospectus beginning on page F-88.

Selected financial information prepared in accordance with IFRS as of and for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007) is included in the section headed “Summary Selected Consolidated Financial and Operating Information prepared in accordance with IFRS.”

The following summary of financial information should be read together with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements included in this Prospectus and the related notes, and the additional financial information contained elsewhere in this Prospectus.

Selected Data from the Consolidated Statements of Operations

	For the years ended September 30,
	2006	2007
	(U.S. GAAP) (€ in millions, except per share data)

Total net sales	7,929	7,682
Loss before income taxes	(107)	(254)
Net loss	(268)	(368)
Basic and diluted loss per share	(0.36)	(0.49)

Selected Data from the Consolidated Balance Sheets

	For the years ended September 30,
	2006	2007
	(U.S. GAAP) (€ in millions)

Cash and cash equivalents	2,040	1,819
Marketable securities	615	475
Working capital(1) (deficit)	(279)	(18)
Assets classified as held for disposal	—	272
Total assets	11,185	10,679
Short-term debt and current maturities	797	336
Liabilities associated with assets held for disposal	—	117
Long-term debt, excluding current portion	1,208	1,376
Total shareholders equity	5,315	4,914

Notes

(1)	Working capital consists of current assets less short-term liabilities, cash and cash equivalents, marketable securities and net assets held for disposal.

Selected Data from the Consolidated Statements of Cash Flows

	As of September 30,
	2006	2007
	(U.S. GAAP) (€ in millions)

Net cash provided by operating activities	1,003	1,207
Net cash used in investing activities	(853)	(867)
Net cash (used in) provided by financing activities	762	(521)
Net increase (decrease) in cash and cash equivalents	892	(221)

Selected Segment Data

Selected Operating Segment Data

Effective as of May 1, 2006 through September 30, 2008, Infineon was organized in three major operating segments. Two of these segments were application focused: Automotive, Industrial & Multimarket and Communication Solutions. The other segment was the memory product business of Qimonda. The Management Board used the financial measure earnings before interest and taxes (“EBIT”) to assess the operating performance of Infineon’s reportable segments and as a basis for allocating resources among the segments.

	For the years ended September 30,
	2006	2007
	(U.S. GAAP) (€ in millions)

Automotive, Industrial & Multimarket
Net sales	2,839	3,017
EBIT	246	300
Communication Solutions(4)
Net sales(1)	1,205	1,051
EBIT	(231)	(160)
Other Operating Segments
Net sales(2)	310	219
EBIT	4	(12)
Corporate and Eliminations
Net sales(3)	(240)	(213)
EBIT	(236)	(177)
Qimonda
Net sales	3,815	3,608
EBIT	202	(207)
Total

Net sales	7,929	7,682

EBIT	(15)	(256)

Notes

(1)	Includes inter-segment sales of €0 and €30 million for the fiscal years ended September 30, 2006 and 2007, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €256 and €189 million for the fiscal years ended September 30, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €256 and €219 million for the fiscal years ended September 30, 2006 and 2007, respectively, since these sales were not expected to be part of the Qimonda disposal plan.

(4)	On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, which was part of the Communication Solutions segment, and such sale is expected to close in the fall of 2009.

Selected Geographic Information

	For the years ended September 30,
	2006	2007
	(U.S. GAAP) (€ in millions)

Net sales
Germany	1,327	1,164
Other Europe	1,360	1,218
North America	2,126	1,887
Asia/Pacific	2,498	2,632
Japan	461	661
Other	157	120

Total	7,929	7,682

Selected Other Key Financial Data

	For the years ended September 30,
	2006		2007
	(U.S. GAAP) (€ in millions, except employee data)

Capital Expenditures	1,253		1,375
Employees (at end of period)	41,651	(1)	43,079	(2)

Notes

(1)	Including 11,802 employees of Qimonda.

(2)	Including 13,481 employees of Qimonda.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of Infineon’s consolidated financial condition and results of operations should be read in conjunction with Infineon’s audited consolidated financial statements and other financial information included elsewhere in this Prospectus.

For periods beginning October 1, 2008, Infineon has prepared its financial statements in accordance with IFRS. In connection with Infineon’s transition to IFRS, Infineon has prepared financial statements for the year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007) in accordance with IFRS. The financial information included in the following presentation as of and for the fiscal years ended September 30, 2007 and 2008 were derived from the consolidated financial statements (prepared in accordance with IFRS) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007), which appear in this Prospectus beginning on page F-4. The financial information included in the following presentation as of and for the six months ended March 31, 2008 and 2009 were derived from the unaudited condensed consolidated financial statements (prepared in accordance with IFRS) of Infineon Technologies AG as of and for the six months ended March 31, 2009 (with comparative figures as of and for the six months ended March 31, 2008), which appear in this Prospectus beginning on page F-233.

For periods prior to October 1, 2008, Infineon prepared its financial statements in accordance with U.S. GAAP. The financial information included in the following presentation as of and for the fiscal years ended September 30, 2006 and 2007 were derived from the audited consolidated financial statements (prepared in accordance with U.S. GAAP) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2007 (with comparative figures as of and for the fiscal years ended September 30, 2005 and 2006), which appear in this Prospectus beginning on page F-88.

This discussion and analysis of Infineon’s consolidated financial condition and results of operations contains forward-looking statements. See “General Information — Forward-Looking Statements.” Statements that are not historical facts, including statements about Infineon’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and Infineon undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Infineon cautions potential investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” and elsewhere in this Prospectus.

Infineon’s Business

Infineon designs, develops, manufactures and markets a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Infineon’s products include standard commodity components, full-custom devices, semi-custom devices, and application-specific components for analog, digital, and mixed-signal applications. Infineon has operations, investments, and customers located mainly in Europe, Asia and North America.

Infineon’s main business is currently organized in five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications:

•	The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, Infineon offers corresponding system know-how and support to its customers.

•	The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

•	The Chip Card & Security segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in chip card and security applications.

•	The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

•	The Wireline Communications segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

Infineon’s current segment structure reflects a reorganization of its operations effective October 1, 2008. Segment results for the fiscal years ended September 30, 2007 and 2008 and the six months ended March 31, 2008 and 2009 have been reclassified to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information. These reclassified segment results are not included in the consolidated financial statements for the 2008 fiscal year prepared in accordance with IFRS, which appear in this Prospectus beginning on page F-4.

Infineon has two additional segments for reporting purposes, its Other Operating Segments, which includes remaining activities for certain product lines that have been disposed of and for other business activities, and its Corporate and Eliminations segment, which contains items not allocated to its operating segments, such as certain corporate headquarters’ costs, strategic investments, unabsorbed excess capacity and restructuring costs.

Effective as of May 1, 2006 through September 30, 2008, Infineon was organized in three major operating segments. Two of these segments were application focused: Automotive, Industrial & Multimarket and Communication Solutions. The other segment was the memory product business of Qimonda. These operating segments are reflected in Infineon’s consolidated financial statements for the fiscal years ended September 30, 2006, 2007 and 2008, prepared in accordance with U.S. GAAP.

Infineon currently holds a 77.5 percent interest in the memory products company Qimonda, which was carved out from Infineon in 2006. During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a result, Infineon reports the historical results of Qimonda as discontinued operations in its consolidated statements of operations in the fiscal years ended September 30, 2007 and 2008, and the six months ended March 31, 2008 and 2009, and its assets and liabilities as held for disposal in the consolidated balance sheet as of March 31, 2009 and September 30, 2008. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed for an application to commence insolvency, and formal insolvency proceedings were opened in the local registry court in Munich on April 1, 2009. As a result of the application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. The future of Qimonda remains highly uncertain. See “Risk Factors — Risks Relating to the Company and the Market — Infineon may face significant liabilities as a result of the insolvency of Qimonda.”

Measures Taken to Date to Improve Infineon’s Financial Condition

Infineon has taken the following measures to date with the goal of cutting costs, reducing debt, preserving cash and otherwise improving its financial condition:

Repurchase of the New Convertible Notes due 2010 and Exchangeable Notes due 2010

During the 2008 fiscal year, Infineon repurchased an aggregate nominal amount of €100 million of its Convertible Notes due 2010.

Since September 30, 2008, Infineon has continued to repurchase its Convertible Notes due 2010 and Exchangeable Notes due 2010. In particular, on May 5, 2009, the Company invited holders of the Convertible Notes due 2010 and Exchangeable Notes due 2010 to submit offers to sell their Convertible Notes due 2010 and Exchangeable Notes due 2010 to Infineon. Through this invitation and other direct purchases, the Company purchased an aggregate nominal amount of €246 million of the Convertible Notes due 2010 and Exchangeable Notes due 2010 during the period from September 30, 2008 to June 30, 2009, for a total purchase price of approximately €161 million, excluding related fees and expenses.

On June 30, 2009, the outstanding nominal amount of the Convertible Notes due 2010 was €522 million, and the outstanding nominal amount of the Exchangeable Notes due 2010 was €48 million.

Cost Reduction Measures

To address rising risks in the current market environment, adverse currency trends and below benchmark margins, Infineon implemented its cost-reduction program “IFX10+” in the third quarter of the 2008 fiscal year. Subsequent to the end of the 2008 fiscal year, and in light of continuing adverse developments in general economic conditions and in its industry, Infineon identified significant further costs savings in addition to those originally anticipated. Infineon expects that this program will result in significant annualized cost savings in the next fiscal year, primarily through measures in the following areas:

•	product portfolio management to eliminate unprofitable or insufficiently profitable product families and to increase efficiency in R&D;

•	reduction of manufacturing costs and optimization of the value chain;

•	improved efficiency of processes and tasks in the fields of general and administrative expenses, R&D, and marketing and sales;

•	re-organization of Infineon’s structure along its target markets. Starting October 1, 2008, Infineon is divided into five segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications; and

•	reductions in workforce.

During the 2008 fiscal year, Infineon incurred restructuring charges of €188 million, which are primarily related to the IFX10+ cost-reduction program.

Infineon initially expected to reach annual savings of at least €200 million, but increased annual savings expectations in December 2008 to at least €250 million. In response to the continued and increasingly severe deterioration in the general market environment, Infineon implemented additional substantial cost reductions and cash savings were achieved, and in February 2009 Infineon increased targeted savings to €600 million for the 2009 fiscal year compared to actual costs in the 2008 fiscal year, some of which are temporary in nature and €200 million of which related to savings in operating expenses and €400 million to manufacturing costs savings.

The Company’s operating expenses for the three months ended June 30, 2009 decreased by €88 million when compared to the three months ended September 30, 2008. Company management believes that these savings are mainly due to its IFX 10+ cost reduction program.

In the second quarter of the 2009 fiscal year, Infineon continued to make significant progress in reducing the number of employees. As of March 31, 2009, Infineon employed 26,362 employees compared to 29,119 employees as of September 30, 2008. As of June 30, 2008, Infineon employed 26,108 employees. In connection with the sale of the Wireline Communications business, approximately 900 employees will be transferred to Wireline Holdings, of which 600 employees are from the Wireline Communications division and 300 employees are currently working in central functions mainly for the Wireline Communications segment.

Issuance of New Notes

On May 26, 2009, the Company, through its subsidiary Infineon Technologies Holding B.V., issued €196 million in New Convertible Notes due 2014 at a discount of 7.2 percent in an offering to institutional investors guaranteed by the Company. The notes are convertible, at the option of the holders of the notes, into a maximum of 74.9 million ordinary shares of the Company, at a conversion price of €2.61 per share through maturity. The notes accrue interest at 7.5 percent per year. The principal of the notes is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The coupons of the notes are secured and unsubordinated. The noteholders have a negative pledge relating to future capital market indebtedness and an early redemption option in the event of a change of control. The Company may redeem the New Convertible Notes due 2014 after two and a half years at their nominal amount plus interest accrued thereon, if the Company’s closing share price exceeds 150 percent of the conversion price on 15 out of the last 30 consecutive trading days. The notes are listed on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange.

Divestiture of the Wireline Communications Business

On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business for cash consideration of €250 million. The majority of the purchase price is payable at closing, which is expected to occur in the fall of 2009, with €20 million of the purchase price being payable 9 months after the closing date. Infineon is selling the Wireline Communications business in order to focus on the further development of its main business, its strategy and strong position in the key areas of energy efficiency, security and communications, while at the same time further improving its balance sheet and strengthening its liquidity position. The sale is expected to close in the fall of 2009. The sale of the Wireline Communications business will allow Infineon to concentrate on its four remaining operating segments. Golden Gate Private Equity is expected to support the Wireline Communications business in its continued development of innovative broadband products and other growth opportunities in the wireline communications market. See “Business — Acquisitions, Dispositions and Discontinued Operations — Sale of Wireline Communications business.”

The Semiconductor Industry and Factors that Impact Infineon’s Business

Infineon’s business and the semiconductor industry generally are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand.

Cyclicality

The market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. According to iSuppli (May 2009), the overall market growth compared to the previous year was 10 percent in 2006 and four percent in 2007, before shrinking by five percent in 2008. iSuppli (May 2009) predicts that the overall market will contract by approximately 24 percent in the 2009 calendar year.

The industry’s cyclicality results from a complex set of factors, including, in particular, fluctuations in demand for the end products that use semiconductors and fluctuations in the manufacturing capacity available to produce semiconductors. Semiconductor fabs can take several years to plan, construct, and begin operations. Semiconductor manufacturers have in the past made capital investments in plant and equipment during periods of favorable market conditions, in response to anticipated demand growth for semiconductors. If more than one of these newly built fabs comes on-line at approximately the same time, the supply of chips to the market can be vastly increased. Without sustained growth in demand, this cycle has typically led to manufacturing over-capacity and oversupply of products, which in turn has led to sharp drops in semiconductor prices. When prices drop, manufacturers have in the past cut back on investing in new fabs. As demand for chips grows over time, without additional fabs coming on-line, prices tend to rise, leading to a new cycle of investment. The semiconductor industry has generally been slow to react to declines in demand, due to its capital-intensive nature and the need to make commitments for equipment purchases well in advance of planned expansion.

Infineon attempts to mitigate the impact of cyclicality by investing in manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle. See “Risk Factors — Infineon operates in a highly cyclical industry and its business has in the past suffered, is currently suffering and could again suffer from periodic downturns.”

Substantial Capital and R&D Expenditures

Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large capital investments. The top 10 capital spenders in the industry, according to IC Insights, account for approximately 60 percent of the industry’s projected 2009 capital spending budgets. Manufacturing processes and product designs are based on leading-edge technologies that require considerable R&D expenditures. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability. See “Risk Factors — In difficult market conditions, Infineon’s high fixed costs adversely affect its results.”

Because pricing, for commodity products in particular, is market-driven and largely beyond Infineon’s control, a key factor in achieving and maintaining profitability is to continually lower per-unit costs by reducing total costs and by increasing unit production output through productivity improvements.

To reduce total costs, Infineon intends to share the costs of its R&D and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing. Infineon believes that cooperation in alliances for R&D, as well as manufacturing and foundry partnerships, provide it with a number of important benefits, including the sharing of risks and costs, reductions in its own capital requirements, acquisitions of technical know-how, and access to additional production capacities. Infineon’s principal alliances are with IBM, Chartered Semiconductor Manufacturing Ltd., Singapore (“Chartered Semiconductor”) and Samsung Electronics Co. Ltd., Seoul, Korea (“Samsung”) for CMOS development and manufacturing at 65-nanometer, 45-nanometer, and 32-nanometer process technologies. Furthermore, Infineon has established foundry relationships with United Microelectronics Corporation, Taipei, Taiwan (“UMC”) for 130-nanometer and 90-nanometer manufacturing and with Taiwan Semiconductor Manufacturing Corporation (“TSMC”), particularly with respect to leading-edge CMOS products for wireless communications down to 90-nanometer. In the backend field, in August 2008, Infineon, STMicroelectronics NV and STATS ChipPAC Ltd. announced an agreement to jointly develop the next-generation of embedded Wafer-Level Ball Grid Array (“eWLB”) technology, based on its first-generation technology, for use in manufacturing future-generation semiconductor packages. This project will build on Infineon’s existing eWLB packaging technology, which Infineon has licensed to its development partners. The new R&D effort, for which the resulting intellectual property (“IP”) will be jointly owned by the three companies, will focus on using both sides of a reconstituted wafer to provide solutions for semiconductor devices with a higher integration level and a greater number of contact elements.

Infineon expects to continue to increase unit production output through improvements in manufacturing, which is achieved by producing chips with smaller structure sizes and by producing more chips per silicon wafer (by using larger wafers). Currently, a substantial portion of Infineon’s standard CMOS manufacturing capacity is based on 130-nanometer structure sizes. Infineon’s 130-nanometer process technology, with up to eight layers of copper metallization, is in full production at several manufacturing sites, including Infineon’s Dresden facility. Additional 130-nanometer process options have been developed to fulfill the needs of specialty applications. Infineon’s 90-nanometer technology is in production. Infineon is currently qualifying 65-nanometer technology at several manufacturing partners and has begun to develop products based on 40-nanometer technology which is currently planned to be manufactured initially at one of its manufacturing partner’s facilities.

Approximately half of Infineon’s fab capacity is used for the manufacture of power semiconductors used in automotive and industrial applications. Infineon has front-end power semiconductor manufacturing sites in Regensburg, Germany, in Villach, Austria, and in Kulim, Malaysia. Infineon continues to focus on innovation for power semiconductors, introducing power copper metallization and special processes to fabricate ever thinner wafers to optimize electrical resistance.

Technological Development and Competition

Infineon’s products generally have a certain degree of application specification. Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. Unit sales prices typically decline over time as technological developments occur.

Infineon aims to offset the effects of declining unit sales prices on total net sales by optimizing product mix, by increasing unit sales volume and by continually reducing per-unit production costs. The growth in volume depends in part on productivity improvements in manufacturing.

Seasonality

Infineon’s sales are affected by seasonal and cyclical influences, with sales historically strongest in its fourth fiscal quarter. These short cycles are influenced by longer cycles that are a response to innovative technical solutions from Infineon’s customers that incorporate its products. The short-term and mid-term cyclicality of Infineon’s sales reflects the supply and demand fluctuations for products that contain its semiconductors. If anticipated sales or shipments do not occur when expected, expenses and inventory levels in a given quarter can be disproportionately high, and Infineon’s results of operations for that quarter, and potentially for future quarters, may be adversely affected.

Product Development Cycles

The cycle for test, evaluation and adoption of Infineon’s products by customers before the start of volume production can range from several months to more than one year or even several years for automotive products. Due to this lengthy cycle, Infineon may experience significant delays from the time it incurs expenses for R&D, marketing efforts, and investments in inventory, to the time Infineon generates corresponding revenue, if any.

Acquisition and Divestiture Strategy

Two key elements of Infineon’s core business strategy are to seek to reduce the time required to develop new technologies and products and bring them to market, and to optimize its existing product offerings, market coverage, engineering workforce, and technological capabilities. Infineon plans to continue to evaluate strategic opportunities as they arise, including business combination transactions, strategic relationships, capital investments, and the purchase or sale of assets or businesses.

Intellectual Property

Due to the high-technology nature of the semiconductor industry, intellectual property or IP, meaning intangible assets relating to proprietary technology, is of significant importance. Infineon also derives modest revenues from the licensing of its IP, generally pursuant to cross licensing arrangements.

Challenges that Lie Ahead

Going forward, Infineon’s success will remain highly dependent on its ability to stay at the leading edge of technology development, and to continue to optimize its product portfolio. Infineon must achieve both objectives to ensure that it has the flexibility to react to fluctuations in market demand for different types of semiconductor products. Infineon believes that the ability to offer, and the flexibility to manufacture, a broad portfolio of products will be increasingly important to its long-term success in many markets within the semiconductor industry. Establishing and maintaining advantageous technology, development and manufacturing alliances, including the use of third-party foundries, and continuing its efforts to broaden its product portfolio while focusing on its core competencies will make it easier for Infineon to respond to changes in market conditions and to improve its financial performance.

Results of Operations

The following table presents the various line items in Infineon’s consolidated statements of operations for the 2007 and 2008 fiscal years and for the six months ended March, 31 2008 and 2009, prepared in accordance with IFRS, as well as expressing them as a percentage of revenue.

	For the years ended September 30,(1)				For the six months ended March 31,(1)(2)
	2007		2008		2007		2008
	€	Percentage	€	Percentage	€	Percentage	€	Percentage
(IFRS)	in million	of revenue	In million	of revenue	in million	of revenue	in million	of revenue

Revenue	4,074	100.0%	4,321	100%	2,139	100%	1,577	100%
Cost of goods sold	(2,716)	(66.7)	(2,843)	(65.8)	(1,390)	(65.0)	(1,312)	(83.2)

Gross profit	1,358	33.3	1,478	34.2	749	35.0	265	16.8

Research and development expenses	(743)	(18.2)	(694)	(16.1)	(351)	(16.4)	(271)	(17.2)
Selling, and general administrative expenses	(504)	(12.4)	(565)	(13.1)	(270)	(12.6)	(222)	(14.1)
Other operating income	38	0.9	120	2.8	48	2.2	18	1.2
Other operating expenses	(57)	(1.4)	(366)	(8.4)	(39)	(1.8)	(50)	(3.2)

Operating income (loss)	92	2.2	(27)	(0.6)	137	6.4	(260)	(16.5)

Financial income	107	2.7	58	1.3	31	1.4	81	5.1
Financial expense	(243)	(6.0)	(182)	(4.1)	(88)	(4.1)	(88)	(5.6)
Income from investments accounted for using the equity method, net	—	—	4	—	2	0.1	3	0.2

(Loss) income from continuing operations before income taxes	(44)	(1.1)	(147)	(3.4)	82	3.8	(264)	(16.8)

Income tax benefit (expense)	1	—	(41)	(0.9)	(23)	(1.0)	(2)	(0.1)

(Loss) income from continuing operations	(43)	(1.1)	(188)	(4.3)	59	2.8	(266)	(16.9)

Loss from discontinued operations, net of income taxes	(327)	(8.0)	(3,559)	(82.4)	(2,543)	(118.9)	(396)	(25.1)

Net loss	(370)	(9.1)%	(3,747)	(86.7)%	(2,484)	(116.1)%	(662)	(42.0)%

Attributable to:
Minority interests	(23)	(0.6)%	(812)	(18.8)%	(552)	(25.8)%	(49)	(3,1)%
Shareholders of Infineon Technologies AG	(347)	(8.5)%	(2,935)	(67.9)%	(1,932)	(90.3)%	(613)	(38.9)%

Notes

(1)	Columns may not add up due to rounding.

(2)	Unaudited.

The following table presents the various line items in Infineon’s consolidated statements of operations for the 2006 and 2007 fiscal years, prepared in accordance with U.S. GAAP, as well as expressing them as a percentage of net sales.

	For the years ended September 30,(1)
	2006		2007
		Percentage		Percentage
(U.S. GAAP)	€ in million	of net sales	€ in million	of net sales

Net sales	7,929	100.0%	7,682	100.0%
Cost of goods sold	(5,854)	(73.8)	(6,092)	(79.3)

Gross profit	2,075	26.2	1,590	20.7

Research and development expenses	(1,249)	(15.8)	(1,169)	(15.2)
Selling, and general administrative expenses	(751)	(9.5)	(700)	(9.1)
Restructuring charges	(23)	(0.3)	(45)	(0.6)
Other operating expense, net	(108)	(1.4)	(46)	(0.6)

Operating loss	(56)	(0.8)	(370)	(4.8)

Interest expense, net	(92)	(1.2)	(33)	(0.4)
Equity in earnings of associated company, net	78	1.0	117	1.5
Gain on subsidiaries and associated company share issuance, net	19	0.2	—	0.0
Other non-operating income (expense), net	(33)	(0.4)	13	0.2
Minority interests	(23)	(0.3)	19	0.2

Loss before income taxes	(107)	(1.5)	(254)	(3.3)

Income tax expense	(161)	(2.0)	(79)	(1.0)

Loss before extraordinary loss	(268)	(3.5)	(333)	(4.3)
Extraordinary loss, net of tax	—	0.0	(35)	(0.5)

Net loss	(268)	(3.5)%	(368)	(4.8)%

Notes

(1)	Columns may not add up due to rounding.

Six Months Ended March 31, 2009 Compared with Six Months Ended March 31, 2008, based on the Unaudited Condensed Consolidated Financial Statements (IFRS) as of and for the Three and Six Months ended March 31, 2009

Revenue

Infineon generates revenues primarily from the sale of its semiconductor products and systems solutions. Infineon’s semiconductor products include a wide array of chips and components used in electronic applications ranging from wireless and wireline communication systems, to chip cards, to automotive electronics, and industrial applications.

Infineon’s revenues fluctuate in response to a combination of factors, including the following:

•	the global and regional economic cycles;

•	the market prices for Infineon’s products, including fluctuations in exchange rates that affect Infineon’s prices;

•	Infineon’s overall product mix and sales volume;

•	the stage of Infineon’s products in their respective life cycles;

•	the effects of competition and competitive pricing strategies; and

•	governmental regulations influencing Infineon’s markets (for example, energy efficiency regulations).

Infineon’s revenues decreased by 26 percent, from €2,139 million in the first half of the 2008 fiscal year to €1,577 million in the first half of the 2009 fiscal year. Infineon’s Automotive, Industrial & Multimarket and Chip Card & Security segments were most affected.

Revenue by Segment

	Six months ended March 31,
(IFRS)	2008		2009
	(€ in millions, except percentages)

Revenue:
Automotive	634	30%	395	25%
Industrial & Multimarket	567	26	427	27
Chip Card & Security	237	11	171	11
Wireless Solutions(1)	450	21	401	25
Wireline Communications	208	10	167	11
Other Operating Segments(2)	123	6	10	1
Corporate and Eliminations(3)	(80)	(4)	6	—

Total	2,139	100%	1,577	100%

Notes

(1)	Includes revenues of €8 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €70 million for the six months ended March 31, 2008, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenues of €78 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

•	Automotive — In the six months ended March 31, 2009, revenues of the Automotive segment decreased by 38 percent to €395 million, compared to €634 million in the six months ended March 31, 2008. This decrease mainly reflected the continuing demand-driven worldwide downturn in the automobile market as well as inventory adjustments in the value chain.

•	Industrial & Multimarket — In the six months ended March 31, 2009, revenues of the Industrial & Multimarket segment decreased by 25 percent to €427 million, compared to €567 million in the six months ended March 31, 2008. This decrease primarily resulted from weak demand for consumer products as well as inventory adjustments in the value chain.

•	Chip Card & Security — In the six months ended March 31, 2009, revenues of the Chip Card & Security segment decreased by 28 percent to €171 million, compared to €237 million in the six months ended March 31, 2008. This decrease was mainly driven by decreases in revenues from government identification and payment & communication applications.

•	Wireless Solutions — In the six months ended March 31, 2009, revenues of the Wireless Solutions segment decreased by 11 percent to €401 million, compared to €450 million in the six months ended March 31, 2008, mainly driven by a weakened demand due to the economic downturn and resulting decline in handset sales.

•	Wireline Communications — In the six months ended March 31, 2009, revenues of the Wireline Communications segment decreased by 20 percent to €167 million, compared to €208 million in the six months ended March 31, 2008. This decrease was mainly driven by the economic slowdown and inventory corrections in the supply chain.

•	Other Operating segments — In the six months ended March 31, 2009, revenues of other operating segments decreased by 92 percent to €10 million, compared to €123 million in the six months ended March 31, 2008. Revenues of other operating segments in the six months ended March 31, 2008 comprised mainly revenues from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement, which revenues have been eliminated in the Corporate and Eliminations segment. Effective November 30, 2007, Qimonda canceled the foundry agreement. The last wafers were delivered to Qimonda in May 2008. Furthermore, revenues of other operating segments in the six months ended March 31, 2008, included revenues from Infineon hard disk drive (“HDD”) business which Infineon sold to LSI Corporation (“LSI”) in April 2008.

Revenue by Region

	Six months ended March 31,
(IFRS)	2008		2009
	(€ in millions, except percentages)

Revenue:
Germany	460	21%	315	20%
Other Europe	409	19%	286	18%
North America	282	13%	164	11%
Asia/Pacific	848	40%	720	46%
Japan	104	5%	72	4%
Other	36	2%	20	1%

Total	2,139	100%	1,577	100%

The regional distribution of revenues in the six months ended March 31, 2009, changed compared to the six months ended March 31, 2008, primarily reflecting changes in the revenues of the segments. The shift in the regional distribution from Germany, other Europe, and North America to Asia/Pacific resulted primarily from the significant revenue decreases of Infineon’s Automotive segment, whose customers are based largely in Germany, other Europe and North America. Furthermore, increased revenues of the Wireless Solutions segment in Asia/Pacific during the six months ended March 31, 2009, compared to the six months ended March 31, 2008, contributed to the changes in the regional distribution of revenues.

Cost of Goods Sold and Gross Profit

Infineon’s cost of goods sold consists principally of:

•	direct materials costs, which consist principally of raw wafer costs;

•	labor costs;

•	overhead costs, including maintenance of production equipment, indirect materials, utilities and royalties;

•	depreciation and amortization, including amortization of capitalized development cost;

•	subcontracted expenses for assembly and test services;

•	production support costs, including facilities, utilities, quality control, automated systems and management functions; and

•	foundry production costs.

In addition to factors that affect Infineon’s revenue, its gross profit is impacted by:

•	factory utilization rates and related idle capacity costs;

•	amortization of purchased intangible assets and capitalized development costs;

•	product warranty costs;

•	provisions for excess or obsolete inventories; and

•	government grants, which are recognized over the remaining useful life of the related manufacturing assets.

	Six months ended March 31,
(IFRS)	2008	2009
	(€ in millions, except percentages)

Cost of goods sold	1,390	1,312
Gross profit	749	265
Percentage of revenues	35%	17%

In the six months ended March 31, 2009, cost of goods sold decreased by 6 percent to €1,312 million, compared to €1,390 million in the six months ended March 31, 2008. As a percentage of revenue,

Infineon’s gross profit decreased from 35 percent in the six months ended March 31, 2008 to 17 percent in the six months ended March 31, 2009. This deterioration primarily resulted from lower sales volumes and higher idle capacity cost throughout all segments.

Research and Development Expenses

R&D expenses consist primarily of salaries and benefits for R&D personnel, material costs, depreciation and maintenance of equipment used in Infineon’s R&D efforts, and contracted technology development costs. R&D expenses also include Infineon’s joint technology development arrangements with partners such as IBM. Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Infineon intends, and has sufficient resources, to complete development and use or sell the asset. The costs capitalized include the cost of materials, direct labor and directly attributable general overhead expenditure that serves to prepare the asset for use.

Infineon continues to focus its investments on the development of leading-edge manufacturing technologies and products with high potential for growth and profitability.

	Six months ended March 31,
(IFRS)	2008	2009
	(€ in millions, except percentages)

Research and development expenses	351	271
Percentage of revenue	16%	17%
Government subsidies	37	29
Percentage of revenue	2%	2%

Some of Infineon’s R&D projects qualify for subsidies from local and regional governments where it does business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

In the six months ended March 31, 2009, R&D expenses decreased by 23 percent to €271 million, compared to €351 million in the six months ended March 31, 2008. This decrease resulted primarily from cost savings measures which were implemented under Infineon’s IFX10+ cost-reduction program. Additionally, the reversal of bonus provisions and lower bonus and incentive expenses due to Infineon’s current results contributed to the decrease in R&D expenses. As a percentage of revenues, R&D expenses in the six months ended March 31, 2009, slightly increased compared to the six months ended March 31, 2008, reflecting lower revenues in the six months ended March 31, 2009.

R&D expenses decreased throughout all segments in the six months ended March 31, 2009 compared to the six months ended March 31, 2008, primarily as a result of implemented cost savings measures. As a percentage of revenues the R&D expenses decreased in the Wireless Solutions segment, the Wireline Communications segment and other operating segments despite the significant decreases in revenues in these segments. The R&D expenses as a percentage of revenues increased in the Automotive segment, the Industrial & Multimarket segment and the Chip Card & Security segment.

Selling, General and Administrative Expense

Selling expenses consist primarily of salaries and benefits for personnel engaged in sales and marketing activities, costs of customer samples, other marketing incentives, and related marketing expenses.

General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, recruitment and training expenses.

	Six months ended March 31,
(IFRS)	2008	2009
	(€ in millions, except percentages)

Selling, general and administrative expense	270	222
Percentage of revenues	13%	14%

In the six months ended March 31, 2009, selling, general and administrative expenses decreased by 18 percent to €222 million, compared to €270 million the six months ended March 31, 2008. This decrease primarily reflected cost savings as a result of Infineon’s IFX10+ cost-reduction program. Additionally, the reversal of bonus provisions and lower bonus and incentive expenses due to Infineon’s current results contributed to the decrease of selling, general and administrative expenses. As a percentage of revenues, selling, general and administrative expenses increased slightly to 14 percent in the six months ended March 31, 2009 compared to 13 percent in the six months ended March 31, 2008, primarily as a result of lower revenues, despite lower selling, general and administrative expenses in absolute terms.

Other Items Affecting Earnings

	Six months ended March 31,
(IFRS)	2008	2009
	(€ in millions)

Other operating income	48	18
Other operating expense	(39)	(50)
Financial income	31	81
Financial expense	(88)	(88)
Income from investments accounted for using the equity method, net	2	3

In the six months ended March 31, 2009, other operating income decreased by 63 percent to €18 million, compared to €48 million in the six months ended March 31, 2008. Other operating income for the six months ended March 31, 2008 included a gain before tax of €28 million from the sale of 40 percent of Infineon’s interest in Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) to Siemens AG (“Siemens”).

In the six months ended March 31, 2009, other operating expense increased by 28 percent to €50 million, compared to €39 million in the six months ended March 31, 2008. This increase primarily related to the loss on the sale of the SensoNor business of €16 million, which was partly offset by lower restructuring expenses in the six months ended March 31, 2009. Other operating expense in the six months ended March 31, 2008, also included an amount of €14 million allocated to purchased in-process R&D from the acquisition of the mobility product business of LSI which was expensed because there was no future economic benefit from its use or disposal.

In the six months ended March 31, 2009, financial income increased by 161 percent to €81 million, compared to €31 million the six months ended March 31, 2008. This increase primarily resulted from the €48 million gain Infineon realized in the six months ended March 31, 2009, from the repurchase of Convertible Notes due 2010 and Exchangeable Notes due 2010.

In the six months ended March 31, 2009, financial expense remained unchanged compared to the six months ended March 31, 2008 at €88 million, as increased valuation charges and losses on sales of financial assets were nearly offset by reduced interest expenses.

Income from investments accounted for using the equity method, net for the periods presented consisted of Infineon’s share in the net income of Bipolar.

Segment Result

Since October 1, 2008, the Management Board has used the financial measure Segment Result to assess the operating performance of Infineon’s reportable segments and as a basis for allocating resources among the segments. Infineon defines Segment Result as operating income (loss) excluding asset impairments net of reversals, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs.

Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of investments and activities.

	Six months ended March 31,
(IFRS)	2008	2009
	(€ in millions)

Segment Result:
Automotive	48	(121)
Industrial & Multimarket	49	(5)
Chip Card & Security	36	(9)
Wireless Solutions	2	(73)
Wireline Communications	7	3
Other Operating Segments	7	(4)
Corporate and Eliminations	(2)	(3)

Total	147	(212)

Segment Result development for Infineon’s operating segments was as follows:

•	Automotive — In the six months ended March 31, 2009, Segment Result decreased by €169 million to negative €121 million, compared to positive €48 million in the six months ended March 31, 2008, mainly due to the significant decline in revenues and higher idle capacity costs which were only partially offset by savings realized by the segment under the IFX10+ cost-reduction program.

•	Industrial & Multimarket — In the six months ended March 31, 2009, Segment Result decreased by €54 million to negative €5 million, compared to positive €49 million in the six months ended March 31, 2008. This decrease was mainly caused by the decline in revenues and an increase in idle capacity costs which could only be partially offset by savings realized by the segment under the IFX10+ cost-reduction program.

•	Chip Card & Security — In the six months ended March 31, 2009, Segment Result decreased by €45 million to negative €9 million, compared to positive €36 million in the six months ended March 31, 2008, mainly due to reduced gross margins in-line with the revenue decline and accompanied by increased idle capacity costs. Realized savings under the IFX10+ cost-reduction program only partially offset these effects.

•	Wireless Solutions — In the six months ended March 31, 2009, Segment Result decreased by €75 million to negative €73 million, compared to positive €2 million in the six months ended March 31, 2008. This decrease was mainly due to the significant decline in revenues and an increase in idle capacity costs which could only be partially offset by the measures the segment has implemented under the IFX10+ cost-reduction program.

•	Wireline Communications — In the six months ended March 31, 2009, Segment Result decreased by 57 percent to €3 million, compared to €7 million in the six months ended March 31, 2008. The decline resulted from lower revenues and was partly offset by the measures the segment has implemented under the IFX10+ cost-reduction program.

•	Other Operating Segments — In the six months ended March 31, 2009, Segment Result decreased by €11 million to negative €4 million, compared to positive €7 million in the six months ended March 31, 2008, primarily due to the significant decrease in revenues of the other operating segments.

The following table provides the reconciliation of the combined Segment Result to Infineon’s income (loss) from continuing operations before income tax:

	Six months ended March 31,
(IFRS)	2008	2009
	(€ in millions)

Combined Segment Result	147	(212)
Adjustments:
Asset impairments, net of reversals	2	(1)
Restructuring and other related closure cost	(9)	(6)
Share-based compensation expense	(3)	(1)
Acquisition-related amortization and losses	(14)	(12)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	14	(17)
Other expense, net	—	(11)

Operating income (loss)	137	(260)

Financial income	31	81
Financial expense	(88)	(88)
Income from investment accounted for using the equity method, net	2	3

Income (loss) from continuing operations before income tax	82	(264)

Income Taxes

Income (loss) from continuing operations before income taxes and income tax expense (benefit) are as follows:

	Six months ended
	March 31,
(IFRS)	2008	2009
	(€ in millions, except
	percentages

Income (loss) from continuing operations before income taxes	82	(264)
Income tax expense	23	2
Effective tax rate	28%	—

Generally, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income.

In the six months ended March 31, 2008 and 2009, Infineon’s income tax expense and benefit was affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

Loss from discontinued operations, net of income taxes

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Six months ended March 31,
(IFRS)	2008	2009(1)
	(€ in millions)

Revenue	925	314
Costs and expenses	(2,014)	(867)
Reversal (write-down) of measurement to fair value less costs to sell	(1,442)	460
Expenses resulting from Qimonda’s application to open insolvency proceedings	—	(203)

Losses resulting from the realization from accumulated losses related to unrecognized currency translation effects upon deconsolidation	—	(100)

Loss from discontinued operations, before income taxes	(2,531)	(396)

Income tax expense	(12)	—

Loss from discontinued operations, net of income taxes	(2,543)	(396)

Note

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations has been available for the period from January 1, 2009 to January 23, 2009, the date of the application to commence insolvency proceedings. As disclosed below, due to the write down of Qimonda’s net assets to zero as of September 30, 2008, the operating losses of Qimonda for the period from October 1, 2008 to January 23, 2009 did not affect the consolidated net income of Infineon, but instead were eliminated via an offsetting partial reversal of previously recorded impairments. Therefore, while the amount of revenue and costs and expenses in the table above exclude amounts for the period from January 1, 2009 to January 23, 2009, the loss from discontinued operations, net of income taxes of €396 million is unaffected.

In the six months ended March 31, 2008, loss from discontinued operations, net of income taxes amounted to €2,543 million and included Qimonda’s net loss and an after tax write-down of €1,442 million in order to remeasure Qimonda to its estimated fair value less costs to sell as of March 31, 2008. During the six months ended March 31, 2009, loss from discontinued operations, before income taxes, totaled €396 million. This amount was primarily composed of the realization of accumulated currency translation effects totaling €188 million and provisions and allowances of €203 million resulting from Qimonda’s insolvency described below. The realization of accumulated currency translation effects, which were previously recorded in equity, resulted mainly from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”) in November 2008 and the deconsolidation of Qimonda in the second quarter of the 2009 fiscal year.

As a result of the commencement of insolvency proceedings by Qimonda, Infineon is exposed to potential liabilities arising in connection with the Qimonda business. Such potential liabilities include, among others, pending antitrust and securities law claims, potential claims for repayment of governmental subsidies, employee-related contingencies and purported unfair dismissal claims by employees of Qimonda North America. For pending antitrust and securities law claims, Infineon is a named defendant and therefore potentially liable to third parties. Qimonda is required to indemnify Infineon, in whole or in part, for any claim (including any related expenses) arising in connection with these pending antitrust and securities law claims. As a result of Qimonda’s insolvency, it is very unlikely that Qimonda will be able to indemnify Infineon for these losses. In addition, as a result of Qimonda’s insolvency, Qimonda may not be in compliance with certain requirements of governmental subsidies received prior to the carve-out of Qimonda from Infineon. Depending on the actions of the insolvency administrator, repayment of some of these subsidies could be sought from Infineon. In addition, in its capacity as a former general partner of Qimonda Dresden GmbH &Co OHG (“Qimonda Dresden”), Infineon may also be held liable for certain employee-related contingencies in connection with Qimonda’s insolvency and certain subsidies received by Qimonda Dresden. Furthermore, Infineon is subject to a pending lawsuit in Delaware in which the plaintiffs are seeking to hold Infineon liable for the payment of severance and other benefits allegedly due by Qimonda North America in connection with the termination of employment in connection with Qimonda’s insolvency. In addition, Infineon may be subject to claims by the insolvency administrator under specific German insolvency laws for repayment of certain amounts received by Infineon, as a

Qimonda shareholder, for example, payments for intra-group services and supplies, during defined periods prior to the commencement of insolvency proceedings.

Infineon recorded aggregate provisions and allowances of €203 million as of March 31, 2009, relating to the amounts which management believes are probable and can be estimated with reasonable accuracy at this time. The recorded provisions are primarily reflected within “Current provisions”, the remainder is recorded within “Long-term provisions”, respectively. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. No reasonable estimated amount can be attributed at this time to those potential liabilities that may occur but which are currently not viewed to be probable. Any disclosure of amounts with respect to potential liabilities arising in connection with Qimonda’s insolvency could seriously prejudice the position of Infineon, and therefore not further information is provided in this regard. In preparing its financial statements for the current and subsequent quarters, the Company will review the provisions and allowances with respect to these and any new potential liabilities to determine whether any adjustments should be made.

Furthermore, Infineon may lose the right to use Qimonda’s intellectual property rights under the contribution agreement or cross-license agreement between Infineon and Qimonda if and to the extent these agreements were successfully voided or otherwise challenged.

The insolvency of Qimonda may also subject Infineon to other claims arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities contributed to Qimonda in connection with the carve-out of the Qimonda business, as it is unlikely that Qimonda will be able to fulfill its obligation to indemnify Infineon against any such liabilities due to its insolvency. See “Risk Factors — Infineon may face significant liabilities as a result of the insolvency of Qimonda.”

The operating losses of Qimonda through deconsolidation, exclusive of depreciation, amortization and impairment of long-lived assets, in the three months ended December 31, 2008 were offset by a €460 million partial reversal of the write-downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less costs to sell. Such reversal was recorded due to the fact that Infineon had neither the obligation nor the intention to provide additional equity capital to fund the operating losses of Qimonda.

Net Loss

For the six months ended March 31, 2009, Infineon realized a net loss of €662 million, a decrease of 73 percent compared to €2,484 million in the six months ended March 31, 2008. In the six months ended March 31, 2008, net loss was significantly impacted by the results from discontinued operations, net of income tax, of negative €2,543 million, primarily due to Qimonda’s net loss, which resulted from the deterioration in memory product prices and a weaker U.S. dollar, and consequently a significant decrease in Qimonda’s gross profit and the write-down of €1,442 million to remeasure Qimonda to its estimated current fair value less costs to sell, compared to negative €396 million in the six months ended March 31, 2009. Furthermore, for the six months ended March 31, 2009, Infineon realized a loss from continuing operations of €266 million compared to income from continuing operations of €59 million in the six months ended March 31, 2008, a decrease of €325 million. This decline primarily reflected the decrease in revenues and higher idle capacity cost, which was partly offset by decreases in R&D expenses and selling, general and administrative expenses.

2007 Fiscal Year Compared with 2008 Fiscal Year, based on the Consolidated Financial Statements (IFRS) as of and for the Fiscal Year ended September 30, 2008

Revenue by Segment

	For the years ended September 30,
(IFRS)	2007		2008
	(€ in millions, except percentages)

Revenue:
Automotive	1,267	31%	1,257	29%
Industrial & Multimarket	1,188	29	1,171	27
Chip Card & Security	438	11	465	11
Wireless Solutions(1)	637	16	941	22
Wireline Communications	414	10	420	10
Other Operating Segments(2)	343	8	169	4
Corporate and Eliminations(3)	(213)	(5)	(102)	(3)

Total	4,074	100%	4,321	100%

Notes

(1)	Includes revenues of €30 million and €10 million for the 2007 and 2008 fiscal years, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €189 million and €79 million for 2007 and 2008 fiscal years, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenue of €219 million and €89 million for the 2007 and 2008 fiscal years, respectively, since these sales are not expected to be part of the Qimonda disposal plan.

•	Automotive — In the 2008 fiscal year, revenues of the segment remained broadly unchanged at €1,257 million, compared to €1,267 million in the 2007 fiscal year. Higher sales volumes partially offset the continued pricing pressures caused by technological developments and competition.

•	Industrial & Multimarket — In the 2008 fiscal year, revenues of the segment decreased by one percent to €1,171 million, compared to €1,188 million in the 2007 fiscal year, due to the sale of an interest in Bipolar, which was consolidated under the equity method of accounting effective October 1, 2007. Revenues of the remaining businesses increased as higher sales volumes more than offset the continued pricing pressures caused by technological developments and competition. Growth in revenues was driven mainly by continued strong demand for industrial high power applications, an increase in sales of multimarket applications.

•	Chip Card & Security — In the 2008 fiscal year, revenues of the segment increased by 6 percent to €465 million, compared to €438 million in the 2007 fiscal year. This increase primarily reflects a continued growing demand for government ID applications.

•	Wireless Solutions — In the 2008 fiscal year, revenues of the segment increased by 48 percent to €941 million, compared to €637 million in the 2007 fiscal year, primarily resulting from a strong increase in mobile phone platform shipments and the consolidation of the mobility products business acquired from LSI.

•	Wireline Communications — In the 2008 fiscal year, revenues of the segment increased slightly by one percent to €420 million, compared to €414 million in the 2007 fiscal year, primarily as growth in broadband solutions, mainly driven by the consolidation of the Customer Premises Equipment (“CPE”) business acquired from TI, was partially offset by declining legacy revenues and negative currency effects.

•	Other Operating Segments — In the 2008 fiscal year, revenues of other operating segments decreased by 51 percent to €169 million, compared to €343 million in the 2007 fiscal year. In the 2007 and 2008 fiscal years, revenues consisted primarily of inter-segment revenues of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement which are eliminated in the Corporate and Eliminations segment. Effective November 30, 2007, as part of its measure aimed at further focusing its production on 300-millimeter capacities, Qimonda canceled the foundry agreement with Infineon resulting in a significant decline in revenue during the 2008 fiscal year. The last wafers were delivered to Qimonda in May 2008. Furthermore, revenues of other operating segments in the 2007 and 2008 fiscal years, included revenues from Infineon’s hard disc drive business which Infineon sold to LSI in April 2008.

Revenue by Region

	For the years ended September 30,
(IFRS)	2007		2008
	(€ in millions, except percentages)

Germany	907	22%	924	21%
Other Europe	888	22	818	19
North America	564	14	503	12
Asia/Pacific	1,450	36	1,800	42
Japan	213	5	198	4
Other	52	1	78	2

Total	4,074	100%	4,321	100%

The absolute and relative increase in the share of revenues in Asia/Pacific in the 2008 fiscal year was mainly due to the acquisition of the mobility products business from LSI and higher shipments of mobile phone platforms solutions to customers in Asia/Pacific in Infineon’s Communication Solutions segment.

Cost of Goods Sold and Gross Profit

Infineon includes in cost of goods sold the cost of inventory purchased from its joint ventures and other associated and related companies. Infineon’s purchases from these associated and related companies amounted to €47 million and €148 million in the 2007 and 2008 fiscal years, respectively.

	For the years ended September 30,
(IFRS)	2007	2008
	(€ in millions, except percentages)

Cost of goods sold	2,716	2,843
Changes year-on-year		5%
Percentage of revenue	67%	66%
Gross profit	33%	34%

During the 2008 fiscal year Infineon’s gross profit increased primarily as a result of productivity measures.

•	Automotive — In the 2008 fiscal year, gross profit of the segment remained broadly unchanged compared to the 2007 fiscal year by means of measures to increase productivity and despite an increase in idle capacity cost.

•	Industrial & Multimarket — In the 2008 fiscal year, gross profit of the segment remained broadly unchanged compared to the 2007 fiscal year by means of measures to increase productivity and despite an increase in idle capacity cost.

•	Chip Card & Security — In the 2008 fiscal year, gross profit of the segment increased significantly compared to the 2007 fiscal year mainly reflecting the increase in revenue as well as changes in product mix.

•	Wireless Solutions — In the 2008 fiscal year, gross profit of the segment increased compared to the 2007 fiscal year mainly as a result of the revenue increase, cost savings and productivity measures, despite the negative impact of currency fluctuations between the U.S. dollar and the euro.

•	Wireline Communications — In the 2008 fiscal year, gross profit of the segment decreased compared to the 2007 fiscal year mainly as a result of the negative impact of currency fluctuations between the U.S. dollar and the euro, despite positive effects from cost savings and productivity measures.

Research and Development Expenses

	For the years ended September 30,
(IFRS)	2007	2008
	(€ in millions, except percentages)

Research and development expenses	743	694
Changes year-on-year		(7)%
Percentage of revenue	18%	16%
Government subsidies	91	65
Percentage of revenue	2%	2%

In the 2008 fiscal year R&D expenses decreased by 7 percent to €694 million, compared to €743 million in the 2007 fiscal year. This decrease partly related to a higher capitalization of development cost in 2008 fiscal year. During the 2008 fiscal year Infineon capitalized development cost of €44 million compared to €27 million in the 2007 fiscal year.

•	Automotive — In the 2008 fiscal year, R&D expenses remained stable as a percentage of revenues and decreased in absolute terms.

•	Industrial & Multimarket — In the 2008 fiscal year, R&D expenses remained stable as a percentage of revenues and decreased in absolute terms.

•	Chip Card & Security — In the 2008 fiscal year, R&D expenses remained stable as a percentage of revenues and increased in absolute terms.

•	Wireless Solutions — In the 2008 fiscal year, R&D expenses decreased as efficiency gains and cost reduction measures initiated during the 2007 fiscal year were taking effect for a full fiscal year, despite the acquisition of the mobility products business from LSI. As a percentage of revenue, R&D expenses declined sharply, reflecting the revenue increase.

•	Wireline Communications — In the 2008 fiscal year, R&D expenses decreased in absolute terms and as a percentage of revenues as efficiency gains and cost reduction measures initiated during the 2007 fiscal year were taking effect for a full fiscal year.

Selling, General and Administrative Expenses

	For the years ended September 30,
(IFRS)	2007	2008
	(€ in millions, except percentages)

Selling, general and administrative expenses	504	565
Changes year-on-year		12%
Percentage of revenue	12%	13%

In the 2008 fiscal year, selling, general and administrative expenses increased by 12 percent to €565 million, compared to €504 million in the 2007 fiscal year. The year-on-year increase in absolute terms in the 2008 fiscal year primarily reflected increased selling expenses following the acquisitions of the mobility product business from LSI and the CPE business from TI.

Other Items Affecting Earnings

	For the years ended September 30,
(IFRS)	2007	2008
	(€ in millions, except percentages)

Other operating income	38	120
Other operating expense	(57)	(366)
Financial income	107	58
Financial expense	(243)	(182)
Income from investments accounted for using the equity method, net	—	4

Other Operating Income.  In the 2008 fiscal year, other operating income increased to €120 million, compared to €38 million in the 2007 fiscal year. This increase mainly related to higher gains from sales of businesses of €80 million resulting from the sale of 40 percent of Infineon’s interest in Bipolar to Siemens, the sale of Infineon’s HDD business to LSI, and the sale of Infineon’s acoustic wave filter business to Avago. Additionally, Infineon realized gains from disposals of long-term assets of €4 million in the 2008 fiscal year. In the 2007 fiscal year, other operating income consisted mainly of gains of €17 million from the sale of the POF business to Avago Technologies Ltd, and gains of €3 million from the sale of the Sci-Worx business to Silicon Image Inc.

Other Operating Expense.  In the 2008 fiscal year, other operating expense increased to €366 million, compared to €57 million in the 2007 fiscal year. This increase related primarily to higher restructuring charges of €188 million. During the 2007 fiscal year, Infineon took further restructuring measures, mainly in response to the insolvency of one of Infineon’s largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain R&D locations. Approximately 280 jobs were affected worldwide, thereof approximately 120 in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures were completed during the 2007 fiscal year. The Infineon Complexity Reduction program (“ICoRe”) was launched in July 2007, aimed at reducing costs and seeking added efficiencies by optimizing process flows. To address rising risks in the current market environment, adverse currency trends and below benchmark margins, Infineon implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing costs reduction, value chain optimization, processes efficiency, reorganization of Infineon’s structure along its target markets, and reductions in workforce. Approximately 10 percent of Infineon’s workforce worldwide is expected to be impacted by IFX10+, which resulted in restructuring charges of €172 million in the 2008 fiscal year. Furthermore, higher impairment charges of €130 million related primarily to the write-down of ALTIS to its estimated fair value at the reclassification date from held for sale to held and used, which contributed to the increase. Additionally, Infineon recorded a write-down of in-process R&D acquired from LSI of €14 million as no future economic benefit from its use or disposal was expected.

Financial Income and Expense, net.  In the 2008 fiscal year, financial income and expense, net, including interest income and interest expense, improved by nine percent to negative €124 million, compared to negative €136 million in the 2007 fiscal year. Infineon derived interest income primarily from cash and cash equivalents and available-for-sale financial assets. Interest expense relates principally to Infineon’s convertible subordinated notes issued in February 2002, its Convertible Notes due 2010, its Exchangeable Notes due 2010 and, to a lesser extent, bank loans and interest on outstanding tax obligations. In February 2007, Infineon redeemed the remaining outstanding nominal amount of the convertible subordinated notes issued in 2002, which resulted in a reduction of interest expense in the 2008 fiscal year. In addition, Infineon realized higher interest income during the 2008 fiscal year. However, this net decrease in interest expense was partly offset by a loss of €8 million realized as a result of the repurchase of Convertible Notes due 2010 in the outstanding nominal amount of €100 million during the third quarter of the 2008 fiscal year, which was classified as interest expense.

During the quarter ended March 31, 2007, Infineon entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of Infineon’s headquarters south of Munich. Pursuant to SIC 12 “Consolidation — Special Purpose Entities”, Infineon determined that Molstanda meets the criteria of a Special Purpose Entity and as a result of the agreements Infineon controls it. Accordingly, Infineon consolidated the assets and liabilities of Molstanda beginning in the second quarter of the 2007 fiscal year. The €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as other financial expense during the second quarter of the 2007 fiscal year. Due to Infineon’s loss situation, no tax benefit was provided on this loss. Infineon subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year.

Income from Investments Accounted for Using the Equity Method, Net.  In the 2008 fiscal year, equity in earnings of associated companies, net was €4 million, and primarily reflected Infineon’s share in the net income of Bipolar.

Segment Result

	For the years ended
	September 30,
(IFRS)	2007	2008
	(€ in millions)

Segment Result:
Automotive	122	105
Industrial & Multimarket	127	134
Chip Card & Security	20	52
Wireless Solutions	(126)	(18)
Wireline Communications	(16)	12
Other Operating Segments	2	(3)
Corporate and Eliminations	7	(24)

Total	136	258

Segment Result development for Infineon’s reporting segments were as follows:

•	Automotive — In the 2008 fiscal year, Segment Result declined by 14 percent to €105 million, compared to €122 million in the 2007 fiscal year, primarily as a result from ongoing pricing pressure and higher idle capacity costs.

•	Industrial & Multimarket — In the 2008 fiscal year, Segment Result increased by 6 percent to €134 million, compared to €127 million in the 2007 fiscal year, primarily reflecting the increase in gross margins as a result of changes in the product mix, despite ongoing pricing pressure.

•	Chip Card & Security — In the 2008 fiscal year, Segment Result increased by €32 million to €52 million, compared to €20 million in the 2007 fiscal year. This increase mainly reflected the increase in revenues and productivity as well as effects from changes in product mix.

•	Wireless Solutions — In the 2008 fiscal year, Segment Result increased by 86 percent to negative €18 million, compared to negative €126 million in the 2007 fiscal year. Despite the negative impact of currency fluctuations between the U.S. dollar and the euro, this increase was mainly driven by a strong increase in revenues and efficiency gains and cost reduction measures initiated during the 2007 fiscal year that were taking effect for a full fiscal year.

•	Wireline Communications — In the 2008 fiscal year, Segment Result increased by €28 million to positive €12 million, compared to negative €16 million in the 2007 fiscal year. This increase mainly resulted from efficiency gains and cost reductions measures initiated during the 2007 fiscal year.

•	Other Operating Segments — In the 2008 fiscal year, Segment Result decreased by €5 million to negative €3 million, compared to positive €2 million in the 2007 fiscal year, resulting primarily from a decrease in revenues.

•	Corporate and Eliminations — In the 2008 fiscal year, Segment Result decreased by €31 million to negative €24 million, compared to positive €7 million in the 2007 fiscal year, resulting primarily from increased unabsorbed excess capacity cost.

The following table provides the reconciliation of Segment Result to the Company’s loss before tax and discontinued operations for the years ended September 30:

	For the years ended
	September 30,
(IFRS)	2007	2008
	(€ in millions)

Total Segment Result	136	258
Adjustments:
Asset impairments, net of reversals	(2)	(132)
Restructuring and other related closure cost	(45)	(188)
Share-based compensation expense	(12)	(5)
Acquisition-related amortization and losses	(7)	(27)
Gains on sales of assets, businesses, or interests in subsidiaries	28	70
Other expense, net	(6)	(3)

Operating income (loss)	92	(27)

Financial income	107	58
Financial expense	(243)	(182)
Income from investment accounted for using the equity method, net	—	4
Loss from continuing operations before income tax	(44)	(147)

Income Taxes

	For the years ended September 30,
(IFRS)	2007	2008
	(€ in millions, except percentages)

Income tax benefit (expense)	1	(41)
Percentage of net sales	0%	(1)%
Effective tax rate	1%	(28)%

Generally, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income.

In the 2007 and 2008 fiscal years Infineon continued to have a three-year cumulative loss in certain tax jurisdictions and, accordingly, Infineon recorded increases in the valuation allowance of €31 million, and €181 million in those periods, respectively. Infineon assesses its deferred tax asset position on a regular basis. Infineon’s ability to realize benefits from its deferred tax assets is dependent on its ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expiration. Infineon expects to continue to recognize no tax benefits in these jurisdictions until it has ceased to be in a cumulative loss position for the preceding three-year period.

Loss from discontinued operations, net of income tax

The results of Qimonda, presented in the consolidated statements of operations as discontinued operations for the 2007 and 2008 fiscal years, consist of the following components:

	For the years ended
	September 30,
(IFRS)	2007	2008
	(€ in millions)

Revenues	3,608	1,785
Costs and expenses	(3,956)	(3,773)

Loss on measurement to fair value less costs to sell	—	(1,475)

Loss from discontinued operations before tax	(348)	(3,463)

Income tax (expense) benefit	21	(96)

Loss from discontinued operations, net of tax	(327)	(3,559)

In the 2008 fiscal year Qimonda’s total revenues decreased by 51 percent to €1,785 million, compared to €3,608 million in the 2007 fiscal year. Primarily responsible for this decrease was a significant decrease in DRAM prices and to a lesser extent the average exchange rate of the U.S. dollar against the euro. These decreases were partly offset by increases of higher bit shipments.

In the 2008 fiscal year, cost and expenses of Qimonda decreased by 5 percent to €3,773 million, compared to €3,956 million in the 2007 fiscal year, mainly as a result of a decrease in cost of goods sold. This decrease was partly offset by restructuring charges, impairment charges and higher R&D expenses primarily related to Qimonda’s efforts in the new Buried Wordline technology for 65-nanometers and 46-nanometers. Restructuring expenses of Qimonda during the 2008 fiscal year related mainly to the relocation of the back-end production in Malaysia, the combination of the research centers in North America, a comprehensive cost reduction program, the shutdown of Flash activities in Italy and a global repositioning program. During the 2008 fiscal year, Qimonda recognized impairment charges for goodwill and for long-lived assets of the Richmond 200-millimeter facility. Additionally, as a result of Qimonda’s agreement to sell its 35.6 percent interest in Inotera to Micron for US$400 million, Qimonda recognized impairment charges to reduce the carrying value of its investment in Inotera to the sales price less costs to sell.

Net Loss

In the 2008 fiscal year, net loss increased to €3,747 million, compared to €370 million in the 2007 fiscal year. In the 2008 fiscal year, the increase in net loss was primarily due to the increase in losses from discontinued operations, resulting from Qimonda’s net loss and the write-downs of €1,475 million to reduce Qimonda to its estimated current fair value less costs to sell. Furthermore, restructuring charges of €188 million primarily related to the IFX10+ program, and impairment charges contributed, to the net loss in the 2008 fiscal year. In the 2007 fiscal year, net loss was significantly impacted by the results from discontinued operations, net of income tax, primarily due to Qimonda’s net loss, which resulted from the deterioration in memory product prices and a weaker U.S. dollar, and consequently a significant decrease in Qimonda’s gross profit. Net loss from discontinued operations in the 2007 fiscal year also included an €84 million loss from the sale of 28.75 million Qimonda ADSs. Restructuring charges of €45 million, and the expenses of €35 million resulting from the consolidation of Molstanda also contributed to the net loss in the 2007 fiscal year.

Adoption of IFRS

Infineon’s consolidated financial statements for the fiscal year ended September 30, 2008, were, for the first time, prepared in accordance with the accounting standards of the IASB, the IFRS, as adopted by the EU. All future consolidated financial statements and interim financial statements will also be prepared in accordance with IFRS as adopted by the EU. The Company’s consolidated financial statements had also been prepared in accordance with U.S. GAAP through September 30, 2008. Note 4 to Infineon’s consolidated financial statements for the fiscal year ended September 30, 2008 prepared in accordance with IFRS, describes the decisions made for the retrospective application of IFRS (reproduced starting on page F-4); it also explains the impact of the adjustments made in changing over the reporting from U.S. GAAP to IFRS, the reconciliation of Infineon’s equity as of October 1, 2006, September 30, 2007 and September 30, 2008, respectively, and the conversion of Infineon net loss for the fiscal years ended September 30, 2007 and 2008 from U.S. GAAP to IFRS.

The following reconciliation presents the effects of major differences between U.S. GAAP and IFRS on Infineon’s new loss for the year ended September 30, 2007.

	Explanatory		For the year ended
	Note		September 30, 2007
			(€ in millions)

Net loss under U.S. GAAP			(368)
Change in presentation of minority interest	(a	)	(25)
Net loss under U.S. GAAP, including minority interest			(393)
Compound financial instruments	(b	)	(52)
Capitalization of development costs	(c	)	(1)
Pensions and other post-employment benefits	(d	)	7
Deferred taxes	(e	)	60
Other			9
Total adjustments			23
Net loss under IFRS			(370)

Notes

(a)	In accordance with IFRS, minority interest is reported as a separate item within shareholders’ equity, whereas U.S. GAAP requires minority interest to be presented separately from shareholders’ equity.

(b)	Compound Financial Instruments are accounted for differently in accordance with U.S. GAAP and IFRS. In accordance with U.S. GAAP, the conversion feature in Infineon’s debt instruments convertible into shares of the issuer are not separated (bifurcated) from the debt instrument and accounted for separately at fair value. The instrument is recorded in its entirety as debt and accreted to nominal value through maturity. In accordance with IFRS, a compound financial instrument with terms and conditions that grant the issuer the right to settle the option in cash upon conversion is divided into separate liability components at inception. The conversion right component is considered a derivative financial instrument and measured at fair value through profit or loss. A residual liability component representing the debt obligation is measured at fair value at inception and is subsequently measured at amortized cost using the effective interest method.

(c)	In accordance with IFRS, development costs are capitalized as intangible assets if specified criteria are met, while in accordance with U.S. GAAP they are generally expensed as part of R&D expenses.

(d)	In accordance with IFRS, actuarial gains and losses resulting from changes in actuarial assumptions used to measure pension plan obligations are recognized directly in equity in the period in which they occur based on the so called SoRIE approach (Statement of Recognized Income and Expense) under International Accounting Standard (“IAS”) 19 “Employee benefits” requirements for accounting for pension and other post employment benefits. As of October 1, 2006 all cumulative actuarial gains and losses and vested portion of service costs previously not recognized in accordance with U.S. GAAP were recorded in retained earnings.

(e)	The adjustments as described above resulted in additional differences between the carrying amount of assets and liabilities in the consolidated financial statements and their tax basis. Deferred taxes on temporary differences were adjusted accordingly, with differences in pension accounting between U.S. GAAP and IFRS having the most significant impact.

2006 Fiscal Year Compared with 2007 Fiscal Year, based on the Consolidated Financial Statements (U.S. GAAP) as of and for the Fiscal Year ended September 30, 2007

Reorganization

Infineon’s organizational structure during the 2006 and 2007 fiscal years became effective on May 1, 2006 through September 30, 2008, following the legal separation of its memory products business into the stand-alone legal company Qimonda. As a result of the reorganization, certain corporate overhead expenses were no longer apportioned to Qimonda and were instead allocated to Infineon’s logic segments.

Infineon operated primarily in three major operating segments. Two of these segments were application focused: Automotive, Industrial & Multimarket and Communication Solutions. The other segment was the memory product business of Qimonda. Further, certain of Infineon’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also met the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 131 “Disclosure about Segments of an Enterprise and Related Information” definition of an operating segment, but did not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, those segments were combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out, the Other Operating Segments also included net sales and earnings that Infineon’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflected the elimination of these intra-group net sales and earnings.

Certain amounts in the prior years have been reclassified to conform to the 2007 fiscal year presentation. Dividends received from associated companies, previously reported as part of cash flows from investing activities in the consolidated statements of cash flows, have been reclassified to cash flows from operating activities. The consolidated results of operations and overall cash flows have not been affected by these reclassifications.

Net Sales

	For the years ended September 30,
(U.S. GAAP)	2006	2007
	(€ in millions, except percentages)

Net sales	7,929	7,682
Changes year-on year		(3)%
Of which:
License income	29	28
Percentage of net sales	0%	0%
Effect of foreign exchange over prior year	142	(174)
Percentage of net sales	2%	(2)%
Impact of acquisitions over prior year	40	16
Percentage of net sales	0%	0%

In the 2007 fiscal year, net sales decreased by 3 percent to €7,682 million, compared to €7,929 million in the 2006 fiscal year. In the 2007 fiscal year, net sales decreased primarily as a result of the continued revenue decrease in the wireless business of the Communication Solutions’ segment and by the approximate 29 percent decline in DRAM prices in the Qimonda segment. These effects were only partially offset by volume growth, particularly for automotive and industrial power applications. The strength of the euro (primarily against the U.S. dollar) during the 2007 fiscal year negatively affected net sales, whereas net sales in the 2006 fiscal year were positively affected by the effect of foreign exchange rates. The effect of foreign exchange over the prior year is calculated as the estimated change in current year sales if the average exchange rate for the preceding year is applied as a constant rate in the current year. The increase in net sales from entities Infineon acquired since the beginning of the prior year reflects primarily the inclusion of a full-year consolidation of sales in the year after the initial acquisition. Net sales for the 2007 fiscal year include the effect of the TI DSL CPE acquisition starting August 1, 2007. The main effect in the 2006 fiscal year resulted from the initial consolidation of ALTIS as of December 31, 2005.

Net Sales by Segment

	For the years ended September 30,
(U.S. GAAP)	2006		2007
	(€ in millions, except percentages)

Automotive, Industrial & Multimarket	2,839	36%	3,017	39%
Communication Solutions(1)	1,205	15	1,051	14
Other Operating Segments(2)	310	4	219	3
Corporate and Eliminations(3)	(240)	(3)	(213)	(3)

Subtotal	4,114	52	4,074	53

Qimonda	3,815	48	3,608	47

Total	7,929	100%	7,682	100%

Notes

(1)	Includes inter-segment sales of €30 million for the 2007 fiscal year, and none in the 2006 fiscal year, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €256 million and €189 million for the 2006 and 2007 fiscal years, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €256 million and €219 million for the 2006 and 2007 fiscal years, respectively.

•	Automotive, Industrial & Multimarket — In the 2007 fiscal year, net sales in the Automotive segment increased by 6 percent to €3,017 million, compared to €2,839 million in the 2006 fiscal year. Infineon experienced strong pricing pressure in the market for chipcard ICs throughout the 2006 fiscal year. Despite continued segment-wide pricing pressure, Infineon was able to increase net sales in the 2007 fiscal year. The sales growth was mainly driven by continuing strong demand for high power products in industrial applications, an increase of sales for energy efficient devices in industrial and multimarket applications and increasing demand for government ID applications.

•	Communication Solutions — In the 2007 fiscal year, net sales in the Communication Solutions segment decreased by 13 percent to €1,051 million, compared to €1,205 million in the 2006 fiscal year. The decline in net sales in the 2007 fiscal year was primarily caused by a continued decrease in revenues in the wireless business mainly driven by the insolvency of BenQ’s German subsidiary as well as ongoing pricing pressure that could not be compensated by increased shipments of complete mobile phone platform solutions to leading customers such as LG, Panasonic, and ZTE. In addition, revenues in the wireline business declined mainly due to the phase-out of Infineon’s fiber optics business during the 2006 fiscal year.

•	Qimonda — In the 2007 fiscal year, net sales in Qimonda decreased by 5 percent to €3,608 million, compared to €3,815 million in the 2006 fiscal year, primarily due to the approximately 29 percent decline in DRAM prices and the weakening in the U.S. dollar/euro exchange rate. Offsetting these effects in part were higher bit shipments, which increased by 44 percent. In the 2007 fiscal year, considerable progress was made with Qimonda’s diversification strategy by increasing the share of net sales of infrastructures, graphics, mobile and consumer DRAMs, which generally command higher and more stable prices than standard DRAMs. The share of net sales from DRAMs for these products increased to 60 percent in the 2007 fiscal year as compared to 51 percent in the 2006 fiscal year.

The 2007 fiscal year was characterized by steep price declines for DRAM products. Although these prices remained stable through the end of December 2006, prices declined significantly thereafter. Infineon believes that a part of this price decline, especially towards the end of March 2007, was driven by seasonal demand weakness, the effects of an earlier build-up of inventories at OEMs ahead of the introduction of the new Windows Vista computer operating system, and capacity conversions from NAND to DRAM by some competitors. During the three months ended June 30, 2007, the price decline continued and was amplified by strong DRAM output growth across the industry, which Infineon believes was driven mostly by capacity increases and technology conversions to more efficient technologies. In the three months ended September 30, 2007, prices initially showed signs of improvement, but then resumed their decline and were ultimately, as an average over the period, at the same low level as during the previous three months.

•	Other Operating Segments — In the 2007 fiscal year, net sales in other operating segments decreased by 29 percent to €219 million, compared to €310 million in the 2006 fiscal year. Net sales in the 2006 and 2007 fiscal years comprised mainly inter-segment sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement which are eliminated in the Corporate and Eliminations segment.

Net Sales by Region and Customer

	For the years ended September 30,
(U.S. GAAP)	2006		2007
	(€ in millions, except percentages)

Germany	1,327	17%	1,164	15%
Other Europe	1,360	17%	1,218	16%
North America	2,126	27%	1,887	25%
Asia/Pacific	2,498	31%	2,632	34%
Japan	461	6%	661	9%
Other	157	2%	120	1%

Total	7,929	100%	7,682	100%

In the 2007 fiscal year, Infineon experienced a decrease of 3 percent in net sales to €7,682 million compared to €7,929 million in the 2006 fiscal year, primarily due to general pricing pressure in the Communication Solutions and Qimonda segments. The regional sales decrease in Germany was primarily due to the insolvency of BenQ’s German subsidiary and lower DRAM sales, while the sales increase in the Asia/Pacific region was driven by higher sales volumes, particularly in the Automotive, Industrial & Multimarket and Communication Solutions segments.

The net sales in Infineon’s Automotive, Industrial & Multimarket segment increased in all regions, with a particularly strong increase in Asia/Pacific and North America. The number of customers in this segment remained stable in the 2007 fiscal year. The top 20 customers in this segment accounted for approximately 62 percent of the segment’s sales in the 2007 fiscal year.

In the Communication Solutions segment, Infineon has seen a further shift of net sales from Europe and North America to the Asia/Pacific region in the 2007 fiscal year. Infineon’s top 20 customers in this segment accounted for over 70 percent of its net sales in the 2007 fiscal year.

In the 2007 fiscal year, net sales of Qimonda declined overall due to lower average selling prices, which could not be offset by higher bit shipments. Qimonda’s net sales increased in Asia, due to OEM customers shifting their production to that region, and increased particularly in Japan due to a growth in sales of specialty memory products to consumer electronics and graphics applications. Sales in North America declined correspondingly. Qimonda’s top 20 customers accounted for nearly 77 percent of its net sales in the 2007 fiscal year.

Cost of Goods Sold and Gross Profit

Infineon included in cost of goods sold the cost of inventory purchased from its joint ventures and other associated and related companies. Infineon purchased from these associated and related companies €575 million and €593 million in the 2006 and 2007 fiscal years respectively, a decrease of 3 percent.

	For the years ended September 30,
(U.S. GAAP)	2006	2007
	(€ in millions, except percentages)

Cost of goods sold	5,854	6,092
Changes year-on-year		4%
Percentage of net sales	74%	79%
Gross profit	26%	21%

In the 2007 fiscal year, Infineon’s gross profit decreased to 21 percent, compared to 26 percent in the 2006 fiscal year, primarily as a result of a strong deterioration of the gross profit in the Qimonda segment, resulting from exchange rate effects, DRAM price development in the 2007 fiscal year, and inventory devaluations. The gross profit in Infineon’s other segments remained broadly unchanged from the 2006 fiscal year.

•	Automotive, Industrial & Multimarket — The gross profit remained on the same level in the 2007 fiscal year as compared to the 2006 fiscal year, as pricing pressure and certain corporate overhead expenses that resulted from the Qimonda carve out were compensated with productivity measures. In the 2006 fiscal year, gross profit increased mainly due to a reduction in idle capacity costs.

•	Communication Solutions — In the 2007 fiscal year, the gross profit of this segment remained stable. In the 2006 fiscal year, gross profit improved, mainly as a result of lower idle capacity costs and the successful implementation of productivity measures, which more than offset the inventory write-downs resulting from the insolvency of BenQ’s German subsidiary.

•	Qimonda — The gross profit decreased to 6 percent in the 2007 fiscal year, compared to 20 percent in the 2006 fiscal year, primarily due to lower average selling prices, the weakening of the U.S. dollar, and inventory write downs of €85 million. These negative effects could not be offset by lower production costs per unit resulting from increased manufacturing productivity.

Research and Development Expenses

	For the years ended September 30,
(U.S. GAAP)	2006	2007
	(€ in millions, except percentages)

Research and development expenses	1,249	1,169
Changes year-on-year		(6)%
Percentage of net sales	16%	15%
Government subsidies	67	115
Percentage of net sales	1%	1%

•	Automotive, Industrial & Multimarket — In the 2007 fiscal year, R&D expenses remained stable as a percentage of net sales and slightly increased in absolute terms mainly driven by automotive and industrial applications. In the 2006 fiscal year, R&D expenses remained approximately at the same level as in the 2005 fiscal year in absolute terms and slightly decreased as a percentage of net sales.

•	Communication Solutions — In the 2007 fiscal year, R&D expenses continued to decline in absolute terms and remained stable as a percentage of net sales, reflecting the implementation of cost reduction measures in response to the insolvency of BenQ’s German subsidiary. In the 2006 fiscal year, R&D expenses declined in absolute terms but remained stable as a percentage of net sales as the effect of previously implemented efficiency programs was realized.

•	Qimonda — In the 2007 fiscal year, R&D expenses decreased due to the completion of R&D work on 80-nanometer and 75-nanometer technology platforms earlier in the 2007 fiscal year, and the focus on production support research before development efforts on 58-nanometer technology platform increased towards the end of the 2007 fiscal year. Qimonda also initiated cost saving measures in order to increase the productivity of development efforts. In the 2006 fiscal year, R&D expenses increased in absolute terms due to Qimonda’s efforts to strengthen its development capabilities with respect to next-generation memory technologies and to further diversify its portfolio of memory products, but decreased as a percentage of net sales due to the growth in net sales.

Selling, General and Administrative (SG&A) Expenses

	For the years ended September 30,
(U.S. GAAP)	2006	2007
	(€ in millions, except percentages)

Selling, general and administrative expenses	751	700
Changes year-on-year		(7)%
Percentage of net sales	9%	9%

In the 2007 fiscal year, selling, general and administrative expenses decreased in absolute terms by 7 percent to €700 million, as compared to €751 million in the 2006 fiscal year, as a result of cost saving measures and the non-recurrence of the non-recurring charges from the 2006 fiscal year, including €28 million incurred in connection with the insolvency of BenQ’s German subsidiary and €16 million related to the Qimonda formation. As a percentage of net sales, selling, general and administrative expenses remained unchanged in the 2007 fiscal year.

Other Items Affecting Earnings

	For the years ended September 30,
(U.S. GAAP)	2006	2007
	(€ in millions, except percentages)

Restructuring charges	23	45
Percentage of net sales	0%	1%
Other operating expense, net	108	46
Percentage of net sales	1%	1%
Equity in earnings of associated companies, net	78	117
Percentage of net sales	1%	2%
Gain on subsidiaries and associated company share issuance	19	—
Percentage of net sales	0%	0%
Other non-operating income (expense), net	(33)	13
Percentage of net sales	(0)%	0%
Extraordinary loss, net of tax	—	(35)
Percentage of net sales	0%	0%

Restructuring Charges.  In the 2007 fiscal year, restructuring charges increased by 96 percent to €45 million, compared to €23 million in the 2006 fiscal year. During the 2006 fiscal year, Infineon announced restructuring plans to downsize its workforce at ALTIS and at its chip card back-end activities in order to maintain competitiveness and reduce cost. As part of these restructuring measures, Infineon agreed upon plans to terminate approximately 390 employees and recorded restructuring charges in the 2007 fiscal year. During the 2007 fiscal year, Infineon took further restructuring measures, mainly in response to the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain R&D locations. Approximately 280 jobs were affected worldwide, thereof approximately 120 in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures were completed during the 2007 fiscal year. The ICoRe was launched in the first quarter of the 2007 fiscal year to reduce costs and seek added efficiencies by optimizing process flows.

Other Operating Expense, net.  In the 2007 fiscal year, other operating expense, net, decreased by 57 percent to €46 million, compared to €108 million in the 2006 fiscal year. In the 2006 fiscal year, other operating expense, net consisted mainly of goodwill and intangible assets impairment charges of €38 million, antitrust related charges of €23 million, the settlement of litigation with Tessera of €37 million, and a loss of €12 million in connection with Infineon’s sale of Qimonda ADSs following its initial public offering. In the 2007 fiscal year, other operating expense, net, consisted primarily of gains from the sale of the POF business of €17 million and from the sale of the Sci-Worx business of €3 million, and losses of €84 million from the sale of an additional 28.75 million Qimonda ADSs.

Equity in Earnings of Associated Companies, net.  During the 2006 and 2007 fiscal years, Infineon’s principal associated company was Inotera. Inotera is a DRAM manufacturer and Infineon’s equity in its earnings has been sensitive to fluctuations in the price of DRAM and is reflected in the results of Qimonda. In each of the 2006 and 2007 fiscal years, Inotera contributed the majority of Infineon’s equity in earnings from associated companies, reflecting the start of volume production by that joint venture in the 2005 fiscal year. In the 2007 fiscal year, equity in earnings of associated companies, net, were €117 million.

Gains on Subsidiaries and Associated Company Share Issuance, net.  In August 2006, Qimonda successfully completed an initial public offering and listing on the New York Stock Exchange of 42 million ADSs, together with 6.3 million ADSs from Infineon in an over-allotment option, at a price of US$13 per share. Infineon realized a non-operating loss of €53 million from the dilution of its interest in Qimonda in connection with its initial public offering.

In March and May 2006, Inotera successfully completed an initial public offering on the Taiwanese Stock Exchange of 200 million ordinary shares and a public offering and listing on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400 million ordinary shares), each at an issuance price of NT$33 per ordinary share. As a result of these transactions, Infineon recognized a non-operating gain of €72 million.

Other Non-Operating Income (Expense), net.  In the 2007 fiscal year, other non-operating income (expense), net, increased by €46 million to positive €13 million, compared to negative €33 million in the 2006 fiscal year. Other non-operating income and expense consisted of various items in different periods not directly related to Infineon’s principal operations, including gains and losses on sales of marketable securities. In the 2006 fiscal year, other non-operating expense, net consisted mainly of €31 million related to net losses from foreign currency derivatives and foreign currency transactions and investment-related impairment charges of €13 million. In the 2007 fiscal year, other non-operating income, net included primarily gains and losses from financial instruments transactions.

Extraordinary Loss, net of tax.  During the quarter ended March 31, 2007, Infineon entered into agreements with Molstanda and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of its headquarters south of Munich. Pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46R”), Infineon determined that Molstanda is a variable interest entity since it does not have sufficient equity to demonstrate that it could finance its activities without additional financial support, and as a result of the agreements Infineon became its primary beneficiary. Accordingly, Infineon consolidated the assets and liabilities of Molstanda beginning in the second quarter of the 2007 fiscal year. Since Molstanda is not considered a business pursuant to FIN 46R, the €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as an extraordinary loss during the second quarter of the 2007 fiscal year. Due to Infineon’s cumulative loss situation no tax benefit was provided on this loss. Infineon subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year.

Earnings Before Interest and Taxes (EBIT)

Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon’s management used EBIT as a measure to establish budgets and operational goals, to manage its business and to evaluate its performance. EBIT was determined from the consolidated statements of operations as follows:

	For the years ended September 30,
(U.S. GAAP)	2006	2007
	(€ in millions)

Net loss	(268)	(368)
Add: Income tax expense	161	79
Interest expense, net	92	33

EBIT	(15)	(256)

EBIT of its separate reporting segments were as follows:

	For the years ended September 30,
(U.S. GAAP)	2006	2007
	(€ in millions)

Automotive, Industrial & Multimarket	246	300
Communication Solutions	(231)	(160)
Other Operating Segments	4	(12)
Corporate and Eliminations	(236)	(177)

Subtotal	(217)	(49)

Qimonda	202	(207)

Total	(15)	(256)

Notes

(1)	EBIT of Qimonda for the period following its IPO are reported net of minority interest’s results.

EBIT reflects the combined effects of the following EBIT developments of Infineon’s reporting segments:

•	Automotive, Industrial & Multimarket — In the 2007 fiscal year, EBIT further improved by 22 percent to €300 million, compared to €246 million in the 2006 fiscal year, due to an increase in net sales and despite being negatively impacted by additional corporate expense allocations subsequent to the Qimonda carve out. In addition, a €17 million gain was realized from the sale of Infineon’s POF business in June 2007 to Avago, which also had a positive impact on EBIT in the 2007 fiscal year.

•	Communication Solutions — In the 2007 fiscal year, EBIT improved by 31 percent to negative €160 million, compared to negative €231 million in the 2006 fiscal year, despite a further decline in net sales, as no significant charges were recognized and further cost reduction measures were successfully implemented.

•	Qimonda — In the 2007 fiscal year, EBIT decreased significantly by €409 million to negative €207 million, compared to positive €202 million in the 2006 fiscal year, primarily due to deteriorating conditions in the DRAM market and inventory write-downs resulting from negative DRAM price development and the weakening of the U.S. dollar with respect to the euro.

•	Other Operating Segments — In the 2007 fiscal year, EBIT was negatively affected by a downward adjustment of transfer prices resulting from the 200-millimeter wafer supply agreement between Infineon and Qimonda.

•	Corporate and Elimination — In the 2007 fiscal year, EBIT of this segment was positively affected by a reduction in idle production capacities at ALTIS compared to the 2006 fiscal year, a revision to accrued personnel costs of €22 million, and a decrease in stock option expenses of €13 million. On the other hand, Infineon incurred a loss of €84 million from the sale of an additional 28.75 million Qimonda ADSs in the 2007 fiscal year, which was recorded in this segment. Also, restructuring expenses increased by €22 million in the 2007 fiscal year in comparison to the 2006 fiscal year.

Interest Expense, Net

Infineon derived interest income primarily from cash and cash equivalents and marketable securities. Interest expense was primarily attributable to bank loans and convertible/exchangeable notes, and was net of interest capitalized on manufacturing facilities under construction.

	For the years ended September 30,
(U.S. GAAP)	2006	2007
	(€ in millions, except percentages)

Interest expense, net	(92)	(33)
Percentage of net sales	(1)%	0%

Interest expense in the 2006 and 2007 fiscal years related principally to the convertible subordinated notes that Infineon issued in February 2002 and in June 2003. The increase in interest expense, net in the 2006 fiscal year primarily reflected the drawdown of US$345 million under Infineon’s syndicated credit facility to finance the expansion of Qimonda’s Richmond manufacturing facility and a reduction in income from interest rate swaps resulting from increased variable interest rates and, to a lesser extent, interest on outstanding tax obligations and a reduction in capitalized interest. In February 2007, Infineon redeemed the remaining outstanding principal of the convertible subordinated notes issued in 2002, which resulted in a decrease in interest expense in the 2007 fiscal year of 64 percent to €33 million, compared to €92 million in the 2006 fiscal year.

Income Taxes

	For the years ended September 30,
(U.S. GAAP)	2006	2007
	(€ in millions, except percentages)

Income tax expense	(161)	(79)
Percentage of net sales	(2)%	(1)%
Effective tax rate	(150)%	(31)%

Generally, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income. In the 2006 and 2007 fiscal years Infineon continued to have a three-year cumulative loss in certain tax jurisdictions and, accordingly, it recorded increases to the valuation allowance of €292 million and €226 million in the 2006 and 2007 fiscal year, respectively. Infineon assesses its deferred tax asset position on a regular basis. Infineon’s ability to realize benefits from its deferred tax assets is dependent on its ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expiration. Infineon expects to continue to recognize no tax benefits in these jurisdictions until it has ceased to be in a cumulative loss position for the preceding three-year period.

Net Loss (U.S. GAAP)

In the 2007 fiscal year, net loss increased by 37 percent to €368 million, compared to €268 million in the 2006 fiscal year. In the 2006 fiscal year, the net loss incurred was primarily due to charges resulting from allowances recorded in response to the insolvency of BenQ’s German subsidiary, losses recognized in connection with the initial public offering of Qimonda, and the settlement of litigation. In addition, in the 2006 fiscal year Infineon began to recognize the fair value of employee stock options in earnings, which further contributed to the net loss incurred. In the 2007 fiscal year, the most significant factor contributing to the increase in net loss was the significant deterioration in EBIT of Qimonda, from positive €202 million in the 2006 fiscal year to negative €207 million in the 2007 fiscal year, which resulted from the deterioration in memory product prices and a weaker U.S. dollar, and a consequent significant decrease in Qimonda’s gross profit. Also contributing to the net loss incurred in the 2007 fiscal year were the loss of €84 million resulting from the sale of an additional 28.75 million Qimonda ADSs, restructuring charges of €45 million, and the extraordinary loss of €35 million resulting from the consolidation of Molstanda.

Financial Condition

The following table shows selected data relating to Infineon’s financial condition, prepared in accordance with IFRS, for the periods indicated:

	As of September 30,			As of March 31,(1) (2)
					Percentage
					Change
			Percentage		from
			Change		September 30,
(IFRS)	2007	2008	year-on-year	2009	2008
	(€ in millions, except percentages)

Current assets	5,210	4,648	(11)%	1,883	(59)%
thereof assets classified as held for disposal	303	2,129	+++ %	6	(100)%
Non-current assets	5,389	2,334	(57)%	2,094	(10)%

Total assets	10,599	6,982	(34)%	3,977	(43)%

Current liabilities	2,853	3,673	29%	1,240	(66)%
thereof: liabilities associated with assets classified as held for disposal	129	2,123	+++ %	—	—
Non-current liabilities	1,742	1,148	(34)%	1,034	(10)%

Total liabilities	4,595	4,821	5%	2,274	(53)%

Minority Interests	960	70	(93)%	55	(21)%

Total equity attributable to shareholders of Infineon Technologies AG	5,044	2,091	(59)%	1,648	(21)%

Total equity	6,004	2,161	(64)%	1,703	(21)%

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the assets and liabilities of Qimonda have been reclassified as held for disposal in the balance sheets as of March 31, 2009 and as of September 30, 2008. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

The following table shows selected data relating to Infineon’s financial condition, prepared in accordance with U.S. GAAP, for the periods indicated:

	As of September 30,
			Percentage
			Change
(U.S. GAAP)	2006	2007	year-on-year
	(€ in millions, except percentages)

Current assets	5,681	5,278	(7)%
Non-current assets	5,504	5,401	(2)%

Total assets	11,185	10,679	(5)%

Current liabilities	3,305	2,847	(14)%
Non-current liabilities	1,725	1,885	9%

Total liabilities	5,030	4,732	(6)%

Minority Interests	840	1,033	23%

Shareholders’ equity	5,315	4,914	(8)%

March 31, 2009 Compared to September 30, 2008, based on the Unaudited Condensed Consolidated Financial Statements (IFRS) as of and for the Three and Six Months ended March 31, 2009

As of March 31, 2009, Infineon’s current assets decreased by 59 percent to €1,883 million, compared to €4,648 million as of September 30, 2008, primarily due to the decrease in assets held for disposal of €2,123 million due to the deconsolidation of Qimonda. The remaining decrease in current assets primarily related to a decrease of €281 million in trade and other receivables, a €218 million decrease in Infineon’s gross cash position, consisting of cash and cash equivalents and available-for-sale financial assets, and a decrease in inventories of €122 million. Trade and other receivables decreased primarily as a result of lower revenues during the first half of the 2009 fiscal year. Furthermore, the receipt of €95 million from The Deposit Protection Fund of the German Private Commercial Banks in the second quarter of the 2009 fiscal year and increased allowances for doubtful accounts following Qimonda’s application to commence insolvency proceedings contributed to the decrease in trade and other receivables. Infineon’s gross cash position decreased as of March 31, 2009 compared to September 30, 2008, primarily due to the repayments of long-term debt of €182 million which mainly relates to the repurchase of nominal amounts of €22 million and €130 million of Infineon’s Convertible Notes due 2010 and Exchangeable Notes due 2010, respectively, and €41 million of Infineon’s syndicated loan. Additionally, payments of termination benefits and purchases of intangible assets and property, plant and equipment contributed to the decrease of Infineon’s gross cash position, which was partly offset by the receipt of €95 million from The Deposit Protection Fund of the German Private Commercial Banks and the contingent consideration of €13 million refunded from TI due to the failure to achieve the revenue targets of the CPE business.

As of March 31, 2009, non-current assets decreased by 10 percent to €2,094 million, compared to €2,334 million as of September 30, 2008. This decrease primarily results from a €195 million decrease in property, plant and equipment, net, as capital expenditures during the six months ended March, 31, 2009 were lower than depreciation. Furthermore, the sale of the SensoNor business contributed to the decrease in property, plant and equipment. Additionally, goodwill and other intangible assets decreased by €18 million mainly due to the reduction of goodwill relating to the acquisition of the CPE business from TI as a result of the contingent consideration of €13 million received from TI. Other financial assets decreased by €25 million.

As of March 31, 2009, current liabilities decreased by 66 percent to €1,240 million, compared to €3,673 million as of September 30, 2008, mainly due to the deconsolidation of Qimonda, resulting in a decrease of liabilities associated with assets classified as held for disposal of €2,123 million. Furthermore, trade and other payables decreased as of March 31, 2009 by €204 million compared to September 30, 2008, mainly resulting from lower trade accounts payables due to lower purchased services and lower capital expenditures. Also, other current liabilities decreased by €80 million, resulting from the decrease of employee related liabilities, mainly due to payments of termination benefits from Infineon’s IFX10+ cost-reduction program and the reduction of liabilities for bonus payments. Finally, short-term debt and current maturities of long-term debt decreased by €37 million, mainly as a result of repayments, while other current financial liabilities increased by €10 million due to accrued interest on financial liabilities.

As of March 31, 2009, non-current liabilities decreased by 10 percent to €1,034 million, compared to €1,148 million as of September 30, 2008, primarily due to a decrease of long-term debt of €147 million, which mainly relates to the repurchase of nominal amounts of €22 million and €130 million of Infineon’s Convertible Notes due 2010 and Exchangeable Notes due 2010, respectively. This decrease was partly offset by a €63 million increase in long-term provisions, primarily for potential liabilities resulting from Qimonda’s insolvency.

September 30, 2008 Compared to September 30, 2007, based on the Consolidated Financial Statements (IFRS) as of and for the Fiscal Year ended September 30, 2008

As of September 30, 2008, Infineon’s total assets decreased by 34 percent to €6,982 million, compared to €10,599 million as of September 30, 2007. This decrease was mainly due to the decrease in assets held for disposal from Qimonda and the write-down recorded to reduce Qimonda’s net assets to their estimated current fair value less costs to sell. Excluding assets held for disposal, total assets also decreased as of September 30, 2008, compared to September 30, 2007. This decrease was mainly due to the decrease in current assets as cash and cash equivalents and available for sale financial assets decreased, as a result of cash used in investing activities from continuing operations and cash used in financing activities being higher than cash provided by operating activities from continuing operations. In addition, cash and cash equivalents and available-for-sale financial assets in the amount of €121 million were reclassified to trade and other receivables as of September 30, 2008. This decrease in current assets was partly offset by increases of non-current assets as of September 30, 2008. This increase primarily related to the increase in goodwill and other intangible assets resulting from the acquisition of the mobility business from LSI and the digital power business from Primarion. The increase in goodwill and other intangible assets was partly offset by a decrease in property, plant and equipment as capital expenditures were more than offset by depreciation, amortization, and impairment charges during the 2008 fiscal year.

Total liabilities increased by 5 percent to €4,821 million as of September 30, 2008, compared to €4,595 million as of September 30, 2007. This increase was primarily caused by an increase in Qimonda’s total liabilities, which are classified as liabilities associated with assets held for disposal as of

September 30, 2008. The increase in Qimonda’s total liabilities is mainly due to increased short and long-term debt of Qimonda, partly offset by a decrease in trade accounts payable. Excluding liabilities associated with assets held for disposal, total liabilities decreases compared to September 30, 2007, primarily due to a decrease in short and long-term debt and trade accounts payable.

Total equity decreased by 64 percent to €2,161 million as of September 30, 2008, compared to €6,004 million as of September 30, 2007, primarily as a result of the net loss incurred in the 2008 fiscal year.

September 30, 2007 Compared to September 30, 2006, based on the Consolidated Financial Statements (U.S. GAAP) as of and for the Fiscal Year ended September 30, 2007

As of September 30, 2007, Infineon’s total assets decreased by 5 percent to €10,679 million, compared to €11,185 million as of September 30, 2006, and current assets decreased by seven percent to €5,278 million, compared to €5,681 million as of September 30, 2006, primarily due to decreased trade accounts receivable and decreased cash and cash equivalents. Trade accounts receivable decreased primarily as a result of the decrease in fourth quarter sales by €452 million to €1,838 million compared with the fourth quarter of the 2006 fiscal year. The decrease of cash and cash equivalents resulted primarily from the redemption during the 2007 fiscal year of convertible subordinated notes due 2007 in the nominal outstanding amount of €640 million.

Non-current assets decreased slightly by two percent to €5,401 million as of September 30, 2007, compared to €5,504 million as of September 30, 2006, as capital expenditures were more than offset by depreciation, amortization, and impairment charges during the 2007 fiscal year.

As of September 30, 2007, total liabilities decreased by 6 percent to €4,732 million, compared to €5,030 million as of September 30, 2006, and current liabilities decreased by 14 percent to €2,847 million, compared to €3,305 million as of September 30, 2006, mainly due to the redemption of convertible subordinated notes due 2007 in the principal outstanding amount of €640 million. The increase in non-current liabilities of 9 percent to €1,885 million as of September 30, 2007, compared to €1,725 million as of September 30, 2006, was primarily due to the issuance during the 2007 fiscal year of subordinated notes exchangeable for Qimonda ADSs in the nominal amount of €215 million. The increase in minority interests resulted primarily from the sale of an additional 28.75 million Qimonda ADSs, for net proceeds of €216 million.

Liquidity

Cash Flow

Infineon’s consolidated statements of cash flows show the sources and uses of cash and cash equivalents during the reported periods. They are of key importance for the evaluation of Infineon’s financial position.

Cash flows from investing and financing activities are both indirectly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net loss. The changes in balance sheet items have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items. The following table shows selected data from Infineon’s consolidated statements of cash flows, prepared in accordance with IFRS, for the periods indicated:

	For the years ended		For the six months ended
	September 30,(1)		March 31,(1)(2)
(IFRS)	2007	2008	2008	2009
	(€ in millions)

Net cash provided by (used in) operating activities from continuing operations	256	580	149	(65)
Net cash provided by (used in) operating activities from discontinued operations	995	(664)	(270)	(398)

Net cash provided by (used in) operating activities	1,251	(84)	(121)	(463)

Net cash provided by (used in) investing activities from continuing operations	(48)	(665)	(894)	31
Net cash provided by (used in) in investing activities from discontinued operations	(869)	3	(127)	21

Net cash provided by (used in) investing activities	(917)	(662)	(1.021)	52

Net cash used in financing activities from continuing operations	(214)	(230)	(97)	(180)
Net cash provided by (used in) financing activities from discontinued operations	(311)	343	200	(40)

Net cash provided by (used in) provided by financing activities	(525)	113	103	(220)

Net increase (decrease) in cash and cash equivalents	(191)	(633)	(1,039)	(631)
Effect of foreign exchange rate changes on cash and cash equivalents	(40)	(6)	(14)	(7)
Cash and cash equivalents at beginning of period	2,040	1,809	1,809	1,170
Cash and cash equivalents at end of period	1,809	1,170	756	532
Less: Cash and cash equivalents at end of period from discontinued operations	736	421	529	—

Cash and cash equivalents at end of period from continuing operations	1,073	749	227	532

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the cash flows of Qimonda are reported as net cash provided by (used in) activities from discontinued operations in the separate line below cash flows from continuing operations. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

The following table shows selected data from Infineon’s consolidated statements of cash flows, prepared in accordance with U.S. GAAP, for the periods indicated:

	For the years ended September 30,
	2006	2007
(U.S. GAAP)	(€ in millions)

Net cash provided by operating activities	1,003	1,207
Net cash used in investing activities	(853)	(867)
Net cash (used in) provided by financing activities	762	(521)
Net increase (decrease) in cash and cash equivalents	892	(221)

Six Months ended March 31, 2009 Compared with six months ended March 31, 2008 based on the Unaudited Condensed Consolidated Financial Statements (IFRS) as of and for the Three and Six months ended March 31, 2009

Net cash flow from operating activities from continuing operations

Net cash used in operating activities from continuing operations was €65 million for the six months ended March 31, 2009 and reflected mainly the loss from continuing operations of €266 million less non-cash charges for depreciation and amortization of €282 million and €16 million resulting from the sale of the SensoNor business. Net cash used in operating activities in the six months ended March 31, 2009 was negatively impacted by changes in operating assets and liabilities of €117 million and positively impacted by income taxes received of €19 million.

Net cash flow from investing activities from continuing operations

Net cash provided by investing activities from continuing operations was €31 million for the six months ended March 31, 2009 and primarily resulted from the receipt of €95 million from the German bank deposit protection fund in the second quarter of the 2009 fiscal year and the refund of contingent consideration of €13 million from TI due to the failure to achieve the revenue targets of the CPE business. Furthermore, proceeds of €10 million from the sale of available-for-sale financial assets and the consideration received from the sale of the SensoNor business contributed to cash provided by investing activities. Infineon used €91 million for the purchases of property, plant and equipment, and intangible assets.

Net cash flow from financing activities from continuing operations

Net cash used in financing activities from continuing operations was €180 million during the six months ended March, 31, 2009, and reflected principal repayments of long-term debt of €182 million, of which the majority related to the repurchase of nominal amounts of €22 million and €130 million of Infineon’s Convertible Notes due 2010 and Exchangeable Notes due 2010, respectively for an amount of €90 million in cash. Additional repayments of long-term debt amounted to €92 million, mainly €41 million for Infineon’s syndicated loan.

Net cash flow from discontinued operations

The net decrease in cash and cash equivalents from discontinued operations of €417 million in the six months ended March 31, 2009 consisted primarily of cash used in operating and financing activities of Qimonda aggregating €398 million and €40 million, respectively. The net cash provided by investing activities from discontinued operations of €21 million consisted primarily of cash received by Qimonda in connection with the sale of Inotera to Micron in November 2008 for USD 400 million (approximately €296 million), partially offset by the cash and cash equivalents of Qimonda totaling €286 million as of January 23, 2009, the date Qimonda filed an application to commence insolvency proceedings.

Year ended September 30, 2008 Compared with Year ended September 30, 2007 based on the Consolidated Financial Statements (IFRS) as of and for the Fiscal Year ended September 30, 2008

Net cash flow from operating activities from continuing operations

Net cash provided by operating activities from continuing operations was €580 million in the 2008 fiscal year, and reflected mainly the loss from continuing operations of €188 million, which was net of non-cash charges for depreciation and amortization of €571 million, impairment charges of €137 million and a €14 million charge for in-process R&D acquired from LSI. Also included in loss from continuing operations were gains from sales of businesses of €80 million. Cash provided by operating activities from continuing operations was positively impacted by the changes in operating assets and liabilities of €145 million.

Net cash flow from investing activities from continuing operations

Net cash used in investing activities from continuing operations of €665 million in the 2008 fiscal year mainly reflected capital expenditures of €353 million for the acquisition of the mobility products business of LSI and the digital power business from Primarion, and of €312 million for the purchase of property, plant and equipment. These cash outflows were partially offset by proceeds from the sale of businesses and interests in subsidiaries of €121 million, and by net proceeds from the sale and purchase of marketable securities of €27 million.

Net cash flow from financing activities from continuing operations

Net cash used in financing activities from continuing operations increased by €16 million to €230 million in the 2008 fiscal year compared to €214 million in the 2007 fiscal year. During the 2008 fiscal year,

Infineon made repayments of short-term and long-term debt of €294 million, of which €97 million related to the repurchase of a nominal amount of €100 million of Convertible Notes due 2010. Infineon also made dividend payments to minority interest holders of €80 million, which were partly offset by proceeds from issuance of long-term debt of €149 million.

Net cash flow from discontinued operations

Net decrease in cash and cash equivalents from discontinued operations was €318 million in the 2008 fiscal year compared to €185 million in the 2007 fiscal year. The net decrease in cash and cash equivalents from discontinued operations was mainly due to Qimonda’s net cash used in operating activities which was partly offset by Qimonda’s net cash provided by financing activities. Qimonda’s cash flow from operating activities decreased significantly from net cash provided of €995 million in the 2007 fiscal year to net cash used of €664 million in the 2008 fiscal year. This was mainly caused by Qimonda’s net loss, which was largely a result of lower revenues due to the strong decline in average selling prices as compared to the prior year. This negative impact on Qimonda’s cash flow from operating activities was partly offset by working capital (current assets less cash and cash equivalents, available-for-sale financial assets, net assets held for disposal and short-term liabilities) improvements resulting from a decrease in its inventories and trade accounts receivable. Qimonda’s cash flow from operating activities was also negatively impacted by a decrease in trade accounts payable in the 2008 fiscal year compared to the 2007 fiscal year. Qimonda’s net cash provided by financing activities was €343 million in the 2008 fiscal year and referred mainly to Qimonda’s issuance of US$248 million of convertible notes due 2013 from which Qimonda raised €168 million. Furthermore, drawings under several short-term and long-term loan agreements net of repayments and partially offset by redemptions under capital lease agreements contributed to Qimonda’s net cash provided by financing activities.

Year ended September 30, 2007 Compared with Year ended September 30, 2006 based on the Consolidated Financial Statements (U.S. GAAP) as of and for the Fiscal Year ended September 30, 2007

Net cash flow from operating activities

Net cash provided by operating activities in the 2007 fiscal year resulted mainly from the net loss of €368 million, which is net of non-cash charges for depreciation and amortization of €1,276 million and impairment charges of €40 million. Net cash provided by operating activities was positively impacted by a decrease of trade accounts receivable and other current assets of €386 million, and negatively impacted by an increase in inventories and a decrease in other current liabilities aggregating to €185 million.

Net cash flow from investing activities

Net cash used in investing activities in the 2007 fiscal year mainly reflected capital expenditures of €1,375 million, principally to expand and equip Infineon’s manufacturing facilities in Kulim, Malacca, Batam, Villach and Regensburg in the logic segments and the DRAM manufacturing facilities in Richmond, Dresden and Porto, as well as net proceeds from net sales of marketable securities of €133 million, proceeds from sale of business activities and interests in subsidiaries of €273 million, and cash inflows of €156 million from a sale and leaseback transaction of 200-millimeter equipment that Qimonda entered into in September 2007.

Net cash flow from financing activities

Net cash used in financing activities in the 2007 fiscal year principally related to the redemption of convertible subordinated notes due 2007 in the nominal outstanding amount of €640 million, which was in part offset by the proceeds of the issuance of €215 million in Exchangeable Notes due 2010.

Net Cash Position

The following table presents Infineon’s gross and net cash positions and the maturity of debt. It is not intended to be a forecast of cash available in future periods.

	Payments due by period
		Less than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years
	(€ in millions)

As of March 31, 2009(1)
Cash and cash equivalents	532	532	—	—	—	—	—
Available-for-sale financial assets	133	133	—	—	—	—	—

Gross cash position	665	665	—	—	—	—	—

Less:
Long-term debt	816	—	670	79	53	14	—
Short-term debt and current maturities	170	170	—	—	—	—	—

Total financial debt	986	170	670	79	53	14	—

Net cash position	(321)	495	(670)	(79)	(53)	(14)	—

Notes

(1)	Unaudited.

Infineon’s gross cash position as of March 31, 2009, representing cash and cash equivalents and available-for-sale financial assets, decreased by 25 percent to €665 million from €883 million as of September 30, 2008, primarily reflecting the cash used in operating and financing activities from continuing operations.

Infineon’s gross cash position was €883 million at September 30, 2008, compared with €2,226 million at September 30, 2007. Prior year gross cash position included Qimonda’s gross cash position which as of September 30, 2008 was included in assets classified as held for disposal. Furthermore, the decrease was due to the cash outflow from operating and investing activities, net of sale (purchases) of available for-sale financial assets of €112 million, the repurchase of Convertible Notes due 2010 in the nominal amount of €100 million for €97 million cash, and the reclassification of cash and cash equivalents and available-for-sale financial assets in the amount of €121 million into trade and other receivables as of September 30, 2008.

Long-term debt principally consists of convertible and exchangeable subordinated notes that were issued in order to strengthen Infineon’s liquidity position and allows it more financial flexibility in conducting its business operations. The total nominal amount of outstanding convertible and exchangeable notes as of September 30, 2008 and March 31, 2009 amounted to €815 million and €663 million, respectively.

On June 5, 2003, Infineon issued €700 million in Convertible Notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are unsecured and accrue interest at 5 percent per year. The notes are convertible, at the option of the noteholders, into a maximum of 68.4 million ordinary shares of Infineon’s company, at a conversion price of €10.23 per share through maturity. During the third quarter of the 2008 fiscal year and the first quarter of the 2009 fiscal year, Infineon repurchased a nominal amount of €122 million of Convertible Notes due 2010. The repurchase was made out of available cash. These notes were subsequently cancelled.

On September 26, 2007, Infineon issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are unsecured and accrue interest at 1.375 percent per year. The notes are exchangeable for a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS at any time during the exchange period through maturity. During the six months ended March, 31, 2009, Infineon repurchased nominal amounts of €130 million of Infineon’s exchangeable subordinated notes due 2010.

Subsequent to March 31, 2009, Infineon repurchased an additional €38 million in nominal amount of its Exchangeable Notes due 2010 for €27 million in cash and €56 million in nominal amount of its Convertible Notes due 2010 for €44 million in cash. The repurchases were made out of available cash.

On May 26, 2009, Infineon issued an aggregate nominal amount of €196 million of its New Convertible Notes due 2014 for aggregate gross proceeds of €182 million. See “ — Measures Taken to Date to Improve Infineon’s Financial Condition — Issuance of New Notes.”

Infineon’s net cash position as of March 31, 2009, defined as gross cash position less short and long-term debt was negative €321 million, a decrease of €34 million from September 30, 2008 with negative €287 million, mainly reflecting cash used in operating activities, which was only partly offset by the effect on Infineon’s net cash position of the repurchase of Exchangeable Notes due 2010 and Convertible Notes due 2010, respectively, net of accretion for the Exchangeable Notes due 2010 and Convertible Notes due 2010.

Infineon’s net cash position decreased by €950 million to negative €287 million at September 30, 2008, compared with positive €663 million at September 30, 2007, primarily because prior year amounts also included Qimonda’s net cash position. Additionally, net cash position decreased principally due to cash outflow from operating and investing activities, net of sale (purchases) of available-for-sale financial assets of €112 million from continuing operation and dividend payments to minority interest holders.

To secure Infineon’s cash position and to keep flexibility with regards to liquidity, Infineon has implemented a policy with risk limits for the amounts deposited with respect to the counterparty, credit rating, sector, duration, credit support and type of instrument.

Capital Requirements

Infineon requires capital to:

•	finance Infineon’s operations;

•	make scheduled debt payments;

•	settle contingencies if they occur; and

•	make planned capital expenditures.

Infineon expects to meet these requirements through:

•	cash flows generated from operations;

•	cash on hand and securities Infineon can sell;

•	available credit facilities; and

•	other initiatives as described in this Prospectus.

Statement on Working Capital

Infineon can provide no assurance that, without additional equity or debt capital or other inflow of funds, it will have sufficient working capital during the next 12 months due to the Convertible Notes due 2010 outstanding in the nominal amount of €522 million and Exchangeable Notes due 2010 outstanding in the nominal amount of €48 million falling due in 2010 (together, the “Bonds Due in 2010”). Working capital is defined in the CESR’s recommendations for the consistent implementation of the European Commission’s Regulation on Prospectuses n°809/2004 (CESR/05-054b) as an issuer’s ability to access cash and other available liquid resources in order to meet its liabilities as they fall due.

Infineon believes that it will continue to be able to fund its normal business operations out of cash flow from operations. However, in an effort to obtain sufficient funds to repay the Bonds Due in 2010 and to solidify its balance sheet structure, Infineon commenced the Offering which is the subject matter of this Prospectus. This Offering relates to up to 337,000,000 New Shares that Infineon is offering to its shareholders for subscription. The Backstop Investor has, subject to receiving a minimum allocation conveying a stake of at least 15 percent of the increased share capital, agreed with Infineon to subscribe for up to 326,022,625 New Shares at the Subscription Price. If persons exercising Subscription Rights subscribe to purchase 173,988,688 or more New Shares, the Backstop Investor would not receive this minimum allocation and the backstop would not take effect unless the Backstop Investor waives the minimum allocation condition. If the backstop would not take effect (and assuming the Backstop Investor does not waive the condition), Infineon would receive gross issue proceeds of at least €374 million. If all 337,000,000 New Shares are placed at the Subscription Price, the gross issue proceeds will be approximately €725 million. See “The Offering — Backstop Arrangement.”

Assuming that 337,000,000 New Shares are placed at the Subscription Price, Infineon expects to have sufficient funds to repay the Bonds Due in 2010 and to solidify its balance sheet structure.

However, it is possible that Infineon may only be able to place 173,988,688 New Shares for the above minimum gross proceeds of €374 million in the Offering for reasons beyond its control, including among others, that the Backstop Investor does not achieve its minimum threshold and does not waive this requirement and that the Backstop Investor terminates the Backstop Arrangement in accordance with its terms. See “Risk Factors — Risks Relating to the Company and the Market — The financial resources available to Infineon, including the proceeds of the Offering, may be insufficient to meet Infineon’s capital needs” as well as “The Offering — Backstop Arrangement.”

If Infineon places the minimum number of 173,988,688 New Shares, it will still be able to use part of its available cash to repay a portion of the outstanding nominal amount of, and accrued interest on, the Bonds Due in 2010, but may need to find alternative sources of funds to repay the remaining amounts due. These alternatives may include: new debt financing instruments such as loans provided or guaranteed by the governments of jurisdictions in which Infineon operates manufacturing facilities; portfolio measures, including asset sales; further internal cost and cash savings; and other corporate restructuring measures.

Commitments and Contingencies

	Payments due/expirations by period
		Less than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years
	(€ in millions)

As of March 31, 2009(1)
Contractual commitments:
Operating lease payments	752	70	65	58	56	56	447
Unconditional purchase commitments	487	381	60	27	13	4	2
Future interest payments	83	40	36	4	2	—	1

Total commitments	1,322	491	161	89	71	60	450

Other contingencies:
Guarantees(2)	76	10	5	1	—	3	57
Contingent government grants(3)	36	16	6	5	5	4	—

Total contingencies	112	26	11	6	5	7	57

Notes

(1)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table, based on Infineon’s estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not guaranteed otherwise and could be refundable if the total project requirements are not met.

Off-Balance Sheet Arrangements

Infineon issues guarantees in the normal course of business, mainly for the payment of import duties, rentals of buildings and contingent obligations related to government grants received. As of March 31, 2009, the undiscounted amount of potential future payments for guarantees was €78 million.

Capital Expenditures (Unaudited)

					For the six months ended
	For the years ended September 30,				March 31,(1)(2)
	2006	2007	2007(1)	2008(1)	2008	2009
	(U.S. GAAP)	(U.S. GAAP)	(IFRS)	(IFRS)	(IFRS)	(IFRS)
	(€ in millions)

Purchases of property, plant and equipment	1,253	1,375	498	312	170	69

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the cash flows of Qimonda are reported as net cash provided by (used in) activities from discontinued operations in the consolidated statements of cash flow for all periods presented. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

(2)	Unaudited.

Depending on market developments and its business situation, Infineon currently expects to invest approximately €130 million in capital expenditures for property, plant and equipment in the 2009 fiscal year. Assuming a successful completion of the Offering, Infineon will seek to continue to improve its productivity and upgrade technology at existing facilities. Infineon believes that it will be able to finance these capital expenditures using net cash flow from operating activities from continuing operations.

The principal items relating to Infineon’s capital expenditures in the six months ended March 31, 2009 included €69 million for Infineon’s front-end facilities in Kulim and Dresden, and Infineon’s back-end facilities in Malacca. In addition to those capital expenditures, Infineon invested €22 million in intangible assets and received €13 million for the refund of contingent consideration from TI due to the failure to achieve the revenue targets of the CPE business.

The principal items relating to Infineon’s capital expenditures in the 2008 fiscal year included €184 million mainly for capacity expansion of Infineon’s front-end facilities in Europe and the ramp-up of the Kulim facility, and €77 million mainly for capacity expansion of Infineon’s back-end facilities in Batam, Regensburg and Malacca. In addition to those capital expenditures, Infineon invested €58 million in intangible assets and spent €353 million for the acquisitions of the mobility products business from LSI and the digital power business of Primarion.

The principal items relating to Infineon’s capital expenditures in the 2007 fiscal year included €879 million at Qimonda, €279 million mainly for capacity expansion of Infineon’s front-end facilities in Kulim and Villach, and €160 million mainly for capacity expansion of Infineon’s back-end facilities. In addition to those capital expenditures, Infineon invested €40 million in intangible assets and spent €45 million for the acquisition of the CPE business from TI.

The principal items relating to Infineon’s capital expenditures in the 2006 fiscal year included €686 million at Qimonda, €392 million mainly for capacity expansion at Infineon’s front-end facility in Kulim, Malaysia, and €108 million mainly for capacity expansion of Infineon’s back-end facilities. In addition to those capital expenditures, Infineon invested €44 million in intangible assets.

Credit Facilities

Infineon has established both short- and long-term credit facilities with a number of different financial institutions in order to meet its anticipated funding requirements. These facilities, which aggregate €913 million, of which €536 million remained available at March 31, 2009, comprise the following:

	Nature of financial		As of March 31, 2009
	institution		Aggregate
Term	commitment	Purpose/ intended use	facility	Drawn	Available
	(€ in millions)

Short-term	firm commitment	working capital guarantees	508	117	391
Short-term	no firm commitment	working capital, cash management	145	—	145
Long-term(1)	firm commitment	project finance	260	260	—

Total			913	377	536

Note

(1)	Including current maturities.

In September 2004, Infineon executed a US$400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to US$345/€300 million in August 2006. The facility consists of two tranches. Tranche A is a term loan originally intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, Infineon drew US$345 million under Tranche A, on the basis of a repayment schedule that foresees equal installments falling due in March and September each year. At March 31, 2009 US$70 million was outstanding under Tranche A. Tranche B, which is a multicurrency revolving facility to be used for general corporate purposes, remained undrawn at March 31, 2009. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances.

In May 2009, the Company and Infineon Technologies Holding BV (as original borrowers and original guarantors, respectively) executed a €100 million revolving credit facility to be utilized by way of drawings of loans in Euro and any optional currency with an availability period until and including the date falling one month prior to March 15, 2010. The credit facility is available for general corporate purposes and currently undrawn. It is unsecured with customary financial covenants, and drawings bear interest at market-related rates that are linked to the interest period of each loan plus a margin.

At March 31, 2009, Infineon was in compliance with its debt covenants under the relevant facilities.

Pension Plan Funding

Infineon’s defined pension benefit obligation, which takes into account future compensation increases, amounted to €376 million at September 30, 2008, compared to €475 million at September 30, 2007. The fair value of plan assets as of September 30, 2008 was €333 million, compared to €409 million as of September 30, 2007.

The actual return on plan assets between the last measurement dates amounted to negative 11.1 percent, or negative €41 million, for domestic (German) plans and negative 8.0 percent, or negative €2 million, for foreign plans, compared to the expected return on plan assets for that period of 6.5 percent for domestic plans and 7.0 percent for foreign plans. Infineon has estimated the return on plan assets for the next fiscal year to be 7.1 percent, or €21 million, for domestic plans and 7.2 percent, or €3 million, for foreign plans.

At September 30, 2007 and 2008, the combined funding status of Infineon’s pension plans reflected an under-funding of €66 million and €43 million, respectively.

Infineon’s investment approach with respect to the pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on plan assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Infineon’s asset allocation targets for pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analyses and other relevant factors. The overall allocation is expected to help protect the plans’ level of funding while generating sufficiently stable real returns (that is, net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits. As a matter of policy, Infineon’s pension plans do not invest in the Company’s shares.

Financial Instruments

Infineon periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on Infineon’s foreign currency denominated net future cash flows. Infineon does not enter into derivatives for trading or speculative purposes.

Employees

The following table indicates the composition of Infineon’s workforce by function and region at the end of the periods indicated.

	As of September 30,			As of March 31,
	2006	2007	2008	2008	2009(1)

Function:
Production	20,528	20,376	19,358	19,677	17,080
Research & Development	5,989	5,833	6,273	6,313	6,019
Sales & Marketing	1,781	1,832	1,905	1,955	1,742
Administrative	1,551	1,557	1,583	1,594	1,521

Infineon	29,849	29,598	29,119	29,539	26,362

Qimonda	11,802	13,481	12,224	13,298	—

Total	41,651	43,079	41,343	42,837	26,362

Region:
Germany	11,052	10,151	10,053	10,115	9,361
Europe	5,578	5,564	5,192	5,333	4,610
North America	532	581	821	847	745
Asia/Pacific	12,497	13,145	12,897	13,082	11,501
Japan	149	157	156	162	145

Other	41	—	—	—	—

Infineon	29,849	29,598	29,119	29,539	26,362

Qimonda	11,802	13,481	12,224	13,298	—

Total	41,651	43,079	41,343	42,837	26,362

Note

(1)	On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. Subsequent to the deconsolidation, the employees of Qimonda are no longer reported. On April 1, 2009, the insolvency proceedings formally opened.

During the first half of Infineon’s 2009 fiscal year, workforce decreased in all functions and regions primarily as a result of its IFX10+ cost-reduction program, as well as a result of the sale of the SensoNor business.

During the 2008 fiscal year, the number of employees in Infineon’s logic business decreased slightly, primarily due to the deconsolidation of its Bipolar business, and further decreases in the number of production employees primarily in Asia/Pacific. These decreases were partly offset by employees that joined the company as a result of the acquisitions Infineon made during the year.

In the 2007 fiscal year, the number of employees in Infineon’s logic business decreased in Germany primarily as a result of the phase out of manufacturing at Munich-Perlach, and the restructuring program initiated following the insolvency of BenQ’s German subsidiary, but increased in the Asia/Pacific region due to expansion of production in Kulim, Malaysia, and R&D in Malaysia and China.

Critical Accounting Policies

Infineon’s results of operations and financial condition are dependent upon accounting methods, assumptions and estimates that it uses as a basis for the preparation of its consolidated financial statements. Infineon has identified the following critical accounting policies and related assumptions, estimates and uncertainties, which it believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on its reported financial results.

Revenue Recognition

Infineon generally markets its products to a wide variety of customers and a network of distributors. Infineon’s policy is to record revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. Infineon records reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. Infineon establishes reserves for sales discounts, price protection allowances and product returns based upon its evaluation of a variety of factors, including industry demand. This process requires the exercise of substantial judgments in evaluating the above- mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

In future periods, Infineon may be required to accrue additional provisions due to (1) deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products or (3) lack of market acceptance for new products. If these or other factors result in a significant adjustment to sales discount and price protection allowances, they could significantly impact Infineon’s future operating results.

Infineon has entered into licensing agreements for its technology in the past, and anticipate that Infineon will increase its efforts to monetize the value of its technology in the future. As with certain of Infineon’s existing licensing agreements, any new licensing arrangements may include capacity reservation agreements with the licensee. The process of determining the appropriate revenue recognition in such transactions is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of Infineon’s continuing involvement.

Recoverability of Non-Financial Assets

Infineon’s business is extremely capital-intensive, and requires a significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, Infineon anticipates the level of capital expenditures to be significant in future periods. During the 2008 fiscal year and the six months ended March 31, 2009, Infineon spent €312 million and €69 million on purchases of property, plant and equipment, respectively. At September 30, 2008 and March 31, 2009, the carrying value of Infineon’s property, plant and equipment was €1,310 million and €1,115 million, respectively. Infineon has acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2008 and March 31, 2009, Infineon had long-lived intangible assets of €443 million and €425 million, respectively.

In accordance with the provisions of IAS 36, “Impairment of Assets”, Infineon tests goodwill and indefinite life intangible assets for impairment at least once a year.

Infineon also reviews long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds their recoverable amount.

The Company determines its cash generating units (“CGU”) based on the smallest group of assets which are grouped and generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. At the Company, CGUs are represented by one or a group of individual product lines. The Company determines the recoverable amount of a GCU based on discounted cash flow calculations. The Company believes that this is the most meaningful method, in order to reflect the cyclicality of the industry and to determine the recoverable amount of the CGUs.

The material assumptions underlying our discounted cash flow model for all our cash generating units include the weighted average cost of capital as well as the terminal growth rate of the CGUs. The calculation of the discount rate is based on a market participant’s view of the asset or CGU. In accordance with IAS 36, the Company determines the appropriate WACC for the CGUs based market information, including the peer group’s beta factors and leverage, and other market borrowing rates. The assumption and methodologies used since the 2007 fiscal year have not been changed, only the parameters have been updated.

The terminal value growth rate has been taken from available market studies from market research institutes.

In addition, the individual impairment tests include sensitivity analysis taken into account the above mentioned material assumptions. As part of the sensitivity analysis for each impairment test for the CGU, these parameters were also subsequently revised to reflect further slowdown of the worldwide economic conditions during the 2008 fiscal year and until the filing of the audited financial statements.

During the 2008 fiscal year and the six months ended March 31, 2009, impairment charges of €130 million and €1 million, respectively, were recognized on long-lived assets, including intangible assets.

Infineon did not recognize any goodwill impairment charges in the 2008 fiscal year and the six months ended March 31, 2009.

Given the fact that Infineon’s market capitalization has been less than its book value, Infineon has performed an interim goodwill impairment test as of March 31, 2009. The assumptions underlying Infineon’s discounted cash flow model for all its cash generating units were revised to reflect further slowdown of the worldwide economic conditions. Based on Infineon’s impairment analysis, Infineon concluded that goodwill was not impaired as of March 31, 2009. Further, Infineon evaluated qualitatively the reasonableness of its estimated fair values of the cash generating units as compared to Infineon’s overall market capitalization. Infineon’s market capitalization during the period was below the aggregate fair value of its cash generating units. Infineon believes the substantial decrease in its market value during the period was largely due to factors which do not impact the fair value of its cash generating units to the same extent. These factors include liquidity and credit concerns in the overall market and uncertainties in the capital markets regarding Infineon’s liquidity and financing needs. Infineon believes that the aggregate fair value of its cash generating units based on the discounted cash flow model represents the best estimate of Infineon’s future performance and therefore, is a more accurate fair value.

Valuation of Inventory

Historically, the semiconductor industry has experienced periods of extreme volatility in product demand and in industry capacity, resulting in significant price fluctuations. Since semiconductor demand is concentrated in such highly-volatile industries as wireless communications, wireline communications and the computer industry, this volatility can be extreme. This volatility has also resulted in significant fluctuations in price within relatively short time-frames.

As a matter of policy, Infineon values inventory at the lower of acquisition or production cost or net realizable value. Infineon reviews the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change. At September 30, 2008 and March 31, 2009, total inventory was €665 million and €543 million, respectively.

In future periods, write-downs of inventory may be necessary due to (1) reduced semiconductor demand in the industries Infineon serves, including the computer industry and the wireless and wireline communications industries, (2) technological obsolescence due to rapid developments of new products and technological improvements, or (3) changes in economic or other events and conditions that impact the market price for Infineon’s products. These factors could result in adjustments to the valuation of inventory in future periods, and significantly impact Infineon’s future operating results.

Realization of Deferred Tax Assets

At September 30, 2008, total net deferred tax assets were €381 million. Included in this amount are the tax benefits of net operating loss and credit carry-forwards of approximately €367 million, net of the valuation allowance. These tax loss and credit carry-forwards generally do not expire under current law.

Infineon evaluates its deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of Infineon’s management with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon Infineon’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since Infineon has incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2008, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

As a result of this assessment, Infineon increased the deferred tax asset valuation allowance in the 2007 and 2008 fiscal years by €31 million and €181 million, respectively, in order to reduce the deferred tax asset to an amount that is probable to be realized in the future. Infineon expects to continue to recognize low levels of deferred tax benefits in the 2009 fiscal year, until such time as taxable income is generated in tax jurisdictions that would enable Infineon to utilize its tax loss carry-forwards in those jurisdictions.

The recorded amount of total deferred tax assets could be reduced if Infineon’s estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of Infineon’s ability to utilize tax loss and credit carry-forwards in the future.

Purchase Accounting

Infineon has acquired businesses in the 2008 fiscal year, including the mobility products business from LSI and the digital power business of Primarion. Both acquisitions resulted in long-term intangible assets and goodwill. Based on discounted estimated future cash flows over the respective estimated useful life, an amount of €14 million was allocated to purchased in-process R&D from the acquisition of the mobility products business from LSI and expensed as other operating expense during the 2008 fiscal year because no future economic benefit from its use or disposal was expected.

Accounting for business combinations requires the allocation of the purchase price to identifiable tangible and intangible assets and liabilities based upon their fair value. The allocation of purchase price is highly judgmental, and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results.

Provisions

Infineon is subject to various legal actions and claims, including intellectual property matters, which arise in and outside the normal course of business. Current proceedings are described under the heading “Business — Legal Matters.”

Infineon regularly assess the likelihood of any adverse outcome or judgments related to these matters, as well as estimating the range of possible losses and recoveries. Liabilities, including accruals for significant litigation costs, related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount of the loss can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the mid-point in the range is accrued. Accordingly, Infineon has accrued a liability and charged operating income in the accompanying consolidated financial statements related to certain asserted and unasserted claims existing as of each balance sheet date. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on Infineon’s results of operations, financial position and cash flows.

Provisions at September 30, 2008 and March 31, 2009 consist of the following:

	September 30,	March 31,
	2008	2009

Personnel costs	347	208
Warranties and licenses	32	49
Asset retirement obligations	13	9
Post-retirement benefits	3	3
Other	56	239

Total	451	508

Provisions for personnel costs relate to employee-related obligations and include, among others, costs of incentive and bonus payments, holiday and vacation payments, termination benefits, early retirement, service anniversary awards, other personnel costs and related social security payments.

Provisions for warranties and licenses mainly represent the estimated future cost of fulfilling contractual requirements associated with products sold.

Provisions for asset retirement obligations relate to certain items of property, plant and equipment. Such asset retirement obligations may arise due to attributable environmental clean-up costs and to costs primarily associated with the removal of leasehold improvements at the end of the lease term.

Other provisions comprise provisions for outstanding expenses, penalties for default or delay on contracts, conservation, and waste management, and for miscellaneous other liabilities. As of March 31, 2009, other provisions also include additional provisions resulting from the insolvency of Qimonda (see note 4 of Infineon’s condensed consolidated financial statements for the three and six months ended March 31, 2009). See “Risk Factors — Risks Related to the Company’s Business and the Market — Infineon may face significant liabilities as a result of the insolvency of Qimonda.”

For an amount of €424 million and €418 million of the total provisions as of September 30, 2008 and March 31, 2009, respectively, the outflow of economic benefit is expected to occur within one year.

Risk and Opportunity Management System

The Company-wide risk and opportunity management system (“RMS”) is based on a risk policy which defines risk as the potential negative deviation from the financial forecast and which is not limited to the detection of developments that endanger Infineon’s future. A substantial element of the RMS is the underlying risk management process, which consists of risk identification, risk analysis, risk steering and risk control. The systematic implementation of the risk management process improves Infineon’s planning forecast accuracy, enhances transparency in decisions under uncertainty and supports its overall risk awareness.

The risk management organization consists of the central risk management department, which is assigned to the Company’s chief financial officer, and so-called risk officers, who are responsible for the implementation of the risk management process in their respective organizational units. One of the most important tasks of a risk officer is to collect and to document substantial risks and opportunities. They build the interface to the central risk management department, which is mainly in charge of the risk management process itself and methods for its implementation, as well as the presentation of risks and opportunities at the company group level.

The all-encompassing risk reporting approach uses a risk and opportunity catalogue which is checked for completeness and whose content is assessed once a year. The quarterly risk and opportunity assessments are based on estimates of the probability of a risk event and the corresponding impact on results of operations. Additionally, risk mitigation measures are defined and the related implementation status is documented. All risks and opportunities above a defined threshold are rated as important and have to be reported in the quarterly risk report. During a quarter, risks and opportunities have to be reported if their impact on Infineon’s results of operations would materially affect Infineon’s share price.

The summarized risk reports of the organizational units are aggregated by the central risk management department while dependencies are being validated. The aggregated risk report contains information on all critical risks and opportunities and is provided to the Management Board once a quarter.

The risk and opportunity management system is comprehensively documented and published on Infineon’s intranet. Thus all employees have access to the details of the risk management system. It is periodically controlled to ensure its legal compliance and correctness. These controls are performed by the internal corporate audit department.

Infineon’s independent auditor reviews the risk management system as part of their year-end-audit. They confirm that the Management Board has established an early warning system which is compliant with Section 91(2) of the German Stock Corporation Act and which is explicitly able to detect early on risks which could endanger Infineon’s future.

Quantitative and Qualitative Disclosures about Market Risks

The following discussion should be read in conjunction with note 38 to Infineon’s consolidated financial statements for the fiscal year ended September 30, 2008, and note 18 to Infineon’s unaudited condensed consolidated financial statements for the six months ended March 31, 2009.

Market risk is the risk of loss related to adverse changes in market prices of financial instruments, including those related to commodity prices, foreign exchange rates and interest rates. Infineon is exposed to various financial market risks in the ordinary course of business transactions, primarily resulting from changes in commodity prices, foreign exchange rates and interest rates. Infineon enters into diverse financial transactions with multiple counterparties to limit such risks. Derivative instruments are used only for hedging purposes and not for trading or speculative purposes.

Commodity Price Risk

Infineon is exposed to commodity price risks with respect to raw materials used in the manufacture of its products. Infineon seeks to minimize these risks through its sourcing policies (including the use of multiple sources, where possible) and its operating procedures. Infineon does not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after these operating measures.

Foreign Exchange and Interest Risk

Although Infineon prepares its consolidated financial statements in euro, major portions of its sales volumes as well as costs relating to the design, production and manufacturing of products are denominated in U.S. dollars. As a multinational company, Infineon’s activities in markets around the world create cash flows in a number of different currencies. Exchange rate fluctuations may have substantial effects on Infineon’s sales, its costs and its overall results of operations.

Although the Company prepares the consolidated financial statements in euro, major portions of its sales volumes as well as costs relating to the design, development, manufacturing and marketing of products are denominated in currencies other than the euro, primarily the U.S. dollar. Fluctuations in the exchange rates of these currencies to the euro had an effect on profitability in the 2007 and 2008 fiscal years.

Management has established a policy to require the Company’s individual legal entities to manage their foreign exchange risk against their functional currency. The legal entities are required to internally hedge their entire foreign exchange risk exposure with the Company’s Finance and Treasury department. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the individual entities use forward contracts, transacted with the Company’s Finance and Treasury department.

The Company’s policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of its estimated net exposure for the initial two-month period, at least 50 percent of its estimated net exposure for the third month and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of the foreign currency exposure cannot be mitigated due to differences between actual and forecasted amounts. The Company calculates this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

See “Audited consolidated financial statements (prepared in accordance with IFRS) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007) — Note 39.”

The table below provides information about Infineon’s derivative financial instruments that are sensitive to changes in foreign currency exchange and interest rates as of the six months ended March 31, 2009. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At March 31, 2009, Infineon’s foreign currency forward contracts mainly had terms up to one year. Infineon’s interest rate swaps expire in 2010. Infineon does not enter into derivatives for trading or speculative purposes.

Derivative Financial Instruments

		Average contractual
	Contract amount	forward exchange	Fair value March 31,
	buy/(sell)	rate	2009

Foreign currency forward contracts:
U.S. dollar	96	1.31225	(1)
U.S. dollar	(265)	1.28105	7
Japanese yen	15	125.83767	—
Japanese yen	(14)	128.65204	—
Singapore dollar	22	1.97823	—
Great Britain pound	3	0.88738	—
Malaysian ringgit	35	4.67917	(1)
Malaysian ringgit	(1)	4.72230	—
Norwegian krone	2	8.79750	—
Norwegian krone	(2)	8.96182	—
Interest rate swaps	500	n/a	28
Other	78	n/a	(21)

Fair value, net			12

Infineon’s policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of its estimated net exposure for the initial two-month period, at least 50 percent of its estimated net exposure for the third month and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of Infineon’s foreign currency exposure cannot be mitigated due to differences between actual and forecasted amounts. Infineon calculates this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

Infineon records its derivative instruments according to the provisions of IAS 32, “Financial Instruments: Presentation”. IAS 32 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. During the six months ended March 31, 2009, Infineon designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. Infineon did not record any ineffectiveness for these hedges for the six months ended March 31, 2009. However, Infineon excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of the financial instruments’ gain or loss as a part of cost of goods sold. Infineon estimates that €4 million of net gains recognized directly in other components of equity as of March 31, 2009 will be reclassified into earnings during the 2009 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of March 31, 2009 have maturities of six months or less. Foreign exchange derivatives entered into to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period, with unrealized gains and losses recognized in earnings. For the six months ended March 31, 2008 and 2009, no gains or losses were reclassified from accumulated other comprehensive income as a result of the discontinuance of foreign exchanges cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

In the six months ended March 31, 2009, foreign exchange transaction gains were €5 million and were offset by losses from Infineon’s economic hedge transactions of €34 million, resulting in net foreign exchange losses of €29 million. This compares to foreign exchange losses of €0 million, which were offset by losses from Infineon’s economic hedge transactions of €3 million, resulting in net foreign exchange losses of €3 million in the six months ended March 31, 2008. A large portion of Infineon’s manufacturing, selling and marketing, general and administrative, and R&D expenses are incurred in currencies other than the euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the euro had an effect on profitability in the six months ended March 31, 2008 and 2009.

Interest Rate Risk

Infineon is exposed to interest rate risk through its debt instruments, fixed-term deposits and loans. During the 2003 fiscal year, Infineon issued convertible subordinated notes and in the 2007 fiscal year Infineon issued subordinated notes exchangeable for Qimonda ADSs. Due to the high volatility of Infineon’s main business and to maintain high operational flexibility, Infineon keeps a substantial amount of cash and marketable securities. These assets are mainly invested in instruments with contractual maturities ranging from three to twelve months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, Infineon attempts to align the duration of the interest rates of its debts and current assets by the use of interest rate derivatives.

Fluctuating interest rates have an impact on parts of each of Infineon’s marketable securities, debt obligations and standby lines of credit. Infineon makes use of derivative instruments such as interest rate swaps to hedge against adverse interest rate developments. Infineon has entered into interest rate swap agreements that primarily convert the fixed interest rate on its Convertible Notes due 2010 to a variable interest rate based on the relevant European Interbank Offering Rate (EURIBOR).

BUSINESS

Business

Infineon is one of the world’s leading semiconductor suppliers by revenue. Infineon has been at the forefront of the development, manufacture and marketing of semiconductors for more than 50 years, first as the Siemens Semiconductor Group and then, from 1999, as an independent group. Infineon Technologies AG has been a publicly traded company since March 2000. According to the market research company iSuppli (June 2009), Infineon (excluding Qimonda) was ranked the number 10 semiconductor company in the world by revenue in the 2008 calendar year.

Infineon designs, develops, manufactures and markets a broad range of semiconductors and complete system solutions used in a wide variety of applications for energy efficiency, security and communications. Infineon’s main business is currently conducted through its five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

In the 2009 fiscal year, Infineon is taking significant measures, in particular through its cost-reduction program “IFX10+”, with the aim of cutting costs, reducing debt, preserving cash and otherwise improving its financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measures Taken to Date to Improve Infineon’s Financial Condition — Cost Reduction Measures.” The efforts continue at present. Infineon believes that due to the positive impact of its overall cost reduction and cash preservation measures to retain liquidity it will be able to finance its normal business operations out of cash flows from continuing operations despite the sharp decline in revenue levels.

The address of Infineon’s principal executive offices is Am Campeon 1-12, 85579, Neubiberg, Germany, and Infineon’s main telephone number is +49-89-234-0.

Industry Background

Semiconductors power, control and enable an increasing variety of electronic products and systems. Improvements in semiconductor process and design technologies continue to result in ever more powerful, complex and reliable devices at a lower cost per function. As their performance has increased and size and costs have decreased, semiconductors have become common components in an ever increasing number of products used in everyday life, including personal computers, telecommunications systems, wireless handheld devices, automotive products, industrial automation and control systems, digital cameras, digital audio devices, digital TVs, chip cards, security applications and game consoles. According to iSuppli (May 2009), the global market for semiconductors in 2008 was USD 258 billion. Approximately 31 percent of this sales volume is attributed to general purpose microprocessor (MPU) and memory ICs, which Infineon does not target. The remaining 70 percent of the market consists of a variety of product categories including sensors, discretes and digital and analog integrated circuits and Infineon targets a diverse set of sub-categories therein. Like Infineon, most semiconductor companies choose to operate in only one of the two mentioned major market categories as they require fundamentally different business models.

In addition to the adverse effects of the global economic downturn and financial crisis on the entire semiconductor industry, the semiconductor market, and hence Infineon’s business, is characterized by a number of distinct factors.

•	Volatility: The market for semiconductors has historically been volatile. Supply and demand have fluctuated cyclically and have caused pronounced fluctuations in prices and margins. According to iSuppli (May 2009), the overall market growth compared to the previous year was 10 percent in 2006 and four percent in 2007, before shrinking by five percent in 2008. iSuppli (May 2009) predicts that the overall market will contract by approximately 24 percent in the 2009 calendar year.

•	Cyclicality: The industry’s cyclicality results from a complex set of factors, including, in particular, fluctuations in demand for the end products that use semiconductors and fluctuations in the manufacturing capacity available to produce semiconductors. Infineon attempts to mitigate the impact of cyclicality by investing in manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle.

•	Seasonality: Infineon’s sales are affected by seasonal and cyclical influences, with sales historically strongest in its fourth fiscal quarter.

•	Product Life Cycles: Infineon’s business is affected by the product life cycles determined by its customers as a response to innovative technical solutions, which incorporate Infineon products. The product life cycle prior to the start of volume production can range from several months to more than one year, or even several years for automotive products. Due to this lengthy cycle, Infineon may experience significant delays from the time it incurs expenses for R&D, marketing efforts, and investments in inventory, to the time Infineon generates corresponding revenue, if any.

•	Substantial Capital and R&D Expenditures: Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large capital investments. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability. To reduce total costs, Infineon intends to share the costs of its R&D and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing.

•	Price Declines and Competition: Infineon’s products generally have a certain degree of application specification. Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. Infineon aims to offset the effects of declining unit sales prices on total net sales by optimizing product mix, by increasing unit sales volume and by continually reducing per-unit production costs.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Semiconductor Industry and Factors that Impact Infineon’s Business.”

Core Strengths

Infineon believes that its core strengths are based on a variety of factors, including its technical competencies, its strong position in a broad set of markets, its deep customer relationships and its capabilities in semiconductor design and manufacturing.

•	Infineon believes it has deep technical core competencies in the design and manufacturing of semiconductors. These competencies are based in part on over 50 years of industry experience by the Company and its predecessors. Four core competencies are of particular importance, namely: Radio Frequency (“RF”), embedded control, analog/mixed signal, and high power.

•	Radio frequency competency: The ability to produce best-in-class RF transceivers (and integrate RF transceivers with standard logic circuitry) is a key differentiator of cellular modem solutions. The increasing complexity of transceiver products has forced most competitors out of this market and led to the current (2008) situation with four suppliers generating almost 85 percent of revenues; Infineon ranked second with over 22 percent market share (Strategy Analytics, May 2009). Infineon believes that its RF competency was the main facilitator of recent years’ remarkable recovery of its Wireless business and that it will help it gain further market share in the overall Wireless market in the future.

•	Embedded control competency: In contrast to general purpose computing platforms, embedded systems are designed for particular applications. Today, embedded systems designers demand microcontrollers that are specifically tailored to their needs. Infineon’s 32-bit Tricore microcontroller family is a typical example. It combines the real-time capability of a microcontroller, the computational power of a DSP, and high performance features of RISC architectures. In automotive applications, these microcontrollers enable outstanding engine performance at lower fuel consumption, meeting the highest emission standards, including EURO5 and US-LEV2. Infineon believes that due to its exceptional embedded control competency, it could further extend its current leading market position in the automotive semiconductor market, and that it will benefit from significant growth rates in market segments like engine control/power train. According to Strategy Analytics (January 2009), worldwide revenues with semiconductors for automotive power train applications are expected to grow at a compound annual growth rate of over 14 percent from 2009 to 2012, the fastest growth of all automotive applications.

•	Analog/Mixed signal competency: According to iSuppli (June 2009), Infineon ranks among the top three analog/mixed signal semiconductor companies worldwide measured by revenues generated with analog ICs, discretes and sensors. Infineon believes that analog and mixed signal markets generally offer particularly attractive revenue growth opportunities. For example, iSuppli (May 2009) views semiconductor sensors, typically Analog semiconductors, as one of the fastest growing semiconductor categories, with a compound annual growth rate of 13 percent from 2009 through 2012. Another example is on-chip integration of RF transceivers and cellular baseband processors. Infineon believes that it is the largest supplier by units shipped of such single chip RF/baseband products for cellular phones. Strategy Analytics (December 2008) expects revenues with single chip products to grow at a compound annual growth rate of over 70 percent from 2009 to 2013 and that the share of single chip products will rise from 6 percent of all baseband units in 2009 to 22 percent in 2013.

•	High power competency: Only a few semiconductor suppliers offer high power semiconductor devices and modules. According to IMS Research (August 2008), the top 5 power module suppliers generate over 80 percent of the worldwide revenues, with Infineon the worldwide market leader in power semiconductors with particularly strong positions in high power semiconductors and modules. Infineon believes that the market outlook for high power semiconductor modules is particularly promising. According to IMS Research (February 2009), the expected compound annual growth rate for power modules is 10 percent in the period from 2009 to 2012. Infineon believes that its high power competency will enable it to participate in this growing market.

•	Infineon has a large and diversified business that covers a broad range of endmarkets and spans multiple product categories. With the exception of memory ICs and microprocessors, Infineon provides products of all major product categories such as Discretes, Sensors, Analog & Logic ICs and ICs in Chip Card applications. After the closing of the sale of the Wireline Communications business, Infineon will focus on the target markets automotive, industrial and multimarket, chip card & security and wireless communications. According to the external market research cited below, Infineon holds a leading position by revenue in the four target markets.

•	A leader in the automotive chip industry. According to Strategy Analytics (May 2009), Infineon has been the number two chip manufacturer for the automotive industry worldwide by revenue for the past five years. In the 2008 calendar year, Infineon’s total revenue from the automotive industry amounted to USD 1,742 million, which according to the same Strategy Analytics report was USD 2 million behind the number one chip manufacturer. Infineon is the number one chip manufacturer for the automotive industry by revenue in Europe and holds the following market positions based on total revenue: number two in Rest of World (excluding Japan), number three in North America and number six in Japan. Infineon has increased its market share continuously over the course of the past fourteen years from 3.9 percent in 1994 to 9.5 percent in 2008. The main core competencies that helped drive such growth are embedded control and power semiconductors. In addition, Infineon attributes this growth to its goal of delivering zero-defect products. Infineon believes that in-house manufacturing capabilities are a competitive advantage due to the high quality standards demanded by automotive customers.

•	Leader in design and production of control electronics for energy efficiency and the miniaturization of such electronics in industrial and multimarket applications. Efficient generation and transmission and reliable distribution of electricity energy are vital for an environmental-friendly electricity supply. Infineon believes that it is the only company to offer power semiconductors and power modules for the entire electrical generation, transmission and consumption chain. According to IMS Research (November 2002, August 2008), Infineon’s revenues with Power Discretes and Power Modules grew by more than 145 percent from 2001 to 2007. With such growth, Infineon outperformed the competition and improved its market revenue ranking position from fourth place to number one in that period, with Infineon’s share of the global power semiconductor market increasing from 6.6 percent to 9.7 percent in such period. In the industrial market, according to the market research firm Semicast (June 2008), Infineon has outperformed competing semiconductor suppliers. Infineon ranked second in 2006 by revenue with a global market share of 6.4 percent. Within one year, Infineon increased revenues by more than 30 percent and rose to the number one position in 2007. While there is no external market research data available yet for 2008, Infineon believes it has solidified its market leading position in 2008.

Infineon’s extensive know-how in its core competency of power semiconductors was the main driver for this growth.

•	Market leader in chips for card applications. Each year from 1997 to 2008, Infineon was the global market leader in chips for card applications according to iSuppli (2009) and Frost & Sullivan (1998-2008). In addition, Infineon is the world’s leading supplier of Smart Card ICs, according to Frost & Sullivan (September 2008). These chips are mainly used for credit cards, debit cards, access cards, government identification applications, personal and object identification, and platform security applications Infineon’s strategic focus is on these security-critical fields where it can make the most of its experience in high-security applications. Infineon believes that it has the industry’s largest portfolio of chips and interfaces to meet the relevant security requirements in these areas. Due to Infineon’s strategic shift from high-volume markets to security-driven applications, Infineon was able to significantly improve its profitability. The main core competencies driving Infineon’s success in this market are embedded control and RF (the latter for contactless cards only).

•	A market leader in wireless solutions. Infineon not only manufactures traditional components such as baseband processors, RF transceivers and power management chips, but also offers complete platforms including software solutions, customized modifications and interoperability tests. Many mobile phone manufacturers rely increasingly on these third-party complete platforms and reduce their in-house chipset production accordingly. Infineon has become the fourth-largest supplier for these platforms (iSuppli, March 2009). A key component of mobile phone platforms is the RF transceiver where Infineon has built on the success of its CMOS technology based products. The insolvency of BenQ in September 2006 had a negative effect on Infineon. BenQ generated approximately 80 percent of Infineon’s wireless platform business. As a result of restructuring efforts and new customer design wins, Infineon believes that it will be able to successfully turn around this business, which is underscored by the positive Segment Result generated by Infineon’s Wireless business in the three months ended June 30, 2009. The main core competencies employed in Infineon’s wireless business are RF, analog/mixed-signal and embedded control technologies.

•	Infineon believes it has strong and long lasting customer relationships:

•	Infineon believes it has strong customer relationships. For example, Infineon is often the sole supplier to a customer due to a high specific development investment on the part of the customer to integrate Infineon’s products into the customer’s application.

•	Infineon believes many of its customer relationships are longlasting. In many cases, the customer’s development may take one to three years, with development input requiring up to 100 person years for one product. In addition, tests, validation, and if appropriate certification of the customer product with the integrated Infineon product may take six months to three years. For some applications, such as automotive, contract terms of up to 15 years are common.

•	Infineon believes that its manufacturing competences and assets for specialty manufacturing processes are an important competitive advantage, including among others:

•	Infineon’s proprietary process technologies, which allow it to manufacture ultrathin wafers for power semiconductors, enable great advances in energy efficiency;

•	Infineon developed an embedded Wafer-Level Ball Grid Array (“eWLB”) technology for semiconductor packages which achieves a 30 percent reduction of dimension compared to conventional (lead-frame laminate) packages, offers improved electrical performance and better cost; and

•	Infineon’s new power-logic plant in Kulim, Malaysia, which will allow Infineon to further expand its presence in the growing Asian market, as well as to strengthen its cost and competitive positions.

Strategy

Infineon strives to achieve profitable growth by maintaining and expanding its leadership position in semiconductor solutions in the four target markets automotive, industrial and multimarket, chip card & security and wireless solutions. Infineon will exit the wireline communications market upon the sale of its

Wireline Communications business and focus on these four target markets. Infineon is leveraging key market trends towards energy efficiency, security, and communications and seeks to:

•	Build on its leadership position in key markets, in particular by helping to improve energy efficiency. Infineon believes that its success to date has been based on a deep understanding of a wide range of applications for the automotive and industrial sectors as well as for personal computers and other consumer devices. Infineon’s leading position in these areas is built on high-performance products, superior process technologies and optimized in-house manufacturing capabilities. Infineon sees significant growth potential for its power business, in particular, driven by high energy costs, a shift towards renewable energy generation, and the need for ever longer battery life in mobile devices.

•	Strengthen Infineon’s leadership position in security solutions. Infineon seeks to benefit from growth in electronic and mobile communication and the growing desire to access data anywhere and at any time, which drives demand for data protection and data integrity such as secure authentication and identification of users. Infineon intends to leverage its know-how to address applications in new areas, and believes it is well positioned to benefit from future trends, such as the transition to e-Passports, e-Health cards and RFID ICs in logistics.

•	Provide the technology to be connected every day and everywhere. Infineon seeks to continue to profit from its key strengths in areas such as RF and mixed signal technologies employed, in particular, in its wireless business. In order to benefit from the ever-increasing need for mobility and communication in all aspects of day-to-day life, Infineon intends to grow its broad customer base and to focus on the most promising solutions for future profitable growth, such as cellular phone platforms. In the wireless market, these include, in particular, highly integrated, cost efficient single-chip solutions and highly integrated cellular phone platforms for wireless high speed data transfer in HSPA-enabled phones and smart phones.

In addition, it is part of Infineon’s manufacturing strategy to carefully manage the mix of in-house versus outsourced manufacturing capacity and process technology development. Infineon intends to continue to invest in those process technologies that provide it with a competitive advantage. This is the case in particular for Infineon’s power process technologies and in manufacturing capacity that can meet the very strict quality requirements of automotive customers. At the same time, in standard CMOS below the 90-nanometer node, Infineon will continue to share risks and expand its access to leading-edge technology through long-term strategic partnerships with other leading industry participants. Infineon does not intend to invest in in-house capacity for standard CMOS processes below the 90-nanometer node, and will make use of outsourced manufacturing capacity at silicon foundries instead.

Infineon believes that ongoing cost control and projects to continually improve productivity are important elements to support the successful implementation of Infineon’s profitable growth strategy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measures Taken to Date to Improve Infineon’s Financial Condition — Cost Reduction Measures.”

Products and Applications

Principal Products, Applications and Customers

The following summary provides an overview of some of Infineon’s more significant products and applications and of the largest direct customers of each of Infineon’s five reportable segments, which were effective as of October 1, 2008.

Largest
Customers
in the First
Half of the
2009 Fiscal
Segment	Principal Products(2)	Principal Applications	Year

Automotive	Power semiconductors (discretes, ICs and modules), sensors and microcontrollers (8-bit, 16-bit, 32-bit) with and without embedded memory, silicon discretes	Powertrain (engine control, transmission control, hybrid), body and convenience (comfort electronics, air conditioning), safety and vehicle dynamics (ABS, airbag, stability control), connectivity (wireless communication, telematics/navigation)	Avnet, Bosch, Continental (including Siemens VDO that merged into Continental in December 2007), Arrow

Largest
Customers
in the First
Half of the
2009 Fiscal
Segment	Principal Products(2)	Principal Applications	Year

Industrial & Multimarket	Power semiconductors (discretes, ICs and modules), silicon discretes, ASIC solutions including secure ASICs	Power management & supplies, lighting, drives, renewable energy, power generation and distribution, industrial control, discrete products for multimarket applications, ASICs (for example, for game consoles, hearing aids, computer peripherals)	Avnet, Delta, Siemens, WPG Holdings
Chip Card & Security	Chip card and security ICs, Trusted Platform Modules	Security memory ICs and security microcontroller ICs for identification documents, payment cards, SIM cards, prepaid telecom cards, access and transportation cards, Pay TV and platform security products for computers and networks (for example, Trusted Platform Modules), RFID ICs for object identification	Gemalto, Giesecke & Devrient, Oberthur Card Systems, U.S. Government Printing Office
Wireless Solutions	Baseband ICs, RF transceivers, power management ICs, single chip ICs integrating these components, mobile phone platform solutions including software, tuner ICs, RF-power transistors	Mobile telephone systems for major standards (GSM, GPRS, EDGE, UMTS, HSPA, LTE), RF connectivity solutions (for example, Bluetooth, GPS), cellular base stations	Hon Hai Precision, LG Electronics, Nokia, Samsung
Wireline Communications(1)	ICs for voice access and core access (for example, CODECs, SLICs, ISDN, T/E), broadband access ICs for xDSL CO/CPE, VoIP, Ethernet switch and PHY, system solutions for DSL-modems, home-gateways	Voice access and core access, broadband access solutions for central office, broadband customer premises equipment	Arrow, AVM, Huawei, Nokia Siemens Networks

Notes

(1)	On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

(2)	Other than such products and services described herein, there have not been any new products or services introduced that were significant to Infineon during the past three years.

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors and complete system solutions for use in automotive applications. Infineon’s Automotive segment focuses on microcontrollers and power semiconductors (which handle higher voltage and higher current than standard semiconductors), discrete semiconductors, modules and sensors. According to Strategy Analytics (May 2009), Infineon has been the number two chip manufacturer for the automotive industry by revenue for the past five years, with more than nine percent of the worldwide market, and the largest in Europe.

The market for semiconductors for automotive applications has grown substantially in recent years, reflecting increased electronic content in automotive applications in the areas of safety, powertrain, body and convenience systems. This growth also reflects increasing substitution of mechanical devices, such as relays, by semiconductors, in order to meet more demanding reliability, space, weight, and power reduction requirements. However, starting in the second half of 2008 the market for semiconductors for automotive applications has contracted due to the current economic downturn.

Infineon’s automotive division offers semiconductors and complete system solutions in the engine management, safety and chassis, body and convenience, and infotainment markets, in some cases including software. Infineon’s principal automotive products include:

•	semiconductors for powertrain applications, which perform, for example, engine and transmission control and enable hybrid powertrains;

•	semiconductors for safety management, which manage tasks such as the operation of airbags, anti-lock braking systems, electronic stability systems, power steering systems and tire pressure monitoring systems;

•	semiconductors for body and convenience systems, which include light modules, heating, ventilation and air conditioning systems, door modules (power windows, door locks, mirror control) and electrical power distribution systems; and

•	semiconductors for connectivity, such as those used for wireless communication and navigation/telematics.

According to Strategy Analytics (January 2009), the safety, chassis and security segment comprises the largest portion of the market, followed by powertrain applications, such as transmission, engine and exhaust control, then body applications, and finally in-car entertainment and driver information.

Infineon’s automotive products include power semiconductors, microcontrollers, discrete semiconductors and silicon sensors, along with related technologies and packaging. To take advantage of expected growth in the market for “green” vehicles, Infineon’s power competencies across all of its business divisions are bundled in order to better enable Infineon to provide semiconductor and power module solutions for hybrid vehicles.

Time periods between design and sale of Infineon’s automotive products are relatively prolonged (three to four years) because of the long periods required for the development of new automotive platforms, many of which may be in different stages of development at any time. This is one of the reasons why automotive products tend to have relatively long life-cycles compared to Infineon’s other products. The nature of this market, together with the need to meet demanding quality and reliability requirements designed to ensure safe automobile operation, makes it relatively difficult for new suppliers to enter.

In order to strengthen Infineon’s position in all areas of automotive electronics, Infineon seeks to further develop its strong relationships with world-wide leading car manufacturers and their suppliers, with a particular focus on those at the forefront in using electronic components in cars. Infineon believes that its ability to offer complete semiconductor solutions integrating power, analog and mixed-signal ICs and sensor technology is an important differentiating factor among companies in the automotive market.

Infineon strongly emphasizes high quality in its products. Infineon has implemented a program called Automotive Excellence, through which Infineon aims for the goal of “zero defects” in its automotive semiconductors and solutions.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial and multimarket applications, in addition to applications with customer-specific product requirements. Within the fragmented market for industrial semiconductor applications, Infineon focuses on power management and supply, as well as drives and power generation and distribution. IMS Research (August 2008) reported that Infineon was the number one supplier worldwide for power semiconductors by total revenue in 2007 with a market share of more than 9 percent. Infineon has a broad portfolio addressing consumer, computing and communication applications.

The market for semiconductors for industrial applications is highly fragmented in terms of both suppliers and customers. It is characterized by large numbers of both standardized and application-specific products employed in a large number of diverse applications in industries such as transportation, factory automation and power supplies.

Within the industrial business, Infineon focuses on two major applications: power management & supply and power conversion. Infineon provides differentiated products combining diverse technologies to meet Infineon’s customers’ specific needs. With global energy demand continuing to rise, supplies generally tightening and concerns over the environmental impact of power generation rising, power semiconductors can make a major contribution by addressing the increasing need for energy savings.

Infineon has a strong position in power applications. According to the annual market reports of IMS Research (August 2008), Infineon has been the global market leader for power semiconductors for the past five years, with a 9.7 percent market share in 2007.

Infineon’s broad portfolio comprises power modules, small signal and discrete power semiconductors and power management ICs. Infineon’s industrial products are used in a wide range of applications, such as:

•	power supplies (AC/DC), divided into two main categories: uninterruptible power supplies, such as power backbones for Internet servers; and switched-mode power supplies for PCs, servers and consumer electronics such as televisions and gaming consoles, as well as battery chargers for mobile phones, notebook computers and other handheld devices;

•	DC/DC power converters for computing and communication applications such as motherboards, telecommunications equipment and graphic cards;

•	lighting (electronic lamp ballast and control and LED drivers);

•	drives for machine tools, motor controls, pumps, fans and heating, ventilation, consumer appliances (such as washing machines), air-conditioning systems and transportation as well as power supplies for additional consumer appliances such as inductive cooking;

•	industrial automation and metering systems;

•	power generation, especially in the fields of renewable energy and power distribution systems; and

•	other industrial applications such as medical equipment.

Infineon’s portfolio of semiconductor discretes includes:

•	audio frequency (AF) discretes (general purpose diodes and transistors, switching diodes, digital transistors);

•	radio frequency (RF) devices (diodes, transistors, Monolithic Microwave Integrated Circuits (MMICs), CMOS based RF switches, Small Scale Integrated Circuits (SSICs));

•	protection devices such as Transient Voltage Suppressor diodes (TVS diodes) and High Performance Active and Passive Integration (HIPAC) devices offering Electro Static Discharge/Electro Magnetic Interference (ESD/EMI) protection and high integration in advanced applications (for example, in mobile communication devices);

•	High Reliability Discretes (bipolar transistors and diodes) for use in space and avionic applications; and

•	Silicon MEMS Microphone (SMM): acoustical sensors based on Micro-Electro-Mechanical System (MEMS) semiconductor technology (for use in mobile phone applications, for example).

Within Infineon’s ASIC activities, Infineon focuses on customer-specific products integrating intellectual property from Infineon’s customers with Infineon’s own IP. These products are used in a variety of markets, with a special focus on industrial usage, mobility, and security. The main products of this business unit include:

•	products for computer and gaming peripherals;

•	secure ASICs and ASSPs for authentication or copy protection applications, taking advantage of Infineon’s security know-how; and

•	customer designs manufactured by Infineon on a foundry basis.

Most of these products are tailored to customer specifications and are often provided by Infineon on a sole-source basis. As a result, Infineon is often able to establish long-term relationships with customers in this area, in some cases actively supporting the customer’s product roadmap.

Chip Card & Security

Infineon’s Chip Card & Security segment designs, develops, manufactures and markets a wide range of security controllers and security memories for chip card and security applications. According to Frost & Sullivan (September 2008), Infineon remained the market leader in ICs for smart card applications in the 2007 calendar year for the eleventh consecutive year, with a market share of 26.7 percent.

The markets for Infineon’s security products are characterized by an increasing emphasis on high-security applications, such as identification and payment, and by trends towards lower prices and higher demand for embedded non-volatile memory in SIM cards.

Within Infineon’s Chip Card & Security business, Infineon focuses on products making use of Infineon’s core competencies in security, contactless ICs and embedded control. Infineon’s products are used in a variety of markets, with a special focus on communication, payment, government identification, personal and object identification, and platform security. The main products of this segment include:

•	contact-based and contactless security microcontroller ICs for identification documents (for example, passports, national identification cards and health cards), payment cards, SIM cards and pay TV applications;

•	security memory ICs in prepaid telecom cards, access and transportation cards;

•	Trusted Platform Module (“TPM”) products (hardware-based security for trusted computing) in computers and networks; and

•	RFID ICs for object identification (for example, in logistics).

Wireless Solutions

Infineon’s Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications. Infineon is among the leading players in the markets for semiconductor solutions for mobile phones.

In the Wireless Solutions segment, Infineon’s principal products include baseband ICs, RF transceivers and single-chip ICs for the major air interface standards (GSM, GPRS, EDGE, UMTS and HSPA), power management ICs, radio-frequency products such as Bluetooth ICs, GPS ICs, and tuner ICs, as well as RF-power components for wireless infrastructure (base stations). Infineon’s principal solutions include hardware system design and software solutions for mobile telephone systems (addressing primarily the GSM, GPRS, EDGE, UMTS and HSPA standards).

According to iSuppli (June 2009), in the 2008 calendar year Infineon held the number four position in wireless ASSPs with a worldwide market share of 6 percent.

The markets for products in which Infineon’s cellular communication ICs and systems are utilized are characterized by trends towards lower cost, increasingly rapid succession of product generations, increased system integration, and market consolidation. According to Strategy Analytics (May 2009), approximately 1.2 billion cellular handsets were produced in the 2008 calendar year, compared with approximately 1.1 billion devices in 2007. This growth was to a large extent driven by a strong demand in emerging markets. Increasing demand for connectivity and multimedia capability is expected to increase the IC content of mobile phones. However, despite such increased demand, the average selling prices for cellular phone ICs have declined in recent years. Infineon expects that a further price decline of entry-level handset models, often referred to as “Ultra Low Cost” telephones, will generate additional demand in emerging markets. Infineon expects these trends to create both opportunities and threats for suppliers of cellular communication semiconductors and systems. In recent years, however, the market for semiconductors for wireless solutions has contracted due to the current economic downturn.

Infineon offers products and solutions to customers in the following principal application areas:

•	Global System for Mobile Communication (“GSM”), which is the de facto wireless telephone standard in Europe and available in more than 120 countries. GSM is a wireless mobile telecommunication standard that includes General Packet Radio Service (“GPRS”), Enhanced Data rate for GSM Evolution (“EDGE”), and Universal Mobile Telecommunications System (“UMTS”). Infineon offers products and solutions such as baseband ICs, RF transceivers, power management ICs, single-chip ICs integrating these components, mobile software, and reference designs addressing all of these wireless communication standards;

•	UMTS, a GSM-based standard for third-generation (“3G”) broadband, packet-based transmission of text, digitized voice, video, and multimedia at data rates up to 2 megabits per second (“Mbps”). Infineon offers complete multimedia mobile phone platforms, RF transceivers and mobile software for UMTS and also for the High-Speed Packet Access standard (“HSPA”) that supports data rates of up to 7.2 Mbps;

•	Digital Video Broadcasting (“DVB”) and other digital and analog television standards. Infineon offers tuner ICs for stationary, portable and mobile television receivers for the analog (PAL, NTSC, SECAM) and digital (DVB-C/T/H, ISDB-T, ATSC, DAB, T-DMB, CMMB) TV standards;

•	the Global Positioning System (“GPS”) is a location system based on a network of satellites. GPS is widely used in automotive, wireless, mobile computing and consumer applications. Together with a development partner, Infineon has introduced XPOSYS, Infineon’s next generation of single-chip Assisted Global Positioning System (“A-GPS”) receiver for mobile telephones, smart phones and PDAs with competitive superiority in terms of sensitivity, power consumption and footprint;

•	Bluetooth, a computing and telecommunications industry specification that allows mobile phones, computers and PDAs to connect with each other and with home and business phones and computers using a short-range wireless connection. Infineon offers BlueMoon UniCellular, a fast and energy-efficient Bluetooth-chip which supports the Bluetooth enhanced data rate (EDR) protocol; and

•	Satellite Digital Audio Radio Service (SDARS), a satellite-based radio communication service through which audio programming is digitally transmitted by space-based satellites and terrestrial repeaters to fixed, mobile, and/or portable subscription consumer radios.

Wireline Communications

On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009. Infineon’s Wireline Communications segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications. Infineon’s solutions are deployed at major service providers worldwide. According to Gartner Dataquest (June 2008), Infineon held the number one position by revenue in the wireline access network IC market (excluding cable modem transceiver ICs, which Infineon does not address) in 2007, with a market share of 22 percent.

The market for Infineon’s wireline communications products is currently characterized by the launch of high-speed data and video broadband services (for example, IPTV) from service providers around the world, the convergence of voice and data networks into a single IP-based Next-Generation Network (“NGN”) infrastructure, market consolidation, and strong pricing pressure.

Infineon’s broad portfolio in wireline communication includes semiconductors for voice access and core access, xDSL transceivers for central office (“CO”) and CPE, VoIP ICs, Ethernet switches and PHYs, DECT ICs and system solutions for DSL modems and home gateways. This comprehensive product portfolio allows complete, end-to-end access solutions that enable the “triple play” of voice, data, and video applications.

The primary applications for Infineon’s wireline communication products include:

•	broadband CPE equipment such as xDSL-modems and home gateways;

•	broadband access solutions for the central office, such as xDSL line cards; and

•	voice access, core access and enterprise applications, for example, analog line cards, ISDN, T/E, ATM and PBX.

During the fourth quarter of the 2007 fiscal year, Infineon acquired the DSL CPE business of Texas Instruments, Inc. This acquisition has enabled Infineon to combine its innovative broadband CPE roadmap with Texas Instruments Inc.’s large deployed DSL CPE base at major carriers worldwide.

Customers, Sales and Marketing

Customers

Infineon sells its products to customers located mainly in Europe, the United States, the Asia/Pacific region and Japan.

Infineon targets its sales and marketing efforts on creating demand at approximately 500 direct customers worldwide.

No customer accounted for more than 10 percent of Infineon’s sales in the 2008 fiscal year, and Infineon’s top 20 customers accounted for approximately 56 percent of Infineon’s sales. No customer accounted for more than 10 percent of Infineon’s sales in the six months ended March 31, 2009, and Infineon’s top 20 customers accounted for approximately 62 percent of Infineon’s sales.

Infineon focuses its sales efforts on semiconductors customized to meet its customers’ needs. Infineon therefore seeks to design its products and solutions in cooperation with its customers so as to become their preferred supplier. Infineon also seeks to create relationships with its major customers that are leaders in their market segments and have the most demanding technological requirements in order to obtain the system expertise necessary to compete in the semiconductor markets.

Infineon has sales offices throughout the world. Infineon believes that this global presence enables it not only to respond promptly to Infineon’s customers’ needs, but also to be involved in Infineon’s customers’ product development processes and thereby be in a better position to design customized ICs and solutions for their new products. Infineon believes that cooperation with customers that are leaders in their respective fields provides Infineon with a special insight into these customers’ concerns and future development of the market. Contacts to Infineon’s customers’ customers and market studies about the end consumer also position Infineon to be an effective partner for its customers.

Infineon believes that a key element of Infineon’s success is its ability to offer a broad portfolio of technological capabilities and competitive services to support its customers in providing innovative and competitive products to their customers and markets. This ability permits Infineon to balance variations in demand in different markets and, in Infineon’s view, is a significant factor in differentiating Infineon from many of Infineon’s competitors.

Customers by principal segment

Automotive

In the Automotive segment, which includes sales of microcontrollers, power devices and sensors, Infineon’s customer base includes most of the world’s major automotive suppliers. Infineon’s two largest customers in the 2008 fiscal year were Bosch and Siemens VDO (which as of December 2007 merged into Continental). Sales of automotive products are made primarily in Europe and, to an increasing extent, in the United States, China, Korea and Japan. A significant portion of Infineon’s automotive sales came from the distribution channel with Avnet accounting for the highest revenues among Infineon’s distribution partners.

Industrial & Multimarket

In the Industrial & Multimarket segment, the Siemens group is the largest OEM customer. The bulk of Infineon’s sales of industrial products are made in small volumes to customers that are either served directly or through third-party distributors such as Arrow, Avnet and WPG Holdings. Infineon’s sales of industrial products vary by type of product, with devices for drive and power conversion applications sold primarily in Europe and the United States, and devices for power management and supply sold primarily in Asia (other than Japan) and Europe. Infineon’s wide variety of discrete products is targeted at customers in all major fields of applications, including automotive, consumer, computing and communication.

With Infineon’s broad and complementary IP portfolio, system integration skills, and manufacturing expertise, Infineon seeks to leverage Infineon’s IP in ASIC-based system solutions. Infineon concentrates on customized designs for customers such as Siemens and Microsoft Corporation.

Chip Card & Security

Infineon’s Chip Card & Security segment derives a large portion of its revenues from large-scale projects like ePassport projects. Within the chip card business, three card manufacturers — Gemalto, Giesecke & Devrient and Oberthur Card Systems — currently account for a significant portion of sales. Other than the card manufacturers, Infineon’s customer base includes secure printers, such as the U.S. Government Printing Office, and customers served through distribution channels.

Wireless Solutions

In Infineon’s Wireless Solutions segment, Infineon sells a variety of products addressing applications such as cellular phones, ICs for A-GPS and wireless infrastructure to most of the world’s leading wireless device and equipment suppliers. In cellular phone applications, customers purchase products that range from ASSPs and customized ASSPs that Infineon produces to customer design and specifications to complete system solutions including mobile software. With complete system solutions, Infineon targets OEMs as well as design houses and ODMs. Infineon’s largest announced cellular phone customers include LG Electronics, Nokia and Samsung. Infineon supplies RF-power products to wireless infrastructure customers such as Ericsson.

Wireline Communications

On July 7, 2009, the Company entered into an asset purchase agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009. Infineon’s Wireline Communications segment sells IC products for telecommunication and data communication applications to a world-wide customer base, targeted at system providers of broadband communication applications. Infineon’s product portfolio includes ICs for voice and core access solutions (for example, CODECs, SLICs, ISDN, T/E), broadband access system solutions for xDSL and VoIP, as well as system solutions for broadband CPE.

The largest customers of Infineon’s Wireline Communications segment include leading telecommunications and data communications customers such as Alcatel-Lucent, Arcadyan, AVM, Ericsson, Huawei and Nokia Siemens Networks. Infineon delivers its semiconductor solutions to its customers either directly, via distributors such as Avnet, or via system manufacturers such as Flextronics.

Sales and Marketing

As of June 30, 2009, Infineon had 1,695 sales and marketing employees worldwide.

Infineon creates and fulfills its product sales either directly or through its network of distribution partners.

A team of Corporate Account Executives is assigned to develop business relationships with Infineon’s most important strategic customers. Dedicated Account Managers foster Infineon’s relationships with all other important direct customers. Regional sales units offer additional support for global accounts based in their regions, as well as local accounts that are key players in specific markets. In three smaller markets, Infineon has contractual arrangements with the Siemens and Epcos sales organizations to provide defined sales support.

To serve the broader market and expand Infineon’s indirect sales, a dedicated organization develops, maintains and interacts with a strong network of distribution partners. This optimized network includes globally active distributors, strong regional partners and committed niche specialists. In addition, third-party sales representatives help to identify and create business, particularly in the United States.

A number of Infineon’s important direct customers increasingly outsource activities ranging from product design and procurement to manufacturing and logistics to global Electronics Manufacturing Services (“EMS”). To meet the specific requirements of the EMS industry, Infineon has a dedicated EMS sales team. Focusing on the EMS market leaders, these account managers follow up on manufacturing transfers from OEM to EMS and conclude strategic partnerships for design and technology to increase Infineon’s market share within the EMS channel.

Within each of Infineon’s business divisions, Infineon has product- and application-oriented marketing employees. These employees investigate market trends and the needs of their respective segments to grow Infineon’s market share. They define, develop, optimize and position new products and provide product support from market introduction up to the end-of-life stage.

Finally, Infineon utilizes advertising campaigns, mainly in the trade press, to establish and strengthen Infineon’s identity as a major semiconductor provider. Furthermore, Infineon actively participates in trade shows, conferences and events to strengthen its brand recognition and industry presence.

Backlog

Standard Products

Industry cyclicality makes it undesirable for many customers to enter into long-term, fixed-price contracts to purchase standard (that is, non-customized) semiconductor products. As a result, the market prices of Infineon’s standard semiconductor products, and Infineon’s revenues from sales of these products, fluctuate very significantly from period to period. Most of Infineon’s standard non-memory products are priced, and orders are accepted, with an understanding that the price and other contract terms may be adjusted to reflect market conditions at the delivery date. It is a common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, Infineon believes that the backlog at any time of standard products is not a reliable indicator of future sales.

Non-Standard Products

For more customized products, orders are generally made well in advance of delivery. Quantities and prices of such products may nevertheless change between the times they are ordered and when they are delivered, reflecting changes in customer needs and industry conditions. During periods of industry overcapacity and falling sales prices, customer orders are generally not made as far in advance of the scheduled shipment date as during periods of capacity constraints, and more customers request logistics agreements based on rolling forecasts. The resulting lower levels of backlog reduce Infineon’s management’s ability to forecast optimum production levels and future revenues. As a result, Infineon does not rely solely on backlog to manage its business and does not use it to evaluate performance.

Competition

The markets for many of Infineon’s products are intensely competitive, and Infineon faces significant competition in each of its product lines. Infineon competes with other major international semiconductor companies, some of which have substantially greater financial and other resources with which to pursue research, development, manufacturing, marketing and distribution of their products. Smaller niche companies are also becoming increasingly important players in the semiconductor market, and semiconductor foundry companies have expanded significantly. Competitors include manufacturers of standard semiconductors, application-specific ICs and fully customized ICs, including both chip and board-level products, as well as customers that develop their own integrated circuit products and foundry operations. Infineon also cooperates in some areas with companies that are Infineon’s competitors in other areas.

The following table shows key competitors for each of Infineon’s principal operating segments in alphabetical order:

Key Competitors by Segment

Automotive	Freescale, International Rectifier, Mitsubishi, ON Semiconductor, NEC, NXP, Renesas, STMicroelectronics, Texas Instruments
Industrial & Multimarket	Fairchild, Fuji Electric, International Rectifier, Mitsubishi, NXP, ON Semiconductor, Renesas, STMicroelectronics, Texas Instruments, Toshiba, Vishay
Chip Card & Security	Atmel, NXP, Renesas, Samsung, STMicroelectronics, Texas Instruments
Wireless Solutions	Broadcom, Mediatek, Qualcomm, ST-Ericsson, Texas Instruments
Wireline Communications(1)	Broadcom, Conexant, Ikanos, PMC-Sierra, Zarlink

(1)	On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009.

Infineon competes in different product lines to various degrees on the basis of product design, technical performance, price, production capacity, product features, product system compatibility, delivery times, quality and level of support. Innovation and quality are competitive factors for all segments. Production capacity as well as the ability to deliver products reliably and within a very short period of time play particularly important roles.

Infineon’s ability to compete successfully depends on elements both within and outside of Infineon’s control, including:

•	successful and timely development of new products, services and manufacturing processes;

•	product performance and quality;

•	manufacturing costs, yields and product availability;

•	pricing;

•	Infineon’s ability to meet changes in its customers’ demands by altering production at Infineon’s facilities;

•	Infineon’s ability to provide solutions that meet its customers’ specific needs;

•	the competence and agility of Infineon’s sales, technical support and marketing organizations; and

•	the resilience of Infineon’s supply chain for services that Infineon outsources and the delivery of products, raw materials and services by third-party providers needed for Infineon’s manufacturing capabilities.

Manufacturing

Infineon’s production of semiconductors is generally divided into two steps, referred to as the front-end process and the back-end process.

Front-end

In the first step, the front-end process, electronic circuits are produced on raw silicon wafers through a series of patterning, etching, deposition and implantation processes. At the end of the front-end process, Infineon tests the chips for functionality.

The structure size of Infineon’s current products is as small as 65-nanometers, the 65-nanometer technology being qualified at multiple manufacturing sites of external partners.

Infineon believes that it achieves substantial differentiation at its customers due to its power semiconductor process technology and its world-wide network of manufacturing sites that combine the highest quality standards and flexibility.

Back-end

In the second step of semiconductor production, the back-end process (also known as the packaging, assembly and test phase), the processed wafers are ground and mounted on a synthetic foil, which is fixed in a wafer frame. Mounted on this foil, the wafer is diced into small silicon chips, each one containing a complete integrated circuit. One or multiple individual chips are removed from the foil and fixed onto a substrate or lead-frame base, which will enable the physical connection of the product to the electronic board. The next step is creating electrical links between the chip and the base by soldering or wiring. Subsequently, the chips and electrical links are molded with plastic compounds for stabilization and protection. Depending on the package type, the molded chips undergo a separation and pin bending process. Finally, the semiconductor is subject to functional tests.

Infineon’s back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling Infineon to perform assembly and test on a cost-effective basis. Infineon has improved its cost position by moving significant production volumes to lower-cost countries such as Malaysia and China. Infineon’s back-end facilities also provide Infineon with the flexibility needed to customize products according to individual customer specifications (giving Infineon “System in Package” capabilities). Infineon is continuing the process of converting its packages to comply with new international environmental requirements for lead- and/or halogen-free “green packages”.

Manufacturing Facilities

Infineon operates manufacturing facilities around the world, including through joint ventures in which Infineon participates. There are no material encumbrances on Infineon’s manufacturing facilities. The following table shows selected key information with respect to Infineon’s current major manufacturing facilities:

Manufacturing Facilities

	Year of
	commencement
	of first
	production line		Principal products or functions

Front-end facilities — wafer fabrication plants
Dresden, Germany	1996		ASICs and MCUs with embedded flash memory, logic ICs
Essonnes, France(1)	1963	(2)	Logic ICs and ASICs with embedded flash memory
Kulim, Malaysia	2006		Power, smart power, ASICs and MCUs with embedded flash memory
Regensburg, Germany	1986		Power, smart power, sensors, mixed signal
Villach, Austria	1979		Power, smart power and discretes
Warstein, Germany	1965	(2)	High power
Back-end facilities — assembly and final testing plants
Batam, Indonesia	1996		Leaded power and non-power ICs
Cegléd, Hungary	1997		High power
Morgan Hill, California	2002		RF-power
Regensburg, Germany	2000		Chip card modules, sensors and pilot lines
Singapore	1970		Leadless non-power ICs, wafer test
Warstein, Germany	1965	(2)	High power
Wuxi, China	1996		Discretes, chip card modules
Malacca, Malaysia	1973		Discretes, power packages, sensors, leaded and non-leaded logic IC

Notes

(1)	ALTIS, Infineon’s joint venture with IBM.

(2)	The current main production line began operations in 1991.

Strategic Alliances and Other Collaborations

As a part of Infineon’s long-term strategy, Infineon has entered into a number of strategic alliances with other leaders in the semiconductor industry, primarily in the areas of R&D for manufacturing process technologies and joint manufacturing facilities as well as cooperative product design and development.

In addition to Infineon’s own manufacturing capacity, Infineon has entered into a number of alliances and joint ventures, and has relationships with several foundry partners, which give Infineon access to substantial additional manufacturing capacity, allowing Infineon to more flexibly meet variable demand for products over market cycles. These arrangements are described below under “— Manufacturing joint ventures; Foundries.”

Front-end

Infineon’s front-end facilities currently have a capacity of approximately 240,000 200-millimeter equivalent wafer starts per month (excluding short term IFX10+ capacity reductions). In implementing Infineon’s ‘fab-light’ strategy, Infineon has begun to shift the focus of its in-house manufacturing toward power logic products and to shift manufacturing of advanced CMOS logic products to foundries.

Currently, in-house production of advanced logic wafers (with structure sizes of 250-nanometers or less) is carried out at Infineon’s 200-millimeter wafer manufacturing facility in Dresden and at its ALTIS joint-venture with IBM in Essonnes, France, while in-house production of power logic wafers (with structure sizes of more than 250-nanometers) is largely carried out at Infineon’s front-end manufacturing facilities in Kulim, Regensburg, and Villach.

Generally, Infineon uses foundries to provide flexibility in meeting demand, as well as managing investment expenditures. In recent years, Infineon has enhanced its manufacturing cooperation with UMC and TSMC, particularly with respect to leading-edge CMOS products for wireless communications.

Infineon has entered into a joint development agreement with IBM, Chartered Semiconductor and Samsung (the “ICIS Alliance”) as well as Freescale to accelerate the move to 65-nanometer and below. Infineon started to deliver first 65-nanometer products to customers in the current fiscal year and has begun to develop products based on 40-nanometer technology, which will be manufactured at one of Infineon’s manufacturing partners. The agreement with Freescale may be terminated at the discretion of either party upon 90 days prior written notice.

Infineon is continuing its ongoing development agreements with IBM and its development and manufacturing partners to the 32-nanometer generation. Infineon’s current agreement builds on the success of earlier joint development and manufacturing agreements. Starting with 65-nanometer technology, Infineon’s advanced logic front-end manufacturing will be solely sourced from manufacturing partners, optimizing capital investment and business flexibility.

Infineon is continuing the ramp up of its new power-logic plant in the Kulim Hi-Tech Park in the north of Malaysia and plans to further increase its production capacity at that site. This will allow Infineon to further expand its presence in the growing Asian market, as well as to strengthen its cost and competitive positions. Infineon expects that maximum capacity could reach approximately 100,000 wafer starts per month when the facility is fully ramped up, as and when market demand dictates.

Back-end

Infineon has a number of back-end facilities, located primarily in Asia. Infineon also uses assembly and test subcontractors to provide Infineon with flexibility in meeting demand, as well as managing investment expenditures. For assembly services, Infineon has further intensified its partnership with AMKOR Technology on leadless and flip-chip technologies.

Infineon and Advanced Semiconductor Engineering Inc., (“ASE”) announced in November 2007 a partnership to introduce semiconductor packages with a higher integration level of package size, the Wafer-Level Ball Grid Array technology, which achieves a 30 percent reduction of dimension compared to conventional (lead-frame laminate) packages. This partnership unites the technology developed by Infineon with the packaging know-how of ASE in a license model.

In August 2008, Infineon, STMicroelectronics and STATS ChipPAC announced an agreement to jointly develop the next-generation of eWLB technology, based on Infineon’s first-generation technology, for use in manufacturing future-generation semiconductor packages. This will build on Infineon’s existing eWLB packaging technology, which Infineon has licensed to its development partners. The R&D effort, for which the resulting IP will be jointly owned by the three companies, focuses on using both sides of a reconstituted wafer to provide solutions for semiconductor devices with a higher integration level and a greater number of contact elements.

Manufacturing joint ventures; Foundries

Joint Venture with IBM (ALTIS)

In 1991, Infineon entered into an arrangement with IBM, under which IBM manufactured DRAM products in its facility in Essonnes, France and Infineon received a share of the production. Later Infineon agreed with IBM to convert the Essonnes facility to the production of logic devices and to convert the existing production cooperation arrangement into a joint venture called ALTIS. See “— Material Contracts — Joint Venture with IBM (ALTIS)” for a further description of the ALTIS joint venture agreement. Infineon currently owns 50 percent of the joint venture’s shares plus one share and IBM owns the rest. Infineon’s allocated percentage of the output of ALTIS is currently 100 percent.

During the year ended September 30, 2003, the Company and IBM amended the original shareholders agreement. Pursuant to the amendment, the Company agreed to ratably increase its capacity reservation in the production output of ALTIS from 50 percent to 100 percent during fiscal years 2004 through 2007.

In December 2005, Infineon further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through 2009. Under the December 2005 amendment, Infineon and IBM agreed to a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company evaluated the amendment in accordance with FIN 46R and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50 percent less one vote ownership interest has been reflected as a minority interest. In June 2009, Infineon further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with Altis through February 2010 with a substantially reduced purchase volume.

Manufacturing Agreement with UMC and TSMC

The Company has established relationships with semiconductor foundry partners particularly in Asia, including UMC and TSMC to increase Infineon’s manufacturing capacities, and therefore its potential revenues, without investing in additional manufacturing assets. The Company outsources production to these foundries, which manufacture the semiconductors that the Company designs. Foundry partnerships provide the Company with a number of important benefits, including the sharing of risks and costs, reductions in the Company’s own capital requirements, and access to additional production capacities. The Company seeks to make optimal use of third-party foundries when strategically appropriate. Also see “— Material Contracts — Relationship with UMC and TSMC” for a description of the manufacturing agreement with UMC and TSMC.

Joint Venture with Siemens (Bipolar)

On September 28, 2007, the Company entered into a long-term joint venture agreement with Siemens, whereby the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, front-end and back-end production assets) into a newly formed legal entity called Bipolar and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The Company contributed all assets and liabilities of its high power bipolar business into Bipolar with economic effect as of September 30, 2007. The joint venture agreement grants Siemens certain contractual participating rights which will inhibit the Company from exercising control over the newly formed entity. Accordingly, the Company accounts for its 60 percent interest in Bipolar under the equity method of accounting. The transaction closed on November 30, 2007.

Other collaborations

During the 2008 fiscal year, Infineon also announced a number of collaborations and partnerships, including the following:

With respect to Infineon’s core competence in the security and chip card business, Infineon entered into new collaborations with Intel. One agreement concerns the development of optimized chip solutions for high-density SIM cards in the 4- to 64-megabit memory capacity range, for which Infineon is contributing its expertise in security hardware. Pursuant to a second agreement, Infineon is providing its Trusted Platform Module professional package software to fully support Intel’s TPM1.2 hardware solutions. This package, fully compliant with TCG’s Trusted Software Stack Work Group Specifications, will enable PC designers to take advantage of a cost effective, flexible and reliable security solution for Intel vPro technology, Intel Centrino processor technology and other fundamental business platforms.

Infineon also entered into a collaboration agreement with PGP Corporation to increase and enhance security options and to use certain of the other party’s trademarks. Together, Infineon will initially provide a combined solution towards Trusted Platform Module provisioning and management in conjunction with PGP Whole Disk Encryption.

Infineon signed a license agreement for Differential Power Analysis Countermeasures with Cryptography Research.

Based on Infineon’s background in confidential data storage, smart cards and security controllers, Infineon expanded its cooperation with the German Federal Ministry of the Interior on certification and identity documents.

In the USA Infineon entered a cooperation with IBM on the technology and manufacturing of security solutions for the USA government, specifically USA passports.

Infineon expanded its cooperation with IMEC on innovative design — technology interfaces in future technology nodes.

Infineon signed a memorandum of understanding with the European Commission on its automotive safety initiative. This move adds momentum to eCall, an integrated, automatic accident alert system for automobiles. The system collects data from key safety components and transmits this data to an emergency call center along with location information supplied by a GPS navigation module.

Infineon’s subsidiaries Comneon and Sonus Networks joined forces in developing, testing and provisioning advanced consumer-ready mobile services, including IP-voice for mobile networks and Voice Call Continuity (“VCC”), a service that allows seamless roaming between operator controlled mobile and open WiFi networks.

In order to strengthen Infineon’s MEMS based business, Infineon entered a cooperation with Hosiden on the development of silicon-based microphones. Hosiden is contributing its competence in electro-mechanics and acoustics as well as its market expertise, while Infineon is providing its rugged microphone MEMS technology.

With respect to Infineon’s CPE business, Infineon entered into a cooperation with Jungo Ltd. to deliver production-ready carrier-grade reference designs for the multi-service residential gateway market. The partnership, currently based upon Infineon’s ADSL2/2+ and VDSL solutions, enables customers to offer complete solutions for operator-specific products based on a pre-integrated, carrier-ready software platform from Jungo.

Research and Development

R&D is critical to Infineon’s continuing success, and Infineon is committed to maintaining high levels of R&D over the long term. The table below sets forth information with respect to Infineon’s R&D expenditures for the periods shown:

Research and Development Expenditures

	For the years ended September 30,				For the six months ended March 31,(2)
	2006	2007	2007(1)	2008(1)	2008(1)	2009(1)
	(U.S. GAAP)	(U.S. GAAP)	(IFRS)	(IFRS)	(IFRS)	(IFRS)
	(In € millions, except per share data)
Expenditures (net of subsidies received)	1,249	1,169	743	694	351	271
As a percentage of net sales/revenue	16%	15%	18%	16%	16%	17%

Notes

(1)	During the 2008 fiscal year, Infineon committed to a plan to dispose of Qimonda. As a consequence, the results of Qimonda are reported as discontinued operations in the consolidated statements of operations for the fiscal years ended September 30, 2007 and 2008 and for the six months ended March 31, 2008 and 2009. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings were formally opened.

(2)	Unaudited.

Infineon’s R&D activities are concentrated in the areas of semiconductor based product and system development, as well as process technology. Major R&D activities range from the development of leading edge RF, analog and power circuits, complex digital system-on-chip solutions, high and low power discretes, sensors, reusable IP-blocks, software blocks, CAD flow and libraries, and packaging technology to complex mobile phone system integration.

Infineon’s ICs generally utilize complex system-on-chip designs and require a wide variety of intellectual property and sophisticated design methodologies, to combine high performance with low power consumption. Infineon believes that its range of intellectual property and methodologies for logic ICs, in particular its capability to integrate various ICs and complex software products, will enable Infineon to continue to strengthen its position in the logic IC market. Infineon views expertise in analog/mixed-signal devices and RF design as a particular competitive strength.

Infineon’s power ICs and discrete power transistors utilize a sophisticated co-design of circuits and technology procedures to optimize parameters like on-resistance, switching speed and reliability. Infineon believes its expertise in all fields of power applications up to the highest voltage and current levels will enable it to retain a leading development position and help it to remain a leading supplier for power semiconductors.

Process technologies are another important focus of Infineon’s R&D activities. Infineon continuously develops its power technologies in order to support its number one position in the power market. Requirements for automotive and industrial applications, such as high-temperature, high switching power and reliability, allow for differentiation through in-house R&D. For advanced logic technologies Infineon is following a strategy of alliances with several partners and consortia to maintain a competitive technology roadmap at an affordable cost level. Infineon’s process technologies benefit from many modular characteristics, including special low-power variants, analog options and high-voltage capabilities.

Locations

Infineon’s R&D activities are conducted at locations throughout the world. The following table shows Infineon’s major R&D locations and their respective areas of competence:

Principal Research and Development Locations(1)

Location	Areas of Competence

Allentown, Pennsylvania, U.S.A.	IC, software and system development for wireless products
Bangalore, India	IC, software and system development for wireless, wireline, automotive and industrial products, CAD flow and library development
Bucharest, Romania	Power mixed-signal semiconductors, chip card ICs, RF IC development for wireless products
Dresden, Germany	Advanced technology development
Duisburg, Germany	IC and system development for wireless products, RF IC development, customer support for wireline products
Graz, Austria	Contactless systems, automotive power systems, sensor products
Linz, Austria	RF IC and software development for wireless and sensor products
Morgan Hill, California, U.S.A.	RF IC development for high power applications
Munich, Germany	Main product development site. Technology integration, CAD flow, library development, IC, software and system development for wireline products, microcontrollers, ASICs with embedded DRAM, chip card ICs, automotive power and industrial products, process technology development
Nuremberg, Germany	Software and system development for wireless products
Regensburg, Germany	Package development, process technology development
Shanghai, China	System development for wireless products
Singapore	IC, software and system development for wireline, wireless and industrial products, package development
Sophia Antipolis, France	IC development for wireless products, library development, CAD flow
Villach, Austria	IC development for power semiconductor products, mixed signal IC development for automotive and communication products
Xi’an, China	IC development for automotive and communication products
Note

(1)	On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business, and such sale is expected to close in the fall of 2009. The sale will affect engineers in the principal research and development locations of Bangalore, India, Duisburg, Germany, Munich, Germany, Singapore and Villach, Austria, who will be transferred to Wireline Holdings but will continue using the respective facilities under lease and sub-lease agreements.

As of June 30, 2009, Infineon’s R&D staff consisted of 5,947 employees working in Infineon’s R&D units throughout the world. Infineon has given particular emphasis in recent years to the expansion of Infineon’s R&D resources in cost-attractive locations with good access to lead markets and lead customers. Infineon believes that appropriate utilization of skilled R&D personnel in lower-cost locations will improve Infineon’s ability to maintain its technical position while controlling expenses.

Intellectual Property

Infineon’s intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models and designs. The subjects of Infineon’s patents primarily relate to IC designs and process technologies. Infineon believes that its intellectual property is a valuable asset not only to protect its investment in technology but also a vital prerequisite for cross licensing agreements with third-parties.

As of March 31, 2009, Infineon owned more than 20,250 patent applications and patents (both referred to as “patents” below) in over 40 countries throughout the world. These patents belong to approximately 8,100 “patent families” (each patent family containing all patents originating from the same invention).

National and regional patent offices examine whether Infineon’s patent applications meet the necessary requirements. Owing to the complex nature of Infineon’s patent applications this examination process typically takes several years until grant of a patent.

It is common industry practice for semiconductor companies to enter into patent cross licensing agreements with each other. These agreements enable each company to utilize the patents of the other on specified conditions. In some cases, these agreements provide for payments to be made by one party to the other. Infineon is a party to a number of patent cross licensing agreements, including agreements with other major semiconductor companies. Infineon believes that its own substantial patent portfolio enables Infineon to enter into patent cross licensing agreements on favorable terms and conditions. Infineon is in ongoing patent cross licensing negotiations with other industry participants. Depending on new developments, new products or other business necessities, Infineon may initiate additional patent cross licensing agreements in the future.

Infineon’s success depends in part on its ability to obtain patents, licenses and other intellectual property rights covering its products and their design and manufacturing processes. To that end, Infineon has obtained many patents and patent licenses and intends to continue to seek patents on its developments. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide Infineon with meaningful protection or a commercial advantage, or that they will not be revoked upon a third-party challenge. In addition, effective copyright, trademark and trade secret protection may be limited in some countries or even unavailable. In many jurisdictions, including Germany, when a licensee or licensor becomes insolvent or bankrupt, the license may be subject to limitation, termination or other impairment. Thus, insolvency and bankruptcy issues concerning Infineon’s intra-group or extra-group licensing counterparties could have a material adverse effect on Infineon’s business, including, but not limited to, competitors benefiting from license arrangements, or termination of cross-licenses, that could leave Infineon with insufficient intellectual property rights to continue its business as intended or at all.

Infineon’s competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third-party technology that is protected by patents and other intellectual property rights may be unavailable to Infineon or available only on unfavorable terms and conditions. Third parties may also claim that Infineon’s technology infringes their patents or other intellectual property rights, and they may bring suit against Infineon to protect their intellectual property rights. From time to time, it may also be necessary for Infineon to initiate legal action to enforce its own intellectual property rights. Litigation can be very expensive and can divert financial resources and management attention from other important uses. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. For a description of ongoing disputes, see “— Legal Matters.”

Acquisitions, Dispositions and Discontinued Operations

Reflecting the Company’s commitment to achieve profitability, the Company continued to dispose of non-core assets in the 2008 fiscal year. In addition, the Company also continued to strengthen its businesses through selective acquisitions. The principal transactions completed since the beginning of the 2006 fiscal year were as follows:

Liquidation of StarCore joint venture with Agere Systems Inc. and Motorola Inc.

On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc. incorporated StarCore, LLC (“StarCore”), based in Austin, Texas. StarCore focused on developing, standardizing and promoting Digital Signal Processor (“DSP”) core technology. In the 2006 fiscal year the shareholders decided by consensus to pursue their objectives in DSP core technology individually and to liquidate StarCore. As a consequence, the Company recorded an impairment of €13 million during the 2006 fiscal year.

Liquidation of ParoLink joint venture with United Epitaxy Company, Ltd.

In November 2003, the Company, together with United Epitaxy Company, Ltd, Hsinchu, Taiwan, founded a joint venture company ParoLink. During January 2006, the joint venture partners decided to dissolve and liquidate ParoLink. The liquidation was completed in the 2007 fiscal year.

Sale of Polymer Optical Fiber business

In March 2007, the Company agreed to sell its Polymer Optical Fiber business, based in Regensburg, Germany, to Avago and other related companies of the Avago group of companies for approximately $27 million in cash. The Polymer Optical Fiber business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 million which was recorded in other operating income during the 2007 fiscal year.

Acquisition of Mobility Products Business of LSI

On October 24, 2007, the Company completed the acquisition of the mobility products business from LSI for cash consideration of $450 million plus transaction costs and a contingent performance-based payment of up to $50 million in order to further strengthen its activities in the field of communications. The contingent performance-based payment was based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. Due to the lower revenues during the measurement period, no performance-based payment has been made. The mobility products business designs semiconductors and software for cellular telephone handsets. The business acquired consists mainly of mobile radio baseband processors and platforms that complement the Company’s existing portfolio. The underlying Asset Purchase Agreement is governed by the Laws of the state of New York and the New York courts have exclusive jurisdiction.

Acquisition of Texas Instruments Inc.’s (“TI”) DSL CPE business

During the 2007 fiscal year, the Company acquired TI’s CPE business for a cash consideration of $53 million. The purchase price was subject to an upward or downward contingent consideration adjustment of up to $16 million, based on negotiated revenue targets of the CPE business. Due to the failure to achieve the negotiated revenue targets of the CPE business, TI reimbursed an amount of €13 million during the first quarter of the 2009 fiscal year. The reimbursement resulted in a respective decrease of goodwill. The underlying Asset Purchase Agreement is governed by the Laws of the state of New York and the New York courts in the Borough of Manhattan have exclusive jurisdiction.

Sale of 40 percent of High Power Bipolar business

On September 28, 2007, the Company entered into a long-term joint venture agreement with Siemens. See “— Material Contracts — Joint venture with Siemens (Bipolar)” and “— Strategic Alliances and other Collaborations — Manufacturing joint ventures; Foundries — Joint venture with Siemens (Bipolar)”. With economic effect as of September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, front-end and back-end production assets) to a newly formed legal entity called Bipolar and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €32 million which was recorded in other operating expense (income), net during the 2008 fiscal year. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Sale of HDD IC business

In March 2008, the Company and LSI entered into an agreement pursuant to which LSI acquired the Company’s HDD business for cash consideration of $95 million. The HDD business designs, manufactures and markets semiconductors for HDD devices. The Company transferred its entire HDD activities, including customer relationships as well as know-how to LSI, and granted LSI a license for intellectual property. The Company agreed to provide certain services in a transition period to LSI with respect to the HDD business and agreed to supply LSI with wafers for a transition period. The transaction did not encompass the sale of significant assets or transfer of employees. As a result of this transaction, the Company realized a gain before tax of €39 million which was recorded in other operating expense (income), net during the 2008 fiscal year. The transaction closed on April 25, 2008.

Acquisition of Primarion, Inc.

In April 2008, the Company acquired Primarion, Inc. (“Primarion”) for cash consideration of $50 million plus a contingent performance-based payment of up to $30 million. The contingent performance-based payment is based on the revenues in the period from July 1, 2008 to June 30, 2009. Primarion designs, manufactures and markets digital power ICs for computing, graphics and communication applications. The company’s power architecture addresses the need for adaptive local intelligent control over power delivery to optimize performance and minimize power consumption. Combining power conversion and power management on a single chip simplifies system design and reduces costs. With this acquisition, the Company strives to broaden its product portfolio in the area of digital power management ICs and to become a leader in this market. The underlying merger agreement is governed by the laws of the state of Delaware and the Los Angeles County Court has exclusive jurisdiction.

Sale of Bulk Acoustic Wave (“BAW”) Filter business

On June 25, 2008, the Company entered into a definitive agreement with Avago Technologies GmbH (“Avago”) and other related companies of the Avago group of companies to sell its bulk acoustic wave filter business for approximately €21 million in cash. The Company realized a gain before tax of €9 million which was recorded in other operating income, net during the 2008 fiscal year, and deferred €6 million which will be realized over the term of the supply agreement. BAW develops bulk acoustic wave filters for cellular duplexers and GPS applications. The transaction closed on August 11, 2008. At this time, the Company also entered into a supply agreement with Avago Technologies Trading Ltd. through December 2009.

Sale of Infineon Technologies SensoNor AS

On March 4, 2009, the Company sold the business of its wholly-owned subsidiary Infineon Technologies SensoNor AS (“SensoNor”), including property, plant and equipment, inventories, and pension liabilities, and transferred employees to a newly formed company called SensoNor Technologies AS for cash consideration of €4 million. In addition, the Company granted a license for intellectual property and entered into a supply agreement through December 2011. As a result of this transaction, the Company realized losses before tax of €16 million which were recorded in other operating expense for the three and six months ended March 31, 2009. The Company has entered into business agreements with the new company to ensure both a continued supply of the components for the Company’s tire pressure monitoring systems while the Company transfers production to its Villach site and the smooth transition of all services and functions to the new company.

Status of Qimonda

The Company currently holds a 77.5 percent interest in the memory products company Qimonda, which was carved out from Infineon in 2006. In connection with the formation of Qimonda as a separate legal entity, Infineon and Qimonda entered into a number of agreements governing the carve-out of the memory products business, the licensing of intellectual property, the use of Infineon’s 200-millimeter fabrication facility in Dresden, and support services in the areas of general support, IT services and R&D services. On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co.

oHG filed an application to commence insolvency proceedings, and formal insolvency proceedings were opened in the local registry court in Munich on April 1, 2009. The Company reports the results of Qimonda as discontinued operations in its consolidated financial statements and deconsolidated Qimonda during the second quarter of the 2009 fiscal year. The future of Qimonda remains highly uncertain. See “Risk Factors — Risks Relating to the Company and the Market — Infineon may face significant liabilities as a result of the insolvency of Qimonda.”

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda. As a result, the results of Qimonda are reported as discontinued operations in the Company’s consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the consolidated balance sheets for all periods presented. In addition, the Company recorded after-tax write-downs totaling €1,475 million, in order to remeasure Qimonda to its estimated current fair value less costs to sell. Pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the recognition of depreciation expense ceased as of March 31, 2008. In the second quarter of the 2009 fiscal year, Infineon deconsolidated Qimonda. See “Risk Factors — Risks Relating to the Company and the Market — Infineon may face significant liabilities as a result of the insolvency of Qimonda.”

On March 16, 2009, the New York Stock Exchange (NYSE) removed Qimonda’s ADSs from listing and registration on the NYSE due to Qimonda’s and Qimonda Dresden GmbH & Co. OHG’s application with the local court in Munich to commence insolvency proceedings. In addition, Qimonda was not in compliance with the NYSE’s continued listing standards for average share price over a consecutive 30 trading day period of not less than USD 1.00 and average global market capitalization over a consecutive 30 trading day period of not less than USD 100 million.

Status of ALTIS

Infineon and its joint venture partner IBM are currently involved in ongoing negotiations with strategic and financial partners regarding a divestiture of their respective shares in ALTIS, the manufacturing joint venture in France. The outcome of these negotiations cannot be predicted at this stage. In the event of a failure to reach an agreement with the potential buyers, Infineon and IBM may well have to resort to the closure of the ALTIS manufacturing facility. In June 2009, Infineon further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through February 2010 with a substantially reduced purchase volume. Either the sale or the closure of the facility may result in the Company incurring material additional costs and charges. See “Risk Factors — Risks Relating to the Company and the Market — A sale or closure of the ALTIS facility may result in the Company incurring material additional costs.”

Divestiture of the Wireline Communications Business

On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business for a cash consideration of €250 million. The majority of the purchase price is payable at closing, which is expected to occur in the fall of 2009, with €20 million of the purchase price being payable 9 months after the closing date. The closing is subject to the receipt of required antitrust approvals. Furthermore, under German labor law, the separation of the Wireline Communications business qualifies as a measure requiring the prior conclusion of the negotiations with Infineon’s competent works councils (Betriebsräte) with respect to the balancing of interest (Interessenausgleich) procedures. Successful termination of the negotiations is a condition precedent for the closing of the transaction. Negotiations will commence in July and the Company expects them to last for several weeks. Infineon will transfer its entire Wireline Communications business, including certain contracts, property, plant and equipment, inventories, intellectual property and certain employment liabilities, as well as know-how to Wireline Holdings, and has granted Wireline Holdings a license for certain intellectual property. In addition, Infineon has agreed to provide certain services in a transition period to Wireline Holdings with respect to the Wireline Communications business against payment and to supply Wireline Holdings with wafers and backend services.

Employees

Infineon employed a total of 26,362 employees as of March 31, 2009 and 26,108 employees as of June 30, 2009. For a further description of the Company’s workforce by location and function over the past two years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Employees.” In connection with the sale of the Wireline Communications business, approximately 900 employees will be transferred to Wireline Holdings, of which 600 employees are from the Wireline Communications division and 300 employees are currently working in central functions mainly for the Wireline Communications segment.

A significant percentage of the Company’s employees, especially in Germany, are covered by collective bargaining agreements determining remuneration, working hours and other conditions of employment. On November 12, 2008, Infineon Technologies AG terminated its membership of the Association of the Bavarian Electrical and Metalworking Industries. However, according to the German Collective Bargaining Agreements Act (Tarifvertragsgesetz), the relevant collective bargaining agreements that have been concluded by this employer’s association remain binding in the form that is effective on the date of membership termination. In addition, the collective bargaining agreements will continue to be binding for the Company until they (i) expire or (ii) are amended or terminated.

A significant percentage of the Company’s employees are also represented by works councils and other employee representative bodies. Works councils are employee-elected bodies established at each location in Germany and also on company level, i.e. company works council at Infineon Technologies AG. Furthermore, works councils exist at the Company’s subsidiaries in Austria and France (including ALTIS, the Company’s joint venture with IBM). In Germany, works councils have extensive rights to notification and of co-determination/participation in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), the works councils must be notified in advance of any proposed employee termination, they must approve hiring and relocation and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. It may also be required to involve the relevant German works council prior to and in the context with restructuring measures. Management believes that it has a positive relationship with the works councils. The members of the senior management of Infineon Technologies AG are represented by a senior management committee (Sprecherausschuss).

During the last two fiscal years, the Company has not experienced any labor disputes resulting in significant strikes.

As part of Infineon’s IFX10+ cost-reduction program, approximately 10 percent of the Company’s worldwide workforce has been reduced over the past 12 months. Since the primary objective is to avoid redundancies for operational reasons, and as a first step towards improving business results as quickly as possible, Infineon has offered a limited-term, voluntary severance bonus based on a voluntary severance agreement for German locations except Dresden. At the same time, Infineon has entered into negotiations with the company works council with regards to an agreement on the implementation of the restructuring program (Interessenausgleich) and the conclusion of a social plan (Sozialplan). The Interessenausgleich has been concluded at the end of April 2009.

Furthermore, in light of the present crisis in the financial markets, and in particular in the Company’s sales markets, and under consideration of the associated decline in demand in the automotive, industrial, security and communication sectors, the Company implemented, on a company-wide level, reduced work hours arrangements and income-reduction measures at the beginning of 2009. In Germany and Austria, reduced work hours arrangements, which involve reduced renumeration of the affected employees (Kurzarbeit), have been introduced for non-exempt and exempt employees on a nationwide basis. Under the current agreement with the works council, the term of the reduced hours programs is, in general, set until September 30, 2009. With certain exceptions, all other employees involved (e.g. senior employees) participate in Unpaid Leave Programs on a group company basis in accordance with the applicable national laws.

Legal Matters

Litigation and Investigations

The Company and Qimonda are the subject of a number of governmental investigations and civil lawsuits which are described below:

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products during certain periods of time between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six OEM customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corp. (“IF North America”) and other DRAM suppliers by direct customers, indirect customers and various U.S. state attorneys general, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”).

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, court approved the settlement agreement and entered final judgment and dismissed the claims with prejudice. Six entities chose to opt out of the class action settlement of the direct customers and pursue individual lawsuits against the Company. Of these, Honeywell has settled.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. All defendants have filed joint motions for summary judgment and to exclude plaintiff’s principal expert in the Unisys case. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers other than the Company and IF North America, but no ruling has yet been issued with respect to the Unisys case. On October 29, 2008 the Company and IF North America filed a motion to disqualify counsel for plaintiffs for Unisys Corporation, and the other “opt-out” plaintiffs (other than DRAM Claims Liquidation Trust) as described below. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs from prosecuting those cases against the Company and IF North America, and ordered that new counsel be substituted. New counsel has been substituted. No trial date has been scheduled in the Unisys case.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in all of these cases. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers other than the Company and IF North America, but no ruling has yet been issued with respect to these opt-out cases. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs (other than DRAM Claims Liquidation Trust), as described above. New counsel has been substituted.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchaser’s case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs appealed to the Ninth Circuit Court of Appeals. On August 14, 2008, the Ninth Circuit issued its decision affirming the dismissal of this action. Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern

District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. Nineteen of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. No hearing date has yet been scheduled in the appeal. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008, the district court in the MDL indirect purchaser proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal. Plaintiffs have agreed to a stay of further proceedings in the MDL indirect purchaser cases until the appeal is complete. Plaintiffs in various state court indirect purchaser actions outside of the MDL have moved to lift the stays that were previously in place. On March 3, 2009, the judge in the Arizona state court indirect purchaser action issued an order denying plaintiffs’ motion to lift the stay. A hearing on plaintiffs’ motion to lift the stay in the Minnesota state court indirect purchaser action was held on May 6, 2009. Plaintiffs also moved to lift the stay in the Wisconsin state court indirect purchaser action, but no ruling has yet been issued. Plaintiffs in the Arkansas state court indirect purchaser action have also filed a motion to lift the stay, and that motion has been scheduled for hearing on September 11, 2009. On July 9, 2009, a hearing was held, after which the Court entered an order lifting the stay on the Wisconsin state case, and ordered the parties to submit a proposed schedule for further proceedings by August 7, 2009. Before the initial stay order was entered, Infineon earlier filed a motion to dismiss the Wisconsin case against it based on lack of personal jurisdiction. That motion has not yet been heard, and the Company and IF North America, along with its co-defendants, filed an opposition on April 13, 2009.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorneys general of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorneys general case partly dismissed and partly granted the motion. On May 13, 2008, the Company answered the complaint by the State of New York and the multistate complaint. On September 15, 2008, the Company filed an amended answer to the multistate complaint. Between June 25, 2007 and December 31, 2008, the state attorneys general of eight states, Alaska, Delaware, Ohio, New Hampshire, Texas, Vermont, Kentucky and the Northern Mariana Islands filed requests for dismissal of their claims. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. On September 5, 2008, the Court entered an order denying both states’ motions for class certification. On September 15, 2008, the New York State Attorney General filed a motion for judgment on the pleadings regarding certain defendants’ affirmative defenses to New York’s amended complaint. On January 5, 2009, the court denied the New York State Attorney General’s motion for judgment on the pleadings, but in the alternative granted New York’s request to reopen discovery concerning certain of defendants’ affirmative defenses.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described above filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described above. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. On June 16, 2009, the California Superior Court entered an order overruling defendants’ demurrer to the California state court complaint, and granting in part and denying in part defendants’ motion to strike portions of the complaint.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Since February 2009, the Company is subject to formal proceedings from the Commission. The Company is fully cooperating with the Commission in its investigation. Qimonda is obligated to indemnify Infineon for any fines ultimately imposed by the Commission in connection with these proceedings. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities. The exact amount of potential fines cannot be predicted with certainty and, therefore, it is possible that any fine actually imposed on the Company by the Commission may be materially higher than the provision recorded therefor.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice. On August 13, 2008 the court denied a motion for summary judgment brought by the Company based on the statute of limitations. On August 25, 2008, the Company filed a motion for judgment on the pleadings, or in the alternative, motion to dismiss for lack of subject matter jurisdiction, against foreign purchasers, that is, proposed class members who are neither residents nor citizens of the United States who bought securities of the Company on an exchange outside the United States. On August 25, 2008, plaintiffs filed a motion for class certification. On March 6, 2009, the court denied the Company’s motion to dismiss the claims asserted by the foreign purchasers, and granted plaintiffs’ motion to certify a class of persons who acquired the Company’s securities between March 13, 2000 and July 19, 2004, including foreign purchasers, who sold their securities after June 18, 2002. On March 19, 2009, the Company filed a petition with the Court of Appeals for the Ninth Circuit, requesting permission to immediately appeal the court’s March 6, 2009 order granting class certification; the Ninth Circuit granted the petition on April 29, 2009. On May 14, 2009 the court issued an order staying the case pending resolution of the Company’s appeal by the Ninth Circuit.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On April 1, 2008, the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants. On May 7, Wi-LAN and the Company settled their patent litigation pending in the U.S. District Court for the Eastern District of Texas by concluding license and patent acquisition agreements; on May 18, Wi-LAN, IF North America and the Company filed an unopposed joint motion to dismiss with prejudice any and all claims and counterclaims in this action against one another.

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers as to the facts established and certain estoppels. Since the end of 2007, various suppliers also gave third-party notice to their respective suppliers, including Infineon. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts. By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents. In March 2009, CIF filed its replies both with the Civil Court of Duesseldorf and the Federal Patent Court in Munich. DTAG and the parties who joined the lawsuit on the side of DTAG have responded by the end of May 2009 for Munich and must respond by September 28, 2009 for Duesseldorf. Oral arguments at the Civil Court of Duesseldorf are scheduled for December 1, 2009 regarding the one surviving patent; the court hearing for the three expired patents have been suspended and no new schedules have been set with respect thereto. In October 2008, CIF also filed suit in the Civil Court of Düsseldorf, Germany against Arcor GmbH &Co KG, (“Arcor”), Hansenet Telekommunikation GmbH, United Internet AG (“United Internet”) (all three, “New Defendants”) alleging infringement of the same four European patents. Oral arguments at the Civil Court of Duesseldorf for the suits against all New Defendants for the one surviving patent have also been scheduled for December 1, 2009. The New Defendants have partly given third-party notice to their suppliers. Alcatel has given Infineon third-party notice in the lawsuit against Arcor and AVM Computersysteme Vertriebs GmbH has given third-party notice in the lawsuit against United Internet.

On October 22, 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security business for alleged violations of antitrust laws. The investigation is in its very early stages, and the Company is assessing the facts and monitoring the situation carefully.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., the Company and IF North America in the U.S. District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion. On December 18, 2008 the Company, IF North America and Primarion filed an answer to the complaint denying any infringement and filed a counterclaim against Volterra Semiconductor Corporation alleging fraud on the U.S. Patent and Trademark Office and certain antitrust violations. Primarion, the Company and IF North America also counterclaimed that the patents underlying Volterra’s patent infringement claims are invalid. In February and March 2009 IF North America filed requests for re-examination at the US Patent and Trademark Office for all five patents asserted by Volterra. On May 12, 2009, Volterra, Primarion, IF North America and the Company consented to have U.S. Magistrate Judge Joseph C. Spero to conduct further proceedings in the case and on May 13, 2009, the case has been reassigned to Honorable Joseph C. Spero for all further proceedings. In March and June, the U.S. Patent and Trademark Office ordered the re-examination of all five Volterra patents asserted, and subsequently, on June 12, the court stayed the case on two of the patents pending re-examination.

On November 25, 2008, the Company, Infineon Technologies Austria AG and IF North America filed suit in the U.S. District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild Semiconductor Corporation has further filed another patent infringement suit against the Company and IF North America in the U.S. District Court for the District of Maine alleging that certain products of Infineon infringe on two more patents of Fairchild Semiconductor Corporation which are not part of the Delaware lawsuit. On January 22, 2009, IF North America answered the complaint filed by Fairchild Semiconductor Corporation with the District Court in Maine denying the claims of infringement and counterclaiming that the patents underlying Fairchild Semiconductor Corporation’s patent infringement claims are invalid.

On April 24, 2009, former employees of Qimonda’s subsidiaries in the United States filed a complaint in the U.S. Federal District Court in Delaware against the Company, IF North America and Qimonda AG, individually and on behalf of several putative classes of plaintiffs. The suit relates to the termination of the plaintiffs’ employment in connection with Qimonda’s insolvency and the payment of severance and other benefits allegedly due by Qimonda. The complaint seeks to “pierce the corporate veil” and to impose liability on the Company and IF North America under several theories. The Company is currently reviewing the complaint. The Company and IF North America have received an extension of time to answer the complaint (to mid-July) in exchange for the agreement to accept service of process.

On April 24, 2009, Optimum Processing Solutions LLC (“OPS”), a Georgia limited liability company, filed a claim in the U.S. Federal District Court for the Northern District of Georgia against IF North America, Advanced Micro Devices, Inc., Freescale Semiconductor, Inc., Intel Corporation, International Business Machines Corporation, STMicroelectronics, Inc., Sun Microsystems, Inc. and Texas Instruments, Inc. The complaint alleges that certain microchips manufactured, used or offered for sale by IF North America and the other defendants infringe U.S. patent no. 5,117,497, allegedly held by the plaintiff. On July 10, 2009, IF North America and OPS settled the patent litigation claim. OPS will file an unopposed motion to dismiss with prejudice any and all claims in this action against IF North America.

On May 14, 2009, Gregory Bender, filed suit in the U.S. District Court for the Northern District of California, against four companies, including IF North America. The complaint alleges infringement of one U.S. Patent by certain electronic products having a buffered transconductance amplifier. The complaint has not yet been served on IF North America.

Infineon is involved in a dispute with Dr. Ulrich Schumacher, the Company’s former CEO. In March 2006, Dr. Schumacher filed a lawsuit against the Company alleging that three statements made by the chairman of the Company’s Supervisory Board in the media were incorrect and applied for a declaratory judgment that Dr. Schumacher was entitled to damages. This lawsuit is still pending.

Provisions and the Potential Effects of these Lawsuits

Provisions related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the average amount is accrued. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above. Due to Qimonda’s recent insolvency, however, it is very unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities. As of March 31, 2009, provisions totaling €96 million were recorded by the Company in connection with the European antitrust investigation, the securities class action complaints, and the direct and indirect purchaser litigation described above.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Real Estate

Infineon owns approximately 1.3 million square meters of land at Cegled (Hungary), Dresden, Neubiberg, Regensburg and Warstein (Germany), Essonnes (France) and Villach (Austria).

Furthermore, Infineon owns approximately 715,700 square meters of building space at Batam (Indonesia), Cegled (Hungary), Dresden, Regensburg and Warstein (Germany), Essonne (France), Kulim and Malacca (Malaysia), Singapore (Singapore), Villach (Austria) and Wuxi (PR China).

In addition, Infineon has long-term rental and lease arrangements covering approximately 932,400 square meters of land at Batam (Indonesia), Kulim and Malacca (Malaysia), Neubiberg and Duisburg (Germany), Singapore (Singapore) and Wuxi (PR China).

Furthermore Infineon has long-term rental and lease arrangements covering approximately 341,500 square meters of building space in various locations in Asia Pacific, Europe and North America. Infineon believes that these properties are rented or leased on ordinary market terms and conditions.

There are no material encumbrances on the property owned or leased by Infineon.

Organizational Structure

Infineon Technologies AG is the parent company of the Infineon group, with subsidiaries incorporated in jurisdictions throughout Europe and Asia, as well as in the United States. Infineon’s most significant subsidiaries are set out below. Unless otherwise indicated, all of the subsidiaries in the Infineon group directly or indirectly wholly owned by Infineon Technologies AG as of March 31, 2009.

Principal Subsidiaries as of March 31, 2009

Corporate name	Registered office	Principal activity

ALTIS Semiconductor S.N.C(1)	Essonnes, France	Production
Infineon Technologies Asia Pacific Pte. Ltd.	Singapore	Production, distribution
Infineon Technologies Austria AG	Villach, Austria	Production and development
Infineon Technologies Bipolar GmbH & Co. KG(2)	Warstein, Germany	Production and development
Infineon Technologies China Co. Ltd.	Shanghai, China	Holding
Infineon Technologies Dresden GmbH	Dresden, Germany	Production
Infineon Technologies Finance GmbH	Neubiberg, Germany	Financial services
Infineon Technologies France S.A.S.	Saint Denis, France	Distribution
Infineon Technologies Holding B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Investment B.V.	Rotterdam, The Netherlands	Holding
Infineon Technologies Japan K.K.	Tokyo, Japan	Distribution
Infineon Technologies North America Corp.	Delaware, U.S.A.	Research, development and distribution
Infineon Technologies (Advanced Logic) Sdn. Bhd.	Malacca, Malaysia	Production
Infineon Technologies (Kulim) Sdn. Bhd.	Kulim, Malaysia	Production
Infineon Technologies (Malaysia) Sdn. Bhd.	Malacca, Malaysia	Production
Primarion Inc.	Torrance, California	Research and development

Notes

(1)	50 percent interest plus one share held by Infineon.

(2)	60 percent held by Infineon.

In addition, Infineon currently holds a 77.5 percent interest in the memory products company Qimonda, which filed an application to commence insolvency proceedings on January 23, 2009. Formal insolvency proceedings were opened in the local registry court in Munich on April 1, 2009.

Exchange Controls and Limitations Affecting Shareholders

Germany does not currently restrict the movement of capital between Germany and other countries, except for prohibitions on the provision of financial aid or capital to certain individuals and in connection with banned weapons-related transactions to Belarus, Burma/Myanmar, Iran, Ivory Coast, Democratic Republic of the Congo, Lebanon, Liberia, Democratic People’s Republic of Korea, Somalia, Sudan, Uzbekistan and Zimbabwe. Germany also imposes certain restrictions on the movement of capital to Iraq, as well as the provision of financial aid or capital to the Taliban and Al Qaeda. Similar provisions have been imposed with regard to certain individuals in order to support the mandate of the International Criminal Tribunal for the Former Yugoslavia. Further information can be found in German at http://www.bundesbank.de/finanzsanktionen/finanzsanktionen.php.

For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5.0 million (or the equivalent in a foreign currency) at the end of any calendar month.

Neither German law nor the Articles of Association restrict the right of non-resident or foreign owners of shares to hold or vote the shares.

Material Contracts

This section provides a summary of material contracts not in the ordinary course of business to which the Company is a party and that have been entered into during the two immediately preceding fiscal years. The Company’s joint venture and strategic alliance agreements set out under the headings “— Manufacturing ventures; Foundries” and “— Strategic Alliances and Other Collaborations” contain additional information regarding the Company’s material contracts. In addition, please see “Related Party Transactions” for a summary of material contracts with certain of the Company’s related parties.

Joint Venture with Siemens (Bipolar)

On September 28, 2007, Infineon entered into a joint venture agreement with Siemens, whereby the Company contributed its high power bipolar business to the newly formed legal entity Bipolar GmbH & Co. KG, and Siemens subsequently acquired a 40 percent interest in Bipolar GmbH & Co. KG. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar GmbH & Co. KG. Accordingly, the Company accounted for the retained interest in Bipolar GmbH & Co. KG of 60 percent under the equity method of accounting, see “— Acquisitions, Dispositions and Discontinued Operations — Sale of 40 percent of High Power Bipolar business;” and “— Strategic Alliances and other Collaborations — Manufacturing joint ventures; Foundries — Joint venture with Siemens (Bipolar).”

Strategic Alliance with Hyundai

In March 2007, the Company announced a strategic cooperation with Hyundai for the development of automotive electronics. The Company and Hyundai also opened a joint innovation center with the goal of developing automotive electronic system solutions for Hyundai and Kia vehicles. The cooperation includes the development of automotive electronics system architecture and related semiconductors, along with enhancements of Hyundai’s current automotive electronic systems, based on the synergy of Hyundai’s automotive electronics technology and Infineon’s semiconductor know-how. The agreement can be terminated by either party upon six months notice by either party.

Joint Venture with IBM (ALTIS)

In 1991, the Company entered into an arrangement with IBM, under which IBM manufactured DRAM products in its facility in Essonnes, France and the Company received a share of the production. During the fiscal year 2003, the Company and IBM amended the original shareholders agreement. Pursuant to the amendment, the Company agreed to ratably increase its capacity reservation in the production output of ALTIS from 50 percent to 100 percent during fiscal years 2004 through 2007. In June 2009, Infineon further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through February 2010 with a substantially reduced purchase volume. See “— Manufacturing joint ventures; Foundries — Joint Venture with IBM (ALTIS).”

Joint Development Agreement with IBM, Chartered Semiconductor, Samsung (ICIS Alliance) and Freescale

On December 15, 2006, Infineon entered into a joint development agreement with IBM, Chartered Semiconductor and Samsung to establish 32-nanometer bulk-industry standard semiconductor process technology. The agreement was later amended to add Freescale Semiconductor, Inc. See “— Strategic Alliances and Other Collaborations — Front-end.”

Joint Development Agreement with STMicroelectronics and STATS ChipPAC

On August 12, 2008, Infineon, STMicroelectronics and STATS ChipPAC announced an agreement to jointly develop the next-generation of eWLB technology. See “— Strategic Alliances and Other Collaborations — Back-end.”

Partnership with AMKOR Technology

On September 29, 2003, Infineon entered into a framework agreement with AMKOR Technology, Inc. for the backend processing of semiconductor devices. See “— Strategic Alliances and Other Collaborations — Back-end.”

Relationship with UMC and TSMC

In 1994, Siemens Aktiengesellschaft and TSMC entered into an agreement for wafer production and testing. In December 1999, UMC and the Company entered into an agreement for wafer production and testing.” See “— Strategic Alliances and Other Collaborations — Front-end” and “— Manufacturing joint ventures; Foundries — Manufacturing Agreement with UMC and TSMC.”

Asset Purchase Agreement with LSI

On August 20, 2007, the Company entered into an asset purchase agreement with LSI to purchase its mobility products business. See “— Acquisitions, Dispositions and Discontinued Operations — Acquisition of Mobility Products Business of LSI.”

Real Estate Leasing Contract with MoTo Object CAMPEON GmbH & Co. KG

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which was included in restricted cash as part of the Other Financial Assets line item on the Company’s balance sheet as of September 30, 2008. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with IAS 17 “Leases”, with monthly lease payments expensed on a straight-line basis over the lease term.

Backstop Arrangement

On July 10, 2009, the Company and the Backstop Investor entered into a Backstop Arrangement pursuant to which the Backstop Investor has agreed to subscribe for all Investment Shares at the Subscription Price, but not more than the Maximum Investment Amount, subject to the Minimum Threshold being met. For the purpose of safeguarding the Backstop Investor’s obligation to subscribe for all Investment Shares up to the Maximum Investment Amount, the Backstop Investor will issue a binding and irrevocable subscription guarantee (Festbezugserklärung) to the Company, conditional only upon (i) satisfaction or waiver of the conditions precedent as set forth in the Backstop Arrangement and (ii) the Minimum Threshold being met unless waived by the Backstop Investor.

The obligation of the Backstop Investor to acquire any Investment Shares is subject to certain conditions precedent being met or waived by the Backstop Investor, including, but not limited to, applicable merger clearances, clearance by the German Ministry of Economy and Technology (Bundesministerium für Wirtschaft und Technologie) pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz), and the appointment of one representative of the Backstop Investor, Mr. Manfred Puffer, by the competent court to the Supervisory Board, the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, as of September 30, 2009, the election of Mr. Manfred Puffer as chairman of the Supervisory Board as of October 1, 2009, and the nomination of another representative of the Backstop Investor, Mr. Gernot Löhr, as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board taking effect.

The Backstop Investor will have no obligation, but will be entitled, to subscribe for Investment Shares if the number of Investment Shares does not exceed the Minimum Threshold. If the Backstop Investor wishes to subscribe for the Investment Shares despite the Minimum Threshold not being met, the Investor has to declare a waiver to the Company on the business day following the end of the Subscription Period. The Backstop Investor may declare to the Company its unconditional commitment in the waiver notice to acquire other than through the Investment Share Placement, within 30 days following the satisfaction or waiver of the conditions precedent, such amount of the Company’s shares that following the acquisition the Backstop Investor’s shareholding will equal or exceed 15 percent. In this case, the obligation of the Backstop Investor to acquire Investment Shares is subject to the condition precedent that (a) Mr. Manfred

Puffer having been appointed by the competent court to Supervisory Board, (b) Mr. Max Dietrich Kley, the current chairman of the Supervisory Board, having submitted (i) a letter to the Backstop Investor in which he commits to resign as of September 30, 2009 and (ii) a resignation letter to the Management Board and the co-chairman of the Supervisory Board, resigning as chairman and Supervisory Board member as of September 30, 2009, subject to the Backstop Investor by that date holding a shareholding in the Company of 15 percent or more, or as of October 15, 2009, if only by that date the Investor holds a respective shareholding in the Company, in each case evidenced by a corresponding notice to the Company according to Section 21 (1) German Securities Trading Act (WpHG), (c) Mr. Manfred Puffer has been elected as chairman of the Supervisory Board as of October 1, 2009 subject to the resignation of the current chairman having taken effect, and (d) the nomination committee of the Supervisory Board has nominated Mr. Gernot Löhr as member of the Supervisory Board to be appointed by the competent court subject to the resignation of the current chairman as member of the Supervisory Board having taken effect.

As long as the applicable merger clearances and/or clearance by the German Ministry of Economy and Technology pursuant to the German Foreign Trade Act remains outstanding, the Backstop Investor will only be allowed to acquire or subscribe for Investment Shares that lead to a shareholding of the Backstop Investor in the Company of 25 percent minus one share. After the applicable merger clearances and/or clearance by the German Ministry of Economy and Technology pursuant to the German Foreign Trade Act have been obtained, the Backstop Investor may, at its sole discretion, also subscribe for the Investment Shares that are in excess of a shareholding of the Backstop Investor of 25 percent up to the Maximum Investment Amount. The capital increase and the listing with regard to these shares will be implemented as soon as reasonably possible.

Should the Backstop Investor not purchase any New Shares in the Offering for any reason, the Company has to pay the Backstop Investor a lump sum of €21 million. If the Backstop Investor acquires a shareholding in the equity capital and voting rights of the Company of 25 percent or less, the Company has to pay the Backstop Investor an amount equal to the sum of (i) €5.5 million plus (ii) an amount of €0.057 per share by which the shareholding quota of the Backstop Investor falls short of 25 percent plus one share. See “The Offering— Backstop Arrangements.”

For as long as the Investor holds at least 15 percent of the shares and voting rights in the Company, the Backstop Investor will be entitled to recommend two individuals and for as long as the Backstop Investor holds at least 10 percent of the shares and voting rights in the Company, one individual, to be elected to the Supervisory Board.

The Management Board will, to the extent legally permissible, use its best efforts to support a nomination of the Backstop Investor’s nominees to be elected to the Supervisory Board by the Company’s general meeting, or will apply for the appointment of the Backstop Investor’s nominees by the competent court (gerichtliche Bestellung) to the Supervisory Board as shareholder representatives, as the case may be. The Management Board will use its best efforts to procure that the nomination committee nominates Mr. Manfred Puffer as Supervisory Board member to be appointed by the competent court following the resignation of Mr. Max Dietrich Kley as member of the Supervisory Board taking effect and, following such nomination, undertakes to apply for the appointment of Mr. Gernot Löhr by the competent court to the Supervisory Board as shareholders’ representative, and the Management Board will use its best efforts to have one of the Backstop Investor’s nominees (as recommended by the Backstop Investor) elected as chairman of the Supervisory Board. The Backstop Investor’s right to recommend nominees shall not be affected by the intended reduction of the Supervisory Board members from 16 to 12 persons. The Management Board will, to the extent legally permissible, use its best efforts to ensure that Mr. Manfred Puffer and Mr. Gernot Löhr will remain members of the Supervisory Board after such reduction.

As of July 10, 2009 until the day of payment of the Subscription Price for the subscribed Investment Shares by the Backstop Investor (or the day of the termination of the Backstop Arrangement, as the case may be), the Company will procure, to the extent legally permissible, that certain measures regarding corporate reorganisation and corporate finance by the Company will not occur or be committed without the prior written consent of a Backstop Investor’s representative.

The Backstop Investor is supportive of the Management Board and its efforts to execute the growth strategy and perpetuation of a successful market appearance and brand identity of the Company and its subsidiaries. By accordingly exercising its voting rights in general meetings, the Backstop Investor undertakes to support the establishment of an authorized capital (genehmigtes Kapital) amounting to up to €90,000,000 no par value shares and providing for an exclusion of subscription rights only in case of a capital increase against a contribution in kind and to approve an authorization to issue bonds with warrants and convertible bonds (without subscription rights) in an aggregate nominal amount of up to €600,000,000 as well a respective conditional capital (bedingtes Kapital) amounting up to €120,000,000 no par value shares, in each case only for a period of two years.

Provided that the Backstop Investor acquired a stake of at least 15 percent of the shares and voting rights in the Company, the Backstop Investor undertakes not to sell, transfer, pledge, encumber or otherwise dispose of (verfügen über) (including the granting of any option over or the creation of any form of trust relationship in respect of) any Investment Shares, not to enter into any agreement or transaction in respect of any voting rights or other rights attached to Investment Shares, or enter into any transaction (including derivative transactions) and not to carry out any other action that would be the economic equivalent of any of the above for a period of 12 months following the date of acquisition of the Investment Shares, without the consent of the Company’s management board (the “Backstop Investor Lock-up”). This undertaking does not apply to the sale and/or transfer of Investment Shares (i) to an affiliated company of the Backstop Investor pursuant to sections 15 et seq. of the German Stock Corporation Act, (ii) of up to 10 percent of the Investment Shares to co-investors until October 31, 2009, (iii) in connection with a mandatory public takeover offer (Pflichtangebot) of a third party under the German Act on the Acquisition of Securities and on Takeovers (WpÜG), (iv) in connection with a voluntary public takeover offer of a third party under the German Act on the Acquisition of Securities and on Takeovers, (v) in connection with a merger or other business combination of the Company with a third party, (vi) in connection with a share buy-back by the Company, and (vii) in such quantity to be able to self-fund (net of transaction fees and expenses) the issuance price resulting from the exercise of subscription rights in connection with a rights offering for shares by the Company. The Backstop Investor will consult with the management board of the Company before transferring any Investment Shares in connection with any public takeover offer. Subject to the condition that the Backstop Investor acquired a stake of at least 15 percent of the shares and voting rights in the Company, the Backstop Investor undertakes that for the entire term of the Backstop Investor Lock-Up its stock of Investment Shares subscribed for will be booked in a blocked security deposit (Sperrdepot).

The Backstop Investor may not, until the end of the Subscription Period, buy shares of the Company or other instruments that lead to an attribution of voting rights pursuant to the rules of the German Securities Trading Act. In addition, after expiry of the Subscription Period until the settlement of the Investment Shares, if any, the Backstop Investor may not establish a participation in the equity capital or voting rights of the Company if such acquisition, together with the Investment Shares finally subscribed for by the Investor, would, pursuant to the rules of the German Securities Trading Act, result in the Investor’s participation exceeding the Maximum Investment Amount. Furthermore, provided that Backstop Investor has acquired a share of at least 15 percent of the shares and rating rights in the Company, the Backstop Investor undertakes: (i) not to establish a shareholding above 30 percent minus one share of the share capital and voting rights of the Company, post execution of the Offering, for a period of 12 months following the date of acquisition of the Investment Shares without the consent of the Management Board; and (ii) that neither the Backstop Investor nor any persons conjointly acting with it will take, initiate and/or support any measures resulting in an exceeding of the Maximum Investment Amount through (x) a direct or indirect acquisition of any shares of the Company, including the acquisition of shareholders’ rights (Aktionärsrechte), other securities and/or derivates within the meaning of Section 2 (1) and (2) of the German Securities Trade Act (WpHG), (y) or the implementation of a public or non-public tender (öffentliches oder nicht öffentliches Angebot) for the acquisition of any shares of the Company, or other securities and/or derivates, (z) or actions entailing structural measures (Strukturmaßnahmen) with respect to the Company and/or actions aiming at an exchange of shares (Anteilstausch), but only if and to the extent such measures result in the direct or indirect attribution of voting rights in the Company to the Investor in accordance with the rules of the German Securities Trading Act (the “Standstill Agreement”).

During the Backstop Investor Lock-Up the Company will not, neither directly nor indirectly, solicit, initiate, encourage or assist any third party in the acquisition of a stake of 10 percent or more of the shares or voting rights in the Company. The Company will, however, for the avoidance of doubt have no restrictions in engaging in road show activities in the ordinary course of business. Following the expiry of the Backstop Investor-Lock Up, the Company will adequately cooperate with and support the Backstop Investor in connection with any sale of shares of the Company made via a secondary rights offering or a private placement.

The Backstop Investor’s obligation with regard to the creation of an authorized capital, the Backstop Investor Lock-up and the Standstill Agreement will automatically terminate if, during the period of

12 months following the date of acquisition of the Investment Shares, any of the following occurs: (i) at any time a person other than a person proposed by the Investor becomes the chairman of the Supervisory Board, or (ii) Mr. Gernot Löhr is not appointed as member of the Supervisory Board by the competent court within 10 business days after the date on which such filing had to be made, or (iii) at any time not at least two persons proposed by the Backstop Investor are members of the Supervisory Board, provided that, in each case, the situation has not been remedied within 30 days after the later of the occurrence of the relevant event or receipt by the Company from the Backstop Investor of a nomination of alternative eligible Backstop Investor’s nominee(s).

The Backstop Investor’s obligation with regard to the creation of an authorized capital and the Backstop Investor Lock-up will further automatically terminate if any of the following occurs: (i) the reduction of the maximum number of Supervisory Board members from sixteen to twelve persons has not become effective by the date of the next ordinary shareholders’ meeting relating to the 2009 fiscal year in 2010; or (ii) not all governmental or regulatory clearances which are required for an acquisition by the Backstop Investor of the Maximum Investment Amount have been granted by October 1, 2009. See also “Riskfactors — Sales of a large volume of shares in the Company by major shareholders could cause significant downward pressure on the Company’s share price.”

AIF VII Euro Holdings, L.P., a company which currently directly owns the Backstop Investor, has issued a binding and irrevocable commitment letter in favor of the Backstop Investor and the Company to fund the full Subscription Price with regard to the subscribed Investment Shares by the Backstop Investor up to the Maximum Investment Amount when due, conditional only upon (i) satisfaction or waiver of the conditions precedent as set forth in the Backstop Arrangement and (ii) the Minimum Threshold being met unless waived by the Backstop Investor.

The Backstop Arrangement is concluded for a fixed term of five years except for (i) the entitlement of the Backstop Investor to recommend individuals to the Supervisory Board of the Company, which will remain effective as long as the Investor holds at least 10 percent of the Company’s equity capital and voting rights and (ii) the Company’s obligation to cooperate with and support the Backstop Investor in connection with any sale of any shares of the Company made via a secondary rights offering or a private placement, which will remain effective as long as the Backstop Investor holds at least 3 percent of the Company’s equity capital and voting rights, or shares with a market value of at least €100,000,000.

Divestiture of Wireline Communications Business

On July 7, 2009, the Company entered into the Asset Purchase Agreement to sell the Wireline Communications business. See “ — Acquisitions, Dispositions and Discontinues Operations — Sale of Wireline Communications business.”

Service and Consulting Agreement with Backstop Investor

It is intended that following or concurrently with closing of the transaction with the Backstop Investor, the Company and an affiliate of the Backstop Investor conclude a services and consulting agreement pursuant to which such affiliate will render strategic and corporate finance advice to the Company. Negotiations of such agreement will however only commence after such closing. See also “Related Parties Transactions — Service and Consulting Agreement with Backstop Investor.”

REGULATION, ENVIRONMENTAL PROTECTION AND SUSTAINABLE MANAGEMENT

In each country in which Infineon operates, it is subject to the relevant laws and regulations applicable to its business operations. In general, activities which are potentially environmentally harmful are subject to stringent regulatory requirements and oversight mechanisms. These include regulations on technical safety and environmental protection.

The Infineon Integrated Management Program for Environment, Safety and Health (“IMPRES”) is a framework integrating Infineon’s safety, health, and environmental protection processes, strategy, and objectives, using high standards globally. IMPRES is certified according to OHSAS 18001 and EN ISO 14001. The integration of both standards enables synergies throughout Infineon’s business. IMPRES is designed to minimize or eliminate the possible impact of Infineon’s manufacturing processes on the environment, Infineon’s employees and third parties.

Hazardous substances or materials are to a certain extent necessary in the production of semiconductors. However, most of Infineon’s processes are carried out in closed loops and systems that eliminate the impact of hazardous substances or materials on the health of Infineon’s employees and on the environment. Infineon regularly tests and monitors employees whose work may expose them to hazardous substances or materials, in order to detect any potential health risks and to take appropriate remedial measures by an early diagnosis. As part of IMPRES, Infineon trains its employees in the proper handling of hazardous substances. Infineon has introduced a harmonized process for risk assessment at the relevant sites.

Where Infineon is not able to eliminate entirely adverse environmental impact, Infineon aims to minimize such impact. For example, Infineon must utilize perfluorinated compounds (“PFCs”) as etching agents in the production of semiconductors. As early as 1992, Infineon started to install exhaust air filter systems to reduce PFC emissions. Infineon is signatory to the Memorandum of Agreement, a voluntary commitment by the European Semiconductor Industry which has the goal of reducing, by 2010, overall PFC emissions by approximately 10 percent from the emission level of 1995, calculated in CO2 equivalents. Infineon has signed a similar commitment for Germany, with a normalized target of 8 percent emission reduction on the basis of CO2 equivalents, which is on track. In respect of Infineon’s European sites, Infineon achieved its European reduction target by the end of calendar year 2007.

Infineon believes that it is in substantial compliance with environmental as well as health and safety laws and regulations. There is, nevertheless, a risk that Infineon may become the subject of environmental, health or safety liabilities or litigation. Environmental, health, and safety claims or the failure to comply with current or future regulations could result in the assessment of damages or imposition of fines against Infineon, suspension of production or a cessation of operations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law or new information regarding environmental conditions or other events, and those expenditures could adversely affect Infineon’s business or financial condition. See “Risk Factors — Risks Related to the Company and the Market — Environmental laws and regulations may expose Infineon to liability and increase Infineon’s costs.”

National legislation enacted pursuant to EU Directive 2002/96/EC creates significant obligations regarding the collection, recovery and disposal of waste electrical and electronic equipment. This directive obligates manufacturers to finance the collection, recovery and disposal of such products at the end of their life cycle. The end-of-life obligations may affect Infineon as supplier to electrical and electronic equipment producers and as producer of electronic equipment. Because the directive is currently under revision, and because a number of statutory definitions and interpretations remain unclear and are still pending, the consequences for Infineon cannot currently be determined in detail. As a result, Infineon is not able as of the date hereof to estimate the amount of additional costs that it may incur in connection with this legislation in the future.

Since July 1, 2006, another relevant EU Directive, 2002/95/EC, has restricted the use of lead and other hazardous substances in electrical and electronic equipment. Because of this directive, ongoing compliance expenditures could be required in the future. This EU Directive is currently under revision, which could result in additional adverse impacts on Infineon’s business.

A further EU Directive, 2000/53/EC, restricts the use of hazardous substances in vehicles. The directive has been changed and further revision is foreseen. The future impact on Infineon cannot currently be determined in detail.

EU Directive 2005/32/EC on the eco-design of energy-using products concerns the ecologically sound development of electrical and electronic devices. It also provides for the possibility that manufacturers of components and sub-assemblies may be subject to specific information requirements regarding environmentally relevant product characteristics. Implementing measures and possible market requirements are not yet fully defined. As a result, Infineon is not able at this time to estimate the amount of additional costs that Infineon may incur in connection with this legislation in the future.

EU Regulation 1907/2006, called REACH, dealing with the registration, evaluation, authorization and restriction of chemicals, became effective on June 1, 2007. Subsequent obligations will become effective in stages over the next few years. This regulation could have a considerable impact not only on producers and importers of chemical substances, but also on downstream users like the semiconductor industry. The availability of chemical substances could be significantly reduced in the European Union, which could have a negative impact on Infineon’s production as well as research and development activities. Infineon is in close contact with its suppliers and considers itself prepared according to the current status of REACH obligations. However, Infineon cannot exclude the possibility of significant future costs in connection with this regulation.

According to EU Directive 2004/35/EC on environmental liability with regard to the prevention and remedying of environmental damage, Infineon could face increased environmental liability, which may result in higher costs and potential damage claims. However, Infineon believes that it is adequately insured against liability potentially arising from this legislation.

The European Commission is considering further restrictions on the use of PFOS (Perfluorooctane sulfonate) in the EU. PFOS is an important constituent of key chemicals used in the semiconductor industry. Any restriction affecting its use may adversely impact Infineon’s production and cost position.

The Chinese government restricts the use of lead and other hazardous substances in electronic products. Because neither all implementing measures nor the key product catalog are in place, the consequences to Infineon cannot currently be determined. As a result, Infineon is not able to estimate the impact, including the additional costs, in connection with these regulations.

Similar regulations on substance bans are being established in various countries of the world. Infineon is not able at this time to estimate the impact, including the amount of additional costs that Infineon may incur, in connection with these possible regulations.

Because some of Infineon’s facilities, including some of those of Infineon’s joint ventures, are located close to or shared with those of other companies, Infineon may be subject to certain claims and certain liabilities relating to environmental issues, such as contamination, not entirely originating from Infineon’s own operations.

Because the damage and loss caused by fire, natural hazards, supply shortage, or other disturbance at a semiconductor facility or within Infineon’s supply chain — at customers as well as at suppliers — can be severe, Infineon has constructed and operates its facilities in ways that minimize the specific risks and that enable a quick response if such an event should occur. Infineon expects to continue to invest in prevention and response measures at its facilities.

PRINCIPAL SHAREHOLDERS

To the Company’s knowledge and based on the information the Company has received pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz), most recently on July 15, 2009, the following shareholders had material shareholding prior to the capital increase. See “General Information on the Company — Disclosure Requirements for Shareholders, Mandatory Offer.”

	Infineon shares prior to
Name	the Capital Increase
Shareholders	Number	Percentage

Dodge & Cox International Stock Fund(1)	75,227,800	10.03%
Merrill Lynch International(2)	39,347,562	5.25%
Capital Group International, Inc(3)	36,995,392	4.93%
Templeton Investment Counsel, LLC(4)	36,691,854	4.89%
Platinum International Fund(5)	26,139,825	3.49%
Odey Asset Management LLP(6)	23,687,180	3.16%
Platinum Investment Management Limited(7)	23,422,387	3.12%
Brandes Investment Partners, L. P.(8)	23,073,601	3.08%
Other shareholders (stake < 3%)	465,156,484	62.04%
Management Board and Supervisory Board of Infineon:
Management Board, as a group	*	* %
Supervisory Board, as a group	*	* %
Total	749,742,085	100%

Notes

*	Represents less than one percent of the Company’s outstanding share capital.

(1)	Based solely on a notification to Infineon by the Dodge & Cox Investment Managers on March 11, 2008 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is 555 California Street, 40th Floor, San Francisco, California 94104, U.S.A.

(2)	Based solely on a notification to Infineon by the shareholder on February 15, 2008 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is Merrill Lynch Financial Centre, 2 King Edward Street, London ECA1HQ, United Kingdom.

(3)	Based solely on a notification to Infineon by the shareholder on June 14, 2006 pursuant to the requirements of the German Securities Trading Act. As of October 10, 2006, according to a statement of beneficial ownership on Schedule 13-G filed with the SEC, Capital Group International, Inc. beneficially owned 31,060,840 ordinary shares, representing approximately 4.1 percent of Infineon’s outstanding shares, and Capital Group International Limited beneficially owned 18,783,610, representing approximately 2.5 percent of Infineon’s outstanding shares. The business address of the shareholder is 333 South Hope Street, Los Angeles, CA 90071-1406, U.S.A.

(4)	Based solely on a notification to Infineon by the shareholder on December 2, 2008 pursuant to the requirements of the German Securities Trading Act. As of December 31, 2008, according to its statement of beneficial ownership on Schedule 13-G filed with the SEC, Franklin Resources, Inc. beneficially owned an aggregate of 89,026,600 ordinary shares, representing approximately 11.9 percent of Infineon’s outstanding shares, which includes 32,053,684 shares held by Templeton Investment Counsel, LLC and attributed to Franklin Resources, Inc. The business address of the shareholder is 500 East Broward Blvd., Suite 21,00, Fort Lauderdale, FL 33394, U.S.A.

(5)	Based solely on a notification to Infineon by the shareholder on January 12, 2009 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is Level 8, 7 Macquarie Place, Sydney, NSW 2000, Australia.

(6)	Based solely on a notification to Infineon by the shareholder on May 6, 2009 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is 12 Upper Grosvenor Street, London W1K 2ND, UK.

(7)	Based solely on a notification to Infineon by the shareholder on January 15, 2009 pursuant to the requirements of the German Securities Trading Act. The business address of the shareholder is Level 8, 7 Macquarie Place, Sydney, NSW 2000, Australia.

(8)	Based solely on a notification to Infineon by the shareholder on February 12, 2008 pursuant to the requirements of the German Securities Trading Act. As of December 31, 2008, according to its statement of beneficial ownership on Schedule 13-G filed with the SEC, Brandes Investment Partners, L.P. beneficially owned an aggregate of 11,866,031 ADR shares and 27,643,608 ordinary shares representing approximately 1.58 percent and 3.69 percent, respectively, of Infineon’s outstanding shares. The business address of the shareholder is 11988 El Camino Real, Suite 500, San Diego, California 92130, U.S.A.

Other than as disclosed above, the Company has not been notified by any party holding three percent (3 percent) or more of the Company’s shares as of May 22, 2009.

Significant changes in the percentage ownership held of record by major shareholders in the last three fiscal years were as follows: On April 3, 2006, Siemens AG sold the remaining shares (approximately 18.23 percent) in Infineon held by it.

If the Minimum Threshold is met or waived, the Backstop Investor has agreed to acquire the Investment Shares at the Subscription Price, but not more than the Maximum Investment Amount. See “Business—Material Contracts—Backstop Arrangement.”

MANAGEMENT

Overview

The corporate bodies of the Company are the Management Board (Vorstand), the Supervisory Board (Aufsichtsrat) and the general shareholders’ meeting (Hauptversammlung). The powers vested in these bodies are governed by the German Stock Corporation Act, the Articles of Association (Satzung), and the respective rules of procedure (Geschäftsordnungen) of the Management Board and Supervisory Board.

The Management Board is responsible for managing the Company in accordance with the laws of Germany, the provisions of the Articles of Association, and the rules of procedure of the Management Board, taking into account the resolutions adopted by the general shareholders’ meeting. The Management Board represents the Company in its dealings with third parties. The Management Board is required to ensure the establishment and operation by the Company of an appropriate risk management and internal monitoring system facilitating the timely identification of developments that might jeopardize the continued existence of the Company. The Management Board is required to report to the Supervisory Board. In particular, the Management Board is obligated to inform the Supervisory Board on a regular, timely and comprehensive basis about all issues of relevance to the Company with respect to planning, the course of business, risks and risk management, as well as strategic measures. In this regard, the Management Board is also required to describe and explain any deviations in the course of business from plans and targets that have been set. Furthermore, the chairman of the Supervisory Board must be informed of any other important developments. In addition, the Supervisory Board may request a report concerning the affairs of the Company at any time. The Management Board must obtain the consent of the Supervisory Board for certain transactions to be determined by the Supervisory Board.

Members of the Management Board are appointed by the Supervisory Board and can be dismissed for good cause. The Supervisory Board is required to supervise and advise the Management Board in its management of the Company. Generally, a member of the Supervisory Board cannot simultaneously serve as a member of its Management Board. For a limited period of time set in advance and not exceeding one year, the Supervisory Board can appoint members of the Supervisory Board to act in place of members of the Management Board who are absent or incapacitated. While serving in lieu of Management Board members, Supervisory Board members are not permitted to perform any function as a Supervisory Board member. Under German stock corporation law, management tasks may not be assigned to the Supervisory Board.

The members of the Management Board and the Supervisory Board have a duty of care and loyalty to the Company. A broad spectrum of interests, especially those of the Company, its shareholders, employees, creditors, and the general public, must be taken into account when discharging these duties. The Management Board must take particular account of the rights of shareholders to equal treatment and equal information. The Management Board and Supervisory Board members are jointly and severally liable versus the Company for breaches of their duties if, as a result, the Company suffers damages.

Management Board

Introduction

The Supervisory Board determines the number of Management Board members. According to Section 5 of the Articles of Association, the Management Board must consist of at least two members. In accordance with the rules of procedure for the Management Board, the Supervisory Board may appoint one Management Board member as the chairman or the speaker of the Management Board. The Management Board currently comprises four members: Peter Bauer, Dr. Marco Schröter, Prof. Dr. Hermann Eul and Dr. Reinhard Ploss. Peter Bauer has been appointed CEO.

Management Board members are appointed by the Supervisory Board in accordance with the provisions of the German Stock Corporation Act and the German Codetermination Act (Mitbestimmungsgesetz) for a maximum term of five years. Reappointment or extension of the term for up to five years in each case is permissible. The Supervisory Board may revoke the appointment of a member of the Management Board prior to the expiry of his term of office for good cause, such as for gross violation of duties or a vote of no confidence in the board member by the general shareholders’ meeting, unless the vote of no confidence was made on blatantly subjective grounds. The Supervisory Board is also responsible for entering into, amending and terminating employment agreements with the members of the Management Board.

In accordance with Section 5(2) of the Articles of Association, the Company is represented by two members of the Management Board or by one Management Board member acting jointly with an authorized signatory (Prokurist).

Resolutions of the Management Board are passed at meetings that usually require the personal attendance of the board members. In addition, Management Board meetings may also be held in the form of video or telephone conferences, thus enabling individual board members to participate in meetings where attendance in person is required. At the order of the chairman of the Management Board, resolutions of the Management Board may also be passed outside of meetings by submitting votes to the chairman of the Management Board in writing, by telephone, facsimile or telex or by other means of telecommunication, expressly including e-mail. The members of the Management Board are expected to meet at regular intervals. The meetings are convened by the chairman of the Management Board.

Resolutions of the Management Board require a simple majority.

The Articles of Association and rules of procedure for the Management Board set out that the chairman shall determine in accordance with the framework of these rules of procedure and the schedule of responsibilities in which areas and in which way the cooperative efforts of Management Board members shall be conducted. He shall manage the cooperative efforts of the Management Board members, especially with respect to overlapping responsibilities. The members of the Management Board bear joint responsibility for the overall management of the Company.

Pursuant to the rules of procedure for the Management Board, the following matters may be undertaken by the Management Board only with the approval of the Supervisory Board plenum:

(1)	finance and investment planning, including the budget and the establishment of limits on indebtedness;

(2)	asset investments, participations and financial investments, as well as divestments, insofar as any single project exceeds 10 percent of the current total investment budget; and

(3)	the granting of sureties, guarantees and loans to third parties outside the group, if the amount exceeds 5 percent of the share capital of the company.

Members of the Management Board

The table below shows the name, age (as of June 1, 2009), other offices held on administrative, management, and supervisory boards outside the Company during the last five years and other information regarding each current member of the Management Board.

Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Peter Bauer	49	September 30, 2011	Spokesman of the Management Board, Chief Executive Officer (since June 1, 2008)	Current Member of the Board of Directors of:

Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China
(since June 1, 2008)
Infineon Technologies Asia Pacific Pte., Ltd., Singapore (since June 1, 2008)
Infineon Technologies North America Corp., Wilmington, Delaware, U.S.A.
(since June 1, 2008)
Infineon Technologies Japan K.K., Tokyo, Japan (since June 12, 2008)

Former Member of the Supervisory Board of Siemens VDO AG (2001 — 2007)

Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Dr. Marco Schröter	45	March 31, 2013	Member of the Management Board, Executive Vice President and Chief Financial Officer, Labor Director	Current member of the Supervisory Board of:

Infineon Technologies Austria AG, Villach, Austria (since May 5, 2008)

Current member of the Board of Directors of (each since April 1, 2008):

Infineon Technologies Asia Pacific Pte., Ltd., Singapore Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China
Infineon Technologies North America Corp., Wilmington, Delaware, U.S.A.

Former member of the Supervisory Board of:

LogCap-IR Grundverwertungs GmbH, Austria Schenker & Co AG, Austria
Schenker East AB, Finland
Schenker S.A., France
Schenker Deutschland AG, Germany

Former Member of the Management Board of:

Schenker (BAX) Europe Holding GmbH, Germany
Schenker (BAX) Holding Asia Limited, Hong Kong
Schenker North AB, Sweden
Schenker International AB, Sweden (chairman)
BTL AB, Sweden
BAX Global Inc., USA
Schenker, Inc., USA
Schenker International AG, Germany

Former Member of the Administrative Board of:

Schenker Schweiz AG, Switzerland Hangartner AG, Switzerland

Prof. Dr. Hermann Eul	50	August 31, 2012	Member of the Management Board and Executive Vice President	Current member of the Supervisory Board of:

7 Layers AG, Ratingen, Germany
Infineon Technologies Austria AG, Villach, Austria
(since July 18, 2008)

Former Member of the Board of Directors of:

Ocean Semiconductor GmbH, Munich (resigned September 10, 2004)
BITKOM Servicegesellschaft mbH, Berlin

Senior Advisor of:
Investcorp Technology Investment, London

Limited Partner of:
SDS GmbH & Co. KG, Hanover

Member of:
BDI/BDA Ausschuss für Forschungs-, Innovations- und Technologiepolitik

Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Dr. Reinhard Ploss	53	May 31, 2012	Member of the Management Board and Executive Vice President	Current member of the Supervisory Board of:

Infineon Technologies Austria AG, Villach, Austria (chairman)
Qimonda AG, Munich, Germany (since August 19, 2008)

Current member of the Board of Directors of:

Infineon Technologies (Kulim) Sdn. Bhd., Kulim, Malaysia (chairman)
Current Member of Board of Trustees of: Fraunhofer Gesellschaft Erlangen IISB

Peter Bauer was appointed Infineon’s Chief Executive Officer effective June 1, 2008. From 2005 to 2008, Mr. Bauer served as head of Infineon’s Automotive, Industrial & Multimarket Business Group and was responsible for the Central Sales Functions. From the formation of Infineon in 1999 until 2005, he served as Infineon’s Executive Vice President and Chief Sales and Marketing Officer. He was President and Chief Executive Officer of Siemens Microelectronics, Inc. from 1998 to April 1999. From 1997 to 1999, Mr. Bauer was President of Sales and Solution Centers for the Siemens Semiconductor Group. He began his career with the Siemens Semiconductor Group in 1986 as a development engineer. Mr. Bauer holds a degree in electrical engineering from the Munich Technical University.

Dr. Marco Schröter was appointed as a Member of the Management Board, Chief Financial Officer and Labor Director effective April 1, 2008. He was previously Chief Financial Officer at Schenker AG, Essen, where he was responsible for accounting, finance, controlling, risk management and purchasing. From 1994 to 2002, he held several positions, including Head of Central Controlling, at Stinnes AG, Muehlheim. Dr. Schröter holds a degree in business administration and received his Ph.D. from Saarland University in 1994.

Prof. Dr. Hermann Eul was appointed Deputy Executive Vice President of Infineon’s Management Board as of August 2005 and subsequently Executive Vice President as of December 1, 2006. Until 1999 he was General Manager of the Digital TeleCom and Data Com ICs operations at Siemens. When Infineon was formed, he took over the Wireless Baseband and Systems Business Group as Vice President and General Manager. From 2001 to 2002, he was responsible for Security & Chip Card ICs operations as Chief Executive Officer. In 2003, he was appointed as full Professor and Faculty Chair for RF-Technology and Radio-Systems at Hanover University. In 2004 he returned to Infineon where he first co-managed the Wireline Communications segment as Senior Vice President and then, following a reorganization, became Executive Vice President and General Manager of the Communication Solutions segment. Professor Eul studied electrical engineering and has a doctorate in engineering and is an avocational professor at the University of Hanover.

Dr. Reinhard Ploss was appointed Executive Vice President and Head of Operations effective June 1, 2007. Dr. Ploss joined Siemens in 1986 as a process engineer. In 1996 he took over the Power Semiconductor business unit, focusing on development and manufacturing. In 1999, he was appointed President of eupec GmbH Co. KG. In 2000, Dr. Ploss became head of the Automotive & Industrial segment at Infineon, which at the time consisted of power semiconductors, electric drives, automotive applications and the microcontroller business unit. In 2005, he assumed responsibility for manufacturing, development and operational management in the Automotive, Industrial & Multimarket segment. Dr. Ploss studied chemical engineering and has a doctorate in engineering.

The business address of each of the members of Infineon’s Management Board is Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg, Germany.

Remuneration, Other Benefits

Compensation of the Management Board

Compensation structure

The executive committee of the Supervisory Board (the “Executive Committee”), which includes the chairman of the Supervisory Board Max Dietrich Kley, the deputy chairman of the Supervisory Board Gerd Schmidt, and Supervisory Board member Prof. Dr. Klaus Wucherer, is responsible for determining the compensation of the Management Board within the scope of the compensation structure approved by the Supervisory Board. The compensation of the members of the Management Board is intended to reflect the Company’s size and global presence, its economic condition and performance, and the level and structure of the compensation paid to management boards of comparable companies within Germany and abroad. Additional factors taken into account are the duties, responsibilities and contributions of each member of the Management Board. Their compensation complies with the stipulations of Section 87 of the German Stock Corporation Act and is calculated to be competitive both nationally and internationally and thus to provide an incentive for dedicated and successful work within a dynamic environment. The level of compensation is re-evaluated every two years, taking into account an analysis of the income paid to executives of comparable companies.

The compensation of the Management Board comprises the following elements:

•	Fixed annual base salary. The non-performance-related annual base salary is contractually fixed. It is partly paid in 12 equal monthly installments, and partly paid as a lump sum at the end of each fiscal year, referred to below as the Annual Lump Sum.

•	Performance-related compensation. The annual bonus is dependent on the return on assets, which the Company defines as earnings before interest and taxes (EBIT) adjusted for exceptional effects, in proportion to capital employed. This ensures that a bonus is earned only if the business develops positively. The annual bonus is determined by the Executive Committee in a two-phase process. In a first step, a target bonus amount is determined from a table agreed in the service agreements on the basis of the return on assets. The Executive Committee subsequently evaluates the personal performance of each individual board member over the past fiscal year, and then determines the actual bonus amount. In addition to the bonus dependent on the return on assets, Management Board contracts provide for a possible special bonus awarded in recognition of special business achievements.

•	Infineon stock options. Management Board members are eligible to receive stock options under the 2006 Stock Option Plan approved by the Infineon Shareholders’ Annual General Meeting (the “Annual General Meeting”) on February 16, 2006, as a variable compensation element with a long-term incentive effect and a risk character. Each stock option guarantees the right to acquire one share at a fixed exercise price. The options are valid for six years and may be exercised only after an initial waiting period of three years and not during specified black-out periods. The exercise price at which a share may be acquired upon exercise of an option is equal to 120 percent of the average Infineon opening prices on the Frankfurt Stock Exchange as reported by Xetra over the five trading days preceding the date that the option is granted. The exercise of the options is dependent on the attainment of absolute and relative performance targets. The precondition for the exercise of the option rights is that the Infineon share price on the Frankfurt Stock Exchange as reported by Xetra equals or exceeds the exercise price on at least one trading day during the option life. Furthermore, the options can only be exercised if the Infineon share price exceeds the performance of the comparative index Philadelphia Semiconductor Index for three consecutive days on at least one occasion during the life of the option. These absolute and relative performance targets serve to ensure that the options are only exercised if the value of the Company significantly increases. The Supervisory Board is responsible for all decisions on granting options to members of the Management Board. In the 2008 fiscal year, no options were granted to members of the Management Board. The main provisions of the Company’s 2006 stock option plan are described in note 34 to the Group’s consolidated financial statements for the year ended September 30, 2008 (see page F-49).

Compensation of the Management Board in the 2008 fiscal year

In the 2008 fiscal year, the current members of the Management Board received total compensation of €3,309,687. No performance-related bonuses were paid for the 2008 fiscal year.

The current members of the Management Board received the following annual compensation (gross without statutory deductions) in the 2008 fiscal year(1):

		Cash	Stock-based
		compensation	compensation	Total compensation
Management Board member	Fiscal year	in €	in €	in €

Peter Bauer	2008	1,089,614	—	1,089,614
Prof. Dr. Hermann Eul	2008	914,457	—	914,457
Dr. Reinhard Ploss	2008	720,859	—	720,859
Dr. Marco Schröter (as of April 1, 2008)	2008	584,757	—	584,757

Total	2008	3,309,687	—	3,309,687

Note

(1)	Each in accordance with the duration of membership on the Management Board during the 2008 fiscal year.

Cash compensation

The cash compensation listed in the overview above comprises the following elements (in €):

Non-performance-related compensation
Annual Base Salary(1)

		Amount paid in
		monthly			Total cash
Management Board member	Fiscal year	installments	Annual Lump Sum	Other(2)	compensation

Peter Bauer	2008	533,333	533,333	22,948	1,089,614
Prof. Dr. Hermann Eul	2008	450,000	450,000	14,457	914,457
Dr. Reinhard Ploss	2008	350,000	350,000	20,859	720,859
Dr. Marco Schröter (as of April 1, 2008)	2008	250,000	250,000	84,757	584,757

Total	2008	1,583,333	1,583,333	143,021	3,309,687

Notes

(1)	Each in accordance with the duration of membership on the Management Board during the 2008 fiscal year.

(2)	The compensation included under “Other” comprises primarily the monetary value of the provision of a company car and insurance contributions, and, in the case of Dr. Schröter, the reimbursement of expenses for the maintenance of double residences.

In view of the current economic situation, the members of the Management Board have decided to voluntarily forego part of their fixed salaries for the remainder of the current 2009 fiscal year (the CEO will forego 20 percent, the other members of the Management Board will forego 10 percent).

Stock-based compensation

In the 2008 fiscal year, no stock options were granted to members of the Management Board (in the previous year, 550,000 stock options with a fair value at the grant date totaling €1,116,500 were granted to the members of the Management Board). In the 2008 fiscal year, no member of the Management Board exercised stock options.

Commitments to the Management Board upon termination of employment

Allowances and pension entitlements in the 2008 fiscal year

The members of the Management Board are contractually entitled to a fixed pension payment, which increases by €5,000 (and in the case of Mr. Bauer by €10,000) annually until a maximum amount is attained. In accordance with IFRS, a total of €2,995,045 was added to pension reserves in the 2008 fiscal year (previous year: €3,061,340). Upon termination of membership on the Management Board, pension entitlements normally begin from age 60 but may be paid earlier in exceptional circumstances, such as departures from the board for health reasons and surviving dependents’ pensions. The Company’s agreement with Mr. Bauer deviates from this model, and he is entitled to a pension before age 60 if his contract is not renewed, provided that there is no good cause for a revocation of the appointment in accordance with Section 84(3) of the German Stock Corporation Act. In any case of pension payment before age 60, however, the income from other employment and self-employed activities would be set off against up to 50 percent of the respective pension entitlements.

The following overview represents the annual pension entitlements, as of the beginning of retirement, for Management Board members currently active on the basis of the entitlements vested through September 30, 2008.

				Transfer to pension reserves in fiscal
Management Board member	Pension entitlements (annual) as of beginning of pension period in €		Maximum amount in €	year 2008 (IFRS) in €

Peter Bauer	280,000	(1)	400,000	176,756
Prof. Dr. Hermann Eul	200,000		270,000	186,983
Dr. Reinhard Ploss	170,000		210,000	170,536
Dr. Marco Schröter	250,000		350,000	—

Total	900,000			534,275

Note

(1)	Mr. Bauer’s pension entitlement was increased effective October 1, 2008 to €280,000.

The contract of Mr. Bauer, furthermore, provides for a one-time transitional allowance upon termination of his employment. This transitional allowance is equivalent to one year’s income, composed of the last 12 basic monthly installments, and a sum amounting to the average of the bonus sums received over the last three fiscal years prior to termination. The transitional allowance will not be paid in the event of termination by a member of the Management Board without good reason, or if the Company has good cause for the termination.

Early termination of employment

The contracts with the members of the Management Board include change of control clauses: A change-of-control within the meaning of these clauses occurs when a third party, individually or in cooperation with another party, holds 30 percent of voting rights in Infineon as stipulated by Section 30 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). The Management Board members have the right to resign and terminate their contracts within a period of 12 months after the announcement of such change of control if the exercise of their office and the fulfillment of their contract become unacceptable, due, for example, to considerable restrictions in their areas of responsibility. In such an event, board members are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of two years. This amount is based on the annual target income applicable to the resigning member at the time of his resignation and the variable components assuming a 6 percent return on the company’s assets. In the event of a termination by Infineon of the contracts of the Management Board members within 12 months after the announcement of a change of control, the Management Board members are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of three years. The Management Board members’ pension entitlements remain unaffected. These rights in the event of a change of control, however, do only exist if there is no serious breach of duty by the respective Management Board member.

Furthermore, the contract of Dr. Schröter provides for a transitional allowance equivalent to 30 percent of his annual base salary. This transitional allowance is paid until the beginning of the pension payments if Dr. Schröter leaves the Company except for (i) resignation by Dr. Schröter or (ii) the Company having good cause for a revocation of the appointment in accordance with Section 84(3) of the German Stock Corporation Act. His income from other employment and self-employed activities, however, would be set off against the transitional allowance.

Other than described above, the Management Board contracts do not generally provide for severance payments in the event of their early termination.

Fringe benefits and other awards in the 2008 fiscal year

•	The members of the Management Board received no fringe benefits besides the elements listed under “Other” in the compensation table.

•	The Company does not provide loans to the members of the Management Board.

•	The members of the Management Board received no compensation or promise of compensation with regard to their activities on the Management Board from third-parties in the 2008 fiscal year.

•	The Company maintains directors’ and officers’ group liability insurance (“D&O insurance”). The D&O insurance policy covers the personal liability risk in the event of claims made against members of the Management Board for indemnification of losses incurred in the exercise of their duties. Each member of the Management Board has agreed to an adequate deductible (which constitutes a deductible as defined by the German Corporate Governance Code (the “Code”), Section 3.8(2).

•	The Company entered into restitution agreements with each member of the Management Board. According to the restitution agreements, the Company covers all costs incurred in connection with legal proceedings against members of the Management Board due to the exercise of their duties, as far as legally permitted. The Agreement does not cover, in particular, any restitution of costs incurred due to an infringement of their duties as management board members pursuant to Section 93(2) of the German Stock Corporation Act.

Payments to former members of the Management Board in the 2008 fiscal year

Former members of the Management Board received total payments of €916,896 (severance and pension payments) in the 2008 fiscal year. This includes the pension payments to Mr. Fischl as of April 2008 in the amount of €175,000 and the compensation paid to Dr. Ziebart as of June 2008 in the amount of €624,396 as stipulated under his employment contract. Furthermore, Dr. Ziebart is entitled to a one-off transitional allowance, equivalent to one year’s income, composed of the final 12 basic monthly installments, and a sum amounting to the average of the bonus sums received over the final three fiscal years prior to termination, which is payable on August 31, 2009.

The pension agreement with Dr. Ziebart provided for a monthly pension payment, equal to 70 percent of his last monthly base salary, which will commence as of September 1, 2009. His income from other employment and self-employed activities will be set off against up to 50 percent of his pension entitlements.

According to IFRS, a total of €1,234,455 was added to pension reserves during the 2008 fiscal year for current pensions and entitlements to pensions by former Management Board members. Furthermore, pension reserves for current members of the Management Board in the amount of €13,591,553 were reclassified as pension reserves for former members of the Management Board; as of September 30, 2008, these pension reserves amount to €26,566,664.

Supervisory Board

Introduction

According to the German Stock Corporation Act, the German Codetermination Act and the Articles of Association of the Company, the Supervisory Board shall consist of 16 members. Eight members are elected by shareholders at the annual general shareholders’ meeting and eight members are elected by the employees. However, due to the resignation of the former Supervisory Board member Professor Johannes Feldmayer, the Supervisory Board currently consists only of 15 members (seven shareholders’ representatives and eight employee representatives). Any member of the Supervisory Board elected by shareholders may be removed by a majority of the votes cast at a general meeting of shareholders. Any member of the Supervisory Board elected by employees may be removed by three quarters of the votes cast by the electoral delegates representing the employees and any member of the Supervisory Board elected by unions may be removed by the union that nominated the member.

According to Article 6(1) of the Articles of Association, the Supervisory Board shall be composed of the minimum number of members required by law. In Germany, the Company currently employs more than 10,000 employees. The Supervisory Board therefore currently consists of 16 members (including eight employee representatives) pursuant to Section 7(1) Sentence 1 No. 2 of the German Co-Determination Act (Mitbestimmungsgesetz). If the number of employees working for Infineon or any of Infineon’s domestic group companies in Germany falls below 10,000, the Management Board will have to institute certain statutory proceedings (Statusverfahren) in order to reduce the size of the Supervisory Board to 12 seats. To this effect both the employees and the shareholders will finally have to elect new representatives to the Supervisory Board, six for each group. The Company expects such proceedings to start in July or August 2009 and to be finalized with the regular Annual General Meeting in early 2010.

The Supervisory Board elects a chairman and a deputy chairman from among its members. If no candidate is elected by a vote of two-thirds of the members of the Supervisory Board, the representatives of the shareholders have the right to elect the chairman and the representatives of the employees have the right to elect the deputy chairman. Should the chairman or the deputy chairman leave office prior to the expiry of his or her term, the Supervisory Board must without delay elect a successor to fill the remaining term of the departing chairman or deputy chairman.

Under German corporate law, the maximum permissible term of office for members of a Supervisory Board is approximately five years. If appointed for the maximum permissible term, a member’s term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board member was elected. Supervisory Board members may be re-elected.

Supervisory Board members elected by the general shareholders’ meeting may be removed by a resolution of the general shareholders’ meeting if such resolution is approved by a majority of three-quarters of the votes cast or by a different majority rule, if the Articles of Association thus provide. In addition, the Articles of Association provide that all members of the Supervisory Board may resign at any time, with or without good cause, by providing four weeks’ prior written notice to the Supervisory Board chairman.

The German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz) provides that at least one independent member of the Supervisory Board of publicly traded companies must have expertise in the fields of accounting or auditing, that is be an independent financial expert. On the Supervisory Board, Max Dietrich Kley and Dr. Siegfried Luther have the required financial expertise and independence.

Under mandatory statutory provisions and the Articles of Association, the Supervisory Board issues rules of procedure for itself. The Supervisory Board’s rules of procedure are dated April 30, 2008.

The Supervisory Board is authorized to make amendments to the Articles of Association that affect only their wording.

The Supervisory Board must hold at least one meeting once every calendar quarter. The meetings may also be held in the form of a telephone or video conference and individual members may participate in the meeting by way of telephone or video communication.

Supervisory Board meetings are convened in writing by the chairman of the Supervisory Board (or if he or she is incapacitated by the deputy chairman) giving at least 14 days’ advance notice. The day on which the notification is mailed and the day of the meeting is not included in the calculation of this period. Meetings may regularly be convened in writing, through telefax or by electronic media. In urgent cases, the chairman may shorten the notice period to a minimum of three days. The Supervisory Board has reached a quorum if at least half of its total members participates in voting. Any member who is present but abstains from voting is deemed to have participated in the vote. Absent members may participate in the casting of votes through delivery of written votes by other members of the Supervisory Board. The chairman, or in his absence, the Deputy chairman may also arrange for the voting on a resolution of the Supervisory Board to be carried out in writing, by telephone, facsimile or telex, or using other means of telecommunication including e-mail. The chairman shall determine the details of the procedure. Unless otherwise required by law or by the Articles of Association, Supervisory Board resolutions are passed with a simple majority of votes cast. This applies also to election and deselection processes (except for the election of the chairman and the Deputy chairman which require a two-thirds majority). In the event of an equality of votes, a new vote will be held in which the chairman of the Supervisory Board shall have two votes.

Members of the Supervisory Board

The following table shows the name, age (as of June 16, 2009), principal occupation, other offices held on administrative, management, and supervisory boards outside the Company during the last five years and other information regarding each current member of the Supervisory Board. Pursuant to an Investment Agreement and subject to the condition precedent that the Backstop Investor will acquire shareholding quota of 15 percent or more in the Company, the Management Board will use its best efforts to procure the appointment of two representatives of the Backstop Investor by the competent court to the Supervisory Board and the resignation of Mr. Max Dietrich Kley, the current chairman of the Supervisory

Board, as of September 30, 2009 and the election of one representative of the Backstop Investor, Mr. Manfred Puffer, as chairman of the supervisory board as of October 1, 2009. See “Business — Material Contracts— Backstop Arrangement.”

		Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Max Dietrich Kley chairman	69	2010	Lawyer	Current member of the Supervisory Board of:

SGL Carbon AG, Wiesbaden (chairman)
BASF SE, Ludwigshafen
Heidelberg Cement AG, Heidelberg
Schott AG, Mainz

Former member of the Board of Administration of:

UniCredit S.p.A., Milan, Italy (until April 29, 2009) President of the Deutsches Aktieninstitut e.V.,
Frankfurt
chairman of the Börsensachverständigenkommission (BSK)
				Member of the Board of Trustees of International Accounting Standards Committee Foundation (IASCF) (until December 31, 2008)
Gerd Schmidt(1) Deputy chairman	55	2014	chairman of the Infineon Central Works Council chairman of the Infineon Works Council, Regensburg	none
Wigand Cramer(1)	56	2014	Labor union clerk IG Metall, Berlin	none
Arnaud de Weert	45	2010	Self-employed	Former member of the Supervisory Board of:

Alunorf GmbH (chairman)
Novelis Deutschland GmbH (chairman)

Former Director of:

Novelis Inc., Canada
Novelis Europe Holdings Ltd.
Novelis UK Ltd.
Novelis Technology AG

Former Member of the Board of Directors of:

Novelis Europe, Novelis AG (President)
				Ontex International, Belgium (chairman)
Alfred Eibl(1)	60	2014	chairman of the Infineon Works Council, Munich-Campeon	none

Peter Gruber(1) Representative of Senior Management	48	2014	Senior Vice President Operations Finance	Current member of the Supervisory Board of:

Infineon Dresden GmbH

Current member of the Partner Delegation of:

Comneon GmbH

COMNEON Electronic Technology GmbH

Current member of the Board of Directors of:

Ventures Beteiligungs-Treuhand GmbH (CEO)
Infineon Savan Ltd. (dormant)
ALTIS Semiconductor S.N.C.
				Infineon Technologies (Kulim) Sdn Bhd
Gerhard Hobbach(1)	46	2014	Deputy chairman of the Infineon Works Council, Munich-Campeon	none

Prof. Dr. Renate Köcher	56	2010	Managing Director of Institut für Demoskopie Allensbach GmbH, Allensbach	Current member of the Supervisory Board of:

Allianz SE, Munich
MAN AG, Munich
BMW AG, Munich (since May 8, 2008)

Former Member of the Supervisory Board of:

				BASF AG, Ludwigshafen (until January 13, 2008)

		Term
Name	Age	expires	Position	Current and former memberships of Management and Supervisory Boards and comparable governing bodies

Dr. Siegfried Luther	64	2010	Managing Director of Reinhard Mohn Verwaltungs GmbH, Gütersloh	Current member of the Supervisory Board of:

WestLB AG, Duesseldorf/Muenster
Wintershall Holding AG, Kassel
EVONIK Industries AG, Essen

Current member of the Board of Administration of:

RTL Group S.A., Luxembourg (chairman)
Compagnie Nationale à Portefeuille S.A.,
Loverval, Belgium

Former CFO and assistant chairman of the Board of:

Bertelsmann AG, Gütersloh (until December 31, 2005)

Former Member of the Supervisory Board of:

				Gruner & Jahr AG, Hamburg (until August 31, 2007)

Prof. Dr. rer. Nat. Doris Schmitt-Landsiedel	56	2010	Professor at the Munich Technical University, Munich	none

Horst Schuler(1)	57	2014	Deputy chairman of the Infineon Works Council; Deputy chairman of the Infineon Central Works Council	none

Kerstin Schulzendorf(1)	47	2014	Member of the Works Council, Infineon-Dresden	none

Dr. Eckart Sünner	65	2010	President, Chief Compliance Officer BASF SE, Ludwigshafen	Current member of the Supervisory Board of: K+S AG, Kassel Former Member of the Supervisory Board of: BASF Schwarzheide GmbH

Alexander Trüby(1)	39	2014	Member of the Works Council Infineon Dresden	Current Member of the Supervisory Board of: Infineon Technologies Dresden GmbH

Prof. Dr.-Ing. E.h. Klaus Wucherer	64	2010	Management Consultant (since January 1, 2008)	Current member of the Supervisory Board of:

Leoni AG, Nuremberg
SAP AG, Walldorf

Former chairman of the Board of Administration of:

Siemens Ltd., Beijing, People’s Republic of China (until May 19, 2008)
Siemens S.A., Lisbon, Portugal (until April 28, 2008)
Siemens Ltd., Mumbai, India (until March 31, 2008)
Siemens Ltd., Seoul, Korea, (until January 31, 2009)
Siemens Energy and Automation, USA (until December 7, 2004)

Former Member of the Supervisory Board of:

Deutsche Messe AG, Hanover (until December 31, 2008)
BSH Bosch und Siemens Hausgeräte GmbH, Munich (until April 30, 2008)

				Member of the Siemens AG Corporate Executive Committee (until December 31, 2007)

Note

(1)	Employee representative.

The business address of each of the members of the Supervisory Board is Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg, Germany.

Committees

The Supervisory Board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the Supervisory Board. Where permissible by law, important powers of the Supervisory Board may also be transferred to the committees. The Supervisory Board has established and maintains the following committees responsible for audit, nomination and compensation matters:

Committee	Members

Executive Committee	Max Dietrich Kley; Gerd Schmidt; Prof. Dr. Klaus Wucherer
Investment, Finance and Audit Committee	Max Dietrich Kley; Dr. Siegfried Luther; Gerd Schmidt
Mediation Committee	Max Dietrich Kley: Alfred Eibl; Gerd Schmidt; Prof. Dr. Klaus Wucherer
Nomination Committee	Max Dietrich Kley; Prof. Dr. Renate Köcher; Dr. Siegfried Luther; Prof. Dr. rer. nat. Doris Schmitt-Landsiedel; Dr. Eckart Sünner; Arnaud de Weert; Prof. Dr.-Ing. E.h. Klaus Wucherer
Strategy and Technology Committee	Wigand Cramer; Alfred Eibl; Gerhard Hobbach; Prof. Dr. rer. nat. Doris Schmitt-Landsiedel; Arnaud de Weert; Prof. Dr.-Ing. E.h. Klaus Wucherer

The Executive Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between the Company and members of the Management Board. In particular, the Executive Committee determines salaries and incentive compensation for the individual board members within the scope of the compensation system approved by the Supervisory Board. The Executive Committee did not meet during the 2008 fiscal year. For reasons of expedience, committee members convened mostly by telephone and post resolutions subsequently by circulating written proposals.

The investment, finance and audit committee (Investitions-, Finanz- und Prüfungsausschuss) (“IFA Committee”) according to German law nominates independent auditors and the Supervisory Board recommends their appointment to the annual general shareholders’ meeting. After the shareholders appoint the independent auditors, the IFA Committee formally engages them, determines their compensation and reviews the scope of the external audit. The IFA Committee also reviews the annual, half-year and quarterly reports and financial statements, taking into account the results of any audits or reviews performed by the independent auditors. The committee also maintains procedures for dealing with complaints regarding accounting, internal controls and auditing matters and for the confidential and anonymous submission of communications from company employees concerning questionable accounting and auditing matters. The IFA Committee held four meetings in the 2008 fiscal year.

The mediation committee (“Mediation Committee”) submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Management Board member. The Mediation Committee was not convened in the 2008 fiscal year.

In 2007, the Supervisory Board established a nomination committee (“Nomination Committee”) (Nominierungsausschuss) in accordance with the requirements of the Code. The Nomination Committee, which consists exclusively of shareholder representatives of the Supervisory Board, recommends candidates as future shareholder representatives of the Supervisory Board. The nomination committee did not meet during the 2008 fiscal year.

The strategy and technology committee (“Strategy and Technology Committee”) deals with topics concerning the business strategy of the Company. In the fiscal year 2008, the Strategy and Technology Committee held four meetings and concentrated on the following topics: the business strategy of the various business areas; the Company’s strategy with respect to the planned commercial introduction of TDSCDMA mobile communication technology in China; innovation management along the value chain and DRAM technology development at Qimonda.

Remuneration, Other benefits

Compensation structure

The compensation of the Supervisory Board is determined in the Articles of Association. It is intended to reflect the Company’s size, the duties and responsibilities of the members of the Supervisory Board, and the Company’s economic condition and performance. The compensation of the Supervisory Board is governed by Section 11 of the Articles of Association and comprises two elements:

•	Fixed compensation of €25,000 per year and member.

•	A variable element in the form of 1,500 stock appreciation rights per annum, which are granted and may be exercised on the same terms as provided for by the Infineon Stock Option Plan 2006 approved by the Annual General Meeting. The basic principles of the Company’s 2006 Stock Option Plan are described in note 34 to the consolidated financial statements for the year ended September 30, 2008 (see page F-49). See “— Long Term Incentive Plans.”

Additional compensation is paid for certain functions on the Supervisory Board. The chairman of the Supervisory Board receives an additional 100 percent of the fixed compensation. Furthermore, each Vice-chairman and each other member of a Supervisory Board committee, with the exception of the Nomination Committee and the Mediation Committee, receives an additional 50 percent of their fixed compensation.

Members of the Supervisory Board, moreover, are reimbursed for all expenses incurred in connection with their duties, as well as the value-added tax (“VAT”), apportioned to their compensation, to the extent that they can charge for VAT separately and do so.

Compensation of the Supervisory Board in the 2008 fiscal year

In the 2008 fiscal year, the members of the Supervisory Board waived their share appreciation rights. The Supervisory Board compensation otherwise remained unchanged from the previous year. The individual current members of the Supervisory Board received the following cash compensation (excluding 19 percent VAT), in the 2008 fiscal year:

		Additional
		compensation for
	Base compensation	special functions
Supervisory Board member	in €	in €	Total payment in €

Max Dietrich Kley	25,000	25,000	50,000
Wigand Cramer	25,000	—	25,000
Arnaud de Weert(1)	—	—	—
Alfred Eibl	25,000	12,500	37,500
Peter Gruber(1)	—	—	—
Gerhard Hobbach	25,000	—	25,000
Prof. Dr. Renate Köcher	25,000	—	25,000
Dr. Siegfried Luther	25,000	12,500	37,500
Gerd Schmidt	25,000	12,500	37,500
Prof. Dr. Doris Schmitt-Landsiedel	25,000	12,500	37,500
Horst Schuler(1)	—	—	—
Kerstin Schulzendorf	25,000	—	25,000
Dr. Eckart Sünner	25,000	—	25,000
Alexander Trüby	25,000	12,500	37,500
Prof. Dr.-Ing. Klaus Wucherer	25,000	12,500	37,500
Total	300,000	100,000	400,000

Note

(1)	Joined the Supervisory Board during the 2009 fiscal year.

Other

The Company does not provide loans to the members of the Supervisory Board.

The Company maintains D&O insurance. The insurance covers the personal liability risk in the event of claims made against members of the Supervisory Board for indemnification of losses incurred in the exercise of their duties. Each member of the Supervisory Board has agreed to an adequate deductible (which constitutes a deductible as defined by Section 3.8(2) of the Code).

Long-Term Incentive Plans

2006 Stock Option Plan.  In February 2006, Infineon adopted and Infineon’s shareholders approved the Infineon Technologies AG 2006 Stock Option Plan (the “2006 plan”). As of March 31, 2009, options to purchase an aggregate of 2,123,500 shares were outstanding under the 2006 plan, of which options to purchase 222,500 shares were held by the current members of the Management Board. Additionally, up to 2,645,000 options have been granted on June 3, 2009. For a further description of the terms and conditions of the 2006 plan, see “Description of Share Capital and applicable Legal Provisions — Management and Employee Participation Plans.”

2001 International Long-Term Incentive Plan.  In April 2001, Infineon adopted the Infineon Technologies AG 2001 International Long-Term Incentive Plan (the “2001 plan”). As of March 31, 2009, options to purchase an aggregate of 22.9 million shares were outstanding under the 2001 plan, of which options to purchase 632,200 shares were held by the current members of the Management Board. For a further description of the terms and conditions of the 2001 plan, see “Description of Share Capital and applicable Legal Provisions — Management and Employee Participation Plans.”

Specific Information on the Members of the Management Board and Supervisory Board

None of the members of the Management Board or Supervisory Board have been convicted of criminal acts of fraud in the last five years. Likewise, no public accusations and/or sanctions have been imposed by statutory or regulatory authorities (including professional associations) on members of the Management Board or Supervisory Board. No member of the Management Board or Supervisory Board has in the last five years been involved in insolvencies, receivership or liquidation proceedings in their capacity as a member of an administrative, management or supervisory body or as a founder of an issuer, except for member of the Management Board Dr. Reinhard Ploss in his function as member of the supervisory board of Qimonda AG. During the last five years, no public accusations and/or sanctions have been imposed by statutory or regulatory authorities on members of the Management Board or Supervisory Board, no member of the Management Board or Supervisory Board has been convicted of criminal acts of fraud and no court of law has ever held any member of the Management Board or Supervisory Board to be unfit for membership in an administrative, management or supervisory body of an enterprise or for serving in management or for managing the business of an issuer.

There are no other significant transactions, legal relationships or other conflicts of interest between the Company, the members of the Management Board and the Supervisory Board or their spouses and immediate family members. The members of the Management Board and Supervisory Board are not related to one another in any way.

Other Conflicts of Interest

The Company is not aware of any existing or potential conflicts of interest between the duties of the members of the Management Board or Supervisory Board to the Company and their personal interests or other duties.

No member of the Management Board or the Supervisory Board has entered into any service contract with any company of the Group providing for special benefits upon termination of the service relationship.

General Shareholders’ Meeting

The general shareholders’ meeting is held within the first eight months of each fiscal year either at the Company’s registered office or in a German city where a stock exchange is located and, as far as legally permissible, at other places where a stock exchange on which the Company’s shares are admitted to trading is located. The general shareholders’ meeting can be convened by the Management Board, the Supervisory Board or, under certain circumstances, by shareholders whose holdings together make up 5 percent of the share capital. The Supervisory Board must convene a general shareholders’ meeting if this is deemed necessary for the well-being of the Company. Unless a shorter period is permissible by law, the general shareholders’ meeting must be convened at least 30 days before the day by which shareholders must register for the meeting and be announced in the electronic Federal Gazette (elektronischer Bundesanzeiger), stating the agenda.

Shareholders are entitled to participate in the general shareholders’ meeting and to exercise their voting rights if they are entered in the Company’s share register and have given notification of attendance which must be received at least six days prior to the meeting. If this day falls on a Saturday, Sunday or public holiday recognized at the location of the registered office, this day is replaced by the preceding business day.

Voting rights may be exercised by proxies. If neither a bank nor a shareholders’ association is named as proxy, authority to attend and vote by proxy must be granted (i) in textual form (Textform) in accordance with Section 126b German Civil Code or via the Internet or (ii) directly to the proxy in textual form (Textform) in accordance with Section 126b German Civil Code. If a proxy is instructed directly, the proxy will be required to produce documentation of its authority at the general meeting.

Under the currently applicable German Stock Corporation Act, resolutions of fundamental importance require, in addition to the majority of votes cast, a majority of at least three-quarters of the share capital represented at the voting on the resolution. Resolutions of fundamental importance include, in particular:

•	changing the objects and purposes provision in the Articles of Association;

•	approving authorized and conditional capital increases;

•	excluding preemptive rights of shareholders to subscribe for new shares;

•	dissolving the company;

•	merging into, or consolidating with, another stock corporation;

•	transferring all or virtually all of the Company’s assets; and

•	changing the Company’s corporate form.

Neither German law nor the Articles of Association restricts the right of non-resident or foreign shareholders to hold shares or any voting rights attached to the shares.

Corporate Governance

Compliance with the German Corporate Governance Code

The Code, which was passed in February 2002 and last amended on June 6, 2008, contains recommendations and suggestions for the management and supervision of German listed companies in relation to shareholders and the general shareholders’ meeting, the management board and supervisory board, transparency, accounting, and auditing of financial statements. The purpose of the Code is to make the German system of corporate governance more transparent, clarify the rights of shareholders, and improve cooperation between the management board and the supervisory board, internal reporting and the independence of auditors Companies are under no obligation to comply with the recommendations or suggestions in the Code. However, German stock corporation law requires the management board and supervisory board of a listed company to declare annually either that the recommendations of the Code were and are complied with, or to declare which recommendations were and are not applied. This declaration is to be made accessible to shareholders on a permanent basis. However, it is permissible to deviate from the suggestions in the Code without having to disclose this. The German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz) also provides for the future introduction of mandatory substantiation for recommendations that were not applied.

The main recommendations of the Code in the version of June 6, 2008 include the following:

•	The supervisory board must specify in detail the obligations of the management board to report and provide information.

•	The remuneration of members of the management board should contain a fixed component and a component based on economic performance, and a cap should be specified and individual information should be provided in the notes to the consolidated financial statements in reference to remuneration of the individual members of the management board.

•	The members of the management board should disclose any conflicts of interest to the supervisory board.

•	The remuneration of members of the supervisory board should, in addition to a fixed component, also contain a performance-related component, and the remuneration should be shown in the corporate governance report, broken down by component.

•	The supervisory board should form committees; in particular, an audit committee should be set up to deal with issues of accounting and risk management, the necessary independence of the auditor, and the awarding of audit engagements to auditors, as well as the determination of the special areas emphasized in the audit and the agreement on fees.

•	The number of former members of the management board on the supervisory board should be limited, and service on governing entities of major competitors of the Company and advisory activities for major competitors of the Company by members of the supervisory board should be restricted.

•	Transparency in dealings with shareholders should be ensured; this includes the use of appropriate communication media such as the Internet and publication of the most important dates for regularly recurring announcements to shareholders with sufficient advance notice, additional use of the English language on Web sites, and the issuance of interim reports.

•	Financial statements should be published in a timely fashion.

•	Transactions with related parties should be disclosed in the notes to the financial statements.

•	A declaration of independence concerning business, financial, personal, or other relationships between the auditor and the company should be obtained before engaging the auditors, and regular reports should be made concerning the independence of the auditors.

•	The auditors should report to the audit committee; the audit report should also indicate whether an incorrect statement has been made with respect to the Code by the management board and supervisory board.

According to the 2008 Declaration of Compliance with the Code and in accordance with Section 161 of the German Stock Corporation Act, Infineon will comply with all recommendations of the Code (in the version of June 6, 2008) with the following exception:

Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control may exceed 150 percent of the severance payment cap (divergence from section 4.2.3). In the 2007 fiscal year, all Management Board contracts have been modified to include change-of-control clauses according to which members of the Management Board, if they retire within the scope of a change of control, shall be entitled to a continuation of their annual target income for the full remaining duration of their service contract; in particular cases, this may exceed the limit of three years as stipulated in the Code. The Company considers this provision adequate because it shall ensure that, in the event of a takeover situation, the Management Board members shall act in the best interest of the company. Furthermore, the rights in the event of a change of control only exist if there is no serious breach of duty.

GENERAL INFORMATION ON THE COMPANY

Company Formation, Name, Registered Office and Fiscal Year

Infineon Technologies AG is a stock corporation (Aktiengesellschaft) organized under German law. It has been a publicly traded company since March 2000. It has been at the forefront of the development, manufacture and marketing of semiconductors for more than fifty years, first as the Siemens Semiconductor Group and, from 1999, as an independent company. It was established under the name Infineon Technologies AG on March 7, 1999. The Company’s registered office is in Neubiberg, Germany. The Company’s headquarters are located at Am Campeon 1-12, 85579 Neubiberg, Germany (telephone: +49-89-234-0). The Company is registered in the Commercial Register of the local court in Munich under docket number HRB 126492.

The Company’s fiscal year runs from October 1 until September 30th of the following year.

As a German stock corporation, the Company is governed by German corporate law.

Duration and Dissolution

The Company has an indefinite term. However, except in the event of insolvency, it can be dissolved by a resolution of the Company’s general shareholders’ meeting with a three-quarters majority of the share capital represented. If that were to happen, any Company assets remaining after the adjustment of liabilities according to the requirements of the German Stock Corporation Act would be distributed among the Company’s shareholders on a proportional basis based on the numbers of shares held by each.

Corporate Purpose

Pursuant to Section 2 of the Articles of Association, the Company’s corporate purpose is to engage, directly or indirectly, in the business of researching, developing, producing and selling products of electronic devices, electronic systems and software as well as providing corresponding services.

The Company is authorized to take all actions and measures which are directly or indirectly incidental to the accomplishment of the Company’s purposes. This includes the establishment of subsidiaries and branches in Germany and abroad, and the participation in other enterprises. The Company is authorized to buy or sell enterprises, combine them under single management and conclude enterprise agreements with such enterprises or restrict itself to managing its participation. It is authorized to spin off operations, in whole or part, into affiliated enterprises.

Primary Affiliated Companies

Unless otherwise indicated, the table below contains information about the Company’s primary affiliated companies as of September 30, 2008 (figures are in thousands, in the respective local currency as of September 30, 2008, if not otherwise stated):

ALTIS Semiconductor S.N.C*

Registered office	Essonnes, France
Corporate purpose	Production
Currency	EUR
Company share of subscribed capital	50% + 1 share
Subscribed capital	109,098.2
Reserves	14,073.3
Net profit for the year ended December 31, 2008	17,261.8

Note

*	As of December 31, 2008 (preliminary)

Infineon Technologies Asia Pacific Pte. Ltd.

Registered office	Singapore
Corporate purpose	Production, distribution
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	51,947.0
Reserves	101,375.0
Net profit	36,097.0

Infineon Technologies Austria AG

Registered office	Villach, Austria
Corporate purpose	Production and development
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	17,228.0
Reserves	521,512.8
Net profit	64,333.1

Infineon Technologies China Co. Ltd.*

Registered office	Shanghai, China
Corporate purpose	Holding
Currency	CNY
Company share of subscribed capital	100%
Subscribed capital	248,313.5
Reserves	173,217.7
Net profit for the year ended December 31, 2008	32,619.7

Note

*	As of December 31, 2008

Infineon Technologies Dresden GmbH

Registered office	Dresden, Germany
Corporate purpose	Production
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	406,000.0
Reserves	0.0
Net profit	13,903.9

Infineon Technologies Finance GmbH

Registered office	Neubiberg, Germany
Corporate purpose	Financial Services
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	2,000.0
Reserves	367,893.1
Net profit	0.0

Infineon Technologies France S.A.S.

Registered office	Saint Denis, France
Corporate purpose	Distribution
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	149,934.0
Reserves	27,721.7
Net profit	18,549.1

Infineon Technologies Holding B.V.

Registered office	Rotterdam, The Netherlands
Corporate purpose	Holding
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	1,004.0
Reserves	4,017,376.0
Net profit	(1,442,240.0)

Infineon Technologies Investment B.V.

Registered office	Rotterdam, The Netherlands
Corporate purpose	Holding
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	69.0
Reserves	1,618,347.0
Net profit	(1,595,551.0)

Infineon Technologies Japan K.K.

Registered office	Tokyo, Japan
Corporate purpose	Distribution
Currency	JPY
Company share of subscribed capital	100%
Subscribed capital	120,000.0
Reserves	303,645.4
Net profit	283,678.3

Infineon Technologies North America Corp.

Registered office	Delaware, U.S.A.
Corporate purpose	Research, development and distribution
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	1.0
Reserves	99,532.0
Net profit	17,635.0

Infineon Technologies (Advanced Logic) Sdn. Bhd.

Registered office	Malacca, Malaysia
Corporate purpose	Production
Currency	MYR
Company share of subscribed capital	100%
Subscribed capital	30,000.0
Reserves	38,121.0
Net profit	11,434.0

Infineon Technologies (Kulim) Sdn. Bhd.

Registered office	Kulim, Malaysia
Corporate purpose	Production
Currency	MYR
Company share of subscribed capital	100%
Subscribed capital	30,000.0
Reserves	(36,267.0)
Net profit	(4,253.0)

Infineon Technologies (Malaysia) Sdn. Bhd.

Registered office	Malacca, Malaysia
Corporate purpose	Production
Currency	MYR
Company share of subscribed capital	100%
Subscribed capital	203,601.0
Reserves	131,180.0
Net profit	53,984.0

Primarion Inc.

Registered office	Torrance, California
Corporate purpose	Research and development
Currency	EUR
Company share of subscribed capital	100%
Subscribed capital	0.0
Reserves	28,656.0
Net profit	(6,168.0)

Independent Auditors

The independent auditor of the Company’s annual financial statements, prepared in accordance with IFRS or U.S. GAAP, as applicable, for the fiscal years ended September 30, 2008, 2007 and 2006, and for the condensed financial statements for the six months ended March 31, 2009, was KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft) (“KPMG”), Ganghoferstrasse 29, 80339 Munich. The general shareholders meeting on February 12, 2009 appointed KPMG as auditor for its annual financial statements for the 2009 fiscal year and for the review of interim financial reports. KPMG is a member of the German Chamber of Auditors (Wirtschaftsprüferkammer).

Disclosure Requirements for Shareholders, Mandatory Offer

As the Company’s shares are admitted to official trading on the Frankfurt Stock Exchange, the Company as a listed company is subject to the provisions of the German Securities Trading Act governing disclosure requirements for shareholdings. See “Information on the Offered New Shares — ISIN/German Securities Code (WKN)/Common Code/Trading Symbol.” The German Securities Trading Act requires, in Section 21, that anyone who, due to an acquisition, sale or other event, obtains, exceeds, or no longer holds 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent of the voting rights in an issuer whose country of origin is Germany must promptly, and within no later than four trading days, notify the issuer and concurrently the BaFin. Starting with the entering into force on May 31, 2009 of the introduction to Section 27a of the German Securities Trading Act through the German Risk Limitation Act (Risikobegrenzungsgesetz), any party required to make disclosures within the meaning of Sections 21 and 22 of the German Securities Trading Act whose volume of voting rights from shares meets or exceeds the 10 percent threshold or a higher threshold must notify the issuer whose country of origin is Germany, within twenty trading days, of its intentions with respect to the acquisition as well as identify the source of the funds used to make the acquisition and, in the process, make certain disclosures stipulated in the German Securities Trading Act.

In connection with the notice requirements, the German Securities Trading Act contains various provisions designed to ensure that shareholdings in listed companies are attributed to the person who actually controls the voting rights associated with such shares. For example, shares owned by a third party are attributed to a party who is subject to the notice requirement if such party controls the third party. The same applies to shares held by a third party for the account of the party who is subject to the notice requirement or of a company controlled by such party. Likewise, if one company holds shares on behalf of another company or on behalf of a company controlled by that other company, the shares are attributed to such other company. Furthermore, coordinated conduct between shareholders can lead to the attribution of voting rights. Since the entry into force on August 19, 2008 of the German Risk Limitation Act, any kind of cooperation among shareholders that is designed to effect a permanent and material change in the business strategy of the Company can result in an attribution of voting rights, namely, the cooperation does not have to be specifically about the exercise of voting rights. Coordination in individual cases will not trigger the attribution of voting rights.

Failure to give notice results in the disqualification of the rights (including voting rights and dividend rights) attaching to the shares that belong to the notifying party or to shares whose voting rights are attributable to the said party for the duration of the failure and, in certain cases involving the willful or grossly negligent breach of disclosure obligations, for an additional six months thereafter. In addition, a fine may be imposed for failure to comply with the notice requirement.

Moreover, anyone who directly or indirectly holds financial instruments that grant the holder the right to unilaterally acquire, under a legally binding agreement, previously issued voting shares of an issuer whose country of origin is Germany must promptly upon obtaining, exceeding, or no longer holding five percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent, and within no later than four trading days, provide notice thereof to the issuer and to the BaFin. Until recently, the disclosure obligation under Sections 21 and 22 of the German Securities Trading Act for voting rights from shares, both held and attributed, was independent of the disclosure obligation in respect of other financial instruments under Section 25 of that Act. Starting on March 1, 2009 with the entry into force of the revised Section 25 of the German Securities Trading Act through the German Risk Limitation Act, the voting rights from shares and voting rights obtainable through other financial instruments will be aggregated. In instances where a disclosure pursuant to Sections 21 and 22 of the German Securities Trading Act is or was made, an additional disclosure pursuant to Section 25 of the Act will not be necessary unless the aggregate amount of voting rights from or relating to all securities meets, exceeds or falls below a further threshold mentioned in Section 21(1) Sentence 1 of the German Securities Trading Act.

A domestic issuer must publish such notices promptly, though no later than three trading days after receiving the notice, through an electronically operated information dissemination system, a news agency, a news provider, a print medium, and a website for the financial markets (jointly known as a media bundle). In that regard, at least one of those media must allow an active dissemination throughout Europe. Furthermore, the domestic issuer must promptly, though not prior to publication, transmit the notice to the company register (Unternehmensregister) for storage. At the same time, the issuer must notify the BaFin of the publication.

Moreover, under the German Securities Acquisition and Takeover Act, any person whose voting rights reach or exceed 30 percent of the Company’s voting shares after the stock exchange listing of the shares must immediately, but no later than within seven calendar days, publish this fact and the percentage of voting rights held on the Internet and by means of an electronically operated information dissemination system for financial information and must subsequently submit a mandatory tender offer addressed to all holders of ordinary shares of the Company, unless released from this obligation. When calculating the number of voting rights, any concerted action among shareholders with respect to how to exercise their voting rights or other kind of cooperation that is designed to effect a permanent and significant change in the business strategy of the Company will result in the attribution of voting rights. Here, again, coordination in individual cases will not trigger an attribution of voting rights.

Directors’ Dealings

The German Securities Trading Act requires individuals with management responsibilities (the “Officers”) of a publicly traded company to inform the stock corporation and the BaFin about their own transactions involving shares of the company or financial instruments related to them, particularly derivatives within five business days. This also applies to the Officer’s spouse and certain of the Officer’s family members. The company is required to publish this notification immediately after receiving it and at the same time to inform the BaFin regarding its publication. The company must also immediately forward it to the Company Register, although not prior to its publication. This notification obligation does not apply as long as the aggregate amount of the transactions of an Officer and the Officer’s spouse and family members does not reach €5,000 in a single calendar year. Negligent or willful non-compliance with these disclosure requirements may result in the imposition of a fine on the relevant Officer, Officer’s spouse or family member.

DESCRIPTION OF SHARE CAPITAL AND APPLICABLE LEGAL PROVISIONS

Issued Share Capital

The Company’s issued share capital as of the date of this Prospectus amounts to €1,499,484,170, divided into 749,742,085 registered shares. The shares are issued as no par value shares. The share capital has been fully paid.

Voting Rights

Each of the Company’s shares entitles the holder to one vote at the Company’s general shareholders’ meeting. There are no voting rights restrictions. The Company’s major shareholders do not have different voting rights.

Certification and Transferability of Shares

Infineon Technologies AG’s shares are evidenced by several global certificates deposited with Clearstream Banking AG, Neue Börsenstrasse 1, 60487 Frankfurt am Main (“Clearstream”). A claim of the Shareholders for individual certification of their shares and their dividend rights is excluded, whereas the Company is entitled to issue share certificates which represent no par value shares (single share certificates) or several shares (collective shares), according to Section 4(4) of the Articles of Association. Pursuant to Section 4(3) of the Articles of Association the Management Board with the consent of the Supervisory Board determines the form and content of share certificates and of any eventual dividend coupons and renewal coupons. There are no restrictions on the transferability of the Company’s shares.

Development of the Share Capital

The Company’s issued share capital changed as follows in the past three fiscal years:

As of October 1, 2005, the Company’s share capital amounted to €1,495,138,718.

Between October 1, 2005 and September 30, 2006, the Company issued 39,935 registered no par value shares of together €79,870 resulting from the conditional capital resolved on October 18, 1999 (Conditional Capital I) and thereby increased the Company’s share capital to €1,495,218,588. This capital increase was recorded in the Commercial Register on October 30, 2006.

Between October 1, 2006 and September 30, 2007, the Company issued 2,119,341 registered no par value shares of together €4,238,682 resulting from the conditional capital resolved on October 18, 1999 (Conditional Capital I) and thereby increased the Company’s share capital to €1,499,457,270. This capital increase was recorded in the Commercial Register on November 3, 2007.

Between October 1, 2007 and September 30, 2008, the Company issued 13,450 registered no par value shares of together €26,900 resulting from the conditional capital resolved on October 18, 1999 (Conditional Capital I) and thereby increased the Company’s share capital to €1,499,484,170. This capital increase was recorded in the Commercial Register on February 2, 2009.

Following the implementation of the capital increase relating to this Offering, the Company’s issued share capital will amount to up to €2,173,484,170, divided into up to 1,086,742,085 shares. See “— Capital Increase for the New Shares.”

General Information on Capital Measures

According to Section 182(1) of the German Stock Corporation Act, a resolution of the Company’s general shareholders’ meeting with a majority of at least three-quarters of the share capital represented when the vote is taken is required to increase the Company’s issued share capital, unless the Articles of Association call for a different majority. Infineon Technologies AG has exercised its right to stipulate a smaller majority of shares. In accordance with Section 17 of the Articles of Association the Company’s general shareholders’ meeting adopts its resolutions with a simple majority of the votes cast and, in so far as a capital majority is necessary, with a simple majority of the represented share capital, unless a higher majority is required by compulsory statutory provisions or by the Articles of Association (which is not the case with respect to ordinary share capital increases).

A resolution of the Company’s general shareholders’ meeting may also authorize the Management Board to increase the issued share capital with the approval of the Supervisory Board within a specified period not exceeding five years (authorized capital). A majority of three-quarters of the share capital represented is needed for such vote. The articles of association may specify a greater majority shareholding and additional requirements. The Articles of Association do not contain such specification. The nominal amount of the authorized capital may in the aggregate not exceed half of the issued share capital existing at the time the resolution of the Company’s general shareholders’ meeting is registered.

The Company’s shareholders may also resolve to create conditional capital, but only for specific purposes, such as granting conversion rights or options to holders of convertible bonds and certain similar instruments, with the aim of preparing for a merger with another company or granting subscription rights to employees or members of the management of the Company or an affiliated company. This requires a majority of three-quarters of the share capital represented when the vote is taken. In no event may the nominal amount of the conditional capital in the aggregate exceed half of the issued share capital existing at the time of the resolution on the conditional capital increase. The nominal amount of the conditional capital for granting subscription rights to employees and members of management of the Company or an affiliated company may also not exceed 10 percent of the issued share capital existing at the time of the resolution on the conditional capital increase.

A resolution to reduce the issued share capital requires a majority of three quarters of the issued share capital represented at the meeting where the vote is taken. The articles of association may specify a higher majority and additional requirements. The Articles of Association do not contain such specifications.

General Provisions Governing Statutory Subscription Rights

The German Stock Corporation Act provides that all shareholders generally have subscription rights with respect to newly issued shares (as well as to newly issued convertible bonds, bonds with warrants, income bonds and profit participation certificates). No subscription rights exist with respect to shares resulting from conditional capital. Subscription rights are generally freely transferable and may be traded on the German stock exchanges during a specific period prior to the expiration of the subscription period. The Company’s general shareholders’ meeting may exclude subscription rights by a majority of at least three-quarters of the issued share capital represented at the meeting approving the resolution. The articles of association may specify a higher majority and additional requirements. The Articles of Association do not contain such specifications. The exclusion of subscription rights further requires a justification. The exclusion is justified if the Company’s interest in excluding subscription rights outweighs the interest of shareholders in the subscription rights being granted. Without such a justification, subscription rights for the issuance of new shares may only be excluded if the share capital is being increased for cash consideration, the amount of the capital increase does not exceed 10 percent of the Company’s existing share capital and the issue price of the new shares is not substantially lower than the market price of the Company’s shares. In each case, the decision requires a report by the Management Board that sets forth the justification or the meeting of the requirements for the 10 percent exclusion, respectively.

General Provisions Governing the Liquidation of the Company

Except in the cases of a liquidation based on insolvency proceedings or judicial decree, the Company may only be liquidated by a resolution of the general shareholders’ meeting, which under the German Stock Corporation Act requires a majority of at least three-quarters of the share capital represented when the vote is taken. The Articles of Association may specify a higher majority and additional requirements. The articles of association do not contain such specifications. In this case, the assets remaining after all the liabilities of the Company have been settled will be distributed among the shareholders proportionally to their holdings of the share capital, as provided by the German Stock Corporation Act. Certain requirements for the protection of creditors must be complied with in this process.

Exclusion of Minority Shareholders

Sections 327a et seq. of the German Stock Corporation Act concerning squeeze-outs provide that a shareholder who owns 95 percent of the issued share capital (principal shareholder) may request that the general shareholders’ meeting of a German stock corporation resolves to transfer the shares of the minority shareholders to the principal shareholder in return for an adequate cash compensation. The amount of this cash compensation to be paid to the minority shareholders must take account of the stock corporation’s financial condition at the time the resolution is passed. The full value of the stock corporation, which is normally calculated using the capitalization of earnings method (Ertragswertmethode), is decisive for determining the compensation amount.

In addition, the provisions of Sections 39a and 39b of the German Securities Acquisition and Takeover Act regarding a squeeze-out, require that after a takeover bid or mandatory offer, the remaining voting shares must, at the bidder’s request, be transferred to the bidder who owns at least 95 percent of the voting share capital of the target company in exchange for an appropriate settlement payment ordered by a court. The consideration offered in connection with the takeover bid or mandatory offer is deemed an appropriate settlement if the bidder, based on the offer, has acquired shares equal to at least 90 percent of the share capital subject to the offer. Furthermore, after a takeover bid or mandatory offer, the shareholders of a target company who did not accept the offer may accept it within three months following the expiration of the acceptance period (so called sell-out) if the bidder is entitled to request the transfer of the outstanding voting shares under Section 39a (Section 39c of the German Securities Acquisition and Takeover Act).

In addition to the provisions on the squeezing out of minority shareholders, Sections 319 et seq. of the German Stock Corporation Act provide for the integration (Eingliederung) of stock corporations. Under these provisions, the general shareholders’ meetings of stock corporations (i.e. of the principal company and of the integrated company) may resolve to integrate a company if 95 percent of the shares of such company are held by the future principal company. The shareholders excluded from the integrated company are entitled to an adequate compensation that must generally be granted in the form of shares of the principal company; in some cases the compensation has to be paid in cash. The amount of the compensation must be calculated using what is known as the merger value ratio between the two companies, in other words the exchange ratio that would be adequate were the two companies to merge. In contrast to the squeeze-out of minority shareholders, integration is only possible when the future principal company is a stock corporation with a stated domicile in Germany.

Capital Increase for the New Shares

The New Shares offered hereby, which are governed by the laws of Germany, will be issued by utilizing up to all of the Company’s Authorized Capital 2007 and 2009/I in accordance with Section 4(2 and 10) of the Articles of Association. The Authorized Capital 2007 was approved by resolution of the Company’s general shareholders’ meeting on February 15, 2007, and entered in the Commercial Register on March 28, 2007 (see “— Authorized Capital — Authorized Capital 2007”). The Authorized Capital 2009/I was approved by resolution of the Company’s general shareholders’ meeting on February 12, 2009, and entered in the Commercial Register on April 28, 2009 (see “— Authorized Capital — Authorized Capital 2009/I”). On July 9, 2009, the Management Board resolved, with the approval of the Supervisory Board on July 9, 2009, to make use of these authorizations and issue for the Offering of up to 337,000,000 New Shares, each such share with a notional value of €2.00 (no par value shares). Once the implementation of the capital increase has been entered in the Commercial Register the Company’s issued share capital will amount to up to €2,173,484,170.

Authorized Capital

The Company’s authorized capital as of the date of this Prospectus (prior to registration of the implementation of the capital increase in the Commercial Register) amounts to €1,499,484,170 and was created by two separate authorization resolutions.

Authorized Capital 2007

On February 15, 2007 the Company’s general shareholders’ meeting resolved to authorize the Management Board to increase the Company’s share capital until February 14, 2012, with the approval of the Supervisory Board, by up to €224,000,000 through the issuance of new, registered no par value shares against contributions in cash or in kind; in one lump sum or by several partial amounts at different times (Authorized Capital 2007). In the event of a capital increase in cash shareholders are to be granted subscription rights. The shares may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. The Management Board, however, is authorized with the approval of the Supervisory Board to exclude shareholders’ subscription rights for residual or fractional amounts. The Management Board is also authorized with the approval of the Supervisory Board to exclude shareholders’ subscription rights if this is necessary to grant subscription rights to holders of warrants or holders of convertible bonds or notes previously issued or to be issued in the future by the Company or its subsidiaries in the amounts to which such holders would be entitled upon the exercise of their warrants or conversion rights or upon fulfillment of their conversion obligations. Furthermore, the Management Board is authorized with the approval of the Supervisory Board to exclude shareholders’ subscription rights if the issue price of the new shares is not significantly lower than the stock market price. However, this authorization applies only if the value of the shares issued with the exclusion of subscription rights pursuant to Section 186(3) sentence 4 of the German Stock Corporation Act does not exceed 10 percent of the Company’s share capital, neither at the time when this authorization takes effect, nor when it is exercised. The shares issued or to be issued by way of honoring bonds with conversion and/or warrant rights are also to be included in this limit of 10 percent of the Company’s share capital if the bonds were issued with the exclusion of subscription rights after February 15, 2007 due to an authorization in lieu of Section 186(3) sentence 4 of German Stock Corporation Act. Furthermore, the sale of own shares is to be included in this limit of 10 percent of the share capital if it takes place with the exclusion of subscription rights due to an authorization to sell own shares pursuant to Sections 71(1) No. 8 sentence 5, 186(3) sentence 4 of the German Stock Corporation Act. Finally, the Management Board is authorized, with the approval of the Supervisory Board, to exclude shareholders’ subscription rights for capital increases against contribution in kind. The Management Board is authorized, with the approval of the Supervisory Board, to stipulate the other details of the shares’ rights and the conditions for issuing those shares.

Authorized Capital 2009/I

On February 12, 2009 the Company’s general shareholders’ meeting resolved to authorize the Management Board to increase the Company’s share capital until February 11, 2014, with the approval of the Supervisory Board, by up to €450,000,000 by issuing new registered no par value shares, carrying full dividend rights as of the beginning of the fiscal year in which they are issued, against contributions in cash and/or contributions in kind (the authorized capital was resolved on as “Authorized Capital 2009/II” in the Annual General Meeting of February 12, 2009, but according to a resolution by the Supervisory Board registered in the Commercial Register as “Authorized Capital 2009/I”). Shareholders have a general subscription right in relation to theses shares. The shares may be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. The Management Board, however, is authorized with the approval of the Supervisory Board to exclude fractional amounts from the subscription right and to exclude the subscription right in relation to capital increases against contributions in kind. The Management Board is also authorized with the approval of the Supervisory Board to determine the further content of the rights attached to the shares and the terms of the share issue.

Conditional Capital

The Company’s conditional capital recorded in the Commercial Register amounts to €665,335,548 as of the date of this Prospectus. It has been created through six conditional capital increases.

Conditional Capital I

Section 4(5) of the Articles of Association provides that the share capital of the Company is conditionally increased by an amount not to exceed €34,635,548 (Conditional Capital I, this conditional capital is registered in the Commercial Register as “Conditional Capital 1999/I”). The conditional capital increase shall be effected by issuing up to 17,317,774 new registered no par value shares and carrying full dividend rights as of the beginning of the fiscal year in which they are issued only to the extent that the holders of subscription rights issued under the “Infineon Technologies AG 2001 International Long Term Incentive Plan” based on the authorization granted on April 6, 2001 choose to exercise their subscription rights.

Conditional Capital 2007

Section 4(6) of the Articles of Association provides that the share capital is conditionally increased by up to €149,900,000 by issuing up to 74,950,000 new no par value registered shares and carrying full dividend rights as of the beginning of the fiscal year in which they are issued (Conditional Capital 2007, this conditional capital is registered in the Commercial Register as “Conditional Capital 2007/I”). The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company on the basis of the authorization of the Annual General Meeting of February 15, 2007. The conditional capital increase is to be effected only insofar as option and/or conversion rights relating to the bonds are exercised or any conversion obligations under these bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase.

Conditional Capital III

Section 4(7) of the Articles of Association provides that the share capital is conditionally increased by up to €29,000,000 (Conditional Capital III, this conditional capital is registered in the Commercial Register as “Conditional Capital 2001/I”). The conditional capital increase will be carried out by the issue of up to 14,500,000 new registered no par value shares and carrying full dividend rights as of the beginning of the fiscal year in which they are issued, although only to the extent that the holders of subscription rights granted under the “Infineon Technologies AG 2001 International Long Term Incentive Plan” on the basis of the authorization issued on April 6, 2001, or the holders of subscription rights granted under the “Infineon Technologies AG Share Option Plan 2006” on the basis of the authorization issued on 16th February 2006, exercise their subscription rights.

Conditional Capital 2002

Section 4(8) of the Articles of Association provides that the share capital is conditionally increased by up to €152,000,000 by issuing up to 76,000,000 new no par value registered shares and carrying full dividend rights as of the beginning of the fiscal year in which they are issued (Conditional Capital 2002, this conditional capital is registered in the Commercial Register as “Conditional Capital 2007/II”). The conditional capital increase serves the purpose of granting shares to the holders of the Convertible Notes due 2010, which are guaranteed by the Company. The conditional capital increase is effected only insofar as conversion rights from the Convertible Notes due 2010 are exercised or any conversion obligations under these notes are fulfilled. The Management Board is authorized to determine the further details of implementation of the conditional capital increase.

Conditional Capital 2008

Section 4(9) of the Articles of Association provides that the share capital is conditionally increased by up to €149,900,000 by issuing up to 74,950,000 new no par value registered shares and carrying full dividend rights as of the beginning of the fiscal year in which they are issued (Conditional Capital 2008, this conditional capital is registered in the Commercial Register as “Conditional Capital 2008/I”). The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company against payment in cash on the basis of the authorization of the Annual General Meeting of February 14, 2008. The conditional capital increase is to be effected only insofar as option and/or conversion rights relating to the bonds are exercised or any conversion obligations under these bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase.

Conditional Capital 2009/I

Section 4(11) of the Articles of Association provides that the share capital is conditionally increased by up to €149,900,000 by issuing up to 74,950,000 new no par value registered shares and carrying full dividend rights as of the beginning of the fiscal year in which they are issued (the conditional capital was resolved on as “Conditional Capital 2009/II” in the Annual General Meeting of February 12, 2009, but according to a resolution by the Supervisory Board registered in the Commercial Register as “Conditional Capital 2009/I”). The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company against payment in cash on the basis of the authorization of the Annual General Meeting of February 12, 2009, such as for any conversions made of the New Convertible Notes due 2014. The conditional capital increase is to be effected only insofar as option and/or conversion rights relating to the bonds are exercised or any conversion obligations under these bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase.

On May 26, 2009, Infineon Technologies Holding B.V., Rotterdam, issued guaranteed subordinated convertible notes with a notional amount of €195,600,000 maturing on May 26, 2014 with the right to conversion into shares of the Company to institutional investors. The New Convertible Notes due 2014 are backed by a guarantee from the Company on an unsubordinated basis regarding all coupon payments and on a subordinated basis regarding the principal amount. From the 90th day after May 26, 2009 until the 10th day prior to May 26, 2014 (both dates inclusive) each bondholder has the right to convert each bond in whole, but not in part, into new shares of the Company to be issued from this Conditional Capital 2009/I. The New Convertible Notes due 2014 were issued at an issue price of 92.80 percent of par. Aside from a coupon rate of 7.50 percent, the key terms of the New Convertible Notes due 2014 include a reference share price of €2.0893, a conversion premium of 25 percent and a conversion price of €2.61 per share.

Repurchase of Own Shares; Treasury Shares

As of the date of this Prospectus, the Company does not hold any of its own shares.

Management and Employee Participation Plans

As of the date of this Prospectus, the current members of the Supervisory Board and the Management Board, as a group, owned 55,567 of the Company’s ordinary shares (less than one percent of all outstanding shares) and had the right to acquire 854,700 ordinary shares pursuant to options granted under the plans described below.

With resolution dated April 6, 2001, the Annual General Meeting adopted the 2001 plan. The plan permitted non-transferable stock options to be issued to members of the Management Board, members of the senior management of group companies and other managers and employees in key positions at Infineon and its group companies. The term of the plan ended in 2006, stock options granted under this plan can still be exercised. Infineon issued five annual grants and various monthly grants between September 1, 2001 and March 1, 2006 amounting to a total grant of 43,635,141 option rights. As of March 31, 2009, options to purchase an aggregate of 22.9 million shares were outstanding under the 2001 plan, of which options to purchase 632,200 shares were held by the current members of the Management Board. No further options can be granted under the 2001 plan.

The exercise price of the options granted under the 2001 plan is 105 percent of the average closing share price of the Company’s shares on the Frankfurt Stock Exchange as reported by Xetra over the five trading days preceding the date of grant. Options granted under the 2001 plan have a term of seven years from the date of grant and may be exercised successively at the earliest after the second anniversary of the date of grant, but only if the share price of the Company has reached the exercise price on at least one trading day during the option life. In addition, holders may not exercise an option within fixed time periods prior to and following the publication of the Company’s quarterly or annual results. Any option under the 2001 plan forfeits without compensation once its term of 7 years has been exceeded.

The 2001 plan was replaced in 2006 by the 2006 plan which was authorized by the Annual General Meeting on February 16, 2006. This stock option plan provides for an aggregate amount of up to 13,000,000 non-transferable stock options for ordinary shares of Infineon to be issued to members of the Management Board of Infineon (up to 1,625,000), to members of senior management at group companies of Infineon (up to 1,300,000 stock options) and to other managers and other key personnel at Infineon and its group companies (up to 10,075,000 stock options) over a three-year period ending September 30, 2009. No more than 40 percent of the options available for grant to one of those three groups may be issued during a single fiscal year, and Infineon may not grant options under the 2006 plan covering more than 13 million shares in the aggregate. As of March 31, 2009, options to purchase an aggregate of 2,123,500 shares were outstanding under the 2006 plan, of which options to purchase 222,500 shares are held by the current members of the Management Board. Additionally, 2,645,000 options have been granted on June 3, 2009, however, none of them to members of the Management Board. Options to purchase 550,000 shares were granted to members of Infineon’s Management Board during their membership on the Management Board. No further options can be granted under the 2006 plan.

The exercise price of the options granted under the 2006 plan is 120 percent of the average opening share price of Infineon’s shares on the Frankfurt Stock Exchange as reported by Xetra over the five trading days preceding the date of grant. Options granted under the 2006 plan have a term of six years after the date of grant and may be exercised after the third anniversary of the date of grant, at the earliest. Any option under the 2006 plan expires without compensation if it has not been exercised prior to the end of its 6 year term. In addition, options may be exercised only if both (a) the Infineon share price has reached the exercise price on at least one trading day during the option life, and (b) the Infineon share price has exceeded for at least three consecutive days, on at least one occasion since the date of grant, the performance of the Philadelphia Semiconductor Stock Index, a comparative index of the share price of companies in a similar sector to Infineon. If the Philadelphia Semiconductor Index is discontinued or is fundamentally altered so as not to provide an appropriate means for comparison, then the Management Board will either select another index comparable to the Philadelphia Semiconductor Stock Index to serve as a comparative index or use a new index including as many as possible of the individual prices previously tracked by the Philadelphia Semiconductor Stock Index. In addition, holders may not exercise an option within a fixed time period prior to and following the publication of the Company’s quarterly or annual results.

Under the 2006 plan, the Supervisory Board decides annually how many options to grant to the Management Board. The Supervisory Board must make such decision within a period of 45 days after publication of the results for the fiscal year then ended, or up to 45 days after the publication of the results of the first or second quarter of a fiscal year but in each case no later than two weeks before the end of the quarter. During that same period the Management Board may grant options to eligible persons.

The terms and conditions of both plans, the 2001 plan and the 2006 plan, provide for an option adjustment regulation in the event of a share capital increase or in case of a merger of Infineon with another company or in case of any other comparable event with an impact on the value of the options. In such event the Company may adjust the terms and conditions of the plan, in particular with regard to the exercise price of the option rights or with regard to the number of shares that the participant is entitled to acquire. If such adjustment is made the economic value of the option right shall be approximately the same as immediately prior to the event.

Listing

The Company’s Existing Shares have been admitted to the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange and to the sub-segment with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. Further Infineon Technologies AG’s American Depositary Shares (“ADS”) are listed on the OTCQX International Premier market, the highest over-the-counter market tier, under the ticker symbol “IFNNY”. Each ADS represents one ordinary registered share of Infineon Technologies AG.

On April 3, 2009, the Company announced its application to voluntarily delist from the New York Stock Exchange (NYSE). The delisting took effect on April 24, 2009, and consequently, the Company’s American Depositary Shares are no longer traded on the NYSE.

RELATED PARTY TRANSACTIONS

For periods prior to October 1, 2008, Infineon prepared its financial statements in accordance with U.S. GAAP. For the 2008 fiscal year, Infineon prepared consolidated financial statements in accordance with U.S. GAAP since U.S. GAAP were considered the primary accounting principles for that period. Additionally, Infineon prepared consolidated financial statements in accordance with IFRS for the 2008 fiscal year. Commencing in the 2009 fiscal year, the Company will prepare its consolidated financial statements exclusively on the basis of IFRS. See “General Information — Presentation of Financial Information.”

In accordance with U.S. GAAP, the Company reported related party transactions and transactions in the normal course of business with associated and related companies in accordance with Statement of Financial Accounting Standards No. 57. In accordance with IFRS, the Company reports related party transactions as transactions in the normal course of business with associated companies in which the investor has the ability to exercise significant influence over the investees operations and financial policies (“Equity Method Investments”) and related persons such as Management and Supervisory Board members in accordance with the International Accounting Standard No. 24.

The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, related parties. Purchases and sales to related parties are generally based on market prices or manufacturing costs plus a mark-up.

Companies in which the Company has the ability to exercise significant influence over operating and financial policies, generally through an ownership interest of 20 percent or more and that are not controlled by the Company are called associated companies (“Associated Companies”). Other equity investments called related companies (“Related Companies”) generally refer to companies in which the Company has an ownership interest of less than 20 percent.

Related party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and Related Companies, and totaled €18 and €84 million as of September 30, 2006 and 2007 based on the Company’s consolidated financial statements (U.S. GAAP). Related party payables consist primarily of trade, financial, and other payables from Equity Method Investments and Related Companies, and totaled €89 million and €169 million as of September 30, 2006 and 2007 based on the Company’s consolidated financial statements (U.S. GAAP).

Related party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments, and totaled €80 million and €78 million as of September 30, 2007 and 2008 based on the Company’s consolidated financial statements (IFRS) and €7 million based on the Company’s condensed consolidated financial statements (IFRS) as of March 31, 2009. Related party payables consist primarily of trade, financial, and other payables from Equity Method Investments, and totaled €176 million and €21 million as of September 30, 2007 and 2008 based on the Company’s consolidated financial statements (IFRS) and €21 million as of March 31, 2009 based on the Company’s condensed consolidated financial statements (IFRS).

Sales to related parties and Related Companies totaled €383 million and €57 million for the years ended September 30, 2006 and 2007 based on the Company’s consolidated financial statements (U.S. GAAP). Purchases from related parties and Related Companies totaled €648 and €593 million for the years ended September 30, 2006 and 2007 based on the Company’s consolidated financial statements (U.S. GAAP).

Sales to related parties totaled €57 million and €1 million for the years ended September 30, 2007 and 2008 based on the Company’s consolidated financial statements (IFRS) and €0 million and €2 million for the six months ended March 31, 2008 and 2009 based on the Company’s condensed consolidated financial statements (IFRS).

Purchases from related parties totaled €47 million and €148 million for the years ended September 30, 2007 and 2008 based on the Company’s consolidated financial statements (IFRS) and €269 million and €59 million for the six months ended March 31, 2008 and 2009 based on the Company’s condensed consolidated financial statements (IFRS).

Additional information regarding specific related party transactions is provided below.

Qimonda

In connection with the formation of Qimonda as a separate legal entity, Infineon and Qimonda entered into a number of agreements in 2006 governing the carve-out of the memory products business, the licensing of intellectual property, the use of Infineon’s 200-millimeter fabrication facility in Dresden, and support services in the areas of general support, IT services and R&D services.

Carve-out and Control

Qimonda was carved out as a wholly-owned subsidiary of Infineon effective May 1, 2006. Pursuant to the contribution agreements Infineon and Qimonda entered into in connection with the carve-out, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its memory products business to Qimonda. In addition, Infineon and Qimonda entered into arrangements with respect to various relationships between the two groups.

Infineon is currently Qimonda’s largest shareholder, with a direct and indirect shareholding of 77.5 percent. During the 2008 fiscal year Infineon has committed to a plan to dispose of Infineon’s stake in Qimonda. Infineon’s majority ownership permits Qimonda to use the entire intellectual property umbrella as well as other benefits from contracts between Infineon and third-parties. Infineon is a party to certain intellectual property cross-licensing and other contractual relationships with third-parties for Qimonda’s benefit.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, Infineon deconsolidated Qimonda during the second quarter of the 2009 fiscal year, Qimonda ceased being a related party in accordance with IFRS and subsequent transactions between the Company and Qimonda are no longer reflected as related party transactions. On April 1, 2009, the insolvency proceedings formally opened. Transactions between Infineon and Qimonda subsequent to the deconsolidation are no longer reflected as related party transactions.

For as long as Infineon, directly or indirectly, owns a majority of Qimonda’s shares, Infineon will also have the majority of votes in Qimonda’s shareholders’ general meeting and will therefore be in a position to elect all of the shareholder-elected members of Qimonda’s supervisory board.

All of the agreements relating to Qimonda’s carve-out from Infineon, including those governing Qimonda’s ongoing relationship with Infineon, were concluded in the context of a parent-subsidiary relationship and in the overall context of Qimonda’s carve-out from Infineon. The terms of these agreements may be less favorable to Infineon than had they been negotiated with unaffiliated third-parties.

Arrangements relating to AMTC and BAC

Infineon’s partnership interests in the Advanced Mask Technology Center (“AMTC”) and the Maskhouse Building Administration Company (“BAC”) in Dresden were transferred to Qimonda pursuant to an agreement dated December 10, 2007 with Qimonda, Advanced Micro Devices, Toppan Photomask, AMTC and BAC.

Arrangement concerning the Licensing of Intellectual Property

In connection with the transfer of intellectual property to Qimonda, Infineon and Qimonda have entered into certain cross-licensing arrangements. Qimonda will own any patents that have been or will be applied for in Qimonda’s name after the carve-out. As part of the contribution agreement, Qimonda agreed to the following terms with respect to patents applied for by either party and its subsidiaries within five years of the effective date of the carve-out or as long as Infineon owns a majority of the shares of Qimonda, whichever period is longer: Infineon will receive royalty-free licenses, for the lifetimes of the patents or until a change of control of Infineon occurs, to use Qimonda patents outside of the stand-alone memory field. Even if a change of control occurred, the licenses would continue if Qimonda received corresponding licenses for the memory products field from the third party then controlling Infineon.

Indemnification

The contribution agreement includes provisions pursuant to which Qimonda agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other matters relating to the memory products business that were transferred to Qimonda in the carve-out. Qimonda also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to Qimonda’s business but that cannot be transferred to Qimonda for legal, technical or practical reasons. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims. With the exception of the securities and certain patent infringement and antitrust claims identified in “ — Legal Matters,” for which different arrangements apply as described in that section, Qimonda is obligated to indemnify Infineon against any liability arising in connection with claims related to the memory products business described in that section. Finally, the contribution agreement in principle provides for Qimonda to bear 60 percent of the total license fee payments payable by Infineon and Qimonda to which Infineon and Qimonda may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the carve-out, one of which is still ongoing. These payments could be substantial and could remain in effect for lengthy periods. The contribution agreement does not limit the aggregate liability Qimonda may incur as a result of its indemnification obligations, nor does it restrict the obligations to a certain time period after the carve-out as long as the events giving rise to them occurred prior to the carve-out. Due to Qimonda’s insolvency, however, it is very unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities.

Ongoing Services Relationships

Prior to Qimonda’s carve-out, most of the administrative, financial, risk management, information technology and other services relating to the memory product business were provided centrally by Infineon. After the carve-out, Infineon has continued to provide some of these services under certain services agreements to Qimonda. The terms of these agreements may be less favorable to Infineon than they might have been had they been negotiated with unaffiliated third-parties.

Siemens

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third-parties of €21 million for the year ended September 30, 2006. Purchases from Siemens group companies primarily include purchases of fixed assets, inventory, IT services, and administrative services. On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as related party transactions.

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third-parties of €21 million for the year ended September 30, 2006. Purchases from Siemens group companies primarily include purchases of fixed assets, inventory, IT services, and administrative services. On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as related party transactions.

Sales to Siemens group companies totaling €316 million in the 2006 fiscal year and purchases from Siemens group companies totaling €74 million in the 2006 fiscal year.

The Siemens group was the Company’s largest customer in the 2006 financial year, representing 7% of the Company’s net sales. The Company believes that these transactions were on terms no less favorable to the Company than the Company could obtain from third-parties.

In the 2006 fiscal year, the Siemens group provided Infineon with some administrative, financial, information technology and other services. The IT framework agreements specify the general framework conditions for the separation of IT/voice networks and resources, the joint running of a firewall system and the security requirements for access to purchased services. Each of these services (including travel management, export control, and library services) are then purchased on the basis of individual service agreements. The Company believes all services from the Siemens group companies are purchased at market prices and on arms’ length terms and conditions.

During the 2006 fiscal year, the Company purchased services from Siemens group companies, including information technology services, of €44 million, facility rental of €20 million, and administrative services of €53 million. The Company also purchased raw materials, products and fixed and other assets aggregating €18 million during the 2006 fiscal year.

ALTIS joint venture with IBM

ALTIS is a joint venture between the Company and IBM to manufacture logic products. See “Business — Manufacturing joint ventures; Foundries — Joint venture with IBM (ALTIS).” Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 fiscal year are no longer reflected as related party transactions. At September 30, 2007, current financial and other receivables from Associated and Related Companies included a revolving term loan of €52 million due from ALTIS.

Service and Consulting Agreement with Backstop Investor

It is intended that following or concurrently with closing of the transaction with the Backstop Investor, the Company and an affiliate of the Backstop Investor conclude a services and consulting agreement pursuant to which such affiliate will render strategic and corporate finance advice to the Company. Negotiations of such agreement will however only commence after such closing.

TAXATION IN THE FEDERAL REPUBLIC OF GERMANY

The following section contains a short summary of certain German key tax principles that may be relevant in the context of the Offering with respect to the acquisition, holding, or transfer of shares and subscription rights. Church tax that may be imposed on individual shareholders in Germany is not covered in this section. This summary does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be relevant to shareholders. It is based upon domestic German tax laws in effect at the time of preparation of this Prospectus and the provisions of typical double taxation treaties currently in force between Germany and other countries. It is important to note that the legal situation may change, possibly with retroactive effect.

The tax information presented in this Prospectus is not a substitute for tax advice. Therefore, it is strongly recommended that any prospective investor consult with a tax advisor concerning the tax consequences of acquiring, holding, selling and gifting or bequeathing shares and subscription rights. The same applies with respect to the rules governing the refund of any withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each prospective investor.

Taxation of the Company

Corporate Income Tax and Solidarity Surcharge

The Company’s taxable income, whether distributed or retained, is generally subject to corporate income tax (Körperschaftsteuer) at a uniform rate of 15 percent plus solidarity surcharge (Solidaritätszuschlag) of 5.5 percent thereon, resulting in a total tax liability of 15.825 percent.

Profit distributions (Gewinnanteile) and other compensation received by the Company from domestic or foreign corporations are exempt from corporate income tax; however, five percent of such revenues are considered non-deductible business expenses and, as such, are subject to corporate income tax plus solidarity surcharge. Ultimately, therefore, 95 percent of the amount of profit distributions and other compensation that the Company receives from corporations is exempt from corporate income tax. The same applies to profits earned by the Company from the sale of shares in another domestic or foreign corporation. Losses incurred from the sale of such shares are not deductible for tax purposes.

Trade Tax

In addition, the Company is subject to trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) from permanent establishments in Germany (inländische Betriebsstätten). When determining the amount on which to assess the trade tax, one key difference to corporate income tax is that (inter alia) 25 percent of the interest expense on debt, as well as 25 percent of the interest portion of rent, lease payments and royalties, are added back to the amount of profits from permanent establishments in Germany determined for corporate income tax purposes; this applies to the extent these expenses cumulatively exceed €100,000. Trade tax is no longer deductible as a business expense at the level of the Company. In other words, the trade tax owed does not reduce the income subject to corporate income tax nor does it reduce the income subject to the trade tax itself. The base rate for trade tax amounts to 3.5 percent.

The ultimate amount of the trade tax depends on the trade tax multiplier (Gewerbesteuerhebesatz) set by the local municipalities in which the Company maintains its permanent establishments. The trade tax rate generally ranges between approximately seven percent and 17 percent, depending on the local trade tax multiplier applicable.

Profit distributions received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, profit distributions received from domestic corporations are 95 percent exempt from trade tax only if the Company held at least 15 percent of the registered share capital (Grundkapital or Stammkapital) of the distributing corporation at the beginning of the relevant tax assessment period. In the case of dividends from qualified shareholdings (Schachtelbeteiligungen) in corporations domiciled in another member state of the European Union within the meaning of Article 2 of the Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated July 23, 1990, as amended), the relevant threshold is 10 percent at the beginning of the relevant tax assessment period. Subject to additional requirements, the 95 percent exemption from trade tax may also become applicable with respect to profit distributions received from foreign corporations, if the Company has held 15 percent of the registered share capital of such corporation without interruption since the beginning of the relevant tax assessment period.

Tax losses

Available current year tax losses can be used to set off current year gains without limitation. Tax losses of an amount of €511,500 can be carried back one year. As a rule, unused tax losses may be carried forward indefinitely. Such tax loss carry-forwards can be used in subsequent assessment periods to fully offset taxable income for corporate income tax and trade tax purposes up to an amount of €1 million. Insofar the taxable profit subject to corporate income tax and trade tax for the year exceeds this threshold, only up to 60 percent of the amount exceeding the threshold may be offset by tax loss carry-forwards. The remaining 40 percent is subject to tax (minimum taxation (Mindestbesteuerung)).

However, unused tax loss carry-forwards are eliminated in full if within five years more than 50 percent of the subscribed capital, membership interests, equity interests or voting rights are transferred, whether directly or indirectly, to an acquiring party or affiliated individuals/entities, or a similar change of ownership occurs (harmful acquisition (schädlicher Beteiligungserwerb)). A group of acquirors with aligned interests is also considered an acquiring party for these purposes. In addition, any current year losses incurred prior to the harmful acquisition are generally not deductible. For harmful acquisition in the above sense of more than 25 percent up to 50 percent of the capital or interests, the ability to use tax loss carry-forwards decreases proportionately to the acquired percentage of capital or interests transferred. Generally, the same applies to current year tax losses incurred prior to the harmful acquisition. In light of the current financial downturn exemptions from these loss restriction rules are discussed by the legislator.

Interest Barrier

The deduction of interest expenses is subject to the so called interest barrier (Zinsschranke). Generally speaking, the Company is allowed to deduct interest expense exceeding the amount of interest income (that is, net interest expense) only up to 30 percent of the Company’s taxable EBITDA, if its net interest expense is €1 million or higher and the so-called escape clause does not apply. According to draft legislation the €1 million threshold may be extended to €3 million for the years 2008-2010. Special rules apply in the case of shareholder loans.

Interest expense that is not deductible in a given year can generally be carried forward to subsequent fiscal years of the Company (interest carry-forward). Interest carry-forward can be deducted within the limits of the interest barrier rules. The principles of the loss restriction rules discussed above apply analogously to interest carry-forward when equity interests in the Company are transferred.

Taxation of Shareholders

Shareholders are taxed in connection with the holding of shares (taxation of dividend income), the sale of shares and subscription rights (taxation of capital gains) and the gratuitous transfer of shares and subscription rights (inheritance and gift tax).

Taxation of Dividend Income

Withholding Tax

Generally, the Company must withhold and remit to the German tax authorities a withholding tax in the amount of 25 percent on dividends it distributes plus solidarity surcharge of 5.5 percent on the amount of the withholding tax (a total of 26.375 percent). The basis for the withholding tax is the dividend approved for distribution by the Company’s general shareholders’ meeting.

Withholding tax is, in principle, withheld regardless of whether and, if so, to what extent the shareholder must report the dividend for tax purposes and regardless of whether or not the shareholder is a resident of Germany.

Where dividends are distributed to a company domiciled in another member state of the European Union within the meaning of Article 3(1)(a) of the Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated July 23, 1990, as amended), the withholding of the withholding tax is waived, or its amount refunded, upon application, provided that the company holds at least 10 percent of the registered share capital (Grundkapital or Stammkapital) of the distributing corporation and additional requirements are met. This also applies to dividends distributed to a permanent establishment located in another European Union member state of such a parent company or of a parent company that is tax resident in Germany if the stake in the dividend-paying company is part of the respective permanent establishment’s business assets. The same applies to other (taxable) non-resident corporations holding at least 10 percent of the registered share capital in the Company and being entitled to a full reduction of German withholding tax pursuant to the applicable double taxation treaty between Germany and their state of residence. The reduction in the withholding tax is generally obtained by applying to the German Federal Central Office of Taxation (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany) for a waiver or a refund of German withholding tax to be withheld by the Company. Forms for the waiver/refund procedures may be obtained from the Federal Central Office of Taxation (http://www.bzst.bund.de), as well as from German embassies and consulates.

The withholding tax rate for dividends paid to other non-resident shareholders may be reduced in accordance with the applicable double taxation treaty, if any, between Germany and the shareholder’s country of residence, provided that the shares are not held as part of the business assets of a permanent establishment or fixed base (feste Einrichtung) in Germany or as part of business assets for which a permanent representative in Germany has been appointed. The reduction in the withholding tax is generally obtained by applying to the German Federal Central Office of Taxation (see above) for a refund of the difference between the withholding tax withheld, including solidarity surcharge, and the amount of withholding tax actually owed under the applicable double taxation treaty, which is usually 15 percent. Forms for the refund procedure may be obtained from the Federal Central Office of Taxation (http://www.bzst.bund.de), as well as from German embassies and consulates.

In the case of dividends received by corporations that are subject to non-resident taxation in Germany and do not have their registered office or place of management in Germany, two-fifths of the withholding tax withheld and remitted to the tax authorities can be refunded, without providing evidence that all conditions giving rise to a refund under the Parent-Subsidiary Directive or under double taxation treaties be satisfied and without prejudice to any further reduction the Parent-Subsidiary Directive or double taxation treaties may provide.

In case of dividends received by foreign corporations any reduction (by way of waiver or refund) of German withholding tax requires that the foreign company meets a “substance test” pursuant to the German anti-treaty/parent subsidiary directive shopping rules. According to this test, the foreign company is not entitled to the refund if and to the extent (i) its shareholders would not have been entitled to those benefits if they had received the dividends directly and (ii) either (x) there is no business or other non-tax reason for the interposition of the foreign company or (y) the foreign company does not have adequate economic substance to engage in its commercial activities or (z) the foreign company does not generate more than 10 percent of its gross income from own business activities. Certain exemptions apply if the foreign company qualifies as foreign investment vehicle comparable to a German regulated investment stock corporation or is a foreign stock corporation which shares are regularly traded at a stock exchange.

According to draft legislation aiming to combat harmful tax practices and tax evasion a reduction of withholding tax may be denied (irrespective of a compliance with the above substance test) if a foreign corporation being shareholder of the Company is seated in certain jurisdictions and does not disclose relevant information regarding its individual shareholders holding (directly or indirectly) more than 10 percent in the registered share capital of the Company.

Taxation of Resident Shareholders

Shares held as Private Assets

Dividend payments in respect of shares held as private assets are subject to personal income tax as income derived from capital investment; however, the personal income tax of the shareholder will deemed to be settled by the (final flat) tax (Abgeltungsteuer) already withheld (see “ — Taxation of Shareholders — Taxation of Dividend Income — Withholding Tax”) and the dividend will no longer have to be reported in the shareholder’s annual tax return.

Upon application of a shareholder, the dividend may be taxed in accordance with the general rules on determining an individual’s tax bracket, rather than under the final flat tax provisions, if this would result in a lower tax burden. In this case, the shareholder will be taxed on gross personal investment income, less the saver’s allowance of €801 (or, for married couples filing jointly, €1,602), without deduction of income-related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the shareholder. If the amount of withholding tax withheld and remitted exceeds the personal income tax liability under the credit regime, the overpayment is refunded. The same rules apply to the solidarity surcharge.

As of January 1, 2009 dividend income which is subject to the final flat tax can only be offset by ongoing losses from investment income (capital losses suffered from the sale of shares are excluded from this set off possibility). It cannot be offset by grandfathered losses suffered from private sales transactions realized before January 1, 2009 or by losses incurred in connection with a trade or business or other activities. If a shareholder’s overall income tax rate is below the final flat tax rate (see above), dividend income is (upon application) taxed in accordance with the general rules and can be offset by losses incurred in connection with a trade or business or other activities.

Shares Held As Business Assets

If shares form part of a shareholder’s business assets, taxation depends on whether the shareholder is a corporation, sole proprietor or partnership (co-entrepreneurship (Mitunternehmerschaft)):

(i)  Corporations:  For corporations, dividends are generally exempt from corporate income tax. However, five percent of this tax-exempt income is considered as expense that may not be deducted as business expense and is thus effectively subject to corporate income tax (plus solidarity surcharge). On the other hand, business expenses actually incurred in connection with the dividends may be deducted to the full amount. Dividends are, however, fully subject to trade tax (after deduction of business expenses related to the dividend), unless a shareholder holds at least 15 percent of the registered share capital of the Company at the beginning of the tax assessment period. In the latter case, the 95 percent corporate income tax exemption for dividends applies analogously to trade tax.

(ii)  Sole proprietors (individuals):  60 percent of dividends made to sole proprietors are taxed (partial income method (Teileinkünfteverfahren)) with the personal income tax rate (plus solidarity surcharge). Correspondingly, only 60 percent of business expenses related to the dividends are tax-deductible. If shares are held as business assets of a commercial permanent establishment located in Germany, dividends are fully subject to trade tax, unless the shareholder holds at least 15 percent of the Company’s registered share capital at the beginning of the tax assessment period. However, all or part of the trade tax is generally credited as a lump sum against the shareholder’s personal income taxes.

(iii)  Partnerships:  If shares are held by a partnership, personal income or corporate income tax will be levied only at the level of the partners. The taxation of each partner depends upon whether the partner is a corporation or an individual. If the partner is a corporation, the dividend income is generally 95 percent tax-exempt (see subsection (i) above). If the partner is an individual, only 60 percent of the dividend income is subject to income tax plus solidarity surcharge thereon (see subsection (ii) above). If shares are held as business assets of a commercial permanent establishment located in Germany, dividends are fully subject to trade tax at the level of the partnership. If the partnership held at least 15 percent of the Company’s registered share capital at the beginning of the relevant tax assessment period, the dividends are not subject to trade tax. In case the partners are corporations, five percent of the dividend income considered to be non-deductible business expenses will be subject to trade tax. To the extent trade tax becomes applicable, all or part of the trade tax the partnership pays in proportion to the shareholders’ interest in the partnership’s income is generally credited as a lump-sum against the individual partners’ personal income tax liability in case the partner is an individual.

Special rules apply to shareholder companies active in the financial and insurance sectors and to pension funds. See below.

For shareholders (individuals or corporations) that are tax residents of Germany (that is, as a rule, a person or corporation whose residence, habitual abode, registered office or place of management is located in Germany) and holding the shares as business assets, any withholding tax withheld and remitted to the German tax authorities by the Company is credited against the respective shareholder’s personal income or corporate income tax liability. If the amount of withholding tax withheld and remitted exceeds the personal income or corporate income tax liability under the credit regime, the overpayment is refunded. The same rules apply to the solidarity surcharge.

Taxation of Non-Resident Shareholders

If a shareholder (individual or corporation) who is subject to non-resident taxation in Germany holds shares as part of the business assets of a permanent establishment or fixed base in Germany or as part of business assets for which a permanent representative in Germany has been appointed, withholding tax withheld and remitted to the German tax authorities by the Company is credited against the respective shareholder’s personal income tax or corporate income tax liability. If the amount withheld exceeds the personal or corporate income tax liability, the difference is refunded. The same applies to the solidarity surcharge. These shareholders are generally subject to the same rules as applicable for resident shareholders discussed above. In all other cases, the withholding of withholding tax settles any tax liability of the shareholder in Germany. A refund or exemption is granted only as discussed in the section on withholding tax above. See “ — Taxation of Shareholders — Taxation of Dividend Income — Withholding Tax.”

Taxation of Capital Gains

Withholding Tax

Capital gains are generally subject to withholding tax at a rate of 25 percent and a solidarity surcharge thereon at a rate of 5.5 percent (total rate of 26.375 percent). Withholding requires a German resident disbursing agent (German financial institution, German financial services provider, German branch of a foreign financial institution or foreign financial services provider, German brokerage or the German investment bank that acts as the custodian for or administers the shares and distributes the dividends on them) that has custody of or administers the shares or that sells the shares and disburses or credits shareholders for their capital gains.

The amount of tax withheld is generally based on the difference between the proceeds from the sale, after deducting expenses that stand in direct relation to the sale, and the book value or acquisition costs (as the case may be) of the shares and subscription rights. Under certain circumstances, the withholding tax may be applied to just 30 percent of the proceeds from the sale. This is the case, for example, when the respective securities account is moved from a disbursing agent that is situated outside of an EU or EEA member state.

Withholding tax is not withheld with respect to capital gains from shares held as business assets by corporations subject to unlimited tax liability. The same applies under certain circumstances to shares held as business assets by individuals or partnerships.

Resident Shareholders

Shares/Subscription Rights Held as Private Assets

Capital gains earned on the sale of shares and subscription rights (acquired after December 31, 2008) by an individual who held the shares/subscription rights as private assets will generally be subject to tax, irrespective of the length of time the shares are held. The tax liability is usually covered by the final flat tax (Abgeltungsteuer) withheld (withholding tax of 25 percent plus solidarity surcharge of 5.5 percent thereon) see “ — Taxation of Shareholders — Taxation of Capital Gains — Withholding Tax.”

Shareholders can apply to have their capital gains assessed in accordance with the general rules on determining an individual’s tax bracket (i.e. at the shareholder’s personal income tax rate) if this would result in a lower tax burden. Any tax already withheld will be credited against the income tax so determined or, as the case may be, refunded in the amount of any overpayment.

When determining the income from capital investments, only a saver’s allowance in the amount of €801 (€1,602 for married couples filing jointly) can be deducted as expenses related to investment income (Werbungskosten). Expenses actually incurred to generate the income will not be deducted.

As of January 1, 2009 capital gains earned and capital losses suffered from the sale of shares and subscription rights (acquired after December 31, 2008) are ring-fenced: Capital gains resulting from the sale of shares can only be offset by (ongoing or carried forward) capital losses suffered from the sale of shares (acquired after December 31, 2008). Capital gains resulting from the sale in subscription rights can only be off-set by certain types of losses in the following order: (i) current capital losses from investment assets (except for capital losses from the sale of shares) in securities deposit accounts with the same account bank, (ii) grandfathered losses suffered from private sales transactions realized before January 1, 2009 and (iii) other current capital losses from investment assets (except for capital losses from the sale of shares). Capital losses suffered from the disposal of subscription rights can only be offset against capital gains from investment assets (except for capital gains from the sale of shares).

Notwithstanding the foregoing, if a shareholder, or in the case of a gratuitous acquisition, the shareholder’s legal predecessor directly or indirectly held at least one percent of the share capital of the Company at any time during the five years preceding the sale, 60 percent of any capital gain resulting from the sale is taxable (with the applicable income tax rate, plus the solidarity surcharge). Likewise, no more than 60 percent of any capital loss can be claimed for tax purposes (subject to general restrictions on tax deductions, if applicable).

Shares/Subscription Rights Held as Business Assets

If the shares form part of a shareholder’s business assets, then taxation of the capital gains realized depends upon whether the shareholder is a corporation, sole proprietor or partnership:

(i)  Corporations:  Generally speaking, capital gains earned on the sale of shares by corporations are exempt from corporate income tax and trade tax. However, five percent are considered non-deductible business expenses and, as such, are subject to corporate income tax (plus solidarity surcharge) and trade tax. Generally, all actually incurred business expenses relating to the capital gains are fully tax deductible. Losses from the sale of shares and any other profit reductions related to such sale are not tax deductible. The same should generally apply to capital gains and losses from the sale of subscription rights by corporations resident in Germany. However, please note that according to a view taken by the German tax authorities capital gains from the sale of subscription rights should be fully subject to corporate and trade tax. As a consequence, losses from the sale of subscription rights and other reductions economically related to the sale of the subscription rights should generally be deductible as business expenses.

(ii)  Sole Proprietors (individuals):  If the shares are held by sole proprietors, 60 percent of the capital gains from the sale of shares are taxable with the personal income tax rate (plus solidarity surcharge). Similarly, only 60 percent of the business expenses related to such a gain and only 60 percent of any capital loss are tax deductible. If the shares are attributable to a commercial permanent establishment maintained in Germany, 60 percent of the capital gains are also subject to trade tax. However, all or part of the trade tax is credited as a lump sum against the shareholder’s personal income tax liability. For capital gains realized from the sale of subscription rights that form part of the business assets of a sole proprietor there is a risk that, as with gains realized by a corporation (see (i) above), the full amount of these gains will be subject to income tax (plus solidarity surcharge) and, if applicable, to (fully or partly creditable) trade tax.

(iii)  Partnerships:  If the shareholder is a partnership, personal income tax or corporate income tax, as the case may be, is assessed at the level of each partner rather than at the level of the partnership. The taxation of each partner depends on whether the partner is subject to personal income tax or corporate income tax. If the partner pays corporate income tax, capital gains from the sale of shares are in general effectively 95 percent tax exempt (see subsection (i) above). Again, the tax authorities seem to take up an adverse stance with respect to the sale of subscription rights and require the full taxation of the capital gains realized from the sale. If the partners pay personal income tax, 60 percent of the capital gains from the sale of shares are taxable (see subsection (ii) above). In addition, if the shares are attributable to a commercial permanent establishment in Germany, any capital gain from their sale is generally subject to trade tax at the level of the partnership, with 60 percent of the gain being subject to trade tax if the partners are individuals and five percent if the partners are corporations. In case of a sale of subscription rights please consider that there is a risk that the full amount of the gains may be subject to corporate or personal income tax (plus solidarity surcharge) and, if applicable, to trade tax (see above). Losses reduce the amount subject to trade tax only if the partners are individuals, with the reduction capped at 60 percent of the loss; all or part of the trade tax imposed is credited as a lump sum against their personal income tax liability. With respect to the deductibility of business expenses related to the capital gains and the deductibility of capital losses, the principles outlined in subsection (i) apply to partners paying corporate income tax, and those outlined in subsection (ii) apply to partners paying personal income tax. To the extent that the sale of subscription rights is allocated to a corporation as partner capital losses and other reductions in profit related to the disposed subscription rights should be deductible to the extent the approach taken by the German tax authorities on subscription rights is applicable.

Special rules apply to capital gains realized by companies active in the financial and insurance sectors, as well as by pension funds. See below.

Non-Resident Shareholders

Capital gains on the sale of shares/subscription rights will be subject to the 25 percent withholding tax (plus 5.5 percent solidarity surcharge thereon) if there is a German disbursing agent. The tax will not be withheld if the non-resident shareholder is not subject to limited German taxation on its capital gains pursuant to the German Income Tax Act. See “ — Taxation of Capital Gains — Withholding Tax” above.

Capital gains realized by non-resident shareholders who do not hold the shares through a permanent establishment or fixed base in Germany or as part of business assets for which a permanent representative in Germany has been appointed are taxable in Germany only if the seller or, in the case of a gratuitous transfer, any of the seller’s legal predecessors held, directly or indirectly, at least one percent of the Company’s registered share capital at any time during the five years preceding the sale. If in this case the shareholder is a corporation only five percent of the gains are subject to corporate income tax plus solidarity surcharge; if the shareholder is an individual 60 percent of the capital gains are taxable. Notwithstanding the foregoing, some of the double taxation treaties executed with Germany provide for an exemption from German taxes in these cases.

For capital gains realized on the sale of shares/subscription rights that are held through a permanent establishment or fixed base in Germany or as part of business assets for which a permanent representative in Germany has been appointed, the provisions discussed above with respect to resident shareholders apply accordingly.

Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds

If financial institutions (Kreditinstitute) or financial services providers (Finanzdienstleistungsinstitute) hold or sell shares that are allocable to their trading book (Handelsbuch) pursuant to Section 1a of the German Banking Act (Gesetz über das Kreditwesen), they will not benefit from the 40 percent exemption under the partial-income method or enjoy the 95 percent exemption from corporate income tax plus solidarity surcharge and from any applicable trade tax. Thus, dividend income and capital gains are fully taxable. The same applies to shares that are acquired by a financial enterprise (Finanzunternehmen) within the meaning of the German Banking Act for purposes of realizing short-term gains from proprietary trading and to shares held through a permanent establishment in Germany by financial institutions, financial services providers and financial companies with their registered office in another member state of the European Union or another contracting state to the EEA Agreement. Likewise, the tax exemption described earlier afforded to corporations for dividend income and capital gains from the sale of shares/subscription rights does not apply to shares/subscription rights that qualify as a capital investment in the case of life insurance and health insurance companies or which are held by pension funds. Corporate-income-tax-paying shareholders that have their registered office in another member state of the European Union may benefit from certain exceptions if the Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated July 23, 1990, as amended) applies to them.

Inheritance and Gift Tax

The transfer of shares to another person by inheritance or gift is generally subject to German inheritance and gift tax if

(i)	the decedent, donor, heir, beneficiary or other transferee maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany),

(ii)	at the time of the transfer the shares are held by the decedent or donor as part of business assets for which a permanent establishment is maintained in Germany or for which a permanent representative in Germany has been appointed, or

(iii)	the decedent or donor, either individually or collectively with related parties, held, directly or indirectly, at least 10 percent of the Company’s registered share capital at the time of the transfer.

The few German treaties for the avoidance of double taxation regarding inheritance and gift tax currently in force usually provide that any foreign inheritance or gift tax paid can be credited against the German inheritance or gift tax.

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of shares/subscription rights. Provided that certain requirements are met, business owners may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. No net wealth tax is currently imposed in Germany.

TAXATION IN LUXEMBOURG

Luxembourg Taxation of Shares of a Non Resident Company

The following information is of a general nature only and is based on the laws in force in Luxembourg as of the date of this Prospectus. It does not purport to be a comprehensive description of all of the tax considerations that might be relevant to an investment decision. It is included herein solely for preliminary information purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. It is a description of the essential material Luxembourg tax consequences with respect to the Offering and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to shareholders. This summary is based on the laws in force in Luxembourg law on the date of this Prospectus and is subject to any change in law that may take effect after such date. Prospective shareholders should consult their professional advisors with respect to particular circumstances, the effects of state, local or foreign laws to which they may be subject and as to their tax position.

Please be aware that the residence concept used under the respective headings applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu) generally. Corporate shareholders may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably apply to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Income Tax

Withholding Taxes

Dividend payments made to shareholders by a non-resident company, such as the Company, as well as liquidation proceeds and capital gains derived therefrom are not subject to a withholding tax in Luxembourg.

Taxation of Income Derived From, and Capital Gains Realized On Shares/Subscription Rights by Luxembourg Residents

Luxembourg resident individuals

Dividends and other payments derived from shares by resident individual shareholders, who act in the course of the management of either their private wealth or their professional/business activity, are subject to income tax at the progressive ordinary rate (with a current top effective marginal rate of 38.95 percent). A tax credit may be granted for foreign withholding taxes, provided it does not exceed the corresponding Luxembourg tax. Under current Luxembourg tax laws, 50 percent of the gross amount of dividends received by resident individuals from (i) a Luxembourg resident fully-taxable company limited by share capital, or (ii) a company limited by share capital resident in a country with which Luxembourg has concluded a double tax treaty and liable to a tax corresponding to Luxembourg’s corporate income tax, or (iii) a company resident in an EU Member State and covered by Article 2 of the amended EU Parent-Subsidiary Directive is exempt from income tax.

Capital gains realized on the disposal of shares/Subscription Rights by resident individual shareholders, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if shares/Subscription Rights are disposed of within 6 months after their acquisition or if their disposal precedes their acquisition. A participation is deemed to be substantial where a resident individual shareholder holds, either alone or together with his spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10 percent of the share capital of the Company. The same regime applies to Subscription Rights if a holder of Subscription Rights holds also a substantial participation of shares in the Company. A shareholder is also deemed to transfer a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the transferors (or the transferors in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof are subject to income tax according to the half-global rate method, (i.e. the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on a substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of shares/Subscription Rights.

Capital gains realized on the disposal of shares/Subscription Rights by resident individual shareholders, who act in the course of their professional/business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which the shares/Subscription Rights have been disposed of and the lower of their cost or book value.

Luxembourg corporate residents

Dividends and other payments derived from shares and paid to a Luxembourg resident fully taxable company are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. If these conditions are not met, under current Luxembourg tax laws, 50 percent of the gross amount of dividends received from (i) a Luxembourg resident fully-taxable company limited by share capital, or (ii) a company limited by share capital resident in a country with which Luxembourg has concluded a double tax treaty and liable to a tax corresponding to Luxembourg’s corporate income tax, or (iii) a company resident in a EU Member State and covered by Article 2 of the amended EU Parent-Subsidiary Directive is exempt from income tax. A tax credit may further be granted for foreign withholding taxes, provided it does not exceed the corresponding Luxembourg tax.

Under the participation exemption regime, dividends derived from shares may be exempt from income tax at the level of the shareholder if cumulatively, (i) the shareholder is (a) a Luxembourg resident fully-taxable company, (b) a Luxembourg permanent establishment of a company covered by Article 2 of the amended EU Parent-Subsidiary Directive, (c) a Luxembourg permanent establishment of a company limited by share capital resident in a country having a tax treaty with Luxembourg, or (d) a Luxembourg permanent establishment of a company limited by share capital or a cooperative company resident in the European Economic Area other than an EU Member State, (ii) the Company is either (a) an entity covered by Article 2 of the amended EU Parent-Subsidiary Directive, or (b) a Luxembourg resident fully taxable company limited by share capital, or (c) a non-resident company limited by share capital liable to a tax corresponding to Luxembourg corporate income tax, (iii) the shareholder has held or commits itself to hold the shares for an uninterrupted period of at least 12 months, (iv) during this uninterrupted period of 12 months the shares represent a participation of at least 10% in the share capital of the Company or a participation of an acquisition price of at least €1.2 million and, (v) the dividend is put at its disposal within such period. Liquidation proceeds are deemed to be a received dividend and may be exempt under the same conditions. Shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Capital gains realized by a Luxembourg fully taxable resident company on shares/Subscription Rights are subject to income tax at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied.

Under the participation exemption regime, capital gains realized on shares may be exempt from income tax if cumulatively, (i) the shareholder is either (a) a Luxembourg resident fully-taxable company, (b) a Luxembourg permanent establishment of a company covered by Article 2 of the amended EU Parent-Subsidiary Directive, (c) a Luxembourg permanent establishment of a company limited by share capital resident in a country having a tax treaty with Luxembourg, or (d) a Luxembourg permanent establishment of a company limited by share capital or a cooperative company resident in the European Economic Area other than an EU Member State, (ii) the Company is either (a) an entity covered by Article 2 of the amended EU Parent-Subsidiary Directive, or (b) a Luxembourg resident fully-taxable company limited by share capital, or (c) a non-resident company limited by share capital liable to a tax corresponding to Luxembourg corporate income tax, (iii) the shareholder has held or commits itself to hold the shares for an uninterrupted period of at least 12 months, (iv) during this uninterrupted period of 12 months the shares represent a participation of at least 10 percent in the share capital of the Company or a participation of an acquisition price of at least €6 million. Under Luxembourg tax law it is debatable to what extent the Subscription Rights are eligible for the participation exemption regime although recent case law supports such argumentation in certain circumstances. Shares/Subscription Rights held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Taxable gains are determined as being the difference between the price for which the shares/Subscription Right have been disposed of and the lower of their cost or book value.

Luxembourg corporate residents benefiting from a special tax regime

Shareholders who are (i) holding companies subject to the amended law of 31 July 1929, or (ii) undertakings for collective investment governed by the amended law of 20 December 2002, or (iii) specialized investment funds governed by the law of 13 February 2007, or (iv) family wealth management companies governed by the law of 11 May 2007 are exempt from income tax in Luxembourg. Dividends derived from, and capital gains realized on, shares/Subscription Rights are thus not subject to income tax in their hands.

Net Wealth Tax

Shares/Subscription Rights held by a Luxembourg fully-taxable resident company are subject to Luxembourg net wealth tax, unless one of the exceptions mentioned below are satisfied.

Luxembourg net wealth tax will not be levied on the shares in the hands of a shareholder unless (i) such shareholder is a corporate entity resident in Luxembourg other than a holding company governed by the amended law of 31 July 1929, an undertaking for collective investment governed by the amended law of 20 December 2002, a securitization company governed by the law of 22 March 2004, a specialized investment fund governed by the law of 13 February 2007, or a family wealth management company governed by the law of 11 May 2007, or (ii) the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg of a corporate entity. Further, in case of (i) a Luxembourg fully-taxable corporate entity, (ii) a Luxembourg permanent establishment of a company covered by Article 2 of the amended EU Parent-Subsidiary Directive or of a company resident in a country having a tax treaty with Luxembourg, or of a company resident in the European Economic Area other than an EU Member State, the shares may be exempt for a given year, if the shares represent at the end of the previous year a participation of at least 10 percent in the share capital of the Company or a participation of an acquisition price of at least €1.2 million. Under Luxembourg tax law it is debatable to what extent Subscription Rights are eligible for the participation exemption regime although recent case law supports such argumentation in certain circumstances.

Other Taxes

Under Luxembourg tax law, where an individual shareholder is a resident of Luxembourg for inheritance tax purposes at the time of his/her death, shares/Subscription Rights are included in his or her taxable basis for inheritance tax purposes.

Gift tax may be due on a gift or donation of shares/Subscription Rights, if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

GLOSSARY

200-millimeter manufacturing, 300-millimeter manufacturing	The size refers to the diameter of the wafers being processed in a front-end fab.

3G	See “UMTS”.

ADS	American depositary shares.

A-GPS	Assisted Global Positioning System.

Analog	A continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next. Analog signals vary continuously over a range of values. Real world phenomena, such as heat and pressure, are analog. See also “Digital”.

ASIC	Application Specific Integrated Circuit. A logic or mixed-signal circuit designed for a specific use and for a specific customer.

ASSP	Application Specific Standard Product. A logic or mixed-signal circuit designed for a specific application market, and sold to more than one customer, and thus, standard.

Back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

Baseband IC	The baseband IC is an essential part of a cell phone. It includes a digital signal processor, a microcontroller, some on-chip memory, interfaces to several external devices, and mixed-signal functionality like coder/decoder for speaker and microphone.

Bipolar transistor	A device constructed of semiconductor material often used in radio frequency applications.

Bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

Broadband	Any network technology that combines and sorts multiple, independent network frequencies onto a single cable. Commonly used to refer to high-bandwidth copper or fiber cables with a bandwidth of 1 Mbit per second and above.

Chip cards	Cards that contain an IC. Frequently used for telephone cards, debit cards, SIM cards, social cards, identification cards and PayTV cards.

CGU	Cash generating units.

CMOS	Complementary Metal Oxide Substrate technology. A process technology that uses complementary MOS transistors (NMOS and PMOS) to make a chip that will consume relatively low power and permit a high level of integration.

CO	Central Office. A common carrier switching office in which users’ lines terminate. The nerve center of a telephone system.

CODEC	Coder/Decoder. Hardware used to code and decode digital signals.

CPE	Customer Premises Equipment. CPE is telephone or other service provider equipment, that is located on the customer’s premises (physical location) rather than on the provider’s premises or in between.

DECT	Digital Enhanced Cordless Telecommunications. A standard used for pan-European digital cordless telephones.

Digital	The representation of data by a series of bits or discrete values such as 0 and 1. See also “Analog”.

Discrete semiconductors	Semiconductor devices that involve only a single device like a transistor or a diode.

DOJ	U.S. Department of Justice.

DSP	Digital Signal Processor.

DRAM	Dynamic Random Access Memory. The most common type of solid state memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as “dynamic”. DRAM is a widespread memory technology because of its high packing density and consequently low price.

DVB-C, DVB-H, DVB-S, DVB-T	Digital Video Broadcasting. There are different standards available:
DVB-C = Digital Video Broadcasting — Cable;
DVB-H = Digital Video Broadcasting — Handheld;
DVB-S = Digital Video Broadcasting — Satellite;
DVB-T = Digital Video Broadcasting — Terrestrial.

EBIT	Earnings before interest and taxes.

EDGE	Enhanced Data rate for GSM Evolution. Also referred to as 2.75G, where GSM is 2G, GPRS is 2.5G and UMTS is 3G.

Embedded DRAM, Embedded flash	A process technology that combines DRAM or flash, respectively, and logic functions on a single chip.

EMS	Electronics Manufacturing Services.

Ethernet	A protocol for high speed communications, principally used for LAN networks.

eWLB	Embedded Wafer-Level Ball Grid Array.

Fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place. (see also “Front-end”.)

FASB	Financial Accounting Standards Board.

FIN 46R	FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51.”

Flash memory	A type of non-volatile memory that can be erased and reprogrammed.

Front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

FSMA	Financial Services and Markets Act 2000.

Foundry	A semiconductor manufacturer that makes chips for third parties.

GPRS	General Packet Radio Services. A packet based wireless communication service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on GSM communication.

GPS	Global positioning system.

GSM	Global System for Mobile communication. A digital mobile telephone system that is the de facto wireless telephone standard in Europe and widely used in other parts of the world. GSM digitizes and compresses data, then sends it down a channel with two other streams of user data, each in its own time slot. It operates at either the 900 MHz or 1800 MHz frequency band.

HDD	Hard disk drive.

HSDPA, HSPA, HSxPA	High-Speed Downlink Packet Access. A 3G (third generation) mobile telephony communications protocol in the High-Speed Packet Access (HSPA) which allows networks based on Universal Mobile Telecommunications System (see also “UMTS”) to have higher data transfer speeds and capacity.

IAS	International Accounting Standard.

IASB	International Accounting Standards Board.

IC	Integrated Circuit. A semiconductor device consisting of many interconnected transistors and other components like resistors, capacitors and diodes.

IFRS	International Financial Accounting Standards.

IMPRES	Infineon Integrated Management Program for Environment, Safety and Health.

IP	Intellectual property.

ISDN	Integrated Services Digital Network. A type of online connection that speeds up data transmission by handling information in a digital form. Traditional modem communications translate a computer’s digital data into an analog wave form and send the signal, which then must be converted back to an analog signal. ISDN can be thought of as a direct digital connection.

ISIN	International Securities Identification Number.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

Mbps	Megabits per second.

MDL	Multi District Litigation.

Megabit (Mbit)	Approximately one million bits; precisely, 2 to the power of 20 bits.

Memory	Any device that can store data in machine-readable format.

Microcontroller	A microprocessor combined with memory and interfaces integrated on a single circuit and intended to operate as an embedded system.

Mixed-signal IC	An integrated circuit that includes both analog and digital signal processing circuitry on a single semiconductor die. Typically, mixed-signal chips perform some whole function of sub-function in a larger assembly such as the radio subsystem of a cell phone. They often contain an entire system-on-a-chip.

Nanometer (nm)	A metric unit of linear measure which equals one billionth of a meter. There are 1000 nanometers in 1 micron.

NGN	Next-Generation Network.

Non-volatile memory	A memory storage device whose contents are preserved when its power is off. Most common types are NAND flash and NOR flash.

OEMs	Original equipment manufacturers.

ODM	Original Device Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OHSAS	Occupational Health and Safety Assessment Series. The discipline concerned with protecting the safety, health and welfare of employees, organizations, and others affected by the work they undertake (such as customers, suppliers, and members of the public).

PBX	Private Branch eXchange. A telephone exchange that is owned by a private business, as opposed to one owned by a common carrier or by a telephone company.

PDA	Personal Digital Assistant. A term used to refer to any small mobile hand-held device that provides computing and information storage and retrieval capabilities for personal or business use, often for keeping schedule calendars and address book information handy.

PFC	Perfluorinated Compounds. Compounds derived from hydrocarbons by replacement of hydrogen atoms by fluorine atoms.

PHY	Physical Layer. A part of the electrical or mechanical interface to the physical medium. For example, the PHY determines how to put a stream of bits from the upper (data link) layer on to the pins for a parallel printer interface or network line card.

R&D	Research and development.

REACH	Registration, Evaluation and Authorization of Chemicals. A framework for regulation of chemicals in the European Union.

RF	Radio frequency.

RF transceiver	Radio-frequency transceiver. A high-frequency used in mobile telecommunications. The term radio frequency refers to electromagnetic waves having characteristics such that, if the current is input to an antenna, an electromagnetic field is generated suitable for wireless broadcasting and/or communications.

RFID	Radio frequency identification. Systems that read or write data to RF tags that are present in a radio frequency field projected from RF reading/writing equipment. Data may be contained in one or more bits for the purpose of providing identification and other information relevant to the object to which the tag is attached. It incorporates the use of electromagnetic, or electrostatic coupling in the radio frequency portion of the spectrum to communicate to or from a tag through a variety of modulation schemes.

RMS	Risk and opportunity management system.

Semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

Server	A computer that provides some service for other computers connected to it via a network. The most common example is a file server which has a local disk and services requests from remote clients to read and write files on that disk.

SFAS	Statement of Financial Accounting Standards.

Silicon	A type of semiconducting material used to make a wafer. Silicon is the most widely used semiconductor material in the semiconductor industry (other than germanium) as a base material.

SIM card	Subscriber identification module card. Used in mobile handsets for subscriber authentication.

SLIC	Subscriber line interface circuit. A circuit in a telephone company switch to which a customer’s telephone line is connected.

Structure size	A measurement (generally in micron or nanometer) of the width of the smallest patterned feature on a semiconductor chip.

T/E	T1/E1, T3/E3. A data transmission technology based on copper wires. Various speed classes are available: T1: 1,544 Mbit/s; E1: 2,048 Mbit/s; T3: 44,736 Mbit/s; E3: 34,368 Mbit/s. The T standards are prevalent in NAFTA. The E standards are European standards.

Telematics	The combination of telecommunications and data processing.

TPM	Trusted Platform Module.

UMTS	Universal Mobile Telecommunications Service. A so-called “third-generation (3G),” broadband, packet based transmission of text, digitized voice, video, and multimedia at data rates up to two megabits per second (Mbps), that is based on the GSM communication standard. UMTS aims to offer a consistent set of services to mobile computer and phone users no matter where they are located in the world.

U.S. GAAP	Accounting principles generally accepted in the United States.

VAT	Value-added tax.

VoIP	Voice Over Internet Protocol. The routing of voice conversations over the Internet or any other IP-based network.

WACC	Weighted average cost of capital.

Wafer	A disk made of a semiconducting material such as silicon, currently usually either 150-millimeters or 200-millimeters or 300-millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

VCC	Voice Call Continuity.

WKN	German Securities Code.

xDSL	Digital Subscriber Line (where “x” represents the type of technology, e.g. ADSL, VDSL, SHDSL). A family of digital telecommunications protocols designed to allow high speed data communication over existing copper telephone lines between end-users and the telephone company.

Yield	When used in connection with manufacturing, the ratio of the number of usable products to the total number of produced products.

FINANCIAL INFORMATION

Page

Audited consolidated financial statements (prepared in accordance with IFRS) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2008 (with comparative figures as of and for the fiscal year ended September 30, 2007):

Consolidated Statements of Operations for the years ended September 30, 2007 and 2008	F-4
Consolidated Balance Sheets as of September 30, 2007 and 2008	F-5
Consolidated Statements of Income and Expense recognized in Equity for the years ended September 30, 2007 and 2008	F-6
Consolidated Statements of Cash Flows for the years ended September 30, 2007 and 2008	F-7
Consolidated Changes in Equity for the years ended September 30, 2007 and 2008	F-8
Notes to the Consolidated Financial Statements	F-9
Auditor’s Report	F-86

Audited consolidated financial statements (prepared in accordance with U.S. GAAP) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2007 (with comparative figures as of and for the fiscal years ended September 30, 2005 and 2006):

Consolidated Statements of Operations for the years ended September 30, 2005, 2006 and 2007	F-88
Consolidated Balance Sheets as of September 30, 2006 and 2007	F-89
Consolidated Statements of Shareholders’ Equity for the years ended September 30, 2005, 2006 and 2007	F-90
Consolidated Statements of Cash Flows for the years ended September 30, 2005, 2006 and 2007	F-91
Notes to the Consolidated Financial Statements	F-93
Auditor’s Report	F-159

Audited consolidated financial statements (prepared in accordance with U.S. GAAP) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2006 (with comparative figures as of and for the fiscal years ended September 30, 2004 and 2005):

Consolidated Statements of Operations for the years ended September 30, 2004, 2005 and 2006	F-161
Consolidated Balance Sheets as of September 30, 2005 and 2006	F-162
Consolidated Statements of Shareholders’ Equity for the years ended September 30, 2004, 2005 and 2006	F-163
Consolidated Statements of Cash Flows for the years ended September 30, 2004, 2005 and 2006	F-164
Notes to the Consolidated Financial Statements	F-165
Report of Independent Registered Public Accounting Firm	F-231

Page

Condensed consolidated financial statements (prepared in accordance with IFRS) (Unaudited) of Infineon Technologies AG as of and for the three months and six months ended March 31, 2009 (with comparative figures as of and for the three months and the six months ended March 31, 2008):

Condensed Consolidated Statements of Operations (Unaudited) for the three months ended March 31, 2008 and 2009	F-233
Condensed Consolidated Statements of Operations (Unaudited) for the six months ended March 31, 2008 and 2009	F-234
Condensed Consolidated Balance Sheets (Unaudited) as of September 30, 2008 and March 31, 2009	F-235
Condensed Consolidated Statements of Income and Expense Recognized in Equity (Unaudited) for the six months ended March 31, 2008 and 2009	F-236
Condensed Consolidated Statements of Cash Flows (Unaudited) for the six months ended March 31, 2008 and 2009	F-237
Condensed Consolidated Changes in Equity (Unaudited) for the six months ended March 31, 2008 and 2009	F-238
Notes to the Unaudited Condensed Consolidated Financial Statements	F-239
Review Report	F-264

Annual financial statements (prepared in accordance with HGB) of Infineon Technologies AG as of and for the fiscal year ended September 30, 2008
Income Statement for the fiscal years ended September 30, 2007 and 2008	F-266
Balance Sheet as of September 30, 2008	F-267
Notes	F-268
Auditor’s report	F-294

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(PREPARED IN ACCORDANCE WITH IFRS)
AS OF AND FOR THE FISCAL YEAR ENDED
SEPTEMBER 30, 2008

INFINEON TECHNOLOGIES AG,

NEUBIBERG

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Operations
For the years ended September 30, 2007 and 2008
(in millions, except for share data)

	Notes	2007	2008	2008

		(€ millions)	(€ millions)	($ millions)
Revenue		4,074	4,321	6,084
Cost of goods sold		(2,716)	(2,843)	(4,003)

Gross profit		1,358	1,478	2,081

Research and development expenses		(743)	(694)	(977)
Selling, general and administrative expenses		(504)	(565)	(796)
Other operating income	9	38	120	169
Other operating expense	9	(57)	(366)	(515)

Operating income (loss)		92	(27)	(38)

Financial income	11	107	58	82
Financial expense	12	(243)	(182)	(257)
Income from investments accounted for using the equity method, net	21	—	4	6

Loss from continuing operations before income taxes		(44)	(147)	(207)

Income tax benefit (expense)	13	1	(41)	(58)

Loss from continuing operations		(43)	(188)	(265)

Loss from discontinued operations, net of income taxes	6	(327)	(3,559)	(5,011)

Net loss		(370)	(3,747)	(5,276)

Attributable to:
Minority interests		(23)	(812)	(1,143)
Shareholders of Infineon Technologies AG		(347)	(2,935)	(4,133)

Basic and diluted loss per share from continuing operations	14	(0.08)	(0.33)	(0.46)

Basic and diluted loss per share from discontinued operations	14	(0.38)	(3.58)	(5.04)

Basic and diluted loss per share	14	(0.46)	(3.91)	(5.50)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2007 and 2008

	Notes	2007	2008	2008

		(€ millions)	(€ millions)	($ millions)

Assets:
Current assets:
Cash and cash equivalents		1,809	749	1,055
Available-for-sale financial assets	15	417	134	189
Trade and other receivables	16	1,138	799	1,125
Inventories	17	1,206	665	936
Income tax receivable		56	29	41
Other current financial assets	18	78	19	27
Other current assets	19	203	124	174
Assets classified as held for disposal	6	303	2,129	2,998

Total current assets		5,210	4,648	6,545

Property, plant and equipment	20	3,645	1,310	1,845
Goodwill and other intangible assets	24	334	443	624
Investments accounted for using the equity method	21	627	20	28
Deferred tax assets	13	588	400	563
Other financial assets	22	162	133	187
Other assets	23	33	28	39

Total assets		10,599	6,982	9,831

Liabilities and equity:
Current liabilities:
Short-term debt and current maturities of long-term debt	29	336	207	291
Trade and other payables	25	1,347	506	712
Current provisions	26	533	424	597
Income tax payable		97	87	123
Other current financial liabilities	27	78	63	89
Other current liabilities	28	333	263	370
Liabilities associated with assets classified as held for disposal	6	129	2,123	2,989

Total current liabilities		2,853	3,673	5,171

Long-term debt	29	1,227	963	1,356
Pension plans and similar commitments	37	63	43	61
Deferred tax liabilities	13	81	19	27
Long-term provisions	26	44	27	38
Other financial liabilities	30	134	20	28

Other liabilities	31	193	76	107

Total liabilities		4,595	4,821	6,788

Equity
Shareholders’ equity:	32
Ordinary share capital		1,499	1,499	2,111
Additional paid-in capital		6,002	6,008	8,459
Accumulated deficit		(2,328)	(5,252)	(7,395)
Other components of equity		(129)	(164)	(231)

Total equity attributable to shareholders of Infineon Technologies AG		5,044	2,091	2,944

Minority interests		960	70	99

Total equity		6,004	2,161	3,043

Total liabilities and equity		10,599	6,982	9,831

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Income and Expense recognized in Equity
For the years ended September 30, 2007 and 2008
(in millions of Euro)

	2007	2008	2008

	(€ millions)	(€ millions)	($ millions)

Net loss	(370)	(3,747)	(5,276)

Currency translation effects	(124)	(47)	(66)
Actuarial gains and losses on pension plans and similar commitments	116	12	17
Net change in fair value of available-for-sale financial assets	(11)	5	7
Net change in fair value of cash flow hedges	2	(2)	(3)

Net loss recognized directly in equity, net of tax	(17)	(32)	(45)

Total income and expense recognized in equity	(387)	(3,779)	(5,321)

Attributable to:
Minority interests	(40)	(820)	(1,155)
Shareholders of Infineon Technologies AG	(347)	(2,959)	(4,166)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2007 and 2008

	2007	2008	2008

	(€ millions)	(€ millions)	($ millions)

Net loss	(370)	(3,747)	(5,276)
Less: net loss from discontinued operations	327	3,559	5,011

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	632	571	804
Provision for (recovery of) doubtful Accounts	(13)	3	4
Losses (gains) on sales of current available-for-sale financial assets	(7)	1	1
Losses (gains) on sales of businesses and interests in subsidiaries	(19)	(80)	(112)
Losses (gains) on disposals of property, plant, and equipment	(8)	10	14
Income from investments accounted for using the equity method	—	(4)	(6)
Impairment charges	42	137	193
Stock-based compensation	12	5	7
Deferred income taxes	(30)	19	27
Changes in operating assets and liabilities:
Trade and other receivable	(46)	38	54
Inventories	(59)	(47)	(66)
Other current assets	(62)	(9)	(13)
Trade and other payable	(95)	(77)	(108)
Provisions	20	52	73
Other current liabilities	60	99	139
Other assets and liabilities	6	89	125
Interest received	39	39	55
Interest paid	(93)	(62)	(87)
Income tax paid	(80)	(16)	(22)

Net cash provided by operating activities from continuing operations	256	580	817

Net cash provided by (used in) operating activities from discontinued operations	995	(664)	(935)

Net cash provided by (used in) operating activities	1,251	(84)	(118)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(75)	(574)	(808)
Proceeds from sales of available-for-sale financial assets	341	601	846
Proceeds from sales of businesses and interests in subsidiaries	243	121	170
Business acquisitions, net of cash acquired	(45)	(353)	(497)
Purchases of intangible assets, and other assets	(40)	(158)	(222)
Purchases of property, plant and equipment	(498)	(312)	(439)
Proceeds from sales of property, plant and equipment	26	10	14

Net cash used in investing activities from continuing operations	(48)	(665)	(936)

Net cash used in investing activities from discontinued operations	(869)	3	4

Net cash used in investing activities	(917)	(662)	(932)

Cash flows from financing activities:
Net change in short-term debt	—	(68)	(96)
Net change in related party financial receivables and payables	347	(5)	(7)
Proceeds from issuance of long-term debt	245	149	210
Principal repayments of long-term debt	(744)	(226)	(318)
Change in restricted cash	1	—	—
Proceeds from issuance of ordinary shares	23	—	—
Dividend payments to minority interests	(71)	(80)	(113)
Capital contribution	(15)	—	—

Net cash used in financing activities from continuing operations	(214)	(230)	(324)

Net cash (used in) provided by financing activities from discontinued operations	(311)	343	483

Net cash (used in) provided by financing activities	(525)	113	159

Net increase (decrease) in cash and cash equivalents	(191)	(633)	(891)

Effect of foreign exchange rate changes on cash and cash equivalents	(40)	(6)	(8)
Cash and cash equivalents at beginning of year	2,040	1,809	2,547
Cash and cash equivalents at end of period	1,809	1,170	1,648
Less: Cash and cash equivalents at end of year from discontinued operations	736	421	593

Cash and cash equivalents at end of year from continuing operations	1,073	749	1,055

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
Consolidated Changes in Equity
For the years ended September 30, 2007 and 2008

							Unrealized
					Foreign	Unrealized	gain (loss)	Total equity
	Issued		Additional		currency	gain (loss)	on	attributable to
	Ordinary shares		paid-in	Accumulated	translation	on	cash flow	shareholders	Minority	Total
	Shares	Amount	capital	deficit	adjustment	securities	hedge	of Infineon AG	Interests	Equity

Balance as of October 1, 2006	747,609,294	1,495	5,947	(2,095)	—	5	(20)	5,332	764	6,096

Total income and expense recognized in Equity	—	—	—	(233)	(106)	(11)	3	(347)	(40)	(387)

Issuance of ordinary shares:
Exercise of stock options	2,119,341	4	15	—	—	—	—	19	—	19
Share-based compensation	—	—	17	—	—	—	—	17	—	17
Deferred compensation, net	—	—	4	—	—	—	—	4	—	4
Other changes in equity	—	—	19	—	—	—	—	19	236	255

Balance as of September 30, 2007	749,728,635	1,499	6,002	(2,328)	(106)	(6)	(17)	5,044	960	6,004

Total income and expense recognized in Equity	—	—	—	(2,924)	(36)	3	(2)	(2,959)	(820)	(3,779)

Issuance of ordinary shares:
Exercise of stock options	13,450	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	8	—	—	—	—	8	—	8
Deferred compensation, net	—	—	—	—	—	—	—	—	—	—
Other changes in equity	—	—	(2)	—	—	—	—	(2)	(70)	(72)

Balance as of September 30, 2008	749,742,085	1,499	6,008	(5,252)	(142)	(3)	(19)	2,091	70	2,161

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

1.	Description of Business and General Information

Description of Business

Infineon Technologies AG and its subsidiaries (collectively, “Infineon” or the “Company”) design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. The Company’s products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. The Company has operations, investments and customers located mainly in Europe, Asia and North America. Effective May 1, 2006, substantially all of the memory products-related assets and liabilities, operations and activities of the Company were contributed to Qimonda AG (“Qimonda”), a stand-alone legal company (the “Formation”). References in these consolidated financial statements to “Infineon Logic” refer to the Company excluding Qimonda.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”) and additionally with requirements as set forth in section 315a paragraph 1 of the German Commercial Code (“Handelsgesetzbuch” or “HGB”). The fiscal year-end for the Company is September 30.

According to article 4 of Regulation No. 1606/2002 of the European Parliament and the European Council of July 19, 2002, all companies domiciled in an EU member state that issue securities admitted to a regulated market of a member state are required to prepare their consolidated financial statements in accordance with IFRS. The regulation generally requires companies to adopt IFRS with effect from their first fiscal year to commence on or after January 1, 2005, with an exception granted by the EU allowing companies to defer the adoption until 2007 if they already apply internationally accepted accounting standards because their securities are admitted to a stock exchange outside the EU. IFRS require disclosure of prior year figures for comparison purposes. Accordingly, our effective date for the transition from accounting principles generally accepted in the United States of America (“U.S. GAAP”) to IFRS is October 1, 2006.

In addition to the IFRS consolidated financial statements, the Company issued consolidated financial statements under U.S. GAAP for the fiscal year ended as of September 30, 2008 since U.S. GAAP were considered the primary accounting principles for that period. Beginning with the first quarter of the 2009 fiscal year IFRS serves as the Company’s primary accounting principles. Commencing fiscal year 2009 the Company prepares consolidated financial statements exclusively on basis of IFRS.

The board of management of the company approved the consolidated financial statements of the company on December 22, 2008, for submission to the company’s supervisory board.

All standards and interpretations issued by the IASB and applied by the Company in preparing its consolidated financial statements have been adopted for use in the EU as of the date of application. These consolidated financial statements also comply with IFRS as published by the IASB. For preparation of the consolidated financial statements there are no differences between IFRS as adopted by the EU and IFRS as published by the IASB. IFRS as endorsed by the EU and IFRS as published by the IASB are referred to, collectively, as IFRS in these consolidated financial statements.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying consolidated balance sheet as of September 30, 2008, and the consolidated statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4081, the Federal Reserve noon buying rate on September 30, 2008. The U.S. dollar convenience translation amounts have not been audited.

For purposes of preparing the accompanying consolidated financial statements, the Company adopted IFRS for the first time as of October 1, 2006 (the “Transition Date”) and applied IFRS 1, “First-time adoption of International Financial Reporting Standards”.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company applied all standards and interpretations issued by the IASB that were effective as of September 30, 2008. In addition, the Company early adopted IFRS 8, “Operating Segments” effective October 1, 2006. IFRS 8 sets out the requirements for the disclosure of information about an entity’s operating segments. IFRS 8 replaces International Accounting Standard (“IAS”) 14, “Segment Reporting”, and aligns segment reporting with the requirements of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information”, except for some minor differences. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. See note 41 for further information on segment results.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Basis of Consolidation

The Infineon group, including entities held for disposal, consists of the following numbers of entities :

		Investments
		accounted for
	Consolidated	using the
	entities	equity method	Total

September 30, 2007	68	6	74
Additions	6	4	10
Disposals	(1)	(1)	(2)

September 30, 2008	73	9	82

Consolidated Subsidiaries

The accompanying consolidated financial statements include the accounts of Infineon Technologies AG and its subsidiaries that are directly or indirectly controlled on a consolidated basis. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities and is generally conveyed by ownership of the majority of voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Additionally, the Company consolidates special purpose entities (“SPEs”) pursuant to the Standing Interpretations Committee (“SIC”) Interpretation SIC 12, “Consolidation — Special Purpose Entities”, where the substance of the relationship indicates that the Company controls the SPE. The effects of all significant intercompany transactions are eliminated.

Equity Method Investments

The Company uses the equity method to account for its investment in Associated Companies and Joint Ventures (as defined below) (collectively, “Equity Method Investments” see note 21):

(a)	Associated Companies

An “Associated Company” is an entity in which the Company has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Associated Companies are accounted for using the equity method. Significant influence is generally presumed when the Company holds between 20 percent and 50 percent of the voting rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	Joint Ventures

A “Joint Venture” is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Interests in jointly controlled entities are accounted for using the equity method.

Under the equity method of accounting, the Company’s investments in Associated Companies and joint ventures are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Company’s pro-rata share of the post-acquisition net income (or loss) of the Equity Method Investment and other movements included directly in the Equity Method Investment’s equity. Goodwill arising from the acquisition of an Equity Method Investment is included in its carrying value (net of any accumulated impairment loss). Equity method losses in excess of the Company’s carrying value of the investment in the entity are charged against other assets held by the Company related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Company’s obligation to fund such losses.

The effects of all significant transactions between the Company and its Equity Method Investments are eliminated to the extent of the Company’s interest in the Equity Method Investments.

When Equity Method Investments’ fiscal year-ends differ by not more than three months from the Company’s fiscal year-end, the Company’s share of the profit or loss of the Equity Method Investment is recorded on a lag.

Gains or losses arising from the issuances of shares by Equity Method Investments, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in profit and loss.

Other equity investments, in which the Company has an ownership interest of less than 20 percent, are recorded at cost if a fair value cannot be reliably measured.

Reporting and Foreign Currency

The currency of the primary economic environment in which the Company operates, that is its functional currency, is the Euro. The accompanying consolidated financial statements are presented in Euro, which is the Company’s reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

The assets and liabilities of foreign subsidiaries with functional currencies other than the Euro are translated using period-end exchange rates. The revenues and expenses of such subsidiaries are translated using average exchange rates during the period in cases where exchange rates do not fluctuate significantly. Exchange differences arising from the translation of assets and liabilities in comparison with the translations reported in the previous periods are included in income and expense recognized in equity and reported as a separate component of equity.

The exchange rates of the primary currencies (€1.00 quoted into currencies specified below) used in the preparation of the accompanying consolidated financial statements are as follows:

	Exchange rate		Annual average
	September 28,	September 29,	exchange rate
Currency:	2007	2008	2007	2008

U.S. dollar	1.4180	1.4349	1.3339	1.5052
Japanese yen	163.2900	152.3000	158.7997	161.6773

Segment Reporting

Reporting of operating segments is based on those segments reported internally to the entity’s chief operating decision-maker for purposes of allocating resources and assessing performance. Each of the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

segments has a segment manager reporting directly to the Company’s Management Board, who has been identified as the relevant CODM (see note 41).

Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities.

Revenue

Revenues from products sold are recognized in accordance with IAS 18, “Revenue”, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality-related reasons within the applicable warranty period. The Company records a provision for warranty costs as a charge to cost of sales, based on historical experience of warranty costs incurred as a percentage of net sales, because the Company’s management believes that this is a reasonable estimate of potential losses to be incurred within the warranty period.

In accordance with business practice in the semiconductor industry, distributors can, in certain cases, apply for price protection. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. The authorization of the distributor’s refund remains fully within the control of the Company. The Company calculates the provision for price protection in the same period the related revenue is recorded based on historical price trends and sales rebates, analysis of credit memo data, specific information contained in the price protection agreement, and other factors known at the time. The historical price trend represents the difference between the invoiced price and the standard list price to the distributor. The short outstanding inventory period, the visibility into the standard inventory pricing for standard products, and the long distributor pricing history have enabled the Company to reliably estimate price protection provisions at the end of the period.

In addition, distributors can, in certain cases, also apply for stock rotation and scrap allowances. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. In some cases, rebate programs are offered to specific customers or distributors whereby the customer or distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

License Income

License income is recognized when earned and realizable (see note 7). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the period in which the Company is obliged to provide additional service. In accordance with IAS 18, revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

Product-related Expenses and Losses from Onerous Contracts

Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are generally made at the time the related sale is recorded, based on estimated failure rates and claim history. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Research and Development Costs

Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, the results of which are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends, and has sufficient resources, to complete development and use or sell the asset. The costs capitalized include the cost of materials, direct labor and directly attributable general overhead expenditure that serves to prepare the asset for use. Such capitalized costs are included as internally generated intangible assets within goodwill and other intangible assets (see note 24). Development costs which do not fulfill the criteria for capitalization are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and, if applicable, impairment charges. Internally generated intangible assets are amortized as part of cost of sales over a period of three to five years.

Grants

Grants for capital expenditures include both tax-free government grants and taxable grants for investments in property, plant and equipment. The recognition of the grant starts when it is reasonably assured that the Company will comply with the conditions attached to the grant and when it is reasonably assured that the grant will be received. Tax-free government grants are deferred and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset and thereby reduce depreciation expense in future periods. Certain taxable grants reduce the related expense.

Grants that are related to items in profit or loss are presented as a reduction of the related expense in the consolidated statements of operations.

Share-based Compensation

The Company has equity-settled share-based compensation plans.

The fair value of the employee services received in exchange for share option awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share option awards granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of share option awards that are expected to vest. At each balance sheet date, the Company revises its estimate of the number of share option awards that are expected to vest. The Company recognizes the impact of the revision to original estimates in the consolidated statement of operations, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to ordinary share capital and additional paid-in capital when the share options are exercised.

Financial Instruments

According to IAS 32, “Financial Instruments: Presentation”, a financial instrument is defined as any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial instruments are initially recognized at fair value. Transaction costs directly attributable to the acquisition or issuance of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, that is when the obligation specified in the respective contract is discharged, cancelled, or expired.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Financial Assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets at fair value through profit or loss are financial assets held for trading or designated upon initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Company’s loans and receivables comprise cash and cash equivalents and trade and other receivables in the consolidated balance sheet. Loans and receivables are carried at amortized cost using the effective interest method.

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less.

Trade and other receivables are measured at fair value at initial recognition. Trade and other receivables are subject to impairment testing. They are considered impaired when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Available-for-sale financial assets are non-derivative financial instruments that are designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The Company’s available-for-sale financial assets comprise mainly marketable securities.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity with the exception of impairment losses, which are recognized in profit or loss. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in profit or loss.

The Company assesses declines in fair value at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the financial asset below its cost is considered as an indicator that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognized directly in equity — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss.

Regular purchases and sales of financial assets are recognized on the settlement date. The settlement date is the date that an asset is delivered to or by the Company.

Financial Liabilities

Generally, the Company classifies its financial liabilities into two categories: at fair value through profit and loss and other financial liabilities.

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated upon initial recognition. The Company’s only financial liabilities that are measured at fair value through profit or loss are derivative financial instruments with a negative fair value as of the balance sheet date.

All other financial liabilities, including trade and other payables and debt instruments, are measured at amortized cost using the effective interest method.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Derivative financial instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this risk based on the net exposure to the respective currency.

Derivative financial instruments are categorized as held for trading and measured at fair value unless they are designated as hedges. The Company designates certain derivative financial instruments as hedges of a foreign currency risk associated with highly probable forecast transactions (cash flow hedges).

Derivative financial instruments are recorded at their fair value and included in other current financial assets or other current financial liabilities. Changes in fair value of undesignated derivative financial instruments that relate to operations are recorded as part of cost of sales, while undesignated derivative financial instruments relating to financing activities are recorded in financial income or financial expense.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts accumulated in equity are recycled in profit or loss in the periods when the hedged item affects profit or loss (that is when the forecasted transaction that is hedged takes place).

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss.

Inventories

Inventories are valued at the lower of acquisition or production cost or net realizable value, cost being generally determined on the basis of an average cost method. Production cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale.

Current and Deferred Income Taxes

The current income tax charge is calculated on the basis of the tax laws enacted at the balance sheet date in the countries in which the Company operates and generates taxable income.

Deferred taxes are determined in accordance with IAS 12, “Income Taxes”, according to which future tax benefits and liabilities are recognized for temporary differences between the carrying amounts of assets or liabilities in the consolidated financial statements and their tax base. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Anticipated tax savings from the use of tax loss carry-forwards expected to be recoverable in future periods are capitalized. Deferred tax assets in respect of deductible temporary differences and tax loss carry-forwards exceeding the deferred tax liabilities in respect of taxable temporary differences are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are not discounted.

Deferred tax assets and deferred tax liabilities are netted if these income tax assets and liabilities concern the same tax authority and refer to the same tax subject or a group of different tax subjects that are jointly assessed for income tax purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Discontinued Operations

Discontinued operations are reported when a component of an entity either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. Discontinued operations are presented as a single amount in the accompanying consolidated statements of operations and consolidated statements of cash flows, respectively. These statements have been restated for prior periods so that the disclosures relate to all operations that have been discontinued as of September 30, 2008.

Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated depreciation and impairment. Spare parts, maintenance and repairs are expensed as incurred. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During each of the fiscal years ended September 30, 2007 and 2008, capitalized interest was €0. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

Leases

The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as finance leases pursuant to IAS 17, “Leases”. All other leases are accounted for as operating leases.

Goodwill and Other Intangible Assets

Goodwill is the excess of the cost of a business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Goodwill arising from acquisitions of subsidiaries is included in goodwill and other intangible assets in the accompanying consolidated balance sheets. Goodwill arising from acquisitions of Associated Companies is included in investments accounted for using the equity method and is tested for impairment as part of the overall balance. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill.

Goodwill is not amortized, but instead tested for impairment annually as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units (“CGUs”) that are expected to benefit from the synergies of the combination. At the Company, CGUs are represented by its individual product lines. The Company tests goodwill annually for impairment in the fourth quarter of the fiscal year whereby if the carrying amount of the product line to which the goodwill is allocated exceeds its recoverable amount, goodwill allocated to this product line must be reduced accordingly. The recoverable amount is the higher of the product line’s fair value less costs to sell and its value in use. The Company generally determines the recoverable amount of a product line based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. An impairment loss recognized for goodwill is not reversed in a subsequent period. The determination of fair value of the CGUs requires considerable judgment by management.

Other intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded initially at acquisition cost, as well as capitalized development

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

costs. These intangible assets have finite useful lives ranging from 3 to 10 years and are carried at cost less accumulated amortization using the straight-line method.

Recoverability of Non-Financial Assets

The Company reviews all other long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. Estimated value in use is generally based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds their recoverable amount.

Pension Plans and Similar Commitments

The Company operates various pension plans. The plans are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund). The Company therefore has no legal or constructive obligations to pay further contributions if one of its defined contribution plans does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

A defined benefit plan is a pension plan that is not a defined contribution plan. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized outside profit or loss in the Consolidated Statement of Income and Expense Recognized in Equity in the period in which they occur (“SoRIE approach”).

Past-service costs are recognized immediately in profit or loss, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

The Company pays contributions to publicly or privately administered pension insurance plans. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The Company records a liability for amounts payable under the provisions of its various defined contribution plans. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are recognized at present value by discounting the expected future cash outflows at a pretax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions for onerous contracts are measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Additions to provisions are generally recognized in profit or loss.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Standards and Interpretations Issued but Not Yet Adopted

In September 2007, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements”. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised IAS 1 resulted in consequential amendments to other statements and interpretations. The revision of IAS 1 will be effective for fiscal years beginning on or after January 1, 2009, with early adoption permitted. The EU has not yet endorsed the amendment to IAS 1. The Company is currently evaluating the potential effects of IAS 1.

In January 2008, the IASB published the amended standards IFRS 3, “Business Combinations”, (“IFRS 3 (2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 (2008)”). Neither standard has been endorsed by the EU yet.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as for those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

The amended standards are effective for business combinations in annual periods beginning on or after July 1, 2009. The Company is currently evaluating the potential effects of IFRS 3 (2008) and IAS 27 (2008).

3.	Management Estimates and Judgments

Certain accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition or results of operations. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue Recognition

Infineon generally markets its products to a wide variety of customers and distributors. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. Reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection are recorded, based on historical experience, at the time the related revenue is recognized. This process requires the exercise of substantial judgment in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

In future periods, the Company may be required to accrue additional provisions due to (1) deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products or (3) lack of market acceptance for new products. If these or other factors result in a significant

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

adjustment to sales discount and price protection allowances, they could significantly impact the Company’s future operating results.

The Company has entered into licensing agreements for its technology in the past, and anticipates that it will increase its efforts to monetize the value of its technology in the future. As with certain of the Company’s existing licensing agreements, any new licensing arrangements may include capacity reservation agreements with the licensee. Such transactions could represent multiple element arrangements. The process of determining the appropriate revenue recognition in such transactions is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of the Company’s continuing involvement.

Recoverability of Non-Financial Assets

The Company reviews long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds their recoverable amount.

Goodwill is tested for impairment at least once a year. For the purpose of impairment testing, goodwill is allocated to the respective CGU that is expected to benefit from the goodwill. The recoverable amounts of CGUs are determined based on value in use calculations. Considerable management judgment is necessary to estimate value in use and discounted future cash flows.

Valuation of Inventory

Inventories are valued at the lower of cost or net realizable value. The Company reviews the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change.

Adjustments to the valuation and write-downs of inventory could be necessary in future periods due to reduced semiconductor demand in the industries that the Company serves, technological obsolescence due to rapid developments of new products and technological improvements, or changes in economic or other events and conditions that impact the market price for the Company’s products which may have a significant impact on the results of operations.

Recoverability of Equity Method Investments

The Company has entered into investments in companies that are principally engaged in the research and development, design, and manufacture of semiconductors and related products and that are accounted for using the equity method.

An impairment of Equity Method Investments is recognized when the carrying amount exceeds the recoverable amount. To allow management to determine whether a loss event has occurred all significant information and events related to the Equity Method Investment are reviewed periodically. This assessment is made by considering available evidence including changes in general market conditions, specific industry and investee data.

The high cyclicality in the semiconductor industry could adversely impact the operations of these investments and their ability to generate future net cash flows. Furthermore, to the extent that these investments are not publicly traded, further judgments and estimates are required to determine their fair value. Any potential impairment charges to write-down such investments to fair value could adversely affect the Company’s future operating results.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Realization of Deferred Tax Assets

The Company evaluates the deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of the Company’s management with respect to benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since Infineon has incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2008, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

The recorded amount of total deferred tax assets could be reduced if the estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the ability to utilize tax loss and credit carry-forwards in the future.

Purchase Accounting

Accounting for business combinations requires the allocation of the purchase price to identifiable tangible and intangible assets and liabilities based upon their fair value. The allocation of purchase price is highly judgmental, and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results.

Pension Plan Accounting

The Company’s pension benefit costs are determined in accordance with actuarial computations using the projected-unit-credit method, which rely on assumptions including discount rates and expected return on plan assets. Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for the pension costs are based on current market conditions. A significant variation in one or more of these underlying assumptions could have a material effect on the measurement of the long-term obligation.

Provisions

The Company is subject to various legal actions and claims, including intellectual property matters that arise in and outside the normal course of business.

The Company regularly assesses the likelihood of any adverse outcome or judgments related to these matters, as well as estimating the range of possible losses and recoveries. Liabilities, including accruals for significant litigation costs, related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount of the loss can be reasonably estimated. Accordingly, the Company has recorded a provision and charged operating income in the accompanying consolidated financial statements related to certain asserted and unasserted claims existing as of each balance sheet date. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. These provisions would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on our results of operations, financial position and cash flows.

Trade and Other Receivables

The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

determined, based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa.

4.	Explanation of Transition to IFRS

Exemptions Applied as of the Transition Date

In accordance with IFRS 1, the Company prepared an IFRS consolidated balance sheet as of the Transition Date. IFRS 1 requires that all IFRS standards and interpretations that are effective for the first IFRS consolidated financial statements for the year ended September 30, 2008, be applied consistently and retrospectively for all fiscal years presented. However, IFRS 1 offers certain exemptions and exceptions to this general requirement in specific cases. The Company applied the exemptions provided by IFRS 1 as described below:

Employee Benefits

At the Transition Date the Company applied IAS 19, “Employee Benefits”, in measuring employee benefit assets and liabilities and recognized all cumulative actuarial gains or losses from the inception of the plan through October 1, 2006.

Business Combinations

Business combinations that occurred before October 1, 2006, were not restated retrospectively in accordance with IFRS 3. Within the limits imposed by IFRS 1, the carrying amounts of assets acquired and liabilities assumed as part of past business combinations, as well as the amounts of goodwill that arose from such transactions, as determined under U.S. GAAP are considered to be their deemed cost under IFRS at the Transition Date.

Currency Translation Differences

Cumulative translation differences as of October 1, 2006, arising from translation into Euro of the financial statements of foreign operations whose functional currency is other than Euro, were reset to zero. Accordingly, the cumulative translation differences were included in accumulated deficit in the IFRS opening balance sheet. In the case of subsequent disposal of an entity concerned, no amount of currency translation difference relating to the time prior to the Transition Date will be included in the determination of the gain or loss on disposal of such entity.

Share-based Compensation

As permitted under IFRS 1, IFRS 2, “Share-based Payment”, has not been retrospectively applied to all share-based payment awards. This exemption has been applied for all equity instruments which were granted prior to November 7, 2002, as well as those equity instruments that were granted after November 7, 2002, which vested before October 1, 2006. Share-based payment awards granted after November 7, 2002, and not vested at October 1, 2006, are recognized in accordance with IFRS 2.

Designation of Previously Recognized Financial Instruments

Certain financial assets with an aggregate fair value of €90 million at the Transition Date were designated as financial assets accounted for at fair value through profit and loss (fair value option).

Changes in Presentation of the Consolidated Financial Statements

The presentation of the consolidated financial statements has been modified to comply with the requirements of IAS 1. Under IFRS minority interests are presented within equity. As a result of applying the new option provided by IAS 19 to recognize actuarial gains and losses directly in equity, Consolidated Statements of Income and Expense Recognized in Equity have been added.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Reconciliation of Equity and Net Loss from U.S. GAAP to IFRS

The following reconciliation presents the effect of major differences between U.S. GAAP and IFRS on shareholders’ equity as of October 1, 2006 (Transition Date), September 30, 2007, and September 30, 2008, respectively.

			Transition
			date
	Explanatory		October 1,	September 30,
	note		2006	2007	2008
			(€ in millions)

Shareholders’ equity under U.S. GAAP			5,315	4,914	1,764
Changes in presentation of minority interest	(a	)	761	950	374

Shareholders’ equity under U.S. GAAP, including minority interest			6,076	5,864	2,138

Compound financial instruments	(b	)	168	142	85
Capitalization of development costs	(c	)	101	103	84
Pensions and other post-employment benefits	(d	)	(93)	(10)	(9)
Deferred taxes	(e	)	(142)	(88)	(39)
Qimonda held for sale adjustment	(f	)	—	—	(172)
Adjustment at equity investment Qimonda	(g	)	—	—	77
Other			(15)	(7)	(3)

Total adjustments			19	140	23

Shareholders’ equity under IFRS			6,095	6,004	2,161

The following reconciliation presents the effect of major differences between U.S. GAAP and IFRS on the Company’s net loss for the years ended September 30, 2007 and 2008, respectively.

	Explanatory		September 30,
	note		2007	2008
	(€ in millions)

Net loss under U.S. GAAP			(368)	(3,122)
Change in presentation of minority interest	(a	)	(25)	(498)

Net loss under U.S. GAAP, including minority interest			(393)	(3,620)

Compound financial instruments	(b	)	(52)	(55)
Capitalization of development costs	(c	)	(1)	12
Pensions and other post-employment benefits	(d	)	7	1
Deferred taxes	(e	)	60	13
Other	(f,g	)	9	(98)

Total adjustments			23	(127)

Net loss under IFRS			(370)	(3,747)

(a)	Change in Presentation of Minority Interest

Under IFRS, minority interest is reported as a separate item within shareholders’ equity, whereas U.S. GAAP requires minority interest to be presented separately from shareholders’ equity. Consistent with the balance sheet presentation, under IFRS the minorities’ share of net loss is presented as an allocation of net income or loss, whereas under U.S. GAAP the minorities’ share is deducted in determining net loss.

In addition, the reclassification of Qimonda as “held for disposal” results in differences between U.S. GAAP and IFRS mainly due to accounting treatment of minorities. Under IFRS, the Qimonda disposal group is comprised of 100 percent of the assets and liabilities of Qimonda, and accordingly 100 percent of the net assets of Qimonda are written down to their estimated current fair value less costs to sell. Under U.S. GAAP, the Qimonda disposal group is comprised of the 77.5 percent of the assets and liabilities of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Qimonda held by the Company, and accordingly 77.5 percent of the net assets of Qimonda are written down to their estimated current fair value less costs to sell.

(b)	Compound Financial Instruments

Compound Financial Instruments are accounted for differently under U.S. GAAP and IFRS. Under U.S. GAAP, the conversion feature in the Company’s debt instruments convertible into shares of the issuer are not separated (bifurcated) from the debt instrument and accounted for separately at fair value. The instrument is recorded in its entirety as debt and accreted to face value through maturity. Under IFRS, a compound financial instrument with terms and conditions that grant the issuer the right to settle the option in cash upon conversion is divided into separate liability components at inception. The conversion right component is considered a derivative financial instrument and measured at fair value through profit or loss. A residual liability component representing the debt obligation is measured at fair value at inception and is subsequently measured at amortized cost using the effective interest method. On September 29, 2006, Infineon waived the cash settlement option of its convertible bonds and, as a result, the conversion right component is deemed to be an equity component (additional paid-in capital) as of the Transition Date. As of October 1, 2006, shareholders’ equity was increased by €168 million compared to U.S. GAAP mainly due to the equity classification of the conversion right component of the convertible bonds payable at the Transition Date. In addition, upon issuance of the exchangeable bonds payable during the 2007 fiscal year, equity was increased by €19 million under IFRS compared to U.S. GAAP due to equity classification of the conversion right component. Net loss decreased by €52 million and €55 million in the 2007 and 2008 fiscal years, respectively, due to bond accretion.

(c)	Capitalization of Development Costs

Under IFRS, development costs are capitalized as intangible assets if specified criteria are met, while under U.S. GAAP they are generally expensed as part of research and development expenses. The additional capitalization of product and technology development costs (less related amortization) under IFRS increased equity as of October 1, 2006 and September 30, 2007 and 2008, respectively. Income from continuing operations is impacted by €(1) million and €12 million in the 2007 and 2008 fiscal years.

(d)	Pensions and Other Post-employment Benefits

Under IFRS, actuarial gains and losses resulting from changes in actuarial assumptions used to measure pension plan obligations are recognized directly in equity in the period in which they occur based on the so called SoRIE approach (“Statement of Recognized Income and Expense”) under IAS 19 requirements for accounting for pension and other post employment benefits. As of October 1, 2006 all cumulative actuarial gains and losses and vested the portion of service costs previously not recognized under U.S. GAAP were recorded in retained earnings. Prior to the implementation of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” as of September 30, 2007, under U.S. GAAP, unrecognized actuarial gains or losses exceeding a defined corridor were amortized over the average remaining service period of the active plan participants. Primarily due to the recognition of cumulative actuarial gains and losses in retained earnings as of October 1, 2006, shareholders’ equity decreased by €93 million.

SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity (“Recognition Provision”). The Company adopted the Recognition Provision of SFAS No. 158 as of the end of the fiscal year ended September 30, 2007. Actuarial gains and losses and unrecognized prior service cost are to be recognized as a component of other comprehensive income, net of tax. The measurement date for the funded status of the company’s plans is June 30.

Under the SoRIE approach, the funded status of defined benefit plans is recognized in the consolidated balance sheets, and actuarial gains and losses are recorded in the Consolidated Statement of Income and Expense Recognized in Equity. Unlike U.S. GAAP, under the IFRS application of the SoRIE approach there is no recycling of actuarial gains and losses previously recorded in the statement of other

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

comprehensive income (loss) through the consolidated statements of operations in subsequent periods. Furthermore, under IFRS the measurement date is the balance sheet date and IFRS has stricter rules for the recognition of prepaid pension assets (asset ceiling).

The overall impact associated with these differences was a decrease in equity of €93 million, €10 million and €9 million and as of October 1, 2006 and September 30, 2007 and 2008, respectively. Net loss from continuing operations increased slightly by €7 million and €1 million in the 2007 and 2008 fiscal years respectively.

(e)	Deferred Taxes

The adjustments as described above resulted in additional differences between the carrying amount of assets and liabilities in the consolidated financial statements and their tax basis. Deferred taxes on temporary differences were adjusted accordingly, with differences in pension accounting between U.S. GAAP and IFRS having the most significant impact.

This reconciling item also includes tax effects resulting from differences in accounting for income taxes between U.S. GAAP and IFRS. For the Company, such effects mainly result from calculating deferred taxes on elimination of intragroup profits. According to IFRS, deferred taxes on intragroup profit elimination are calculated with reference to the tax rate of the acquiring company, whereas, under U.S. GAAP, the tax rate in the seller’s or manufacturer’s jurisdiction is used.

(f)	Qimonda held for sale adjustment

In addition, U.S. GAAP requires that the cumulative translation adjustment (“CTA”) be added to the disposal group when calculating the write-down to reduce the Qimonda disposal group to its estimated current fair value less costs to sell. This is not the case under IFRS, which does not allow CTA to be added to the disposal group when calculating the write-down to reduce a disposal group to its estimated current fair value less costs to sell. The accumulated CTA is released through profit and loss on the date of disposal.

As a result of these differences, the write-down of the Qimonda disposal group is €172 million higher under IFRS than under U.S. GAAP.

(g)	Adjustment At-Equity investment Qimonda

The adjustment of an investment accounted for by Qimonda using the equity method to its fair value less cost to sell resulted in Infineon’s equity according to IFRS being increased by €77 million in the 2008 fiscal year. As described in (f), according to U.S. GAAP the CTA is added to the carrying value of an investment’s net assets in order to determine the necessary impairment. Therefore, the write-down of Qimonda’s investment in the 2008 fiscal year was lower by €77 million.

Impact on the Consolidated Statements of Cash Flows

The adjustments made to the consolidated statements of cash flows changed the allocation of cash flows between operating, investing and financing activities.

As described above in (c), under IFRS, certain development cost are capitalized as intangible assets in addition to the intangible assets already capitalized under U.S. GAAP. The corresponding cash outflows are presented within cash flows from investing activities as additions to intangible assets. Therefore, cash used in investing activities from continuing operations as of September 30, 2007 and 2008 increased by €28 and €45, respectively, under IFRS compared to U.S. GAAP with a corresponding increase in cash provided by operating activities from continuing operations.

5.	Acquisitions

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to SIC 12 “Consolidation — Special Purpose Entities”, the Company determined that Molstanda meets the criteria of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

a Special Purpose Entity (“SPE”) and, as a result of the agreements that the Company controls it. Accordingly, the Company consolidated the assets and liabilities of Molstanda beginning in the 2007 fiscal year. The €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as a financial expense during the second quarter of the 2007 fiscal year. Due to the Company’s cumulative loss situation, no tax benefit was provided on this loss. The Company subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year. In August 2007, the Company entered into an agreement to sell part of the acquired parcel of land to a third-party developer-lessor in connection with the construction and lease of Qimonda’s new headquarters office in the south of Munich.

On July 31, 2007, the Company acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for cash consideration of €45 million. The purchase price is subject to an upward or downward contingent consideration adjustment of up to $16 million, based on revenue targets of the CPE business during the nine months following the acquisition date. The Company plans to continue supporting the acquired product portfolio and existing customer designs while leveraging the acquired experience in future product generations. The results of operations of the CPE business have been included in the consolidated financial statements starting August 1, 2007.

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €316 million ($450 million) plus transaction costs and a contingent performance-based payment of up to $50 million, in order to further strengthen its activities in the field of communications. The contingent performance-based payment is based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. The mobility products business develops semiconductors and software for mobile phone platform solutions. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

On April 28, 2008, the Company acquired Primarion, Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. Primarion designs, manufactures and markets digital power integrated circuits (“ICs”) for computing, graphics and communication applications. The contingent performance-based payment is based on the relevant revenues in the measurement period beginning July 1, 2008 and ending June 30, 2009. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table summarizes the Company’s business acquisitions during the years ended September 30, 2007 and 2008:

	2007	2008	2008
	CPE	LSI	Primarion
Acquisition Date	July 2007	October 2007	April 2008
			Automotive,
	Communication	Communication	Industrial &
Segment	Solutions	Solutions	Multimarket
	(€ in millions)

Other current assets	6	19	1
Property, plant and equipment	1	8	1
Intangible assets:
Technology	—	42	13
Customer relationships	—	73	—
Other	7	6	—
Goodwill	31	160	11
Other non-current assets	—	—	7

Total assets acquired	45	308	33
Current liabilities	—	(1)	(1)

Total liabilities assumed	—	(1)	(1)

Net assets acquired	45	307	32

In-process research & development	—	14	—

Cash paid (purchase consideration)	45	321	32

The consolidated statements of operations include the results of the acquired businesses from the acquisition date. The Company engaged an independent third party to assist in the valuation of net assets acquired. Based on discounted estimated future cash flows over the respective estimated useful life, an amount of €14 million was allocated to purchased in-process research and development and expensed as other operating expense during the 2008 fiscal year because no future economic benefit from its use or disposal was expected. The acquired intangible assets consist of technology assets of €55 million and customer relationship assets of €73 million, each with a weighted average estimated useful life of six years, and other intangible assets of €13 million with a weighted average estimated useful life of less than one year. The goodwill amounts are expected to be deductible for tax purposes.

Pro forma financial information relating to these acquisitions is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

6.	Disposals and Discontinued Operations

Polymer Optical Fiber

On June 29, 2007, the Company sold its Polymer Optical Fiber (“POF”) business, based in Regensburg, Germany, to Avago Technologies Ltd. (“Avago”). The POF business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 million which was recorded in other operating income during the 2007 fiscal year.

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €32 million which was recorded in other operating income during the fiscal year ended September 30, 2008. The joint venture agreement grants Siemens certain contractual participating rights

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Hard Disk Drive Business

On April 25, 2008, the Company sold its hard disk drive (“HDD”) business to LSI for cash consideration of €60 million ($95 million). The HDD business designs, manufactures and markets semiconductors for HDD devices. The Company transferred its entire HDD activities, including customer relationships, as well as know-how to LSI, and granted LSI a license for intellectual property. The transaction did not encompass the sale of significant assets or transfer of employees. As a result of this transaction, the Company realized a gain before tax of €39 million which was recorded in other operating income during the 2008 fiscal year.

BAW Business

On August 11, 2008, the Company sold its bulk acoustic wave filter business (“BAW”) to Avago for cash consideration of €21 million and entered into a supply agreement through December 2009. The BAW business designs, manufactures and markets cellular duplexers for N-CDMA and W-CDMA applications and filters for GPS. The total consideration received was allocated to the elements of the transaction on a relative fair value basis. As a result, the Company realized a gain before tax of €9 million which was recorded in other operating income, and deferred €6 million which will be realized over the term of the supply agreement.

Qimonda

In conjunction with the Formation, Infineon Logic entered into contribution agreements and various other service agreements with Qimonda. In cases where physical contribution (ownership transfer) of assets and liabilities was not feasible or cost effective, the monetary value was transferred in the form of cash or debt. The contribution agreements include provisions pursuant to which Qimonda agreed to indemnify Infineon Logic against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incomplete transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the memory products business that were transferred to it as part of the Formation. In addition, the contribution agreements provide for indemnification of Infineon Logic with respect to certain existing and future legal claims and potential restructuring costs. With the exception of the securities and certain patent infringement and antitrust claims identified in note 40, Qimonda is obligated to indemnify Infineon Logic against any liability arising in connection with claims relating to the memory products business described in that section. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon Logic and Qimonda, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon Logic transferred to Qimonda at Formation.

On August 9, 2006 Qimonda completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares which are traded as American Depositary Shares (“ADSs”) under the symbol “QI”. Subsequently, Infineon sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result, the Company’s ownership interest in Qimonda decreased to 85.9 percent. On September 25, 2007, Infineon sold an additional 28.75 million Qimonda ADSs, which further reduced the Company’s ownership interest in Qimonda to 77.5 percent.

On September 26, 2007, Infineon Technologies Investment B.V., a wholly owned subsidiary of Infineon Technologies AG, issued notes exchangeable into ADSs of Qimonda in the amount of €215 million. The coupon of the three-year exchangeable note is 1.375 percent per year. The exchange price is €10.48 for each Qimonda ADS, corresponding to an exchange premium of 35 percent. If all noteholders exercise their exchange rights, Infineon would deliver 20.5 million Qimonda ADSs, equivalent to approximately 6.0 percent of Qimonda’s share capital (see notes 29 and 32).

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda. As a result, the results of Qimonda are reported as discontinued operations in the Company’s consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the consolidated balance sheet as of September 30, 2008. In addition, the Company recorded after-tax write-downs totaling €1,475 million, in order to remeasure Qimonda to its estimated

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

current fair value less costs to sell. Pursuant to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, the recognition of depreciation expense ceased as March 31, 2008.

Market prices for DRAM have experienced extremely significant declines since the beginning of the 2007 calendar year. As a result of this intense pricing pressure, Qimonda continued to incur significant losses during the 2008 fiscal year, which are reflected in “loss from discontinued operations, net of income tax” in the Company’s consolidated statements of operations. During the 2008 fiscal year, the Company also recorded material write-downs to the carrying value of Qimonda’s assets to reflect them at current fair value less costs to sell. Infineon does not intend to make any further capital contributions to Qimonda and has repeatedly announced that it is seeking to dispose of its remaining 77.5 percent interest in that company.

In order to address the ongoing adverse market conditions in the memory products industry and to better enable it to meet its current obligations in the short term, Qimonda has intensively explored operational and strategic alternatives to raise and conserve cash. In furtherance of these goals, on October 13, 2008, Qimonda announced a global restructuring and cost-reduction program that is intended to reposition Qimonda in the market and substantially increase its efficiencies through a wide-ranging realignment of its business. As a part of this program, Qimonda also announced that it had agreed to sell its 35.6 percent interest in Inotera Memories Inc. to Micron Technology, Inc. for US$400 million (approximately €296 million) in cash. This transaction closed in November 2008.

The net book value of the Qimonda disposal group in the Company’s consolidated balance sheet as of September 30, 2008 has been recorded at the estimated fair value less costs to sell of Qimonda. Upon disposal of its interest in Qimonda, the Company would also realize losses related to unrecognized currency translation effects for the Qimonda disposal group which are recorded in equity. As of September 30, 2008, the amount of such losses recorded in shareholders’ equity totaled €187 million.

On December 21, 2008, the Company, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from Infineon Logic. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction.

There can be no assurance that the operational, strategic and financial measures described above will enable Qimonda to continue to meet its obligations, or that Qimonda will be successful in implementing any further operational or strategic initiatives to adequately address its financial condition. There can also be no assurance that Infineon will be successful in disposing of its remaining interest in Qimonda. In the event that Qimonda’s ongoing operational and strategic efforts fail to generate adequate cash or to result in desired operational efficiencies and resulting cash savings, Qimonda may have difficulty meeting its obligations as they come due. In such a case, the financial condition and results of operations of the Company would be materially adversely affected.

In the event that Qimonda were to be unable to meet its obligations, Infineon may be exposed to certain significant liabilities related to the Qimonda business, including pending antitrust and securities law claims, the potential repayment of governmental subsidies received, and employee-related contingencies. Qimonda has accrued approximately €70 million in connection with the antitrust matters and anticipated defense costs in connection with the securities law matters. Given the uncertainty of the timing, nature, scope or success of any specific claim, Infineon is unable to meaningfully quantify its total potential exposure in respect of these matters, but Infineon is aware that such exposure, were it to arise, is likely to be material.

On November 7, 2008, the New York Stock Exchange (“NYSE”) notified Qimonda that it was not in compliance with the NYSE’s continued listing standards because the average closing price of its ADSs had been below US$1.00 over a consecutive 30-day trading period. Over the 12-month period ended November 19, 2008, Qimonda’s share price fell 98 percent, from US$8.62 to US$0.11. Qimonda has

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

notified the NYSE that it intends to regain compliance with this listing standard. If Qimonda cannot do so by May 7, 2009, however, the NYSE has indicated that it will commence suspension and delisting procedures against Qimonda.

ALTIS

ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) is a joint venture between the Company and International Business Machines Corporation, New York, USA (“IBM”), with each having equal voting representation. The Company fully consolidates ALTIS in accordance with IAS 27, “Consolidated and Separate Financial Statements”. In August 2007, the Company and IBM signed an agreement in principle to divest their respective shares in ALTIS via a sale to Advanced Electronic Systems AG (“AES”). Pursuant to IFRS 5, the assets and liabilities of ALTIS were classified as held for disposal in the consolidated balance sheet as of September 30, 2007, and the recognition of depreciation expense ceased as of August 1, 2007. As of September 30, 2008, negotiations with AES have not progressed as previously anticipated and could not be completed. Despite the fact that negotiations are ongoing with additional parties, the outcome of these negotiations is uncertain. As a result, the Company reclassified the disposal group’s assets and liabilities previously classified as held for sale into held and used in the consolidated balance sheet as of September 30, 2008. Upon reclassification, an adjustment of €104 million was recorded in income from continuing operations, resulting from the measurement of the disposal group at the lower of its carrying amount before being classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used, and its recoverable amount at the date of the reclassification.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

At September 30, 2007 and 2008, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	September 30,	September 30,
	2007	2008
	(€ in millions)

Cash and cash equivalents	—	421
Trade accounts receivable, net	64	255
Inventories	59	289
Other current assets	7	376
Property, plant and equipment, net	166	2,059
Goodwill and other intangibles	5	76
Investments accounted for using the equity method	—	14
Deferred tax asset	—	59
Other assets	2	55

Subtotal	303	3,604

Write-down	—	(1,475)

Total assets classified as held for disposal	303	2,129

Short-term debt and current maturities of long-term debt	52	346
Trade accounts payable	47	592
Current Provisions	3	220
Other current liabilities	16	300
Long-term debt	—	427
Pension plans and similar commitments	4	22
Deferred tax liabilities	7	16
Long-term provisions	—	25
Other liabilities	—	175

Total liabilities associated with assets held for disposal	129	2,123

Amounts recognized directly in equity relating to assets and liabilities classified as held for disposal	—	(158)

The results of Qimonda presented in the consolidated statements of operations as discontinued operations for the years ended September 30, 2007 and 2008, consist of the following components:

	2007	2008
	(€ in millions)

Net sales	3,608	1,785
Costs and expenses	(3,956)	(3,773)
Loss on measurement to fair value less costs to sell	—	(1,475)

Loss from discontinued operations, before tax	(348)	(3,463)

Income tax benefits (expense)	21	(96)

Loss from discontinued operations, net of tax	(327)	(3,559)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

7.	Licenses

During the years ended September 30, 2007 and 2008, the Company recognized revenues related to license and technology transfer fees of €20 million and €54 million, respectively, which are included in revenues in the accompanying consolidated statements of operations. Included in these amounts are previously deferred license fees of €1 million and €1 million, which were recognized as revenue pursuant to IAS 18 in the years ended September 30, 2007 and 2008, respectively, since the Company had fulfilled all of its obligations and the amounts were realized.

8.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying consolidated financial statements during the fiscal years ended September 30, 2007 and 2008 are as follows:

	2007	2008
	(€ in millions)

Included in the consolidated statements of operations:
Research and development	91	65
Cost of sales	19	19

Total	110	84

Deferred government grants amounted to €120 million and €22 million as of September 30, 2007 and 2008, respectively. The amounts of grants receivable as of September 30, 2007 and 2008 were €109 million and €28 million, respectively.

9.	Supplemental Operating Cost Information

The costs of services and materials are as follows for the years ended September 30:

	2007	2008
	(€ in millions)

Raw materials, supplies and purchased goods	791	813
Purchased services	765	769

Total	1,556	1,582

Personnel expenses are as follows for the years ended September 30:

	2007	2008
	(€ in millions)

Wages and salaries	1,317	1,447
Social levies	237	241
Pension expense	11	—

Total	1,565	1,688

Other operating income was as follows for the years ended September 30:

	2007	2008
	(€ in millions)

Gains from sales of businesses and interests in subsidiaries	19	80
Other	19	40

Total	38	120

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Other operating expense was as follows for the years ended September 30:

	2007	2008
	(€ in millions)

Goodwill and intangible assets impairment charges	5	8
Long-lived asset impairment charges	4	122
Restructuring (note 10)	45	188
Other	3	48

Total	57	366

Total rental expenses under operating leases amounted to €115 million and €98 million for the years ended September 30, 2007 and 2008, respectively.

The average number of employees by geographic region was as follows for the years ended September 30:

	2007	2008

Germany	10,553	10,085
Other Europe	5,604	5,280
North America	540	845
Asia/Pacific	12,905	13,094
Japan	151	161
Other	21	—

Infineon	29,774	29,465

Qimonda	12,775	12,990

Total	42,549	42,455

10.	Restructuring

During the 2006 fiscal year, restructuring plans were announced to downsize the workforce at ALTIS and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. As part of these restructuring measures, the Company agreed upon plans to terminate approximately 390 employees and recorded restructuring charges in the 2007 fiscal year.

During the 2007 fiscal year, further restructuring measures were taken by the Company, mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs were affected worldwide, of which approximately 120 were in the German locations of Munich, Salzgitter and Nuremberg.

To address rising risks in the current market environment, adverse currency trends and below benchmark margins, the Company implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing costs reduction, value chain optimization, process efficiency, reorganization of the Company’s structure along its target markets, and reductions in workforce. Approximately 10 percent of Infineon Logic’s worldwide workforce is expected to be impacted by IFX10+.

During the years ended September 30, 2007 and 2008, charges of €45 million and €188 million, respectively, were recognized as a result of the above-mentioned restructuring initiatives.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The development of the restructuring liability, respectively, during the fiscal year ended September 30, 2008, was as follows:

	September 30,			September 30,
	2007	Restructuring		2008
	Liability	Charges, net	Payments	Liability
	(€ in millions)

Employee terminations	38	177	(36)	179
Other exit costs	6	11	(7)	10

Total	44	188	(43)	189

11.	Financial Income

The amount of financial income is as follows for the years ended September 30, 2007 and 2008, respectively:

	2007	2008
	(€ in millions)

Interest income	47	56
Valuation changes and gains on sales	60	2

Total	107	58

12.	Financial Expense

The amount of financial expense is as follows for the years ended September 30, 2007 and 2008:

	2007	2008
	(€ in millions)

Interest expense	148	151
Impairment of available-for-sale financial assets	—	3
Valuation changes and losses on sales of available-for-sale financial assets	54	23
Other financial expense	41	5

Total	243	182

13.	Income Taxes

Income (loss) from continuing operations before income taxes is attributable to the following geographic locations for the years ended September 30, 2007 and 2008 as follows:

	2007	2008
	(€ in millions)

Germany	(242)	(259)
Foreign	198	112

Total	(44)	(147)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Income tax expense (benefit) from continuing operations for the years ended September 30, 2007 and 2008 are as follows:

	2007	2008
	(€ in millions)

Current taxes:
Germany	24	3
Foreign	5	19

	29	22

Deferred taxes:
Germany	(39)	54
Foreign	9	(35)

	(30)	19

Income tax (benefit) expense	(1)	41

Current tax expense attributable to prior years is €12 million and €10 million for the years ended September 30, 2007 and 2008, respectively.

In 2007, the Company’s corporate statutory tax rate in Germany is 25 percent plus a solidarity surcharge of 5.5 percent. Additionally, a trade tax of 11 percent is levied, which result in a combined statutory tax rate of 37 percent in 2007.

On August 17, 2007 the Business Tax Reform Act 2008 was enacted in Germany including several changes to the taxation of German business activities, including a reduction of the Company’s combined statutory corporate and trade tax rate in Germany to 28 percent, which comprises corporate tax of 15 percent plus a solidarity surcharge of 5.5 percent and trade tax of 12 percent. Most of the changes came into effect for the Company in its 2008 fiscal year. Pursuant to IAS 12, the Company recorded a deferred tax charge of €25 million as of September 30, 2007, reflecting the reduction in value of the Company’s deferred tax assets in Germany upon enactment.

A reconciliation of income taxes for the fiscal years ended September 30, 2007 and 2008, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 37 percent for 2007 and 28 percent for 2008 is as follows:

	2007	2008
	(€ in millions)

Expected benefit for income taxes	(16)	(41)
Increase in available tax credits	(5)	(103)
Non-taxable investment income	(3)	—
Tax rate differential	(56)	(8)
Non deductible expenses	14	8
Change in German tax rate	25	—
Increase in valuation allowance	31	181
Other	9	4

Actual provision for income taxes	(1)	41

Net deferred tax assets and liabilities presented in the accompanying consolidated balance sheets as of September 30, 2007 and 2008, are as follows:

	2007	2008
	(€ in millions)

Deferred tax assets	588	400
Deferred tax liabilities	(81)	(19)

Deferred tax assets, net	507	381

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The movement in deferred tax assets, net is as follows:

2008
(€ in millions)

Deferred tax assets, net as of September 30, 2007	507
Reclassification to held for disposal	(117)
Changes in companies consolidated	8
Deferred tax expense	(19)
Deferred tax recorded directly in equity	2

Deferred tax assets, net as of September 30, 2008	381

Deferred tax assets and liabilities as of September 30, 2007 and 2008 relate to the following:

	2007	2008
	(€ in millions)

Deferred tax assets:
Intangible assets	102	38
Property, plant and equipment	197	152
Deferred income	8	4
Net operating loss and tax credit carry-forwards	1,319	1,199
Other items	292	224

Gross deferred tax assets	1,918	1,617
Valuation allowance	(1,068)	(1,027)

Deferred tax assets	850	590

Deferred tax liabilities:
Intangible assets	(30)	(23)
Property, plant and equipment	(76)	(24)
Accounts receivable	(43)	(23)
Accrued liabilities and pensions	(154)	(126)
Other items	(40)	(13)

Deferred tax liabilities	(343)	(209)

Deferred tax assets, net	507	381

At September 30, 2008, the Company had in Germany tax loss carry-forwards of €3,029 million (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,231 million). In connection with the Formation of Qimonda, the net operating losses related to the memory products segment have been retained by Infineon Technologies AG. In other jurisdictions the Company had tax loss carry-forwards of €102 million and tax effected credit carry-forwards of €175 million. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.

The Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is probable or not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2008, which is significant evidence that the more likely than not criterion is not met, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2007 and 2008 by €31 million, and

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

€181 million, respectively, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2007 and 2008, as these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

14.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the years ended September 30, 2007 and 2008, is as follows:

	2007	2008

Numerator (€ in millions):
Loss from continuing operations attributable to shareholders of Infineon Technologies AG	(58)	(249)
Loss from discontinued operations, net of tax attributable to shareholders of Infineon Technologies AG	(289)	(2,686)

Net loss attributable to shareholders of Infineon Technologies AG	(347)	(2,935)

Denominator (shares in millions):
Weighted-average shares outstanding — basic and diluted	748.6	749.7

Basic and diluted loss per share (in €):
Loss from continuing operations attributable to shareholders of Infineon Technologies AG	(0.08)	(0.33)

Loss from discontinued operations, net of tax attributable to shareholders of Infineon Technologies AG	(0.38)	(3.58)

Net loss attributable to shareholders of Infineon Technologies AG	(0.46)	(3.91)

The weighted average of potentially dilutive instruments that were excluded from the diluted loss per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 41.2 million and 34.3 million shares underlying employee stock options for the years ended September 30, 2007 and 2008, respectively. Additionally, 74.7 million and 65.0 million ordinary shares issuable upon the conversion of the convertible subordinated notes for the years ended September 30, 2007 and 2008, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

15.	Available-for-sale Financial Assets

Marketable securities are classified as available-for-sale financial instruments and therefore recorded at fair value at each balance sheet date with unrealized gains and losses that are not considered other-than-temporary impairments recognized in equity until realized.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Marketable securities at September 30, 2007 and 2008 consist of the following:

	2007				2008
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	value	gains	losses	Cost	value	gains	losses
	(€ in millions)

Foreign government securities	9	11	2	—	5	7	2	—
Fixed term securities	297	288	1	(10)	144	140	1	(5)
Other debt securities	151	152	4	(3)	—	—	—	—

Total debt securities	457	451	7	(13)	149	147	3	(5)
Equity securities	5	6	1	—	2	2	—	—

Total marketable securities	462	457	8	(13)	151	149	3	(5)

Reflected as follows:
Available-for-sale financial assets	430	417	—	(13)	139	134	—	(5)
Other financial assets (note 22)	32	40	8	—	12	15	3	—

Total marketable securities	462	457	8	(13)	151	149	3	(5)

Unrealized losses relating to securities held for more than 12 months as of September 30, 2007 and 2008, were €12 million and €5 million, respectively.

Realized gains and losses are reflected as financial income (expense) and were as follows for the fiscal years ended September 30:

	2007	2008
	(€ in millions)

Realized gains	7	1
Realized losses	—	(1)

Realized gains, net	7	—

As of September 30, 2008, there were no significant fixed term deposits with contractual maturities between three and 12 months.

Debt securities as of September 30, 2008 had the following remaining contractual maturities:

	Cost	Fair Value
	(€ in millions)

Less than 1 year	5	6
Between 1 and 5 years	79	74
More than 5 years	65	67

Total debt securities	149	147

Actual maturities may differ due to call or prepayment rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

16.	Trade and Other Receivables

Trade accounts and other receivables at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Third party — trade	916	590
Related parties — trade	16	28

Trade accounts receivable, gross	932	618

Allowance for doubtful accounts	(38)	(29)

Trade accounts receivable, net	894	589

Grants receivable (note 8)	109	28
License fees receivable	13	10
Third party — financial and other receivables	53	17
Receivables from German bank’s deposit protection fund	—	121
Related parties — financial and other receivables	56	22
Employee receivables	8	8
Other receivables	5	4

Total	1,138	799

Cash and cash equivalents and available-for-sale financial assets in the amount of €121 million were reclassified to amounts receivable from the German bank’s deposit protection fund as of September 30, 2008.

Activity in the allowance for doubtful accounts for the years ended September 30, 2007 and 2008 was as follows:

	2007	2008
	(€ in millions)

Allowance for doubtful accounts at beginning of year	67	38
Recovery of bad debt, net	(14)	(2)
Reclassification in held for disposal	(15)	(7)

Allowance for doubtful accounts at end of year	38	29

The following table provides separate disclosure on the age of trade accounts receivables that are past due at the reporting date, but not impaired.

		Thereof	Of which not impaired
		neither	but past due as of reporting date
		impaired	Past due	Past due	Past due	Past due	Past due
	Carrying	nor past	0-30	31-60	61-180	181-360	> 360
	amount	due	days	days	days	days	days
(€ in millions)

Third party — trade, net of allowances as of September 30, 2007	878	544	188	73	—	—	—
Third party — trade, net of allowances as of September 30, 2008	561	536	22	2	—	—	—

Based on historic default rates, the Company believes that no impairment is necessary in respect of trade receivables that are not past due or past due by up to 60 days.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

17.	Inventories

Inventories at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Raw materials and supplies	117	59
Work-in-process	657	372
Finished goods	432	234

Total Inventories	1,206	665

18.	Other Current Financial Assets

Other current financial assets at September 30, 2007 and 2008 consisted of financial instruments in an amount of €78 million and €19 million, respectively.

19.	Other Current Assets

Other current assets at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

VAT and other tax receivables	114	67
Prepaid expenses	42	43
Other	47	14

Total other current assets	203	124

20.	Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the years ended September 30, 2007 and 2008, is as follows:

			Other
		Technical	plant and
	Land and	equipment	office	Construction
	buildings	and machinery	equipment	in progress	Total
	(€ in millions)

Cost:
September 30, 2006	1,524	9,190	2,305	218	13,237
Additions	20	618	104	646	1,388
Acquisitions through business combinations	41	—	1	—	42
Disposals	(15)	(162)	(180)	(4)	(361)
Reclassifications	13	424	25	(462)	—
Transfers(1)	(101)	(992)	(26)	(7)	(1,126)
Foreign currency effects	(56)	(224)	(20)	(9)	(309)

September 30, 2007	1,426	8,854	2,209	382	12,871

Additions	19	188	55	50	312
Acquisitions through business combinations	—	1	8	—	9
Disposals	(19)	(136)	(107)	(1)	(263)
Reclassifications	7	115	13	(135)	—
Transfers(1)	(673)	(4,202)	(792)	(232)	(5,899)
Foreign currency effects	1	6	(2)	—	5

September 30, 2008	761	4,826	1,384	64	7,035

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

			Other
		Technical	plant and
	Land and	equipment	office	Construction
	buildings	and machinery	equipment	in progress	Total
	(€ in millions)

Accumulated depreciation and impairment:
September 30, 2006	(732)	(6,727)	(2,011)	—	(9,470)
Depreciation	(103)	(933)	(187)	—	(1,223)
Disposals	7	155	175	—	337
Reclassifications	—	(5)	5	—	—
Transfers(1)	41	900	20	—	961
Impairments	—	(3)	—	—	(3)
Reversals of impairment	2	—	—	—	2
Foreign currency effects	18	135	17	—	170

September 30, 2007	(767)	(6,478)	(1,981)	—	(9,226)

Depreciation	(28)	(365)	(103)	—	(496)
Disposals	19	126	104	—	249
Reclassifications	—	(2)	2	—	—
Transfers(1)	276	2,786	716	—	3,778
Impairments	—	(23)	—	—	(23)
Foreign currency effects	—	(7)	—	—	(7)

September 30, 2008	(500)	(3,963)	(1,262)	—	(5,725)

Book value at September 30, 2007	659	2,376	228	382	3,645

Book value at September 30, 2008	261	863	122	64	1,310

(1)	Amounts shown as transfers in the year ended September 30, 2007 relate primarily to assets of the Bipolar and ALTIS disposal groups that were classified as held for sale. In the year ended September 30, 2008, transfers relate primarily to assets of the Qimonda disposal group that were classified as held for sale, and assets of the ALTIS disposal group that were reclassified into held and used.

21.	Investments Accounted for Using the Equity Method

Investments accounted for using the equity method principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

A summary of activity for investments accounted for using the equity method for the years ended September 30, 2007 and 2008, is as follows:

	2007	2008
	(€ in millions)

Balance at beginning of year	635	627
Additions	—	23
Disposals	(25)	(7)
Dividends received	(61)	—
Equity in earnings	117	4
Reclassifications	(13)	—
Reclassification to held for disposal((1))	—	(627)
Foreign currency effects	(26)	—

Balance at end of year	627	20

(1)	Reclassification relate to the investment in Inotera Memories Inc., which was reclassified in held for disposal.

On September 28, 2007, Infineon entered into a joint venture agreement with Siemens, whereby the Company contributed its high power bipolar business to the newly formed legal entity Bipolar, and Siemens subsequently acquired a 40 percent interest in Bipolar. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Accordingly, the Company accounted for the retained interest in Bipolar of 60 percent under the equity method of accounting (see note 6).

There was no goodwill included in the amount of long-term investments at September 30, 2007 and 2008, respectively.

For the equity method investments as of September 30, 2008, the aggregate summarized financial information for the years ended September 30, 2007 and 2008, respectively, is as follows:

	2007	2008
	(€ in millions)

Revenue	6	95
Gross profit	3	20
Net income	1	6

	2007	2008
	(€ in millions)

Current assets	—	58
Non-current assets	5	11
Current liabilities	—	(28)
Non-current liabilities	(3)	(6)

Total equity	2	35

22.	Other Financial Assets

Other non-current financial assets at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Available-for-sale financial assets (note 15)	40	15
Long-term receivables	14	6
Investments in other equity investments	25	15
Related parties — financial and other receivables	—	20
Restricted cash	77	77
Other	6	—

Total	162	133

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis of €2 million and €2 million during the years ended September 30, 2007 and 2008, respectively.

23.	Other Assets

Other non-current assets at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Prepaid expenses	12	14
Deferred compensation	18	11
Other	3	3

Total	33	28

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

24.	Goodwill and Other Intangible Assets

A summary of activity for intangible assets for the years ended September 30, 2007 and 2008 is as follows:

		Internally
		developed	Other
		intangible	Intangible
	Goodwill	assets	assets	Total

Cost:
September 30, 2006	101	165	446	712
Additions — internally developed	—	50	—	50
Additions — from business combinations	31	—	7	38
Additions — other	—	—	38	38
Impairment charges	—	(3)	(2)	(5)
Disposals	(6)	—	(46)	(52)
Foreign currency effects	(9)	—	(4)	(13)

September 30, 2007	117	212	439	768

Additions — internally developed	—	44	—	44
Additions — from business combinations	171	—	148	319
Additions — other	—	—	14	14
Impairment charges	—	—	(5)	(5)
In-process R&D	—	—	(14)	(14)
Disposals	—	(11)	—	(11)
Transfers(1)	(64)	(76)	(114)	(254)
Foreign currency effects	1	—	1	2

September 30, 2008	225	169	469	863

Accumulated amortization:
September 30, 2006	—	(65)	(317)	(382)
Amortization	—	(45)	(52)	(97)
Disposals	—	—	42	42
Foreign currency effects	—	—	3	3

September 30, 2007	—	(110)	(324)	(434)

Amortization	—	(29)	(46)	(75)
Disposals	—	8	2	10
Transfers(1)	—	45	34	79
Foreign currency effects	—	—	—	—

September 30, 2008	—	(86)	(334)	(420)

Carrying value as of September 30, 2007	117	102	115	334

Carrying value as of September 30, 2008	225	83	135	443

(1)	Amounts shown as transfers relate primarily to assets of the Qimonda disposal group that were classified as held for disposal, and assets of the ALTIS disposal group that were reclassified into held and used.

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding fiscal years is as follows: 2009 €61 million; 2010 €53 million; 2011 €44 million; 2012 €32 million; and 2013 €24 million.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

25.	Trade and Other Payables

Trade and other payables at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Third party — trade	1,125	473
Related parties — trade	164	15

Trade payables	1,289	488

Related parties — financial and other payables	12	6
Other	46	12

Total	1,347	506

26.	Provisions

Provisions at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Personnel costs	393	347
Warranties and licenses	43	32
Settlement for antitrust related matters (note 40)	38	—
Asset retirement obligations	32	13
Post-retirement benefits	3	3
Other	68	56

Total	577	451

A summary of activity for provisions for the fiscal year ended September 30, 2008 is as follows:

		Warranties		Asset	Post-
	Personnel	and	Antitrust	retirement	retirement
	costs	licenses	settlement	obligations	benefits	Other	Total
	(€ in millions)

Balance as of September 30, 2007	393	43	38	32	3	68	577
Additions	405	19	—	3	1	58	486
Reclassification to held for disposal	(176)	—	(38)	(19)	(1)	(12)	(246)
Usage	(227)	(6)	—	(3)	—	(32)	(268)
Reversals	(48)	(24)	—	—	—	(25)	(97)
Translation differences	—	—	—	—	—	(1)	(1)

Balance as of September 30, 2008	347	32	—	13	3	56	451

The total amounts of provisions are reflected in the consolidated balance sheets as of September 30, 2007 and 2008, respectively, as follows:

	2007	2008
	(€ in millions)

Current	533	424
Non-current	44	27

Total	577	451

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

27.	Other Current Financial Liabilities

Other current financial liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Financial instruments (note 38)	38	25
Interest	20	16
Settlement for anti-trust related matters (note 40)	20	20
Other	—	2

Total	78	63

28.	Other Current Liabilities

Other current liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Deferred income	123	26
VAT and other taxes payable	11	13
Payroll obligations to employees	125	198
Deferred government grants (note 8)	60	13
Current portion of pension obligations (note 37)	5	1
Other	9	12

Total	333	263

Other deferred income includes amounts relating to license income (see note 7) and deferred revenue. The non-current portion is included in other liabilities (see note 37).

29.	Debt

Debt at September 30, 2007 and 2008 consists of the following:

	2007	2008
	(€ in millions)

Short-term debt and current maturities:
Loans payable to banks, weighted average rate 5.1%	155	139
Current portion of long-term debt	153	68
Capital lease obligation	28	—

Total short-term debt and current maturities	336	207

Long-term debt:
Exchangeable subordinated notes, 1,375%, due 2010	183	193
Convertible subordinated notes, 5,0%, due 2010	578	531
Loans payable to banks:
Unsecured term loans, weighted average rate 4.82%, due 2009-2013	318	217
Secured term loans, weighted average rate 2.45%, due 2013	4	2
Notes payable to governmental entity, due 2010	44	20
Capital lease obligation	100	—

Total long-term debt	1,227	963

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

On September 26, 2007, the Company (as guarantor), through its subsidiary Infineon Technologies Investment B.V. (as issuer), issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes accrue interest at 1.375 percent per

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

year. The notes are exchangeable into a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS any time during the exchange period, as defined, through maturity, corresponding to an exchange premium of 35 percent. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined, and an early redemption option in the event of a change of control, as defined. The Company may, at its option, redeem the outstanding notes in whole, but not in part, at the principal amount thereof together with accrued interest to the date of redemption, if the issuer has determined that, as a result of a publicly announced transaction, there is a substantial likelihood that the aggregate ownership of the share capital of Qimonda by the issuer, the guarantor and any of their respective subsidiaries will be less than 50 percent plus one share. In addition, the Company may, at its option, redeem the outstanding notes in whole, but not in part, at their principal amount together with interest accrued to the date of redemption, if the share price of the ADSs on each of 15 trading days during a period of 30 consecutive trading days commencing on or after August 31, 2009, exceeds 130 percent of the exchange price. The exchangeable notes are listed on the Frankfurt Stock Exchange. At September 30, 2008, unamortized debt issuance costs amounted to €4 million. Concurrently with this transaction, the Company loaned an affiliate of J.P. Morgan Securities Inc. 3.6 million Qimonda ADSs ancillary to the placement of the exchangeable subordinated notes. The affiliate of J.P. Morgan Securities Inc. sold these ADSs as part of the Qimonda ADSs sale on September 25, 2007. On October 25, 2007, 1.3 million Qimonda ADSs that had been borrowed were returned to the Company and the remaining 2.3 million Qimonda ADSs were returned to the Company on January 4, 2008.

On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer) issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of €10.23 per share through maturity. The notes accrue interest at 5.0 percent per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined. The noteholders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125 percent of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. On September 29, 2006 the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. During the 2008 fiscal year, the Company repurchased a notional amount of €100 million of its convertible subordinated notes due 2010. The transaction resulted in a loss of €8 million before tax, which was recognized in interest expense. The repurchase was made out of available cash. At September 30, 2008, the outstanding notional amount was €600 million and unamortized debt issuance costs amounted to €3 million.

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon loaned Credit Suisse International 20.7 million Qimonda ADSs ancillary to the placement of the convertible notes, which remained outstanding as of September 30, 2008.

In September 2004, the Company executed a $400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to $345/€300 million in August 2006. The facility consists of two tranches. Tranche A is a term loan originally intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, the Company drew $345 million under Tranche A, on the basis of a repayment schedule that foresees equal installments falling due in March and September each year. At September 30, 2008, $125 million was outstanding under Tranche A. Tranche B, which is a multicurrency revolving facility to be used for general corporate purposes, remained undrawn at September 30, 2008. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for various funding purposes.

	Nature of financial		As of September 30, 2008
	institution	Purpose/intended	Aggregate
Term	commitment	use	facility	Drawn	Available
	(€ in millions)

Short-term	firm commitment	general corporate purposes, working capital, guarantees	504	139	365

Short-term	no firm commitment	working capital, cash management	176	—	176

Long-term((1))	firm commitment	project finance	307	307	—

Total			987	446	541

(1)	Including current maturities.

At September 30, 2008, the Company was in compliance with its debt covenants under the relevant facilities.

Interest expense for the years ended September 30, 2007 and 2008 was €129 million and €138 million, respectively.

Aggregate amounts of debt maturing subsequent to September 30, 2008 are as follows:

Fiscal year ending September 30,	Amount
(€ in millions)

2009	207
2010	773
2011	82
2012	68
2013	40

Total	1,170

30.	Other Financial Liabilities

Other non-current financial liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Redeemable interest	64	—
Settlement for antitrust related matters (note 40)	37	17
License fees payable	27	—
Other	6	3

Total	134	20

31.	Other Liabilities

Other non-current liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Deferred income	114	43
Deferred government grants (note 8)	60	9
Deferred compensation	13	11
Other	6	13

Total	193	76

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

32.	Equity

Ordinary Share Capital

As of September 30, 2008 the Company had 749,742,085 registered ordinary shares, notional value of €2.00 per share, outstanding. During the years ended September 30, 2007 and 2008 the Company increased its share capital by €4 million and €0 million, respectively, by issuing 2,119,341 and 13,450 ordinary shares, respectively, in connection with the Company’s Long-Term Incentive Plans.

Authorized and Conditional Share Capital

In addition to the issued share capital, the Company’s Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2008, the Management Board may use these authorizations to issue new shares as follows:

•	Through January 19, 2009, Authorized Share Capital II/2004 — in an aggregate nominal amount of up to €30 million to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

•	Through February 14, 2012, Authorized Share Capital 2007 — in an aggregate nominal amount of up to €224 million to issue shares for cash, where the pre-emptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the pre-emptive rights of shareholders may be excluded for all shares.

The Company has conditional capital of up to an aggregate nominal amount of €92 million (Conditional Share Capital I), of up to an aggregate nominal amount of €29 million (Conditional Share Capital III) and up to an aggregate nominal amount of €24.5 million (Conditional Share Capital IV/2006) that may be used to issue up to 72.6 million new registered shares in connection with the Company’s long-term incentive plans (see note 34). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has conditional capital of up to an aggregate nominal amount of €152 million (Conditional Share Capital 2002) that may be used to issue up to 76 million new registered shares upon conversion of debt securities, issued in June 2003 and which may be converted at any time until May 22, 2010 (see note 29). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has further conditional capital of up to an aggregate nominal amount of €248 million (Conditional Share Capital 2007) that may be used to issue up to 124 million new registered shares upon conversion of debt securities which may be issued before February 14, 2012. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has further conditional capital of up to an aggregate nominal amount of €150 million (Conditional Share Capital 2008) that may be used to issue up to 75 million new registered shares upon conversion of debt securities which may be issued before February 13, 2013. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Other Components of Equity

The changes in other components of equity for the fiscal years ended September 30, 2007 and 2008 are as follows:

	2007			2008
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
	(€ in millions)

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	(4)	—	(4)	2	—	2
Reclassification adjustment for losses (gains) included in net income or loss	(7)	—	(7)	1	—	1

Net unrealized (losses) gains	(11)	—	(11)	3	—	3

Unrealized gains (losses) on cash flow hedges	3	—	3	(2)	—	(2)
Foreign currency translation adjustment	(106)	—	(106)	(36)	—	(36)

Other components of equity	(114)	—	(114)	(35)	—	(35)

Dividends

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders.

The ordinary shareholders meeting held in February 2008 did not authorize a dividend for the 2007 fiscal year. No earnings are available for distribution as a dividend for the 2008 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2008.

Subject to market conditions, Infineon intends to retain future earnings for investment in the development and expansion of its business.

Minority Interests

ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. In December 2005, the Company further amended its agreements with IBM in respect of the ALTIS joint venture and began to fully consolidate ALTIS, whereby IBM’s 50 percent ownership interest is reflected as minority interest (see note 6).

Effective May 1, 2006, the Company contributed substantially all of the operations of its memory products segment, including the assets and liabilities that were used exclusively for these operations, to Qimonda, a stand-alone legal company. On August 9, 2006, Qimonda completed an initial public offering on the New York Stock Exchange through the issuance of 42 million ADSs which are traded as ADSs under the symbol “QI”, for an offering price of $13 per ADS. In addition, the Company sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result of these transactions, the Company reduced its shareholding in Qimonda to 85.9 percent. During the fourth quarter of the 2007 fiscal year, Infineon sold an additional 28.75 million Qimonda ADSs (including underwriters’ over-allotment option), further reducing its ownership interest in Qimonda to 77.5 percent. The minority investors’ ownership interest in Qimonda of 22.5 percent as of September 30, 2007 and 2008 is reflected as minority interest (see note 6).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

33.	Capital Management

The key objective of the Company’s capital management is to ensure financial flexibility on the basis of a sound capital structure. In line with peer companies in the industry, there is a strong emphasis on liquidity in order to finance operations and make planned capital expenditures throughout business cycles. The sources of liquidity are cash flows generated from operations, cash on hand; and available credit facilities as well as the issuance and sale of securities on the capital markets.

The Company is not subject to any statutory capital requirements. Furthermore, its capital management during the years ended September 30, 2007 and 2008 was supported by U.S. GAAP financial results, since these were the primary accounting standards used by the Company during those periods. Starting October 1, 2009, with the implementation of IFRS as primary accounting standards, the Company’s capital management will be based exclusively on IFRS.

In addition, effective May 1, 2006 substantially all of the memory products-related assets and liabilities, operations and activities of the Company were contributed to Qimonda, a stand-alone legal company (see note 6). Therefore, since its Formation, Qimonda has had a capital management policy that is independent from that of the remainder of the Company. Consequently, the capital management discussion in the remainder of this section is based on U.S. GAAP financial balances and results of Infineon excluding Qimonda, for the respective periods.

Infineon considers net debt, defined as the sum of short-term and long-term debt less gross liquidity, as the principal indication of its liquidity position. Gross liquidity is defined as the sum of cash, cash equivalents and marketable securities. Infineon’s capital structure is primarily managed by the ratio of gross debt-to-EBITDA and the relation of gross liquidity to sales. Infineon defines EBIT as earnings (loss) before income (loss) from discontinued operations, interest, and taxes. EBITDA is defined as EBIT plus depreciation and amortization. The specified targets are the maintenance of a debt-to-EBITDA ratio of approximately 2, and a ratio of gross liquidity to sales of approximately 20 percent to 25 percent.

For the years ended September 30, 2007 and 2008, on a U.S. GAAP basis, the debt-to-EBITDA ratios of Infineon excluding Qimonda were 2.4 and 2.6, respectively. The slight increase was mainly due to the negative development of the EBITDA results during the financial year. The ratios of gross liquidity to sales on a U.S. GAAP basis amounted to 25 percent and 20 percent, respectively, for the years ended September 30, 2007 and 2008. The decrease was principally due to the fact that Infineon’s gross liquidity as of September 30, 2007 reflected the proceeds of both the sale of shares in Qimonda as well as the issuance of exchangeable subordinated notes effected in that month. Subsequently, these proceeds were used among others to fund the acquisition of the mobile products division of LSI in October 2007.

34.	Share-based Compensation

In 1999, the Company’s shareholders approved a long-term incentive plan, which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company’s stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

In 2001, the Company’s shareholders approved the International Long-Term Incentive Plan (“LTI 2001 Plan”) which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions; however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company could grant up to 51.5 million options over a five-year period. The exercise price of each option equals 105 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire seven years from the grant date.

Under the LTI 2001 Plan, the Company’s Supervisory Board decided annually within 45 days after publication of the financial results how many options to grant to the Management Board. The Management Board, within the same period, decided how many options to grant to eligible employees.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

In 2006, the Company’s shareholders approved the Stock Option Plan 2006 (“SOP 2006”) which replaced the LTI 2001 Plan. Under the terms of SOP 2006, the Company can grant up to 13 million options over a three-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options are only exercisable if the price of a share exceeds the trend of the comparative index Philadelphia Semiconductor Index (“SOX”) for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire six years from the grant date.

Under the SOP 2006, the Supervisory Board will decide annually within a period of 45 days after publication of the annual results or the results of the first or second quarters of a fiscal year, but no later than two weeks before the end of the quarter, how many options to grant to the Management Board. During that same period the Management Board may grant options to other eligible employees.

At the discretion of the Company, exercised options of the LTI 2001 Plan and SOP 2006 can be satisfied with shares either by issuing shares from the “Conditional Share Capital I” and “Conditional Share Capital III” for the LTI 2001 Plan or from the “Conditional Share Capital III” and “Conditional Share Capital IV/2006” for the SOP 2006 or by transferring own shares held by the Company.

A summary of the status of the LTI 1999 Plan, the LTI 2001 Plan, and the SOP 2006 as of September 30, 2007 and 2008, respectively, and changes during the fiscal years then ended are presented below (options in millions, exercise price in Euro, intrinsic value in millions of Euro):

			Weighted-
		Weighted-	average
	Number of	average	remaining life	Aggregated
	options	exercise price	(in years)	intrinsic value

Outstanding at September 30, 2006	44.8	18.12	3.54	14
Granted	2.3	13.30
Exercised	(2.1)	8.91
Forfeited and expired	(5.6)	33.58

Outstanding at September 30, 2007	39.4	16.17	2.99	66

Vested and expected to vest, net of estimated forfeitures at September 30, 2007	39.1	16.20	2.97	66
Exercisable at September 30, 2007	25.8	19.52	2.06	31
Outstanding at September 30, 2007	39.4	16.17	2.99	66
Granted	—	—
Exercised	—	—
Forfeited and expired	(6.2)	37.44

Outstanding at September 30, 2008	33.2	12.30	2.28	—

Vested and expected to vest, net of estimated forfeitures at September 30, 2008	30.6	12.32	2.28	—
Exercisable at September 30, 2008	26.5	12.89	1.83	—

The weighted average share price of exercised options during the 2007 fiscal year was €11.56.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2008 (options in millions, exercise prices in Euro):

	Outstanding			Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number of	remaining life	exercise	Number of	exercise
Range of exercise prices	options	(in years)	price	options	price

€ 5 - €10	18.3	2.78	€8.73	13.8	€8.82
€10 - €15	9.3	2.54	€12.62	7.1	€12.42
€15 - €20	0.2	0.83	€15.75	0.2	€15.75
€20 - €25	5.4	0.18	€23.70	5.4	€23.70

Total	33.2	2.28	€12.30	26.5	€12.89

Options with an aggregate fair value of €32 million and €26 million vested during the fiscal years ended September 30, 2007 and 2008, respectively. Options with a total intrinsic value of €6 million and €0 were exercised during the fiscal years ended September 30, 2007 and 2008, respectively.

Changes in the Company’s unvested options for the fiscal years ended September 30, 2007 and 2008 are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

			Weighted-
		Weighted-	average
	Number of	average grant	remaining life	Aggregated
	options	date fair value	(in years)	intrinsic value

Unvested at September 30, 2006	19.2	4.11	5.11	11
Granted	2.3	2.03
Vested	(7.0)	4.63
Forfeited	(0.9)	3.91

Unvested at September 30, 2007	13.6	3.50	4.77	35

Unvested options expected to vest	13.2	3.53	4.81	34
Unvested at September 30, 2007	13.6	3.50	4.77	35
Granted	—	—
Vested	(6.5)	4.04
Forfeited	(0.4)	3.23

Unvested at September 30, 2008	6.7	2.96	4.05	—

Unvested options expected to vest	4.1	3.30	4.03	—

The fair value of each option grant issued pursuant to the 1999 and 2001 Long-Term Incentive Plans was estimated on the grant date using the Black-Scholes option-pricing model. For options granted prior to October 1, 2005, Infineon relied on historical volatility measures when estimating the fair value of stock options granted to employees. For options granted after October 1, 2005, Infineon uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated based on historical experience.

The fair value of each option grant issued pursuant to the Stock Option Plan 2006 was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the SOX and its impact on stock option fair value. The Company uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated using the Monte Carlo simulation model.

For options granted after October 1, 2005, forfeitures are estimated based on historical experience; prior to that date, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during the fiscal year ended September 30, 2008.

The following weighted-average assumptions were used in the fair value calculation during the fiscal year ended September 30, 2007:

2007

Weighted-average assumptions:
Risk-free interest rate	3.91%
Expected volatility, underlying shares	40%
Expected volatility, SOX index	36%
Forfeiture rate, per year	3.40%
Dividend yield	0%
Expected life in years	3.09
Weighted-average fair value per option at grant date in €	2.03

As of September 30, 2008, there was a total of €4 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of less than one year.

Share-Based Compensation Expense

Share-based compensation expense was allocated as follows for the fiscal years ended September 30, 2007 and 2008:

	2007	2008
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	2	1
Selling, general and administrative expenses	6	3
Research and development expenses	4	1

Total share-based compensation expense	12	5

Share-based compensation effect on basic and diluted loss per shares in €	(0.02)	(0.01)

Cash received from stock option exercises was €19 million and €0 during the fiscal years ended September 30, 2007 and 2008, respectively. The amount of share-based compensation expense which was capitalized and remained in inventories for the fiscal years ended September 30, 2007 and 2008 was immaterial. Share-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

35.	Supplemental Cash Flow Information

	2007	2008
	(€ in millions)

Cash paid for:
Interest	93	62
Income taxes	80	16
Non-cash investing activities:
Molstanda (note 5)	(41)	—
Non-cash financing activities:
Molstanda (note 5)	76	—

36.	Related Parties

The Company has transactions in the normal course of business with Equity Method Investments and related persons such as Management and Supervisory Board (collectively, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Related Party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and Related Companies, and totaled €80 million and €78 million as of September 30, 2007 and 2008, respectively. At September 30, 2007, current financial and other receivables from Equity Method Investments and Related Companies included a revolving term loan of €52 million due from ALTIS.

Related Party payables consist primarily of trade, financial, and other payables from Equity Method Investments, and totaled €176 million and €21 million as of September 30, 2007 and 2008, respectively.

Related Party receivables and payables as of September 30, 2007 and 2008 have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

Sales to Related Parties totaled €57 million and €1 million in the 2007 and 2008 fiscal years, respectively, whereas purchases from Related Parties totaled €47 million and €148 million in the 2007 and 2008 fiscal years, respectively.

Remuneration of Management

In the 2008 fiscal year, the active members of the Management Board received total compensation of €4.9 million. In the 2007 fiscal year the members of the Management Board active in this year received total compensation of €6.5 million, including 550,000 stock options with a fair value of €1.1 million (determined in accordance with the Monte Carlo simulation model). In the 2008 fiscal year, no stock options were granted to members of the Management Board. No performance-related bonuses were paid for the 2007 and 2008 fiscal years. The total cash compensation in the 2008 fiscal year amounts to €4.9 million (previous year: €5.3 million).

The total aggregate cash compensation of the members of the Supervisory Board in the 2008 fiscal year amounted to €0.5 million (previous year: €0.6 million). In addition, according to the Articles of Association each member of the Supervisory Board received in the 2007 fiscal year 1,500 share appreciation rights with a fair value of €2.03 (determined in accordance with the Monte Carlo simulation model). In the 2008 fiscal year, the members of the Supervisory Board waived their share appreciations rights.

Former members of the Management Board received total payments of €0.9 million (severance and pension payments) in the 2008 fiscal year. This includes the compensation paid to Dr. Ziebart from June 2008 onward in the amount of €0.6 million.

As required by IFRS, during the 2008 fiscal year a total of €1.2 million was added to pension reserves for current pensions and entitlements of former Management Board members; as of September 30, 2008, these pension reserves amount to €26.6 million.

Neither Infineon nor any of its subsidiaries have granted loans to any member of our Supervisory or Management Boards.

Regarding the required information on the individual remuneration of the members of our Supervisory or Management Boards pursuant to HGB section 314 par. 1 No. 6 subsection a, sentence 5 to 9, reference is made to the Compensation Report which is part of the Operating and Financial Review.

37.	Employee Benefits

Pension benefits provided by the Company are currently organized primarily through defined benefit pension plans which cover a significant portion of the Company’s employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment, while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is September 30.

In February 2007, the Company transferred the majority of its existing domestic (German) pension plans into a new Infineon pension plan with effect from October 1, 2006. Under the new plan, employee benefits are predominantly based on contributions made by the Company, although defined benefit provisions are retained. The plan qualifies as a defined benefit plan and, accordingly, the change from the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

previous defined benefit plans is treated as a plan amendment pursuant to IAS 19. In comparison to the existing domestic pension obligation, the additional impact on defined benefit obligation consists of past service cost of approximately €4 million which were immediately recognized in profit and loss.

Information with respect to the Company’s pension plans for the years ended September 30, 2007 and 2008 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Change in projected benefit obligation:
Present Value of defined benefit obligation beginning of year	(477)	(81)	(398)	(77)
Current service cost	(28)	(4)	(16)	(3)
Interest cost	(21)	(4)	(18)	(4)
Actuarial gains (losses)	121	5	69	(1)
Divestitures	2	—	—	—
New plan created and plan amendments	(4)	—	1	(1)
Curtailments	—	1	—	—
Benefits paid	5	3	5	2
Plan transfers to Qimonda	—	—	7	—
Present value of defined benefit obligation reclassified as held for disposal	4	—	53	2
Foreign currency effects	—	3	—	3

Present value of defined benefit obligation end of year	(398)	(77)	(297)	(79)

Change in fair value of plan assets:
Fair value at beginning of year	306	40	368	41
Expected return on plan assets	19	3	22	3
Actuarial losses	(2)	—	(63)	(5)
Contributions	50	5	10	3
Benefits paid	(5)	(3)	(5)	(2)
Plan transfers to Qimonda	—	—	(7)	—
Fair value plan assets reclassified as held for disposal	—	—	(27)	(1)
Foreign currency effects	—	(4)	—	(4)

Fair value of plan assets at end of year	368	41	298	35

A reconciliation of the funded status of the Company’s pension plans to the amounts recognized in the consolidated balance sheets is as follows:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Present value of funded obligations	(398)	(77)	(297)	(79)
Fair value of plan assets	368	41	298	35

Funded status	(30)	(36)	1	(44)

Asset ceiling	—	(2)	—	—

Asset (liability) recognized	(30)	(38)	1	(44)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Amounts recognized in the consolidated balance sheets consist of:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Pension assets	—	—	1	—
Current portion pension liabilities (note 28)	(5)	—	—	(1)
Pension liabilities	(25)	(38)	—	(43)

Asset (liability) recognized	(30)	(38)	1	(44)

The experience adjustments, meaning differences between changes in assets and obligations expected on the basis of actuarial assumptions and actual changes in those assets and obligations, are as follows:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Differences between expected and actual developments:
of fair value of the obligation	13	2	4	(1)
of fair value of plan assets	(2)	—	(63)	(5)

The actual return on plan assets was €20 and €(43) in the years ended September 30, 2007 and 2008, respectively.

The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Discount rate	5.5%	5.6%	6.8%	6.1%
Rate of salary increase	2.5%	2.2%	2.5%	2.8%
Projected future pension increases	1.8%	2.7%	2.0%	2.9%
Expected return on plan assets	6.1%	6.9%	6.5%	7.0%

Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company’s long-term obligation.

Investment Strategies

The investment approach of the Company’s pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The Company’s pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and annual liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Expected Long-term Rate of Return on Plan Assets

Establishing the expected rate of return on pension assets requires judgment. The Company’s approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time, the types of investment classes in which pension plan

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

assets are invested, long-term investment strategies, as well as the expected compounded return the Company can reasonably expect the portfolio to earn over appropriate time periods.

The Company reviews the expected long-term rate of return annually and revises it as appropriate. Also, the Company periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries.

Plan Asset Allocation

As of September 30, 2007 and 2008 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2007		2008		Targeted allocation
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Equity securities	37%	60%	30%	47%	36%	47%
Debt securities	34%	22%	36%	16%	31%	17%
Other	29%	18%	34%	37%	33%	36%

Total	100%	100%	100%	100%	100%	100%

The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in shares of Infineon.

The components of net periodic pension cost for the years ended September 30, 2007 and 2008 are as follows:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(22)	(4)	(16)	(3)
Interest cost	(19)	(4)	(18)	(4)
Expected return on plan assets	17	3	22	3
Amortization of unrecognized prior service (cost) benefit	(1)	—	1	—
Curtailment gain recognized	—	1	—	—

Net periodic pension cost	(25)	(4)	(11)	(4)

The past service costs relating to the pension plans are amortized in equal amounts over the average period until the benefits become vested.

Actuarial gains of €124 million and €10 million have been recognized in the statement of recognized income and expense for the years ended September 30, 2007 and 2008 respectively.

It is not planned nor anticipated that any plan assets will be returned to any business entity during the next fiscal year.

The effect of employee terminations in connection with the Company’s restructuring plans (see note 10) on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2007 and 2008 pursuant to the provisions of IAS 19.

The remaining net periodic pension cost is mainly attributed to cost of sales and R&D expenses.

The interest cost due to the increase in the present value of the defined benefit obligation during a period and the interest income from the plan assets are shown as interest expense or interest income.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The company recognized €108 million and €105 million as an expense for defined contribution plans in the financial years ended September 30, 2007 and 2008.

38.	Additional Disclosures on Financial Instruments

The following table presents the carrying amounts and the fair values by class of financial instruments and reconciliation from the classes of financial instruments to the IAS 39 categories of financial instruments.

		Categories of financial assets
		At fair
		value
		through
	Carrying	profit or	Available	Loans and
Financial assets:	amount	loss	for sale	receivables	Fair value
	(€ in millions)

Balance September 30, 2007
Current assets:
Cash and cash equivalents	1,809	—	—	1,809	1,809
Available-for-sale financial assets	417	—	417	—	417
Trade and other receivables	1,138	—	—	1,138	1,138
Other current financial assets	78	78	—	—	78
Non-current assets:
Other financial assets	162	—	66	96	162

Total	3,604	78	483	3,043	3,604

Balance September 30, 2008
Current assets:
Cash and cash equivalents	749	—	—	749	749
Available-for-sale financial assets	134	—	134	—	134
Trade and other receivables	799	—	—	799	799
Other current financial assets	19	19	—	—	19
Non-current assets:
Other financial assets	133	—	29	104	133

Total	1,834	19	163	1,652	1,834

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

		Categories of financial liabilities
		At fair		Other
		value	Designated	financial
		through	cash flow	liabilities
	Carrying	profit or	hedges at	(amortized	Lease
Financial liabilities:	amount	loss	fair value	cost)	liabilities	Fair value
	(€ in millions)

Balance September 30, 2007
Current liabilities:
Short-term debt and current maturities of long-term debt	336	—	—	308	28	333
Trade and other payables	1,347	—	—	1,347	—	1,347
Other current financial liabilities	78	38	—	40	—	78
Non-current liabilities:
Long-term debt	1,227	—	—	1,127	100	1,333
Other financial liabilities	134	—	—	134	—	134

Total	3,122	38	—	2,956	128	3,225

Balance September 30, 2008
Current liabilities:
Short-term debt and current maturities of long-term debt	207	—	—	207	—	207
Trade and other payables	507	—	—	507	—	507
Other current financial liabilities	63	20	5	38	—	63
Non-current liabilities:
Long-term debt	963	—	—	963	—	967
Other financial liabilities	20	—	—	20	—	20

Total	1,760	20	5	1,735	—	1,764

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table contains information about net gains (losses) from continuing operations by category of financial instruments for the years ended September 30:

			Financial assets and
			financial receivables
			at fair value through
			profit or loss
			Designated
			as at fair
	Available-		value
	for-sale		through
Net gains (losses) on	financial	Loans and	profit or	Held for	Other	Cash flow
financial instruments	assets	receivables	loss	trading	liabilities	hedges	Total
	(€ in millions)

Fiscal year 2007:
Total removed from equity and recognized in profit or loss	(7)	—	—	—	—	2	(5)
Fair value gain (loss) recognized directly in equity	—	—	—	—	—	—	—

Net gains (losses) recognized in equity	(7)	—	—	—	—	2	(5)

Interest revenue	9	36	2	(1)	(143)	(2)	(99)
Net foreign exchange gain (loss)	—	(96)	—	16	83	—	3
Fair value gain (loss)	7	—	(1)	1	—	—	7
Impairment loss (reversal)	—	11	—	—	—	—	11

Total recognized in profit or loss	16	(49)	1	16	(60)	(2)	(78)

Total net gain (loss)	9	(49)	1	16	(60)	—	(83)

Fiscal year 2008:
Total removed from equity and recognized in profit or loss	(2)	—	—	—	—	(2)	(4)
Fair value gain (loss) recognized directly in equity	1	—	—	—	—	—	1

Net gains (losses) recognized in equity	(1)	—	—	—	—	(2)	(3)

Interest revenue	9	46	2	—	(147)	(2)	(92)
Net foreign exchange gain (loss)	—	(10)	—	15	10	—	15
Fair value gain (loss)	(3)	—	(10)	(12)	—	—	(25)
Impairment loss (reversal)	(6)	(3)	—	—	—	—	(9)

Total recognized in profit or loss	—	33	(8)	3	(137)	(2)	(111)

Total net gain (loss)	(1)	33	(8)	3	(137)	(4)	(114)

Derivative Financial Instruments and Hedging Activities

The Company periodically enters into derivative financial instruments, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2007 and 2008 are as follows:

	2007		2008
	Notional	Fair	Notional	Fair
	amount	value	amount	value
	(€ in millions)

Forward contracts sold:
U.S. dollar	735	25	213	(5)
Japanese yen	17	—	5	—
Singapore dollar	—	—	10	—
Malaysian ringgit	3	—	3	—
Norwegian krone	2	—	—	—
Forward contracts purchased:
U.S. dollar	356	(20)	157	(4)
Japanese yen	73	(2)	1	—
Singapore dollar	24	—	29	—
Great Britain pound	6	—	9	—
Malaysian ringgit	83	(2)	52	—
Norwegian krone	7	—	2	—
Other currencies	1	—	—	—
Currency Options sold:
U.S. dollar	—	—	177	(5)
Currency Options purchased:
U.S. dollar	—	—	163	1
Interest rate swaps	700	(10)	500	(1)
Other	231	20	77	(1)

Fair value, net		11		(15)

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the fiscal year ended September 30, 2008, the Company designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the fiscal year ended September 30, 2008. However, it excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €4 million of the net losses recognized directly in other components of equity as of September 30, 2008 will be reclassified into earnings during the 2009 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of September 30, 2008 have maturities of six months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the fiscal year ended September 30, 2007 and 2008, no gains or losses were reclassified from other components of equity as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

Fair Value

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2008, the subordinated convertible and exchangeable notes, both due 2010, were trading at a 12.07 percent and a 12.34 percent discount to par, respectively, based on quoted market values. The fair values of the Company’s cash and cash equivalents, receivables and payables, as well as related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Available for sale financial assets are recorded at fair value (see note 15).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

39.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Company uses derivative financial instruments to hedge certain risk exposures. Risk management is carried out by a central Finance and Treasury (“FT”) department under policies approved by the management board. The FT department identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The FT department’s policy contains written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Market Risk

Market risk is defined as the risk of loss related to adverse changes in market prices of financial instruments, including those related to foreign exchange rates and interest rates.

The Company is exposed to various financial market risks in the ordinary course of business transactions, primarily resulting from changes in foreign exchange rates and interest rates. The Company enters into diverse derivative financial transactions with several counterparties to limit such risks. Derivative instruments are used only for hedging purposes and not for trading or speculative purposes.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Although the Company prepares the consolidated financial statements in Euro, major portions of its sales volumes as well as costs relating to the design, development, manufacturing and marketing of products are denominated in currencies other than the Euro, primarily the U.S. dollar. Fluctuations in the exchange rates of these currencies to the Euro had an effect on profitability in the 2007 and 2008 fiscal years.

Management has established a policy to require the Company’s individual legal entities to manage their foreign exchange risk against their functional currency. The legal entities are required to internally hedge their entire foreign exchange risk exposure with the Company’s FT department. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the individual entities use forward contracts, transacted with the Company’s FT department.

The Company’s policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of its estimated net exposure for the initial two-month period, at least 50 percent of its estimated net exposure for the third month and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of the foreign currency exposure cannot be mitigated due to differences between actual and forecasted amounts. The Company calculates this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

For the fiscal years ended September 30, 2007 and 2008, net gains (losses) related to foreign currency derivatives and foreign currency transactions included in determining net income (loss) amounted to €3 million and €15 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table shows the net exposure for continuing operations by major foreign currencies and the potential effects on a 10 percent shift of the currency exchange rates to be applied as of September 30, 2007 and 2008.

	Profit or Loss		Equity
September 30, 2007	+10%	-10%	+10%	-10%
	(€ in millions)

EUR/USD	(8)	9	—	—
EUR/MYR	(6)	7	—	—
EUR/YEN	—	1	—	—
EUR/SGD	(1)	1	—	—

	Profit or Loss		Equity
September 30, 2008	+10%	-10%	+10%	-10%
	(€ in millions)

EUR/USD	2	(3)	11	(15)
EUR/MYR	(5)	6	—	—
EUR/YEN	(1)	1	—	—
EUR/SGD	(1)	1	—	—

Interest Rate Risk

In accordance with IFRS 7 interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk through its debt instruments, fixed-term deposits and loans. During the 2003 fiscal year, the Company issued a convertible bond and in 2007 fiscal year the Company issued an exchangeable bond on Qimonda shares. Due to the high volatility of its core business and to maintain high operational flexibility, the Company keeps a substantial amount of cash and marketable securities. These assets are mainly invested in instruments with contractual maturities ranging from one to 12 months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, the Company attempts to align the duration of the interest rates of its debts and current assets by the use of interest rate derivatives.

Fluctuating interest rates have an impact on parts of each of the Company’s marketable securities, debt obligations and standby lines of credit. The Company makes use of derivative instruments such as interest rate swaps to hedge against adverse interest rate developments. The Company entered into interest rate swap agreements that primarily convert the fixed interest rate on its convertible bond to a floating interest rate based on the relevant European Interbank Offering Rate (“EURIBOR”).

IFRS 7 requires a sensitivity analysis showing the effect of possible changes in market interests on profit or loss and equity. The Company does not hold any fixed-rate financial assets and liabilities categorized as at fair value through profit or loss and does not apply hedge accounting for interest rate risk. Therefore a change in the interest rate would not affect profit or loss. In respect to fixed-rate available-for-sale financial assets a change of 100 basis points in interest rates would have increased or decreased equity by €3 million and by €1 million as of September 30, 2007 and 2008, respectively.

Changes in market interest rates affect interest income and interest expense on floating interest financial instruments. A change of +/- 100 basis points in interest rates at the reporting date would have increased or decreased profit or loss by €2 million and by €4 million in the 2007 and 2008 fiscal year.

Changes in interest rates affect the fair value and cash flows of interest rate derivatives. Under the assumption the market interest rate would change by 100 basis points profit or loss would decrease or increase by €14 million and by €12 million in the 2007 and 2008 fiscal year.

Other Price Risk

According to IFRS 7 other price risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Infineon holds financial instruments which are exposed to market price risks. A potential change of in the relevant market prices of 5 percent would increase or decrease profit or loss by €8 million and €4 million for the fiscal years ended September 30, 2007 and 2008.

Additionally, the Company is exposed to price risks with respect to raw materials used in the manufacture of its products. The Company seeks to minimize these risks through its sourcing policies (including the use of multiple sources, where possible) and its operating procedures. The Company does not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures described above.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and financial derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. The credit risk with respect to cash equivalents, marketable securities and financial derivatives is limited by transactions with a number of large international financial institutions, with pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amounts of agreements entered into with any one financial institution. The credit worthiness of the counterparties is checked regularly in order to keep the risk of default as low as possible. However, the Company cannot fully exclude the possibility of any loss arising from the default of one of the counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

Liquidity risk could arise from the Company’s potential inability to meet matured financial obligations. The Company’s liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company’s FT department maintains flexibility in funding by maintaining availability under committed credit lines.

The following table discloses a maturity analysis for non-derivative financial liabilities and a cash flow analysis for derivative financial instruments with negative fair values. The table shows the undiscounted contractually agreed cash flows which result from the respective financial liability. Cash flows are recognized at trade date when the Company becomes a party to the contractual provision of the financial instrument. Amounts in foreign currencies are translated using the closing rate at the reporting date. Financial instruments with variable interest payments are determined using the interest rate from the last interest fixing before September 30, 2008. The cash outflows of financial liabilities that can be paid off at any time are assigned to the time band where the earliest redemption is possible.

	Contractual
	cash flows	2009	2010	2011	2012	2013	Thereafter
	(€ in millions)

Non derivative financial liabilities	1,943	805	928	93	72	42	3
Derivative financial liabilities:
Cash outflow	492	412	80	—	—	—	—
Cash inflow((1))	(474)	(401)	(73)	—	—	—	—

Total	1,961	816	935	93	72	42	3

(1)	Cash inflows of derivates financial liabilities are also included when the instruments is gross settled in order to show all contractual cash flows.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

40.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”). In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, court approved the settlement agreement and entered final judgment and dismissed the claims with prejudice.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. In October 2007, the court denied a motion of the Company, IF North America, and the other defendants to dismiss the Unisys complaint.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in all of these cases, which have been scheduled for hearing on December 17, 2008.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchaser’s case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs have appealed to the Ninth Circuit Court of Appeals. On August 14, 2008, the Ninth Circuit issued its decision affirming the dismissal of this action. 23 of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

above. 19 of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008, the district court in the MDL proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal and the parties submitted a stipulation and proposed order to that effect. The district court stayed proceedings pending the Court of Appeals’ decision whether to accept the appeal and scheduled a hearing for October 30, 2008 to decide whether the stay should remain in place until the appeal is decided.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorney generals of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorney generals case partly dismissed and partly granted the motion. On May 13, 2008, the Company answered the complaint by the State of New York and the multistate complaint. On September 15, 2008, the Company filed an amended answer to the multistate complaint. Between June 25, 2007 and April 28, 2008, the state attorneys general of six states, Alaska, Delaware, Ohio, New Hampshire, Texas and Vermont, filed requests for dismissal of their claims. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. On September 5, 2008, the Court entered an order denying both states’ motions for class certification. On September 15, 2008, the New York State Attorney General filed a motion for judgment on the pleadings regarding certain defendants’ affirmative defenses to New York’s amended complaint. A hearing for the motion was scheduled for December 17, 2008.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. In light of its plea agreement with the DOJ, the Company made an accrual during the 2004 fiscal year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

than the reserve established, although the Company cannot more accurately estimate the amount of the actual fine. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend. In October 2006, the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. Plaintiffs filed a third amended complaint in July 2007. A hearing was held on November 19, 2007. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice. On August 13, 2008 the court denied a motion of the Company for summary judgment based on the statute of limitations. On August 25, 2008, the Company filed a motion for judgment on the pleadings against foreign purchasers, i.e., proposed class members who are neither residents nor citizens of the United States who bought securities of the Company on an exchange outside the United States. On August 25, 2008, the plaintiffs also filed a motion to certify the class. A hearing on both motions is scheduled for December 15, 2008.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents. In November 2007, the parties settled and the case was dismissed.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On January 25, 2008, the Company and IF North America filed an answer and counterclaim. Wi-LAN’s answer to the counterclaim was filed on March 20, 2008. On April 1, 2008, the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants. On July 29, 2008, the court determined the trial

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

date and the date for the “Markman-Hearing” on the construction of essential terms of the asserted patents. The trial date is January 4, 2011; the Markman-Hearing is scheduled for September 1, 2010.

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers. Since January 2008, various suppliers also gave their suppliers — including Infineon — third-party notice. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts. By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents. Concerning the lawsuit in Düsseldorf, CIF must reply by March 9, 2009 and DTAG and the parties who joined the lawsuit on the side of DTAG must respond by September 28, 2009. A court is scheduled for November and December 2009.

On April 12, 2008, Third Dimension Semiconductor Inc. filed suit in the U.S. District Court for the Eastern District of Texas against the Company and IF North America. The complaint alleges infringement of 3 U.S. patents by certain products, including power semiconductor devices sold under the name “CoolMOS”. On May 20, 2008, Third Dimension Semiconductor Inc. filed an amended complaint adding one more U.S. patent to the lawsuit. On September 19, 2008, the Company and IF North America filed an answer and counterclaim.

On April 18, 2008, LSI filed a complaint with the U.S. International Trade Commission to investigate an alleged infringement by 18 parties of one LSI patent (the “ITC Case”). On June 6, 2008, LSI filed a motion to amend such complaint to add Qimonda and four other respondents to the investigation. In addition, LSI filed a lawsuit in the Eastern District of Texas on the same patent against all respondents in the ITC Case, including Qimonda (see note 42).

Liabilities and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of September 30, 2008, Infineon Logic had accrued liabilities in the amount of €37 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints. In addition, as of September 30, 2008, Qimonda had accrued €36 million in connection with these matters. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2008(1):

	Payments due by period
		Less than					After
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	(€ in millions)

Operating lease payments	776	75	63	59	58	56	465
Unconditional purchase commitments tangible assets	44	44	—	—	—	—	—
Unconditional purchase commitments other	590	550	18	11	3	4	4
Future interest payments	111	53	43	8	4	1	2

Total Commitments	1,521	722	124	78	65	61	471

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers for the manufacturing and testing of semiconductor products. These agreements generally are greater than one year in duration and are renewable. Under the terms of these agreements, the Company has agreed to purchase a portion of their production output based, in part, on market prices.

Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices.

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2007(1):

	Expirations by period
		Less than					After
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	(€ in millions)

Maximum potential future payments:
Guarantees(2)	97	11	—	5	14	3	64
Contingent government grants(3)	47	20	12	4	5	6	—

Total contingencies	144	31	12	9	19	9	64

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings, and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

On a group-wide basis the Company has guarantees outstanding to external parties of €199 million as of September 30, 2008 (of which €97 million are guarantees of Infineon Logic, and €102 million are guarantees of Qimonda). In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of September 30, 2008, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, totaled €1,578 million, of which €1,062 million are guarantees of Infineon Logic and €516 million are guarantees of Qimonda. Of these guarantees, €988 million relates to convertible and exchangeable notes issued, of which €815 million relate to convertible and exchangeable notes issued by Infineon Logic and €173 million relates to convertible notes issued by Qimonda.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2008, a maximum of €330 million of these subsidies could be refundable (of which €283 million relate to Qimonda).

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which was included in restricted cash as of September 30, 2008. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with IAS 17, with monthly lease payments expensed on a straight-line basis over the lease term.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition. A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2008 is presented in note 26.

41.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with IFRS 8.

The Company’s reported organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into the stand-alone legal entity, Qimonda. Furthermore, effective March 31, 2008, the results of Qimonda are reported as discontinued operations in the Company’s consolidated statements of operations for all periods presented, while the assets and liabilities of Qimonda are classified as held for disposal in the September 30, 2008 consolidated balance sheet.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

As a result, the Company operates primarily in two operating segments: Automotive, Industrial & Multimarket, and Communication Solutions. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the IFRS 8 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in IFRS 8. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category.

Following the completion of the Qimonda carve-out, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments. In addition, Other Operating Segments includes net sales and earnings that Infineon Logic’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement. The Corporate and Eliminations segment reflects the elimination of these net sales and earnings. Furthermore, effective October 1, 2007, raw materials and work-in-process of the common production front-end facilities, and raw materials of the common back-end facilities, are no longer under the control or responsibility of any of the operating segment managers, but rather of the operations management. The operations management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is no longer attributed to the operating segments, but is included in the Corporate and Eliminations segment. Only work-in-process of the back-end facilities and finished goods are attributed to the operating segments. Also effective October 1, 2007, the Company records gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment. The segments’ results of operations of prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

The Company’s Management Board has been collectively identified as the CODM. The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and EBIT. The CODM does not review asset information by segment nor does he evaluate the segments on these criteria on a regular basis, except that the CODM is provided with information regarding certain inventories on an operating segment basis. The Company does, however, allocate depreciation and amortization expense to the operating segments based on production volume and product mix using standard costs.

The accounting policies applied for segment reporting purposes are based on U.S. GAAP and may differ from those described in Note 2 which are based on IFRS. Significant differences in the accounting policies are discussed in Note 4.

Information with respect to the Company’s operating segments follows whereby the net difference between IFRS and U.S. GAAP financial information is presented in a single line in order to reconcile to measures on the basis of IFRS:

Automotive, Industrial & Multimarket

The Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, and applications with customer-specific product requirements.

Communication Solutions

The Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications.

Other Operating Segments

Remaining activities for certain product lines that have been disposed of, as well as other business activities, are included in the Other Operating Segments.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Selected segment data for the years ended September 30, 2007 and 2008 is as follows:

	2007	2008
	(€ in millions)

Net sales:
Automotive, Industrial & Multimarket	3,017	2,963
Communication Solutions(1)	1,051	1,360
Other Operating Segments(2)	219	100
Corporate and Eliminations(3)	(213)	(102)

Total	4,074	4,321

(1)	Includes inter-segment sales of €30 million and €10 million for the fiscal years ended September 30, 2007 and 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €189 million and €79 million for the fiscal years ended September 30, 2007 and 2008, respectively, from sales of wafers from Infineon Logic’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of inter-segment sales of €219 million and €89 million for the fiscal years ended September 30, 2007 and 2008, respectively, since these sales are not expected to be part of the Qimonda disposal plan.

	2007	2008
	(€ in millions)

EBIT:
Automotive, Industrial & Multimarket	291	315
Communication Solutions	(165)	(73)
Other Operating Segments	(12)	(3)
Corporate and Eliminations	(77)	(287)

Total U.S. GAAP	37	(48)

IFRS reconciliation differences	20	(4)

Total IFRS	57	(52)

Adjust: Interest income	47	56
Interest expense	(148)	(151)

Loss from continuing operations before income taxes	(44)	(147)

	2007	2008
	(€ in millions)

Depreciation and amortization:
Automotive, Industrial & Multimarket	401	341
Communication Solutions	186	186
Other Operating Segments	22	15
Corporate and Eliminations	—	—

Total U.S. GAAP	609	542

IFRS reconciliation differences	23	29

Total IFRS	632	571

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Income from investments accounted for using the equity method in the amount of €0 and €4 million was realized in the Automotive, Industrial and Multimarket segment during the years ended September 30, 2007 and 2008, respectively. None of the remaining reportable segments had income from investments accounted for using the equity method during any of the periods presented.

	2007	2008
	(€ in millions)

Inventories:
Automotive, Industrial & Multimarket	307	335
Communication Solutions	128	166
Other Operating Segments	—	—
Corporate and Eliminations	163	162

Subtotal	598	663

Qimonda	619	—

Total U.S. GAAP	1,217	663

IFRS reconciliation differences	(11)	2

Total IFRS	1,206	665

As of September 30, 2007 and 2008, all inventories were attributed to the respective operating segment, since they were under the direct control and responsibility of the respective operating segment managers.

	2007	2008
	(€ in millions)

Goodwill:
Automotive, Industrial & Multimarket	—	13
Communication Solutions	52	211
Other Operating Segments	—	—
Corporate and Eliminations	1	1

Subtotal	53	225

Qimonda	64	—

Total U.S. GAAP	117	225

IFRS reconciliation differences	—	—

Total IFRS	117	225

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Consistent with the Company’s internal management reporting, certain items are included in Corporate and Eliminations and not allocated to the logic segments. These include certain corporate headquarters costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in Corporate and Eliminations. Significant components of Corporate and Eliminations’ EBIT for the years ended September 30, 2007 and 2008 are as follows:

	2007	2008
	(€ in millions)

Corporate and Eliminations:
Unabsorbed excess capacity costs	(7)	(21)
Restructuring charges (note 10)	(45)	(188)
Share-based compensation expense (note 34)	(12)	(5)
Impairment charges	—	(59)
Other, net	(13)	(14)

Total	(77)	(287)

The following is a summary of net sales and of non-current assets by geographic area for the years ended September 30:

	2007	2008
	(€ in millions)

Net sales:
Germany	907	924
Other Europe	888	818
North America	564	503
Asia/Pacific	1,450	1,800
Japan	213	198
Other	52	78

Total	4,074	4,321

	2007	2008
	(€ in millions)

Non-current assets:
Germany	458	754
Other Europe	449	322
North America	8	35
Asia/Pacific	633	560
Japan	3	2

Infineon	1,551	1,673

Qimonda	2,329	—

Total U.S. GAAP	3,880	1,673

IFRS reconciliation differences	99	80

Total IFRS	3,979	1,753

Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 9.

No single customer accounted for more than 10 percent of the Company’s sales during the fiscal years ended September 30, 2007 or 2008.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company defines EBIT as earnings (loss) before income (loss) from discontinued operations, interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.

42.	Events after the Balance Sheet Date

Various Matters

Subsequent to September 30, 2008, the Company repurchased notional amounts of €95 million and €22 million of its exchangeable subordinated notes due 2010 and its convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash.

Effective October 1, 2008, the Company is organized into the following five operating segments: Automotive, Chip Card & Security, Industrial & Multimarket, Wireline Communications and Wireless Solutions.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described in note 40 filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described in note 40. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. The Company and Infineon Technologies North America have agreed to accept service of process as of November 19, 2008 in exchange for an extended period of time to respond to the complaint. The current response date is February 12, 2009.

On October 7, 2008 the Company and Third Dimension Semiconductor Inc. signed a Settlement and License Agreement and on October 21, 2008 filed a joint motion to dismiss the patent infringement case brought against the Company.

On October 13, 2008, Qimonda announced that it had entered into a share purchase agreement to sell its 35.6 percent stake in Inotera Memories, Inc, to Micron Technology, Inc, for cash proceeds of $400 million. The sale of the Inotera stake occurred in two equal tranches, on October 20, 2008 and November 26, 2008.

In the litigation led by LSI (see note 40), the court in the Eastern District of Texas stayed the case on June 20, 2998 while the ITC Case is pending. On October 17, 2008, Qimonda became a party to the ITC Case.

On October 21, 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security Division for alleged violations of antitrust laws. The investigation is in its very early stages, and the Company is assessing the facts and monitoring the situation carefully.

On October 30, 2008, the district court in the MDL proceedings entered an order staying the indirect purchaser proceedings in the Northern District of California during the period that the Ninth Circuit Court of Appeals considers the appeal on the decision of the district court to dismiss certain claims of the plaintiffs.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., Infineon Technologies North America Corporation and Infineon Technologies AG in the United States District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On November 25, 2008, Infineon Technologies AG, Infineon Technologies Austria AG and Infineon Technologies North America Corp. have filed suit in the United States District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation (collectively “Fairchild”) regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are the subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild has further filed another patent infringement suit against Infineon Technologies AG and Infineon Technologies North America Corp. in the United States District Court for the District of Maine alleging that certain products of Infineon infringe on two other patents of Fairchild which are not part of the Delaware lawsuit.

On December 5, 2008, the Company received a request for information from the European Commission regarding DRAM turnover data for its 2001 fiscal year.

Qimonda

On December 21, 2008, the Company, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda (see note 6).

Additional Information to the IFRS consolidated financial statements

Application of Exception Regulations

Pursuant to HGB section 264a, partnerships, where unlimited liability is not held by a natural person, or another partnership with a natural person as the unlimited liability partner, or any other relationships of these kinds, are required to prepare financial statements similar to a limited liability corporation.

For Infineon Technologies Dresden GmbH & Co. OHG, effective December 15, 2008, reorganized into Infineon Technologies Dresden GmbH, Dresden, the Company intends to utilize the exception pursuant to HGB Section 264b, exempting these partnerships from the requirement to prepare and disclose separate financial statements, because they are included in the consolidated financial statements of the holding company and such consolidated financial statements are registered with the trade register of the particular partnership.

Pursuant to HGB section 264 paragraph 3, the Company also intends to utilize the exception from preparing and disclosing separate financial statements due to a profit-or-loss-transfer agreement between Infineon Technologies AG and the following companies:

•	COMNEON GmbH, Nuremberg,

•	Infineon Technologies Finance GmbH, Munich, and

•	Infineon Technologies Wireless Solutions GmbH, Neubiberg.

Pursuant to HGB Section 291 paragraph 1, the Company also intends to utilize the exception from preparing separate consolidated financial statements of Qimonda AG, Munich, due to the fact that it is a subsidiary of an entity which prepares separate financial statements.

Information pursuant to Section 160 Section 1 No. 2 Corporate Act (AktG)

The Company did not make use of the authorization to repurchase and use its own shares, as granted by the general shareholders’ meeting on February 14, 2008, and the Company did not repurchase any of its own shares in the 2008 fiscal year. As of September 30, 2008, the Company did not hold any of its own shares.

Information pursuant to Section 160 Section 1 No. 8 Corporate Act (AktG)

The German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”) requires each shareholder whose voting rights reaches, exceeds or, after exceeding, falls below the 3, 5, 10, 15, 20, 25, 30, 50 or 75 percent thresholds of a listed corporation to notify such corporation and the German Federal

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Supervisory Authority for Financial Services (Bundesanstalt für Finanzdienstleistungaufsicht) immediately, but no later than four trading days after such shareholder has reached, exceeded or fallen below such a threshold. The Company has been notified of the changes in voting rights set forth below. The number of shares stated below is taken from the most recent shareholder notification and may therefore be outdated.

•	On June 8, 2006, the Capital Group Companies, Inc., Los Angeles, USA has informed the Company according to WpHG Section 21, paragraph 1 and Section 22 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany have fallen below the threshold of 5 percent on June 7, 2006 and amount on that date to 4.949 percent (corresponding to 36,995,392 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentences 2 and 3.

•	On June 14, 2006, Capital Group International, Inc., Los Angeles, USA has informed the Company according to WpHG Section 21, paragraph 1 and Section 22 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany have fallen below the threshold of 5 percent on June 7, 2006 and amount on that date to 4.949 percent (corresponding to 36,995,392 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentences 2 and 3.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has informed the Company according to WpHG Section 21, paragraph 1 and Section 23 that on February 7, 2008 its voting rights in Infineon Technologies AG, Neubiberg, Germany have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights).

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of ML UK Capital Holdings, London, United Kingdom, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to ML UK Capital Holdings in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through which the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG section 21 paragraph 1 WpHG that, on February 7, 2008 the voting rights of Merrill Lynch Holdings Limited, London, United Kingdom, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch Holdings Limited in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through which the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch Europe Intermediate Holdings, London, United Kingdom, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch Europe Intermediate Holdings in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch Europe PLC, London, England, in Infineon Technologies AG, Neubiberg,

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch Europe PLC in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through which the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch International Holdings Inc., Wilmington, USA, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch International Holdings Inc. in accordance with WpHG Section 22, paragraph 1, sentence 1 No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC, which is controlled by Merrill Lynch International Holdings Inc.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch International Inc., Wilmington, USA, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch International Inc. in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC, which is controlled by Merrill Lynch International Holdings Inc., which is controlled by Merrill Lynch International Inc.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch & Co Inc., Wilmington, USA, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch & Co Inc. in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC, which is controlled by Merrill Lynch International Holdings Inc., which is controlled by Merrill Lynch International Inc, which is controlled by Merrill Lynch & Co Inc.

•	On March 5, 2008, Brandes Investment Partners L.P. San Diego, USA, has informed the Company according to WpHG Section 21, paragraph 1 that, via shares its voting rights on Infineon Technologies AG, Neubiberg, Deutschland, have exceeded the threshold of 3 percent on February 12, 2008 and now amount to 3.08 percent (this corresponds to 23,073,601 voting rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 3.08 percent of the voting rights is to be attributed to the company.

•	On March 11, 2008, Dodge & Cox, San Francisco, USA, has informed the Company according to WpHG Section 21, paragraph 1 that, via shares the voting rights of Dodge & Cox International Stock Fund, San Francisco, USA, on Infineon Technologies AG, Neubiberg, Deutschland, have exceeded the threshold of 10 percent on March 7, 2008 and now amount to 10.03 percent (this corresponds to 75,227,800 voting rights).

•	On March 11, 2008, Dodge & Cox, San Francisco, USA, has informed the Company according to WpHG Section 21, paragraph 1 that via shares its voting rights on Infineon Technologies AG,

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Neubiberg, Germany, have exceeded the threshold of 10 percent on March 7, 2008 and now amount to 10.03 percent (this corresponds to 75,227,800 voting rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 10.03 percent of the voting rights (this corresponds to 75,227,800 voting rights) is to be attributed to the company from Dodge & Cox International Stock Fund, which holds directly more than 10 percent on Infineon Technologies AG (10.03 percent).

•	On December 2, 2008, Templeton Investment Counsel, LLC, Fort Lauderdale, Florida, USA, has informed the Company according to WpHG Section 21, paragraph 1 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the 5 percent limit on December 1, 2008 and amounted to 4.89 percent (corresponding to 36,691,854 Voting Rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 4.89 percent of the voting rights (corresponding to 36,691,854 Voting Rights) are to be attributed to the company.

•	On December 12, 2008, AllianceBernstein L.P., New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008 its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6.

•	On December 12, 2008, AllianceBernstein Corporation, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, Equitable Holdings LLC, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA Equitable Life Insurance Company, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA Equitable Financial Services, LLC, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA Financial, Inc., New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA S.A., Paris, France, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the thresholds of 3 percent and 5 percent and amounted to 2.68 percent (corresponding to 20,078,742 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 17, 2008, Templeton Global Advisors Limited, Nassau, Bahamas, has informed the Company according to WpHG Section 21, paragraph 1 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the 3 percent threshold on December 15, 2008 and amounted to 2.86 percent (corresponding to 21,412,923 Voting Rights). According to

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

WpHG Section 22, paragraph 1, sentence 1, No. 6, 2.86 percent of the voting rights (corresponding to 21,412,923 voting rights) is to be attributed.

Information pursuant to Section 161 German Corporate Act (AktG)

The compliance declaration prescribed by Section 161 AktG was executed by the Management Board and the Supervisory Board and made available to the shareholders on a continuous basis via the internet.

Accounting fees pursuant section 314 paragraph 1 No. 9 HGB

Year-end Audit Fees

In the 2008 fiscal year, the audit fees charged by KPMG AG Wirtschaftsprüfungsgesellschaft previously known as KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”), the Company’s independent auditors, amounted to €4.6 million (thereof €2.8 million charged by the auditor engaged to audit the consolidated financial statements) in connection with professional services rendered for the annual audit of the Company’s consolidated financial statements, including the audit of internal control over financial reporting as required for the 2008 fiscal year, as well as services normally provided by them in connection with statutory and regulatory filings or other compliance engagements.

Other Audit Fees

In addition to the amounts described above, KPMG charged the Company an aggregate of €1.0 million (thereof €0.6 million charged by the auditor engaged to audit the consolidated financial statements) in the 2008 fiscal year for other audit services. These services consisted mainly for the quarterly reviews.

Tax Fees

In addition to the amounts described above, KPMG charged the Company an aggregate of €0 (thereof €0 charged by the auditor engaged to audit the consolidated financial statements) in the 2008 fiscal year for professional services related primarily to tax compliance.

Other Fees

Fees of €0.9 million (of which €0.7 million related to the audit of the consolidated financial statements) were charged by KPMG in the 2008 fiscal year for other services. These services consisted of transaction and accounting advisory services, and IT system audits.

Management Board and Supervisory Board

Management Compensation in Fiscal Year 2008

Regarding the required information on the individual remuneration of the members of our Supervisory or Management Boards pursuant to HGB Section 314 par. 1 No. 6 subsection a, sentence 5 to 9, reference is made to the Compensation Report which is part of the Operating and Financial Review.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Management Board

The current members of our Management Board, their positions and their ages are as follows:

				Memberships of Supervisory Boards
				and comparable governing bodies of
		Term		domestic and foreign companies during
Name	Age	expires	Position	the fiscal year ended September 30, 2008

Peter Bauer	48	September 30, 2011	Spokesman of the Management Board, Chief Executive Officer (since June 1, 2008)	Member of the Board of Directors of: Infineon Technologies China Co., Ltd.,
Shanghai, People’s Republic of China
(since June 1, 2008)
Infineon Technologies Asia Pacific Pte.,
Ltd.,
Singapore (since June 1, 2008)
Infineon Technologies North
America Corp.,
Wilmington, Delaware, USA
(since June 1, 2008)
Infineon Technologies Japan K.K.,
Tokyo,
				Japan (since June 12, 2008)
Prof. Dr. Hermann Eul	49	August 31, 2012	Member of the Management Board and Executive Vice President	Member of the Supervisory Board of: 7Layers AG, Ratingen
Dr. Reinhard Ploss	52	May 31, 2012	Member of the Management Board and Executive Vice President	chairman of the Supervisory Board
of:
Infineon Technologies Austria AG,
Villach,
Austria
Member of the Board of Directors of:
Infineon Technologies (Kulim) Sdn.
Bhd.,
Kulim, Malaysia
Member of the Supervisory Board of:
Qimonda AG, Munich
				(since August 19, 2008)
Dr. Marco Schröter (since April 1, 2008)	45	March 31, 2013	Member of the Management Board, Executive Vice President and Chief Financial Officer	Member of the Supervisory Board of:
Infineon Technologies Austria AG,
Villach,
Austria (since May 5, 2008)
Member of the Board of Directors of
(each since April 1, 2008):
Infineon Technologies Asia Pacific
Pte., Ltd.,
Singapore
Infineon Technologies China Co.,
Ltd.,
Shanghai, People’s Republic of China
Infineon Technologies North
America Corp.,
				Wilmington, Delaware, USA

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Memberships of Supervisory Boards
and comparable governing bodies of
		Term		domestic and foreign companies during
Name	Age	expires	Position	the fiscal year ended September 30, 2008

Resigned Members of the Management Board
Dr. Wolfgang Ziebart (resigned as of May 31, 2008)	58	—	chairman of the Management Board President and Chief Executive Officer	Member of the Board of Directors of
(each until May 31, 2008):
Infineon Technologies China Co.,
Ltd.,
Shanghai, People’s Republic of China
Infineon Technologies Asia Pacific
Pte.,
Ltd.,
Singapore
Infineon Technologies Japan K.K.,
Tokyo, Japan
Infineon Technologies North
America Corp.,
Wilmington, Delaware, USA
Peter J. Fischl (retired as of March 31, 2008)	62	—	Member of the Management Board Executive Vice President and Chief Financial Officer	chairman of the Supervisory Board
of:
Qimonda AG, Munich
Infineon Technologies Austria AG,
Villach,
Austria (since December 5, 2007
until
March 31, 2008)
Member of the Board of Directors of
(each until March 31, 2008):
Infineon Technologies Asia Pacific
Pte., Ltd.,
Singapore
Infineon Technologies China Co.,
Ltd.,
Shanghai, People’s Republic of China
Infineon Technologies North
America Corp.,
Wilmington, Delaware, USA

Supervisory Board Members

The current members of our Supervisory Board, the Supervisory Board position held by them, their occupation, their principal external positions and their ages are as follows:

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Occupation	ended September 30, 2008

Max Dietrich Kley chairman	68	2010	Lawyer	chairman of the Supervisory Board of:
SGL Carbon AG, Wiesbaden
Member of the Supervisory Board of:
BASF SE, Ludwigshafen
HeidelbergCement AG, Heidelberg
Schott AG, Mainz
Member of the Board of Directors of:
				UniCredit S.p.A., Milan, Italy
Gerd Schmidt(1) Deputy chairman	54	2009	chairman of the Infineon Central Works Council chairman of the Infineon Works Council, Regensburg
Wigand Cramer(1)	55	2009	Labor union clerk IG Metall, Berlin
Alfred Eibl(1)	59	2009	chairman of the Infineon Works Council, Munich-Campeon

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Occupation	ended September 30, 2008

Prof. Johannes Feldmayer	51	2010	Management Consultant
Jakob Hauser(1)	56	2009	chairman of the Works Council, Qimonda AG, Munich
Gerhard Hobbach(1)	46	2009	Deputy chairman of the Infineon Works Council, Munich-Campeon
Prof. Dr. Renate Köcher	56	2010	Managing Director of Institut für Demoskopie Allensbach GmbH, Allensbach	Member of the Supervisory Board of: Allianz SE, Munich BASF SE, Ludwigshafen (until January 14, 2008) MAN AG, Munich BMW AG, Munich (since May 8, 2008)
Dr. Siegfried Luther	64	2010	Managing Director of Reinhard Mohn Verwaltungs GmbH, Gütersloh	Member of the Supervisory Board of:
WestLB AG, Duesseldorf/Muenster
Wintershall Holding AG, Kassel
EVONIK Industries AG, Essen
(since December 3, 2007)
chairman of the Board of
Administration
of:
RTL Group S.A., Luxembourg
Member of the Board of Administration
of:
Compagnie Nationale à Portefeuille
S.A.,
				Loverval, Belgium
Michael Ruth(1) Representative of Senior Management	48	2009	Corporate Vice President Reporting and Planning, Infineon Technologies AG
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel	55	2010	Professor at the Munich Technical University, Munich
Kerstin Schulzendorf(1)	46	2009	Member of the Works Council, Infineon Dresden
Dr. Eckart Sünner	64	2010	President Legal, Taxes & Insurance BASF SE, Ludwigshafen (until December 31, 2007) President, Chief Compliance Officer BASF SE, Ludwigshafen (since January 1, 2008)	Member of the Supervisory Board of: K+S AG, Kassel
Alexander Trüby(1)	38	2009	Member of the Works Council Infineon Dresden
Prof. Dr. rer. nat. Martin Winterkorn	61	2010	chairman of the Management Board Volkswagen AG, Wolfsburg	chairman of the Supervisory Board of:
Audi AG, Ingolstadt
Member of the Supervisory Board
of:
Salzgitter AG, Salzgitter
FC Bayern München AG, Munich
TÜV Süddeutschland Holding AG,
Munich
Member of the Board of Administration
of:
SEAT S.A., Barcelona, Spain
chairman of the Board of Directors of:
Scania AB, Södertälje, Sweden
				(since May 3, 2007)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Membership of other Supervisory
Boards and comparable governing
bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Occupation	ended September 30, 2008

Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	64	2010	Member of the Corporate Executive Committee (until December 31, 2007) Management Consultant (since January 1, 2008) Siemens AG, Munich	Member of the Supervisory Board of:
Deutsche Messe AG,
Hanover BSH Bosch und
Siemens Hausgeräte GmbH, Munich
(until April 30, 2008)
Leoni AG, Nuremberg
SAP AG, Walldorf
chairman of the Board of
Administration
of:
Siemens Ltd., Beijing,
People’s Republic
of
China (until May 19, 2008)
Siemens S.A., Lisbon, Portugal
(until April 28, 2008)
Siemens Ltd., Mumbai, India
(until March 31, 2008)
Siemens Ltd., Seoul, Korea
(since May 1, 2007)

(1)	Employee representative.

The Supervisory Board maintains the following principal committees:

Committee	Members

Executive Committee	Max Dietrich Kley Gerd Schmidt Prof. Dr. rer. nat. Martin Winterkorn
Investment, Finance and Audit Committee	Max Dietrich Kley Dr. Siegfried Luther Gerd Schmidt
Mediation Committee	Max Dietrich Kley Gerd Schmidt Alexander Trüby Prof. Dr. rer. nat. Martin Winterkorn
Nomination Committee	Max Dietrich Kley
Prof. Johannes Feldmayer
Prof. Dr. Renate Köcher
Dr. Siegfried Luther
Prof. Dr. rer. nat. Doris
Schmitt-Landsiedel
Dr. Eckart Sünner
Prof. Dr. rer. nat. Martin Winterkorn
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus
Wucherer
Strategy and Technology Committee	Alfred Eibl Jakob Hauser Alexander Trüby Prof. Dr. rer. nat. Doris Schmitt-Landsiedel Prof. Dr. rer. nat. Martin Winterkorn Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer
Qimonda Committee	Alfred Eibl Prof. Johannes Feldmayer Dr. Siegfried Luther Gerd Schmidt

The members of our Supervisory Board, individually or in the aggregate, do not own, directly or indirectly, more than 1 percent of our company’s outstanding share capital.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The business address of each of the members of our Supervisory Board is Infineon Technologies AG, Am Campeon 1-12, D-85579 Neubiberg, Germany.

Significant Subsidiaries and Associated Companies

Name and location of company	Share in capital

Infineon Group:
Infineon Technologies Asia Pacific Pte. Ltd., Singapore	100%
Infineon Technologies Austria AG, Villach, Austria	100%
Infineon Technologies China Co. Ltd., Shanghai, China	100%
Infineon Technologies Dresden GmbH & Co. OHG, Dresden, Germany(1)	100%
Infineon Technologies Finance GmbH, Neubiberg, Germany	100%
Infineon Technologies France S.A.S., Saint Denis, France	100%
Infineon Technologies Holding B.V., Rotterdam, The Netherlands	100%
Infineon Technologies Investment B.V., Rotterdam, The Netherlands	100%
Infineon Technologies Japan K.K., Tokyo, Japan	100%
Infineon Technologies North America Corp., Wilmington, Delaware, USA	100%
Infineon Technologies SensoNor AS, Horten, Norway	100%
Infineon Technologies (Advanced Logic) Sdn. Bhd., Malacca, Malaysia	100%
Infineon Technologies (Kulim) Sdn. Bhd., Kulim, Malaysia	100%
Infineon Technologies (Malaysia) Sdn. Bhd., Malacca, Malaysia	100%
Infineon Technologies Wireless Solution GmbH, Neubiberg, Germany	100%
Primarion Inc., Torrance, California, USA	100%
Infineon Technologies Bipolar GmbH & Co. KG, Warstein, Germany	60%
ALTIS Semiconductor S.N.C., Essonnes, France	50%
Qimonda Group(2):
Qimonda AG, Munich, Germany	78%
Qimonda Asia Pacific Pte. Ltd., Singapore	78%
Qimonda Dresden GmbH & Co. OHG, Dresden, Germany	78%
Qimonda Europe GmbH, Munich, Germany	78%
Qimonda Holding B.V., Rotterdam, The Netherlands	78%
Qimonda Investment B.V., Rotterdam, The Netherlands	78%
Qimonda Japan K.K., Tokyo, Japan	78%
Qimonda Malaysia Sdn. Bhd., Malacca, Malaysia	78%
Qimonda Module (Suzhou) Co., Ltd., Suzhou, China	78%
Qimonda North America Corp., Wilmington, Delaware, USA	78%
Qimonda Portugal S.A., Vila do Conde, Portugal	78%
Qimonda Richmond, LLC, Wilmington, Delaware, USA	78%
Qimonda Technologies (Suzhou) Co., Ltd., Suzhou, China	49%
Inotera Memories Inc., Taoyuan, Taiwan(3)	28%

(1)	Effective December 15, 2008, reorganized into Infineon Technologies Dresden GmbH.

(2)	Ownership percentages are net of Qimonda’s minority interest.

(3)	On October 13, 2008, Qimonda announced that they entered into a share purchase agreement to sell its 35.6 percent stake in Inotera Memories, Inc, to Micron Technology, Inc, for cash proceeds of US$400 million. The sale of the Inotera stake occurred in two equal tranches, on October 20, 2008 and November 26, 2008, respectively.

Neubiberg
December 22, 2008

Infineon Technologies AG
Management Board

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the operating and financial review includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Neubiberg, December 22, 2008

Peter Bauer	Prof. Dr. Hermann Eul
Dr. Reinhard Ploss	Dr. Marco Schröter

The following auditor’s report, prepared in accordance with § 322 HGB [“Handelgesetzbuch”: “German Commercial Code”], refers to the complete consolidated financial statements, comprising the balance sheet, the statement of operations, income and expense recognized in equity and cash flows and the notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2007 to September 30, 2008. The group management report is not included in this prospectus.

INDEPENDENT AUDITOR’S REPORT

We have audited the consolidated financial statements prepared by Infineon Technologies AG, Neubiberg, comprising the balance sheet, the statements of operations, income and expense recognized in equity and cash flows and the notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2007 to September 30, 2008. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch “German Commercial Code”) are the responsibility of the Managing Board of the Company. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Managing Board, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Without qualifying our opinion, we refer to the Company’s description in the management report and group management report (section risk report) with respect to the business development, the financial position and the results of operations as well as the outlook and risks related to the Company’s subsidiary Qimonda AG, Munich. There it is stated, that there can be no assurance at this time that the operational and strategic measures planned by Qimonda as well as the pledged financing to be provided by the Free State of Saxony, a Portuguese financial institution and Infineon Technologies AG will enable it to continue to meet its financial obligations. At the time of the preparation of the consolidated financial statements and group management report of Infineon Technologies AG, the situation at Qimonda AG can not be finally assessed due to ongoing negotiations with potential investors.

Munich, December 23, 2008

KPMG AG
Wirtschaftsprüfungsgesellschaft

(formerly
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

Kozikowski                 Kempf
Wirtschaftsprüfer          Wirtschaftsprüfer

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(PREPARED IN ACCORDANCE WITH U.S. GAAP)
AS OF AND FOR THE FISCAL YEAR
ENDED SEPTEMBER 30, 2007

INFINEON TECHNOLOGIES AG,

NEUBIBERG

Infineon Technologies AG and Subsidiaries
Consolidated Financial Statements
Consolidated Statements of Operations
For the years ended September 30, 2005, 2006 and 2007
€ in millions, except as indicated & except for share data

	Notes	2005	2006	2007	2007

					($ millions)

Net sales:
Third parties		5,843	7,546	7,625	10,842
Related parties	31	916	383	57	81
Total net sales		6,759	7,929	7,682	10,923
Cost of goods sold	8	4,909	5,854	6,092	8,662

Gross Profit		1,850	2,075	1,590	2,261

Research and development expenses		1,293	1,249	1,169	1,662
Selling, general and administrative expenses		655	751	700	995
Restructuring charges	9	78	23	45	64
Other operating expense, net	8	92	108	46	66

Operating loss		(268)	(56)	(370)	(526)

Interest expense, net		(9)	(92)	(33)	(46)

Equity in earnings of associated companies, net	17	57	78	117	166

Gain on subsidiaries and associated company share issuance, net	17	—	19	—	—
Other non-operating income (expense), net		26	(33)	13	18
Minority interests	26	2	(23)	19	27

Loss before income taxes		(192)	(107)	(254)	(361)

Income tax expense	10	(120)	(161)	(79)	(112)

Loss before extraordinary loss		(312)	(268)	(333)	(473)

Extraordinary loss, net of tax	4	—	—	(35)	(50)

Net loss		(312)	(268)	(368)	(523)

Basic and diluted loss per share before extraordinary loss		(0.42)	(0.36)	(0.45)	(0.64)

Basic and diluted loss per share	11	(0.42)	(0.36)	(0.49)	(0.70)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2006 and 2007
€ in millions, except as indicated

	Notes	2006	2007	2007

				($ millions)

Assets
Current assets:
Cash and cash equivalents		2,040	1,819	2,586
Marketable securities	12	615	475	675
Trade accounts receivable, net	13	1,245	894	1,271
Inventories	14	1,202	1,217	1,731
Deferred income taxes	10	97	66	94

Other current assets	15	482	807	1,148

Total current assets		5,681	5,278	7,505

Property, plant and equipment, net	16	3,764	3,647	5,186
Intangible assets, net	19	230	232	330
Long-Term investments	17	659	652	927
Restricted cash		78	77	109
Deferred income taxes	10	627	593	843
Pension assets	32	—	60	85
Other assets	18	146	140	199

Total assets		11,185	10,679	15,184

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	23	797	336	478
Trade accounts payable	20	1,245	1,285	1,827
Accrued liabilities	21	525	526	748
Deferred income taxes	10	26	15	21
Short-term pension liabilities	32	—	5	7
Other current liabilities	22	712	680	967

Total current liabilities		3,305	2,847	4,048

Long-term debt	23	1,208	1,376	1,957
Pension liabilities	32	134	111	158
Deferred income taxes	10	60	46	65
Long-term accrued liabilities	24	46	36	51
Other liabilities	25	277	316	449

Total liabilities		5,030	4,732	6,728

Minority interests	26	840	1,033	1,469

Shareholders’ equity:
Ordinary share capital	27	1,495	1,499	2,131
Additional paid-in capital		5,828	5,864	8,338
Accumulated deficit		(1,780)	(2,148)	(3,054)
Accumulated other comprehensive loss	29	(228)	(301)	(428)

Total shareholders’ equity		5,315	4,914	6,987

Total liabilities and shareholders’ equity		11,185	10,679	15,184

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended September 30, 2005, 2006 and 2007
€ in millions, except for share data

							Additional
						Foreign	minimum		Unrealized
		Issued		Additional		currency	pension	Unrealized	gain (loss)
		Ordinary Shares		paid-in	Accumulated	translation	liability/defined	gain (loss)	cash flow
	Notes	(Shares)	(Amount)	capital	deficit	adjustment	benefit plans	on securities	hedge	Total

Balance as of October 1, 2004		747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978
Net loss		—	—	—	(312)	—	—	—	—	(312)
Other comprehensive income (loss)	29	—	—	—	—	64	(84)	8	(25)	(37)

Total comprehensive loss										(349)

Issuance of ordinary shares:
Exercise of stock options	27	9,500	—	—	—	—	—	—	—	—

Balance as of September 30, 2005		747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

Net loss		—	—	—	(268)	—	—	—	—	(268)
Other comprehensive income (loss)	29	—	—	—	—	(69)	(3)	(7)	5	(74)
Total comprehensive loss										(342)
Issuance of ordinary shares:
Exercise of stock options	27	39,935	—	—	—	—	—	—	—	—
Stock-based compensation	28	—	—	28	—	—	—	—	—	28

Balance as of September 30, 2006		747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315

Net loss		—	—	—	(368)	—	—	—	—	(368)
Other comprehensive (loss) income	29	—	—	—	—	(105)	90	(12)	2	(25)
Total comprehensive loss										(393)
Issuance of ordinary shares:
Exercise of stock options	27	2,119,341	4	15	—	—	—	—	—	19
Stock-based compensation	28	—	—	17	—	—	—	—	—	17
Deferred compensation, net		—	—	4	—	—	—	—	—	4
Adjustment to initially apply SFAS No. 158, net of tax	32	—	—	—	—	—	(48)	—	—	(48)

Balance as of September 30, 2007		749,728,635	1,499	5,864	(2,148)	(232)	(45)	(7)	(17)	4,914

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2005, 2006 and 2007
€ in millions, except as indicated

	2005	2006	2007

Net loss	(312)	(268)	(368)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	1,316	1,405	1,276
Provision for (recovery of) doubtful accounts	3	23	(19)
Gains on sales of marketable securities	(8)	(3)	(8)
Losses (gains) on sales of businesses and interests in subsidiaries	(39)	10	63
Gains on disposals of property, plant, and equipment	(8)	(9)	(13)
Equity in earnings of associated companies, net	(57)	(78)	(117)
Dividends received from associated companies	51	29	61
Gain on subsidiaries and associated company share issuance, net	—	(19)	—
Minority interests	(2)	23	(19)
Impairment charges	134	57	40
Stock-based compensation	—	28	17
Deferred income taxes	88	(6)	58
Changes in operating assets and liabilities:
Trade accounts receivable, net	119	(334)	331
Inventories	(25)	(145)	(76)
Other current assets	(2)	31	55
Trade accounts payable	(52)	222	29
Accrued liabilities	(115)	85	4
Other current liabilities	1	52	(109)
Other assets and liabilities	(2)	(100)	2

Net cash Provided by operating activities	1,090	1,003	1,207

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2005, 2006 and 2007
€ in millions

	2005	2006	2007

Cash flows from investing activities:
Purchases of marketable securities available for sale	(2,228)	(492)	(224)
Proceeds from sales of marketable securities available for sale	3,310	730	357
Proceeds from sales of businesses and interests in subsidiaries	101	72	273
Business acquisitions, net of cash acquired	—	—	(45)
Investment in associated and related companies	(135)	(6)	(2)
Cash increase from initial consolidation of ALTIS	—	119	—
Purchases of intangible assets	(27)	(44)	(39)
Purchases of property, plant and equipment	(1,368)	(1,253)	(1,375)
Proceeds from sales of property, plant and equipment	58	21	188

Net cash used in investing activities	(289)	(853)	(867)

Cash flows from financing activities:
Net change in short-term debt	(20)	—	30
Net change in related party financial receivables and payables	18	7	(3)
Proceeds from issuance of long-term debt	192	400	245
Principal repayments of long-term debt	(500)	(56)	(744)
Change in restricted cash	21	10	1
Proceeds from issuance of ordinary shares	—	—	23
Proceeds from issuance of shares to minority interest	23	—	4
Proceeds from issuance of shares of Qimonda	—	406	—
Dividend payments to minority interests	—	(5)	(77)

Net cash (used in) provided by financing activities	(266)	762	(521)

Effect of foreign exchange rate changes on cash and cash equivalents	5	(20)	(40)
Net increase (decrease) in cash and cash equivalents	540	892	(221)
Cash and cash equivalents at beginning of year	608	1,148	2,040

Cash and cash equivalents at end of year	1,148	2,040	1,819

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

1.	Description of Business and Basis of Presentation

Description of Business

Infineon Technologies AG and its subsidiaries (collectively, the “Company”) design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. The Company’s products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. The Company has operations, investments and customers located mainly in Europe, Asia and North America. The fiscal year-end for the Company is September 30.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Infineon Technologies AG is incorporated in Germany. The German Commercial Code (“Handelsgesetzbuch” or “HGB”) requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations (“German GAAP”). Pursuant to the German Commercial Code Implementation Act (“Einführungsgesetz zum HGB-EGHGB”), Article 58, paragraph 5, the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying consolidated balance sheet as of September 30, 2007, and the consolidated statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4219, the Federal Reserve noon buying rate on September 28, 2007. The U.S. dollar convenience translation amounts have not been audited.

Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Dividends received from Associated Companies (as defined below), previously reported as part of cash flows from investing activities in the consolidated statements of cash flows, have been reclassified to cash flows from operating activities. The Company’s consolidated results of operations and overall cash flows have not been affected by these reclassifications.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries that are directly or indirectly controlled on a consolidated basis. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company evaluates its relationships with entities to identify whether they are variable interest entities (“VIE’s”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. VIE’s are entities for which either the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, the investors lack an essential characteristic of a controlling financial interest, or the investors’ economic interests are disproportionate to the attached voting rights and substantially all of the entity’s activities involve or are conducted for an investor with disproportionately few voting rights.

Investments in companies in which the Company has the ability to exercise significant influence over operating and financial policies, generally through an ownership interest of 20 percent or more and that are not controlled by the Company (“Associated Companies”) are accounted for using the equity method of accounting (see note 17). The equity in earnings of Associated Companies with fiscal year ends that differ

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

by not more than three months from the Company’s fiscal year end are recorded on a three month lag. Other equity investments (“Related Companies”), generally in which the Company has an ownership interest of less than 20 percent, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

The Company group consists of the following numbers of entities:

	Consolidated	Associated
	subsidiaries	companies	Total

September 30, 2006	66	7	73
Additions	8	—	8
Disposals	(5)	(2)	(7)

September 30, 2007	69	5	74

Reporting and Foreign Currency

The Company’s reporting currency is the euro, and therefore the accompanying consolidated financial statements are presented in euro.

The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translations reported in the previous periods are included in other comprehensive income (loss) and reported as a separate component of shareholders’ equity.

The exchange rates of the primary currencies used in the preparation of the accompanying consolidated financial statements are as follows in Euro:

			Exchange Rate
			September 29,	September 28,	Annual average exchange rate
			2006	2007	2006	2007

U.S. dollar	1$		0.7899	0.7052	0.8117	0.7497
Japanese yen		100 JPY	0.6696	0.6124	0.6978	0.6297
Great Britain pound		1 GBP	1.4756	1.4300	1.4595	1.4806
Singapore dollar		1 SGD	0.4981	0.4728	0.5016	0.4904

Revenue Recognition

Sales

Revenue from products sold to customers is recognized, pursuant to U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on actual historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality-related reasons within the applicable warranty period. Distributors can, in certain cases, apply for stock rotation or scrap allowances and price protection. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. In some cases, rebate programs are offered to specific customers or distributors whereby the customer or distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

License Income

License income is recognized when earned and realizable (see note 6). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the period in which the Company is obliged to provide additional service. Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 00 — 21, “Revenue Arrangements with Multiple Deliverables”, revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

Grants

Grants for capital expenditures include both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse). Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset and thereby reduce depreciation expense in future periods. Other taxable grants reduce the related expense (see notes 7, 22 and 25).

Product-related Expenses

Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are generally made at the time the related sale is recorded, based on estimated failure rates and claim history. Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method pursuant to FASB Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are recorded to reduce deferred tax assets to an amount that is more-likely-than-not to be realized in the future. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Investment tax credits are accounted for under the flow-through method.

Stock-based Compensation

Prior to the adoption of SFAS No. 123 (revised 2004) “Share-Based Payment”, the Company accounted for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, recognized compensation cost over the pro rata vesting period, and adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123”.

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

available under APB No. 25. Periods prior to October 1, 2005 have not been restated and do not reflect the recognition of stock-based compensation (see note 28).

Issuance of Shares by Subsidiaries or Associated Companies

Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, “Accounting for Sales of Stock by a Subsidiary” (see notes 3 and 17).

Cash and Cash Equivalents

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents as of September 30, 2006 and 2007 were €1,926 million and €1,653 million, respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of three months or less.

Restricted Cash

Restricted cash includes collateral deposits used as security under arrangements for deferred compensation, business acquisitions, construction projects, leases and financing (see note 35).

Marketable Securities and Investments

The Company’s marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable income taxes. Realized gains or losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities are reported in other non-operating income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The Company assesses declines in the value of marketable securities and investments to determine whether such decline is other-than-temporary, thereby rendering the marketable security or investment impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost, and the Company’s intent and ability to hold the marketable security or investment for a period of time sufficient to allow for any anticipated recovery in fair value.

Inventories

Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor costs and applicable indirect costs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is recognized using the straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During the years ended September 30, 2006 and 2007 capitalized interest was less than €1 million. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Leases

The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to SFAS No. 13, “Accounting for Leases”, and related interpretations. All other leases are accounted for as operating leases.

Goodwill and Other Intangible Assets

The Company accounts for business combinations using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations”. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

Intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter of the fiscal year, whereby if the carrying amount of a reporting unit with goodwill exceeds its fair value, the amount of impairment is determined as the excess of recorded goodwill over the fair value of goodwill. The determination of fair value of the reporting units and related goodwill requires considerable judgment by management.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either market value, appraised value or discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

Financial Instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, which provides guidance on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Generally the Company does not designate its derivative instruments as hedge transactions. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales, while undesignated derivatives relating to financing activities are recorded in other non-operating expense, net. Changes in fair value of derivatives designated as fair value hedges and the related changes in the hedged item are reflected in earnings. Changes in the fair value of derivatives designated as cash flow hedges are, to the extent effective, deferred in accumulated other comprehensive income and subsequently reclassified to earnings when the hedging transaction is reflected in earnings and, to the extent ineffective, included in earnings immediately. The fair value of derivative and other financial instruments is discussed in note 33.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Pension Plans

The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The assumptions used to calculate pension liabilities and costs are shown in note 32. Prior to the adoption of the recognition provision of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions could result in gains or losses not yet recognized in the Company’s consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the Company’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized by the Company is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan.

Effective September 30, 2007, the Company adopted the recognition provision of SFAS No. 158, whereby the Company recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its statement of financial position. Changes in funded status will be recognized in the year in which the changes occur through other comprehensive income. The incremental effects of the adoption of the recognition provision on the individual line items of the September 30, 2007 consolidated balance sheet are shown in note 32. See also Recent Accounting Pronouncements below.

The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.

Use of Estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from such estimates made by management.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company adopted SFAS No. 154 on October 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (“FIN 48”), which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainty. FIN 48 is effective for fiscal years beginning after December 15, 2006. The difference between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The provisions of FIN 48 are effective for the Company as of October 1, 2007. The Company is in the process of determining the impact, if any, that the adoption of FIN 48 will have on its consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for the Company in the fiscal year beginning on October 1, 2008, and interim periods within that fiscal year. The Company will adopt SFAS No. 157 on October 1, 2008 on a prospective basis.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). The Company adopted the Recognition Provision of SFAS No. 158 as of the end of the fiscal year ended September 30, 2007. The incremental effects of the implementation of the Recognition Provision on the individual line items in the September 30, 2007 consolidated balance sheet are shown in note 32. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. The Company does not expect the change in the annual measurement date to September 30 to have a significant impact on its consolidated financial position and results of operations.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. The Company adopted SAB No. 108 during the fourth quarter of the fiscal year ended September 30, 2007. The adoption of SAB No. 108 did not have an impact on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted as of the beginning of a fiscal year provided that the entity also early adopts all of the requirements of SFAS No. 157. The Company is currently evaluating whether to elect the option provided for in this standard.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

3.	Separation of Memory Products Business

Effective May 1, 2006, substantially all of the memory products-related assets and liabilities, operations and activities of Infineon were contributed to Qimonda AG (“Qimonda”), a stand-alone legal company (the “Formation”). In conjunction with the Formation, the Company entered into contribution agreements and various other service agreements with Qimonda. In cases where physical contribution (ownership transfer) of assets and liabilities was not feasible or cost effective, the monetary value was transferred in the form of cash or debt. At the Formation, Qimonda’s operations in Japan and Korea were initially held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda could take place. Qimonda’s Korea operations were legally transferred to Qimonda in October 2006. Infineon legally transferred the Japanese operations to Qimonda during the year ended September 30, 2007. Qimonda’s investment in Inotera Memories Inc. (“Inotera”), previously held in trust by Infineon, was transferred to Qimonda in March 2007 (see note 17). The Company’s investment in Advanced Mask Technology Center GmbH & Co. KG (“AMTC”) is intended to be transferred to Qimonda after approval by the other shareholders in the venture (see note 17).

The contribution agreements include provisions pursuant to which Qimonda agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incomplete transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the memory products business that were transferred to it as part of the Formation. In addition, the contribution agreements provide for indemnification of Infineon with respect to certain existing and future legal claims and potential restructuring costs incurred in connection with the potential rampdown of production in one module of Infineon Technologies Dresden GmbH & Co. OHG. Although no restructuring has been established for the respective module of Infineon Technologies Dresden GmbH & Co. OHG, these costs could be material and could adversely impact the financial condition and results of operations of Qimonda and of the Company. With the exception of the securities and certain patent infringement and antitrust claims identified in note 35, Qimonda is obligated to indemnify Infineon against any liability arising in connection with claims relating to the memory products business described in that section. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and Qimonda, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to Qimonda at Formation. Qimonda has agreed to indemnify Infineon for 60 percent of any license fee payments to which Infineon may agree in connection with ongoing negotiations relating to licensing and cross-licensing arrangements with a third party. These payments could be substantial and could remain in effect for lengthy periods.

Qimonda fully repaid its short-term loan from Infineon of €344 million during the 2007 fiscal year.

On August 9, 2006 Qimonda completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares which are traded as American Depositary Shares (“ADSs”) under the symbol “QI”, for an offering price of $13.00 per ADS. As a result, the Company’s ownership interest in Qimonda was diluted to 87.7 percent and its proportional share of Qimonda’s equity decreased by €53 million, which loss the Company reflected as part of non-operating expenses under gain on subsidiaries and associated company share issuance, net during the year ended September 30, 2006. The net offering proceeds amounted to €406 million (before tax benefits available to Qimonda of €9 million) and were classified as proceeds from issuance of shares of Qimonda within cash flows from financing activities in the accompanying consolidated statement of cash flows for the year ended September 30, 2006. In addition, Infineon sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result, the Company’s ownership interest in Qimonda decreased to 85.9 percent and the Company recognized a loss of €12 million, which was reflected as part of other operating expenses, net during the year ended September 30, 2006. The net over-allotment proceeds amounted to €58 million and were classified as proceeds from sale of businesses and interests in subsidiaries within cash flows from investing activities in the accompanying consolidated statement of cash flows for the year ended September 30, 2006. Qimonda used the offering proceeds to finance investments in its manufacturing facilities and for research and development.

On September 25, 2007, Infineon sold an additional 28.75 million Qimonda ADSs (including the underwriters’ over-allotment option) for an offering price of $10.92 per ADS. As a result, the Company’s

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

ownership interest in Qimonda decreased to 77.5 percent and the Company recognized a loss on sale of €84 million, which is reflected in other operating expenses, net during the year ended September 30, 2007. The net proceeds from this transaction amounted to €216 million and are classified as proceeds from sale of businesses and interests in subsidiaries within cash flows from investing activities in the accompanying consolidated statement of cash flows for the year ended September 30, 2007.

In addition, on September 26, 2007, Infineon Technologies Investment B.V., a wholly owned subsidiary of Infineon Technologies AG, issued notes exchangeable into ADSs of Qimonda in the amount of €215 million (including the underwriters’ over-allotment option). The coupon of the three-year exchangeable note is 1.375 percent per year. The exchange price is €10.48 for each Qimonda ADS, corresponding to an exchange premium of 35 percent. If all noteholders exercise their exchange rights, Infineon will deliver 20.5 million Qimonda ADSs, equivalent to approximately 6.0 percent of Qimonda’s share capital (see notes 23 and 26).

On January 26, 2007 Infineon and Qimonda extended their agreement for the production of wafers in Infineon Technologies Dresden GmbH & Co. OHG production facility through September 30, 2009.

On April 25, 2007, Qimonda and SanDisk Corporation (“SanDisk”) entered into an agreement to jointly develop and manufacture multichip packages (“MCPs”) utilizing SanDisk’s NAND flash and controllers and Qimonda’s low power mobile DRAM. The jointly owned company, SanQi Solutions Lda., based in Portugal, targets the need for high capacity, integrated memory solutions for data-intensive mobile applications.

On April 25, 2007, Qimonda announced plans to construct a fully-owned 300-millimeter front-end manufacturing facility in Singapore. Depending on the growth and development of the world semiconductor market, Qimonda plans to invest approximately €2 billion in the site over the next 5 years. Qimonda expects to finance the initial capital expenditures for the construction with a combination of its own cash flows and project-based financing.

4.	Acquisitions

During December 2004, Saifun Semiconductors Ltd. (“Saifun”) and the Company modified their existing flash memory cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun’s NROM® technologies, in exchange for $95 million (subsequently reduced to $46 million) to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating €7 million (see note 6). The assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 million and was allocated to goodwill. Qimonda has sole ownership and responsibility for the business and started to account for its entire financial results in the three months ended March 31, 2005. In light of the weak market conditions for commodity NAND flash memories in the three months ended September 30, 2006, Qimonda decided to ramp down its flash production and stop the development of NAND compatible flash memory products based on Saifun’s technology. Qimonda and Saifun amended the above license agreement to terminate the payment of quarterly installments as of December 31, 2006. As a result, Qimonda reduced payables, goodwill and other intangible assets, and recognized an impairment charge of €9 million related to license and fixed assets that were not considered to be recoverable as of September 30, 2006.

On July 31, 2007, the Company acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for cash consideration of €45 million. The purchase price is subject to an upward or downward contingent consideration adjustment of up to $16 million, based on revenue targets of the CPE business during the nine months following the acquisition date. The Company plans to continue supporting the acquired product portfolio and existing customer designs while leveraging the acquired experience in future product generations. The results of operations of the CPE business have been included in the consolidated financial statements starting August 1, 2007.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On August 20, 2007, the Company announced that it plans to acquire the mobility products business of LSI Corporation (“LSI”) for a price of $450 million plus a contingent performance-based payment of up to $50 million in order to further strengthen its activities in the field of communications. The mobility products business designs semiconductors and software for cellular telephone handsets. The assets and liabilities to be acquired consist primarily of customer relationships, goodwill, fixed assets and current assets and liabilities. The Company is in the process of obtaining an appraisal of the estimated fair value of the assets and liabilities of the business to be acquired, the exact amount of which is not currently determinable. Pending the approval of the corresponding authorities, the transaction is expected to close in the first quarter of the 2008 fiscal year (see note 37).

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46R”), the Company determined that Molstanda is a variable interest entity since it does not have sufficient equity to demonstrate that it could finance its activities without additional financial support, and as a result of the agreements the Company became its primary beneficiary. Accordingly, the Company consolidated the assets and liabilities of Molstanda beginning in the second quarter of the 2007 fiscal year. Since Molstanda is not considered a business pursuant to FIN 46R, the €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as an extraordinary loss beginning in the second quarter of the 2007 fiscal year (see note 30). Due to the Company’s cumulative loss situation described in note 10 no tax benefit was provided on this loss. The Company subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year. In August 2007, the Company entered into an agreement to sell part of the acquired parcel of land to a third-party developer-lessor in connection with the construction and lease of Qimonda’s new headquarters office in the south of Munich (see note 37).

The following table summarizes the Company’s business acquisitions during the years ended September 30, 2005 and 2007 (there were no significant business acquisitions during the 2006 fiscal year) (€ in millions):

		2007
	2005	CPE
	Flash	July 2007
Acquisition Date	January 2005	Communication
Segment	Qimonda	Solutions

Cash	1	—
Other current assets	16	6
Property, plant and equipment	4	1
Intangible assets
Core technology	58	—
Other	—	7
Goodwill	7	31
Other non-current assets	3	—

Total assets acquired	89	45

Current liabilities	(45)	—
Non-current liabilities	(2)	—

Total liabilities assumed	(47)	—

Net assets acquired	42	45

Cash paid (purchase consideration)	—	45

The above acquisitions have been accounted for by the purchase method of accounting and, accordingly, the consolidated statements of operations include the results of the acquired companies from their respective acquisition dates. For each significant acquisition the Company engaged an independent third party to assist in the valuation of net assets acquired.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Pro forma financial information relating to these acquisitions is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

5.	Divestitures

On December 23, 2004, the Company agreed to sell its venture capital activities, reflected in the Other Operating Segments, to Cipio Partners, a venture capital company. Under the terms of the agreement, the Company sold its interest in Infineon Ventures GmbH including the majority of the venture investments held therein. The transaction closed on February 23, 2005. As a result of the sale, the Company realized a gain before tax of €13 million which was recorded in other non-operating expense, net in the 2005 fiscal year.

On January 25, 2005, Finisar Corporation (“Finisar”) and the Company entered into an agreement under which Finisar acquired certain assets of the Company’s fiber optics business. Under the terms of the agreement, the Company received 34 million shares of Finisar’s common stock valued at €40 million as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company also committed to provide Finisar with contract manufacturing services under separate supply agreements for up to one year following the closing. The transaction did not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company realized a gain before tax of €21 million which was recorded in other operating expense, net in the 2005 fiscal year.

On April 8, 2005, the Company sold to VantagePoint Venture Partners its entire share interest in Finisar’s common stock. As a result of the sale, the Company recorded an other-than-temporary impairment of €8 million in other non-operating expense during the second quarter of the 2005 fiscal year, to reduce the investment’s carrying value to the net sale proceeds.

The Company retained ownership of its remaining fiber optics businesses consisting of Bi-Directional Fiber Transmission (“BIDI”) components for Fiber-To-The-Home (“FTTH”) applications, Parallel Optical Components (“PAROLI”) and Polymer Optical Fiber (“POF”) components that are used in automotive applications, which were reclassified from held for sale to held and used during the second quarter of the 2005 fiscal year, and were restructured. The reclassification of the retained fiber optic businesses into the held and used category was measured at the lower of their carrying amount before they were classified as held for sale, adjusted for depreciation expense that would have been recognized had the retained fiber optic businesses been continuously classified as held and used, or the fair value of the assets on January 25, 2005. Accordingly, the Company recognized an impairment charge of €34 million in other operating expenses during the second quarter of the 2005 fiscal year.

On August 2, 2005, the Company sold the long-term assets utilized in the design and manufacture of BIDI components to EZConn Corporation (“EZConn”) for cash consideration of €3 million. The Company also committed to provide EZConn with contract manufacturing services through March 2006. As a result of the transaction, the Company realized a gain before tax of €2 million, which was recorded in other operating income in the 2005 fiscal year, and deferred €1 million which was realized over the term of the contract manufacturing agreement until June 2006.

On April 7, 2005, the Company and Exar Corporation (“Exar”) entered into an agreement whereby the Company sold to Exar a significant portion of its optical networking business unit for $11 million cash. The sale included assets relating to multi-rate TDM framer products, Fiber Channel over SONET/SDH, Resilient Packet Ring (“RPR”), as well as certain intellectual property for Data Over SONET products. As a result of the sale, the Company reclassified related non-current assets into assets held for sale during the second quarter of the 2005 fiscal year and recorded an impairment of €3 million to reduce their carrying value to the net sale proceeds. The sale of the assets was consummated during the 2005 fiscal year.

On June 29, 2007, the Company sold its POF business, based in Regensburg, Germany, to Avago Technologies Ltd. The POF business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 million which was recorded in other operating expense, net during the 2007 fiscal year.

On August 8, 2007 the Company and International Business Machines Corporation (“IBM”) signed an agreement in principle to divest their respective shares in ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) via a sale to Advanced Electronic Systems AG (“AES”). Under the terms of the agreement in

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

principle, AES will purchase the equity, which includes the real estate and technology assets of ALTIS, from the Company and IBM, and AES agreed to maintain the level of industrial activity in ALTIS. Pursuant to the agreement, the Company will enter into a two-year supply contract with ALTIS and IBM and Infineon will license certain manufacturing process technologies to AES for use in ALTIS. The agreement is subject to governmental and regulatory approval and works council consultation. As a result of the agreement, the Company reclassified related non-current assets and liabilities into assets and liabilities held for sale during the fourth quarter of the 2007 fiscal year.

At September 30, 2007, other current assets included assets held for sale relating to ALTIS (see note 15). These assets include land, buildings and equipment, and current assets associated with the production facility located in Essonnes, France. Related liabilities are included in other current liabilities (see note 22). Pursuant to SFAS 144, “Accounting for Impairment or Disposal of Long-lived Assets”, the recognition of depreciation expense ceased as of August 1, 2007. The Company performed an impairment assessment and concluded that no impairment was necessary.

Summarized balance sheet information for ALTIS is set forth below (€ in millions):

September 30,
2007

Current assets	103
Non-current assets	169

Total assets held for sale (note 15)	272

Current liabilities	110
Non-current liabilities	7

Total liabilities related to assets held for sale (note 22)	117

Summary financial information for the divested businesses (through the date of divestiture) for the years ended September 30, 2005, 2006 and 2007, are as follows (€ in millions):

	2005	2006	2007

Sales:
Fiber Optics	23	—	—
BIDI	6	—	—
POF	28	26	14

Total	57	26	14

EBIT:
Infineon Ventures GmbH	(3)	—	—
Fiber Optics	(27)	—	—
BIDI	(20)	—	—
POF	(7)	(1)	(6)

Total	(57)	(1)	(6)

Gain (loss) on sale before tax:
Infineon Ventures GmbH	13	—	—
Fiber Optics	21	—	—
BIDI	2	—	—
POF	—	—	17
Other	3	—	3

Total	39	—	20

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”), whereby the Company would contribute all assets and liabilities of its high power bipolar business (including licenses, patents, and front- end and back-end production assets) into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens would acquire a 40 percent interest in Bipolar for €37 million. The Company contributed all assets and liabilities of its high power bipolar business into Bipolar effective September 30, 2007. The joint venture agreement will grant

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Siemens certain contractual participating rights which will inhibit the Company from exercising control over the newly formed entity. Accordingly, the Company will account for its 60 percent interest in Bipolar under the equity method of accounting and will recognize the excess of the consideration received over the carrying value of the interests sold as other operating income. Pending the approval of the applicable authorities, the transaction is expected to close in the first quarter of the 2008 fiscal year.

6.	Licenses

During the years ended September 30, 2005, 2006 and 2007, the Company recognized revenues related to license and technology transfer fees of €175 million, €29 million and €28 million, respectively, which are included in net sales in the accompanying statements of operations. Included in these amounts are previously deferred license fees of €33 million, €12 million and €8 million, which were recognized as revenue pursuant to SAB 104 in the years ended September 30, 2005, 2006 and 2007, respectively, since the Company had fulfilled all of its obligations and the amounts were realized.

On November 10, 2004, the Company and ProMOS Technology Inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four installments through April 30, 2006, against which the Company’s accrued liability for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 million and was recognized as license income during the 2005 fiscal year.

In connection with its joint technology development with Nanya Technology Corporation (“Nanya”), in 2003 the Company granted Nanya a license to use its 110-nanometer technology and to do joint development on the 90-nanometer and 70-nanometer technologies. On September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation with respect to the joint development of advanced 58-nanometer production technologies for 300-millimeter wafers (see note 17). On September 24, 2007, Qimonda and Nanya entered into an agreement for further know-how transfer from Qimonda to Nanya. License income related to the technology is recognized over the estimated life of the technology.

In connection with a capacity reservation agreement with Winbond Electronics Corp. (“Winbond”) in August 2004, the Company granted Winbond a license to use its 110-nanometer technology and for the production and sale of Winbond’s proprietary Specialty DRAM products to third parties. In August 2006, Qimonda entered into an agreement with Winbond whereby Qimonda transferred its 80-nanometer DRAM technology to Winbond to manufacture DRAM using this technology exclusively for Qimonda. On June 27, 2007, Qimonda signed agreements with Winbond to expand their existing cooperation and capacity reservation. Under the terms of the agreements, Qimonda agreed to transfer its 75-nanometer and 58-nanometer DRAM trench technologies to Winbond. I n return, Winbond will manufacture DRAM using these technologies exclusively for Qimonda. Winbond will also use the 58-nanometer technology to develop and sell proprietary Specialty DRAM products to third parties, for which Qimonda would receive license fees and royalties.

On March 18, 2005 the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005, the Company recorded a license and corresponding liability in the amount of €37 million, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, Qimonda would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. Because Rambus’ ability to conclude the agreements is not within the Company’s control, the Company is not able to estimate whether additional payment obligations may arise. The agreement also provides the Company an option for

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the immediate dismissal of all pending litigation and released each other from all existing legal claims. The license of €37 million is being amortized over the expected useful life of the related technologies of ten years (see note 19).

In January 2005, the Company was granted a license for the use of Saifun’s NROM® technologies. The estimated fair value of the license and minimum future license payments of €58 million were recorded as an asset and liability, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 million and €29 million, respectively. Effective September 30, 2006, the Company and Saifun amended the license agreement (see note 4). As a result of the amendment, the related liability was reduced to €3 million as of September 30, 2006.

On June 14, 2006, Infineon and Qimonda reached agreements with MOSAID Technologies Inc. (“MOSAID”) settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. MOSAID granted to Infineon and Qimonda a six-year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to certain MOSAID patent families. In exchange for these licenses, the Company and Qimonda agreed to make license payments commencing on July 1, 2006 over a six-year term (see note 19).

On August 1, 2006, Infineon and Qimonda entered into settlement agreements with Tessera Inc. (“Tessera”) in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and Qimonda had raised against Tessera. As part of the settlement, Infineon and Qimonda entered into license agreements with Tessera, effective July 1, 2006, that provide the companies world-wide, nonexclusive, non-transferable and non-sublicensable licenses to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon’s and Qimonda’s production. The license agreements have a six-year term and can be extended. Under the license agreements, Infineon and Qimonda agreed to pay Tessera an initial upfront fee and additional royalty payments over a six year period based on the volume of components they sell that are subject to the license. The Company recognized the litigation settlement portion of €37 million as other operating expense during the year ended September 30, 2006. The remaining license portion is being amortized over the term of the agreement and the royalty payments are recognized as the related sales are made.

7.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying consolidated financial statements during the fiscal years ended September 30, 2005, 2006 and 2007, are as follows (€ in millions):

	2005	2006	2007

Included in the consolidated statements
of operations:
Research and development	50	67	115
Cost of sales	121	86	133

Total	171	153	248

Construction grants deducted from the cost of fixed assets (note 30)	—	49	1

Deferred government grants amounted to €212 million and €182 million as of September 30, 2006 and 2007, respectively. The amounts of grants receivable as of September 30, 2006 and 2007 were €138 million and €104 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

8.	Supplemental Operating Cost Information

The costs of services and materials are as follows for the years ended September 30 (€ in millions):

	2005	2006	2007

Raw materials, supplies and purchased goods	1,867	2,244	2,382
Purchased services	1,166	1,330	1,352

Total	3,033	3,574	3,734

Personnel expenses are as follows for the years ended September 30 (€ in millions):

	2005	2006	2007

Wages and salaries	1,664	1,827	1,880
Social levies	285	319	341
Pension expense (note 32)	28	37	41

Total	1,977	2,183	2,262

Other operating expense, net is as follows for the years ended September 30 (€ in millions):

	2005	2006	2007

Gains (losses) from sales of businesses and interests in subsidiaries	39	(10)	(63)
Goodwill and intangible assets impairment charges (note 19)	(57)	(38)	(2)
Long-lived asset impairment charges	(39)	(6)	(4)
Litigation settlement charges, net of recoveries (note 35)	(20)	(60)	9
Other	(15)	6	14

Other operating expense, net	(92)	(108)	(46)

Litigation settlement charges refer to the settlement of an antitrust investigation by the U.S. Department of Justice and related settlements with customers (see note 21), as well as, during the year ended September 30, 2006, the settlement of the Tessera litigation (see note 6).

Total rental expenses under operating leases amounted to €125 million, €151 million and €134 million for the years ended September 30, 2005, 2006 and 2007, respectively.

The average number of employees by geographic region is as follows for the years ended September 30 (€ in millions):

	2005	2006	2007

Germany	16,334	15,822	15,449
Other Europe	5,606	7,455	7,479
North America	3,108	3,283	3,433
Asia/Pacific	10,919	14,285	15,964
Japan	147	180	202
Other	44	41	22

Total	36,158	41,066	42,549

Of the total average number of employees listed above, 10,332, 11,003 and 12,775 for the years ended September 30, 2005, 2006 and 2007, respectively, were employees of Qimonda.

9.	Restructuring

During the 2005 fiscal year, the Company announced restructuring measures aimed at reducing costs, down-sizing certain portions of its workforce, and consolidating certain functions and operations. As part of the restructuring measures, the Company agreed upon plans to terminate approximately 350 employees. The terminations were primarily the result of the close down of fiber optics operations in Germany and the United States, and were completed in the 2006 fiscal year. In addition, the Company

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

took measures to restructure its chip manufacturing within the manufacturing cluster Munich-Perlach, Regensburg and Villach. Production from Munich-Perlach was transferred primarily to Regensburg and to a lesser extent to Villach. Manufacturing at Munich-Perlach was phased out in March 2007. As part of the restructuring, the Company reduced its workforce by approximately 600 employees.

During the 2006 fiscal year, restructuring plans were announced to downsize the workforce at ALTIS and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. As part of these restructuring measures, the Company agreed upon plans to terminate approximately 390 employees and recorded restructuring charges in the 2007 fiscal year.

During the 2007 fiscal year, further restructuring measures were taken by the Company mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs are affected worldwide, thereof approximately 120 in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures have been completed during the 2007 fiscal year.

During the years ended September 30, 2005, 2006 and 2007, charges of €78 million, €23 million and €45 million, respectively, were recognized as a result of the above mentioned restructuring initiatives.

The development of the restructuring liability during the year ended September 30, 2007 is as follows (€ in millions):

		2007		September 30,
	September 30, 2006	Restructuring	2007	2007
	Liabilities	Charges	Payments	Liabilities

Employee terminations	57	39	(58)	38
Other exit costs	6	6	(6)	6

Total	63	45	(64)	44

10.	Income Taxes

Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2005, 2006 and 2007 (€ in millions):

	2005	2006	2007

Germany	(298)	(378)	(453)
Foreign	104	294	180

Total	(194)	(84)	(273)

Income tax expense (benefit) for the years ended September 30, 2005, 2006 and 2007 are as follows (€ in millions):

	2005	2006	2007

Current taxes:
Germany	31	126	14
Foreign	1	41	7

	32	167	21

Deferred taxes:
Germany	66	(21)	88
Foreign	22	15	(30)
	88	(6)	58

Income tax expense	120	161	79

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Total income taxes for the years ended September 30, 2005, 2006 and 2007 were allocated as follows (€ in millions):

	2005	2006	2007

Income tax expense	120	161	79
Goodwill and intangible assets, for initial recognition of acquired tax benefits that were previously included in the valuation allowance	(30)	—	—
Shareholder’s equity, for other comprehensive income (loss)	—	—	5

	90	161	84

The Company’s corporate statutory tax rate in Germany is 25 percent in the 2005, 2006 and 2007 fiscal years. Additionally, a solidarity surcharge of 5.5 percent is levied. The trade tax decreased in respect of Infineon Technologies AG from 13 percent in 2005 to 11 percent in 2006 due to the move of the Company’s headquarters in 2006. Therefore, the combined statutory tax rate is 39 percent in 2005, and 37 percent in 2006 and 2007, respectively.

On August 17, 2007 the Business Tax Reform Act 2008 was enacted in Germany including several changes to the taxation of German business activities, including a reduction of the Company’s combined statutory corporate and trade tax rate in Germany from 37 percent to 28 percent. Most of the changes will come into effect for the Company in its 2008 fiscal year. Pursuant to SFAS No. 109, the Company recorded a deferred tax charge of €53 million as of September 30, 2007, reflecting the reduction in value of the Company’s deferred tax assets in Germany upon enactment.

A reconciliation of income taxes for the fiscal years ended September 30, 2005, 2006 and 2007, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 39 percent for 2005 and 37 percent for 2006 and 2007 is as follows (€ in millions):

	2005	2006	2007

Expected expense (benefit) for income taxes	(76)	(31)	(101)
Increase in available tax credits	(5)	(36)	(35)
Non-taxable investment (income) loss	(26)	(31)	4
Tax rate differential	(18)	(50)	(107)
Non deductible expenses	29	13	28
Change in German tax rate	—	3	53
Increase in valuation allowance	192	292	226
Other	24	1	11

Actual provision for income taxes	120	161	79

The Company has operations in a jurisdiction which grants a tax holiday from the 2005 fiscal year onwards, which has a remaining term of two years. Compared to ordinary taxation in this jurisdiction, this resulted in tax savings of €0, €16 million and €6 million for the years ended September 30, 2005, 2006 and 2007, respectively, which are reflected in the tax rate differential.

In the 2006 fiscal year, the Company reached an agreement with German tax authorities on certain tax matters relating to prior years. As a result, the timing of the deductibility of certain temporary differences was revised, which led to an increase in the valuation allowance for the 2006 fiscal year in the amount of €50 million.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Deferred income tax assets and liabilities as of September 30, 2006 and 2007 relate to the following (€ in millions):

	2006	2007

Deferred tax assets:
Intangible assets	95	62
Property, plant and equipment	264	197
Deferred income	94	57
Net operating loss and tax credit carry-forwards	1,350	1,319
Other items	179	272

Gross deferred tax assets	1,982	1,907
Valuation allowance	(1,091)	(1,050)

Deferred tax assets	891	857

Deferred tax liabilities:
Intangible assets	4	—
Property, plant and equipment	103	75
Accounts receivable	17	43
Accrued liabilities and pensions	118	113
Other items	11	28

Deferred tax liabilities	253	259

Deferred tax assets, net	638	598

Net deferred income tax assets and liabilities presented in the accompanying consolidated balance sheets as of September 30, 2006 and 2007, are as follows (€ in millions):

	2006	2007

Deferred tax assets:
Current	97	66
Non-current	627	593
Deferred tax liabilities:
Current	(26)	(15)
Non-current	(60)	(46)

Deferred tax assets, net	638	598

At September 30, 2007, the Company had in Germany tax loss carry-forwards of €3,295 million (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,375 million); in other jurisdictions the Company had tax loss carry-forwards of €220 million and tax effected credit carry-forwards of €149 million. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim. In connection with the formation of Qimonda, the net operating losses related to the memory products segment have been retained by Infineon Technologies AG.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2007, which is significant evidence that the more likely than not criterion is not met pursuant to the provisions of SFAS No. 109, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2005, 2006 and 2007 by €192 million, €292 million, and €226 million, respectively, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

The changes in valuation allowance for deferred tax assets during the years ended September 30, 2005, 2006 and 2007 were as follows (€ in millions):

	2005	2006	2007

Balance, beginning of the year	567	740	1,091
Applicable to continuing operations	192	292	226
Purchase accounting adjustments	(30)	—	—
Change in tax rate	—	—	(298)
Adjustment in corresponding net operating loss carry-forward	11	59	31

Balance, end of the year	740	1,091	1,050

In the 2006 and 2007 fiscal years, the Company recorded adjustments to certain net operating loss carry-forwards mainly as a result of final tax assessment reconciliations. As the adjustments were made in jurisdictions in which the Company is in cumulative loss positions, such adjustments were recorded directly to the valuation allowance and approximated €11 million, €59 million and €31 million in the 2005, 2006 and 2007 fiscal years, respectively.

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2006 and 2007, as these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Company reorganized certain businesses in different tax jurisdictions which resulted in deferred intercompany transactions. As of September 30, 2006 and 2007, deferred tax charges related to these transactions amounted to €63 million and €56 million, respectively, of which €56 million and €50 million, respectively are non-current (see note 18).

11.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the years ended September 30, 2005, 2006 and 2007, is as follows:

	2005	2006	2007

Numerator (€ in millions):
Net loss before extraordinary loss	(312)	(268)	(333)
Extraordinary loss, net of tax	—	—	(35)

Net loss	(312)	(268)	(368)

Denominator (shares in millions):
Weighted-average shares outstanding — basic	747.6	747.6	748.6
Effect of dilutive instruments	—	—	—

Weighted-average shares outstanding — diluted	747.6	747.6	748.6

Basic and diluted loss per share in €:
Net loss before extraordinary loss	(0.42)	(0.36)	(0.45)
Extraordinary loss, net of tax	—	—	(0.04)

Net loss	(0.42)	(0.36)	(0.49)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The weighted average of potentially dilutive instruments that were excluded from the diluted loss per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 39.4 million, 46.7 million and 41.2 million shares underlying employee stock options for the years ended September 30, 2005, 2006 and 2007, respectively. Additionally, 86.5 million, 86.5 million and 74.7 million ordinary shares issuable upon the conversion of the convertible subordinated notes for the years ended September 30, 2005, 2006 and 2007, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

12.	Marketable Securities

Marketable securities at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006				2007
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses

Foreign government securities	9	11	2	—	9	11	2	—
Floating rate notes	156	162	6	—	—	—	—	—
Fixed term securities	460	453	—	(7)	491	477	1	(15)
Other debt securities	14	18	4	—	18	22	4	—

Total debt securities	639	644	12	(7)	518	510	7	(15)
Equity securities	4	5	1	—	5	6	1	—

Total marketable securities	643	649	13	(7)	523	516	8	(15)

Reflected as follows:
Current assets	616	615	6	(7)	490	475	—	(15)
Non-current assets (note 18)	27	34	7	—	33	41	8	—

Total marketable securities	643	649	13	(7)	523	516	8	(15)

Unrealized losses relating to securities held for more than 12 months as of September 30, 2006 and 2007, were €7 million and €8 million, respectively.

Realized (losses) gains, net are reflected as other non-operating income (expense), net and were as follows for the years ended September 30 (€ in millions):

	2005	2006	2007

Realized gains	8	3	7
Realized losses	—	—	—

Realized gains, net	8	3	7

As of September 30, 2007, there were no significant fixed term deposits with contractual maturities between three and twelve months.

Debt securities as of September 30, 2007 had the following remaining contractual maturities (€ in millions):

	Cost	Fair Value

Less than 1 year	160	152
Between 1 and 5 years	133	130
More than 5 years	225	228

Total debt securities	518	510

Actual maturities may differ due to call or prepayment rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

13.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Third party — trade	1,304	916
Associated and Related Companies — trade (note 31)	8	16

Trade accounts receivable, gross	1,312	932
Allowance for doubtful accounts	(67)	(38)

Trade accounts receivable, net	1,245	894

Activity in the allowance for doubtful accounts for the years ended September 30, 2006 and 2007 is as follows (€ in millions):

	2006	2007

Allowance for doubtful accounts at beginning of year	44	67
Provision for (recovery of) bad debt, net	23	(29)

Allowance for doubtful accounts at end of year	67	38

14.	Inventories

Inventories at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Raw materials and supplies	125	123
Work-in-process	777	665
Finished goods	300	429

Total Inventories	1,202	1,217

15.	Other Current Assets

Other current assets at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Assets held for sale (note 5)	—	272
VAT and other tax receivables	189	174
Grants receivable (note 7)	125	104
Associated and Related Companies — financial and other receivables (note 31)	1	59
Third party — financial and other receivables	61	57
Financial instruments (note 33)	22	49
Prepaid expenses	36	42
License fees receivable	14	13
Employee receivables (note 31)	7	8
Intangible pension asset (note 32)	13	—
Other	14	29

Total other current assets	482	807

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

16.	Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the years ended September 30, 2006 and 2007 is as follows (€ in millions):

		Technical
		equipment	Other plant
	Land and	and	and office	Construction
	buildings	machinery	equipment	in progress	Total

Cost
September 30, 2006	1,554	9,173	2,309	218	13,254
Additions	61	618	105	646	1,430
Impairments	—	(3)	—	—	(3)
Disposals	(15)	(162)	(180)	(4)	(361)
Reclassifications	13	424	25	(462)	—
Transfers	(101)	(971)	(24)	(7)	(1,103)
Foreign currency effects	(56)	(224)	(20)	(9)	(309)

September 30, 2007	1,456	8,855	2,215	382	12,908

Accumulated depreciation September 30, 2006	(732)	(6,749)	(2,009)	—	(9,490)
Depreciation	(103)	(933)	(187)	—	(1,223)
Disposals	9	155	175	—	339
Reclassifications	—	(5)	5	—	—
Transfers	41	880	18	—	939
Foreign currency effects	18	139	17	—	174

September 30, 2007	(767)	(6,513)	(1,981)	—	(9,261)

Book value September 30, 2006	822	2,424	300	218	3,764

Book value September 30, 2007	689	2,342	234	382	3,647

On December 8, 2004, the Company announced plans to build a new front-end production plant in Kulim High Tech Park, Malaysia. The facility mainly produces power and logic chips used in automotive and industrial power applications. The construction started in early 2005 and production started in September 2006. At full capacity, the facility is expected to employ more than 1,500 people. Maximum capacity will be about 100,000 wafer starts per month using 200-millimeter wafers. As of September 30, 2007, the Company had invested a total of €379 million in this production plant.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

17.	Long-Term Investments

A summary of activity for long-term investments for the years ended September 30, 2006 and 2007, is as follows (€ in millions):

	Investment in	Investment in
	Associated	Related
	Companies	Companies	Total

Balance at September 30, 2005	758	21	779
Additions	5	1	6
Disposals	—	(3)	(3)
Dividend payments	(29)	—	(29)
Capitalized interest	(1)	—	(1)
Impairments	(13)	—	(13)
Equity in earnings	78	—	78
Consolidation of ALTIS	(202)	4	(198)
Gain on share issuance	72	—	72
Reclassifications	10	1	11
Foreign currency effects	(43)	—	(43)

Balance at September 30, 2006	635	24	659

Additions	—	2	2
Disposals	(25)	(3)	(28)
Dividend payments	(61)	—	(61)
Capitalized interest	(1)	—	(1)
Impairments	—	(2)	(2)
Equity in earnings	117	—	117
Reclassifications	(12)	4	(8)
Foreign currency effects	(26)	—	(26)

Balance at September 30, 2007	627	25	652

Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

The following Associated Companies as of September 30, 2007 are accounted for using the equity method of accounting:

Direct and indirect
Name of the Associated Company	ownership in %(1)

Advanced Mask Technology Center GmbH & Co. KG, Dresden (“AMTC”)	25.8

Inotera Memories Inc., Taoyuan, Taiwan (“Inotera”)	27.6

(1)	Direct and indirect ownership percentages are net of Qimonda’s minority interest.

The Company has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.

On May 16, 2002, the Company entered into the AMTC joint venture with its partners Advanced Micro Devices Inc., USA (“AMD”), and DuPont Photomasks Inc., USA (“DuPont”), with the purpose of developing and manufacturing advanced photo masks. In addition, the Company agreed to sell specified photomask equipment to DuPont, and entered into a long-term purchase agreement through 2011. Accordingly, as of September 30, 2007, €12 million was deferred which is being recognized over the term of the purchase agreement. Toppan Printing Co., Ltd. acquired DuPont in April 2005 which led to a name change; former DuPont is now named Toppan Photomasks Inc., Ltd.

On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to several agreements, the Company and Nanya developed advanced 90-nanometer and have been developing 75-and 58-

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

nanometer technology. The 300-millimeter fabrication facility, which employs the technology developed under the aforementioned agreements to manufacture DRAM products, was completed in the 2006 fiscal year and was funded by Inotera. The ramp-up of the second manufacturing module at Inotera was completed and the total capacity in both manufacturing modules reached 120,000 wafer starts per month in September 2007. The second module was also fully funded by Inotera. The joint venture partners are obliged to each purchase one-half of the facility’s production based, in part, on market prices.

On March 17, 2006, Inotera successfully completed an IPO on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97 percent of its outstanding share capital before IPO, for an issuance price of NT$33 per share. As a result, the Company’s ownership interest was diluted to 41.4 percent while its proportional share of Inotera’s equity increased by approximately €30 million, which gain the Company recognized as part of non-operating income during the third quarter of the 2006 fiscal year.

On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400,000,000 ordinary shares) which are traded on the Euro MTF market and represent 14.8 percent of its outstanding share capital before the offering, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted to 36.0 percent (30.9 percent net of Qimonda’s minority interest) while its proportional share of Inotera’s equity increased by €42 million, which gain the Company reflected as part of non-operating income during the fourth quarter of the 2006 fiscal year.

The agreement governing the joint venture with Nanya allowed Infineon to transfer its shares in Inotera to Qimonda. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO. Infineon may only transfer these shares to Qimonda gradually over the four years following Inotera’s IPO. The Company sought an exemption from this restriction that would permit the immediate transfer of all of these shares to Qimonda. In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon held its Inotera shares in trust for Qimonda until the shares could be transferred. This trust agreement provided for Infineon to transfer the shares to Qimonda as and when the transfer restrictions expire or Qimonda received the exemption from the lock-up. In March 2007, the Inotera shares (except for the portion representing less than 1 percent of the total shares) were transferred to Qimonda. The Inotera shares remain subject to Taiwanese lock-up provisions related to the Inotera IPO through January 2008, after which the remaining shares are to be transferred to Qimonda.

ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. During the year ended September 30, 2003, the Company and IBM amended the original shareholders agreement. Pursuant to the amendment, the Company agreed to ratably increase its capacity reservation in the production output of ALTIS from 50 percent to 100 percent during fiscal years 2004 through 2007.

In December 2005, the Company further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through 2009. Pursuant to the December 2005 amendment, the Company granted to IBM an option to require the Company to acquire four-fifths of IBM’s 50 percent interest in the joint venture (or a total of 40 percent of the outstanding shares of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to the Company to settle the respective interests of the parties. In addition, the Company granted to IBM a second option to require the Company to acquire up to four-fifths of IBM’s 50 percent interest in the joint venture (or a total of 40 percent of the outstanding shares of ALTIS) in increments of 10 percent after April 1, 2006 and prior to January 1, 2009. The amendment also permits IBM to sell its interest in ALTIS to a third party meeting certain specified criteria.

Under the December 2005 amendment, the Company and IBM also agreed a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company evaluated the amendment in accordance with FIN 46R and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50 percent ownership interest has been reflected as a minority interest.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table summarizes the elimination of the investment in ALTIS as previously accounted for under the equity method of accounting, and the Company’s initial consolidation of ALTIS during first quarter of the 2006 fiscal year (€ in millions) (see note 5):

ALTIS
December 2005
Consolidation Date	Communication
Segment	Solutions

Cash	119
Inventories	45
Other current assets	10
Property, plant and equipment	212
Long-term investment	(202)
Other non-current assets	(47)

Total assets consolidated	137

Current liabilities	(79)
Non-current liabilities (including debt)	6
Deferred tax liabilities	3
Minority Interests	207

Total liabilities consolidated	137

Net assets consolidated	—

Cash paid	—

In November 2003, the Company, together with United Epitaxy Company, Ltd. (“UEC”), Hsinchu, Taiwan, founded a joint venture company, ParoLink. The Company initially invested €6 million, held a 56 percent ownership interest in ParoLink and accounted for its investment in ParoLink using the equity method, since substantive participating minority rights prevented the exercise of unilateral control. In connection with the Company’s disposal of its fiber optics business (see note 5), the Company acquired the minority interest in ParoLink, terminated the joint venture with UEC and recorded an impairment to reduce the investment to its estimated fair value of €3 million. During January 2006, the joint venture partners decided to dissolve and liquidate ParoLink. The liquidation was completed in the 2007 fiscal year.

On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc. incorporated StarCore, LLC (“StarCore”), based in Austin, Texas. StarCore focused on developing, standardizing and promoting Digital Signal Processor (“DSP”) core technology. In the 2006 fiscal year the shareholders decided by consensus to pursue their objectives in DSP core technology individually and to liquidate StarCore. As a consequence the Company recorded an impairment of €13 million during the 2006 fiscal year.

On November 13, 2006 Qimonda sold its investment in Ramtron International Corp., Colorado, USA (“Ramtron”) through a private placement. As a result of the sale, Qimonda recorded a gain of €2 million as part of other non-operating income during the 2006 fiscal year.

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis of €29 million, €13 million and €2 million during the years ended September 30, 2005, 2006 and 2007, respectively.

There was no goodwill included in the amount of long-term investments at September 30, 2006 and 2007, respectively.

For the Associated Companies as of September 30, 2007, the aggregate summarized financial information for the fiscal years 2005, 2006 and 2007, is as follows (€ in millions):

	2005	2006	2007

Sales	439	894	1,122
Gross profit	137	312	381

Net income (loss)	72	208	277

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

	2005	2006	2007

Current assets	520	1,084	714
Non-current assets	1,883	1,811	2,810
Current liabilities	(334)	(524)	(661)
Non-current liabilities	(891)	(637)	(1,133)

Shareholders’ equity	1,178	1,734	1,730

18.	Other Assets

Other non-current assets at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Deferred tax charges (note 10)	56	50
Marketable securities (note 12)	34	41
Long-term receivables	20	27
Employee receivables (note 31)	2	1
Grants receivable (note 7)	13	—
Other	21	21

Total	146	140

19.	Intangible Assets

A summary of activity for intangible assets for the years ended September 30, 2006 and 2007 is as follows (€ in millions):

		Other
	Goodwill	Intangibles	Total

Cost
September 30, 2005	125	448	573
Additions	—	56	56
Impairment charges (note 8)	(7)	(31)	(38)
Disposals	(11)	(26)	(37)
Foreign currency effects	(6)	(1)	(7)

September 30, 2006	101	446	547

Additions	31	45	76
Impairment charges (note 8)	—	(2)	(2)
Disposals	(6)	(46)	(52)
Foreign currency effects	(9)	(4)	(13)

September 30, 2007	117	439	556

Accumulated amortization
September 30, 2005	—	(258)	(258)
Amortization	—	(67)	(67)
Disposals	—	5	5
Foreign currency effects	—	3	3

September 30, 2006	—	(317)	(317)

Amortization	—	(52)	(52)
Disposals	—	42	42
Foreign currency effects	—	3	3

September 30, 2007	—	(324)	(324)
Carrying value September 30, 2005	125	190	315

Carrying value September 30, 2006	101	129	230

Carrying value September 30, 2007	117	115	232

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding fiscal years is as follows: 2008 €37 million; 2009 €22 million; 2010 €17 million; 2011 €16 million; 2012 €11 million.

In connection with the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture, the Company was granted a license for the use of Saifun’s NROM® technologies (see note 4). During the three months ended March 31, 2005 the Company recorded the license of €58 million and a corresponding liability in the amount of €58 million, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. Effective September 30, 2006, the Company and Saifun amended the license agreement (see note 4). As a result of the amendment, the related liability was reduced to €3 million as of September 30, 2006.

In March 2005, the Company and Rambus reached an agreement settling all claims between them and licensing the Rambus patent portfolio. The license of €37 million is being amortized over the expected useful life of the related technologies of ten years (see note 6).

On June 14, 2006, Infineon and Qimonda reached agreements with MOSAID settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. The license of €32 million is being amortized over the expected useful life of the related technologies of six years (see note 6).

During the years ended September 30, 2005, 2006 and 2007, the Company recognized intangible assets impairment charges of €57 million, €38 million and €2 million, respectively.

During the year ended September 30, 2005, the Company concluded that sufficient indicators existed to require an assessment of whether the carrying values of goodwill and certain other intangible assets in the Customer Premises Equipment, Wireless Infrastructure, Short Range Wireless, RF Engine and Optical Networking reporting units within the Communication Solutions segment might not be recoverable. Recoverability of these intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €57 million were recognized in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value.

During the year ended September 30, 2006, partially as a result of the insolvency of one of the Company’s largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, the Company concluded that sufficient indicators existed to require an assessment of whether the carrying values of goodwill and certain other intangible assets principally in reporting units within the Communication Solutions segment might not be recoverable. Recoverability of these intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €38 million were recognized in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value.

During the year ended September 30, 2007, the Company did not recognize any impairments of goodwill.

20.	Trade Accounts Payable

Trade accounts payable at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Third party — trade	1.165	1.128
Associated and Related Companies — trade (note 31)	80	157

Total	1.245	1.285

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

21.	Accrued Liabilities

Accrued liabilities at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Personnel costs	353	381
Warranties and licenses	54	44
Settlement for antitrust related matters (note 35)	53	38
Other	65	63

Total	525	526

On September 15, 2004 the Company entered into a plea agreement with the United States Department of Justice in connection with its antitrust investigation (see note 35) and agreed to pay a fine aggregating $160 million over a five-year period. The related amount due within one year is included in accrued liabilities and other current liabilities, and the long-term portion is reflected as other non-current liabilities (see note 25). As a result of this agreement and other antitrust related investigations and customer settlements (see note 35), the Company recorded other operating (expenses) income with an aggregate of €(20) million, €(23) million and €9 million during the years ended September 30, 2005, 2006 and 2007, respectively (see note 8).

A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2007 is as follows (€ in millions):

2007

Balance as of September 30, 2006	51
Accrued during the year, net	29
Settled during the year	(36)

Balance as of September 30, 2007	44

22.	Other Current Liabilities

Other current liabilities at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Deferred income	62	124
VAT and other taxes payable	212	109
Liabilities related to asset held for sale (note 5)	—	117
Payroll obligations to employees	128	88
Deferred government grants (note 7)	95	69
Restructuring (note 9)	63	44
Financial instruments (note 33)	11	38
Interest	37	20
Settlement for anti-trust related matters (note 35)	24	20
Associated and Related Companies — financial and other payables (note 31)	9	12
Other	71	39

Total	712	680

Other deferred income includes amounts relating to license income (see note 6) and deferred revenue. The non-current portion is included in other liabilities (see note 25).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

23.	Debt

Debt at September 30, 2006 and 2007 consists of the following (€ in millions):

	2006	2007

Short-term debt:
Loans payable to banks, weighted average rate 4.55%	51	155
Convertible subordinated notes, 4.25%, due 2007	638	—
Current portion of long-term debt	108	153
Capital lease obligation	—	28

Total short-term debt and current maturities	797	336

Long-term debt:
Exchangeable subordinated notes, 1.375%, due 2010	—	215
Convertible subordinated notes, 5.0%, due 2010	692	695
Loans payable to banks:
Unsecured term loans, weighted average rate 4.82%, due 2009 — 2013	458	318
Secured term loans, weighted average rate 1.99%, due 2013	7	4
Other loans payable, weighted average rate 4.35%, due 2011	3	—
Notes payable to governmental entity, rate 2.02%, due 2010 — 2027	48	44
Capital lease obligation	—	100

Total long-term debt	1,208	1,376

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

On September 26, 2007, the Company (as guarantor), through its subsidiary Infineon Technologies Investment B.V. (as issuer), issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes accrue interest at 1.375 percent per year. The notes are exchangeable into a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS any time during the exchange period, as defined, through maturity, corresponding to an exchange premium of 35 percent. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined, and an early redemption option in the event of a change of control, as defined. The Company may, at its option, redeem the outstanding notes in whole, but not in part, at the principal amount thereof together with accrued interest to the date of redemption, if the issuer has determined that, as a result of a publicly announced transaction, there is a substantial likelihood that the aggregate ownership of the share capital of Qimonda AG by the issuer, the guarantor and any of their respective subsidiaries will be less than 50 percent plus one share. In addition, the Company may, at its option, redeem the outstanding notes in whole, but not in part, at their principal amount together with interest accrued to the date of redemption, if the share price of the ADSs on each of 15 trading days during a period of 30 consecutive trading days commencing on or after August 31, 2009, exceeds 130 percent of the exchange price. The exchangeable notes are listed on the Frankfurt Stock Exchange. At September 30, 2007, unamortized debt issuance costs amount to €6 million. Concurrently with this transaction, the Company loaned an affiliate of J.P. Morgan Securities Inc. 3.6 million Qimonda ADSs ancillary to the placement of the exchangeable subordinated notes. The affiliate of J.P. Morgan Securities Inc. sold these ADSs as part of the Qimonda ADSs sale on September 25, 2007 (see note 3).

On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of €10.23 per share through maturity. The notes accrue interest at 5.0 percent per year. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125 percent of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. On September 29, 2006 the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. At September 30, 2007, unamortized debt issuance costs amount to €5 million.

On February 6, 2007, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), fully redeemed its convertible subordinated notes due 2007 at the principal outstanding amount of €640 million.

In September 2004, the Company executed a $400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to $345/€300 million in August 2006. The facility consists of two tranches. Tranche A is a term loan to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, the Company drew $345 million under Tranche A, on the basis of a repayment schedule that foresees equal installments falling due in March and September each year. At September 30, 2007, $235 million was outstanding under Tranche A. Tranche B, which is a €300 million multicurrency revolving facility to be used for general corporate purposes, remained available and undrawn at September 30, 2007. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances. In September 2007, the Company extended its credit lines by €300 million in additional short-term bilateral commitments from lenders of the facility described above under the same terms and conditions applicable to Tranche B.

In September 2007, Qimonda entered into a sale and leaseback transaction of 200-millimeter equipment. The four-year lease is accounted for as a capital lease, whereby the present value of the lease payments is reflected as a capital lease obligation.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes (€ in millions).

	Nature of financial		As of September 30, 2007
	Institution	Purpose/intended	Aggregate
Term	Commitment	use	facility	Drawn	Available

Short-term	Firm commitment	Working capital, guarantees	164	127	37

Short-term	No firm commitment	Working capital, cash management	336	28	308

Long-term(1)	Firm commitment	General corporate purposes	766	165	601
Long-term(1)	Firm commitment	Project finance	354	354	—

Total			1,620	674	946

(1)	Including current maturities.

At September 30, 2007, the Company was in compliance with its debt covenants under the relevant facilities.

Interest expense for the years ended September 30, 2005, 2006 and 2007 was €83 million, €109 million and €89 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Aggregate amounts of debt maturing subsequent to September 30, 2007 are as follows (€ in millions):

Fiscal year ending September 30	Amount

2008	336
2009	207
2010	1,002
2011	95
2012	26
Thereafter	46

Total	1,712

24.	Long-Term Accrued Liabilities

Long-term accrued liabilities at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Asset retirement obligations	33	24
Post-retirement benefits	4	3
Personnel costs	6	6
Other	3	3

Total	46	36

25.	Other Liabilities

Other non-current liabilities at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Deferred income	40	114
Deferred government grants (note 7)	117	113
Settlement for antitrust related matters (note 35)	62	37
License fees payable	41	27
Deferred Compensation	—	13
Other	17	12

Total	277	316

26.	Minority Interest

On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (“CSVC”) for the construction of a back-end manufacturing facility in the People’s Republic of China. Pursuant the joint venture agreement, the capital invested by CSVC earns an annual return and has a liquidation preference, while all accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has fully consolidated the joint venture from inception, and the capital invested and annual return of the minority investor is reflected as minority interest.

ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. In December 2005, the Company further amended its agreements with IBM in respect of the ALTIS joint venture and began to fully consolidate ALTIS, whereby IBM’s 50 percent ownership interest is reflected as minority interest (see note 5 and 17).

Effective May 1, 2006, the Company contributed substantially all of the operations of its memory products segment, including the assets and liabilities that were used exclusively for these operations, to Qimonda, a stand-alone legal company. On August 9, 2006, Qimonda completed an initial public offering on the New York Stock Exchange through the issuance of 42 million ADSs which are traded under the symbol “QI”, for an offering price of $13 per ADS. In addition, the Company sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result of these transactions, the Company

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

reduced its shareholding in Qimonda to 85.9 percent. During the fourth quarter of the 2007 fiscal year, Infineon sold an additional 28.75 million Qimonda ADSs (including underwriters’ over-allotment option), further reducing its ownership interest in Qimonda to 77.5 percent. The minority investors’ ownership interest in Qimonda of 14.1 percent and 22.5 percent as of September 30, 2006 and 2007, respectively, is reflected as minority interest (see note 3).

27.	Ordinary Share Capital

As of September 30, 2007 the Company had 749,728,635 registered ordinary shares, notional value of €2.00 per share, outstanding. During the years ended September 30, 2006 and 2007 the Company increased its share capital by €0.08 million and €4 million, respectively, by issuing 39,935 and 2,119,341 ordinary shares, respectively, in connection with the Company’s Long-Term Incentive Plans.

Authorized and Conditional Share Capital

In addition to the issued share capital, the Company’s Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2007, the Management Board may use these authorizations to issue new shares as follows:

•	Through January 19, 2009, Authorized Share Capital II/2004 — in an aggregate nominal amount of up to €30 million to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

•	Through February 14, 2012, Authorized Share Capital 2007 — in an aggregate nominal amount of up to €224 million to issue shares for cash, where the pre-emptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the pre-emptive rights of shareholders may be excluded for all shares.

The Company has conditional capital of up to an aggregate nominal amount of €92 million (Conditional Share Capital I), of up to an aggregate nominal amount of €29 million (Conditional Share Capital III) and up to an aggregate nominal amount of €24.5 million (Conditional Share Capital IV/2006) that may be used to issue up to 72.6 million new registered shares in connection with the Company’s long-term incentive plans (see note 28). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has conditional capital of up to an aggregate nominal amount of €152 million (Conditional Share Capital 2002) that may be used to issue up to 76 million new registered shares upon conversion of debt securities, issued in June 2003 and which may be converted at any time until May 22, 2010 (see note 23). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has further conditional capital of up to an aggregate nominal amount of €248 million (Conditional Share Capital 2007) that may be used to issue up to 124 million new registered shares upon conversion of debt securities which may be issued before February 14, 2012. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Dividends

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders.

The ordinary shareholders meeting held in February 2007 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2007 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2007.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

28.	Stock-Based Compensation

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Amounts in periods prior to the adoption of SFAS No. 123 (revised 2004) have not been restated and do not reflect the recognition of stock-based compensation.

Infineon Stock Option Plan

In 1999, the shareholders approved a long-term incentive plan (“LTI 1999 Plan”), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company’s stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

In 2001, the Company’s shareholders approved the International Long-Term Incentive Plan (“LTI 2001 Plan”) which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions; however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company could grant up to 51.5 million options over a five-year period. The exercise price of each option equals 105 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire seven years from the grant date.

Under the LTI 2001 Plan, the Company’s Supervisory Board decided annually within 45 days after publication of the financial results how many options to grant to the Management Board. The Management Board, within the same period, decided how many options to grant to eligible employees.

In 2006, the Company’s shareholders approved the Stock Option Plan 2006 (“SOP 2006”) which replaced the LTI 2001 Plan. Under the terms of SOP 2006, the Company can grant up to 13 million options over a three-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options are only exercisable if the price of a share exceeds the trend of the comparative index Philadelphia Semiconductor Index (“SOX”) for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire six years from the grant date.

Under the SOP 2006, the Supervisory Board will deside annually within a period of 45 days after publication of the annual results or the results of the first or second quarters of a fiscal year, but not later then two weeks before the end of the quarter, how many options to grant to the Management Board. During the same period the Management Board may grant options to other eligible employees.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

A summary of the status of the LTI 1999 Plan, the LTI 2001 Plan, and the SOP 2006 as of September 30, 2007, and changes during the fiscal year then ended is presented below (options in millions, exercise price in euro, intrinsic value in millions of euro):

		Weighted	Weighted
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2006	44.8	18.12	3.54	14
Granted	2.3	13.30
Exercised	(2.1)	8.91
Forfeited and expired	(5.6)	33.58

Outstanding at September 30, 2007	39.4	16.17	2.99	66

Vested and expected to vest, net of estimated forfeitures at September 30, 2007	39.1	16.20	2.97	66

Exercisable at September 30, 2007	25.8	19.52	2.06	31

Options with an aggregate fair value of €42 million, €51 million and €32 million vested during the fiscal years ended September 30, 2005, 2006 and 2007, respectively. Options with a total intrinsic value of €0, €0 and €6 million were exercised during the fiscal years ended September 30, 2005, 2006 and 2007, respectively.

Changes in the Company’s unvested options for the fiscal year ended September 30, 2007 are summarized as follows (options in million, fair values in euro, intrinsic value in millions of euro):

		Weighted	Weighted
		average	average
	Number of	grant date	remaining life	Aggregated
	options	fair value	(in years)	Intrinsic Value

Unvested at September 30, 2006	19.2	4.11	5.11	11
Granted	2.3	2.03
Vested	(7.0)	4.63
Forfeited	(0.9)	3.91

Unvested at September 30, 2007	13.6	3.50	4.77	35

Unvested options expected to vest	13.2	3.53	4.81	34

The fair value of each option grant issued pursuant to the 1999 and 2001 Long-Term Incentive Plans was estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), Infineon relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated based on historical experience.

The fair value of each option grant issued pursuant to the Stock Option Plan 2006 was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the SOX and its impact on stock option fair value. The Company uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated using the Monte Carlo simulation model.

Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during the fiscal year ended September 30, 2007.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following weighted-average assumptions were used in the fair value calculation:

	2005	2006	2007

Weighted-average assumptions:
Risk-free interest rate in %	3.02	3.08	3.91
Expected volatility, underlying shares in %	58	43	40
Expected volatility, SOX index in%	—	—	36
Forfeiture rate, per year in %	—	—	3.40
Dividend yield in %	0	0	0
Expected life in years	4.50	5.07	3.09
Weighted-average fair value per option at grant date in €	4.03	3.19	2.03

As of September 30, 2007, there was a total of €12 million in unrecognized compensation expense related to un-vested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1 year.

Qimonda’s Stock Option Plan

Qimonda shareholders approved a stock option plan (“Qimonda 2006 SOP”) during the 2006 fiscal year. Under the terms of the Qimonda 2006 SOP, Qimonda can grant up to 6 million non-transferable option rights over a three-year period which grant the holder the right to receive ordinary shares issued by Qimonda. The exercise price of each option equals 100 percent of the average closing price of Qimonda’s ADSs on the New York Stock Exchange during the five trading days prior to the grant date. Granted options are only exercisable if the price of Qimonda ADSs as quoted on the New York Stock Exchange exceeds the trend of the comparative index SOX for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to Qimonda’s ADSs reaching the exercise price on at least one trading day, and expire six years from the grant date. On November 24, 2006, Qimonda granted 1.9 million stock options to its employees under the Qimonda 2006 SOP.

A summary of the status of the Qimonda 2006 SOP as of September 30, 2007, and changes during the fiscal year then ended, is presented below (options in millions, exercise prices in U.S. dollar, fair value in euro):

		Weighted	Weighted average
		average	remaining	Aggregated
	Number of	exercise	life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2006	—	—	—	—
Granted	1.9	15.97	6.00	—
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—
Outstanding at September 30, 2007	1.9	15.97	5.16	—

Expected to vest, net of estimated forfeitures, at September 30, 2007	1.7	15.97	5.16	—

Exercisable at September 30, 2007	—	—	—	—

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Changes of the Qimonda 2006 SOP unvested options for the fiscal year ended September 30, 2007 are summarized as follows (options in million, fair values in euro, intrinsic value in millions of euro):

		Weighted	Weighted
		average	average
		grant	remaining	Aggregated
	Number	date fair	life	Intrinsic
	of options	value	(in years)	Value

Unvested at September 30, 2006	—	—	—	—
Granted	1.9	3.23	6.00	—
Vested	—	—	—	—
Forfeited	—	—	—	—
Unvested at September 30, 2007	1.9	3.23	5.16	—
Unvested options expected to vest	1.7	3.23	5.16	—

The fair value of each option grant issued pursuant to the Qimonda 2006 SOP was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the SOX and its impact on stock option fair value. Following the implementation of SFAS No. 123 (revised 2004), Qimonda uses a combination of implied and historical volatilities from traded options on Qimonda’s peer group when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The peer group is a group of publicly listed companies deemed to reflect the fundamentals of Qimonda’s stock. Forfeitures are estimated based on historical experience. The expected life of options granted was estimated using the Monte Carlo simulation model. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Qimonda has not made any dividend payments during the fiscal year ended September 30, 2007.

The following weighted average assumptions were used in the fair value calculation:

2007

Weighted-average assumptions:
Risk-free interest rate in %	4.62
Expected volatility, underlying ADS in %	45
Expected volatility, SOX in %	29
Forfeiture rate, per year in %	3.40
Dividend yield in %	0
Expected life in years	4.62
Weighted-average fair value per option at grant date in €	3.23

As of September 30, 2007, there was a total of €4 million in unrecognized compensation expense related to un-vested stock options of Qimonda 2006 SOP, which is expected to be recognized over a weighted average period of 2.27 years.

Stock-Based Compensation Expense

Stock-based compensation expense was allocated as follows for the fiscal years ended September 30, 2006 and 2007 (€ in millions, except for share data):

	2006	2007

Compensation expense recognized:
Cost of goods sold	7	4
Selling, general and administrative expenses	12	7
Research and development expenses	9	6

Total stock-based compensation expense	28	17

Stock-based compensation effect on basic and diluted loss per share in €	(0.04)	(0.02)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Cash received from stock option exercises was €0 and €19 million during the fiscal years ended September 30, 2006 and 2007, respectively. The amount of stock-based compensation expense which was capitalized and remained in inventories for the fiscal years ended September 30, 2005, 2006 and 2007 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

Prior to the 2006 fiscal year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148.

If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net loss and loss per share would have been increased to the pro forma amounts indicated below, pursuant to the provisions of SFAS No. 148 (€ in millions, except for share data):

2005

Net loss:
As reported	(312)
Deduct: Stock-based employee compensation expense included in reported net loss, net of related tax effects	—
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(39)
Pro forma	(351)
Basic and diluted loss per share in €:
As reported	(0,42)

Pro forma	(0,47)

29.	Other Comprehensive Loss

The changes in the components of other comprehensive loss for the years ended September 30, 2005, 2006 and 2007 are as follows (€ in millions):

	2005			2006			2007
		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	13	(1)	12	6	(1)	5	(7)	—	(7)
Reclassification adjustment for losses (gains) included in net income or loss	(4)	—	(4)	(13)	1	(12)	(6)	1	(5)

Net unrealized (losses) gains, net	9	(1)	8	(7)	—	(7)	(13)	1	(12)
Unrealized gains (losses) on cash flow hedges	(25)	—	(25)	5	—	5	2	—	2
Additional minimum pension liability/Defined benefit plans	(85)	1	(84)	(3)	—	(3)	95	(5)	90
Foreign currency translation adjustment	64	—	64	(69)	—	(69)	(105)	—	(105)

Other comprehensive loss	(37)	—	(37)	(74)	—	(74)	(21)	(4)	(25)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

30.	Supplemental Cash Flow Information

	2005	2006	2007
	(€ in millions)

Cash paid for:
Interest	91	116	100
Income taxes	79	117	134
Non-cash investing activities:
Construction grants deducted from cost of fixed assets (note 7)	—	49	1
Molstanda (note 4)	—	—	(41)
Non-cash financing activities:
Molstanda (note 4)	—	—	76

31.	Related Parties

The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 fiscal year are no longer reflected as Related Party transactions (see notes 5 and 17).

On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as Related Party transactions.

Related Party receivables at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Current:
Associated and Related Companies — trade (note 13)	8	16
Associated and Related Companies — financial and other receivables (note 15)	1	59
Employee receivables (note 15)	7	8
	16	83
Non-current:
Employee receivables (note 18)	2	1

Total Related Party receivables	18	84

Related Party payables at September 30, 2006 and 2007 consist of the following (€ in millions):

	2006	2007

Associated and Related Companies — trade (note 20)	80	157
Associated and Related Companies — financial and other payables (note 22)	9	12

Total Related Party payables	89	169

Related Party receivables and payables as of September 30, 2007, have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

At September 30, 2007, current Associated and Related Companies — financial and other receivables included a revolving term loan of €52 million due from ALTIS.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Transactions with Related Parties during the years ended September 30, 2005, 2006 and 2007, include the following (€ in millions):

	2005	2006	2007

Sales to Related Parties:
Siemens group companies	861	322	—
Associated and Related Companies	55	61	57

Total sales to Related Parties	916	383	57

Purchases from Related Parties:
Siemens group companies	226	73	—
Associated and Related Companies(1)	615	575	593

Total purchases from Related Parties	841	648	593

(1)	The decrease during the fiscal year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.

Purchases from Associated and Related Companies during the years ended September 30, 2005, 2006 and 2007 are principally related to products purchased from Inotera.

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of €38 million and €21 million for the years ended September 30, 2005 and 2006, respectively. Purchases from Siemens group companies primarily include purchases of fixed assets, inventory, IT services, and administrative services.

32.	Pension Plans

Pension benefits provided by the Company are currently organized primarily through defined benefit pension plans which cover a significant portion of the Company’s employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment, while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is June 30.

In February 2007, the Company transferred the majority of its existing domestic (German) pension plans into a new Infineon pension plan with effect from October 1, 2006. Under the new plan, employee benefits are predominantly based on contributions made by the Company, although defined benefit provisions are retained. The plan qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plans is treated as a plan amendment pursuant to SFAS No. 87. In comparison to the existing domestic pension obligation, the additional impact on projected benefit obligation consists of unrecognized prior service cost about €4 million and is reflected as a separate component of accumulated other comprehensive income (see note 29), which will be amortized as part of net periodic pension cost over the expected years of future service.

As a result of the adoption of SFAS No. 158 as of the end of the fiscal year ending September 30, 2007, the Company must recognize the overfunded or under-funded status of a defined benefit postretirement plan as an asset or liability in its consolidated balance sheet and recognize the change in that funded status in the year in which the changes occur through comprehensive income (“Recognition Provision”). Actuarial gains and losses and unrecognized prior service costs are to be recognized as a component of other comprehensive income, net of tax.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table summarizes the incremental effect as of September 30, 2007 resulting from the initial adoption of SFAS No. 158 (€ in millions):

		Adjustments to
	Before Adoption of	initially apply	After Adoption of
	SFAS No. 158	SFAS No. 158	SFAS No. 158

Prepaid pension costs	108	(108)	—
Current deferred income taxes	2	(5)	(3)
Intangible asset	4	(4)	—
Non-current pension asset	—	60	60
Short-term pension liability	—	(5)	(5)
Pension liabilities	(125)	14	(111)
Accumulated other comprehensive loss, net of tax	(3)	48	45

Information with respect to the Company’s pension plans for the years ended September 30, 2005, 2006 and 2007 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans (€ in millions):

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Accumulated benefit obligations end of year	(337)	(64)	(378)	(61)	(372)	(60)

Change in projected benefit obligations:
Projected benefit obligations beginning of year	(271)	(78)	(392)	(85)	(443)	(75)
Service cost	(16)	(7)	(24)	(5)	(26)	(3)
Interest cost	(15)	(4)	(17)	(4)	(21)	(4)
Actuarial gains (losses)	(89)	(2)	(13)	8	94	(1)
Divestitures	1	4	—	—	2	—
Plan amendments	(8)	—	—	—	(4)	—
Benefits paid	2	2	3	2	5	3
Curtailment gain	4	1	—	7	—	1
Foreign currency effects	—	(1)	—	2	—	3

Projected benefit obligations end of year	(392)	(85)	(443)	(75)	(393)	(76)

Change in fair value of plan assets:
Fair value at beginning of year	174	30	208	35	282	38
Contributions and transfers	17	4	63	4	65	5
Actual return on plan assets	19	2	14	2	27	4
Benefits paid	(2)	(2)	(3)	(2)	(5)	(3)
Foreign currency effects	—	1	—	(1)	—	(1)

Fair value at end of year	208	35	282	38	369	43

Funded status	(184)	(50)	(161)	(37)	(24)	(33)
Unrecognized actuarial (gains) losses	138	4	144	(8)	33	(7)
Unrecognized prior service cost (benefit)	14	(2)	13	—	16	—
Post measurement date contributions	16	1	16	1	1	—

Net asset (liability) recognized	(16)	(47)	12	(44)	26	(40)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The above amounts are recognized as follows in the accompanying consolidated balance sheets as of September 30 (€ in millions):

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Prepaid pension cost	—	—	—	1	—	—
Intangible asset (note 15)	14	—	13	—	—	—
Non-current pension asset	—	—	—	—	57	3
Current pension liability	—	—	—	—	(5)	—
Pension liabilities	(115)	(47)	(89)	(45)	(75)	(36)
Accumulated other comprehensive income	85	—	88	—	49	(7)

Net asset (liability) recognized	(16)	(47)	12	(44)	26	(40)

The amounts in accumulated other comprehensive income that are expected to be recognized as components of the net periodic benefit cost in the 2008 fiscal year are actuarial losses in an amount of less than €1 million and prior service cost in an amount of €1 million.

Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets are as follows (€ in millions):

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Projected benefit obligation	392	85	443	64	108	63
Fair value of plan assets	208	35	282	26	27	26
Accumulated benefit obligations	337	57	378	54	99	47
Fair value of plan assets	208	26	282	26	27	19

The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Discount rate in %	4.5	4.8	4.8	5.3	5.5	5.6
Rate of compensation increase in %	2.5	3.1	2.5	1.8	2.5	2.2
Projected future pension increases in %	1.3	2.2	1.8	2.2	1.8	2.7
Expected return on plan assets in %	7.3	6.9	6.5	6.9	6.1	6.9

Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company’s long-term obligation.

Investment Strategies

The investment approach of the Company’s pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The Company’s pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and annual liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Expected Long-Term Rate of Return on Plan Assets

Establishing the expected rate of return on pension assets requires judgment. The Company’s approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time, the types of investment classes in which pension plan assets are invested, long-term investment strategies, as well as the expected compounded return the Company can reasonably expect the portfolio to earn over appropriate time periods.

The Company reviews the expected long-term rate of return annually and revises it as appropriate. Also, the Company periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries.

Plan Asset Allocation

As of September 30, 2006 and 2007 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2006		2007		Targeted Allocation
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Equity securities in %	33	59	38	58	52	57
Debt securities in %	33	26	35	24	21	22
Other in %	34	15	27	18	27	21

Total in %	100	100	100	100	100	100

The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in shares of Infineon or Qimonda.

The components of net periodic pension cost for the years ended September 30, 2005, 2006 and 2007 are as follows (€ in millions):

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Service cost	(16)	(7)	(24)	(5)	(26)	(3)
Interest cost	(15)	(4)	(17)	(4)	(21)	(4)
Expected return on plan assets	13	2	13	3	17	3
Amortization of unrecognized prior service (cost) benefits	—	—	(1)	2	(1)	—
Amortization of unrecognized actuarial gains (losses)	(3)	—	(7)	—	(8)	1
Curtailment gain recognized	1	1	—	3	—	1

Net periodic pension cost (note 8)	(20)	(8)	(36)	(1)	(39)	(2)

The prior service costs relating to the pension plans are amortized in equal amounts over the expected years of future service of each active employee who is expected to receive benefits from the pension plans.

Unrecognized gains or losses are included in the net pension cost for the year, if as of the beginning of the year, the unrecognized net gains or losses exceed 10 percent of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

Actuarial gains (losses) amounted to €(91) million, €(5) million and €93 million for the fiscal years ended September 30, 2005, 2006 and 2007, respectively. The decrease in actuarial losses in the 2006 fiscal year was primarily the result of the increase in the discount rate used to determine the benefit

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

obligation. The increase in actuarial gains in the 2007 fiscal year was primarily the result of the increase in the discount rates used to determine the benefit obligation.

It is not planned nor anticipated that any plan assets will be returned to any business entity during the next fiscal year.

In September 2006, Qimonda established a separate pension trust for the purpose of funding future pension benefit payments for its employees in Germany. A portion of the Company’s pension plan assets have been allocated to Qimonda for periods prior to its formation based on the proportion of Qimonda’s projected benefit obligation to the total Company’s projected benefit obligation. Accordingly, the Company transferred €26 million in cash from its Pension Trust into the Qimonda pension trust.

The effect of employee terminations, in connection with the Company’s restructuring plans (see note 9), on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2005, 2006 and 2007 pursuant to the provisions of SFAS No. 88 “Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”.

The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five fiscal years and thereafter are as follows (€ in millions):

	Domestic	Foreign
Years ending September 30,	plans	plans

2008	19	1
2009	17	2
2010	23	2
2011	26	2
2012	20	2
2013 - 2017	135	18

During the year ended September 30, 2002, the Company established a deferred savings plan for its employees in Germany, whereby a portion of the employee’s salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments of €17 million and €26 million as of September 30, 2006 and 2007, respectively, is actuarially determined and accounted for on the same basis as the Company’s other pension plans.

33.	Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative financial instruments are included in determining net loss, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2006 and 2007 are as follows (€ in millions):

	2006		2007
	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts sold:
U.S. dollar	682	1	735	25
Japanese yen	30	—	17	—
Great Britain pound	1	—	—	—
Malaysian ringgit	6	—	3	—
Norwegian krone	—	—	2	—
Forward contracts purchased:
U.S. dollar	209	(1)	356	(20)
Japanese yen	24	—	73	(2)
Singapore dollar	27	—	24	—
Great Britain pound	7	—	6	—
Malaysian ringgit	35	—	83	(2)
Norwegian krone	—	—	7	—
Other currencies	—	—	1	—
Currency Options sold:
U.S. dollar	259	(5)	—	—
Currency Options purchased:
U.S. dollar	252	2	—	—
Interest rate swaps	1,200	5	700	(10)
Other	218	9	231	20

Fair value, net		11		11

The Company entered into interest rate swap agreements with independent financial institutions during the year ended September 30, 2004, which were designated as a cash flow hedge of interest rate fluctuations on forecasted future lease payments during the first 10 years of the Campeon lease agreement (see note 35). The ineffective portion of the cash flow hedge was €0 for the years ended September 30, 2005, 2006, and 2007. The effective portion of €(22) million was deferred in other comprehensive income until the commencement of the lease in the first quarter of the 2006 fiscal year, and is being amortized ratably into lease expense over the lease term of 15 years.

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2007, the subordinated convertible and exchangeable notes, both due 2010, were trading at a 22.1 percent and a 2.5 percent premium to par, respectively, based on quoted market values. The fair values of the Company’s cash and cash equivalents, receivables and payables, as well as related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 12).

34.	Risks

Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and financial derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. Related Parties account for a considerable portion of sales and trade receivables. The credit risk with respect to cash equivalents, marketable securities and financial derivatives is limited by transactions with a number of large international financial institutions, with pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amounts of agreements entered into with any one financial institution.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

In order to remain competitive, the Company must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

Due to the high-technology nature of the Company’s operations, intellectual property is an integral part of the Company’s business. The Company has intellectual property which it has self-developed, purchased or licensed from third parties. The Company is exposed to infringements by others of such intellectual property rights. Conversely, the Company is exposed to assertions by others of infringement by the Company of their intellectual property rights.

The Company, through its use of third-party foundry and joint venture arrangements, uses a significant portion of manufacturing capacity that is outside of its direct control. As a result, the Company is reliant upon such other parties for the timely and uninterrupted supply of products and is exposed, to a certain extent, to fluctuations in product procurement cost.

The Company has established policies and procedures which serve as business conduct guidelines for its employees. Should these guidelines not be adhered to, the Company could be exposed to risks relating to wrongful actions by its employees.

Approximately 8,600 of the Company’s employees are covered by collective bargaining agreements. The collective bargaining agreements pertain primarily to certain of the Company’s non-management employees in Germany (affecting approximately 4,900 employees), Austria (affecting approximately 2,500 employees) and France (affecting approximately 1,200 employees, including ALTIS). The agreement in Germany is perpetual, but can be terminated by the trade union with a notice of two months prior to October 31, 2008. The agreement in Austria expires on May 1, 2008. The minimum salaries stipulated in the agreement in France are subject to yearly revision coming into effect on January 1 each year. The provisions of these agreements generally remain in effect until replaced by a subsequent agreement. Agreements for periods after expiration are to be negotiated with the respective trade unions through a process of collective negotiations.

35.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers.

Sixteen cases were filed between June and September 2002 in several U.S. federal district courts, purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period (the Direct U.S. Purchaser Class), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). The settlement was approved on November 1, 2006. The court entered final judgment and dismissed the class action claims with prejudice in November 2006. Under the terms of the settlement agreement the Company agreed to pay approximately $21 million. In addition to this settlement payment, the Company agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying by 10.53 percent the amount by which those sales exceed $208.1 million. The Company does not currently expect to pay any additional amount to the class.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. (“Honeywell”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both Unisys and Honeywell opted out of the Direct U.S. Purchaser Class and settlement, so their claims are not barred by the settlement with the Direct U.S. Purchaser Class. Both of these complaints were filed in the Northern District of California and have been related to the MDL described above. In April 2007 the court dismissed the initial complaint with leave to amend. Unisys filed a First Amended Complaint in May 2007. The Company, IF North America, and the other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint in June 2007. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order in April 2007.

In February and March 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. As with Unisys, the claims of these plaintiffs are not barred by the settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement.

Based upon the court’s order dismissing portions of the initial Unisys complaint described above, the plaintiffs in all four of these opt-out cases filed amended complaints in May 2007. In June 2007, Infineon and IF North America answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. and along with its co-defendants filed a joint motion to dismiss certain portions of the DRAM Claims Liquidation Trust amended complaint (see note 37).

Sixty-four additional cases were filed between August and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, which was subsequently dismissed with prejudice and as to which the plaintiffs have filed notice of appeal) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the multi-district litigation described above. Nineteen of the twenty-three transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings. The defendants have filed

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

two motions for judgment on the pleadings directed at several of the claims. Hearing on those motions took place in December 2006.

The court entered an order in June 2007 granting in part and denying in part the defendants’ motions for judgment on the pleadings. The order dismissed a large percentage of the indirect purchaser plaintiffs’ claims, and granted leave to amend with regard to claims under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. In June 2007, the indirect purchaser plaintiffs filed both a First Amended Complaint and a motion for leave to file a Second Amended Complaint that attempts to resurrect some of the claims that were dismissed. On August 17, 2007, the court entered an order granting the motion to file the Second Amended Complaint, which re-pleaded part of the previously dismissed claims.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. I n October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorneys general of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washing-ton, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. On August 31, 2007, the court entered orders granting the motions in part and denying the motions in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend, with any amended complaints to be filed by October 1, 2007. Between June 25 and August 15, 2007, the state attorneys general of four states, Alaska, Ohio, New Hampshire and Texas, filed requests for dismissal of their claims without prejudice.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. In light of its plea agreement with the DOJ, the Company made an accrual during the 2004 fiscal year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of the actual fine. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005 two putative class proceedings were filed in the Canadian province of Québec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004 seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend. In October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. Plaintiffs filed a third amended complaint in July 2007. A hearing is scheduled for November 19, 2007.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents.

Accruals and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of September 30, 2007, the Company had accrued liabilities in the amount of €95 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2007 (€ in millions)(1),(2):

	Payments Due by Period
		Less than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

Contractual commitments:
Operating lease payments	870	90	78	65	62	57	518
Unconditional purchase commitments	1,212	1,161	29	11	6	1	4
Other long-term commitments	77	71	2	2	1	1	—

Total Commitments	2,159	1,322	109	78	69	59	522

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not accurately quantifiable at September 30, 2007. Purchases under such arrangements aggregated €1,165 million for the year ended September 30, 2007.

The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers for the manufacturing and testing of semiconductor products. These agreements generally are greater than one year in duration and are renewable. Under the terms of these agreements, the Company has agreed to purchase a portion of their production output based, in part, on market prices.

Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices.

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2007 (€ in millions)(1):

	Expirations by Period
		Less than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

Maximum potential future payments:
Guarantees(2)	209	25	22	1	14	30	117
Contingent government grants(3)	462	125	40	56	171	30	40

Total contingencies	671	150	62	57	185	60	157

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings, and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2007, a maximum of €462 million of these subsidies could be refundable.

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which was included in restricted cash as of September 30, 2007. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition. A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2007 is presented in note 21.

36.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

The Company’s current organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into the stand-alone legal entity, Qimonda AG. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments.

The Company operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial & Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out the Other Operating Segments for the 2005, 2006 and 2007 fiscal years include net sales and earnings that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales and earnings.

The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). Each of the segments has a segment manager reporting directly to the Chief Executive Officer and Chief Financial Officer, who have been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and EBIT. The CODM does not review asset information by segment nor does he evaluate the segments on these criteria on a regular

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

basis, except that the CODM is provided information regarding certain inventories on an operating segment basis. The Company does, however, allocate depreciation expense to the operating segments based on production volume and product mix using standard costs. Information with respect to the Company’s operating segments follows:

Automotive, Industrial & Multimarket

The Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, and applications with customer-specific product requirements.

Communication Solutions

The Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wire-line and wireless communication applications.

Qimonda

Qimonda designs memory technologies and develops, manufactures, and markets a large variety of memory products on a module, component and chip level.

Other Operating Segments

Remaining activities for certain product lines that have been disposed of, as well as other business activities, are included in the Other Operating Segments.

Selected segment data for the years ended September 30, 2005, 2006 and 2007 is as follows (€ in millions):

	2005	2006	2007

Net sales:
Automotive, Industrial & Multimarket	2,516	2,839	3,017
Communication Solutions(1)	1,391	1,205	1,051
Other Operating Segments(2)	285	310	219
Corporate and Eliminations(3)	(258)	(240)	(213)

Subtotal	3,934	4,114	4,074

Qimonda	2,825	3,815	3,608

Infineon Group	6,759	7,929	7,682

(1)	Includes inter-segment sales of €30 million for fiscal year ended September 30, 2007, none in fiscal years 2005 and 2006, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €273 million, €256 million and €189 million for fiscal years ended September 30, 2005, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €273 million, €256 million and €219 million for fiscal years ended September 30, 2005, 2006 and 2007, respectively.

	2005	2006	2007

EBIT:
Automotive, Industrial & Multimarket	134	246	300
Communication Solutions	(295)	(231)	(160)
Other Operating Segments	4	4	(12)
Corporate and Eliminations	(137)	(236)	(177)

Subtotal	(294)	(217)	(49)
Qimonda(1)	111	202	(207)

Infineon Group	(183)	(15)	(256)

(1)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

	2005	2006	2007

Depreciation and Amortization:
Automotive, Industrial & Multimarket	431	411	401
Communication Solutions	309	246	186
Other Operating Segments	48	45	22
Corporate and Eliminations	—	—	—

Subtotal	788	702	609
Qimonda	528	703	667

Infineon Group	1,316	1,405	1,276

	2005	2006	2007

Equity in earnings (losses) of Associated Companies:
Automotive, Industrial & Multimarket	—	—	—
Communication Solutions	4	(2)	—
Other Operating Segments	(2)	—	—

Corporate and Eliminations	10	—	—

Subtotal	12	(2)	—
Qimonda	45	80	117

Infineon Group	57	78	117

	2005	2006	2007

Inventories:
Automotive, Industrial & Multimarket	336	365	402
Communication Solutions	201	214	243
Other Operating Segments	1	1	(47)
Corporate and Eliminations	—	—	—

Subtotal	538	580	598

Qimonda	484	622	619

Infineon Group	1,022	1,202	1,217

As of September 30, 2005, 2006 and 2007, all inventories were attributed to the respective operating segment, since they were under the direct control and responsibility of the respective operating segment managers.

	2006	2007

Goodwill:
Automotive, Industrial & Multimarket	—	—
Communication Solutions	22	52
Other Operating Segments	6	—
Corporate and Eliminations	1	1

Subtotal	29	53
Qimonda	72	64

Infineon Group	101	117

Certain items are included in Corporate and Eliminations and are not allocated to the logic segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

modification. Any unabsorbed excess capacity costs are included in Corporate and Eliminations. Significant components of Corporate and Eliminations’ EBIT for the years ended September 30, 2005, 2006 and 2007 are as follows (€ in millions):

	2005	2006	2007

Corporate and Eliminations:
Unabsorbed excess capacity costs	(12)	(33)	(7)
Restructuring charges (note 9)	(78)	(23)	(45)
Stock-based compensation expense	—	(25)	(12)
Other, net(1)	(47)	(155)	(113)

Total	(137)	(236)	(177)

(1)	Includes aggregate charges of approximately €80 million and €84 million in the 2006 and 2007 fiscal years, respectively, incurred primarily in connection with the issuance and/or sale of Qimonda ADSs.

The following is a summary of net sales and of property, plant and equipment by geographic area for the years ended September 30 (€ in millions):

	2005	2006	2007

Net sales:
Germany	1,354	1,327	1,164
Other Europe	1,210	1,360	1,218
North America	1,504	2,126	1,887
Asia/Pacific	2,223	2,498	2,632
Japan	332	461	661
Other	136	157	120

Total	6,759	7,929	7,682

	2005	2006	2007

Property, plant and equipment:
Germany	1,625	1,279	1,067
Other Europe	516	638	639
North America	1,093	1,105	1,100
Asia/Pacific	515	737	838
Japan	2	4	3
Other	—	1	—

Total	3,751	3,764	3,647

Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 8.

Except for sales to Siemens, which are discussed in note 31, no single customer accounted for more than 10 percent of the Company’s sales during the fiscal year ended September 30, 2005. Sales to Siemens were made primarily by the logic segments. No single customer accounted for more than 10 percent of the Company’s sales during the fiscal years ended September 30, 2006 and 2007.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

For the fiscal years ended September 30, 2005, 2006 and 2007, EBIT is determined as follows from the consolidated statements of operations (€ in millions):

	2005	2006	2007

Net loss	(312)	(268)	(368)
Adjust:
Income tax expense	120	161	79
Interest expense, net	9	92	33

EBIT	(183)	(15)	(256)

37.	Subsequent Events

On October 2, 2007, Sony Corporation and Qimonda announced that they had signed an agreement to found the joint venture Qreatic Design. The scope of the joint venture is the design of high-performance, low power, embedded and customer specific DRAMs for consumer and graphic applications. According to the agreement, the 50:50 joint venture is intended to start with up to 30 specialists from Sony and Qimonda, bringing together their engineering expertise for the mutual benefit of both companies. Qreatic Design, which will be located in Tokyo, Japan, is planned to start operations by the end of calendar year 2007, subject to regulatory approvals and other closing conditions, and to substantially expand its capacities by hiring additional designers.

On October 8, 2007, Qimonda entered into a rental agreement for a new headquarters office south of Munich, Germany. The agreement provides for the construction of a building by a third-party developer-lessor, and includes a 15 year non-cancelable lease term, which is expected to start in early 2010. Qimonda has an option to extend the lease for two 5 year periods at similar lease terms to the initial non-cancelable lease term. The minimum rental payments aggregate €96 million over the initial lease term. The lease provides for rent escalation in line with market-based increases in rent. The agreement will be accounted for as an operating lease with monthly lease payments expensed on a straight-line basis over the lease term (see note 4).

On October 15, 2007, the court entered an order denying the motions to dismiss in the Unisys and the DRAM Claims Liquidation Trust cases with prejudice. On October 29, 2007, the Company answered the Unisys complaint, denying liability and asserting a number of affirmative defenses. On November 1, 2007, the Company answered the DRAM Claims Liquidation Trust complaint, denying liability and asserting a number of affirmative defenses (see note 35).

On October 24, 2007, the Company completed its acquisition of the mobility products business of LSI (see note 4).

On October 25, 2007, 1.25 million Qimonda ADSs that had been borrowed by an affiliate of J.P. Morgan Securities Inc. in connection with the exchangeable subordinated notes due 2010 described in note 23 were returned to the Company.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including Infineon Technologies AG and Infineon Technologies North America Corp. The complaint alleges infringement of 3 U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants.

Additional Information

ADDITIONAL INFORMATION TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO THE GERMAN COMMERCIAL CODE IMPLEMENTATION ACT (“EINFÜHRUNGSGESETZ ZUM HGB-EGHGB”), ARTICLE 58, PARAGRAPH 5

The Company has prepared consolidated financial statements and a group management report for the fiscal year ended September 30, 2007 in accordance with the German Commercial Code (the “Statutory Report”). The Company has elected to prepare its financial information on the basis of U.S. GAAP in compliance with the requirements of the German Commercial Code. The Statutory Report

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

includes the Consolidated Financial Statements and Notes to the Consolidated Financial Statements, Supplemental Disclosures, and Group Management Report.

Significant Differences Between German GAAP and U.S. GAAP

Introduction

Infineon Technologies AG, as a German parent company, is subject to the German Commercial Code (“Handels-gesetzbuch”, or “HGB”), which principally requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations (“German GAAP”). Pursuant to the German Commercial Code Implementation Act (“Einführungs-gesetz zum HGB-EGHGB”), Article 58, paragraph 5, the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein. The following is a description of the significant differences between German GAAP and U.S. GAAP. Additionally, as a U.S. listed entity, the Company must adhere to certain accounting and reporting requirements as prescribed by the U.S. Securities and Exchange Commission (“SEC”).

Fundamental Differences

German GAAP and U.S. GAAP are based on different conceptual frameworks. The emphasis of U.S. GAAP is to provide all relevant information to investors in order to facilitate future investment decisions. German GAAP is oriented towards the protection of creditors placing emphasis on the prudence concept.

Basis of Consolidation

Under German GAAP as well as under U.S. GAAP, investments in companies in which an ownership interest of 20 percent or more is held and that are not controlled are accounted for using the equity method of accounting. Other equity investments in which an ownership interest of less than 20 percent is held are recorded at cost. The effects of all significant intercompany transactions are eliminated. In addition, under U.S. GAAP, as opposed to German GAAP, companies are required to evaluate relationships with entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”, and to assess whether they are the primary beneficiary of such entities. If the determination is made that a company is the primary beneficiary, then that entity is included in the consolidated financial statements of the company for U.S. GAAP purposes.

Financial Statement Presentation

The balance sheet presentation under U.S. GAAP is based on the planned realization of assets and the maturity of liabilities in the normal course of business. The balance sheet presentation under German GAAP is principally defined in HGB section 266, and is based on the enterprise’s planned holding time for the respective asset, liability or equity.

Revenue Recognition

Revenue recognition is generally the same under German GAAP and U.S. GAAP, whereby revenue is recognized when realized and earned. Differences in the timing of recognition can exist in transactions when the Company retains on-going financial, operational or performance commitments or the contractual amounts are not objectively verifiable.

Marketable Securities

Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or fair market value as of the balance sheet date. Under U.S. GAAP, the Company’s marketable securities are classified as available for sale and valued at fair market value as of the balance sheet date. Unrealized gains and losses are reported in other comprehensive income net of deferred taxes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Inventories

Inventory valuation is based on manufacturing costs under both German GAAP and U.S. GAAP. Manufacturing costs under U.S. GAAP are defined as production costs on a full absorption basis, whereby manufacturing overhead is included together with material and other direct manufacturing costs. Under German GAAP certain overhead costs can be excluded from the valuation of inventory.

Goodwill

Under U.S. GAAP, pursuant to SFAS No. 141, “Business Combinations”, in connection with SFAS No. 142, “Goodwill and other Intangible Assets”, goodwill arising from business combinations accounted for as a purchase after June 30, 2001 is no longer amortized, but rather tested for impairment at the reporting unit level at least annually. Under German GAAP, such goodwill is amortized over four years or its estimated useful life.

In-process Research and Development

Under German GAAP, in-process research and development projects acquired in a business combination are not specifically identified but rather included as part of goodwill. Under U.S. GAAP, acquired in-process research and development is specifically identified, valued and charged to expense at the date of acquisition.

Derivative Financial Instruments

Under German GAAP, derivative financial instruments are not recorded on the balance sheet. Unrealized gains are not recognized whereas unrealized losses are accrued for. Under U.S. GAAP derivative financial instruments are recorded on the balance sheet at their fair value. Changes in fair value are recorded in results of operations or other comprehensive income, depending on whether the derivative financial instrument is designated as part of a hedge transaction and on the type of hedge transaction.

Deferred Taxes

The main difference in accounting for deferred taxes relates to the fact that under German GAAP, deferred tax assets are not recorded for net operating losses. Under U.S. GAAP, deferred tax assets are recorded for net operating losses and a valuation allowance is established when it is deemed “more likely than not” that the deferred tax asset will not be realized.

Pension and other post-retirement Obligations

Under U.S. GAAP, pension obligations are recognized based on the projected benefit obligation using the projected unit credit method. This is also permitted under German GAAP.

Furthermore different interest rates are used for the evaluation of accrued liabilities.

Under U.S. GAAP, establishing and funding a trust, independent of the Company, results under certain conditions in a corresponding reduction in pension obligations from the balance sheet. Under German GAAP, pension assets and obligations are recorded gross on the balance sheet until such obligations are legally settled.

Stock-based Compensation

Through October 1, 2005, the Company recorded stock-based compensation expense under German GAAP for the excess of the trading price of the Company’s stock and the exercise price of the stock-option instrument. Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) “Share-based Payment”. Accordingly, for U.S. GAAP purposes stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Under German GAAP, in accordance with section 272 paragraph 2 No. 2 HGB, the fair value of the awards as determined under SFAS No. 123 (revised 2004) is recorded at date of grant within additional paid-in capital, and

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

compensation cost is recognized as expense over the period during which the employee is required to provide service in exchange for the award.

Equity Offering Costs

Under German GAAP, direct costs incurred in connection with equity offerings are expensed, while under U.S. GAAP such costs are recorded as a reduction of additional paid in capital.

Accrued Liabilities

Under German GAAP, certain costs can be accrued for anticipated future events under certain circumstances. Under U.S. GAAP, recognition of an accrued liability represents an existing obligation to third parties and must meet very specific recognition criteria.

Foreign Currency Translation

Under German GAAP, foreign currency denominated assets and liabilities are recorded at the spot rate on the transaction date, with only unrealized losses reflected in results of operations at the balance sheet date. Under U.S. GAAP foreign currency denominated assets and liabilities are translated at the spot rate at the balance sheet date, with both unrealized gains and losses reflected in results of operations.

Grants Subsidies

Under German GAAP, non-taxable investment subsidies and interest subsidies can be recognized in results of operations when received. Under U.S. GAAP, these amounts are deferred and recognized in results of operations during the periods over which the related expense is incurred.

Depreciation on Property, Plant and Equipment Under U.S. GAAP, depreciation on property, plant and equipment is based on the estimated economic useful life of the asset. Under German GAAP, depreciation on property, plant and equipment is predominantly based on the depreciation rate used for tax purposes.

Equity Method Accounting

Under German GAAP, consolidated financial statements could include the equity in earnings of associated companies accounted for pursuant to local accounting principles. Under U.S. GAAP, equity in earnings is determined pursuant to U.S. GAAP.

Gain on Associated Company Share Issuance Under German GAAP, a capital increase of an associated company which increases the proportional valuation of the Company’s investment is reflected in results of operations. Under U.S. GAAP and specific SEC regulations, statement of operations recognition is subject to additional criteria, which, if not met, requires recognition as an adjustment to shareholders’ equity.

Minority Interest

Under German GAAP, the consideration of minority interest within the first consolidation and the allocation of the investor’s share of the results of operations of the investee, is based on the legal ownership percentage. Under U.S. GAAP the consolidation of minority interest is based on economic interests in the investee and therefore the accounting for minority interest can differ under German GAAP from U.S. GAAP.

Application of Exception Regulations

Pursuant to HGB section 264a, partnerships, where unlimited liability is not held by a natural person, or another partnership with a natural person as the unlimited liability partner, are required to prepare financial statements similar to a limited liability corporation.

For the following companies

•	Infineon Technologies Dresden GmbH & Co. OHG, Dresden,

•	Infineon Technologies Bipolar GmbH & Co. KG, Warstein, and

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

•	Qimonda Dresden GmbH & Co. OHG, Dresden, the Company utilizes the exception pursuant to HGB section 264b, exempting these partnerships from the requirement to prepare separate financial statements, because they are included in the consolidated financial statements of the holding company and such consolidated financial statements are registered with the trade register of the respective partnership.

Pursuant to HGB section 264 paragraph 3, the Company also utilizes the exception from preparing separate financial statements due to a profit-transfer agreement of the following companies:

•	COMNEON GmbH, Nuremberg,

•	Infineon Technologies Finance GmbH, Munich,

•	Qimonda Europe GmbH, Munich, and

•	Qimonda Flash GmbH, Dresden.

Pursuant to HGB section 291 paragraph 1, the Company also utilizes the exception from preparing separate financial statements of Qimonda AG, Munich, due to the fact that it is a subsidiary of an entity which prepares separate financial statements.

Information Pursuant to Section 160 Section 1 No. 2 Corporate Act (AktG)

The Company did not make use of the authorization to acquire and to use own shares as granted by the general shareholders’ meeting on February 15, 2007, and did not acquire any own shares in the 2007 fiscal year. As of September 30, 2007, the Company did not hold any own shares.

Information Pursuant to Section 160 Section 1 No. 8 Corporate Act (AktG)

On February 23, 2007, Franklin Resources, Inc., San Mateo, CA, USA, notified the Company on behalf of Templeton Global Advisors Limited, Templeton Building, Lyford Cay, P.O . Box N7759, Nassau, Bahamas, pursuant to section 21, paragraph 1, WpHG that the share of the total voting rights of Templeton Global Advisors Limited in Infineon exceeded the threshold of 5 percent on February 7, 2007, and amounted on that date to 5.17 percent (representing 38,674,360 voting rights). All of these voting rights were attributable to Templeton Global Advisors Limited pursuant to section 22, paragraph 1, sentence 1, No. 6 WpHG.

On August 21, 2007, Templeton Funds, Inc., 500 E. Broward Blvd., Suite 2100, Fort Lauderdale, Florida, FL 33394-3091, United States, notified the Company pursuant to Section 21, paragraph 1, WpHG that its share of the total voting rights in Infineon exceeded the threshold of 3 percent on May 18, 2007, and amounted to 3.003 percent (representing 22,503,490 voting rights).

On August 30, 2007, Fidelity notified the Company on behalf of, and as attorneys-in-fact for, Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, USA, pursuant to section 21, paragraph 1, WpHG that the proportion of voting rights of Fidelity Management & Research Company in Infineon fell below the threshold of 3 percent on August 28, 2007, and amounted to 2.78 percent (representing 20,803,500 voting rights). The voting rights are attributed to Fidelity Management & Research Company according to section 22, paragraph 1, sentence 1, No. 6 WpHG.

On September 4, 2007, Fidelity notified the Company on behalf of FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109, USA pursuant to section 21, paragraph 1, WpHG that the proportion of voting rights of FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109, USA, in Infineon exceeded the threshold of 3 percent on August 31, 2007, and amounted to 3.05 percent (representing 22.881.790 voting rights). The voting rights are attributed to FMR Corp. pursuant to section 22, paragraph 1, sentence 1, No. 6 WpHG.

On November 1, 2007, Fidelity notified the Company that as a result of an internal merger reorganisation effective from October 1, 2007, FMR LLC. with its principal place of business in Boston, USA, as successor entity to FMR Corp. assumed all its rights and obligations and thus the proportion of voting rights of FMR LLC. in Infineon exceeded the threshold of 3 percent on October 1, 2007, and amounted to 3.49 percent (representing 26,158,004 voting rights). The voting rights are attributed to FMR LLC. according to section 22, paragraph 1, sentence 1, No. 6 and sentence 2 WpHG.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On November 9, 2007, FMR LLC Boston, Massachusetts, USA, notified the Company according to section 21, paragraph 1, WpHG that the proportion of voting rights in Infineon fell below the threshold of 3 percent on November 7, 2007, and amounted to 2.96 percent (representing 22,210,421 voting rights). The voring rights are attributed to FMR LLC according to section 22.

Information Pursuant Section 6.6 German Corporate Governance

On March 1, 2007, Prof. Dr. Hermann Eul, member of the management board of the Company, sold 1,000 shares of the Company at a price of €11.28 per share upon the exercise of stock options.

As of September 30, 2007, the entire holdings of shares in Infineon Technologies AG of all members of the management board and supervisory board did not exceed 1 percent of the shares issued by the company.

Information Pursuant to Section 161 German Corporate Act (AktG)

The compliance declaration prescribed by section 161 AktG was made available to the shareholders on a continuous basis via the internet.

Accounting Fees Pursuant Section 314 Paragraph 1 No. 9 HGB

Year-end Audit Fees

In the 2007 fiscal year, the audit fees charged by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft (“KPMG”), the Company’s independent auditors, amounted to €4.3 million (thereof €2.7 million charged by the auditor engaged to audit the consolidated financial statements) in connection with professional services rendered for the annual audit of the Company’s consolidated financial statements, including the audit of internal control over financial reporting as required for the 2007 fiscal year, as well as services normally provided by them in connection with statutory and regulatory filings or other compliance engagements.

Other Audit Fees

In addition to the amounts described above, KPMG charged the Company an aggregate of €1.5 million (thereof €1.3 million charged by the auditor engaged to audit the consolidated financial statements) in the 2007 fiscal year for other audit services. These services consisted of the carve-out audit of Qimonda and quarterly reviews.

Tax Fees

In addition to the amounts described above, KPMG charged the Company an aggregate of €0 (thereof €0 charged by the auditor engaged to audit the consolidated financial statements) in the 2007 fiscal year for professional services related primarily to tax compliance.

Other Fees

Fees of €0.7 million (thereof €0.4 million charged by the auditor engaged to audit the consolidated financial statements) were charged by KPMG in the 2007 fiscal year for other services. These services consisted of transaction and accounting advisory services, IT system audits, and services related to the transition to IFRS.

Management Board and Supervisory Board

Management Compensation in Fiscal Year 2007

In the 2007 fiscal year, the active members of the Management Board received total compensation of €6.5 million. This includes 550,000 stock options with a fair value of €1.1 million (determined in accordance with the Monte Carlo simulation model). No performance-related bonuses were paid for the 2007 fiscal year.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The total aggregate cash compensation of the members of the Supervisory Board was €0.6 million in the 2007 fiscal year. In addition, each member of the Supervisory Board received 1,500 share appreciation rights with a fair value of €2.03 each (determined in accordance with the Monte Carlo simulation model).

Regarding the required information pursuant to HGB section 314 par. 1 No. 6 subsection a, sentence 5 to 9, reference is made to the Compensation Report which is part of the Operating and Financial Review.

Former members of the Management Board received total payments of €1.3 million (severance and pension payments) in the 2007 fiscal year. This includes a severance payment of €1.2 million to Mr. Günther.

As required by U.S. GAAP, a total of €1.4 million was added to pension reserves for current pensions and entitlements of former Management Board members; as of September 30, 2007, these pension reserves amount to €13.6 million.

Management Board and Supervisory Board Members

Members of our Management Board and Supervisory Board as of September 30, 2007 are as follows:

Management Board

				Memberships of Supervisory Boards and comparable
				governing bodies of domestic and foreign companies
Name	Age	Term expires	Position	during the fiscal year ended September 30, 2007

Dr. Wolfgang Ziebart	57	August 31, 2009	chairman of the Management Board, President and Chief Executive Officer	Member of the Board of Directors of
• Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China
• Infineon Technologies Asia Pacific Pte., Ltd., Singapore
• Infineon Technologies Japan K.K., Tokyo, Japan
				• Infineon Technologies North America Corp., Wilmington, Delaware, USA
Peter Bauer	47	September 30, 2008	Member of the Management Board and Executive Vice President	Member of the Supervisory Board of • Infineon Technologies Austria AG, Villach, Austria (from April 30, 2007 until June 1, 2007, chairman)
Prof. Dr. Hermann Eul	48	August 31, 2012	Member of the Management Board and Executive Vice President	Member of the Supervisory Board of • 7Layers AG, Ratingen
Peter J. Fischl (resigned April 30, 2007; reappointed as of August 7, 2007)	61	March 31, 2008	Member of the Management Board, Executive Vice President and Chief Financial Officer	chairman of the Supervisory Board of
• Qimonda AG, Munich
• Infineon Technologies Austria AG, Villach, Austria
(until April 30, 2007)

Member of the Board of Directors of
• Infineon Technologies Asia Pacific Pte., Ltd., Singapore (until May 1, 2007; reappointed September 10, 2007)
• Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China (until May 1, 2007; reappointed August 22, 2007)
• Infineon Technologies North America Corp., Wilmington, Delaware, USA (until May 1, 2007; reappointed August 6, 2007)
• Infineon Technologies Japan K.K., Tokyo, Japan
				(until May 1, 2007)
Dr. Reinhard Ploss (since June 1, 2007)	51	May 31, 2012	Member of the Management Board and Executive Vice President	chairman of the Supervisory Board of
• Infineon Technologies Austria AG, Villach, Austria
(since June 1, 2007)

Member of the Board of Directors of
• Infineon Technologies (Kulim) Sdn. Bhd., Kulim, Malaysia

chairman of the Executive Board of
• Infineon Technologies Austria AG, Villach, Austria
				(until May 31, 2007)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Memberships of Supervisory Boards and comparable
governing bodies of domestic and foreign companies
Name	Age	Term expires	Position	during the fiscal year ended September 30, 2007

Resigned Members of the Management Board
Rüdiger Andreas Günther (from April 1, 2007 until August 6, 2007)	49	Member of the Management Board, Executive Vice President (from May 1, 2007 until August 6, 2007 Chief Financial Officer)	Member of the Supervisory Board of
• Infineon Technologies Austria AG, Villach, Austria
(from May 16, 2007 until August 22, 2007)

Member of the Board of Directors of
• Infineon Technologies Asia Pacific Pte., Ltd., Singapore (from May 22, 2007 until August 23, 2007)
• Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China (from May 18, 2007 until August 22, 2007)
• Infineon Technologies North America Corp., Wilmington, Delaware, USA (from May 1, 2007 until August 6, 2007)
• Infineon Technologies Japan K.K., Tokyo, Japan
(from May 15, 2007 until August 27, 2007)

Supervisory Board

				Membership of other Supervisory Boards and comparable
				governing bodies of domestic and foreign companies during
Name	Age	Term expires	Occupation	the fiscal year ended September 30, 2007

Max Dietrich Kley chairman	67	2010	Lawyer	chairman of the Supervisory Board of
• SGL Carbon AG, Wiesbaden

Member of the Supervisory Board of
• BASF AG, Ludwigshafen
• HeidelbergCement AG, Heidelberg
• Schott AG, Mainz

Member of the Board of Directors of
				• UniCredito Italiano S.p.A., Milan, Italy
Gerd Schmidt(1) Deputy chairman (since February 15, 2007)	53	2009	chairman of • Infineon Central Works Council • Infineon Works Council, Regensburg
Wigand Cramer(1)	54	2009	Labor union clerk IG Metall, Berlin
Alfred Eibl(1)	58	2009	chairman of the Infineon Works Council Munich-Campeon (since November 8, 2006)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

				Membership of other Supervisory Boards and comparable
				governing bodies of domestic and foreign companies during
Name	Age	Term expires	Occupation	the fiscal year ended September 30, 2007

Prof. Johannes Feldmayer	51	2010	Member of the Corporate Executive Committee of • Siemens AG, Munich (until September 30, 2007)	Member of the Supervisory Board of
• Exxon Mobil Central Europe Holding GmbH, Hamburg

Until May 24, 2007:
chairman of the Board of Administration of
• Siemens A.E., Athens, Greece

chairman of the Supervisory Board of
• Siemens Rt., Budapest, Hungary
• Siemens Sp. zo.o., Warsaw, Poland

chairman of shareholders’ representatives committee of
• Siemens s.r.o., Prague, Czech Republic

Deputy chairman of the Board of Administration of
• Siemens S.A., Madrid, Spain
• Siemens S.p.A., Milan, Italy
• Siemens Schweiz AG, Zurich, Switzerland

Member of the Board of Administration of
• Siemens France S.A., Saint-Denis, France
• Siemens A.S., Istanbul, Turkey
• Siemens A.S., Copenhagen, Denmark
• Siemens A.S., Oslo, Norway
(from October 1, 2006)

Member of the Supervisory Board of
• Siemens Holdings plc, Bracknell, Great Britain
• Siemens AB, Stockholm, Sweden
• Siemens AG, Vienna, Austria
• Siemens Nederland N.V., Den Haag,
				The Netherlands (from October 1, 2006)
Jakob Hauser(1)	55	2009	chairman of the Works Council • Qimonda AG, Munich
Gerhard Hobbach(1) (since February 15, 2007)	45	2009	Deputy chairman of the Works Council • Infineon Munich-Campeon
Prof. Dr. Renate Köcher	55	2010	Managing Director of • Institut für Demoskopie Allensbach GmbH, Allensbach	Member of the Supervisory Board of • Allianz SE, Munich • BASF AG, Ludwigshafen • MAN AG, Munich
Dr. Siegfried Luther	63	2010	Managing Director of • Reinhard Mohn Verwaltungs GmbH, Gütersloh	Member of the Supervisory Board of
• Druck- und Verlagshaus Gruner & Jahr AG, Hamburg (until August 28, 2007)
• WestLB AG, Duesseldorf/Muenster
• Wintershall Holding AG, Kassel
(since November 21, 2006)

chairman of the Board of Administration of
• RTL Group S.A., Luxembourg

Member of the Board of Administration of
• Compagnie Nationale à Portefeuille S.A.
				Loverval, Belgium (since April 19, 2007)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

				Membership of other Supervisory Boards and comparable governing bodies of
				domestic and foreign companies during
Name	Age	Term expires	Occupation	the fiscal year ended September 30, 2007

Michael Ruth(1) Representative of Senior Management	47	2009	Corporate Vice President Reporting, Planning and Controlling • Infineon Technologies AG
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel	54	2010	Professor • Munich Technical University, Munich
Kerstin Schulzendorf(1)	45	2009	Member of the Works Council • Infineon Dresden
Dr. Eckart Sünner (since August 2, 2007)	63	2010	President Legal, Taxes & Insurance • BASF AG, Ludwigshafen	chairman of the Supervisory Board of
• Lucura Rückversicherungs AG, Ludwigshafen

Member of the Supervisory Board of
• K +S AG, Kassel

Member of the Board of Directors of
				• BASF Corporation, Florham Park, New Jersey, USA
Alexander Trüby(1)	37	2009	Member of the Works Council • Infineon Dresden
Prof. Dr. rer. nat Martin Winterkorn	60	2010	chairman of the Management Board of • Audi AG, Ingolstadt (until December 31, 2006) • Volkswagen AG, Wolfsburg (since January 1, 2007)	chairman of the Supervisory Board of
• Audi AG, Ingolstadt (since January 1, 2007)

Member of the Supervisory Board of
• Salzgitter AG, Salzgitter
• FC Bayern München AG, Munich
• TÜ V Süddeutschland Holding AG, Munich

chairman of the Board of Administration of
• SEAT S.A., Barcelona, Spain (until June 14, 2007)
• Automobili Lamborghini Holding S.p.A., Sant’Agata Bolognese, Bologna, Italy (until February 12, 2007)

Member of the Board of Administration of
• SEAT S.A., Barcelona, Spain
				(since June 14, 2007)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

				Membership of other Supervisory Boards and comparable governing bodies of
				domestic and foreign companies during
Name	Age	Term expires	Occupation	the fiscal year ended September 30, 2007

Prof. Dr.-Ing. Dr.-Ing. E.h Klaus Wucherer	63	2010	Member of the Corporate Executive Committee of • Siemens AG, Munich	Member of the Supervisory Board of
• Deutsche Messe AG, Hanover
• BSH Bosch und Siemens Hausgeräte GmbH, Munich
• Leoni AG, Nuremberg (since May 3, 2007)
• SAP AG, Walldorf (since May 10, 2007)

chairman of the Board of Administration of
• Siemens Ltd., Beijing, People’s Republic of China
• Siemens K.K., Tokyo, Japan (until February 26, 2007)
• Siemens S.A., Lisbon, Portugal
				• Siemens Ltd., Mumbai, India
Resigned Members
Klaus Luschtinetz(1) Deputy chairman (resigned February 15, 2007)	64	2007	Employee of • Infineon Technologies AG
Dr. Stefan Jentzsch (resigned August 2, 2007)	46	2007	Member of the Management Board of • Dresdner Bank AG, Frankfurt	Member of the Supervisory Board of • Premiere AG, Munich

(1)	Employee representative

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Supervisory Board Maintains the Following Principal Committees

Executive Committee

Max Dietrich Kley
Klaus Luschtinetz (resigned February 15, 2007)
Gerd Schmidt (since February 15, 2007)
Prof. Dr. rer. nat. Martin Winterkorn

Investment, Finance and Audit Committee

Max Dietrich Kley
Dr. Siegfried Luther
Klaus Luschtinetz (resigned February 15, 2007)
Gerd Schmidt (since February 15, 2007)

Mediation Committee

Max Dietrich Kley
Klaus Luschtinetz (resigned February 15, 2007)
Gerd Schmidt (since February 15, 2007)
Alexander Trüby
Prof. Dr. rer. nat. Martin Winterkorn

Strategy and Technology Committee

Alfred Eibl
Jakob Hauser
Alexander Trüby
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel
Prof. Dr. rer. nat. Martin Winterkorn
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Significant Subsidiaries and Associated Companies as of September 30, 2007

Name and location of company	Share in Capital

Infineon Group:
Infineon Technologies Asia Pacific Pte. Ltd., Singapore	100%
Infineon Technologies Austria AG, Villach, Austria	100%
Infineon Technologies Bipolar GmbH & Co. KG, Warstein, Germany	100%
Infineon Technologies China Co. Ltd., Shanghai, China	100%
Infineon Technologies Dresden GmbH & Co. OHG, Dresden, Germany	100%
Infineon Technologies Finance GmbH, Neubiberg, Germany	100%
Infineon Technologies France S.A.S., Saint Denis, France	100%
Infineon Technologies Holding B.V., Rotterdam, The Netherlands	100%
Infineon Technologies Investment B.V., Rotterdam, The Netherlands	100%
Infineon Technologies Japan K.K., Tokyo, Japan	100%
Infineon Technologies North America Corp., Wilmington, Delaware, USA	100%
Infineon Technologies SensoNor AS, Horten, Norway	100%
Infineon Technologies (Advanced Logic) Sdn. Bhd., Malacca, Malaysia	100%
Infineon Technologies (Kulim) Sdn. Bhd., Kulim, Malaysia	100%
Infineon Technologies (Malaysia) Sdn. Bhd., Malacca, Malaysia	100%
ALTIS Semiconductor S.N.C., Essonnes, France	50%
Qimonda Group(1)
Qimonda AG, Munich, Germany	78%
Qimonda Asia Pacific Pte. Ltd., Singapore	78%
Qimonda Dresden GmbH & Co. OHG, Dresden, Germany	78%
Qimonda Europe GmbH, Munich, Germany	78%
Qimonda Holding B.V., Rotterdam, The Netherlands	78%
Qimonda Investment B.V., Rotterdam, The Netherlands	78%
Qimonda Japan K.K., Tokyo, Japan	78%
Qimonda Malaysia Sdn. Bhd., Malacca, Malaysia	78%
Qimonda Module (Suzhou) Co., Ltd., Suzhou, China	78%
Qimonda North America Corp., Wilmington, Delaware, USA	78%
Qimonda Portugal S.A., Vila do Conde, Portugal	78%
Qimonda Richmond, LLC, Wilmington, Delaware, USA	78%
Qimonda Technologies (Suzhou) Co., Ltd., Suzhou, China	49%
Inotera Memories Inc., Taoyuan, Taiwan	28%

(1)	Ownership percentages are net of Qimonda’s minority interest.

Neubiberg, November 12, 2007
Infineon Technologies AG
The Management Board

The following auditor’s report, prepared in accordance with §322 HGB [“Handelgesetzbuch”: “German Commercial Code”], refers to the complete consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of shareholders’ equity, and the consolidated statement of cash flows and the related notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2006 to September 30, 2007. The group management report is not included in this prospectus.

AUDITOR’S REPORT

We have audited the consolidated financial statements prepared by Infineon Technologies AG, Neubiberg, comprising the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of shareholders’ equity, the consolidated statement of cash flows, and the related notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2006 to September 30, 2007. The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US-GAAP) and the group management report in accordance with the requirements of German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with accounting principles generally accepted in the United States of America and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

In addition, we confirm that the consolidated financial statements and the group management report for the business year from October 1, 2006 to September 30, 2007 satisfy the conditions required for the Company’s exemption from its duty to prepare consolidated financial statements in accordance with German law and the group management report.

Munich, Germany, November 13, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Hoyos Wirtschaftsprüfer	Dittmann Wirtschaftsprüfer

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(PREPARED IN ACCORDANCE WITH U.S. GAAP)
AS OF AND FOR THE FISCAL YEAR
ENDED SEPTEMBER 30, 2006

INFINEON TECHNOLOGIES AG,

NEUBIBERG

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Operations
For the years ended September 30, 2004, 2005 and 2006
€ in millions

	Notes	2004	2005	2006

Net sales:
Third parties	6	6,169	5,843	7,546
Related parties	29	1,026	916	383

Total net sales		7,195	6,759	7,929

Cost of goods sold	8	4,670	4,909	5,854

Gross profit		2,525	1,850	2,075

Research and development expenses		1,219	1,293	1,249
Selling, general and administrative expenses		718	655	751
Restructuring charges	9	17	78	23
Other operating expense, net	8	257	92	108

Operating income (loss)		314	(268)	(56)

Interest expense, net		(41)	(9)	(92)
Equity in earnings (losses) of associated companies, net	17	(14)	57	78
Gain on subsidiaries and associated company share issuance, net	17	2	—	19
Other non-operating (expense) income, net		(64)	26	(33)
Minority interests	24	18	2	(23)

Income (loss) before income taxes		215	(192)	(107)

Income tax expense	10	(154)	(120)	(161)

Net income (loss)		61	(312)	(268)

Basic and diluted income (loss) per share in €	11	0.08	(0.42)	(0.36)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2005 and 2006
(€ in millions)

	Notes	2005	2006

Assets
Current assets:
Cash and cash equivalents		1,148	2,040
Marketable securities	12	858	615
Trade accounts receivable, net	13	952	1,245
Inventories	14	1,022	1,202
Deferred income taxes	10	125	97
Other current assets	15	469	482

Total current assets		4,574	5,681

Property, plant and equipment, net	16	3,751	3,764
Long-term investments	17	779	659
Restricted cash		88	78
Deferred income taxes	10	550	627
Other assets	18	542	376

Total assets		10,284	11,185

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	22	99	797
Trade accounts payable	19	1,069	1,245
Accrued liabilities	20	497	562
Deferred income taxes	10	17	26
Other current liabilities	21	700	675

Total current liabilities		2,382	3,305

Long-term debt	22	1,566	1,208
Deferred income taxes	10	65	60
Other liabilities	23	561	457

Total liabilities		4,574	5,030

Minority interests	24	81	840

Shareholders’ equity:
Ordinary share capital	25	1,495	1,495
Additional paid-in capital		5,800	5,828
Accumulated deficit		(1,512)	(1,780)
Accumulated other comprehensive loss	27	(154)	(228)

Total shareholders’ equity		5,629	5,315

Total liabilities and shareholders’ equity		10,284	11,185

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended September 30, 2004, 2005 and 2006
€ in millions, except for share data

						Foreign	Additional	Unrealized	Unrealized
		Issued	Issued	Additional		currency	minimum	gain (loss)	gain (loss) on
		Ordinary shares	Ordinary shares	paid-in	Accumulated	translation	pension	on	cash flow
	Notes	in shares	amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2003		720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	—	5,666

Net income		—	—	—	61	—	—	—	—	61
Other comprehensive income (loss)	27	—	—	—	—	(41)	18	(7)	1	(29)

Total comprehensive income										32

Issuance of ordinary shares:
Settlement of redeemable interest		26,679,255	53	225	—	—	—	—	—	278
Deferred compensation, net		—	—	2	—	—	—	—	—	2

Balance as of September 30, 2004		747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

Net loss		—	—	—	(312)	—	—	—	—	(312)
Other comprehensive income (loss)	27	—	—	—	—	64	(84)	8	(25)	(37)

Total comprehensive loss										(349)

Issuance of ordinary shares:
Exercise of stock options	26	9,500	—	—	—	—	—	—	—	—

Balance as of September 30, 2005		747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

Net loss		—	—	—	(268)	—	—	—	—	(268)
Other comprehensive income (loss)	27	—	—	—	—	(69)	(3)	(7)	5	(74)

Total comprehensive loss										(342)

Issuance of ordinary shares:
Exercise of stock options	26	39,935	—	—	—	—	—	—	—	—
Stock-based compensation	26	—	—	28	—	—	—	—	—	28

Balance as of September 30, 2006		747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2004, 2005 and 2006
(€ in millions)

	Notes	2004	2005	2006

Net income (loss)		61	(312)	(268)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	16/18	1,320	1,316	1,405
Acquired in-process research and development	4	9	—	—
Deferred compensation		2	—	—
Provision for doubtful accounts	13	15	3	23
Gain on sale of marketable securities	12	(9)	(8)	(3)
Loss (gain) on sale of businesses and interests in subsidiaries	5	2	(39)	10
Gain on disposal of property, plant, and equipment		(5)	(8)	(9)
Equity in losses (earnings) of associated companies, net	17	14	(57)	(78)
Gain on subsidiaries and associated company share issuance, net	17	(2)	—	(19)
Minority interests	24	(18)	(2)	23
Impairment charges	16/17/18	136	134	57
Stock-based compensation	26	—	—	28
Deferred income taxes	10	96	88	(6)
Changes in operating assets and liabilities:
Trade accounts receivable	13	(219)	119	(334)
Inventories	14	(40)	(25)	(145)
Other current assets	15	154	(2)	31
Trade accounts payable	19	228	(52)	222
Accrued liabilities	20	92	(114)	89
Other current liabilities	21	(22)	—	48
Other assets and liabilities	18/23	43	(2)	(100)

Net cash provided by operating activities		1,857	1,039	974

Cash flows from investing activities:
Purchases of marketable securities available for sale		(2,678)	(2,228)	(492)
Proceeds from sale of marketable securities available for sale		2,520	3,310	730
Proceeds from sale of businesses and interests in subsidiaries		9	101	72
Business interests, net of cash acquired		(29)	—	—
Investment in associated and related companies	17	(386)	(135)	(6)
Cash increase from initial consolidation of ALTIS	17	—	—	119
Dividends received from equity investments		—	51	29
Purchases of intangible assets	18	(125)	(27)	(44)
Purchases of property, plant and equipment	16	(1,163)	(1,368)	(1,253)
Proceeds from sales of property, plant and equipment	16	43	58	21

Net cash used in investing activities		(1,809)	(238)	(824)

Cash flows from financing activities:
Net change in short-term debt	22	62	(20)	—
Net change in related party financial receivables and payables	29	75	18	7
Proceeds from issuance of long-term debt	22	—	192	400
Principal repayments of long-term debt	22	(549)	(500)	(56)
Change in restricted cash		(43)	21	10
Proceeds from issuance of shares to minority interest		53	23	—
Proceeds from issuance of shares of Qimonda	3	—	—	406
Capital distributions to minority interests		—	—	(5)

Net cash (used in) provided by financing activities		(402)	(266)	762

Effect of foreign exchange rate changes on cash and cash equivalents		(7)	5	(20)
Net increase (decrease) in cash and cash equivalents		(361)	540	892
Cash and cash equivalents at beginning of year		969	608	1,148

Cash and cash equivalents at end of year		608	1,148	2,040

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

1.	Description of Business, Formation and Basis of Presentation

Description of Business

Infineon Technologies AG and its subsidiaries (collectively, the “Company”) design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. The Company’s products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. The Company has operations, investments and customers located mainly in Europe, Asia and North America. The financial year-end for the Company is September 30.

Formation

Infineon Technologies AG was formed as a legal entity as of April 1, 1999 through the contribution by Siemens Aktiengesellschaft (“Siemens”) of substantially all of its semiconductor-related investments, operations and activities. The Company had its initial public offering (“IPO”) on March 13, 2000, is listed on the New York Stock Exchange under the symbol IFX, and is one of the Dax 30 companies on the Frankfurt Stock Exchange.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Infineon Technologies AG is incorporated in Germany. The German Commercial Code (“Handelsgesetzbuch” or “HGB”) requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations (“German GAAP”). Pursuant to the German Commercial Code Implementation Act (“Einführungsgesetz zum HGB-EGHGB”), Article 58, paragraph 5, the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying consolidated balance sheet as of September 30, 2006, and the consolidated statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.2687, the Federal Reserve noon buying rate on September 29, 2006. The U.S. dollar convenience translation amounts have not been audited.

Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Results of operations have not been affected by these reclassifications.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. Investments in companies in which the Company has an ownership interest of 20% or more and that are not controlled by the Company (“Associated Companies”) are accounted for using the equity method of accounting (see note 17). The equity in earnings of Associated Companies with financial year ends that differ by not more than three months from the Company’s financial year are recorded on a three month lag. Other equity investments (“Related Companies”), in which the Company has an ownership interest of less than 20% are recorded at cost. The effects of all significant intercompany transactions are eliminated. In addition, the Company evaluates its relationships with entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Variable Interest Entities — an interpretation of ARB No. 51”, and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements.

The Company group consists of the following numbers of entities:

	Consolidated	Associated
	subsidiaries	companies	Total

September 30, 2005	56	11	67
Additions	14	—	14
Disposals	(4)	(4)	(8)

September 30, 2006	66	7	73

Reporting and Foreign Currency

The Company’s reporting currency is the euro, and therefore the accompanying consolidated financial statements are presented in euro.

The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included in other comprehensive income (loss) and reported as a separate component of shareholders’ equity.

The exchange rates of the primary currencies used in the preparation of the accompanying consolidated financial statements are as follows:

			Exchange rate		Annual average
			September 30		exchange rate
Currency in €			2005	2006	2005	2006

U.S. dollar	1 $		0.8290	0.7899	0.7869	0.8117
Japanese yen		100JPY	0.7357	0.6696	0.7331	0.6978
Great Britain pound		1 GBP	1.4650	1.4756	1.4507	1.4595
Singapore dollar		1 SGD	0.4911	0.4981	0.4749	0.5016

Revenue Recognition

Sales

Revenue from products sold to customers is recognized, pursuant to U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reason-ably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on actual historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality related reasons within the applicable warranty period, which is typically 12 months. Distributors can, in certain cases, apply for stock rotation or scrap al-lowances and price protection. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. In some cases, rebate programs are offered to specific customers or distributors whereby the customer or distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

License Income

License income is recognized when earned and realizable (see note 6). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the period in which the Company is obliged to provide additional service. Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

Grants

Grants for capital expenditures include both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse). Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset and thereby reduce depreciation expense in future periods. Other taxable grants reduce the related expense (see notes 7, 21 and 23).

Product-related Expenses

Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are generally made at the time the related sale is recorded, based on estimated failure rates and claim history. Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method pursuant to FASB Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Investment tax credits are accounted for under the flow-through method.

Stock-based Compensation

Prior to the adoption of SFAS No. 123 (revised 2004) “Share-Based Payment”, the Company accounted for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, recognized compensation cost over the pro rata vesting period, and adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123”.

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under APB No. 25. Prior period amounts have not been restated and do not reflect the recognition of stock-based compensation (see note 26).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Issuance of shares by Subsidiaries or Associated Companies

Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, “Accounting for Sales of Stock by a Subsidiary” (see notes 3 and 17).

Cash and Cash Equivalents

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents as of September 30, 2005 and 2006 were €1,093 and €1,926, respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of three months or less.

Restricted Cash

Restricted cash includes collateral deposits used as security under arrangements for deferred compensation, business acquisitions, construction projects, leases and financing (see note 33).

Marketable Securities

The Company’s marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable income taxes. Realized gains or losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities, are reported in other non-operating income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Inventories

Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor costs and applicable indirect costs.

Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is recognized using the straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During the years ended September 30, 2005 and 2006 capitalized interest was €9 and €0, respectively. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

Leases

The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to SFAS No. 13, “Accounting for Leases”, and related interpretations. All other leases are accounted for as operating leases.

Goodwill and Other Intangible Assets

The Company accounts for business combinations using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations”. Intangible assets acquired in a purchase method

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

Intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter of the financial year, whereby if the carrying amount of a reporting unit with goodwill exceeds its fair value, the amount of impairment is determined as the excess of recorded goodwill over the fair value of goodwill. The determination of fair value of the reporting units and related goodwill requires considerable judgment by management.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

Long-term Investments

The Company assesses declines in the value of investments accounted for under the equity and cost methods to determine whether such decline is other-than-temporary, thereby rendering the investment impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Financial Instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, which provides guidance on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Generally the Company does not designate its derivative instruments as hedge transactions. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales, while undesignated derivatives relating to financing activities are recorded in other non-operating expense, net. Changes in fair value of derivatives designated as fair value hedges and the related hedged items are reflected in earnings. Changes in the fair value of derivatives designated as cash flow hedges are, to the extent effective, deferred in accumulated other comprehensive income and subsequently reclassified to earnings when the hedging transaction is reflected in earnings and, to the extent ineffective, included in earnings immediately. The fair value of derivative and other financial instruments is discussed in note 31.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Pension Plans

The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The assumptions used to calculate pension liabilities and costs are shown in Note 30. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in the Company’s consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the Company’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized by the Company is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan. The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.

Use of Estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from such estimates made by management.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 with effect from October 1, 2005, which did not have a significant impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29”, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company adopted SFAS No. 153 for nonmonetary asset exchanges occurring on or after July 1, 2005. The adoption SFAS No. 153 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. The Company adopted Interpretation No. 47 during the 2006 financial year, which did not have a significant impact on its consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. The Company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Income Tax Uncertainties”, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for financial years beginning after November 15, 2007, and interim periods within those financial years. SFAS No. 157 is effective for the Company for financial years beginning after October 1, 2008, and interim periods within those financial years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Recognition Provision of SFAS No. 158 is effective for the Company as of the end of the financial year ending September 30, 2007, and the Measurement Date Provision is effective for the Company as of the end of the financial year ending September 30, 2009. The Company does not expect the change in the annual measurement date to September 30 to have a significant impact on its consolidated financial position and results of operations. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €66, a recognized pension asset of €2, and an increase in accumulated other comprehensive loss of €60.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position and results of operations.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

3.	Separation of Memory Products Business

Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon were contributed to Qimonda AG (“Qimonda”), a stand-alone legal company (the “Formation”). In conjunction with the Formation, the Company entered into contribution agreements and various other service agreements with Qimonda. In cases where physical contribution (ownership transfer) of assets and liabilities was not feasible or cost effective, the monetary value was transferred in the form of cash or debt. The Company’s operations in Japan and Korea are expected to be legally transferred to Qimonda during the 2007 financial year, and are to be held for Qimonda’s benefit until such transfer occurs. The Company’s investment in Inotera Memories Inc. (“Inotera”) is held in trust by Infineon subject to the expiration or release of applicable lockup provisions under Taiwan securities law (see note 17 and 35). The Company’s investment in Advanced Mask Technology Center GmbH & Co. (“AMTC”) is intended to be transferred to Qimonda after approval by the other shareholders in the venture. The Company completed an initial public offering of the ordinary shares of Qimonda during the three months ended September 30, 2006 (see note 24).

The contribution agreements include provisions pursuant to which Qimonda agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incomplete transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the memory products business that were transferred to it as part of the Formation. In addition, the contribution agreements provide for indemnification of Infineon with respect to certain existing and future legal claims and potential restructuring costs incurred in connection with the rampdown of production in one module of Infineon Technologies Dresden GmbH & Co. OHG. With the exception of the securities and certain patent infringement and antitrust claims identified in note 33, Qimonda is obligated to indemnify Infineon against any liability arising in connection with the claims relating to the memory products business described in that section. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and Qimonda, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to Qimonda at the formation. Qimonda has agreed to indemnify Infineon for 60% of any license fee payments to which Infineon may agree in connection with ongoing negotiations relating to licensing and cross-licensing arrangements with a third party. These payments could be substantial and could remain in effect for lengthy periods.

On July 18, 2006, under the Company’s Master Loan Agreement with Qimonda, Qimonda extended the terms of its loans due to Infineon with an aggregate principal amount outstanding of $565 million at that date, with original maturities in July and August 2007. In this agreement, Qimonda agreed not to draw further amounts under the agreement, and to repay all outstanding amounts by no later than two years after the date of its IPO. An amount of €107 was repaid during the quarter ended September 30, 2006.

On August 9, 2006 Qimonda completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares which are traded as American Depositary Shares (ADSs) under the symbol “QI”, for an offering price of $13 per ADS. As a result, the Company’s ownership interest in Qimonda was diluted to 87.7% and its proportional share of Qimonda’s equity decreased by €53, which loss the Company reflected as part of non-operating expenses under gain on subsidiaries and associated company share issuance, net during the quarter ended September 30, 2006. The net offering proceeds amounted to €406 (before tax benefits available to Qimonda of €9) and are classified as proceeds from issuance of shares from subsidiaries within cash flows from financing activities in the accompanying consolidated statement of cash flows for the year ended September 30, 2006. Qimonda intends to use the offering proceeds to finance investments in its manufacturing facilities and for research and development.

In addition, Infineon sold 6.3 million shares upon exercise of the underwriters’ over-allotment option. As a result, the Company’s ownership interest in Qimonda decreased to 85.9% and the Company recognized a loss of €12, which was reflected as part of other operating expenses, net during the quarter ended September 30, 2006. The net over-allotment proceeds amounted to €58 and are classified as proceeds from sale of businesses and interests in subsidiaries within cash flows from investing activities in the accompanying consolidated statement of cash flows for the year ended September 30, 2006.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

4.	Acquisitions

During December 2004, Saifun Semiconductors Ltd. (“Saifun”) and the Company modified their existing flash memory cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million (subsequently reduced to $46 million) to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating €7 (see note 6). The assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. Qimonda has sole ownership and responsibility for the business and started to account for its entire financial results in the three months ended March 31, 2005. In light of the weak market conditions for commodity NAND Flash memories in the three months ended September 30, 2006, Qimonda decided to ramp down its Flash production and stop the current development of NAND compatible flash memory products based on Saifun’s proprietory NROM® technology. Qimonda and Saifun amended the above license agreement to terminate the payment of quarterly installments as of December 31, 2006. As a result of the above, Qimonda reduced payables, goodwill and other intangible assets, and recognized an impairment charge of €9 related to license and fixed assets that were not considered to be recoverable as of September 30, 2006.

On April 30, 2004, the Company completed its acquisition of 100% of ADMtek Inc., Hsinchu, Taiwan (“ADMtek”) in exchange for €75 in cash (of which €6 was held in escrow subject to the accuracy of the seller’s representations and warranties). Payment of an additional €28, held in escrow and reflected as restricted cash, was contingent upon employee retention and the achievement of certain performance and development milestones over a two-year period, and was to be recognized as the milestones were achieved. As of September 30, 2006, €10 has been paid to former shareholders or employees of ADMtek and €22 was released to the Company since certain performance and development milestones were not achieved. The remaining balance held in escrow amounted to €2 as of September 30, 2006. This acquisition was designed to enable access to the Home-Gateway-Systems market for the wireline communications business.

The Company acquired 92.5% of the outstanding shares of SensoNor AS (“SensoNor”) on June 18, 2003, following a public tender offer, and acquired the remaining 7.5% by June 30, 2003, for total cash consideration of €34. In addition, the Company contributed capital of €13 in connection with the consummation of the transaction. SensoNor develops, produces and markets tire pressure and acceleration sensors. With this acquisition the Company aimed to strengthen its position in semiconductor sensors for the automotive business. During the year ended September 30, 2004, following the restructuring of the SensoNor business, the Company recorded a purchase accounting adjustment reducing the previously established deferred tax asset valuation allowance by €8 and decreasing goodwill correspondingly. During the year ended September 30, 2005, the Company increased its share capital of SensoNor and recorded a purchase accounting adjustment reducing the previously established deferred tax asset valuation allowance by €30 and decreasing goodwill and other intangible assets by €14 and €16, respectively.

On April 1, 2003, the Company completed the acquisition of the net assets of MorphICs Technology Inc. (“MorphICs”), a developer of digital baseband circuits of third generation wireless communications for €6 in cash. The acquisition agreement provided for the payment of contingent purchase consideration of €9 upon the achievement of specified events. As of September 30, 2006, all contingent purchase consideration was forfeited since certain performance criteria were not achieved.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table summarizes the Company’s acquisitions during the years ended September 30, 2004, and 2005 (there were no significant acquisitions during the 2006 financial year):

	2004
	ADMtek	2005
	April 2004	Flash
Acquisition Date	Communication	January 2005
Segment	Solutions	Qimonda

Cash	18	1
Other current assets	10	16
Property, plant and equipment	2	4
Intangible assets
Current product technology	14	—
Core technology	5	58
Patents (Customer Relationship)	2	—
In process R&D	9	—
Goodwill	23	7
Other non-current assets	2	3

Total assets acquired	84	89

Current liabilities	(8)	(45)
Non-current liabilities (including debt)	(1)	(2)

Total liabilities assumed	(9)	(47)

Net assets acquired	75	42

Cash paid (Purchase Consideration)	75	—

The above acquisitions have been accounted for by the purchase method of accounting and, accordingly, the consolidated statements of operations include the results of the acquired companies from their respective acquisition dates.

For each significant acquisition the Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of these valuations, amounts allocated to purchased in-process research and development of €9 were expensed as research and development in the year ended September 30, 2004, because the technological feasibility of products under development had not been established and no future alternative uses existed.

Pro forma financial information relating to these acquisitions is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

5.	Divestitures

On December 23, 2004, the Company agreed to sell its venture capital activities, reflected in the Other Operating Segments, to Cipio Partners, a venture capital company. Under the terms of the agreement, the Company sold its interest in Infineon Ventures GmbH including the majority of the venture investments held therein. The transaction closed on February 23, 2005. As a result of the sale, the Company realized a gain before tax of €13 which was recorded in other non-operating income in the 2005 financial year.

On January 25, 2005, Finisar Corporation (“Finisar”) and the Company entered into an agreement under which Finisar acquired certain assets of the Company’s fiber optics business. Under the terms of the agreement, the Company received 34 million shares of Finisar’s common stock valued at €40 as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company also committed to provide Finisar with contract manufacturing services under separate supply agreements for up to one year following the closing. The transaction did not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company realized a gain before tax of €21 which was recorded in other operating income in the 2005 financial year.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On April 8, 2005, the Company sold to VantagePoint Venture Partners its entire share interest in Finisar’s common stock. As a result of the sale, the Company recorded an other-than-tempo-rary impairment of €8 in other non-operating expense during the second quarter of the 2005 financial year, to reduce the investment’s carrying value to the net sale proceeds.

The Company retained ownership of its remaining fiber optics businesses consisting of bi-directional fiber transmission (BIDI) components for Fiber-To-The-Home (FTTH) applications, parallel optical components (PAROLI) and plastic optical fiber (POF) components that are used in automotive applications, which were reclassified from held for sale to held and used during the second quarter of the 2005 financial year, and were restructured. The reclassification of the retained fiber optic businesses into the held and used category was measured at the lower of their carrying amount before they were classified as held for sale, adjusted for depreciation expense that would have been recognized had the retained fiber optic businesses been continuously classified as held and used, or the fair value of the assets on January 25, 2005. Accordingly, the Company recognized an impairment charge of €34 in other operating expenses during the second quarter of the 2005 financial year.

On August 2, 2005, the Company sold the long-term assets utilized in the design and manufacture of BIDI components to EZConn Corporation (“EZConn”) for cash consideration of €3. The Company also committed to provide EZConn with contract manufacturing services through March 2006. As a result of the transaction, the Company realized a gain before tax of €2, which was recorded in other operating income in the 2005 financial year, and deferred €1 which was realized over the term of the contract manufacturing agreement.

On April 7, 2005, the Company and Exar Corporation (“Exar”) entered into an agreement whereby Exar acquired for $11 million cash a significant portion of the Company’s optical networking business unit. The acquisition included assets relating to multi-rate TDM framer products, Fiber Channel over SONET/SDH, Resilent Packet Ring (RPR), as well as certain intellectual property for Data Over SONET products. As a result of the sale, the Company reclassified related non-current assets into assets held for sale during the second quarter of the 2005 financial year and reduced their carrying value to the net sale proceeds. The sale of the assets was consummated during the third quarter of the 2005 financial year. Summary financial information for the divested businesses (through the date of divestiture) for the years ended September 30, 2004, 2005 and 2006, are as follows:

	2004	2005	2006

Sales:
Fiber Optics	35	23	—
BIDI	10	6	—

Total	45	29	—

EBIT:
Infineon Ventures GmbH	(52)	(3)	—
Fiber Optics	(33)	(27)	—
BIDI	(28)	(20)	—

Total	(113)	(50)	—

Gain (loss) on sale before tax:
Infineon Ventures GmbH	—	13	—
Fiber Optics	—	21	—
BIDI	—	2	—
Other	(2)	3	—

Total (note 8)	(2)	39	—

6.	Licenses

During the years ended September 30, 2004, 2005 and 2006, the Company recognized revenues related to license and technology transfer fees of €76, €175 and €29, respectively, which are included in net

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

sales in the accompanying statements of operations. Included in these amounts are previously deferred license fees of €48, €33 and €12, which were recognized as revenue pursuant to SAB 104, in the years ended September 30, 2004, 2005 and 2006, respectively, since the Company had fulfilled all of its obligations and all such amounts were realized.

On November 10, 2004, the Company and ProMOS reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four installments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the 2005 financial year.

In connection with its joint technology development with Nanya Technology Corporation (“Nanya”), in 2003 the Company granted Nanya a license to use its 110-nanometer technology in Nanya’s existing operations. On September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation with respect to the joint development of advanced 58-nanometer production technologies for 300-millimeter wafers (see note 17). License income related to the technology is recognized over the estimated life of the technology.

In connection with the extension of a capacity reservation agreement with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”) in August 2004, the Company granted Winbond a license to use its 110-nanometer technology in Winbond’s production process for the manufacture of products for the Company. On August 29, 2006, Qimonda signed agreements with Winbond to expand their existing cooperation and capacity reservation. Under the terms of the agreements, Qimonda will transfer its 80-nanometer DRAM trench technology to Winbond’s 300-millimeter wafer facility. In return, Winbond will manufacture DRAMs for computing applications using this technology exclusively for Qimonda. The license income was deferred and is being recognized over the life of the capacity reservation agreements.

On March 18, 2005 the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005, the Company recorded a license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, Qimonda would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million.

Because Rambus’ ability to conclude the agreements is not within the Company’s control, the Company is not able to estimate whether additional payment obligations may arise. The agreement also provides the Company an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the immediate dismissal of all pending litigation and released each other from all existing legal claims.

In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture during January 2005, the Company was granted a license for the use of Saifun NROM® technologies (see note 4). During the three months ended March 31, 2005, the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 and €29, respectively, as of June 30, 2005. Effective September 30,

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

2006, the Company and Saifun amended the license agreement (see note 4). As a result of the amendment, the related liability was reduced to €3 as of September 30, 2006.

On June 14, 2006, Infineon and Qimonda reached agreements with MOSAID Technologies Inc. (“MOSAID”) settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. MOSAID purchased fifty patents from Infineon and Qimonda, including patents related to a range of technologies such as DRAM memory, power management ICs, semiconductor process technology and digital radio applications. Under the terms of the settlement agreements, Infineon and Qimonda retain royalty-free “lives of the patents” licenses to use these patents in the manufacturing and sale of any products. In addition, MOSAID granted to Infineon and Qimonda a six-year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to those MOSAID patent families that had been in dispute. In exchange for these licenses, the Company and Qimonda agreed to make license payments commencing on July 1, 2006 over a six-year term (see note 18).

On August 1, 2006, Infineon and Qimonda entered into settlement agreements with Tessera Inc. (“Tessera”) in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and Qimonda raised against Tessera. As part of the settlement, Infineon and Qimonda have entered into license agreements with Tessera, effective July 1, 2006, that provide the companies world-wide, nonexclusive, non-transferable and non-sublicensable licenses to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon’s and Qimonda’s production. The license agreements have a six-year term and can be extended. Under the license agreement, Infineon and Qimonda agreed to pay Tessera an initial upfront fee and additional royalty payments over a six year period based on the volume of components it sells that are subject to the license. The Company recognized the litigation settlement portion of €37 as other operating expense during the year ended September 30, 2006. The remaining license portion is amortized over the term of the agreement and the royalty payments are recognized as the related sales are made.

7.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying consolidated financial statements during the years ended September 30, 2004, 2005 and 2006, are as follows:

	2004	2005	2006

Included in the consolidated statements of operations:
Research and development	74	50	67
Cost of sales	86	121	86

	160	171	153

Construction grants deducted from the cost of fixed assets (note 28)	49	—	49

Deferred government grants amounted to €288 and €212 as of September 30, 2005 and 2006, respectively. The amounts of grants receivable as of September 30, 2005 and 2006 were €122 and €125, respectively.

8.	Supplemental Operating Cost Information

The cost of services and materials are as follows for the years ended September 30:

	2004	2005	2006

Raw materials, supplies and purchased goods	1,621	1,867	2,244
Purchased services	1,232	1,166	1,330

Total	2,853	3,033	3,574

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Personnel expenses are as follows for the years ended September 30:

	2004	2005	2006

Wages and salaries	1,532	1,664	1,827
Social levies	280	285	319
Pension expense (note 30)	28	28	37

Total	1,840	1,977	2,183

Other operating expense, net is as follows for the years ended September 30:

	2004	2005	2006

Gain (loss) from sale of businesses	(2)	39	—
Goodwill and intangible assets impairment charges (note 18)	(71)	(57)	(38)
Long-lived asset impairment charges	—	(39)	(6)
Litigation settlement charges (note 33)	(194)	(20)	(60)
Amortization of debt issuance costs	(8)	(4)	(3)
Other	18	(11)	(1)

Other operating expense, net	(257)	(92)	(108)

Litigation settlement charges refer to the settlement of an antitrust investigation by the U.S. Department of Justice and related settlements with customers (see note 20), as well as, during the year ended September 30, 2006, the settlement of Tessera litigation (see notes 6 and 18).

Total rental expenses under operating leases amounted to €126, €125 and €151 for the years ended September 30, 2004, 2005 and 2006, respectively.

The average number of employees by geographic region is as follows for the years ended September 30:

	2004	2005	2006

Germany	16,340	16,334	15,822
Other Europe	5,507	5,606	7,455
North America	2,822	3,108	3,283
Asia-Pacific	9,220	10,919	14,285
Japan	126	147	180
Other	112	44	41

Total	34,127	36,158	41,066

Of the total average number of employees listed above, 10,309, 10,332 and 11,003 for the years ended September 30, 2004, 2005 and 2006, respectively, were employees of Qimonda.

9.	Restructuring

In 2004, the Company announced restructuring measures aimed at reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company announced plans to terminate approximately 325 employees. The 2004 terminations were primarily the result of relocating operations from Regensburg and Munich to Dresden and the downsizing of design centers in England, Ireland, Sweden and the United States. These plans were completed in the 2005 financial year.

During the 2005 financial year, the Company agreed upon additional restructuring measures aimed at reducing costs, downsizing its workforce, and consolidating certain functions and operations. As part of the restructuring, the Company agreed upon plans to terminate approximately 350 employees. The terminations were primarily the result of the close down of fiber optics operations in Germany and the United States. The terminations were completed in the 2006 financial year. In addition, the Company took measures to restructure its chip manufacturing within the manufacturing cluster Perlach, Regensburg and Villach. Production from Munich-Perlach will be transferred primarily to Regensburg and to a lesser extent to Villach. Manufacturing at Munich-Perlach is expected to be phased out by early 2007 as numerous products complete their production life span. As part of the restructuring, the Company agreed upon plans

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

to terminate approximately 600 employees. It is expected that the terminations will be completed in the 2007 financial year.

During the 2006 financial year, restructuring plans were announced to downsize the workforce at ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. As of September 30, 2006, the Company’s expectation is that a total of 450 employees would be terminated. The exact amount of the restructuring charges can not be estimated at this time due to ongoing negotiations with works councils.

During the years ended September 30, 2004, 2005 and 2006, charges of €17, €78 and €23, respectively, were recognized as a result of the above mentioned restructuring initiatives undertaken by the Company.

The development of the restructuring liability during the year ended September 30, 2006 is as follows:

	September 30		September 30
	2005	Restructuring	2006
	Liabilities	Charges	Payments	Liabilities

Employee terminations	64	22	(29)	57
Other exit costs	8	1	(3)	6

Total	72	23	(32)	63

10.	Income Taxes

Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2004, 2005 and 2006:

	2004	2005	2006

Germany	153	(298)	(378)
Foreign	44	104	294

Total	197	(194)	(84)

Income tax expense (benefit) for the years ended September 30, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Current taxes:
Germany	53	31	126
Foreign	5	1	41

	58	32	167

Deferred taxes:
Germany	129	66	(21)
Foreign	(33)	22	15

	96	88	(6)

Income tax expense	154	120	161

Total income taxes for the years ended September 30, 2004, 2005 and 2006 were allocated as follows:

	2004	2005	2006

Income taxes	154	120	161
Goodwill and intangible assets, for initial recognition of acquired tax benefits that previously were included in the valuation allowance (note 4)	(8)	(30)	—
Shareholder’s equity, for unrealized holding gains (losses), unrealized gains (losses) on cash flow hedges and additional minimum pension liabilities	(10)	—	—

	136	90	161

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company’s statutory tax rate in Germany is 25%. Additionally, a solidarity surcharge of 5.5% is levied. The trade tax decreased in respect of Infineon Technologies AG from 13% in 2004 and 2005 to 11% in 2006 due to the move of the Company’s headquarters in 2006. Therefore, the combined statutory tax rate was 39% in 2004 and 2005 and 37% in 2006.

A reconciliation of income taxes for the financial years ended September 30, 2004, 2005 and 2006, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 39% for 2004 and 2005, and 37% for 2006, is as follows:

	2004	2005	2006

Expected expense (benefit) for income taxes	77	(76)	(31)
Increase in available tax credits	(26)	(5)	(36)
Non-taxable investment (income) loss	6	(26)	(31)
Foreign tax rate differential	(51)	(18)	(50)
Non deductible expenses	69	29	13
Change in German tax rate — effect on opening balance	—	—	3
Increase in valuation allowance	54	192	292
In-process research and development	3	—	—
Other	22	24	1

Actual provision for income taxes	154	120	161

The Company has set up operations in a jurisdiction which grants a tax holiday from the 2005 financial year onwards, which has a remaining term of three years. Compared to ordinary taxation in the country of residence, this resulted in tax savings of €0 and €16 for the years ended September 30, 2005 and 2006, respectively, which are reflected in the foreign tax rate differential.

In the 2006 financial year, the Company reached an agreement with German tax authorities on certain tax matters relating to prior years. As a result, the timing of the deductibility of certain temporary differences was revised, which led to an increase in the valuation allowance for the 2006 financial year in the amount of €50.

Deferred income tax assets and liabilities as of September 30, 2005 and 2006 relate to the following:

	2005	2006

Deferred tax assets:
Intangible assets	26	95
Property, plant and equipment	203	264
Deferred income	111	94
Net operating loss and tax credit carry-forwards	1,065	1,350
Other items	169	179

Gross deferred tax assets	1,574	1,982
Valuation allowance	(740)	(1,091)

Deferred tax assets	834	891

Deferred tax liabilities:
Intangible assets	11	4
Property, plant and equipment	81	103
Accounts receivable	36	17
Accrued liabilities and pensions	72	118
Other items	41	11

Deferred tax liabilities	241	253

Deferred tax assets, net	593	638

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Net deferred income tax assets and liabilities are presented in the accompanying consolidated balance sheets as of September 30, 2005 and 2006 as follows:

	2005	2006

Deferred tax assets:
Current	125	97
Non-current	550	627
Deferred tax liabilities:
Current	(17)	(26)
Non-current	(65)	(60)

Deferred tax assets, net	593	638

At September 30, 2006, the Company had in Germany tax loss carry-forwards of €2,733 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,449); in other jurisdictions the Company had tax loss carry-forwards of €246 and tax effected credit carry-forwards of €128. Such tax loss carry-forwards and tax effected credit carryforwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim. In connection with the Formation of Qimonda, the net operating losses related to the memory products segment have been retained by Infineon Technologies AG.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2006, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2004, 2005 and 2006 by €54, €192, and €292, respectively, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

On December 27, 2003, the German government enacted new tax legislation which limits the application of a German corporation’s tax loss carry-forwards to 60% of the annual taxable income of the corporation in any given year. The new legislation did not limit the length of the carry-forward period, which is unlimited. For the Company, the new tax law was effective starting in the 2004 financial year.

The changes in valuation allowance for deferred tax assets during the years ended September 30, 2004, 2005 and 2006 were as follows:

	2004	2005	2006

Balance, beginning of the year	521	567	740

Applicable to continuing operations	54	192	292
Purchase accounting adjustments (note 4)	(8)	(30)	—
Adjustment in corresponding net operating loss carry-forward	—	11	59

Balance, end of the year	567	740	1,091

In the 2005 and 2006 financial years, the Company recorded adjustments to certain net operating loss carry-forwards mainly as a result of final tax assessment reconciliations. As the adjustments were made in jurisdictions in which the Company is in cumulative loss positions, such adjustments were recorded directly

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

to the valuation allowance and approximated €11 and €59 in the 2005 and 2006 financial years, respectively.

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2005 and 2006, as these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Company reorganized certain businesses in different tax jurisdictions which resulted in deferred intercompany transactions. Therefore, tax expenses for the years ended September 30, 2005 and 2006 of €85 and €63, respectively, have been deferred of which €71 and €56, respectively, are non-current (see note 18).

11.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the years ended September 30, 2004, 2005 and 2006, is as follows (shares in millions):

	2004	2005	2006

Numerator:
Net income (loss)	61	(312)	(268)
Denominator:
Weighted-average shares outstanding-basic	734.7	747.6	747.6
Effect of dilutive instruments	1.9	—	—

Weighted-average shares outstanding-diluted	736.6	747.6	747.6

Earnings (loss) per share in €:
Basic and diluted	0.08	(0.42)	(0.36)

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, include 24.1 million, 39.4 million and 46.7 million shares underlying employee stock options for the years ended 2004, 2005 and 2006, respectively. Additionally, 86.5 million ordinary shares issuable upon the conversion of the subordinated convertible notes at September 30, 2004, 2005 and 2006, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

12.	Marketable Securities

Marketable securities at September 30, 2005 and 2006 consist of the following:

	2005				2006
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Wert	Gains	Losses

Foreign government securities	9	11	2	—	9	11	2	—
Floating rate notes	260	268	8	—	156	162	6	—
Other debt securities	16	18	2	—	14	18	4	—

Total debt securities	285	297	12	—	179	191	12	—

Equity securities	4	5	1	—	4	5	1	—
Fixed term deposits	590	590	2	(2)	460	453	—	(7)

Total marketable securities	879	892	15	(2)	643	649	13	(7)

Reflected as follows:
Current assets	850	858	10	(2)	616	615	6	(7)
Non-current assets (note 18)	29	34	5	—	27	34	7	—

Total marketable securities	879	892	15	(2)	643	649	13	(7)

Unrealized losses relating to securities held for more than 12 months as of September 30, 2005 and 2006, were €0 and €7, respectively.

Realized (losses) gains, net are reflected as other non-operating income (expense), net and were as follows for the years ended September 30:

	2004	2005	2006

Realized gains	10	8	3
Realized losses	(1)	—	—

Realized gains, net	9	8	3

As of September 30, 2006, fixed term deposits of €51 had contractual maturities between three and twelve months.

Debt securities as of September 30, 2006 had the following remaining contractual maturities:

	Cost	Fair Value

Less than 1 year	2	2
Between 1 and 5 years	159	167
More than 5 years	18	22

Total debt securities	179	191

Actual maturities may differ due to call or prepayment rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

13.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2005 and 2006 consist of the following:

	2005	2006

Third party — trade	839	1,304
Siemens group — trade (note 29)	145	—
Associated and Related Companies -trade (note 29)	12	8

Trade accounts receivable, gross	996	1,312

Allowance for doubtful accounts	(44)	(67)

Trade accounts receivable, net	952	1,245

Activity in the allowance for doubtful accounts for the years ended September 30, 2005 and 2006 is as follows:

	2005	2006

Allowance for doubtful accounts at beginning of year	41	44
Provision for bad debt, net	3	23

Allowance for doubtful accounts at end of year	44	67

14.	Inventories

Inventories at September 30, 2005 and 2006 consist of the following:

	2005	2006

Raw materials and supplies	87	125
Work-in-process	569	777
Finished goods	366	300

Total Inventories	1,022	1,202

15.	Other Current Assets

Other current assets at September 30, 2005 and 2006 consist of the following:

	2005	2006

Financial instruments (note 31)	73	22
Grants receivable (note 7)	122	125
VAT and other tax receivables	84	189
License fees receivable	19	14
Associated and Related Companies — financial and other receivables (note 29)	5	1
Third party — financial and other receivables	68	61
Siemens group — financial and other receivables (note 29)	18	—
Prepaid expenses	26	36
Employee receivables (note 29)	8	7
Intangible pension asset (note 30)	14	13
Other	32	14

Total other current assets	469	482

16.	Property, Plant and Equipment, net

On December 8, 2004, the Company announced plans to build a new front-end production plant in Kulim High Tech Park, Malaysia. The facility will mainly produce power and logic chips used in automotive and industrial power applications. The Company plans to invest in total approximately $1 billion. The construction started in early 2005 and production started in September 2006. On September 12, 2006 the Company announced the opening of the facility. At full capacity, the facility will employ about 1,700 people.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Maximum capacity will be about 100,000 wafer starts per month using wafers with a diameter of 200-millimeter. As of September 30, 2006, the Company had invested a total of €269 in this new front-end production plant.

A summary of activity for property, plant and equipment for the year ended September 30, 2006 is as follows:

		Technical
		equipment	Other plant
	Land and	and	and office	Construction
	buildings	machinery	equipment	in progress	Total

Cost
September 30, 2005	1,427	7,549	2,232	253	11,461
Additions	57	561	130	462	1,210
Impairments	—	(6)	—	—	(6)
Disposals	(20)	(253)	(126)	(2)	(401)
Reclassifications	15	458	58	(513)	18
Transfers(1)	101	951	24	20	1,096
Foreign currency effects	(26)	(87)	(9)	(2)	(124)

September 30, 2006	1,554	9,173	2,309	218	13,254

Accumulated depreciation
September 30, 2005	(622)	(5,175)	(1,913)	—	(7,710)
Depreciation	(103)	(1,015)	(220)	—	(1,338)
Disposals	19	202	126	—	347
Reclassifications	—	(23)	5	—	(18)
Transfers(1)	(32)	(790)	(14)	—	(836)
Foreign currency effects	6	52	7	—	65
September 30, 2006	(732)	(6,749)	(2,009)	—	(9,490)
Book value September 30, 2005	805	2,374	319	253	3,751

Book value September 30, 2006	822	2,424	300	218	3,764

(1)	Transfers during the financial year ended September 30, 2006 are primarily related to the initial consolidation of ALTIS.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

17.	Long-term Investments

A summary of activity for long-term investments for the years ended September 30, 2005 and 2006, is as follows:

	Investment in
	Associated	Investment in
	Companies	Related Companies	Total

Balance at September 30, 2004	664	44	708
Additions	87	48	135
Disposals	—	(71)	(71)
Dividend payments	(51)	—	(51)
Capitalized interest	(1)	—	(1)
Impairments	(26)	(3)	(29)
Equity in earnings	57	—	57
Reclassifications	(16)	3	(13)
Foreign currency effects	44	—	44

Balance at September 30, 2005	758	21	779

Additions	5	1	6
Disposals	—	(3)	(3)
Dividend payments	(29)	—	(29)
Capitalized interest	(1)	—	(1)
Impairments	(13)	—	(13)
Equity in earnings	78	—	78
Consolidation of ALTIS	(202)	4	(198)
Gain on share issuance	72	—	72
Reclassifications	10	1	11
Foreign currency effects	(43)	—	(43)

Balance at September 30, 2006	635	24	659

Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

The following significant Associated Companies as of September 30, 2006 are accounted for using the equity method of accounting:

Direct and Indirect
Name of the Associated Company	Ownership in %(1)

Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany (“AMTC”)	28.6
Hwa-Keng Investment Inc., Taipei, Taiwan (“Hwa-Keng”)	43.0
Inotera Memories Inc., Taoyuan, Taiwan (“Inotera”)	30.9
Ramtron International Corp., Colorado Springs, Colorado, USA (“Ramtron”)	15.5

(1)	Direct and indirect ownership percentages are net of Qimonda’s minority interest.

The Company has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.

On May 16, 2002, the Company entered into the AMTC joint venture with its partners Advanced Micro Devices Inc., USA (“AMD”), and DuPont Photomasks Inc., USA (“DuPont”), with the purpose of developing and manufacturing advanced photo masks. In addition, the Company agreed to sell specified photomask equipment to DuPont, and entered into a long-term purchase agreement through 2011. Accordingly, as of September 30, 2006, €15 was deferred which is being recognized over the term of the purchase agreement. Toppan Printing Co., Ltd. acquired DuPont in April 2005 which led to a name change; former DuPont is now named Toppan Photomasks Inc., Ltd.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera, held directly and indirectly through the Company’s investment in Hwa-Keng Investment Inc.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to several agreements, the Company and Nanya had developed advanced 90-nanometer and have been developing 75- and 58-nanometer technology. The new 300-millimeter manufacturing facility is funded by Inotera and employs the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in three phases. During the year ended September 30, 2004, Inotera completed the construction and started mass production. The third and last phase was completed in the 2006 financial year. In May 2005 the groundbreaking for the second manufacturing module took place. The manufacturing ramp is expected to take place through calendar year 2007. The second module is fully funded by Inotera. The joint venture partners are obliged to each purchase one-half of the facility’s production based, in part, on market prices.

The Company invested €342 and €83 in Inotera during the years ended September 30, 2004 and 2005, respectively. The investment includes interest capitalization of €7 and €6 during the years ended September 30, 2004 and 2005, respectively. During the year ended September 30, 2004, Inotera issued shares to employees which diluted the Company’s shareholding at that time while increasing its proportional share of Inotera shareholders’ equity by €2. No further investments were made during the year ended September 30, 2006.

On March 17, 2006 Inotera successfully completed an IPO on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per share. As a result, the Company’s ownership interest was diluted to 41.4% while its proportional share of Inotera’s equity increased by approximately €30, which gain the Company recognized as part of non-operating income during the three months ended June 30, 2006.

On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400,000,000 ordinary shares) which are traded on the Euro MTF market and represent 14.8% of its outstanding share capital before the offering, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted to 36.0% (30.9% net of Qimonda’s minority interest) while its proportional share of Inotera’s equity increased by €42, which gain the Company reflected as part of non-operating income during the three months ending September 30, 2006.

The agreement governing the joint venture with Nanya allows Infineon to transfer its shares in Inotera to Qimonda. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO. Infineon may only transfer these shares to Qimonda gradually over the four years following Inotera’s IPO. The Company has sought an exemption from this restriction that would permit the immediate transfer of all of these shares to Qimonda. In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon holds its Inotera shares in trust for Qimonda until the shares can be transferred. This trust agreement provides for Infineon to transfer the shares to Qimonda as and when the transfer restrictions expire or Qimonda receives the exemption from the lock-up (see note 35).

Hwa-Keng, a Taiwanese company, was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. Hwa-Keng is in the process of being dissolved since its business purpose has been fulfilled with the Inotera IPO. The dissolution will not cause any loss for the Company.

ALTIS is a joint venture between the Company and International Business Machines Corporation (“IBM”), with each having equal voting representation. During the year ended September 30, 2003, the Company and IBM amended the original shareholders agreement. Pursuant to the amendment, the Company will ratably increase its capacity reservation in the production output of ALTIS from 50% to 100% during financial years 2004 through 2007. IBM and the Company agreed that they will decide the future business model of ALTIS not later than January 1, 2007. Additionally, the Company was granted an option through July 1, 2007 to acquire IBM’s interest in ALTIS.

In December 2005, the Company further amended its agreements with IBM in respect of ALTIS, and extended its product purchase agreement with ALTIS through 2009. Pursuant to the December 2005

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

amendment, the Company granted to IBM an option to require the Company to acquire four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to the Company to settle the respective interests of the parties. In addition, the Company granted to IBM a second option to require the Company to acquire up to four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to the Company to settle the respective interests of the parties. In addition, the Company granted to IBM a second option to require the Company to acquire up to four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) in increments of 10% after April 1, 2006 and prior to January 1, 2009. The amendment also permits IBM to sell its interest in ALTIS to a third party meeting certain specified criteria.

Under the December 2005 amendment, the Company and IBM also agreed a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company and IBM continue to evaluate the future business model of ALTIS, and have agreed that they will reach a decision on this matter no later than January 1, 2009. As previously agreed, the Company will increase the percentage of the output of ALTIS that it purchases from 87.5% in 2006 to 100% in 2007 and beyond.

The Company evaluated the amendment in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50% ownership interest has been reflected as a minority interest.

The following table summarizes the elimination of the investment in ALTIS as previously accounted for under the equity method of accounting, and the Company’s initial consolidation of ALTIS during first quarter of the 2006 financial year:

ALTIS
December 2005
Consolidation date	Communication
Segment	Solutions

Cash	119
Inventories	45
Other current assets	10
Property, plant and equipment	212
Long-term investment	(202)
Other non-current assets	(47)

Total assets consolidated	137

Current liabilities	(79)
Non-current liabilities (including debt)	6
Deferred tax liabilities	3
Minority Interests	207

Total liabilities consolidated	137

Net assets consolidated	—
Cash paid	—

Ramtron develops specialty semiconductor memory products, and is based in Colorado Springs, Colorado. Since the acquisition in 2001 the investment in Ramtron has been accounted for under the equity method of accounting. The Company has two representatives on the board of directors of Ramtron and the ability to exercise significant influence over operating and financial policies of Ramtron (see note 35).

In November 2003, the Company, together with United Epitaxy Company, Ltd. (“UEC”), Hsinchu, Taiwan, founded a joint venture company ParoLink. The Company initially invested €6, held a 56% ownership interest in ParoLink and accounted for its investment in ParoLink using the equity method, since

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

substantive participating minority rights prevented the exercise of unilateral control. In connection with the Company’s disposal of its fiber optics business (see note 5), the Company acquired the minority interest in ParoLink, terminated the joint venture with UEC and recorded an impairment to reduce the investment to its estimated fair value of €3. During January 2006, the joint venture partners decided to dissolve and liquidate ParoLink. The liquidation is expected to be completed in the 2007 financial year.

On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc. incorporated StarCore LLC. (“StarCore”), based in Austin, Texas. StarCore focuses on developing, standardizing and promoting Digital Signal Processor (DSP) core technology. In the 2006 financial year the shareholders decided by consensus to pursue their objectives in DSP core technology individually and to liquidate StarCore. As a consequence the Company recorded an impairment of €13.

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis of €65, €29 and €13 for the years ended September 30, 2004, 2005 and 2006, respectively. In connection with the termination of the Company’s venture capital activities, an impairment charge of €28 was recognized in the 2004 financial year, to reduce the carrying value of the Company’s venture investment portfolio to the expected realizable value (see note 5).

Goodwill of €15 and €0 is included in the amount of long-term investments at September 30, 2005 and 2006, respectively.

For the Associated Companies as of September 30, 2006, the aggregate summarized financial information for the financial years 2004, 2005 and 2006, is as follows:

	2004	2005	2006

Sales	60	482	918
Gross profit	(2)	158	328
Net income (loss)	(43)	74	215

	2004	2005	2006

Current assets	236	535	1,128
Non-current assets	1,013	1,924	1,827
Current liabilities	(211)	(341)	(530)
Non-current liabilities	(328)	(898)	(645)

Shareholders’ equity	710	1,220	1,780

	2005	2006

Intangible assets, net	315	230
Grants receivable	—	13
Deferred tax expense (note 10)	71	56
Long-term receivables	23	20
Marketable securities (note 12)	34	34
Associated and Related Companies — financial and other(1) (note 29)	67	—
Employee receivables (note 29)	2	2
Other	30	21

Total	542	376

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

A summary of activity for intangible assets for the years ended September 30, 2005 and 2006 is as follows:

		Other
	Goodwill	Intangibles	Total

Cost
September 30, 2004	172	414	586
Additions	—	64	64
Impairment charges (note 8)	(18)	(39)	(57)
Disposals	(6)	(36)	(42)
Acquisitions (note 4)	7	58	65
Purchase accounting adjustments (note 4)	(14)	(16)	(30)
Foreign currency effects	2	3	5

September 30, 2005	143	448	591

Additions	—	56	56
Impairment charges (note 8)	(7)	(31)	(38)
Disposals	(11)	(26)	(37)
Foreign currency effects	(7)	(1)	(8)

September 30, 2006	118	446	564

Accumulated amortization
September 30, 2004	(21)	(167)	(188)
Amortization	—	(96)	(96)
Disposals	—	5	5
Foreign currency effects	3	—	3

September 30, 2005	(18)	(258)	(276)

Amortization	—	(67)	(67)
Disposals and reductions	—	5	5
Foreign currency effects	1	3	4

September 30, 2006	(17)	(317)	(334)

Carrying value September 30, 2004	151	247	398

Carrying value
September 30, 2005	125	190	315

Carrying value September 30, 2006	101	129	230

18.	Other Assets

Other non-current assets at September 30, 2005 and 2006 consist of the following:

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2007 €46; 2008 €34; 2009 €17; 2010 €12; 2011 €10.

In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture, the Company was granted a license for the use of Saifun NROM® technologies (see note 4). During the three months ended March 31, 2005 the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. Effective September 30, 2006, the Company and Saifun amended the license agreement (see note 4). As a result of the amendment, the related liability was reduced to €3 as of September 30, 2006.

In March 2005, the Company and Rambus reached an agreement settling all claims between them and licensing the Rambus patent portfolio. The license of €37 is being amortized over the expected useful life of the related technologies of ten years (see note 6).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On June 14, 2006, Infineon and Qimonda reached agreements with MOSAID settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. The license of €32 is being amortized over the expected useful life of the related technologies of six years (see note 6).

During the years ended September 30, 2004, 2005 and 2006, the Company recognized intangible assets impairment charges of €71, €57 and €38, respectively.

As part of the Company’s annual goodwill impairment test for the year ended September 30, 2004, the Company recognized an impairment charge of €71 to reduce the Optical Networking reporting unit’s goodwill to its estimated fair value, principally as a result of a decline in revenue and lowered market development expectations during the 2004 financial year.

During the year ended September 30, 2005, the Company concluded that sufficient indicators existed to require an assessment of whether the carrying values of goodwill and certain other intangible assets in the Customer Premises Equipment, Wireless Infrastructure, Short Range Wireless, RF Engine and Optical Networking reporting units within the Communication Solutions segment might not be recoverable. Recoverability of these intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €57 were recognized in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value.

During the year ended September 30, 2006, partially as a result of the insolvency of one of the Company’s largest mobile phone customers, BenQ Mobile GmbH & Co OHG, the Company concluded that sufficient indicators existed to require an assessment of whether the carrying values of goodwill and certain other intangible assets principally in reporting units within the Communication Solutions segment might not be recoverable. Recoverability of these intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €38 were recognized in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value.

19.	Trade Accounts Payable

Trade accounts payable at September 30, 2005 and 2006 consist of the following:

	2005	2006

Third party — trade	868	1,165
Siemens group — trade (note 29)	61	—
Associated and Related Companies — trade(1) (note 29)	140	80

Total	1,069	1,245

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.

20.	Accrued Liabilities

Accrued liabilities at September 30, 2005 and 2006 consist of the following:

	2005	2006

Personnel costs	274	353
Warranties and licenses	53	54
Settlement for antitrust related matters (note 33)	31	53
Interest	34	37
Other	105	65

Total	497	562

On September 15, 2004 the Company entered into a plea agreement with the United States Department of Justice in connection with its antitrust investigation (see note 33) and agreed to pay a fine aggregating $160 million over a five-year period. The related amount due within one year is included in accrued and other current liabilities, and the long-term portion is reflected as other non-current liabilities

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

(see note 23). As a result of this agreement and other antitrust related investigations and customer settlements (see note 33), the Company recorded other operating expenses with an aggregate of €194, €20 and €23 during the years ended September 30, 2004, 2005 and 2006, respectively
(see note 8).

21.	Other Current Liabilities

Other current liabilities at September 30, 2005 and 2006 consist of the following:

	2005	2006

VAT and other taxes payable	202	212
Payroll obligations to employees	130	128
Deferred government grants (note 7)	106	95
Other deferred income	22	62
Restructuring (note 9)	72	63
Financial instruments (note 31)	74	11
Associated and Related Companies — financial and other (note 29)	4	9
Settlement for anti-trust related matters (note 33)	31	24
Other	59	71

Total	700	675

Other deferred income includes amounts relating to license income (see note 6) and deferred revenue. The non-current portion is included in other liabilities (see note 23).

22.	Debt

Debt at September 30, 2005 and 2006 consists of the following:

	2005	2006

Short-term debt:
Loans payable to banks, weighted average rate 2.46%	51	51
Convertible subordinated notes, 4.25%, due 2007	—	638
Current portion of long-term debt	48	108

Total short-term debt and current maturities	99	797

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	633	—
Convertible subordinated notes, 5.0%, due 2010	690	692
Loans payable to banks:
Unsecured term loans, weighted average rate 4.62%, due 2008-2013	206	458
Secured term loans, weighted average rate 1.57%, due 2013	9	7
Other loans payable, weighted average rate 4.35%, due 2011	—	3
Notes payable to governmental entity, rate 2.52%, due 2010-2027	28	48

Total long-term debt	1,566	1,208

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €700 in subordinated convertible notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of euro 10.23 per share through maturity. The notes accrue interest at 5.0% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

pledge relating to future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. On September 29, 2006 the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. At September 30, 2006, unamortized debt issuance costs were €8.

On February 6, 2002, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), issued €1,000 in subordinated convertible notes due 2007 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 28.2 million of the Company’s ordinary shares at a conversion price of euro 35.43 per share through maturity. The convertible notes accrue interest at 4.25% per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative pledge relating to any future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 115% of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. During the financial year ended September 30, 2004, the Company redeemed a notional amount of €360 of the convertible subordinated notes due 2007, which resulted in a net gain of €6 before tax. On September 29, 2006, the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. These convertible notes are due on the February 6, 2007, and the Company expects to redeem the notes at their principal outstanding amount using available cash to the extent that they have not previously been redeemed, converted or purchased and cancelled. On September 30, 2006, the outstanding notional amount was €640 and unamortized debt issuance costs were €2.

In September 2004 the Company executed a $400/€400 million syndicated credit facility with a five-year term. The facility consisted of two tranches: Tranche A was a $400 million term loan intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, the Company drew $345 million under this Tranche A, the amount being equal to the maximum outstanding amount permitted as of September 30, 2006. The loan will decrease on the basis of a repayment schedule that foresees equal installments, falling due in March and September each year. Tranche B was a €400 multicurrency revolving facility to be used for general corporate purposes. In connection with the arrangement of the Qimonda credit facility described below, the Company voluntarily cancelled an amount of €100 in August 2006, so that €300 remains available. At September 30, 2006, no amounts were outstanding under Tranche B. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances.

In August 2006, Qimonda entered into a multicurrency revolving loan facility in an aggregate principal amount of €250. The facility matures three years from the date of the Qimonda’s initial public offering, and may be extended for one additional year at the option of the lenders at the end of the facility’s first year of operation. Qimonda entered into this facility primarily as a source of backup liquidity. Loans made under the facility, which may be used for working capital requirements and/or general corporate purposes, may have various maturities, ranging from one to twelve months, or longer as agreed by the parties. The facility contains several covenants, agreements and financial ratios customary for such transactions including negative pledge, limitation on indebtedness, restriction on asset dispositions; limitations on mergers and reorganizations, required maintenance of minimum liquidity levels and financial ratios; and limitation on dividend payments. Qimonda was in compliance with these covenants as of September 30, 2006. As of September 30, 2006, no amounts were outstanding under this facility.

A €124 non-recourse project financing facility for the expansion of the Qimonda Portugal manufacturing facility was fully drawn as of September 30, 2006.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes.

	Nature of financial		As of September 30, 2006
Term	Institution Commitment	Purpose/intended use	Aggregate facility	Drawn	Available

short-term	firm commitment	working capital, guarantees	95	51	44
short-term	no firm commitment	working capital, cash management	309	—	309
long-term	firm commitment	working capital	823	273	550
long-term(1)	firm commitment	project finance	351	351	—

Total			1,578	675	903

(1)	Including current maturities.

At September 30, 2006, the Company was in compliance with its debt covenants under the relevant facilities.

Interest expense for the years ended September 30, 2004, 2005 and 2006 was €126, €83 and €109, respectively.

Aggregate amounts of debt maturing subsequent to September 30, 2006 are as follows:

Year ending September 30	Amount

2007	797
2008	157
2009	181
2010	744
2011	55
Thereafter	71

Total	2,005

23.	Other Liabilities

Other non-current liabilities at September 30, 2005 and 2006 consist of the following:

	2005	2006

Deferred government grants (note 7)	182	117
Settlement for antitrust related matters (note 33)	88	62
Pension liabilities (note 30)	162	134
Deferred income (note 6)	38	40
Post-retirement benefits (note 30)	5	4
License fees payable	54	41
Other	32	59

Total	561	457

24.	Minority Interest

On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (“CSVC”) for the construction of a back-end manufacturing facility in the People’s Republic of China. Pursuant the joint venture agreement, the capital invested by CSVC earns an annual return and has a liquidation preference, while all accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has consolidated 100% of the results of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

operations of the joint venture from inception, and the capital invested and annual return of the minority investor is reflected as minority interest.

ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. In December 2005, the Company further amended its agreements with IBM in respect of the ALTIS joint venture and began to fully consolidate ALTIS, whereby IBM’s 50% ownership interest is reflected as minority interest (see note 17).

Effective May 1, 2006, the Company contributed substantially all of the operations of its Memory Products segment, including the assets and liabilities that were used exclusively for these operations, to Qimonda, a stand-alone legal company. On August 9, 2006, Qimonda completed an initial public offering on the New York Stock Exchange through the issuance of 42 million ordinary shares which are traded as ADSs under the symbol “QI”, for an offering price of $13 per ADS. In addition, the Company sold 6.3 million Qimonda shares upon exercise of the underwriters’ over-allotment option, which reduced its shareholding in Qimonda to 85.9%. The minority investors’ 14.1% ownership interest is reflected as minority interest (see note 3).

25.	Ordinary Share Capital

As of September 30, 2006 the Company had 747,609,294 registered ordinary shares, notional value of euro 2.00 per share, outstanding. During the year ended September 30, 2006 the Company increased its share capital by €0.08 by issuing 39,935 shares in connection with the Company’s Long-Term Incentive Plan. During the year ended September 30, 2004 the Company increased its share capital by €53 by issuing 26,679,255 shares valued at €278 in connection with the acquisition of the remaining interests of other investors in SC300 GmbH & Co. KG (“SC300”).

Authorized and Conditional Share Capital

In addition to the issued share capital, the Company’s Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2006, the Management Board may use these authorizations to issue new shares as follows:

•	Through January 21, 2007, Authorized Share Capital I/2002 -in an aggregate nominal amount of up to €297 to issue shares for cash, where the pre-emptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the pre-emptive rights of shareholders may be excluded for all shares.

•	Through January 19, 2009, Authorized Share Capital II/2004 -in an aggregate nominal amount of up to €30 to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

The Company has conditional capital of up to an aggregate nominal amount of €96 (Conditional Share Capital I), of up to an aggregate nominal amount of €29 (Conditional Share Capital III) and up to an aggregate nominal amount of €24.5 (Conditional Share Capital IV/2006) that may be used to issue up to 74.7 million new registered shares in connection with the Company’s long-term incentive plans (see note 26). These shares will have dividend rights from the beginning of the financial year in which they are issued.

The Company has conditional capital of up to an aggregate nominal amount of €50 (Conditional Share Capital II) that may be used to issue up to 25 million new registered shares upon conversion of debt securities, issued in February 2002 and which may be converted at any time until January 23, 2007 (see note 22). These shares will have dividend rights from the beginning of the financial year in which they are issued.

The Company has conditional capital of up to an aggregate nominal amount of €136.8 (Conditional Share Capital II/2002) that may be used to issue up to 68.4 million new registered shares upon conversion of debt securities, issued in June 2003 and which may be converted at any time until May 22, 2010 (see note 22). These shares will have dividend rights from the beginning of the financial year in which they are issued.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company has further conditional capital of up to an aggregate nominal amount of €213.2 (Conditional Share Capital II/2002) that may be used to issue up to 106.6 million new registered shares upon conversion of debt securities which may be issued before January 21, 2007. These shares will have dividend rights from the beginning of the financial year in which they are issued.

Dividends

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders.

The ordinary shareholders meeting held in February 2006 did not authorize a dividend. No earnings are available for distribution as a dividend for the 2006 financial year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2006.

26.	Stock-based Compensation

Fixed Stock Option Plans

In 1999, the shareholders approved a share option plan (“LTI 1999 Plan”), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company’s stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

In 2001, the Company’s shareholders approved the International Long-Term Incentive Plan (“LTI 2001 Plan”) which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions; however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company could grant up to 51.5 million options over a five-year period. The exercise price of each option equals 105% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire seven years from the grant date.

Under the LTI 2001 Plan, the Company’s Supervisory Board decided annually within three months after publication of the financial results how many options to grant to the Management Board. The Management Board, within the same three-month period, decided how many options to grant to eligible employees.

In 2006, the Company’s shareholders approved the Stock Option Plan 2006 (“SOP 2006”) which replaced the LTI 2001 Plan. Under the terms of SOP 2006, the Company can grant up to 13 million options over a three-year period. The exercise price of each option equals 120% of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options are only exercisable if the price of a share exceeds the trend of the comparative index “Philadelphia Semiconductor Index” for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire six years from the grant date. During the 2006 financial year, no options were granted under the SOP 2006.

In 2006, the Qimonda shareholders approved a stock option plan (the “Qimonda 2006 SOP”). Under the terms of the Qimonda 2006 SOP, Qimonda can grant up to 6 million non-transferable option rights over a three-year period which grant the holder the right to receive ordinary shares issued by Qimonda. The exercise price of each option equals 100% of the average closing price of Qimonda’s ADSs on the New York Stock Exchange during the five trading days prior to the grant date. Granted options are only exercisable if the price of Qimonda ADSs as quoted on the New York Stock Exchange exceeds the trend of the comparative index “Philadelphia Semiconductor Index” for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Qimonda’s ADSs reaching the exercise price on at least one trading day, and expire six years from the grant date. During the 2006 financial year, no options were granted under the Qimonda 2006 SOP.

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Prior period amounts have not been restated and do not reflect the recognition of stock-based compensation.

A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2006, and changes during the three years then ended is presented below (options in millions, exercise price in euro, intrinsic value in millions of euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at beginning of year	40.9	€20.33	4.02	—
Granted	7.5	€8.20
Exercised	—	—		—
Forfeited and expired	(3.6)	€22.65

Outstanding at end of year	44.8	€18.12	3.54	14

Vested and expected to vest, net of estimated forfeitures at end of year	44.4	€18.21	3.52	13
Exercisable at end of year	25.6	€24.68	2.37	3

Options with an aggregated fair value of €51 completed vesting during the financial year ended September 30, 2006.

Changes in the Company’s unvested options for the financial year ended September 30, 2006 are summarized as follows (options in millions, fair values in euro, intrinsic value in millions of euro):

			Weighted-average	Aggregated
	Number of	Weighted-average	remaining life	Intrinsic
	options	exercise price	(in years)	Value

Unvested at beginning of year	21.2	€5.28
Granted	7.5	€3.19
Vested	(8.2)	€6.22
Forfeited	(1.3)	€4.51

Unvested at end of year	19.2	€4.11	1.72	11

Unvested options expected to vest	18.8	€4.13	1.72	11

Fair value disclosures

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), the Company uses a combination of implied volatilities from traded options on the Company’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. The

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Company has not made any dividend payments during the financial year ended September 30, 2006 nor does it have plans to pay dividends in the foreseeable future.

The following weighted-average assumptions were used in the Black-Scholes option-pricing model:

	2004	2005	2006

Weighted-average assumptions:
Risk-free interest rate in %	3.68	3.02	3.08
Expected volatility in %	59	58	43
Dividend yield in %	0	0	0
Expected life in years	4.50	4.50	5.07
Weighted-average fair value per option at grant date in euro in €	5.88	4.03	3.19

Stock-Based Compensation Expense

Stock-based compensation expense was allocated as follows for the financial year ended September 30, 2006:

2006

Compensation expense recognized:
Cost of sales	7
Selling, general and administrative expenses	12
Research and development expenses	9

Total stock-based compensation expense	28

Stock-based compensation effect on basic and diluted loss per share	(0.04)

The amount of stock-based compensation cost which was capitalized and remained in inventories during the financial year ended September 30, 2006 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a significant cash flow effect during the financial year ended September 30, 2006, since no material exercises of stock options occurred during the period. As of September 30, 2006, there was a total of €26 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a weighted-average period of 1.72 years.

Prior to the 2006 financial year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123”.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, “Accounting for Stock-Based Compensation”, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148:

	2004	2005

Net income (loss)
As reported	61	(312)
Deduct:
Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	2	—
Add:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37)	(39)

Pro forma	26	(351)

Basic and diluted earnings (loss) per share
As reported	€0.08	(€0.42)
Pro forma	€0.03	(€0.47)

27.	Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the years ended September 30, 2004, 2005 and 2006 are as follows:

	2004			2005			2006
		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	4	—	4	13	(1)	12	6	(1)	5
Reclassification adjustment for losses (gains) included in net income (loss)	(11)	—	(11)	(4)	—	(4)	(13)	1	(12)

Net unrealized (losses) gains	(7)	—	(7)	9	(1)	8	(7)	—	(7)
Unrealized gains (losses) on cash flow hedges	1	—	1	(25)	—	(25)	5	—	5
Additional minimum pension liability	28	(10)	18	(85)	1	(84)	(3)	—	(3)
Foreign currency translation adjustment	(41)	—	(41)	64	—	64	(69)	—	(69)

Other comprehensive (loss) income	(19)	(10)	(29)	(37)	—	(37)	(74)	—	(74)
Accumulated other comprehensive income (loss) — beginning of year	(98)	10	(88)	(117)	—	(117)	(154)	—	(154)

Accumulated other comprehensive income (loss) — end of year	(117)	—	(117)	(154)	—	(154)	(228)	—	(228)

28.	Supplemental Cash Flow Information

The Company issued shares to redeem the redeemable interest of €278 related to the SC300 venture during the year ended September 30, 2004 (see note 25).

	2004	2005	2006

Cash paid for:
Interest	144	91	116
Income taxes	59	79	117
Non-cash investing and financing activities:
Construction grants deducted from cost of fixed assets (note 7)	49	—	49

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

29.	Related Parties

The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up. Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 financial year are no longer reflected as Related Party transactions (see note 17).

On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as Related Party transactions.

Related Party receivables at September 30, 2005 and 2006 consist of the following:

	2005	2006

Current:
Siemens group — trade (note 13)	145	—
Associated and Related Companies — trade (note 13)	12	8
Siemens group — financial and other (note 15)	18	—
Associated and Related Companies — financial and other (note 15)	5	1
Employee receivables (note 15)	8	7

	188	16

Non-current:
Associated and Related Companies — financial and other(1)(note 18)	67	—
Employee receivables (note 18)	2	2

	69	2

Total Related Party receivables	257	18

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.

Related Party payables at September 30, 2005 and 2006 consist of the following:

	2005	2006

Siemens group — trade (note 19)	61	—
Associated and Related Companies — trade(1)(note 19)	140	80
Associated and Related Companies — financial and other (note 21)	4	9

Total Related Party payables	205	89

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.

Related Party receivables and payables as of September 30, 2006, have been segregated first between amounts owed by or to Siemens group companies and companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at inter-bank rates.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Transactions with Related Parties during the years ended September 30, 2004, 2005 and 2006, include the following:

	2004	2005	2006

Sales to Related Parties:
Siemens group companies	957	861	322
Associated and Related Companies	69	55	61

Total sales to Related Parties	1,026	916	383

Purchases from Related Parties:
Siemens group companies	264	226	73
Associated and Related Companies(1)	357	615	575

Total purchases from Related Parties	621	841	648

(1)	The decrease during the financial year ended September 30, 2006 is primarily related to the initial consolidation of ALTIS.

Purchases from Associated and Related Companies during the years ended September 30, 2005 and 2006 are principally related to products purchased from Inotera.

	2004	2005	2006

Interest income from (expense to) Related Parties
Interest income from Related Parties	2	2	1
Interest expense to Related Parties	—	—	—

Total	2	2	1

Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of €23, €38 and €21 for the years ended September 30, 2004, 2005 and 2006, respectively. Sales are principally conducted through the Company’s own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.

Purchases from Siemens group companies primarily include purchases of fixed assets, inventory, IT services, and administrative services.

In February 2004, the Company completed the purchase of assets, including certain liabilities, of the Protocol Software operations of Siemens AG, in exchange for €13 and the employment of approximately 145 of Siemens’ mobile communication software engineers.

30.	Pension Plans

Pension benefits provided by the Company are currently organized primarily through defined benefit pension plans which cover a significant portion of the Company’s employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment, while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is June 30.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Information with respect to the Company’s pension plans for the years ended September 30, 2004, 2005 and 2006 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2004		2005		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Accumulated benefit obligations end of year	(226)	(56)	(337)	(64)	(378)	(61)

Change in projected benefit obligations:
Projected benefit obligations beginning of year	(243)	(70)	(271)	(78)	(392)	(85)
Service cost	(14)	(7)	(16)	(7)	(24)	(5)
Interest cost	(13)	(4)	(15)	(4)	(17)	(4)
Actuarial gains (losses)	—	3	(89)	(2)	(13)	8
Business combinations	(1)	(1)	—	—	—	—
Divestitures	1	—	1	4	—	—
New plan created	—	(2)	—	—	—	—
Plan amendments	(3)	—	(8)	—	—	—
Benefits paid	2	1	2	2	3	2
Curtailment gain	—	—	4	1	—	7
Foreign currency effects	—	2	—	(1)	—	2

Projected benefit obligations end of year	(271)	(78)	(392)	(85)	(443)	(75)

Change in fair value of plan assets:
Fair value at beginning of year	143	27	174	30	208	35
Contributions and transfers	19	2	17	4	63	4
Actual return on plan assets	14	3	19	2	14	2
Benefits paid	(2)	(1)	(2)	(2)	(3)	(2)
Foreign currency effects	—	(1)	—	1	—	(1)

Fair value at end of year	174	30	208	35	282	38

Funded status	(97)	(48)	(184)	(50)	(161)	(37)
Unrecognized actuarial (gains) losses	59	2	138	4	144	(8)
Unrecognized prior service cost (benefit)	7	(2)	14	(2)	13	—
Post measurement date contributions	1	1	16	1	16	1

Net asset (liability) recognized	(30)	(47)	(16)	(47)	12	(44)

The above net liability is recognized as follows in the accompanying consolidated balance sheets as of September 30:

	2004		2005		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Prepaid pension cost	27	—	—	—	—	1
Intangible asset (note 15)	—	—	14	—	13	—
Accumulated other comprehensive income	—	—	85	—	88	—
Accrued pension liabilities (note 23)	(51)	(47)	(115)	(47)	(89)	(45)
Other current liabilities	(6)	—	—	—	—	—

Net liability recognized	(30)	(47)	(16)	(47)	12	(44)

Other current liabilities of €6 at September 30, 2004 related to pension liabilities of the fiber optic business which was held for sale.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets are as follows:

	2004		2005		2006
	Domestic	Foreign	Domestic		Domestic	Foreign
	plans	plans	plans	Foreign plans	plans	plans

Projected benefit obligation	271	78	392	85	443	64
Fair value of plan assets	174	30	208	35	282	26
Accumulated benefit obligations	53	51	337	57	378	54
Fair value of plan assets	—	23	208	26	282	26

The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2004		2005		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Discount rate in %	5.8	5.6	4.5	4.8	4.8	5.3
Rate of compensation increase in %	3.0	3.7	2.5	3.1	2.5	1.8
Projected future pension increases in %	1.3	2.6	1.3	2.2	1.8	2.2
Expected return on plan assets in %	6.8	7.0	7.3	6.9	6.5	6.9

Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company’s long-term obligation.

Investment strategies

The investment approach of the Company’s pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The Company’s pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and annual liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Expected long-term rate of return on plan assets

Establishing the expected rate of return on pension assets requires judgment. The Company’s approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time, the types of investment classes in which pension plan assets are invested, long-term investment strategies, as well as the expected compounded return the Company can reasonably expect the portfolio to earn over appropriate time periods.

The Company reviews the expected long-term rate of return annually and revises it as appropriate. Also, the Company periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Plan asset allocation

As of September 30, 2005 and 2006 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2005		2006		Targeted allocation
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Equity securities in %	44	57	33	59	52	59
Debt securities in %	51	35	33	26	18	26
Other in %	5	8	34	15	30	15

Total in %	100	100	100	100	100	100

The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in shares of Infineon or Qimonda.

The components of net periodic pension cost for the years ended September 30, 2004, 2005 and 2006 are as follows:

	2004		2005		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Service cost	(14)	(7)	(16)	(7)	(24)	(5)
Interest cost	(13)	(4)	(15)	(4)	(17)	(4)
Expected return on plan assets	11	2	13	2	13	3
Amortization of unrecognized prior service cost	—	—	—	—	(1)	2
Amortization of unrecognized losses	(3)	—	(3)	—	(7)	—
Curtailment gain recognized	—	—	1	1	—	3

Net periodic pension cost (note 8)	(19)	(9)	(20)	(8)	(36)	(1)

The prior service costs relating to the pension plans are amortized in equal amounts over the expected years of future service of each active employee who is expected to receive benefits from the pension plans.

Unrecognized gains or losses are included in the net pension cost for the year, if as of the beginning of the year, the unrecognized net gains or losses exceed 10% of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

Actuarial gains (losses) amounted to €3, €(91) and €(5) for the financial years ended September 30, 2004, 2005 and 2006, respectively. The increase in actuarial losses in the 2005 financial year was primarily the result of the reduction of the discount rate used to determine the benefit obligation and new mortality tables used in the actuarial calculations for the domestic plans.

On September 25, 2000, the Company established the Infineon Technologies Pension Trust e.V. (the “Pension Trust”) for the purpose of funding future pension benefit payments for employees in Germany in order to reduce the Company’s exposure to certain risks associated with defined benefit plans. The Company contributed €155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87 “Employers’ Accounting for Pensions”, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

In September 2006, Qimonda established a pension trust for the purpose of funding future pension benefit payments for its employees in Germany. A portion of the Company’s pension plan assets have been allocated to Qimonda for periods prior to its formation based on the proportion of Qimonda’s projected benefit obligation to the total Company’s projected benefit obligation. Accordingly, the Company transferred €26 in cash from its Pension Trust into the Qimonda pension trust.

The effect of employee terminations, in connection with the Company’s restructuring plans (see note 9), on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2005 and 2006 pursuant to the provisions of SFAS No. 88 “Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”.

The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five financial years and thereafter are as follows:

	Domestic	Foreign
Years ending September 30	plans	plans

2007	10	2
2008	8	2
2009	9	2
2010	12	2
2011	13	2
2012-2016	80	18

During the year ended September 30, 2002, the Company established a deferred savings plan for its employees in Germany, whereby a portion of the employee’s salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments of €14 and €17 as of September 30, 2005 and 2006, respectively, is actuarially determined and accounted for on the same basis as the Company’s other pension plans.

The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of less than €1 for each of the years ended September 30, 2004, 2005 and 2006. The net liability recognized in the accompanying balance sheet was €5 and €4 as of September 30, 2005 and 2006, respectively.

31.	Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2005 and 2006 are as follows:

	2005		2006
	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts sold
U.S. dollar	838	(20)	682	1
Japanese yen	9	—	30	—
Singapore dollar	2	—	—	—
Great Britain pound	—	—	1	—
Malaysian Ringgit	—	—	6	—
Forward contracts purchased:
U.S. dollar	195	4	209	(1)
Japanese yen	42	—	24	—
Singapore dollar	23	—	27	—
Great Britain pound	5	—	7	—
Czech Koruna	1	—	—	—
Malaysian Ringgit	32	1	35	—
Other currencies	23	(1)	—	—
Currency Options sold:
U.S. dollar	527	(21)	259	(5)
Currency Options purchased:
U.S. dollar	522	3	252	2
Cross currency interest rate swaps:
U.S. dollar	389	21	—	—
Interest rate swaps	1,442	14	1,200	5
Other	259	(2)	218	9

Fair value, net		(1)		11

During the year ended September 30, 2004, the Company designated two interest rate swap agreements with a total notional amount of €500, as fair value hedges of a corresponding principal amount of its convertible notes due 2007. The change in fair value of these hedges during the years ended September 30, 2004 and 2005 were €1 and €(5), respectively, and was reflected as part of interest expense. During the fourth quarter of the 2005 financial year the Company de-designated those fair value hedges. The change in fair value since inception of the hedge of €(4) is being amortized into interest expense over the remaining term of the convertible notes.

The Company entered into interest rate swap agreements with independent financial institutions during the year ended September 30, 2004, which were designated as a cash flow hedge of interest rate fluctuations on forecasted future lease payments during the first 10 years of the Campeon lease agreement (see note 33). The ineffective portion of the cash flow hedge was €0 for the years ended September 30, 2004, 2005, and 2006. The effective portion of €(22) was deferred in other comprehensive income until the commencement of the lease in the first quarter of the 2006 financial year, and is being amortized ratably into lease expense over the lease term of 15 years.

Interest expense, net was partially offset by gains resulting from interest rate swap agreements in the amount of €22 and €21 for the financial years ended September 30, 2004 and 2005, respectively, and was impacted by a loss of €34 for the financial year ended September 30, 2006.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Gains and losses on derivative financial instruments included in determining net income (loss), with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense), were as follows for the years ended September 30:

	2004	2005	2006

Gains (losses) from foreign currency derivatives:
Cost of sales	44	(14)	50
Other non-operating (expense) income	3	(10)	15

	47	(24)	65

Gains (losses) from foreign currency transactions:
Cost of sales	(50)	(5)	(19)
Other non-operating (expense) income	(12)	50	(46)

	(62)	45	(65)

Net losses from foreign currency derivatives and transactions	(15)	21	—

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2006 the convertible notes due 2007 and the convertible notes due 2010 were trading at a 0.2% and a 12.5% premium to par, respectively, based on quoted market values. The fair values of the Company’s cash and cash equivalents, receivables and payables, as well as related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 12).

32.	Risks

Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and financial derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. Related Parties account for a considerable portion of sales and trade receivables. The credit risk with respect to cash equivalents, marketable securities and financial derivatives is limited by transactions with a number of large international financial institutions, with pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amounts of agreements entered into with any one financial institution.

In order to remain competitive, the Company must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

Due to the high-technology nature of the Company’s operations, intellectual property is an integral part of the Company’s business. The Company has intellectual property which it has self-developed, purchased or licensed from third parties. The Company is exposed to infringements by others of such intellectual property rights. Conversely, the Company is exposed to assertions by others of infringement by the Company of their intellectual property rights.

The Company, through its use of third-party foundry and joint venture arrangements, uses a significant portion of manufacturing capacity that is outside of its direct control. As a result, the Company is reliant upon such other parties for the timely and uninterrupted supply of products and is exposed, to a certain extent, to fluctuations in product procurement cost.

The Company has established policies and procedures which serve as business conduct guidelines for its employees. Should these guidelines not be adhered to, the Company could be exposed to risks relating to wrongful actions by its employees.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Approximately 9,000 of the Company’s employees are covered by collective bargaining agreements. The collective bargaining agreements pertain primarily to certain of the Company’s non-management employees in Germany (affecting approximately 4,700 employees), Austria (affecting approximately 2,300 employees) and France (affecting approximately 2,000 employees including ALTIS). The agreement in Germany is perpetual, but can be terminated by the trade union with a notice of one month prior to March 31, 2007. The agreement in Austria expires on May 1, 2007. The minimum salaries stipulated in the agreement in France are subject to yearly revision coming into effect on January 1st each year. The provisions of these agreements generally remain in effect until replaced by a subsequent agreement. Agreements for periods after expiration are to be negotiated with the respective trade unions through a process of collective negotiations.

33.	Commitments and Contingencies

Litigation

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with its ongoing investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its principal U.S. subsidiary and other DRAM suppliers.

Sixteen cases were filed between June and September 2002 in several U.S. federal district courts, purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period (the Direct U.S. Purchaser Class), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pretrial proceedings as part of a Multi District Litigation (MDL).

In September 2005, the Company and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). Under the terms of the settlement agreement the Company agreed to pay approximately $21 million. In addition to this settlement payment, the Company agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect that any such additional amount will have a material adverse effect on its financial condition or results of operations. The settlement was provisionally approved on May 10, 2006, and the final hearing for approval of the settlement was scheduled for November 1, 2006. As of September 30, 2006, the Company had secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ (see note 35).

On April 28, 2006, Unisys Corporation filed a complaint against the Company and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International Inc. filed a complaint against the Company and its principal U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both of these complaints were filed in the Northern District of California, and have been related to the MDL

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

described above. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, so their claims are not barred by the Company’s settlement with the Direct U.S. Purchaser Class.

Sixty-four additional cases were filed between August and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, which was subsequently dismissed with prejudice) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL described above. Nineteen of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pretrial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims; these motions are pending. After these have been decided the indirect purchaser plaintiffs in the MDL proceedings will have the opportunity to file any motion for class certification. No trial date has yet been scheduled in the MDL. The Company intends to vigorously defend against the indirect purchaser cases.

On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the attorneys general of Ken-tucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. The Company intends to vigorously defend against both of these actions.

In April 2003, the Company received a request for information from the European Commission in connection with its investigation of practices in the European market for DRAM ICs. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005 two putative class proceedings were filed in the Canadian provinces of Quebec, and one was filed in each of Ontario and British Columbia against the Company, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, the certification motion has been scheduled for May 2007. In one Quebec class action preliminary motions are to be scheduled early in 2007; the other Quebec action has been stayed pending developments in the one that is going forward. The Company intends to vigorously defend against these proceedings.

Between September and November 2004 seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004. The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend (see note 35).

The Company believes these claims are without merit and is vigorously defending itself in this action. Because this action is in its early stages, the Company is unable to provide an estimate of the likelihood of an unfavorable outcome to the Company or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable, or if the Company incurs substantial legal fees in defending this action regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. The Company’s directors’ and officers’ insurance carriers have denied coverage in the class action and the Company filed suit against the carriers in December 2005 and August 2006.

In late 2002, MOSAID filed suit alleging that the Company was violating eleven of its DRAM-related U.S. patents. Subsequently, the Company sought a declaratory judgment that it did not violate these patents, MOSAID filed certain counterclaims, the Company won summary judgment with respect to most of these patents, and MOSAID alleged infringement of additional patents.

On June 14, 2006, the parties announced that they had settled all pending litigation and appeals, and the outstanding suit was subsequently dismissed with prejudice. As part of the settlement, Infineon and Qimonda have taken a worldwide license to the MOSAID patent portfolio (note 6).

Tessera Inc. filed a lawsuit in March 2005 alleging that some of the Company’s products were infringing five Tessera patents, and later amended its complaint to allege that the Company had violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus DRAM (“RDRAM”) chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips.

On August 1, 2006, Infineon and Qimonda entered into settlement agreements with Tessera Inc. in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and Qimonda raised against Tessera. As part of the settlement, Infineon and Qimonda have entered into license agreements with Tessera, effective July 1, 2006, that provide the companies world-wide, nonexclusive, non-transferable and non-sublicensable licenses to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon and Qimonda’s production. The license agreements will be effective until May 2012, when they will automatically expire unless the companies notify Tessera by November 2011 that they elect to extend the agreements for an additional five years until May 2017. Upon expiration of the extended term, if any, the companies’ licenses to use the patents covered by the licenses will become fully paid-up and perpetual.

Under the license agreements, Infineon and Qimonda paid Tessera $10 million and $40 million in license fees in August 2006, respectively, and will pay additional royalty payments over a six-year period based on the volume of components Infineon and Qimonda sell that are subject to the licenses. In the event the companies elect to extend the agreements past their initial term, they will continue to pay royalties at 50% of the rates agreed to for the initial term of the license agreements. Pursuant to the contribution agreement Qimonda entered into with Infineon, Qimonda is required to indemnify Infineon with respect to 80% of the court costs and legal fees that Infineon faces in respect of the Tessera suits (note 6).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Accruals and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of September 30, 2006, the Company had accrued liabilities in the amount of €139 related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.

Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2006(1),(2):

	Payments Due by Period
		Less than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

Contractual commitments:
Operating lease payments	959	104	91	85	66	64	549
Unconditional purchase commitments	1,396	1,171	153	25	15	11	21
Other long-term commitments	132	66	66	—	—	—	—

Total Commitments	2,487	1,341	310	110	81	75	570

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not accurately quantifiable at September 30, 2006. Purchases under these arrangements aggregated €1,204 for the year ended September 30, 2006.

In December 2002, the Company and Semiconductor Manufacturing International Corporation (“SMIC”) entered into a technology transfer and capacity reservation agreement. In exchange for the technology transfer, SMIC will reserve specified capacity over a five-year period, with product purchases based on a market price formula. In 2004 the parties amended their agreement to include next generation technology.

On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (“CSVC”) for the construction of a back-end manufacturing facility in the People’s Republic of China. The capital invested by CSVC earns an annual return and has a liquidation

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

preference. All accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has consolidated 100% of the results of operations of the joint venture from inception.

The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers for the manufacturing and testing of semiconductor products. These agreements generally are greater than one year in duration and are renewable. Under the terms of these agreements, the Company has agreed to purchase a portion of their production output based, in part, on market prices.

Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices.

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2006(1):

	Expirations by Period
		Less than	1-2	2-3	3-4	4-5	After
	Total	1 year	years	years	years	years	5 years

Maximum potential future payments:
Guarantees(2)	198	6	20	12	—	14	146
Contingent government grants(3)	548	156	129	36	55	27	145

Total contingencies	746	162	149	48	55	41	291

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings, and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

The Company has guarantees outstanding to external parties of €198 as of September 30, 2006. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of September 30, 2006, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,503, of which €1,340 relates to convertible notes issued.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2006, a maximum of €548 of these subsidies could be refundable.

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 financial year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which was included in restricted cash as of

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

September 30, 2006. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition.

A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2006 is as follows:

2006

Balance as of September 30, 2005	50
Accrued during the year, net	39
Settled during the year	(38)

Balance as of September 30, 2006	51

34.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

The Company’s new organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into a stand-alone legal company called Qimonda AG. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments.

The Company operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial & Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out the Other Operating Segments for the 2005 and 2006 financial years include net sales that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales. For the 2004 financial year, the Infineon 200-millimeter production facility in Dresden was part of the Qimonda organization.

The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). Each of the segments has a segment manager reporting directly to the Chief Executive Officer and Chief Financial Officer, who have been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and EBIT. The CODM does not review asset information by segment nor does he evaluate the segments on these criteria on a regular basis, except that the CODM is provided information regarding certain inventories on an operating segment basis. The Company does, however, allocate depreciation expense to the operating segments

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

based on production volume and product mix using standard costs. Information with respect to the Company’s operating segments follows:

Automotive, Industrial & Multimarket

The Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, and applications with customer-specific product requirements.

Communication Solutions

The Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications.

Qimonda

Qimonda designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level.

Other Operating Segments

Remaining activities for certain product lines that have been disposed of, as well as other business activities, are included in the Other Operating Segments.

Selected segment data for the years ended September 30, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Net sales:
Automotive, Industrial & Multimarket	2,540	2,516	2,839
Communication Solutions	1,689	1,391	1,205
Other Operating Segments(1)	16	285	310
Corporate and Eliminations(2)	(58)	(258)	(240)

Subtotal	4,187	3,934	4,114

Qimonda	3,008	2,825	3,815

Infineon Group	7,195	6,759	7,929

(1)	Includes inter-segment sales of €273 and €256 for financial years ended September 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(2)	Includes the elimination of inter-segment sales of €273 and €256 for financial years ended September 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

	2004	2005	2006

EBIT:
Automotive, Industrial & Multimarket	252	134	246
Communication Solutions	(44)	(295)	(231)
Other Operating Segments	(75)	4	4
Corporate and Eliminations	(39)	(137)	(236)

Subtotal	94	(294)	(217)

Qimonda(1)	162	111	202

Infineon Group	256	(183)	(15)

(1)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

	2004	2005	2006

Depreciation and Amortization:
Automotive, Industrial &
Multimarket	370	431	411
Communication Solutions	192	309	246
Other Operating Segments	6	48	45
Corporate and Eliminations	—	—	—

Subtotal	568	788	702

Qimonda	752	528	703

Infineon Group	1,320	1,316	1,405

	2004	2005	2006

Equity in earnings (losses) of Associated Companies:
Automotive, Industrial & Multimarket	—	—	—
Communication Solutions	5	4	(2)
Other Operating Segments	(4)	(2)	—
Corporate and Eliminations	1	10	—

Subtotal	2	12	(2)

Qimonda	(16)	45	80

Infineon Group	(14)	57	78

	2004	2005	2006

Inventories:
Automotive, Industrial & Multimarket	359	336	365
Communication Solutions	232	201	214
Other Operating Segments	1	1	1
Corporate and Eliminations	—	—	—

Subtotal	592	538	580

Qimonda	368	484	622

Infineon Group	960	1,022	1,202

	2005	2006

Goodwill:
Automotive, Industrial & Multimarket	—	—
Communication Solutions	27	22
Other Operating Segments	8	6
Corporate and Eliminations	2	1

Subtotal	37	29

Qimonda	88	72

Infineon Group	125	101

As of September 30, 2004, raw material and work-in-process of certain common logic production front-end facilities, and work-in-process of the common back-end facilities, were not under the direct control or responsibility of any of the operating segment managers, but rather of the site management. The site management was responsible for the execution of the production schedule, volume and units. Accordingly, this inventory was not attributed to any operating segment, but was included in the corporate and eliminations segment. Only unstarted wafers of the back-end facilities (“chip stock”) and finished goods were attributable to the operating segments and included in the segment information reported to the CODM. As of September 30, 2005 and 2006, all inventories were attributed to the respective operating segment, since they were under the direct control and responsibility of the respective operating segment managers. Prior periods have been reclassified to conform to the current year presentation.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Certain items are included in corporate and eliminations and are not allocated to the logic segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in corporate and eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and eliminations. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in corporate and eliminations. Significant components of corporate and elimination EBIT for the years ended September 30, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Corporate and Eliminations:
Unabsorbed excess capacity costs	(35)	(12)	(33)
Restructuring charges	(17)	(78)	(23)
Stock-based compensation expense	—	—	(25)
Other, net(1)	13	(47)	(155)

Total	(39)	(137)	(236)

(1)	Includes aggregate charges of approximately €80 in the 2006 financial year incurred primarily in connection with the formation of Qimonda, the dilution of the Company’s interest in Qimonda following its IPO, as well as the Company’s sale of Qimonda shares upon exercise of the underwriters’ over-allotment option.

The following is a summary of net sales and of property, plant and equipment by geographic area for the years ended September 30:

	2004	2005	2006

Net sales:
Germany	1,675	1,354	1,327
Other Europe	1,263	1,210	1,360
North America	1,524	1,504	2,126
Asia-Pacific	2,263	2,223	2,498
Japan	364	332	461
Other	106	136	157

Total	7,195	6,759	7,929

	2004	2005	2006

Property, plant and equipment:
Germany	1,962	1,625	1,279
Other Europe	514	516	638
North America	619	1,093	1,105
Asia-Pacific	490	515	737
Japan	1	2	4
Other	1	—	1

Total	3,587	3,751	3,764

Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 8.

Except for sales to Siemens, which are discussed in note 29, no single customer accounted for more than 10% of the Company’s sales during the financial years ended September 30, 2004 and 2005. Sales to Siemens were made primarily by the logic segments. No single customer accounted for more than 10% of the Company’s sales during the financial year ended September 30, 2006.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.

For the financial years ended September 30, 2004, 2005 and 2006, EBIT is determined as follows from the consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

Year ending September 30	2004	2005	2006

Net (loss) income	61	(312)	(268)
Adjust: Income tax expense	154	120	161
Interest expense, net	41	9	92

EBIT	256	(183)	(15)

35.	Subsequent Events

During October 2006, following the insolvency of one of the Company’s largest mobile phone customers, BenQ Mobile GmbH & Co OHG, Infineon announced restructuring plans to downsize its workforce. As part of the restructuring, it is expected that a total of approximately 400 employees will be terminated worldwide, thereof almost 200 employees in the German locations of Munich, Salzgitter and Nuremberg. The Company anticipates that the planned restructuring will result in charges of approximately €30 during the first quarter of the 2007 financial year, although the exact amount of the restructuring charges can not be estimated at this time due to the early stage of the negotiations with works councils.

In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon holds shares in Inotera in trust for Qimonda until the shares can legally be transferred. This trust agreement provides for Infineon to transfer the shares to Qimonda as and when Infineon receives an exemption from the statutory lock-up. During October 2006, the Taiwanese authorities granted an exemption to the Company to transfer the shares, which is expected to be finalized during the three months ending December 31, 2006.

On October 11, 2006, the plaintiffs filed a second amended complaint in the U.S. securities class action litigation in the Northern District of California. The Company’s claim against one D&O insurance carrier was dismissed on November 13, 2006. The Company intends to file an appeal against this decision (see note 33).

On October 23, 2006, the action filed on July 13, 2006 by the New York state attorney general in the U.S. District Court for the Southern District of New York case was made part of the MDL proceeding pending in the Northern District of California (see note 33).

The settlement agreement with counsel to the Direct U.S. Purchaser Class was approved by the U.S. District Court for the Northern District of California in the hearing held on November 1, 2006 (see note 33).

In November 2006, Qimonda sold its investment in Ramtron through a private placement. As a result of the sale, Qimonda expects to record a gain of €3 during the three months ending December 31, 2006.

Additional Information

Additional Information to the U.S. GAAP consolidated financial statements pursuant to the German Commercial Code Implementation Act (“Einführungsgesetz zum HGB-EGHGB”), Article 58, paragraph 5

The Company has prepared consolidated financial statements and a group management report for the financial year ended September 30, 2006 in accordance with the German Commercial Code (the “Statutory Report”). The Company has elected to prepare its financial information on the basis of U.S. GAAP in compliance with the requirements of the German Commercial Code. The Statutory Report includes the Consolidated Financial Statements and Notes to the Consolidated Financial Statements, Supplemental Disclosures, and Group Management Report.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Significant Differences between German GAAP and U.S. GAAP

Introduction

Infineon Technologies AG, as a German parent company, is subject to the German Commercial Code (“Handelsgesetzbuch”, or “HGB”), which principally requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations (“German GAAP”). The German Commercial Code (“Handelsgesetzbuch” or “HGB”) requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations (“German GAAP”). Pursuant to the German Commercial Code Implementation Act (“Einführungsgesetz zum HGB-EGHGB”), Article 58, paragraph 5, the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein. The following is a description of the significant differences between German GAAP and U.S. GAAP. Additionally, as a U.S. listed entity, the Company must adhere to certain accounting and reporting requirements as prescribed by the U.S. Securities and Exchange Commission (“SEC”).

Fundamental Differences

The fundamental difference between German GAAP and U.S. GAAP is that they are based on different concepts. The emphasis of U.S. GAAP is to provide all relevant information to investors in order to facilitate future investment decisions. German GAAP is oriented towards the protection of creditors placing emphasis on the prudence concept.

Basis of Consolidation

Under German GAAP as well as under U.S. GAAP, investments in companies in which an ownership interest of 20% or more is held and that are not controlled are accounted for using the equity method of accounting. Other equity investments in which an ownership interest of less than 20% is held are recorded at cost. The effects of all significant intercompany transactions are eliminated. In addition, under U.S. GAAP, as opposed to German GAAP, companies are required to evaluate relationships with entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”, and to assess whether they the primary beneficiary of such entities. If the determination is made that a company is the primary beneficiary, then that entity is included in the consolidated financial statements of the company for U.S. GAAP purposes.

Financial Statement Presentation

The balance sheet presentation under U.S. GAAP is based on the planned realization of assets and the maturity of liabilities in the normal course of business. The balance sheet presentation under German GAAP is principally defined in HGB section 266, and is based on the enterprise’s planned holding time for the respective asset, liability or equity.

Revenue Recognition

Revenue recognition is generally the same under German and U.S. GAAP, whereby revenue is recognized when realized and earned. Differences in the timing of recognition can exist in transactions when the Company retains on-going financial, operational or performance commitments or the contractual amounts are not objectively verifiable.

Marketable Securities

Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or fair market value as of the balance sheet date. Under U.S. GAAP, the Company’s marketable securities are classified as available for sale and valued at fair market value as of the balance sheet date. Unrealized gains and losses are reported in other comprehensive income net of deferred taxes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Inventories

Inventory valuation is based on manufacturing costs under both German and U.S. GAAP. Manufacturing costs under U.S. GAAP are defined as production costs on a full absorption basis, whereby manufacturing overhead is included together with material and other direct manufacturing costs. Under German GAAP certain overhead costs can be excluded from the valuation of inventory.

Goodwill

Under U.S. GAAP, pursuant to SFAS No. 141, “Business Combinations”, in connection with SFAS No. 142, “Goodwill and other Intangible Assets”, goodwill arising from business combinations accounted for as a purchase after June 30, 2001 is no longer amortized, but rather tested for impairment at the reporting unit level at least annually. Under German GAAP, such goodwill is amortized over four years or its estimated useful life, whichever is shorter.

In-process Research and Development

Under German GAAP, in-process research and development projects acquired in a business combination are not specifically identified but rather included as part of goodwill. Under U.S. GAAP, acquired in-process research and development is specifically identified, valued and charged to expense at the date of acquisition.

Derivative Financial Instruments

Under German GAAP, derivative financial instruments are not recorded on the balance sheet. Unrealized gains are not recognized whereas unrealized losses are accrued for. Under U.S. GAAP derivative financial instruments are recorded on the balance sheet at their fair value. Changes in fair value are recorded in results of operations or other comprehensive income, depending on whether the derivative financial instrument is designated as part of a hedge transaction and on the type of hedge transaction.

Deferred Taxes

The main difference in accounting for deferred taxes relates to the fact that under German GAAP, deferred tax assets are not recorded for net operating losses. Under U.S. GAAP, deferred tax assets are recorded for net operating losses and a valuation allowance is established when it is deemed “more likely than not” that the deferred tax asset will not be realized.

Pension and other post-retirement Obligations

Under U.S. GAAP, pension obligations are recognized based on the projected benefit obligation using the projected unit credit method. This is also permitted under German GAAP.

Furthermore different interest rates are used for the evaluation of accrued liabilities.

Under U.S. GAAP, establishing and funding a trust, independent of the Company, results under certain conditions in a corresponding reduction in pension obligations from the balance sheet. Under German GAAP, pension assets and obligations are recorded gross on the balance sheet until such obligations are legally settled.

Stock-based Compensation

Through October 1, 2005, the Company recorded stock-based compensation expense under German GAAP for the excess of the trading price of the Company’s stock and the exercise price of the stock-option instrument. Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) “Share-based Payment”. Accordingly, for U.S. GAAP purposes stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Under German GAAP, in accordance with section 272 paragraph 2 No. 2 HGB, the fair value of the awards as determined under SFAS 123 (revised 2004) is recorded at date of grant within additional paid-in capital, and compensation

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

cost is recognized as expense over the period during which the employee is required to provide service in exchange for the award.

Equity Offering Costs

Under German GAAP, direct costs incurred in connection with equity offerings are expensed, while under U.S. GAAP such costs are recorded as additional paid in capital.

Accrued Liabilities

Under German GAAP, certain costs can be accrued for anticipated future events under certain circumstances. Under U.S. GAAP, recognition of an accrued liability represents an existing obligation to third parties and must meet very specific recognition criteria.

Foreign Currency Translation

Under German GAAP, foreign currency denominated assets and liabilities are recorded at the spot rate on the transaction date, with only unrealized losses reflected in results of operations at the balance sheet date. Under U.S. GAAP foreign currency denominated assets and liabilities are translated at the spot rate at the balance sheet date, with both unrealized gains and losses reflected in results of operations. As of September 30, 2005 and 2006, the Company has also denominated current positions at the balance sheet using the spot rate for German GAAP purposes.

Grants Subsidies

Under German GAAP, non-taxable investment subsidies and interest subsidies can be recognized in results of operations when received. Under U.S. GAAP, these amounts are deferred and recognized in results of operations during the periods over which the related expense is incurred.

Depreciation on Property, Plant and Equipment

Under US GAAP, depreciation on property, plant and equipment is based on the estimated economic useful life of the asset. Under German GAAP, depreciation on property, plant and equipment is predominantly based on the depreciation rate used for tax purposes.

Equity Method Accounting

Under German GAAP, consolidated financial statements could include the equity in earnings of associated companies accounted for pursuant to local accounting principles. Under U.S. GAAP, equity in earnings is determined pursuant to U.S. GAAP.

Gain on Associated Company Share Issuance

Under German GAAP, a capital increase of an associated company which increases the proportional valuation of the Company’s investment is reflected in results of operations. Under U.S. GAAP and specific SEC regulations, statement of operations recognition is subject to additional criteria, which, if not met, requires recognition as an adjustment to shareholders’ equity.

Minority Interest

Under German GAAP, the consideration of minority interest within the first consolidation and the allocation of the investor’s share of the results of operations of the investee, is based on the legal ownership percentage. Under U.S. GAAP the consolidation of minority interest is based on economic interests in the investee and therefore the accounting for minority interest can differ under German GAAP from U.S. GAAP.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Application of Exception Regulations

Pursuant to HGB section 264a, partnerships, where unlimited liability is not held by a natural person, or another partnership with a natural person as the unlimited liability partner, are required to prepare financial statements similar to a limited liability corporation.

For the following companies:

>	Qimonda Dresden GmbH & Co. OHG, Dresden

>	Infineon Technologies Dresden GmbH & Co. OHG, Dresden, and

>	Infineon Technologies Immobilien Regensburg GmbH & Co. KG, Regensburg

The Company utilizes the exception pursuant to HGB section 264b, requiring these partnerships to prepare separate financial statements, because they are included in the consolidated financial statements of the holding company and such consolidated financial statements are registered with the trade register of the respective partnership.

Pursuant to HGB section 264 par. 3, the Company also utilizes the exception from preparing separate financial statements due to a profit-transfer agreement of the following companies:

>	COMNEON GmbH, Nuremberg

>	Infineon Technologies Finance GmbH, Munich

Pursuant to HGB section 291 par. 1, the Company also utilizes the exception from preparing separate consolidated financial statements of Qimonda AG, Munich, due to the fact, that it is a subsidiary of parent company, which prepares separate financial statements.

Information pursuant to Section 160 Section 1 No. 8 Corporate Act (AktG)

Brandes Investment Partners L.P. informed the Company, by letter dated March 9, 2006, that its share of the voting rights of Infineon Technologies AG exceeded the 5% threshold on March 7, 2006. Its interest in voting rights amounted to 5.13%, equalling 24,103,296 American Depositary Receipts and 14,268,400 ordinary shares of the Company. All voting rights are imputable to Brandes Investment Partners L.P. according to WpHG section 22 par. 1 sentence 1 No. 6.

Dodge & Cox Investment Managers informed the Company, by letter dated April 11, 2006, that the share of the voting rights of Infineon Technologies AG held by Dodge & Cox International Stock Fund, a Delaware statutory trust and an investment company registered under the U.S. Investment Company Act of 1940, exceeded the 5% threshold on April 10, 2006. The interest in voting rights amounted to 5.07%, equalling 37,927,800 shares representing the same number of voting rights. All voting rights are imputable to Dodge & Cox Investment Managers according to WpHG section 22 par. 1 sentence 1 No. 6.

Dodge & Cox Investment Managers informed the Company, by letter dated April 24, 2006, that their share of the voting rights of Infineon Technologies AG exceeded the 5% threshold on April 10, 2006. The interest in voting rights amounted to 5.07%, equalling 37,927,800 shares representing the same number of voting rights. All voting rights are imputable to Dodge & Cox Investment Managers according to WpHG section 22 par. 1 sentence 1 No. 6.

Siemens AG, Berlin and Munich, Germany, informed the Company, by letter dated April 4, 2006, that their share of the voting rights of Infineon Technologies AG fell below the thresholds of 5% and 10% on April 3, 2006. Their new interest in voting rights would amount to 0.00%, equalling 0 shares representing the same number of voting rights.

The Capital Group International Inc., Los Angeles, USA, informed the Company, by letter dated June 14, 2006, that their share of the voting rights of Infineon Technologies AG fell below the threshold of 5% on June 7, 2006. Their new interest in voting rights amounted to 4.949%, representing 36,995,392 shares. The voting rights were attributable to the Capital Group International Inc. pursuant section 22 (1) 1 No. 6 in connection with section 22 (1) 2 and 3 WpHG.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Capital Group Companies Inc., Los Angeles, USA, informed the Company, by letter dated June 8, 2006, that their share of the voting rights of Infineon Technologies AG fell below the threshold of 5% on June 7, 2006. Their new interest in voting rights amounted to 4.949%, representing 36,995,392 shares. The voting rights were attributable to the Capital Group Companies Inc. pursuant section 22 (1) 1 No. 6 in connection with section 22 (1) 2 and 3 WpHG.

Information pursuant Section 6.6 German Corporate Governance

On August 14, 2006, Dr. Wolfgang Ziebart, chairman of the management board of the Company, purchased 20,000 shares of the Company at a price of €8.39 per share.

Information pursuant to Section 161 Corporate Act (AktG)

The compliance declaration prescribed by section 161 AktG was submitted on November 17, 2005 and made available to the shareholders on a continuous basis via the internet.

Accounting fees pursuant section 314 paragraph 1 No. 9 HGB

Principal Accountant Fees and Services

Year-end Audit Fees. In the 2006 financial year, the audit fees charged by KPMG, the Company’s independent auditors, amounted to €4.0 million (thereof €2.3 million charged by the auditor engaged to audit the consolidated financial statements) in connection with professional services rendered for the annual audit of the Company’s consolidated financial statements, including the audit of internal control over financial reporting as required for the 2006 financial year, as well as services normally provided by them in connection with statutory and regulatory filings or other compliance engagements.

Other Audit Fees

In addition to the amounts described above, KPMG charged the Company an aggregate of €2.9 million (thereof €2.2 million charged by the auditor engaged to audit the consolidated financial statements) in the 2006 financial year for other audit services. These services consisted of the carve-out audit of Qimonda and quarterly reviews.

Tax Fees

In addition to the amounts described above, KPMG charged the Company an aggregate of €0.1 million (thereof €0.0 million charged by the auditor engaged to audit the consolidated financial statements) in the 2006 financial year for professional services related primarily to tax compliance.

Other Fees

Fees of €1.4 million (thereof €0.9 million charged by the auditor engaged to audit the consolidated financial statements) were charged by KPMG in the 2006 financial year for other services. These services consisted of transaction and accounting advisory services, IT system audits, the review of internal controls over financial reporting for the 2005 financial year and services related to the transition to IFRS.

Management Board and Supervisory Board

The Executive Committee of the Supervisory Board is responsible for determining the compensation of members of our Management Board. Such compensation reflects our company’s size and global orientation, its financial position, and the level and structure of management compensation at comparable companies in and outside Germany. In addition, the compensation reflects each member’s responsibilities and contributions. In particular, this compensation consists of the following principal components:

>	An annual base salary, which is paid out partly in 12 monthly installments and partly at the beginning of the following financial year, net of statutory deductions.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

>	An annual variable bonus, which is based on several success related measures. In the 2006 financial year, this was linked to the “return on capital employed”, which we define as earnings after taxes, adjusted for non-ordinary items, divided by capital employed. By this means we seek to assure that bonuses are only payable in the event of positive business progress. The bonus is paid out after the financial year end. In addition to this bonus, the employment agreements of the members of the Management Board provide for the award of extraordinary bonuses for special services rendered. Wolfgang Ziebart and Kin Wah Loh each received an extraordinary bonus of €100,000 in the 2006 financial year for special services rendered in the 2005 financial year.

>	Stock options, which were granted under the terms of our 2001 plan (prior to the adoption of our new 2006 plan by our shareholders in February 2006), and which serve as a form of long-term incentive compensation with a risk component. Half of the options granted vest after two years, 25% after three years and 25% after four years. The options are exercisable until December 12, 2012 at an exercise price of €8.20 per share. The fair value of the options on the date of grant was €3.19 per share, based on the Black-Scholes valuation model.

The following table outlines the gross cash compensation of the members of our Management Board for the 2006 financial year:

	Base Compensation in €
	Base Salary						Incentive Compensation
	Amount paid		Amount paid		Additional
	in monthly		after fiscal		Compen			Total
Member	installments		year end		sation(1)		Bonus(2)	compensation

Dr. Wolfgang Ziebart	800,000		800,000		35,563		100,000	1,735,563
Peter Bauer	360,000		540,000		16,438		—	916,438
Prof. Dr. Hermann Eul	350,000		58,333	(3)	9,058		—	417,391
Peter J. Fischl	400,000		600,000		30,379		—	1,030,379
Kin Wah Loh	243,750	(4)	450,000	(5)	111,769	(6)	100,000	905,519

Total	2,153,750		2,448,333		203,207		200,000	5,005,290

(1)	Generally consists of perquisites, including the provision of company cars and payment of insurance premiums.

(2)	During the 2005 financial year, our company established a provision for variable bonuses of the Management Board of €0.5 million, of which €0.3 million was released and €0.2 million was paid during the 2006 financial year. During the 2006 financial year, our company established a provision for variable bonuses of the Management Board of €0.8 million.

(3)	This amount includes the one time payment paid-out in the 2006 financial year for the 2005 financial year.

(4)	This amount includes prorated monthly installments until 15 April, 2006, the day on which Mr. Loh resigned from the Management Board.

(5)	This amount includes the one time payment paid-out in the 2006 financial year for the 2005 financial year and the prorated one time payment for the 2006 financial year.

(6)	One time payment to Mr. Loh in compensation for higher personal income tax rates caused by the length of his stay in Germany as compared to tax rates in Singapore where Mr. Loh is resident.

The following option grants were made to members of the Management Board during the 2006 financial year:

Number of Shares
Member	subject to options

Dr. Wolfgang Ziebart	160,000
Peter Bauer	80,000
Prof. Dr. Hermann Eul	80,000
Peter J. Fischl	80,000
Kin Wah Loh	80,000

Total	480,000

A total of €100,000 was paid to former members of the Management Board during the 2006 financial year. As of September 30, 2006, accrued pension liabilities for former members of the Management Board amounted to €16.0 million.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Supervisory Board

The compensation of the Supervisory Board is set out at Article 11 of our Articles of Association (Satzung), and consists of a base retainer of €25,000 per year (with the chairman receiving 200% of this amount and the deputy chairmen and each member of certain committees (excluding those required by law) receiving 150% of this amount). The aggregate cash compensation of the members of our Supervisory Board for the 2006 financial year was €0.6 million. The individual cash compensation of each member of the Supervisory Board is provided in the table of Supervisory Board members, below. In addition, the members of the Supervisory Board received a variable component consisting of the grant of 1,500 share appreciation rights per year, which are granted and may be exercised for cash under the same conditions as options granted under our then current long-term incentive plan. These share appreciation rights may only be settled in cash, not through the issuance of shares. Half of the rights vest after two years, 25% after three years and 25% after four years. The fair value of the rights on the date of grant was €3.19 per share, based on the Black-Scholes valuation model.

The members of our Management Board and Supervisory Board, as of September 30, 2006 are as follows:

MANAGEMENT BOARD

Name	Age	Term expires	Position on the Management Board and other positions during the year ended September 30, 2006

Dr. Wolfgang Ziebart	56	August 31, 2009	chairman, President and Chief Executive Officer
			Member of the Board of Directors of
			> Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China
			> Infineon Technologies Asia Pacific Pte, Ltd., Singapore
			> Infineon Technologies Japan K.K., Tokyo, Japan
			> Infineon Technologies North America Corp., Wilmington, Delaware, USA
Peter Bauer	46	September 30, 2008	Executive Vice President
			Member of the Supervisory Board of
			> Siemens VDO Automotive AG, Munich (until March 15, 2006)
			> Infineon Technologies Austria AG, Villach, Austria
			Deputy chairman of the Board of Directors of
			> Infineon Technologies Japan K.K., Tokyo, Japan (until May 18, 2006)
			Member of the Board of Directors of
			> Infineon Technologies Asia Pacific Pte., Ltd., Singapore (until May 8, 2006)
			> Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China (until May 8, 2006)
			> Infineon Technologies North America Corp., Wilmington, Delaware, USA (until March 31, 2006)
			> Infineon Technologies Savan Ltd., Netanya, Israel (until February 15, 2006)
Prof. Dr. Hermann Eul	47	July 31, 2008	Executive Vice President
			Member of the Supervisory Board of
			> 7Layers AG, Ratingen
			Member of the Board of Directors of
			> Infineon Technologies Asia Pacific Pte., Ltd., Singapore (until May 8, 2006)
			> Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China (until May 8, 2006)
Peter J. Fischl	60	May 31, 2008	Executive Vice President and Chief Financial Officer
			chairman of the Supervisory Board of
			> Qimonda AG, Munich
			> Infineon Technologies Austria AG, Villach, Austria
			Member of the Board of Directors of
			> Infineon Technologies Asia Pacific Pte., Ltd., Singapore
			> Infineon Technologies China Co., Ltd., Shanghai, People’s Republic of China
			> Infineon Technologies North America Corp., Wilmington, Delaware, USA
			> Infineon Technologies Japan K.K., Tokyo, Japan

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Name	Age	Term expires	Position on the Management Board and other positions during the year ended September 30, 2006

Resigned Members of the Management Board:
Kin Wah Loh	51		Executive Vice President until April 15, 2006 (resigned April 15, 2006)
			chairman of the Management Board of Qimonda AG (since April 15, 2006)
			Member of the Board of Directors of
			> Infineon Technologies Asia Pacific Pte, Ltd. Singapore (until May 8, 2006)
			> Infineon Technologies China Co, Ltd., Shanghai, People’s Republic of China (until May 8, 2006)
			> Infineon Technologies Japan K.K., Tokyo, Japan
			Director of
			> Accton Technologies Corp., Hsinchu, Taiwan, Republic of China (until June 8, 2006)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

SUPERVISORY BOARD

				External positions during the year ended
Name	Age	Term expires	Compensation(2)	September 30, 2006

Max Dietrich Kley	66	2010	€59,500	chairman
				Member of the Supervisory Board
				> BASF AG, Ludwigshafen
				chairman of the Supervisory Board
				> SGL Carbon AG, Wiesbaden
				Member of the Supervisory Board
				> Schott AG, Mainz
				> HeidelbergCement AG, Heidelberg
				> Bayerische Hypo- und Vereinsbank AG, Munich (until November 28, 2005)
				Member of the Board of Directors
				> UniCredit S.p.A., Milan, Italy (since January 11, 2006)
Klaus Luschtinetz(1)	63	2007	€44,625	Deputy chairman
				chairman of the Infineon central Works Council (until June 30, 2006)
Wigand Cramer(1) (since April 20,2006)	53	2009	€12,396	Labor union clerk of IG Metall, Berlin
Alfred Eibl(1)	57	2009	€35,948	Member of the Infineon Works Council, Munich
Prof. Johannes Feldmayer	50	2009	€29,750	Member of the Corporate Executive Committee
				> Siemens AG, Munich
				chairman of the Board of Administration
				> Siemens A.E., Athens, Greece
				chairman of the Supervisory Board
				> Siemens Rt. Budapest, Hungary
				> Siemens Sp. zo.o., Warsaw, Poland (since October 1, 2005)
				chairman of shareholders’ representatives
				> Siemens s.r.o., Prague, Czech Republic
				Deputy chairman of the Board of Administration
				> Siemens S.A., Madrid, Spain
				> Siemens S.p.A., Milan, Italy
				> Siemens Schweiz AG, Zurich, Switzerland
				Member of the Board of Administration
				> Siemens France S.A., Saint-Denis, France
				> Siemens A.S., Istanbul, Turkey
				> Siemens A.S., Copenhagen, Denmark
				Member of the Supervisory Board
				> Siemens Holdings plc, Bracknell, Great Britain
				> Siemens AB, Stockholm, Sweden
				> Siemens AG, Vienna, Austria
				> Exxon Mobil Central Europe Holding GmbH, Hamburg
Jakob Hauser(1)	54	2009	€35,948	chairman of the Works Council Qimonda AG
Dr. Stefan Jentzsch	45	2009	€29,750	Member of the Management Board
				> Bayerische Hypo- und Vereinsbank AG, Munich (until November 18, 2005)
				> Dresdner Bank AG, Frankfurt (since November 24, 2005)
				Member of the Supervisory Board
				> Premiere AG, Munich

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

				External positions during the year ended
Name	Age	Term expires	Compensation(2)	September 30, 2006

Prof. Dr. Renate Köcher	54	2009	€29,750	Managing Director
				> Institut für Demoskopie Allensbach
				Member of the Supervisory Board
				> Allianz AG, Munich
				> BASF AG, Ludwigshafen
				> MAN AG, Munich
Dr. Siegfried Luther (since February 16, 2006)	62	2010	€29,750	Managing Director > Reinhard Mohn Verwaltungs GmbH, Guetersloh
				Member of the Supervisory Board
				> Druck- und Verlagshaus Gruner & Jahr AG, Hamburg > WestLB AG, Duesseldorf/Muenster
				chairman of the Board
				> RTL Group S.A., Luxembourg
Michael Ruth(1)	46	2009	€29,750	Corporate Vice President Planning and Controlling
				> Infineon Technologies AG
				Representative of Senior Management
Gerd Schmidt(1)	52	2009	€29,750	chairman of the Infineon Works Council (since June 30, 2006) chairman of the Infineon Works Council, Regensburg
Prof. Dr. rer. nat	53	2009	€35,948	Professor at the Technical University Munich
Doris Schmitt-Landsiedel
Kerstin Schulzendorf(1)	44	2009	€29,750	Member of the Infineon Works Council, Dresden
Alexander Trüby(1)	36	2009	€35,948	Member of the Infineon Works Council, Dresden
Prof. Dr. rer. nat. Martin Winterkorn	59	2009	€44,625	chairman of the Management Board > Audi AG, Ingolstadt
				Member of the Management Board
				> Volkswagen AG, Wolfsburg
				Member of the Supervisory Boards
				> Salzgitter AG, Salzgitter
				> FC Bayern München AG, Munich
				> TÜV Süddeutschland Holding AG, Munich
				Member of the Board of Administration
				> SEAT S.A., Barcelona, Spain
				> Automobili Lamborghini Holding S.p.A., Sant’Agata Bolognese, Bologna, Italy
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	62	2009	€35,948	Member of the Corporate Executive Committee > Siemens AG, Munich
				Member of the Supervisory Board
				> Deutsche Messe AG, Hanover
				> BSH Bosch und Siemens Hausgeräte GmbH, Munich
				chairman of the Board of Administration
				> Siemens Ltd., Beijing, People’s Republic of China
				> Siemens K.K., Tokyo, Japan
				> Siemens S.A., Lisbon, Portugal
				> Siemens Ltd., Mumbai, India

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

				External positions during the year ended
Name	Age	Term expires	Compensation(2)	September 30, 2006

Resigned members of the Supervisory Board
Dr. Joachim Faber (resigned February 16, 2006)			€18,594	Member of the Management Board > Allianz AG, Munich
				chairman of Supervisory Board
				> Allianz Dresdner Global Investor Deutschland GmbH, Munich
				> DIT Deutscher Investment Trust Gesellschaft für Wertpapieranlagen mbH, Frankfurt
				Member of Supervisory Board
				> Bayerische Börse AG, Munich
				> AGF Assecurances Generales de France, Paris, France
				> ART Allianz Risk Transfer, Zurich, Switzerland
				> RAS Riunione Adriatica Sicurta S.p.A., Milan, Italy
Diplom-Physiker Dieter Scheitor(1) (resigned February 28, 2006)			€12,396	Head of the Electrical and Electronics Group of IG Metall, Frankfurt

(1)	Employee representative 2 Includes VAT

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

THE SUPERVISORY BOARD MAINTAINS THE FOLLOWING PRINCIPAL COMMITTEES

Executive Committee

Max Dietrich Kley
Klaus Luschtinetz
Prof. Dr. rer. nat. Martin Winterkorn

Investment, Finance and Audit Committee

Max Dietrich Kley
Dr. Joachim Faber (resigned February 16, 2006)
Dr. Siegfried Luther (since February 16, 2006)
Klaus Luschtinetz

Mediation Committee

Max Dietrich Kley
Klaus Luschtinetz
Alexander Trüby
Prof. Dr. rer. nat. Martin Winterkorn (since November 17, 2005)

Strategy and Technology Committee

Alfred Eibl
Jakob Hauser
Alexander Trüby
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel
Prof. Dr. rer. nat. Martin Winterkorn
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Significant Subsidiaries and Associated Companies

Name and location of company	Share in Capital

Infineon Group
Infineon Technologies Asia Pacific Pte. Ltd., Singapore	100%
Infineon Technologies Austria AG, Villach, Austria	100%
Infineon Technologies China Co. Ltd., Shanghai, People’s Republic of China	100%
Infineon Technologies Dresden GmbH & Co. OHG, Dresden, Germany	100%
Infineon Technologies Finance GmbH, Munich, Germany	100%
Infineon Technologies France S.A.S., Saint Denis, France	100%
Infineon Technologies Holding B.V., Rotterdam, The Netherlands	100%
Infineon Technologies Holding North America Inc., Wilmington, Delaware, USA	100%
Infineon Technologies Investment B.V., Rotterdam, The Netherlands	100%
Infineon Technologies Japan K.K., Tokyo, Japan	100%
Infineon Technologies North America Corp., Wilmington, Delaware, USA	100%
Infineon Technologies SensoNor AS, Horten, Norway	100%
Infineon Technologies (Advanced Logic) Sdn. Bhd., Malacca, Malaysia	100%
Infineon Technologies (Kulim) Sdn. Bhd., Kulim, Malaysia	100%
Infineon Technologies (Malaysia) Sdn. Bhd., Malacca, Malaysia	100%
ALTIS Semiconductor S.N.C., Essones, France	50%

Qimonda Group(1)
Qimonda AG, Munich, Germany	86%
Qimonda (Melaka) Sdn. Bhd., Malacca, Malaysia	86%
Qimonda Asia Pacific Pte. Ltd., Singapore	86%
Qimonda Dresden GmbH & Co. OHG, Dresden, Germany	86%
Qimonda Flash GmbH, Dresden, Germany	86%
Qimonda Holding B.V., Rotterdam, The Netherlands	86%
Qimonda North America Corp., Wilmington, Delaware, USA	86%
Qimonda Portugal S.A., Vila do Conde, Portugal	86%
Qimonda Richmond, LLC, Wilmington, Delaware, USA	86%
Qimonda Technologies (Suzhou) Co., Ltd., Suzhou, People’s Republic of China	39%
Inotera Memories Inc., Taoyan, Taiwan	31%

(1)	Ownership percentages are net of Qimonda’s minority interest.

The following auditor’s report, prepared in accordance with § 322 HGB [“Handelgesetzbuch”: “German Commercial Code”], refers to the complete consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of shareholder’s equity, and the consolidated statement of cash flows and the related notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2005 to September 30, 2006. The group management report is not included in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Supervisory Board of Infineon Technologies

We have audited the consolidated financial statements prepared by Infineon Technologies AG, Munich, comprising the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of shareholders’ equity, the consolidated statement of cash flows, and the related notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2005 to September 30, 2006. The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US-GAAP) and the group management report in accordance with the requirements of German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with accounting principles generally accepted in the United States of America and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

In addition, we confirm that the consolidated financial statements and the group management report for the business year from October 1, 2005 to September 30, 2006 satisfy the conditions required for the Company’s exemption from its duty to prepare consolidated financial statements in accordance with German law and the group management report.

Munich, Germany, November 15, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Hoyos                 Feege
Wirtschaftsprüfer     Wirtschaftsprüfer

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(PREPARED IN ACCORDANCE WITH IFRS)

AS OF AND FOR THE THREE AND SIX MONTHS
ENDED MARCH 31, 2009

INFINEON TECHNOLOGIES AG,

NEUBIBERG

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended March 31, 2008 and 2009
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Revenue	1,049	747	994
Cost of goods sold	(685)	(634)	(844)

Gross profit	364	113	150

Research and development expenses	(170)	(122)	(162)
Selling, general and administrative expenses	(134)	(110)	(146)
Other operating income	15	15	20
Other operating expense	(20)	(39)	(52)

Operating income (loss)	55	(143)	(190)

Financial income	13	21	28
Financial expense	(48)	(32)	(43)
Income from investments accounted for using the equity method, net	2	2	3

Income (loss) from continuing operations before income taxes	22	(152)	(202)

Income tax (expense) benefit	(11)	2	3

Income (loss) from continuing operations	11	(150)	(199)

Loss from discontinued operations, net of income taxes	(1,966)	(108)	(144)

Net loss	(1,955)	(258)	(343)

Attributable to:
Minority interests	(432)	(19)	(25)
Shareholders of Infineon Technologies AG	(1,523)	(239)	(318)
Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted earnings (loss) per share from continuing operations	0.01	(0.20)	(0.27)

Basic and diluted loss per share from discontinued operations	(2.04)	(0.12)	(0.16)

Basic and diluted loss per share	(2.03)	(0.32)	(0.43)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the six months ended March 31, 2008 and 2009
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Revenue	2,139	1,577	2,099
Cost of goods sold	(1,390)	(1,312)	(1,746)

Gross profit	749	265	353

Research and development expenses	(351)	(271)	(361)
Selling, general and administrative expenses	(270)	(222)	(295)
Other operating income	48	18	24
Other operating expense	(39)	(50)	(67)

Operating income (loss)	137	(260)	(346)

Financial income	31	81	108
Financial expense	(88)	(88)	(117)
Income from investments accounted for using the equity method, net	2	3	4

Income (loss) from continuing operations before income taxes	82	(264)	(351)

Income tax expense	(23)	(2)	(3)

Income (loss) from continuing operations	59	(266)	(354)

Loss from discontinued operations, net of income taxes	(2,543)	(396)	(527)

Net loss	(2,484)	(662)	(881)

Attributable to:
Minority interests	(552)	(49)	(65)
Shareholders of Infineon Technologies AG	(1,932)	(613)	(816)
Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted earnings (loss) per share from continuing operations	0.06	(0.36)	(0.48)

Basic and diluted loss per share from discontinued operations	(2.64)	(0.46)	(0.61)

Basic and diluted loss per share	(2.58)	(0.82)	(1.09)

See accompanying notes to the unaudited condensed consolidated financial statements

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2008 and March 31, 2009

	September 30,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	749	532	708
Available-for-sale financial assets	134	133	177
Trade and other receivables	799	518	689
Inventories	665	543	723
Income tax receivable	29	12	16
Other current financial assets	19	38	51
Other current assets	124	101	134
Assets classified as held for disposal	2,129	6	8

Total current assets	4,648	1,883	2,506

Property, plant and equipment	1,310	1,115	1,484
Goodwill and other intangible assets	443	425	565
Investments accounted for using the equity method	20	23	31
Deferred tax assets	400	403	536
Other financial assets	133	108	144
Other assets	28	20	27

Total assets	6,982	3,977	5,293

Liabilities and equity:
Current liabilities:
Short-term debt and current maturities of long-term debt	207	170	226
Trade and other payables	506	302	402
Current provisions	424	418	556
Income tax payable	87	94	125
Other current financial liabilities	63	73	97
Other current liabilities	263	183	244
Liabilities associated with assets classified as held for diposal	2,123	—	—

Total current liabilities	3,673	1,240	1,650

Long-term debt	963	816	1,086
Pension plans and similar commitments	43	37	49
Deferred tax liabilities	19	15	20
Long-term provisions	27	90	120
Other financial liabilities	20	3	4
Other liabilities	76	73	97

Total liabilities	4,821	2,274	3,026

Equity:
Shareholders’ equity:
Ordinary share capital	1,499	1,499	1,995
Additional paid-in capital	6,008	6,009	7,997
Accumulated deficit	(5,252)	(5,865)	(7,805)
Other components of equity	(164)	5	7

Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,648	2,194

Minority interests	70	55	73

Total equity	2,161	1,703	2,267

Total liabilities and equity	6,982	3,977	5,293

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Income and Expense Recognized in Equity (Unaudited)
For the six months ended March 31, 2008 and 2009

	March 31,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Net loss	(2,484)	(662)	(881)

Currency translation effects	(110)	196	261
Net change in fair value of available-for-sale financial assets	(10)	2	3
Net change in fair value of cash flow hedges	25	10	13

Net loss recognized directly in equity, net of tax	(95)	208	277

Total income and expense recognized in equity	(2,579)	(454)	(604)

Attributable to:
Minority interests	(576)	(10)	(13)
Shareholders of Infineon Technologies AG	(2,003)	(444)	(591)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the six months ended March 31, 2008 and 2009

	March 31,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Net loss	(2,484)	(662)	(881)
Less: net loss from discontinued operations	2,543	396	527

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	287	282	375
Provision for doubtful accounts	(1)	(1)	(1)
Losses (gains) on sales of businesses and interests in subsidiaries	(28)	16	21
Losses on disposals of property, plant, and equipment	14	—	—
Income from investments accounted for using the equity method	(2)	(3)	(4)
Impairment charges	—	1	1
Stock-based compensation	3	1	1
Deferred income taxes	7	(1)	(1)
Changes in operating assets and liabilities:
Trade and other receivables	9	161	214
Inventories	(31)	124	165
Other current assets	(28)	(21)	(28)
Trade and other payables	(123)	(196)	(261)
Provisions	(56)	(113)	(150)
Other current liabilities	6	(68)	(90)
Other assets and liabilities	28	(4)	(5)
Interest received	14	15	20
Interest paid	(13)	(11)	(15)
Income tax received	4	19	25

Net cash provided by (used in) operating activities from continuing operations	149	(65)	(87)

Net cash used in operating activities from discontinued operations	(270)	(398)	(530)

Net cash used in operating activities	(121)	(463)	(617)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(497)	—	—
Proceeds from sales of available-for-sale financial assets	80	10	13
Proceeds from sales of businesses and interests in subsidiaries	36	4	5
Business acquisitions, net of cash acquired	(321)	13	17
Purchases of intangible assets, and other assets	(26)	(22)	(29)
Purchases of property, plant and equipment	(170)	(69)	(92)
Proceeds from sales of property, plant and equipment, and other assets	4	95	127

Net cash (used in) provided by investing activities from continuing operations	(894)	31	41

Net cash provided by (used in) investing activities from discontinued operations	(127)	21	28

Net cash used in investing activities	(1,021)	52	69

Cash flows from financing activities:
Net change in short-term debt	(68)	13	17
Net change in related party financial receivables and payables	(8)	(1)	(1)
Proceeds from issuance of long-term debt	107	1	1
Principal repayments of long-term debt	(52)	(182)	(241)
Dividend payments to minority interests	(76)	(6)	(8)
Capital contribution	—	(5)	(7)

Net cash used in financing activities from continuing operations	(97)	(180)	(239)

Net cash provided by (used in) financing activities from discontinued operations	200	(40)	(53)

Net cash provided by (used in) financing activities	103	(220)	(292)

Net decrease in cash and cash equivalents	(1,039)	(631)	(840)
Effect of foreign exchange rate changes on cash and cash equivalents	(14)	(7)	(9)
Cash and cash equivalents at beginning of period	1,809	1,170	1,557
Cash and cash equivalents at end of period	756	532	708
Less: Cash and cash equivalents at end of period from discontinued operations	529	—	—

Cash and cash equivalents at end of period from continuing operations	227	532	708

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
Condensed Consolidated Changes in Equity (Unaudited)
For the six months ended March 31, 2008 and 2009
(in millions of euro, except for share data)

					Foreign	Unrealized	Unrealized	Total equity
	Issued		Additional		currency	gain (loss)	gain (loss) on	attributable to
	Ordinary shares		paid-in	Accumulated	translation	on	cash flow	shareholders of	Minority	Total
	Shares	Amount	capital	deficit	adjustment	securities	hedge	Infineon AG	interests	equity
Balance as of October 1, 2007	749,728,635	1,499	6,002	(2,328)	(106)	(6)	(17)	5,044	960	6,004

Total income and expense recognized in equity	—	—	—	(1,932)	(87)	(9)	25	(2,003)	(576)	(2,579)

Issuance of ordinary shares:
Exercise of stock options	13,450	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	4	—	—	—	—	4	—	4
Other changes in equity		—	—	—	—	—	—	—	(76)	(76)

Balance as of March 31, 2008	749,742,085	1,499	6,006	(4,260)	(193)	(15)	8	3,045	308	3,353

Balance as of October 1, 2008	749,742,085	1,499	6,008	(5,252)	(142)	(3)	(19)	2,091	70	2,161

Total income and expense recognized in equity	—	—	—	(613)	157	2	10	(444)	(10)	(454)

Share-based compensation	—	—	2	—	—	—	—	2	—	2
Other changes in equity	—	—	(1)	—	—	—	—	(1)	(5)	(6)

Balance as of March 31, 2009	749,742,085	1,499	6,009	(5,865)	15	(1)	(9)	1,648	55	1,703

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.  Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three and six months ended March 31, 2008 and 2009, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”). The accompanying condensed consolidated financial statements also comply with IFRS as issued by the IASB. The accompanying condensed consolidated financial statements have been prepared in compliance with IAS 34 “Interim financial reporting”. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2008 was derived from audited financial statements, it does not include all disclosures required by IFRS. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements prepared in accordance with IFRS, as adopted by the EU as of and for the period ended September 30, 2008. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2008 (see note 2).

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying condensed consolidated balance sheet as of March 31, 2009, and the condensed consolidated statements of operations for the three and six months then ended, and the condensed consolidated statements of income and expense recognized in equity for the six months then ended, as well as the condensed consolidated statement of cash flows for the six months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.3308, the European Central Bank reference rate on March 31, 2009.

Certain amounts in the prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation. Effective October 1, 2008, the Company reorganized its core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications.

2.	Standards and Interpretations Issued but Not Yet Adopted

In September 2007, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements”. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised IAS 1 resulted in consequential amendments to other statements and interpretations. The revision of IAS 1 will be effective for the Company for the fiscal year beginning October 1, 2009, with early adoption permitted. The EU has endorsed the amendment to IAS 1. The Company is currently evaluating the potential effects of IAS 1.

In January 2008, the IASB published the amended standards IFRS 3, “Business Combinations”, (“IFRS 3 (2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 (2008)”). Neither standard has been endorsed by the EU yet.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non-controlling interests may be measured at their fair value (full-goodwill-

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as for those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

The amended standards are effective for business combinations for the Company for the fiscal year beginning October 1, 2009. The Company is currently evaluating the potential effects of IFRS 3 (2008) and IAS 27 (2008).

3.	Acquisitions

On July 31, 2007, the Company acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for cash consideration of €45 million. The purchase price was subject to an upward or downward contingent consideration adjustment of up to $16 million, based on negotiated revenue targets of the CPE business. Due to the failure to achieve the negotiated revenue targets of the CPE business during the nine months following the acquisition date, the cash consideration has been adjusted downward by an amount of €13 million, and the amount of €13 million was reimbursed by TI. Accordingly, the Company allocated the adjustment of the purchase price to goodwill.

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €316 million ($450 million) plus transaction costs. As part of the acquisition, an amount of €14 million was allocated to purchased in-process research and development based on discounted estimated future cash flows over the respective estimated useful life. During the three months ended December 31, 2007, this amount was expensed as other operating expense, because there was no future economic benefit from its use or disposal. The purchase price was subject to a contingent performance-based payment of up to $50 million based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. Due to the lower revenues during the measurement period, no performance-based payment has been paid.

On April 28, 2008, the Company acquired Primarion Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. As a result of a lawsuit filed against Primarion subsequent to the acquisition, the Company reassessed the estimated fair value of the liabilities assumed. The adjustment resulted in a decrease of the net assets acquired by €4 million with a corresponding increase in goodwill.

4.  Divestitures and Discontinued Operations

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €32 million which was recorded in other operating income during the fiscal year ended September 30, 2008. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Qimonda

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda. As a consequence, the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheet as of September 30, 2008. The results of Qimonda are reported as discontinued operations in the Company’s condensed consolidated statements of operations for all periods presented. In addition, the Company recorded after tax write-downs totaling €1,475 million during the 2008 fiscal year. Pursuant to IFRS 5, “Non- current Assets Held for Sale and Discontinued Operations”, the recognition of depreciation and amortization expense and impairments of long-lived asset recorded by Qimonda ceased as March 31, 2008.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, the Company deconsolidated Qimonda in accordance with IAS 27 “Consolidated and Separate Financial Statements” during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

The results presented for Qimonda until deconsolidation are based on preliminary results provided by Qimonda prior to the filing by Qimonda and Qimonda Dresden GmbH & Co. oHG for insolvency protection in the Munich Local Court on January 23, 2009, and were prepared on a going concern basis. Liquidation basis financial statements that would be required when the going concern assumption is not assured are not available from Qimonda. There can be no assurance that individually the assets and liabilities held for disposal would not be materially different if presented on a liquidation basis; however, as the net assets of Qimonda that are held for disposal are valued at the fair value less costs to sell, the net value presented in these condensed consolidated financial statements would not be impacted.

As a result of the deconsolidation, the Company recognized accumulated losses related to unrecognized currency translation effects related to Qimonda which are recorded in the Company’s shareholders’ equity in an amount of €100 million. The recognition of these accumulated losses has no impact on Infineon’s shareholders’ equity. As a result of the deconsolidation, the Company accounted for the retained interest in Qimonda of 77.5 percent as a financial asset, classified as an asset held for disposal.

Loss from discontinued operations, net of income taxes, for the six months ended March 31, 2008, includes the results of Qimonda and the recorded after tax write-downs totaling €1,442 million, in order to remeasure Qimonda to its estimated fair value less costs to sell as of March 31, 2008. Loss from discontinued operations, net of income taxes recognized during the six months ended March 31, 2009, includes the realization of currency translation effects, not included in the disposal group, from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”) of €88 million, the realization of accumulated losses related to unrecognized currency translation effects related to the deconsolidation of Qimonda in an amount of €100 million, and provisions and allowances of €203 million in connection with Qimonda’s insolvency. While these amounts relate to the Qimonda business they are not included in the assets and liabilities classified as held for disposal. The operating losses of Qimonda until deconsolidation, exclusive of depreciation, amortization and impairment of long-lived assets, in the first quarter of the 2009 fiscal year were offset by a partial reversal of €460 million of the write-downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less costs to sell. Such reversal was recorded due to the fact that Infineon has neither the obligation nor the intention to provide additional equity capital to fund the operating losses of Qimonda.

The commencement of insolvency proceedings by Qimonda exposed Infineon to potential liabilities and allowances arising in connection with the Qimonda business. Potential liabilities in connection with Qimonda’s insolvency filing include, among others, pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies. The Company recorded additional provisions and allowances of €195 million as of December 31, 2008 in this regard. In the three months ended March 31, 2009, the Company adjusted its initial recorded provisions and allowances by an additional €8 million. The recorded additional provisions and allowances as of March 31, 2009, relate to those issues which management believes are probable of occurring and can be estimated with reasonable accuracy at this time. These additional provisions and allowances were recognized in loss from discontinued operations, net of income taxes in the three and six months ended

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

March 31, 2009. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters.

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009(1)	2008	2009(1)
	(€ in millions)

Revenue	412	—	925	314
Costs and expenses	(932)	—	(2,014)	(867)
Reversal (write-down) of measurement to fair value less costs to sell	(1,442)	—	(1,442)	460
Expenses resulting from Qimonda’s application to open insolvency proceedings	—	(8)	—	(203)
Losses resulting from the realization from accumulated losses related to unrecognized currency translation effects upon deconsolidation	—	(100)	—	(100)

Loss from discontinued operations, before income taxes	(1,962)	(108)	(2,531)	(396)

Income tax expense	(4)	—	(12)	—

Loss from discontinued operations, net of income taxes	(1,966)	(108)	(2,543)	(396)

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations has been available for the period from January 1, 2009 to January 23, 2009, the date of the application to commence insolvency proceedings. Such information, however, would not have any impact on the Company’s condensed consolidated financial statements of operations.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Assets and liabilities held for disposal as of September 30, 2008, are primarily composed of the book values of Qimonda’s assets and liabilities. At September 30, 2008, and March 31, 2009, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Cash and cash equivalents	421	—
Trade accounts receivable, net	255	—
Inventories	289	3
Other current assets	376	—
Property, plant and equipment, net	2,059	3
Goodwill and other intangibles	76	—
Investments accounted for using the equity method	14	—
Deferred tax assets	59	—
Other assets	55	—

Subtotal	3,604	6

Write-down	(1,475)	—

Total assets classified as held for disposal	2,129	6

Short-term debt and current maturities of long-term debt	346	—
Trade accounts payable	592	—
Current provisions	220	—
Other current liabilities	300	—
Long-term debt	427	—
Pension plans and similar commitments	22	—
Deferred tax liabilities	16	—
Long-term provisions	25	—
Other liabilities	175	—

Total liabilities associated with assets held for disposal	2,123	—

Amounts recognized directly in equity relating to assets and liabilities classified as held for disposal	(158)	—

SensoNor Business

During the 2003 fiscal year the Company acquired SensoNor AS (“SensoNor”) for total cash consideration of €34 million. SensoNor develops, produces and markets tire pressure and acceleration sensors. On March 4, 2009, the Company sold the business, including property, plant and equipment, inventories, and pension liabilities, and transferred employees to a newly formed company called SensoNor Technologies AS for cash consideration of €4 million and 1 share. In addition, the Company granted a license for intellectual property and entered into a supply agreement through December 2011. The total consideration received was allocated to the elements of the transaction on a relative fair value basis. As a result, the Company realized losses before tax of €16 million which was recorded in other operating expense, including a provision of €8 million which will be recognized over the term of the supply agreement. The Company has business agreements with the new company to ensure a continued supply of the components to the Company’s tire pressure monitoring systems while the Company transfers production to its Villach site.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

5.	Restructuring

To address rising risks in the current market environment, adverse currency trends and below benchmark margins, the Company implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing costs reduction, value chain optimization, process efficiency, reorganization of the Company’s structure along its target markets, and reductions in workforce. Approximately 10 percent of Infineon worldwide workforce is expected to be impacted by IFX10+. During the first quarter of the 2009 fiscal year, and in light of continuing adverse developments in general economic conditions and in the industry, the Company identified significant further cost savings in addition to those originally anticipated.

During the six months ended March 31, 2008 and 2009, charges of €9 million and €6 million, respectively, were recognized.

The development of the restructuring liability during the six months ended March 31, 2009, was as follows:

				March 31,
	September 30, 2008	Restructuring		2009
	Liability	Charges, net	Payments	Liability
	(€ in millions)

Employee terminations	179	6	(85)	100
Other exit costs	10	—	(9)	1

Total	189	6	(94)	101

6.	Financial Income

The amount of financial income is as follows for the three and six months ended March 31, 2008 and 2009, respectively:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Interest income	13	17	28	66
Valuation changes and gains on sales	—	—	3	—
Other financial income	—	4	—	15

Total	13	21	31	81

Interest income for the three and six months ended March 31, 2009, includes a net gain before tax of €12 million and €48 million, respectively, as a result of the repurchased notional amounts of the subordinated exchangeable notes due 2010 and convertible subordinated notes due 2010 (see note 13).

7.	Financial Expense

The amount of financial expense is as follows for the three and six months ended March 31, 2008 and 2009, respectively:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Interest expense	38	29	74	64
Valuation changes and losses on sales	10	3	13	24
Other financial expense	—	—	1	—

Total	48	32	88	88

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

8.	Income Taxes

Income (loss) from continuing operations before income taxes and income tax expense (benefit) are as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions, except percentages)

Income (loss) from continuing operations before income taxes	22	(152)	82	(264)
Income tax expense (benefit)	11	(2)	23	2
Effective tax rate	47%	1%	28%	—

In the three and six months ended March 31, 2008 and 2009, the tax expense of the Company is affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

9.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS is as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009

Numerator (€ in millions):
Income (loss) from continuing operations	11	(150)	59	(266)
Less: Portion attributable to minority interests	(6)	(1)	(17)	1

Income (loss) from continuing operations attributable to shareholders of Infineon Technologies AG	5	(151)	42	(265)

Loss from discontinued operations, net of income taxes	(1,966)	(108)	(2,543)	(396)
Less: Portion attributable to minority interests	438	20	569	48

Loss from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	(1,528)	(88)	(1,974)	(348)

Net loss attributable to shareholders of Infineon Technologies AG	(1,523)	(239)	(1,932)	(613)

Denominator (shares in millions):

Weighted-average shares outstanding — basic and diluted	749.7	749.7	749.7	749.7

Basic and diluted income (loss) per share (in €)(1):
Income (loss) from continuing operations attributable to shareholders of Infineon Technologies AG	0.01	(0.20)	0.06	(0.36)
Loss from discontinued operations, net of tax attributable to shareholders of Infineon Technologies AG	(2.04)	(0.12)	(2.64)	(0.46)

Net loss attributable to shareholders of Infineon Technologies AG	(2.03)	(0.32)	(2.58)	(0.82)

(1)	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 34.9 million and 25.9 million shares underlying employee stock options for the three months ended March 31, 2008 and 2009, respectively, and 36.4 million and 28.4 million shares underlying employee stock options for the six months ended March 31, 2008 and 2009, respectively. Additionally, 68.4 million and 56.5 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the three months ended March 31, 2008 and 2009, respectively, and 68.4 million and 57.4 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the six months ended March 31, 2008 and 2009, respectively, were not included in the computation of diluted earnings (loss) per share as their impact was not dilutive.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

10.	Trade and Other Receivables, net

Trade accounts and other receivables consist of the following:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Third party — trade	590	481
Associated and Related Companies	28	4

Trade accounts receivable, gross	618	485

Allowance for doubtful accounts	(29)	(64)

Trade accounts receivable, net	589	421

Grants receivable	28	28
License fees receivable	10	5
Third party — financial and other receivables	17	31
Receivables from German bank’s deposit protection fund	121	26
Associated and related companies financial and other receivables	22	1
Employee receivables	8	2
Other receivables	4	4

Subtotal	799	518

In February 2009, the Company received a partial payment of €95 million from the amounts classified as “Receivables from German bank’s deposit protection fund”. The remainder is expected to be paid in the 2009 fiscal year.

11.	Inventories

Inventories consist of the following:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Raw materials and supplies	59	58
Work-in-process	372	293
Finished goods	234	192

Total inventories	665	543

12.	Trade and Other Payables

Trade and other payables consist of the following:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Third party — trade	473	276
Related parties — trade	15	17

Trade payables	488	293

Related parties — financial and other payables	6	4
Other	12	5

Total	506	302

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

13.	Debt

Debt consists of the following:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Short-term debt:
Loans payable to banks, weighted average rate 2.65%	139	117
Current portion of long-term debt	68	53

Total short-term debt and current maturities	207	170

Long-term debt:
Exchangeable subordinated notes, 1.375%, due 2010	193	79
Convertible subordinated notes, 5.0%, due 2010	531	530
Loans payable to banks:
Unsecured term loans, weighted average rate 3.02%, due 2010 — 2013	217	185
Secured term loans, weighted average rate 2.45%, due 2010	2	1
Notes payable to governmental entity, due 2010	20	21

Total long-term debt	963	816

During the three and six months ended March 31, 2009, the Company repurchased notional amounts of €35 million and €130 million of its exchangeable subordinated notes due 2010 and during the six months ended March 31, 2009, €22 million of its convertible subordinated notes due 2010. The transactions resulted in net gains of €12 million and €48 million before tax, which was recognized in interest income during the three and six months ended March 31, 2009, respectively. The repurchases were made out of available cash.

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon loaned Credit Suisse International 20.7 million Qimonda American Depositary Shares ancillary to the placement of the convertible notes, which remained outstanding as of March 31, 2009.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes, as follows:

	Nature of Financial		As of March 31, 2009
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	working capital, guarantees	508	117	391
Short-term	no firm commitment	working capital, cash management	145	—	145
Long-term(1)	firm commitment	project finance	260	260	—

Total			913	377	536

(1)	Including current maturities.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

14.	Share-based Compensation

A summary of the status of the Infineon stock option plans as of March 31, 2009, and changes during the six months then ended is presented below (options in millions, exercise prices in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2008	33.2	12.30	2.28	—
Granted	—	—
Exercised	—	—
Forfeited and expired	(8.2)	18.99

Outstanding at March 31, 2009	25.0	10.07	2.23	—

Vested and expected to vest, net of estimated forfeitures at March 31, 2009	24.6	10.06	2.20	—
Exercisable at March 31, 2009	21.3	9.89	1.96	—

Options with an aggregate fair value of €26 million and €10 million vested during the six months ended March 31, 2008 and 2009, respectively. Options with a total intrinsic value of €0 were exercised during the six months ended March 31, 2008 and 2009.

Changes in the Company’s unvested options during the six months ended March 31, 2009, are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at September 30, 2008	6.7	2.96	4.05	—
Granted	—	—
Vested	(2.9)	3.54
Forfeited	(0.1)	3.05

Unvested at March 31, 2009	3.7	2.49	3.79	—

Unvested options expected to vest	3.3	2.48	3.79	—

As of March 31, 2009, there was a total of €2 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 0.79 years.

Share-Based Compensation Expense

Share-based compensation expense was allocated as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	—	—	—	—
Selling, general and administrative expenses	1	1	2	1
Research and development expenses	—	—	1	—

Total share-based compensation expense	1	1	3	1

Share-based compensation effect on basic and diluted loss per share in €	—	—	—	—

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

No cash has been received from stock option exercises during the six months ended March 31, 2008 and 2009. The amount of share-based compensation expense which was capitalized and remained in inventories for the six months ended March 31, 2008 and 2009, was immaterial. Share-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

15.	Equity

The changes in other components of equity for the six months ended March 31, 2008 and 2009, are as follows:

	2008			2009
	Pretax	Tax Effect	Net	Pretax	Tax Effect	Net
	(€ in millions)

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	(9)	—	(9)	2	—	2
Reclassification adjustment for losses (gains) included in net income or loss	—	—	—	—	—	—

Net unrealized (losses) gains	(9)	—	(9)	2	—	2

Unrealized gains on cash flow hedges	25	—	25	10	—	10
Foreign currency translation adjustment	(87)	—	(87)	157	—	157

Other components of equity	(71)	—	(71)	169	—	169

16.	Related Parties

The Company has transactions in the normal course of business with Equity Method Investments and related persons such as Management and Supervisory Board members (collectively, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing costs plus a mark-up.

Related Party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and related companies, and totaled €78 million and €7 million as of September 30, 2008 and March 31, 2009, respectively.

Related Party payables consist primarily of trade, financial, and other payables from Equity Method Investments, and totaled €21 million and €21 million as of September 30, 2008 and March 31, 2009, respectively.

Related Party receivables and payables as of September 30, 2008 and March 31, 2009, have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

In the three months ended March 31, 2008 and 2009, sales to Related Parties totaled €(1) million and €1 million, respectively, whereas purchases from Related Parties totaled €154 million and €19 million, respectively. In the six months ended March 31, 2008 and 2009, sales to Related Parties totaled €0 million and €2 million, respectively, whereas purchases from Related Parties totaled €269 million and €59 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

17.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	March 31, 2008		March 31, 2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(4)	(1)	(3)	(1)
Interest cost	(5)	(1)	(4)	(1)
Expected return on plan assets	6	1	5	—
Curtailment gain recognized	—	—	1	—

Net periodic pension cost	(3)	(1)	(1)	(2)

	Six months ended		Six months ended
	March 31, 2008		March 31, 2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(8)	(2)	(5)	(2)
Interest cost	(10)	(2)	(9)	(2)
Expected return on plan assets	11	2	10	1
Curtailment gain recognized	—	—	2	—

Net periodic pension cost	(7)	(2)	(2)	(3)

18.	Additional Disclosure on Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative financial instruments are included in determining net loss, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The Euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2008		March 31, 2009
	Notional		Notional
	amount	Fair value	amount	Fair value
	(€ in millions)

Forward contracts sold:
U.S. dollar	213	(5)	265	7
Japanese yen	5	—	14	—
Singapore dollar	10	—	—	—
Malaysian ringgit	3	—	1	—
Norwegian krone	—	—	2	—
Forward contracts purchased:
U.S. dollar	157	(4)	96	(1)
Japanese yen	1	—	15	—
Singapore dollar	29	—	22	—
Great Britain pound	9	—	3	—
Malaysian ringgit	52	—	35	(1)
Norwegian krone	2	—	2	—
Currency Options sold:
U.S. dollar	177	(5)	—	—
Currency Options purchased:
U.S. dollar	163	1	—	—
Interest rate swaps	500	(1)	500	28
Other	77	(1)	78	(21)

Fair value, net		(15)		12

At September 30, 2008 and March 31, 2009, all derivative financial instruments are recorded at fair value. Foreign exchange gains (losses), net included gains of €1 million and €4 million for the three months ended March 31, 2008 and 2009, respectively, related to gains from foreign exchange transactions. Foreign exchange gains (losses), net included losses of €3 million and €29 million for the six months ended March 31, 2008 and 2009, respectively, related to losses from foreign exchange transactions on operating business and on hedging transactions.

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the six months ended March 31, 2009, the Company designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the six months ended March 31, 2009. However, it excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €4 million of the net gains recognized directly in other components of equity as of March 31, 2009, will be reclassified into earnings during the 2009 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of March 31, 2009, have maturities of six months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the six months ended March 31, 2008 and 2009, no gains or losses were reclassified from other components of equity as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

19.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corp. (“IF North America”) and other DRAM suppliers, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”). In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, court approved the settlement agreement and entered final judgment and dismissed the claims with prejudice.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. All defendants have filed joint motions for summary judgment and to exclude plaintiff’s principal expert in the Unisys case. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers other than the Company and IF North America, but no ruling has yet been issued with respect to the Unisys case. On October 29, 2008 the Company and IF North America filed a motion to disqualify counsel for plaintiffs for Unisys Corporation, and the other “opt-out” plaintiffs (other than DRAM Claims Liquidation Trust) as described below. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs from prosecuting those cases against the Company and IF North America, and ordered that new counsel be substituted. New counsel has been substituted. No trial date has been scheduled in the Unisys case.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in all of these cases. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers other than the Company and IF North America, but no ruling has yet been issued with respect to these opt-out cases. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs (other than DRAM Claims Liquidation Trust), as described above. New counsel has been substituted.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchaser’s case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs appealed to the Ninth Circuit Court of Appeals. On August 14, 2008, the Ninth Circuit issued its decision affirming the dismissal of this action. 23 of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. 19 of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008, the district court in the MDL indirect purchaser proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal. Plaintiffs have agreed to a stay of further proceedings in the MDL indirect purchaser cases until the appeal is complete. Plaintiffs in various state court indirect purchaser actions outside of the MDL have moved to lift the stays that were previously in place. On March 3, 2009, the judge in the Arizona state court indirect purchaser action issued an order denying plaintiffs’ motion to lift the stay. A hearing on plaintiffs’ motion to lift the stay in the Minnesota state court indirect purchaser action will be held on May 6, 2009. Plaintiffs also moved to lift the stay in the Wisconsin state court indirect purchaser action, and the Company and IF North America, along with its codefendants, filed an opposition on April 13, 2009.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorney generals of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorney generals case partly dismissed and partly granted the motion. On May 13, 2008, the Company answered the complaint by the State of New York and the multistate complaint. On September 15, 2008, the Company filed an amended answer to the multistate complaint. Between June 25, 2007 and December 31,

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

2008, the state attorneys general of eight states, Alaska, Delaware, Ohio, New Hampshire, Texas, Vermont, Kentucky and the Northern Mariana Islands filed requests for dismissal of their claims. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. On September 5, 2008, the Court entered an order denying both states’ motions for class certification. On September 15, 2008, the New York State Attorney General filed a motion for judgment on the pleadings regarding certain defendants’ affirmative defenses to New York’s amended complaint. On January 5, 2009, the court denied the New York State Attorney General’s motion for judgment on the pleadings, but in the alternative granted New York’s request to reopen discovery concerning certain of defendants’ affirmative defenses.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described above filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described above. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. On December 5, 2008, the Company received a request for information from the Commission regarding DRAM turnover data for its 2001 fiscal year. In January 2009, the European Commission indicated that it will open formal proceedings against the Company and other DRAM producers in connection with its request for information regarding DRAM turnover data for the Company’s 2001 fiscal year. The Commission invited the Company and the other producers that are parties to the proceedings to consider a settlement of the case. Infineon has agreed to participate in settlement proceedings. A settlement would result in a 10% reduction of any possible fine assessed by the Commission. The Commission has decided to include Siemens AG and IF North America in the proceedings, on the basis of the same charge as that against the Company. Qimonda is obligated to indemnify Infineon for any fines ultimately imposed by the Commission in connection with these proceedings. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities. Infineon may be obligated to indemnify Siemens AG in respect of any fines imposed by the Commission. In light of these recent developments, the Company increased the provision for such potential fines in the three months ended December 31, 2008. The exact amount of such potential fines cannot be predicted with certainty and, therefore, it is possible that any fine actually imposed on the Company by the Commission may be materially higher than the provision recorded. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice. On August 13, 2008 the court denied a motion for summary judgment brought by the Company based on the statute of limitations. On August 25, 2008, the Company filed a motion for judgment on the pleadings, or in the alternative, motion to dismiss for lack of subject matter jurisdiction, against foreign purchasers, i.e., proposed class members who are neither residents nor citizens of the United States who bought securities of the Company on an exchange outside the United States. On August 25, 2008, plaintiffs filed a motion for class certification. On March 6, 2009, the court denied the Company’s motion to dismiss the claims asserted by the foreign purchasers, and granted plaintiffs’ motion to certify a class of persons who acquired the Company’s securities between March 13, 2000 and July 19, 2004, including foreign purchasers, who sold their securities after June 18, 2002. On March 19, 2009, the Company filed a petition with the Court of Appeals for the Ninth Circuit, requesting permission to immediately appeal the court’s March 6, 2009 order granting class certification; the Ninth Circuit granted the petition on April 29, 2009.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On April 1, 2008, the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants. On July 29, 2008, the court scheduled the trial date for January 4, 2011 and the date for the “Markman-Hearing” on the construction of essential terms of the asserted patents for September 1, 2010 (see note 21).

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers. Since January 2008, various suppliers also gave their suppliers — including Infineon — third-party notice. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts. By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents. In March 2009, CIF filed its replies both with the Civil Court of Duesseldorf and the Federal Patent Court in Munich. DTAG and the parties who joined the lawsuit on the side of DTAG must respond by September 28, 2009 for Duesseldorf and by May 29, 2009, for Munich. Oral arguments at the Civil Court of Duesseldorf are scheduled for December 1, 2009 regarding the one surviving patent; the court hearing for the three expired patents have been suspended and no new schedules have been set with respect thereto. In October 2008, CIF also filed suit in the Civil Court of Düsseldorf, Germany against Arcor GmbH &Co KG, (“Arcor”), Hansenet Telekommunikation GmbH (“Hansenet”), United Internet AG (“United Internet”) (all

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

three, “New Defendants”) alleging infringement of the same four European patents. The New Defendants have partly given third-party notice to their suppliers. Alcatel has given Infineon third-party notice in the lawsuit against Arcor and AVM Computersysteme Vertriebs GmbH has given third-party notice in the lawsuit against United Internet.

On April 18, 2008, LSI filed a complaint with the U.S. International Trade Commission to investigate an alleged infringement by 18 parties of one LSI patent (the “ITC Case”). On June 6, 2008, LSI filed a motion to amend such complaint to add Qimonda and four other respondents to the investigation. In addition, LSI filed a lawsuit in the Eastern District of Texas on the same patent against all respondents in the ITC Case, including Qimonda. On June 20, 2008, the court in the Eastern District of Texas stayed the case while the ITC Case is pending. On October 17, 2008, Qimonda became a party to the ITC Case.

On October 21, 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security business for alleged violations of antitrust laws. The investigation is in its very early stages, and the Company is assessing the facts and monitoring the situation carefully.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., the Company and IF North America in the U.S District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion. On December 18, 2008 the Company, IF North America and Primarion filed an answer to the complaint denying any infringement and filed a counterclaim against Volterra Semiconductor Corporation alleging fraud on the U.S. Patent and Trademark Office and certain antitrust violations. Primarion, the Company and IF North America also counterclaimed that the patents underlying Volterra’s patent infringement claims are invalid. In February and March 2009 IF North America filed requests for re-examination at the US Patent and Trademark Office for all 5 patents asserted by Volterra.

On November 25, 2008, the Company, Infineon Technologies Austria AG and IF North America filed suit in the U.S. District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild Semiconductor Corporation has further filed another patent infringement suit against the Company and IF North America in the U.S. District Court for the District of Maine alleging that certain products of Infineon infringe on two more patents of Fairchild Semiconductor Corporation which are not part of the Delaware lawsuit. On January 22, 2009, IF North America answered the complaint filed by Fairchild Semiconductor Corporation with the District Court in Maine denying the claims of infringement and counterclaiming that the patents underlying Fairchild Semiconductor Corporation’s patent infringement claims are invalid. The Company has not yet been served process.

Liabilities and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the average amount is accrued. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Other Contingencies

On a group-wide basis the Company has guarantees outstanding to external parties of €78 million as of March 31, 2009. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are reflected as liabilities in the condensed consolidated financial statements by virtue of consolidation. As of March 31, 2009, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €888 million, of which €663 million relates to convertible and exchangeable notes issued.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of March 31, 2009, a maximum of €37 million of these subsidies could be refundable. Such amount does not include any potential liabilities for Qimonda related subsidies (see note 4).

20.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with IFRS 8 “Operating Segments”.

Effective October 1, 2008, to better align the Company’s business with its target markets, the Company reorganized its core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities meet the IFRS 8 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in IFRS 8. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category.

Other Operating Segments includes revenue and earnings that Infineon’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement, which was cancelled during the 2008 fiscal year. The Corporate and Eliminations segment reflects the elimination of these revenue and earnings.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The segments’ results of operations of prior periods have been reclassified to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

Each of the segments has two or three segment managers reporting directly to the Management Board, which has been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and, effective October 1, 2008, Segment Result. The Company defines Segment Result as operating income (loss) excluding asset impairments, net of reversals, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of investments and activities. The Company’s management uses Segment Result, to establish budgets and operational goals, manage the Company’s business and evaluate its performance. The Company reports Segment Profit because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.

Information with respect to the Company’s operating segments follows:

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, Infineon offers corresponding system know-how and support to its customers.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

Chip Card & Security

The Chip Card & Security segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in chip card and security applications.

Wireless Solutions

The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

Wireline Communications

The Wireline Communications segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following tables present selected segment data:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Revenue:
Automotive	324	189	634	395
Industrial & Multimarket	276	193	567	427
Chip Card & Security	121	80	237	171
Wireless Solutions(1)	197	204	450	401
Wireline Communications	105	79	208	167
Other Operating Segments(2)	59	2	123	10
Corporate and Eliminations(3)	(33)	—	(80)	6

Total	1,049	747	2,139	1,577

(1)	Includes revenues of €1 million for the three months ended March 31, 2008 and €8 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €34 million for the three months ended March 31, 2008 and €70 million for the six months ended March 31, 2008 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenues of €35 million for the three months ended March 31, 2008 and €78 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Segment Result:
Automotive	25	(65)	48	(121)
Industrial & Multimarket	23	(7)	49	(5)
Chip Card & Security	19	(8)	36	(9)
Wireless Solutions	(16)	(29)	2	(73)
Wireline Communications	3	1	7	3
Other Operating Segments	5	(3)	7	(4)
Corporate and Eliminations	8	1	(2)	(3)

Total	67	(110)	147	(212)

The following is a summary of revenue by geographic area:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Revenue:
Germany	240	150	460	315
Other Europe	215	141	409	286
North America	137	69	282	164
Asia/Pacific	389	351	848	720
Japan	50	27	104	72
Other	18	9	36	20

Total	1,049	747	2,139	1,577

Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10 percent of the Company’s sales during the three or six months ended March 31, 2008 or 2009.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following table provides the reconciliation of Segment Result to the Company’s loss before tax and discontinued operations:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Total Segment Result	67	(110)	147	(212)
Adjusted:
Asset impairments, net of reversals	2	(1)	2	(1)
Restructuring and other related closure cost	(6)	(3)	(9)	(6)
Share-based compensation expense	(2)	(1)	(3)	(1)
Acquisition-related amortization and losses	(5)	(6)	(14)	(12)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	(1)	(16)	14	(17)
Other expense, net	—	(6)	—	(11)

Operating income (loss)	55	(143)	137	(260)

Financial Income	13	21	31	81
Financial Expense	(48)	(32)	(88)	(88)
Income from investment accounted for using the equity method, net	2	2	2	3

Income (loss) from continuing operations before income tax	22	(152)	82	(264)

21.	Subsequent Events

Subsequent to March 31, 2009, the Company repurchased notional amounts of €19 million of its exchangeable subordinated notes due 2010. The purchase was made out of available cash.

On April 1, 2009, the local court in Munich formally opened insolvency proceedings for Qimonda AG and Qimonda Dresden GmbH & Co. oHG (see note 4).

On April 3, 2009, the Company announced its application to voluntarily delist from the New York Stock Exchange. The delisting took effect on April 24, 2009, and consequently, the American Depositary Shares are no longer traded on the New York Stock Exchange. The Company’s American Depositary Shares have been listed on the over-the-counter market OTCQX International under the ticker symbol “IFNNY” since April 24, 2009.

On April 24, 2009, former employees of Qimonda’s subsidiaries in the United States filed a complaint in the U.S. Federal District Court in Delaware against the Company, IF North America and Qimonda AG, individually and on behalf of several putative classes of plaintiffs. The suit relates to the termination of the plaintiffs’ employment in connection with Qimonda’s insolvency and the payment of severance and other benefits allegedly due by Qimonda. The complaint seeks to “pierce the corporate veil” and to impose liability on the Company and IF North America under several theories. The Company is currently reviewing the complaint. The Company and IF North America have not served yet.

On April 24, 2009, Optimum Processing Solutions LLC, a Georgia limited liability company, filed a claim in the U.S. Federal District Court for the Northern District of Georgia against IF North America, Advanced Micro Devices, Inc., Freescale Semiconductor, Inc., Intel Corporation, International Business Machines Corporation, STMicroelectronics, Inc., Sun Microsystems, Inc. and Texas Instruments, Inc. The complaint alleges that certain microchips manufactured, used or offered for sale by IF North America and the other defendants infringe U.S. patent no. 5,117,497, allegedly held by the plaintiff. The Company is currently reviewing the complaint. The Company and IF North America have not served yet.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

On May 5, 2009, the Company announced the launch of a cash tender offer in order to reduce its debt by purchasing outstanding subordinated convertible and exchangeable notes. The Company intends to use up to €150 million for the purchase of these notes, with the maximum purchase price for the exchangeable and the convertible notes being 75 percent of the nominal amount. The Company will determine the final purchase prices upon receipt of offers pursuant to a modified Dutch auction process, so that all offers submitted at or below the final purchase prices will be accepted up to the aggregate of €150 million.

On May 7, Wi-LAN and the Company settled their patent litigation pending in the U.S. District Court for the Eastern District of Texas by concluding license and patent acquisition agreements.

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Neubiberg, May 11, 2009

Peter Bauer	Prof. Dr. Hermann Eul

Dr. Reinhard Ploss	Dr. Marco Schröter

The following review report, prepared in accordance with the German generally accepted standards for the review of financial statements (IDW AuS 900) promulgated by the Institute der Wirtschaftsprüfer (IDW) and under additional consideration of International Standards of Review Engagements 2410: “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, refers to the complete condensed interim consolidated financial statements, comprising the balance sheet, the income statement, income and expense recognized in equity, and the consolidated statement of cash flows and selected explanatory notes, together with the interim group management report for the period from October 1, 2008 to March 31, 2009. The interim group management report is not included in this prospectus.

REVIEW REPORT

To the Supervisory Board of Infineon Technologies AG, Neubiberg:

We have reviewed the condensed interim consolidated financial statements — comprising the balance sheet, the income statement, income and expenses recognized in equity, cash flow statement and selected explanatory notes — together with the interim group management report of Infineon Technologies AG, for the period from October 1, 2008 to March 31, 2009 that are part of the semi annual financial report according to § 37 w WpHG (“Wertpapierhandelsgesetz”: “German Securities Trading Act”). The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and in accordance with the IFRS for interim financial reporting as issued by the International Accounting Standards Board (IASB), and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) under additional consideration of International Standards on Review Engagements 2410: “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and in accordance with the IFRS for interim financial reporting as issued by the IASB, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and in accordance with the IFRS for interim financial reporting as issued by the IASB, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, May 11, 2009

KPMG AG
Wirtschaftsprüfungsgesellschaft

Kozikowski	Kempf
Wirtschaftsprüfer	Wirtschaftsprüfer

ANNUAL FINANCIAL STATEMENTS
(PREPARED IN ACCORDANCE WITH HGB)

AS OF AND FOR THE FISCAL YEAR
ENDED SEPTEMBER 30, 2008

INFINEON TECHNOLOGIES AG,

NEUBIBERG

Infineon Technologies AG

Statements of Operations
For the years ended September 30, 2007 and 2008
(in € millions)

	Notes	2007	2008

Revenue	1	5,003	5,365
Cost of goods sold	2	(4,231)	(4,425)

Gross Profit		772	940
Research and development expenses	2	(680)	(654)
Selling expenses	2	(149)	(154)
General and administrative expenses	2	(157)	(175)
Other operating income	3	32	134
Other operating expense	4	(15)	(193)

Income (expense) from investments	5	(174)	(2,555)
Interest income (expense)	6	(102)	(44)
Other financial income (expense)	7	8	(39)

Income (loss) from ordinary operations		(465)	(2,740)

Extraordinary loss		(34)	(0)

Extraordinary income (loss)		(34)	(0)

Income tax benefit (expense)	8	(6)	(0)

Net loss	9	(505)	(2,740)
Accumulated deficit of prior years	9	(2,103)	(2,608)

Accumulated deficit	9	(2,608)	(5,348)

Negative amounts are shown in brackets.

Infineon Technologies AG

Balance Sheets
September 30, 2007 and 2008
(in € millions)

	Notes	2007	2008

Assets
Fixed Assets	10
Intangible assets	11	267	491
Property, plant, and equipment	12	434	396
Financial assets	13	6,846	3,873

		7,547	4,760
Current assets
Inventories	14	318	405
Trade accounts receivables	15	299	279
Receivables from affiliated companies	16	436	517
Receivables from associated companies	17	2	6
Other assets	18	60	174
Cash	19	938	722

		2,053	2,103
Deferred expenses	20	12	9

Total assets		9,612	6,872

Liabilities
Equity	21
Capital stock	21a	1,499	1,499
Additional paid-in capital	21b	6,923	6,930
Retained earnings	21c	32	32
Accumulated deficit		(2,608)	(5,348)

		5,846	3,113
Special reserve with equity portion	22	2	1
Provisions
Provisions for pensions	23	322	284
Provisions for taxes	24	17	13
Other provisions	25	424	347

		763	644
Liabilities
Liabilities to banks	26	0	8
Trade payables	26	209	183
Payables to affiliated companies	26	2,665	2,716
Payables to associated companies	26	0	8
Other liabilities	26	98	155

		2,972	3,070
Deferred income	27	29	44

Total liabilities and equity		9,612	6,872

Infineon Technologies AG
Notes to the Financial Statements
For the fiscal year ended September 30, 2008

Basis of Presentation

The financial statements of Infineon Technologies AG (“IF AG”) have been prepared in accordance with accounting regulations in terms of the German commercial law and additionally with requirements as set forth in the Corporate Act. All amounts herein are shown in million Euro (“€”) with comparable figures as of September 30, 2007. The condensed items of the balance sheets and statements of operations are separately mentioned and explained in the notes.

The statements of operations are prepared in accordance with the cost of sales accounting. To optimize the presentation of financial activities, the classification scheme has been modified pursuant to section 275, paragraph 3 of the German Commercial Code. Different to last year, financial activities are displayed as “Income (expense) from Investments”, “Interest income (expense)” and “Other financial income (expense)”. The amounts in the prior period have been reclassified to conform to the current period presentation.

As of March 17, 2008, Infineon Technologies Mantel 17 GmbH, Neubiberg, has been merged into IF AG. There has been no impact on prior period numbers.

Negative amounts are shown in brackets.

Summary of Significant Accounting Policies

Long-term Assets

Intangible assets are valued at cost less accumulated depreciation, which on calculated in a straight-line basis. The depreciation period is the estimated useful life of 7 years or the contractual term. The recognized goodwill is depreciated over 15 years, the estimated useful life according to tax requirements. Impairments are recognized when the carrying amount of the assets exceeds the recoverable amount.

Property, plant and equipment are valued at cost less accumulated depreciation. Principally the assets are depreciated based on the maximum depreciation rates permitted for tax purposes. The depreciation method changes from the declining balance method to the straight-line method when the straight-line depreciation of the carrying amount over the remaining estimated useful life results in higher amount of depreciation. Impairments are recognized when the carrying amount of the assets exceeds the recoverable amount.

Low value fixed assets were depreciated immediately through December 31, 2007. Effective January 1, 2008, purchased or self-developed low value fixed assets are required to be capitalized according to tax requirements. The amounts capitalized must be depreciated over 5 years.

The estimated useful lives, as a basis for the accumulated depreciation, are as follows:

Years

Manufacturing and office buildings	20-50
Other buildings	5-10
Technical equipment and machinery	5-10
Other plant and office equipment	3-8
Special and standard tools	1

Advances received and cost incurred for construction in process are not depreciated

Shares in affiliated companies, investments in other companies and other financial assets are measured at acquisition cost, or, if there is an indication of permanent impairment, at fair value.

To give a better overview the summary of fixed assets has been extended by special items, including the pension contribution plan, post-employment program with specific features (Altersteilzeit Trust), shares in a retirement fund contributed by employees and Deferred Compensation Trust (DC Trust).

Infineon Technologies AG
Notes to the Financial Statements

Current Assets

Within inventories, raw materials and supplies are valued at acquisition cost or the net realizable value. Goods in process, finished goods and services are measured at cost of production. Interest on borrowed capital is not included in the costs of production. Devaluation for risks, especially obsolescence, regarding stock is included accordingly. The principle for loss-free valuation is applied.

Receivables and other assets are recorded at cost, and if the do not bear interest they are discounted to balance sheet date if the remaining life is exceeds one year. Allowances on trade receivables and receivables from associated companies are assessed based on the probability of the failure to collect outstanding amounts. The percentages applied for the general allowance for doubtful accounts relating to receivables denominated in foreign currency from foreign companies is 2 percent and for receivables denominated in euro from foreign companies is 1 percent. The percentage applied for domestic receivables is 1 percent. There is no general allowance for receivables from affiliated companies.

Available-for-sale financial assets and cash are valued at acquisition costs or the fair value at the balance sheet date.

Provisions and Liabilities

The measurement of pension obligations is based on actuarial computation using the projected unit credit method in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). This method results in higher obligations than calculated pursuant to section 6a of the Income Tax Act of Germany. Under the projected unit credit method, the obligation is measured on the valuation date, taken into consideration probable increases of future salaries and pensions benefits.

Provisions for tax liabilities are measured based on a true and fair assessment by the company.

In measuring other provisions, all identifiable risks, contingent liabilities as well as anticipated losses from uncompleted transactions are included in such assessments.

Provisions for obligations arising from post employment program with specific features (ATZ) include expenses for wages and salaries at the point of the beginning of the inactive period, as well as expected increases in services provided and other contingencies for participants. Provisions have been calculated according to the applicable IDW-statement from November 18, 1998. Anticipated amounts payable are calculated based on actuarial principles and measured at their present value.

Provisions for obligations for the retirement fund that is financed by employees are calculated according to the projected unit credit method in accordance with U.S. GAAP using a discount rate of 6.5 percent.

Liabilities are measured using the expected redemption amount.

Revenues, costs and expenses

Revenues are realized when shipments and services are performed and when the transfer of title has passed.

Research and development costs are recorded as expenses and are measured as the full costs less grants received.

Share-based payments are included in additional paid-in capital according to section 272, paragraph 2, No. 2 of the German Commercial Code. Outstanding options are assessed in a manner consistent with that required by SFAS 123 R, in accordance with U.S. GAAP in which additional paid-in capital is gradually increased over the term during which the employees provide services in exchange for the option.

Currency Translation

Short-term receivables or payables denominated in foreign currencies are translated using the balance sheet date exchange rate. Long-term receivables and payables denominated in foreign

Infineon Technologies AG
Notes to the Financial Statements

currencies are translated using the rate at the date of the transaction or the respective lower or higher rate at the balance sheet date.

Currency and Interest Risks

The company enters into foreign currency forward and option contracts, as well as interest rate swap agreements to reduce the impact of interest rate and exchange rate fluctuations. Derivative financial instruments are entered into for hedging purposes only.

Derivative financial instruments are recorded as liability when the fair value is negative, while those with positive fair values are not assessed.

Notes to the Statements of Operations

(1)	Revenue

Revenues are shown on a per segment basis as follows:

	2007	2008
	€ in millions

Automotive-, Industrial & Multimarket	3,300	3,375
Communication Solutions	1,509	1,850
Other Operating Segments	194	140

Total	5,003	5,365

Revenues according to customer category are as follows:

	2007	2008
	€ in millions

Revenues with consolidated Infineon-entities	2,066	3,306
Revenues with third parties and non-consolidated entities	2,937	2,059
Total	5,003	5,365

Revenues according to regions are as follows:

	2007	2008
	€ in millions

Germany	1,130	1,089
Other Europe	990	903
Asia/Pacific	2,430	2,867
North America	401	438
Other regions	52	68
Total	5,003	5,365

Revenues include income from royalties amounting to €23 million (prior year: €13 million).

(2)	Functional costs

Functional costs are classified as cost of goods sold, research and development expenses, and selling, general and administrative expenses within the statements of operations.

Cost of goods sold encompasses manufacturing costs necessary to achieve revenues. Mainly these are expenses for production material, services received, personnel expenses, depreciation and amortization as well as lease expenses for production facilities. Effective October 1, 2007, the results from hedging and currency translation effects for operating activities have been included in cost of goods sold. In the prior year, gains from hedging and currency translation effects amounting to €10 million were reported in the other financial income (expense).

Research and development expenses comprise mainly personnel expenses, material expenses, amortization and depreciation, and maintenance expenses relating to laboratory equipment, as well as

Infineon Technologies AG
Notes to the Financial Statements

costs from contractually agreed development of technology. Grants that are related to research and development expenses are presented as a reduction of those expenses and amount to €21 million (prior year: €21 million).

Selling expenses include personnel expenses for marketing and selling employees, costs for samples, expenses related to proto types, sales promotions and marketing expenses.

General and administrative expenses include personnel expenses for administrative staff, non-production related overhead costs, consultancy fees, attorneys’ fees, and other fees for external service providers as well as recruiting and training expenses.

Furthermore the following audit fees are included in administrative expenses of IF AG:

	2007	2008
	€ in millions

Year-end Audit	1.3	1.4
Audit Fees	0.4	0.4
Tax Fees	0.0	0.0
Other Fees	0.3	0.4

Total	2.0	2.2

Other taxes and customs duties are included in functional costs amounting €2 million (prior year: €2 million).

Share-based compensation expense

Share-based compensation expense is as follows:

	2007	2008
	€ in millions

Compensation expense recognized:
Cost of goods sold	4	2
Research and development expenses	5	2
Selling, general and administrative expenses	8	3

Total share-based compensation expense	17	7

(3)	Other operating income

Operating income includes €134 million, primarily relating to income from the reversal of provisions amounting to €72 million, a gain on the sale of Hard Disk Drive business from IF AG to LSI Corporation, Milpitas, USA, amounting to €39 million, a gain on the sale of Bulk-Acoustic-Wave-Filter activities amounting to €8 million, a gain on the sale of property amounting to €4 million, as well as rental income amounting to €8 million.

(4)	Other operating expense

Other operating expense includes €193 million, primarily relating to restructuring expenses amounting to €172 million, leasing costs amounting to €7 million as well as impairment charges for intangible assets and property, plant, and equipment according to section 253, paragraph 2, sentence no. 3 of the German Commercial Code amounting to €6 million.

Other operating expenses amounting to €5 million relate to other periods.

Infineon Technologies AG
Notes to the Financial Statements

(5)	Income (expense) from investments

	2007	2008
	€ in millions

Income from profit transfer	9	18
thereof:
Comneon GmbH, Nuremberg	0	13
Infineon Technologies Finance GmbH, Neubiberg	9	5
Infineon Technologies Wireless Solutions GmbH, Neubiberg	0	0
Expenses for transfer of losses	(7)	0

thereof:
Comneon GmbH, Nuremberg	(7)	(0)
Income from profit receipt	46	47
thereof:
Infineon Technologies Dresden GmbH & Co. OHG, Dresden	35	14
Infineon Technologies SensoNor AS, Horten, Norway	10	31
Infineon Technologies Bipolar GmbH & Co. KG, Warstein	0	2
Depreciation of affiliated companies and investments	(108)	(2,636)
thereof:
Infineon Technologies Holding B.V., Rotterdam, Netherlands	0	(1,613)
Qimonda AG, Munich	(107)	(1,021)
Axiom Microdevices Inc., Irvine, USA	0	(2)
Income from sales of interests in affiliated companies and investments	4	16
thereof:
Infineon Technologies Bipolar GmbH & Co. KG, Warstein	0	16
SciWorx GmbH, Hanover	4	0
Losses from sales of interests in affiliated companies and investments	(118)	(0)
thereof:
Qimonda AG, Munich	(118)	(0)

Total	(174)	(2,555)

Profit transfer agreements exist with Comneon GmbH, Nuremberg, Infineon Technologies Finance GmbH, Neubiberg, as well as Infineon Technologies Wireless Solutions GmbH, Neubiberg, as of September 30, 2008.

(6)	Interest income (expense)

	2007	2008
	€ in millions

Other interest and related income	89	83
Thereof from affiliated companies	5	4
Interest and related expenses	(198)	(137)
Thereof to affiliated companies	(96)	(98)
Other interest and related income from pension trust	7	10

Total	(102)	(44)

Infineon Technologies AG
Notes to the Financial Statements

(7)	Other financial income (expense)

	2007	2008
	€ in millions

Other financial income	23	0
Other financial expense	(15)	(5)
Depreciation of financial assets pension trust	0	(24)
Depreciation of non-current securities	0	(8)
Depreciation of financial assets Deferred Compensation Trust	0	(2)

Total	8	(39)

Included in other financial income and expense are gains (losses) from sales of non-current securities and available-for-sale financial assets, income (loss) from interest and foreign currency derivatives, as well as income (loss) from currency translation effects. In the prior year, gains from hedging and currency translation effects from operating activities amounted to €10 million and are included in other financial income. Gains (losses) from hedging and currency translation effects from operating activities are recorded in cost of goods sold during the current fiscal year for the first time.

The financial assets in the pension trust, the non-current securities and the financial assets in the Deferred Compensation Trust (DC Trust) had to be impaired due to other than temporary deterioration in value.

(8)	Income taxes

IF AG is subject to taxes in respect of its own operating profits and losses and is also a taxpayer with respect to the management and profit sharing agreements executed with its affiliated companies.

(9)	Net loss

Net loss for the fiscal year amounts to €2,740 million. Together with the accumulated deficit of prior years of €2,608 million, IF AG recorded an accumulated deficit of €5,348 million.

Infineon Technologies AG
Notes to the Financial Statements

Additional information to the Balance Sheet

(10)	Fixed assets

Classification and development of fixed assets included in the Balance Sheet are as follows:

	Acquisition or production costs					Accumulated Depreciation and Amortization
	Balance					Balance
	carried					carried
	forward				As of	forward			As of	Book value
	01.10.				30.09.	01.10.	Current		30.09.	30.09.	30.09.
	2007	Addition	Reclassification	Reduction	2008	2007	year	Reduction	2008	2007	2008
	€ in millions

Intangible assets
Concessions, industrial property rights and other rights, and related rights and values as well as licenses for such rights and values	172	54	0	(5)	221	(118)	(28)	1	(145)	54	76
Goodwill	319	246	0	0	565	(106)	(44)	0	(150)	213	415

	491	300	0	(5)	786	(224)	(72)	1	(295)	267	491

Property, plant, and equipment
Property, similar land rights and buildings including those on external property	185	1	0	(18)	168	(142)	(6)	17	(131)	43	37
Technical equipment and machines	844	40	25	(90)	819	(628)	(48)	77	(599)	216	220
Other equipment, other plant and office equipment	521	22	7	(66)	484	(385)	(39)	59	(365)	136	119
Down payment made and construction in progress	39	17	(32)	(4)	20	0	0	0	0	39	20

	1,589	80	0	(178)	1,491	(1,155)	(93)	153	(1,095)	434	396

Financial assets
Shares on affiliated companies	6,601	0	(29)	(1,387)	5,185	(243)	(1,613)	107	(1,749)	6,358	3,436
Investments	35	0	29	(15)	49	(26)	(2)	15	(13)	9	36
Securities	143	0	0	(60)	83	(1)	(8)	0	(9)	142	74
Shares in a retirement fund financed by employees	15	4	(19)	0	0	0	0	0	0	15	0
DC Trust	0	2	19	0	21	0	(2)	0	(2)	0	19
Pension Trust	312	47	0	(39)	320	0	(24)	0	(24)	312	296
ATZ Trust	10	2	0	0	12	0	0	0	0	10	12

	7,116	55	0	(1,501)	5,670	(270)	(1,649)	122	(1,797)	6,846	3,873

	9,196	435	0	(1,684)	7,947	(1,649)	(1,814)	276	(3,187)	7,547	4,760

Impairment charges amounting to €1,655 million were recorded pursuant to section 253, paragraph 2, sentence no. 3 of the German Commercial Code. Thereof, €4 million is allotted to intangible assets, €2 million to property, plant, and equipment and €1,649 million to financial assets.

(11)	Intangible assets

The increase in goodwill of €246 million mainly results from the acquisition of the mobility products business of LSI Corporation (LSI), Milpitas, USA.

The scheduled depreciation and amortization amounted to €68 million, while the impairment charges amounted to €4 million.

(12)	Property, plant, and equipment

Scheduled depreciation was carried out and amounted to €91 million, while impairment charges amounted to €2 million.

Infineon Technologies AG
Notes to the Financial Statements

(13)	Financial assets

The interest in affiliated companies decreased by €2,922 million from €6,358 million to €3,436 million during the reporting period.

The decrease mainly resulted from:

Depreciation of interests in Infineon Technologies Holding B.V., Rotterdam Netherlands	(€1,613 million	)
Reclassification of shares from Qimonda AG, Munich, in the position “securities”	(€1,021 million	)
Capital decrease of Infineon Technologies Holding B.V., Rotterdam, Netherlands	(€185 million	)
Capital decrease of Infineon Technologies Dresden GmbH & Co. KG, Dresden	(€54 million	)
Reclassification of shares from Infineon Technologies Bipolar GmbH & Co. KG, Warstein, in the position “investments”	(€29 million	)
Sale of interest in Infineon Bipolar GmbH & Co. KG, Warstein	(€19 million	)

The reclassification of shares from Qimonda AG, Munich, from fixed assets to current assets was performed due to the existing disposal plan. The valuation of shares held was assessed with fair value of €0 at the balance sheet date. This results in impairment charges of €1,021 million in the current fiscal year.

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008. Infineon loaned Credit Suisse International 20.7 million Qimonda ADSs ancillary to the placement of the convertible notes, which remained outstanding as of September 30, 2008.

Affiliated companies according to section 285, no. 11 of the German Commercial Code are listed in “material affiliated / associated companies”.

Investments increased by €27 million from €9 million to €36 million during the reporting period.

This increase mainly resulted from:

Reclassification of shares from Infineon Technologies Bipolar GmbH & Co. KG, Warstein, from the position “Shares from affiliated companies”	€29 million
Depreciation of shares from Axiom Microdevices Inc., Irvine, USA	(€2 million	)

Infineon Technologies Mantel 17 GmbH, Neubiberg, was merged with IF AG effective March 17, 2008, resulting in a gain amounting to €0.051 million.

Securities include shares of investment funds, as well as bonds that serve as capital investments. Impairments of securities amounting to €8 million were required to be recorded during the reporting period.

The Deferred Compensation Trust (DC Trust) amounts to €19 million and comprises shares assigned in trust in investment funds in connection with retirement funds contributed by employees that were transferred to the Infineon Technologies Deferred Compensation Trust e.V. during the fiscal year. These assets are solely used for the purpose of fulfilling the company’s obligations. In the 2008 fiscal year, €2 million were recognized as impairment of securities of the DC Trust.

Furthermore, investment funds in the amount of €296 million are classified as Infineon Pension Trust e.V. and assigned in trust. These assets and the return on these assets are designated for the company’s retirement plan. In the 2008 fiscal year, impairment charges for securities of the Pension Trust in the amount of €24 million were recognized.

The securities of the Infineon Altersteilzeit Trust e.V. in the amount of €12 million are designated for the legal obligations under post employment program with specific features (ATZ).

The development of fixed assets are shown in the fixed asset roll forward.

Infineon Technologies AG
Notes to the Financial Statements

(14)	Inventories

	2007	2008
	€ in millions

Raw materials and supplies	71	120
Goods in process	100	106
Finished goods	150	180
Down payment received	(3)	(1)

Total	318	405

(15)	Trade receivables

	2007	2008
	€ in millions

Accounts receivable	299	279

Total	299	279

Thereof remaining period of more than one year	0	0

(16)	Receivables from affiliated companies

	2007	2008
	€ in millions

Deliveries and services	236	342
Intercompany clearing	200	175

Total	436	517

Thereof remaining period of more than one year	9	61

(17)	Receivables from associated companies

	2007	2008
	€ in millions

Deliveries and services	0	3
Intercompany clearing	2	3

Total	2	6

Thereof remaining period of more than one year	0	0

(18)	Other assets

	2007	2008
	€ in millions

Other assets	60	174

Total	60	174

Thereof remaining period of more than one year	9	2

Other assets mainly include receivables from the German bank’s deposit protection fund (€120 million), license fees receivables, claims for tax refund (€9 million) as well as supplier credit (€8 million).

(19)	Cash

Cash amounts to €722 million (prior year: €938 million) and consists solely of bank balances. Included in this balance is a deposit in a trust account in the amount of €75 million made by IF AG as security for rent.

Infineon Technologies AG
Notes to the Financial Statements

(20)	Deferred expenses

Deferred expenses amounted to €9 million (prior year: €12 million) and includes prepayments for the use of licenses, prepayments for the maintenance of IT-infrastructure, as well as an asset for the holiday allowance already paid to employees for the remaining calendar year.

(21)	Equity

	2007	2008
	€ in millions

Capital stock	1,499	1,499
Additional paid-in capital	6,923	6,930
Thereof from agio amounts	3,098	3,098
Thereof from other additional payment	3,766	3,766
Thereof from stock options according to section 272, paragraph 2, no. 2 of the German Commercial Code	59	66
Retained earnings	32	32
Accumulated deficit	(2,103)	(2,608)
Annual deficit	(505)	(2,740)

Total	5,846	3,113

(21a)	Capital stock

	2007	2008
	€ in millions

Capital stock
As of October 1,	1,495	1,499
Additional amounts paid-in for stock option exercises	4	0
As of September 30,	1,499	1,499

	2007	2008

Options
As of October 1,	747,609,294	749,728,635
Exercised options	2,119,341	13,450
As of September 30,	749,728,635	749,742,085

As of September 30, 2008, the company had 749,742,085 registered ordinary shares outstanding with a notional value of €2.00 per share. During the years ended September 30, 2007 and 2008, the company increased its share capital by €4 million and €0 million, respectively, by issuing 2,119,341 and 13,450 ordinary shares, respectively, in connection with the company’s Long-Term Incentive Plans.

The capital stock has been fully paid-in by the shareholders. Shares outstanding as of September 30, 2008, have dividend rights from the beginning of the fiscal year.

Authorized capital

The Articles of Association of IF AG authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2008, the Management Board may use these authorizations to issue new shares as follows:

•	Through January 19, 2009, Authorized Share Capital II/2004 — in an aggregate nominal amount of up to €30 million to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

•	Through February 14, 2012, Authorized Share Capital 2007 — in an aggregate nominal amount of up to €224 million to issue shares for cash, where the pre-emptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the pre-emptive rights of shareholders may be excluded for all shares.

Infineon Technologies AG
Notes to the Financial Statements

Stock options for employees, debt securities, and others

On September 26, 2007, IF AG (as guarantor), through Infineon Technologies Investment B.V.(“IF BV”) (as issuer), issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes accrue interest at 1.375 percent per year. The notes are exchangeable into a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS any time during the exchange period, as defined, through maturity, corresponding to an exchange premium of 35 percent. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of IF AG. The noteholders have a negative pledge relating to future capital market indebtedness, as defined, and an early redemption option in the event of a change of control, as defined. IF BV may, at its option, redeem the outstanding notes in whole, but not in part, at the principal amount thereof together with accrued interest to the date of redemption, if IF AG has determined that, as a result of a publicly announced transaction, there is a substantial likelihood that the aggregate ownership of the share capital of Qimonda by the issuer, the guarantor and any of their respective subsidiaries will be less than 50 percent plus one share. In addition, IF BV may, at its option, redeem the outstanding notes in whole, but not in part, at their principal amount together with interest accrued to the date of redemption, if the share price of the ADSs on each of 15 trading days during a period of 30 consecutive trading days commencing on or after August 31, 2009, exceeds 130 percent of the exchange price. The exchangeable notes are listed on the Frankfurt Stock Exchange. Concurrently with this transaction, IF AG loaned an affiliate of J.P. Morgan Securities Inc. 3.6 million Qimonda ADSs ancillary to the placement of the exchangeable subordinated notes. The affiliate of J.P. Morgan Securities Inc. sold these ADSs as part of the Qimonda ADSs sale on September 25, 2007. On October 25, 2007, 1.3 million Qimonda ADSs that had been borrowed were returned to IFA G and the remaining 2.3 million Qimonda ADSs were returned to IF AG on January 4, 2008.

On June 5, 2003, IF AG (as guarantor), through Infineon Technologies Holding B.V. (as issuer) issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of IF AG, at a conversion price of €10.23 per share through maturity. The notes accrue interest at 5.0 percent per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of IF AG. The noteholders have a negative pledge relating to future capital market indebtedness, as defined. The noteholders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. IF AG may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if IF AG’s share price exceeds 125 percent of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. On September 29, 2006 IF AG (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. During the 2008 fiscal year, IF AG repurchased a notional amount of €100 million of its convertible subordinated notes due 2010. The repurchase was made out of available cash. At September 30, 2008, the outstanding notional amount was €600 million.

Under the long-term incentive plans 1999 and 2001, as well as the Stock Option Plan 2006, the management board of the IF AG granted to IF AG management and employees and the executive management and employees of affiliated companies an aggregate of 57.3 million options to acquire one share per option. Of these options granted, 2.1 million options have been exercised and 21.9 million options forfeitured or expired. As of September 30, 2009, 33.3 million options are outstanding.

In 2006, IF AG’s shareholders approved the Stock Option Plan 2006 (“SOP 2006”) which replaced the LTI 2001 Plan. Under the terms of SOP 2006, IF AG can grant up to 13 million options over a three-year period. The exercise price of each option equals 120 percent of the average closing price of the stock during the five trading days prior to the grant date. Granted options are only exercisable if the price of a share exceeds the trend of the comparative index Philadelphia Semiconductor Index (“SOX”) for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire six years from the grant date.

Infineon Technologies AG
Notes to the Financial Statements

(21b)	Additional paid-in capital

The IF AG structured the additional paid-in capital in accordance with its origination.

The additional paid-in capital includes the share premium, resulting from the issuance of shares at prices above the nominal amount and other paid-in surplus of shareholders.

The additional paid-in capital increased by €7 million from €6,923 million to €6,930 million. The increased resulted from the exercise of stock options under Infineon Technologies AG 2001 International Long Term Incentive Plan, which led to additional surpluses paid-in.

Conditional share capital

IF AG has conditional capital of up to an aggregate nominal amount of €92 million (Conditional Share Capital I), of up to an aggregate nominal amount of €29 million (Conditional Share Capital III) and up to an aggregate nominal amount of €24.5 million (Conditional Share Capital IV/2006) that may be used to issue up to 72.6 million new registered shares in connection with IF AG’s long-term incentive plans. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

IF AG has conditional capital of up to an aggregate nominal amount of €152 million (Conditional Share Capital 2002) that may be used to issue up to 76 million new registered shares upon conversion of debt securities, issued in June 2003 and which may be converted at any time until May 22, 2010. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

IF AG has further conditional capital of up to an aggregate nominal amount of €248 million (Conditional Share Capital 2007) that may be used to issue up to 124 million new registered shares upon conversion of debt securities which may be issued before February 14, 2012. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

IF AG has further conditional capital of up to an aggregate nominal amount of €150 million (Conditional Share Capital 2008) that may be used to issue up to 75 million new registered shares upon conversion of debt securities which may be issued before February 13, 2013. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

(21c)	Retained earnings

	2007	2008
	€ in millions

Retained earnings according to §150 section 1 Corporate Act	32	32

Total	32	32

(22)	Special reserves with equity portion (“Sonderposten mit Rücklageanteil”)

Special reserves with equity portion includes €1 million recognized outside profit or loss in accordance to § 4 of the Development Area Law (Fördergebietsgesetze). This amount will be recognized over the estimated useful life of the assets. The amount of €1 million has been recognized in other operating income in the statement of operations.

(23)	Provisions for pensions

	2007	2008
	€ in millions

Provisions for pensions	322	284

Total	322	284

Provisions for pensions were measured based on the “projected unit credit method” in accordance with SFAS 87. The actuarial present value of the Projected Benefit Obligation (PBO) at the measurement date is calculated by independent actuaries using a discount rate of 6.5 percent per year, an expected rate of salary increase of 2.5 percent per year, and a projected future pension increase rate of 2.0 percent per year. The assumptions regarding the probabilities for mortality and disability were based on the

Infineon Technologies AG
Notes to the Financial Statements

“Richttafeln 2005 G” of Prof. Dr. Klaus Heubeck. Assumptions regarding the employee turnover were also considered.

(24)	Provisions for taxes

Provisions for taxes of €13 million primarily reflect income taxes for years for which the tax assessments were not finalized.

(25)	Other provisions

Other provisions of €347 million (prior year: €424 million) relate to accrued personnel and social costs, warranties, unrealized losses from foreign currency forward contracts, restructuring expenses, other risks, and other provisions occurring from the ordinary course of business.

(26)	Liabilities

	as of	as of	Thereof maturing
	September 30,	September 30,		between one and	after more than
	2007	2008	within one year	five years	five years
	€ in millions	€ in millions	€ in millions	€ in millions	€ in millions

Liabilities to banks	0	8	0	0	8
Trade payables	209	183	181	2	0
Payables to affiliated companies	2,665	2,716	2,116	600	0
Payables to associated companies	0	8	8	0	0
Other liabilities	98	155	134	21	0
Thereof from taxes	11	11	—	—	—
Thereof for social security	0	0	—	—	—

Total	2,972	3,070	2,439	623	8

Payables to affiliated companies primarily reflect payables to domestic and foreign subsidiaries from intercompany transfers with respect to the central finance and liquidity management (€2.342 million, prior year: €2.485 million) and trade payables to domestic and foreign subsidiaries (€374 million, prior year: €180 million).

Payables to associated companies primarily reflect trade payables (€8 million, prior year: €0 million).

Other payables included primarily payroll obligations to employees, payroll tax obligations and €42 million (prior year: €61 million) relating to the plea agreement with the U.S. Department of Justice to settle alleged antitrust violations. The payable was charged to Qimonda AG and the respective receivable is included in receivables from affiliated companies.

Infineon Technologies AG
Notes to the Financial Statements

(27)	Deferred income

Deferred income amounts to €44 million (prior year: €29 million) and includes primarily compensatory payments and prepayments for future services of IF AG with respect to licence and development agreements.

Other disclosures

Personnel expenses/Employees

Personnel expenses included in the statements of operations are as follows:

	2007	2008
	€ in millions

Wages and salaries	634	739
Social levies	85	81
Pension expenses	(33)	(31)

Total	686	789

Wages and salaries include among others direct labor, salaries, termination benefits, in particular restructuring measures (€172 million), vacation allowances, special allowances, and changes in employee related provisions.

Social levies primarily reflect the employer’s share of social security.

Pension expenses include amounts resulting from changes in provisions for pensions.

The average number and structure of employees of IF AG is shown in the tables below.

	2007	2008

Neubiberg	4,106	4,151
Regensburg	2,443	2,432
Warstein	997	769
Other	431	438

Total	7,977	7,790

	2007	2008

Executive salaried employees	256	280
Non-tariff salaried employees	2,713	2,755
Tariff salaried employees	3,094	3,040
Total salaried employees	6,063	6,075
Hourly employees	1,914	1,715

Total	7,977	7,790

Costs of services and materials

	2007	2008
	€ in millions

Raw materials, supplies and purchased goods	3,334	3,546
Purchased services	1,143	958

Total	4,477	4,504

Derivative financial instruments

IF AG enters into derivative financial instruments including interest rate swap agreements and foreign currency forwards and option contracts. The objective of these transactions is to reduce the impact of

Infineon Technologies AG
Notes to the Financial Statements

interest rate and exchange rate fluctuations on the foreign currency denominated cash flows. IF AG does not enter into derivatives for trading or speculative purposes.

The notional amounts and fair values of IF AG derivative instruments as of September 30, 2008 are as follows:

	notional amount maturing				Fair value maturing
	within	Within	After		within	Within	After
	1 year	1 to 5 years	5 years	Total	1 year	1 to 5 years	5 years	Total
	€ in millions

Interest rate instruments
Interest rate swaps	0	500	0	500	0	0	0	0

	0	500	0	500	0	0	0	0
Foreign currency instruments
Currency options	340	0	0	340	(3)	0	0	(3)
Forward contracts: Purchased EUR, Sold foreign currency	343	19	0	362	(12)	2	0	(10)
Forward contracts: Sold EUR, Purchase foreign currency	240	39	0	279	2	(4)	0	(2)

	923	58	0	981	(13)	(2)	0	(15)

Total	923	558	0	1.481	(13)	(2)	0	(15)

The notional amounts of derivative financial instruments reflect the gross amounts of all purchase and sale contracts. The fair values of forward exchange transactions are determined on the basis of current ECB reference rates, taking into consideration the respective forward premium or discount. The fair values (gains and losses) of foreign currency instruments are presented on a net basis. Foreign currency swaps and interest rate swaps are measured based on net present values. The fair values of interest rate instruments are arrived at on the basis of the discounted expected future cash flows; whereby the market interest rates that are valid for the remaining terms of the financial instruments are used.

The notional amounts for outstanding derivative financial instruments denominated in a foreign currency were translated into euro using period-end exchange rates. Fair values for interest rate instruments are based on the Clean Price.

The following book values for derivative financial instruments are included in other assets, other payables, and other provisions.

	2007	2008
	€ in millions

Other assets
Foreign currency instruments	0	1
Interest rate instruments	1	0
Other payables and other provisions
Foreign currency instruments	(11)	(15)
Interest rate instruments	0	(1)

Total	(10)	(15)

Infineon Technologies AG
Notes to the Financial Statements

Contingencies

	2007	2008
	€ in millions

Guarantees related to convertible and exchangeable bonds	915	815
Credit guarantees in favour of affiliated companies and investments	179	261
Guarantees for leases	52	53
Credit guarantees related to grants	18	16
Other	9	2
Thereof to affiliated companies	1.172	1.146

Total	1,173	1,147

Other financial obligations

As of September 30, 2008, the company has off-balance sheet arrangements for lease contracts for properties as well as long-term lease contracts for fixed assets. According to the terms of the contracts IF AG is not the economic owner of the property. The expected future cash outflows for these lease contracts amount to €50 million for the following fiscal year, €190 million for the following 2 to 5 years, and €276 million for the period thereafter.

As of September 30, 2008, the company has additional off-balance sheet arrangements for unconditional long-term purchase commitments. The expected future cash outflows for these purchase commitments amount to €271 million for the following fiscal year and €15 million for the following 2 to 5 years.

The company is subject to various other claims and proceedings related to the ordinary course of business, including deliveries and services incidental to the business, patent infringements, and claims for damages. The company has accrued liabilities for the estimated legal cost of adjudication for various claims. Although the results of those claims and proceedings cannot be reliably estimated, an adverse final resolution of the investigations or lawsuits could result in material adverse effects on the company’s results of operations, financial conditions and cash flow. In addition IF AG is involved in antitrust investigations regarding alleged violations of antitrust lawsuits and civil law claims for which Qimonda AG is obligated to indemnify IF AG.

The operating and financial review (including the risk report) gives further detailed description of potential financial obligations relating to Qimonda AG.

Other financial obligations are in the normal course of business.

Management Board and Supervisory Board Compensation

Management Compensation in the 2008 Fiscal Year

In the 2008 fiscal year, the active members of the Management Board received total compensation of €4.9 million. In the 2007 fiscal year the members of the Management Board active in this year received total compensation of €6.5 million, including 550,000 stock options with a fair value of €1.1 million (determined in accordance with the Monte Carlo simulation model). In the 2008 fiscal year, no stock options were granted to members of the Management Board. No performance-related bonuses were paid for the 2007 and 2008 fiscal years. The total cash compensation in the 2008 fiscal year amounts to €4.9 million (previous year: €5.3 million).

The total aggregate cash compensation of the members of the Supervisory Board in the 2008 fiscal year amounted to €0.5 million (previous year: €0.6 million). In addition, according to the Articles of Association each member of the Supervisory Board received in the 2007 fiscal year 1,500 share appreciation rights with a fair value of €2.03 (determined in accordance with the Monte Carlo simulation model). In the 2008 fiscal year, the members of the Supervisory Board waived their share appreciations rights.

Infineon Technologies AG
Notes to the Financial Statements

Former members of the Management Board received total payments of €0.9 million (severance and pension payments) in the 2008 fiscal year. This includes the compensation paid to Dr. Ziebart from June 2008 onward in the amount of €0.6 million.

During the 2008 fiscal year a total of €1.2 million was added to pension reserves for current pensions and entitlements of former Management Board members; as of September 30, 2008, these pension reserves amount to €26.6 million.

Neither Infineon nor any of its subsidiaries have granted loans to any member of our Supervisory or Management Boards.

Regarding the required information on the individual remuneration of the members of our Supervisory or Management Boards pursuant to HGB section 314 par. 1 No. 6 subsection a, sentence 5 to 9, reference is made to the Compensation Report which is part of the Operating and Financial Review.

Management Board

The current members of our Management Board, their positions and their ages are as follows:

				Memberships of Supervisory Boards
				and comparable governing bodies of
		Term		domestic and foreign companies during
Name	Age	expires	Position	the fiscal year ended September 30, 2008

Peter Bauer	48	September 30, 2011	Spokesman of the Management Board, Chief Executive Officer (since June 1, 2008)	Member of the Board of Directors of:
Infineon Technologies China Co., Ltd.,
Shanghai, People’s Republic of China
(since June 1, 2008)
Infineon Technologies Asia Pacific Pte., Ltd.,
Singapore (since June 1, 2008)
Infineon Technologies North America Corp.,
Wilmington, Delaware, USA
(since June 1, 2008)
Infineon Technologies Japan K.K., Tokyo,
				Japan (since June 12, 2008)
Prof. Dr. Hermann Eul	49	August 31, 2012	Member of the Management Board and Executive Vice President	Member of the Supervisory Board of: 7Layers AG, Ratingen
Dr. Reinhard Ploss	52	May 31, 2012	Member of the Management Board and Executive Vice President	chairman of the Supervisory Board of:
Infineon Technologies Austria AG, Villach,
Austria
Member of the Board of Directors of:
Infineon Technologies (Kulim) Sdn. Bhd.,
Kulim, Malaysia
Member of the Supervisory Board of:
Qimonda AG, Munich
				(since August 19, 2008)
Dr. Marco Schröter (since April 1, 2008)	45	March 31, 2013	Member of the Management Board, Executive Vice President and Chief Financial Officer	Member of the Supervisory Board of:
Infineon Technologies Austria AG, Villach,
Austria (since May 5, 2008)
Member of the Board of Directors of
(each since April 1, 2008):
Infineon Technologies Asia Pacific Pte., Ltd.,
Singapore
Infineon Technologies China Co., Ltd.,
Shanghai, People’s Republic of China
Infineon Technologies North America Corp.,
				Wilmington, Delaware, USA

Infineon Technologies AG
Notes to the Financial Statements

Memberships of Supervisory Boards
and comparable governing bodies of
		Term		domestic and foreign companies during
Name	Age	expires	Position	the fiscal year ended September 30, 2008

Resigned Members of the Management Board
Dr. Wolfgang Ziebart (resigned as of May 31, 2008)	58	—	chairman of the Management Board President and Chief Executive Officer	Member of the Board of Directors of
(each until May 31, 2008):
Infineon Technologies China Co., Ltd.,
Shanghai, People’s Republic of China
Infineon Technologies Asia Pacific Pte., Ltd.,
Singapore
Infineon Technologies Japan K.K., Tokyo, Japan
Infineon Technologies North America Corp.,
Wilmington, Delaware, USA
Peter J. Fischl (retired as of March 31, 2008)	62	—	Member of the Management Board Executive Vice President and Chief Financial Officer	chairman of the Supervisory Board of:
Qimonda AG, Munich
Infineon Technologies Austria AG, Villach,
Austria (since December 5, 2007 until
March 31, 2008)
Member of the Board of Directors of
(each until March 31, 2008):
Infineon Technologies Asia Pacific Pte., Ltd.,
Singapore
Infineon Technologies China Co., Ltd.,
Shanghai, People’s Republic of China
Infineon Technologies North America Corp.,
Wilmington, Delaware, USA

Supervisory Board Members

The current members of our Supervisory Board, the Supervisory Board position held by them, their occupation, their principal external positions and their ages are as follows:

				Membership of other Supervisory Boards
				and comparable governing bodies of
		Term		domestic and foreign companies during
Name	Age	expires	Occupation	the fiscal year ended September 30, 2008

Max Dietrich Kley chairman	68	2010	Lawyer	chairman of the Supervisory Board of:
SGL Carbon AG, Wiesbaden
Member of the Supervisory Board of:
BASF SE, Ludwigshafen
HeidelbergCement AG, Heidelberg
Schott AG, Mainz
Member of the Board of Directors of:
				UniCredit S.p.A., Milan, Italy
Gerd Schmidt(1) Deputy chairman	54	2009	chairman of the Infineon Central Works Council chairman of the Infineon Works Council, Regensburg
Wigand Cramer(1)	55	2009	Labor union clerk IG Metall, Berlin
Alfred Eibl(1)	59	2009	chairman of the Infineon Works Council, Munich-Campeon
Prof. Johannes Feldmayer	51	2010	Management Consultant
Jakob Hauser(1)	56	2009	chairman of the Works Council, Qimonda AG, Munich
Gerhard Hobbach(1)	46	2009	Deputy chairman of the Infineon Works Council, Munich-Campeon
Prof. Dr. Renate Köcher	56	2010	Managing Director of Institut für Demoskopie Allensbach GmbH, Allensbach	Member of the Supervisory Board of: Allianz SE, Munich BASF SE, Ludwigshafen (until January 14, 2008) MAN AG, Munich BMW AG, Munich (since May 8, 2008)

Infineon Technologies AG
Notes to the Financial Statements

				Membership of other Supervisory Boards
				and comparable governing bodies of
		Term		domestic and foreign companies during
Name	Age	expires	Occupation	the fiscal year ended September 30, 2008

Dr. Siegfried Luther	64	2010	Managing Director of Reinhard Mohn Verwaltungs GmbH, Gütersloh	Member of the Supervisory Board of:
WestLB AG, Duesseldorf/Muenster
Wintershall Holding AG, Kassel
EVONIK Industries AG, Essen
(since December 3, 2007)
chairman of the Board of Administration of:
RTL Group S.A., Luxembourg
Member of the Board of Administration of:
Compagnie Nationale à Portefeuille S.A.,
				Loverval, Belgium
Michael Ruth(1) Representative of Senior Management	48	2009	Corporate Vice President Reporting and Planning, Infineon Technologies AG
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel	55	2010	Professor at the Munich Technical University, Munich
Kerstin Schulzendorf(1)	46	2009	Member of the Works Council, Infineon Dresden
Dr. Eckart Sünner	64	2010	President Legal, Taxes & Insurance BASF SE, Ludwigshafen (until December 31, 2007) President, Chief Compliance Officer BASF SE, Ludwigshafen (since January 1, 2008)	Member of the Supervisory Board of: K+S AG, Kassel
Alexander Trüby(1)	38	2009	Member of the Works Council Infineon Dresden
Prof. Dr. rer. nat. Martin Winterkorn	61	2010	chairman of the Management Board Volkswagen AG, Wolfsburg	chairman of the Supervisory Board of:
Audi AG, Ingolstadt
Member of the Supervisory Board of:
Salzgitter AG, Salzgitter
FC Bayern München AG, Munich
TÜV Süddeutschland Holding AG, Munich
Member of the Board of Administration of:
SEAT S.A., Barcelona, Spain
chairman of the Board of Directors of:
Scania AB, Södertälje, Sweden
				(since May 3, 2007)
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	64	2010	Member of the Corporate Executive Committee (until December 31, 2007) Management Consultant (since January 1, 2008) Siemens AG, Munich	Member of the Supervisory Board of:
Deutsche Messe AG,
Hanover BSH Bosch und
Siemens Hausgeräte GmbH, Munich
(until April 30, 2008)
Leoni AG, Nuremberg
SAP AG, Walldorf
chairman of the Board of Administration of:
Siemens Ltd., Beijing, People’s Republic of
China (until May 19, 2008)
Siemens S.A., Lisbon, Portugal
(until April 28, 2008)
Siemens Ltd., Mumbai, India
(until March 31, 2008)
Siemens Ltd., Seoul, Korea
				(since May 1, 2007)

(1)	Employee representative.

Infineon Technologies AG
Notes to the Financial Statements

The Supervisory Board maintains the following principal committees:

Committee	Members

Executive Committee	Max Dietrich Kley
Gerd Schmidt
Prof. Dr. rer. nat. Martin Winterkorn
Investment, Finance and Audit Committee	Max Dietrich Kley
Dr. Siegfried Luther
Gerd Schmidt
Mediation Committee	Max Dietrich Kley
Gerd Schmidt
Alexander Trüby
Prof. Dr. rer. nat. Martin Winterkorn
Nomination Committee	Max Dietrich Kley
Prof. Johannes Feldmayer
Prof. Dr. Renate Köcher
Dr. Siegfried Luther
Prof. Dr. rer. nat. Doris
Schmitt-Landsiedel
Dr. Eckart Sünner
Prof. Dr. rer. nat. Martin Winterkorn
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus
Wucherer
Strategy and Technology Committee	Alfred Eibl
Jakob Hauser
Alexander Trüby
Prof. Dr. rer. nat. Doris
Schmitt-Landsiedel
Prof. Dr. rer. nat. Martin Winterkorn
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus
Wucherer
Qimonda Committee	Alfred Eibl
Prof. Johannes Feldmayer
Dr. Siegfried Luther
Gerd Schmidt

Information pursuant to Section 160 Section 1 No. 2 Corporate Act (AktG)

IF AG did not make use of the authorization to repurchase and use its own shares, as granted by the general shareholders’ meeting on February 14, 2008, and IF AG did not repurchase any of its own shares in the 2008 fiscal year. As of September 30, 2008, IF AG did not hold any of its own shares.

Information pursuant to Section 160 Section 1 No. 8 Corporate Act (AktG)

The German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”) requires each shareholder whose voting rights reaches, exceeds or, after exceeding, falls below the 3, 5, 10, 15, 20, 25, 30, 50 or 75 percent thresholds of a listed corporation to notify such corporation and the German Federal Supervisory Authority for Financial Services (Bundesanstalt für Finanzdienstleistungaufsicht) immediately, but no later than four trading days after such shareholder has reached, exceeded or fallen below such a threshold. The Company has been notified of the changes in voting rights set forth below. The number of shares stated below is taken from the most recent shareholder notification and may therefore be outdated.

Infineon Technologies AG
Notes to the Financial Statements

•	On June 8, 2006, the Capital Group Companies, Inc., Los Angeles, USA has informed the Company according to WpHG Section 21, paragraph 1 and Section 22 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany have fallen below the threshold of 5 percent on June 7, 2006 and amount on that date to 4.949 percent (corresponding to 36,995,392 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentences 2 and 3.

•	On June 14, 2006, Capital Group International, Inc., Los Angeles, USA has informed the Company according to WpHG Section 21, paragraph 1 and Section 22 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany have fallen below the threshold of 5 percent on June 7, 2006 and amount on that date to 4.949 percent (corresponding to 36,995,392 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentences 2 and 3.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has informed the Company according to WpHG Section 21, paragraph 1 and Section 23 that on February 7, 2008 its voting rights in Infineon Technologies AG, Neubiberg, Germany have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights).

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of ML UK Capital Holdings, London, United Kingdom, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to ML UK Capital Holdings in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through which the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG section 21 paragraph 1 WpHG that, on February 7, 2008 the voting rights of Merrill Lynch Holdings Limited, London, United Kingdom, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch Holdings Limited in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through which the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch Europe Intermediate Holdings, London, United Kingdom, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch Europe Intermediate Holdings in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch Europe PLC, London, England, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch Europe PLC in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through which the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited,

Infineon Technologies AG
Notes to the Financial Statements

which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch International Holdings Inc., Wilmington, USA, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch International Holdings Inc. in accordance with WpHG Section 22, paragraph 1, sentence 1 No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC, which is controlled by Merrill Lynch International Holdings Inc.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch International Inc., Wilmington, USA, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch International Inc. in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC, which is controlled by Merrill Lynch International Holdings Inc., which is controlled by Merrill Lynch International Inc.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch & Co Inc., Wilmington, USA, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch & Co Inc. in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC, which is controlled by Merrill Lynch International Holdings Inc., which is controlled by Merrill Lynch International Inc, which is controlled by Merrill Lynch & Co Inc.

•	On March 5, 2008, Brandes Investment Partners L.P. San Diego, USA, has informed the Company according to WpHG Section 21, paragraph 1 that, via shares its voting rights on Infineon Technologies AG, Neubiberg, Deutschland, have exceeded the threshold of 3 percent on February 12, 2008 and now amount to 3.08 percent (this corresponds to 23,073,601 voting rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 3.08 percent of the voting rights is to be attributed to the company.

•	On March 11, 2008, Dodge & Cox, San Francisco, USA, has informed the Company according to WpHG Section 21, paragraph 1 that, via shares the voting rights of Dodge & Cox International Stock Fund, San Francisco, USA, on Infineon Technologies AG, Neubiberg, Deutschland, have exceeded the threshold of 10 percent on March 7, 2008 and now amount to 10.03 percent (this corresponds to 75,227,800 voting rights).

•	On March 11, 2008, Dodge & Cox, San Francisco, USA, has informed the Company according to WpHG Section 21, paragraph 1 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany, have exceeded the threshold of 10 percent on March 7, 2008 and now amount to 10.03 percent (this corresponds to 75,227,800 voting rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 10.03 percent of the voting rights (this corresponds to 75,227,800 voting rights) is to be attributed to the company from Dodge & Cox International Stock Fund, which holds directly more than 10 percent on Infineon Technologies AG (10.03 percent).

Infineon Technologies AG
Notes to the Financial Statements

•	On December 2, 2008, Templeton Investment Counsel, LLC, Fort Lauderdale, Florida, USA, has informed the Company according to WpHG Section 21, paragraph 1 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the 5 percent limit on December 1, 2008 and amounted to 4.89 percent (corresponding to 36,691,854 Voting Rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 4.89 percent of the voting rights (corresponding to 36,691,854 Voting Rights) are to be attributed to the company.

•	On December 12, 2008, AllianceBernstein L.P., New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008 its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6.

•	On December 12, 2008, AllianceBernstein Corporation, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, Equitable Holdings LLC, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA Equitable Life Insurance Company, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA Equitable Financial Services, LLC, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA Financial, Inc., New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA S.A., Paris, France, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the thresholds of 3 percent and 5 percent and amounted to 2.68 percent (corresponding to 20,078,742 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 17, 2008, Templeton Global Advisors Limited, Nassau, Bahamas, has informed the Company according to WpHG Section 21, paragraph 1 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the 3 percent threshold on December 15, 2008 and amounted to 2.86 percent (corresponding to 21,412,923 Voting Rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 2.86 percent of the voting rights (corresponding to 21,412,923 voting rights) is to be attributed.

Information pursuant to Section 161 German Corporate Act (AktG)

The compliance declaration prescribed by Section 161 AktG was executed by the Management Board and the Supervisory Board and made available to the shareholders on a continuous basis via the internet.

Infineon Technologies AG
Notes to the Financial Statements

Affiliated/associated companies

	As of September 30, 2008	Equity	After tax	Capital share
		€ in millions		in %

I.	Affiliated companies
1.	Affiliated companies/Domestic
	Infineon Technologies Dresden GmbH & Co. OHG, Dresden	415	14	100%
	Infineon Technologies Finance GmbH, Neubiberg(2)	370	0	100%
	Infineon Technologies Bipolar GmbH & Co. KG, Warstein	53	4	60%
	Infineon Technologies Wireless Solutions GmbH, Neubiberg	0	0	100%
	Comneon GmbH, Nuremberg	9	0	100%
	Qimonda AG, Munich(9)(11)	4.483	(262)	78%
	Qimonda Dresden GmbH & Co. OHG, Dresden(3)(11)	611	(19)	78%
	Qimonda Europe GmbH, Munich(3)(11)	3	0	78%
2.	Affiliated companies/Foreign
	Europe
	ALTIS Semiconductor S.N.C., Essonnes, France(5)(10)	131	16	50%
	Infineon Technologies Austria AG, Villach, Austria(1)	603	65	100%
	Infineon Technologies France S.A.S., Saint Denis, France(1)	196	19	100%
	Infineon Technologies Holding B.V., Rotterdam, Netherlands	2.192	(1.442)	100%
	Infineon Technologies Investment B.V., Rotterdam, Netherlands(1)	5	(1.596)	100%
	Infineon Technologies SensoNor AS, Horten, Norway	537	47	100%
	Qimonda Holding B.V., Rotterdam, Netherlands(3)(11)	1.535	57	78%
	Qimonda Portugal S.A., Vila do Conde, Portugal(4)(11)	240	39	78%
	Qimonda Investment B.V., Rotterdam, Netherlands(4)(11)	0	0	78%
	USA
	Infineon Technologies North America Corp., Wilmington, Delaware, USA(1)	103	18	100%
	Infineon Technologies Industrial Power Inc., Wilmington, Delaware,USA(1)	8	3	100%
	Primarion Inc., Torrance, California, USA(1)	29	(6)	100%
	Qimonda Richmond, LLC, Wilmington, Delaware, USA(6)	581	(133)	78%
	Qimonda North America Corp., Wilmington, Delaware, USA(4)	758	76	78%
	Asien
	Infineon Technologies (Advanced Logic) Sdn. Bhd., Malacca, Malaysia(1)	14	2	100%
	Infineon Technologies Asia Pacific Pte., Ltd, Singapore(1)	75	18	100%
	Infineon Technologies China Co. Ltd., Shanghai, China(1)(10)	40	2	100%
	Infineon Technologies Japan K.K., Tokio, Japan(1)	3	2	100%
	Infineon Technologies (Kulim) Sdn. Bhd., Kulim, Malaysia(7)	38	(1)	100%
	Infineon Technologies (Malaysia) Sdn. Bhd., Malacca, Malaysia(1)	62	6	100%
	Qimonda Asia Pacific Pte. Ltd., Singapore(4)(11)	64	33	78%
	Qimonda Malaysia Sdn. Bhd., Malacca, Malaysia(4)(11)	19	2	78%
	Qimonda Module (Suzhou) Co., Ltd., Suzhou, China(4)(11)	10	6	78%
	Qimonda Technologies (Suzhou) Co., Ltd., Suzhou, China(4)(11)	200	73	57%
II.	Associated companies
	Other investments/Foreign
	Inotera Memories Inc., Taoyuan, Taiwan(8)(11)	1.700	341	28%

(1)	Held by Infineon Technologies Holding B.V.

(2)	Partially held by Infineon Technologies Holding B.V.

(3)	Held by Qimonda AG

(4)	Held by Qimonda Holding BV.

(5)	Held by Infineon Technologies Holding France S.A.S

(6)	Held by Qimonda North America Corp.

(7)	Held by Infineon Technologies Austria AG

(8)	Held by Qimonda AG. On October 13, 2008, Qimonda announced that they entered into a share purchase agreement to sell its 35.6 percent stake in Inotera memories, inc, to Micron Technology, Inc, for cash proceeds of US$400 million. The sale of the Inotera stake occurred in two equal tranches, on October 20, 2008 and November 26, 2008, respectively.

(9)	Partially held by Infineon Investment B.V.

(10)	as of December 31, 2007

(11)	as of September 30, 2007. Equity and income (loss) after tax as of September 30, 2008 may differ significantly from prior year’s figures. The company refers to its Operating and Financial Review (including the risk report).

Infineon Technologies AG
Notes to the Financial Statements

Figures are according to financial statements considering country-specific regulations are might partially be preliminary. Equity and net income (loss) was converted as of September 30, 2008 from local currency to Euro by using the average exchange rate of foreign currencies.

Management

Neubiberg, Dezember 22, 2008
Infineon Technologies AG

Peter Bauer Dr. Reinhard Ploss	Prof. Dr. Hermann Eul Dr. Marco Schroeter

Infineon Technologies AG
Notes to the Financial Statements

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the operating and financial review includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Neubiberg, December 22, 2008 Peter Bauer Dr. Reinhard Ploss	Prof. Dr. Hermann Eul Dr. Marco Schröter

The following auditor’s report, prepared in accordance with §322 HGB [“Handelgesetzbuch”: “German Commercial Code”], refers to the complete financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report for the business year from October 1, 2007 to September 30, 2008. The management report is not included in this prospectus.

AUDITOR’S REPORT

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of Infineon Technologies AG, Neubiberg, and the Infineon group for the business year from October 1, 2007 to September 30, 2008. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [“Handelsgesetzbuch”: “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the Company’s position and suitably presents the opportunities and risks of future development.”

Munich, December 23, 2008

KPMG AG
Wirtschftsprüfungsgesellschaft

(formerly KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft)

Kozikowski Wirtschaftsprüfer	Kempf Wirtschaftsprüfer

RECENT DEVELOPMENTS AND OUTLOOK

Subsequent to March 31, 2009, Infineon repurchased €38 million in nominal amount of its Exchangeable Notes due 2010 for €27 million in cash and €56 million in nominal amount of its Convertible Notes due 2010 for €44 million in cash. The repurchases were made out of available cash.

On May 26, 2009, the Company, through its subsidiary Infineon Technologies Holding B.V., issued a nominal amount of €196 million in New Convertible Notes due 2014 at a discount of 7.2 percent in an offering to institutional investors guaranteed by the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measures Taken to Date to Improve Infineon’s Financial Condition — Issuance of New Notes.”

On July 7, 2009, the Company entered into an Asset Purchase Agreement with Wireline Holdings, an entity affiliated with Golden Gate Private Equity, to sell the Wireline Communications business for a cash consideration of €250 million. The majority of the purchase price is payable at closing, which is expected to occur in the fall of 2009, with €20 million of the purchase price being payable 9 months after the closing date. Infineon is selling the Wireline Communications business in order to focus on the further development of its main business, its strategy and strong position in the key areas of energy efficiency, security and communications, while at the same time further improving its balance sheet and strengthening its liquidity position. The sale is expected to close in the fall of 2009. See “Business — Material Contracts — Backstop Arrangement.”

On July 10, 2009, the Company entered into an Investment Agreement with the Backstop Investor, whereby the Backstop Investor will subscribe to the Investment Shares at the Subscription Price up to a number of Investment Shares that does not lead to a shareholding in the Company exceeding 30 percent minus one share in the Company’s share capital and voting rights post execution of the Offering, and subject to the Backstop Investor being able to establish a participation in the equity capital and voting rights in the Company of at least 15 percent post execution of the Offering, unless such requirement is waived by the Backstop Investor. See “Business — Acquisitions, Dispositions and Discontinued Operations — Divestiture of the Wireline Communications Business.”

Infineon’s revenues in the three months ended June 30, 2009 were €845 million compared to €747 million in the three months ended March 31, 2009 and €1,029 million in the three months ended June 30, 2008. Revenues were up 13 percent sequentially and down 18 percent year-over-year. In the three months ended June 30, 2009, Automotive sales were approximately €206 million, Industrial & Multimarket sales were approximately €221 million, Chip Card & Security sales were approximately €82 million, Wireless Solutions sales were approximately €251 million, and Wireline Communications sales were approximately €84 million. Other Operating Segment and Corporate and Elimination sales were approximately €1 million.

Segment Results for the three months ended June 30, 2009 were as follows: Automotive Segment Result was approximately negative €17 million, Industrial & Multimarket Segment Result was approximately €9 million, Chip Card & Security Segment Result was approximately €4 million, Wireless Solutions Segment Result was approximately €19 million, and Wireline Communications Segment Result was approximately €7 million. Other Operating Segment Result was approximately negative €1 million and Corporate and Elimination Segment Result was approximately negative €13 million.

Infineon’s gross cash position amounted to €871 million as of June 30, 2009 and total debt at book values amounted to €1,022 million. Total debt at nominal values amounted to €1,114 million as of June 30, 2009. Infineon’s net debt position using nominal values was €243 million as of June 30, 2009.

Infineon defines gross cash position from continuing operations as cash and cash equivalents and available-for-sale financial assets, and net debt position from continuing operations as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered “cash”, it reports its gross cash and net debt positions to provide investors with an understanding of the Company’s overall liquidity.

As of June 30, 2009, inventories were €521 million compared to €543 million as of March 31, 2009, trade and other receivables were €496 million compared to €518 million as of March 31, 2009, and trade and other payables were €365 million compared to €302 million as of March 31, 2009, respectively.

Capital expenditures, including capitalization of R&D expenses in accordance with IFRS, for the three months ended June 30, 2009 were approximately €26 million compared to €51 million in the three months ended March 31, 2009. Depreciation and amortization, including amortization of capitalized R&D, was approximately €133 million for the three months ended June 30, 2009 compared to €137 million in the three months ended March 31, 2009.

The Company expects its quarterly report for the three and nine months ended June 30, 2009 to be published on or about July 29, 2009. The Company will publish on or about July 29, 2009 a supplement to the Prospectus to reflect the recent developments for the interim period up to and including June 30, 2009 in the Prospectus.

G-1

Neubiberg, July 2009

Infineon Technologies AG

gez. Bauer	gez. Dr. Schröter

gez. Prof. Dr. Eul	gez. Dr. Ploss

Frankfurt/Main, July 2009

Credit Suisse Securities (Europe) Limited

gez. Grosse	gez. Echterbecker

Frankfurt/Main, July 2009

Deutsche Bank AG

gez. Ritter	gez. Höhne

London, July 2009

Merrill Lynch International

gez. Matthäus

U-1

London, July 2009

Citigroup Global Markets Ltd.

gez. Radtke

U-2